Exhibit 99.2

THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THIS DISCLOSURE STATEMENT IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE COURT.

DISCLOSURE STATEMENT, DATED NOVEMBER 30, 2016
Solicitation of Votes on the Prepackaged
 Joint Plan of Reorganization of
ULTRAPETROL (BAHAMAS) LIMITED, and certain
 of its direct and indirect subsidiaries
from the holders of outstanding
2021 Note Claims
IFC-OFID Loan Claims
Offshore Lender Parent Claims
General Unsecured Claims (Cornamusa)
AND
Solicitation of Shareholder Consent to
Sale Transaction from the

Shareholders of Ultrapetrol (Bahamas) Limited

THE VOTING DEADLINE TO ACCEPT OR REJECT THE JOINT PREPACKAGED PLAN OF REORGANIZATION IS 4:00 P.M. ON JANUARY 4, 2017, UNLESS EXTENDED BY ULTRAPETROL (BAHAMAS) LIMITED.

THE DEADLINE FOR SHAREHOLDERS OF ULTRAPETROL (BAHAMAS) LIMITED TO CONSENT TO THE SALE TRANSACTION AND RETURN THE WRITTEN RESOLUTION IS 4:00 P.M. ON JANUARY 4, 2017, UNLESS EXTENDED BY ULTRAPETROL (BAHAMAS) LIMITED.

RECOMMENDATION BY ULTRAPETROL

The board of directors of Ultrapetrol (Bahamas) Limited, and the board of directors or other governing body of each of the direct and indirect subsidiaries of Ultrapetrol (Bahamas) Limited identified in the Introduction below have unanimously approved the solicitation, the form of proposed joint prepackaged plan of reorganization attached as Exhibit A to this Disclosure Statement (the "Plan"), and the transactions contemplated thereby, and recommend that all creditors whose votes are being solicited submit ballots accepting the Plan so as to be received prior to the voting deadline of 4:00 p.m. (prevailing Eastern time) on January 4, 2017.
RECOMMENDATION BY THE MAJORITY SUPPORTING NOTE HOLDERS, IFC, AND OFID
The Plan is supported by the Majority Supporting Noteholders representing 84.26% of the Debtors' obligations under the 2021 Notes and IFC and OFID representing all of the Debtors' obligations under the IFC-OFID Loans.  The Majority Supporting Noteholders, IFC, and OFID strongly urge all creditors to vote in favor of the Plan.  The Majority Supporting Noteholders, IFC, and OFID were actively involved in the formulation of the Plan and believe that the Plan provides the highest and best recoveries for Ultrapetrol's creditors.
READERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS DISCLOSURE STATEMENT (THIS "DISCLOSURE STATEMENT") AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE.  HOLDERS OF CLAIMS ENTITLED TO VOTE SHOULD CONSULT WITH THEIR OWN ADVISORS BEFORE CASTING A VOTE ON THE PLAN.
CERTAIN STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS.  THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES.  FORWARD-LOOKING STATEMENTS PROVIDED IN THIS DISCLOSURE STATEMENT ARE SUBJECT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN.
FURTHER, READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS HEREIN ARE BASED ON ASSUMPTIONS THAT ARE BELIEVED TO BE REASONABLE, BUT ARE SUBJECT TO A WIDE RANGE OF RISKS INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH (I) FUTURE FINANCIAL RESULTS AND LIQUIDITY, (II) VARIOUS FACTORS THAT MAY AFFECT THE VALUE OF THE NEW COMMON STOCK TO BE ISSUED UNDER THE PLAN, (III) THE RELATIONSHIPS WITH, AND PAYMENT TERMS PROVIDED BY, TRADE CREDITORS, (IV) ADDITIONAL FINANCING REQUIREMENTS POST-RESTRUCTURING, (V) FUTURE DISPOSITIONS AND ACQUISITIONS, (VI) THE PROPOSED RESTRUCTURING AND COSTS ASSOCIATED THEREWITH, (VII) THE ABILITY TO OBTAIN RELIEF FROM THE BANKRUPTCY COURT TO FACILITATE THE SMOOTH

OPERATION OF THE DEBTORS' BUSINESSES UNDER CHAPTER 11, (VIII) THE CONFIRMATION AND CONSUMMATION OF THE PLAN, (IX) THE RISKS DESCRIBED UNDER THE HEADING "RISK FACTORS" IN ULTRAPETROL'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2015 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND SUBSEQUENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AND (X) EACH OF THE OTHER RISKS IDENTIFIED IN THIS DISCLOSURE STATEMENT.  DUE TO THESE UNCERTAINTIES, READERS CANNOT BE ASSURED THAT ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT.  THE DEBTORS ARE UNDER NO OBLIGATION (AND EXPRESSLY DISCLAIM ANY OBLIGATION) TO UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, UNLESS INSTRUCTED TO DO SO BY THE BANKRUPTCY COURT.
STATEMENTS IN THIS DISCLOSURE STATEMENT, INCLUDING, WITHOUT LIMITATION, THE INFORMATION SET FORTH AS TO FUTURE FINANCIAL AND OPERATING INFORMATION, THAT ARE NOT CURRENT OR HISTORICAL FACTUAL STATEMENTS MAY CONSTITUTE "FORWARD-LOOKING" INFORMATION.  SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF ULTRAPETROL, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS DISCLOSURE STATEMENT SUCH STATEMENTS MAY INCLUDE, WITHOUT LIMITATION, SUCH WORDS AS "MAY", "WILL", "EXPECT", "BELIEVE", "PLAN", "ANTICIPATE", "INTEND", "ESTIMATE", "PROJECT", "FORECAST", "SHOULD", AND OTHER SIMILAR TERMINOLOGY. THESE STATEMENTS REFLECT CURRENT EXPECTATIONS, ESTIMATES, AND PROJECTIONS REGARDING FUTURE EVENTS AND OPERATING PERFORMANCE AND SPEAK ONLY AS TO THE DATE OF THIS DISCLOSURE STATEMENT.
READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING STATEMENTS AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  THESE FORWARD-LOOKING STATEMENTS INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.  SOME OF THE FACTORS FACING ULTRAPETROL THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR UNDERLYING SUCH FORWARD-LOOKING STATEMENTS INCLUDE THOSE FACTORS IDENTIFIED ABOVE.  READERS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE, AND SHOULD NOT PLACE UNDUE RELIANCE ON THEM.  IN FORMULATING THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, IT HAS BEEN ASSUMED THAT BUSINESS AND ECONOMIC CONDITIONS AFFECTING ULTRAPETROL WILL CONTINUE SUBSTANTIALLY IN THE ORDINARY COURSE.  THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT.

THE PLAN PROVIDES FOR THE ISSUANCE OF SHARES OF COMMON STOCK BY CERTAIN SUBSIDIARIES OF ULTRAPETROL (BAHAMAS) LIMITED AS MORE FULLY DESCRIBED OF THIS DISCLOSURE STATEMENT.  IN ADDITION, HOLDERS OF CLASS 3 CLAIMS MAY RECEIVE SHARES OF COMMON STOCK REPRESENTING THE EQUITY INTERESTS IN THE OCEAN BUSINESS.
TO THE EXTENT IT IS DEEMED THAT ANY OFFER OF COMMON STOCK IS MADE PRIOR TO THE COMMENCEMENT OF THE REORGANIZATION CASES, THE OFFER OF SUCH SECURITIES IS BEING OFFERED UNDER THE PRIVATE PLACEMENT EXEMPTION PROVIDED BY SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933, RULE 506 OF REGULATION D, OR REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND SIMILAR PROVISIONS OF APPLICABLE STATE SECURITIES LAWS.
VOTES ARE NOT BEING SOLICITED FROM ANY HOLDERS OF EQUITY INTERESTS IN ULTRAPETROL (BAHAMAS) LIMITED.  ACCORDINGLY, FOR THE AVOIDANCE OF DOUBT, ULTRAPETROL (BAHAMAS) LIMITED HAS NOT MADE, AND SHALL NOT MAKE, AN OFFER OF SECURITIES TO ANY OF THE EXISTING HOLDERS OF EQUITY INTERESTS IN ULTRAPETROL (BAHAMAS) LIMITED PRIOR TO THE COMMENCEMENT OF THE REORGANIZATION CASES.
THE DEBTORS WILL RELY ON SECTION 1145 OF THE BANKRUPTCY CODE TO EXEMPT THE ISSUANCE OF SHARES OF NEW COMMON STOCK AND ON THE PRIVATE PLACEMENT EXEMPTION PROVIDED BY SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933, RULE 506 OF REGULATION D, OR REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND SIMILAR PROVISIONS OF APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO THE TRANSFER OF THE EQUITY INTERESTS IN THE OCEAN BUSINESS (AND, IF THE SOLICITATION OF VOTES FROM HOLDERS OF CLASS 3 CLAIMS HEREUNDER IS DEEMED TO BE AN OFFER OR SALE OF EQUITY INTERESTS OF THE OCEAN BUSINESS, SUCH OFFER OR SALE)  PURSUANT TO THE PLAN FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SIMILAR PROVISIONS OF APPLICABLE STATE SECURITIES LAWS.
NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES DESCRIBED HEREIN OR THIS DISCLOSURE STATEMENT OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

HOLDERS OF PREPETITION TRADE CLAIMS AND ULTRAPETROL'S CUSTOMERS AND EMPLOYEES WILL NOT BE IMPAIRED BY THE PLAN, AND AS A RESULT, THE RIGHT TO RECEIVE PAYMENT IN FULL ON ACCOUNT OF EXISTING OBLIGATIONS IS NOT ALTERED BY THE PLAN.
CONCURRENTLY WITH THE SOLICITATION OF VOTES FOR THE PLAN, THE PARENT IS ASKING THE SHAREHOLDERS OF THE PARENT (THE "EXISTING SHAREHOLDERS") TO VOTE ON THE SALE OF SUBSTANTIALLY ALL OF THE PARENT'S ASSETS AS SET FORTH IN THE "INTRODUCTION" SECTION OF THIS DISCLOSURE STATEMENT.  THE EXISTING SHAREHOLDERS ARE NOT BEING SOLICITED TO VOTE ON THE PLAN.
NO INDEPENDENT AUDITOR HAS REVIEWED OR APPROVED THE FINANCIAL PROJECTIONS OR THE LIQUIDATION ANALYSIS DESCRIBED HEREIN.
ULTRAPETROL HAS NOT AUTHORIZED ANY ENTITY TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, IN CONNECTION WITH THE PLAN AND THIS DISCLOSURE STATEMENT.
THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED.  THE TERMS OF THE PLAN GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THE SUMMARIES IN THIS DISCLOSURE STATEMENT.
ALL EXHIBITS TO THIS DISCLOSURE STATEMENT ARE INCORPORATED INTO, AND ARE A PART OF, THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

INTRODUCTION
IMPORTANT — PLEASE READ
Ultrapetrol (Bahamas) Limited (the "Parent"); Princely International Finance Corp (Panama); Massena Port S.A.; UP River Terminals (Panama) S.A.; UPB (Panama) Inc.; UP River (Holdings) Ltd. (Bahamas); Oceanpar S.A.; Dampierre Holdings Spain, S.A.; Cedarino S.A.; Thurston Shipping Inc.; UABL Limited; Ultrapetrol S.A.; UABL S.A.; Parfina S.A.; Parabal S.A.; UABL Paraguay S.A.; Compañia Paraguaya De Transporte Fluvial S.A.; Arlene Investments, Inc.; Brinkley Shipping Inc.; Danube Maritime Inc.; Dingle Barges Inc.; General Ventures Inc.; Palmdeal Shipping Inc.; Riverview Commercial Corp.; Marine Financial Investment Corp.; UABL Barges (Panama) Inc.; UABL Towing Services S.A.; Eastham Barges Inc.; Riverpar S.A.; Hallendale Commercial Corp.; Longmoor Holdings Inc.; Regal International Investments S.A.; and, solely in the case of a Parent-Excluded Plan, Corporacion de Navegacion Mundial S.A. (such entities together with the Parent, "Ultrapetrol" or the "Debtors," and collectively with their non-Debtor affiliates, the "Company"), submit this disclosure statement (the "Disclosure Statement") in connection with (a) the solicitation from eligible holders of their acceptances of the joint prepackaged plan of reorganization substantially in the form set forth in Exhibit A (the "Plan") to be filed by the Plan Debtors1 with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and (b) the hearing to consider confirmation of the Plan (the "Confirmation Hearing"), which will be scheduled by the Bankruptcy Court after the commencement of Ultrapetrol's chapter 11 cases (the "Reorganization Cases"). The date on which the Debtors commence their Reorganization Cases in the Bankruptcy Court will be the "Commencement Date."  The date on which the Clerk of the Bankruptcy Court enters the order confirming the Plan (the "Confirmation Order") pursuant to section 1129 of title 11 of the United States Code, 11 U.S.C. § 101 et seq. (as amended, the "Bankruptcy Code") will be the "Confirmation Date."  The date on which the Plan is substantially consummated will be the "Effective Date."
Capitalized terms used in this Disclosure Statement but not defined herein have the meanings ascribed to them in the Plan.  Please note that to the extent any inconsistencies exist between this Disclosure Statement and the Plan, the Plan shall govern.
Ultrapetrol has not commenced the Reorganization Cases.  Ultrapetrol expects to file the Reorganization Cases after it solicits the votes of the holders of Impaired Claims entitled to vote on the Plan.  If an Offshore Lender Agreement providing for a restructuring of the Company's loans with its Offshore Lenders is finalized and executed prior to the Voting Deadline, Ultrapetrol anticipates that Corporacion de Navegacion Mundial S.A. ("Cornamusa") will not commence a Reorganization Case.
WHERE TO FIND ADDITIONAL INFORMATION: For historical and projected financial information and financial estimates, see Section VI of this Disclosure Statement, entitled "PROJECTIONS AND VALUATION ANALYSIS," and the following documents: (a) Ultrapetrol's Form 20-F for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 18, 2016, (b) Ultrapetrol's

[1]	Although it will be a Debtor in the contemplated Reorganization Cases, as described below, the Parent (Ultrapetrol (Bahamas) Limited) is not a Plan Debtor under the "Parent-Excluded Plan."

Form 6-K for the six months ended June 30, 2016, filed with the SEC on August 25, 2016, each as attached to this Disclosure Statement as Exhibits B and C, respectively, and (c) Ultrapetrol's subsequent filings with the SEC, available at www.ultrapetrol.net.
Important Information for Creditors
Under the Bankruptcy Code, only holders of Claims or Equity Interests in Impaired Classes are entitled to vote on the Plan (unless, for reasons discussed in more detail below, such holders are conclusively presumed to accept or deemed to reject the Plan).  Pursuant to section 1124 of the Bankruptcy Code, a Class of Claims or Equity Interests is deemed to be Impaired under the Plan unless (a) the Plan leaves unaltered the legal, equitable, and contractual rights to which such Claim or Equity Interest entitles the holder thereof or (b) notwithstanding any legal right to an accelerated payment of such Claim or Equity Interest, the Plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such Claim or Equity Interest as it existed before the default.
Through this vote, Ultrapetrol's goal is to consummate financial restructuring transactions that will significantly reduce its institutional indebtedness and place the Company in a stronger financial position for future operations and stability.
The Plan is the result of nearly a year of discussions followed by extensive and vigorous negotiations between Ultrapetrol and its secured creditors. The culmination of these negotiations is the Restructuring Support Agreement, entered into on November 18, 2016 by Ultrapetrol and holders of excess of 84% of the outstanding 2021 Notes and with IFC and OFID, which hold all of the indebtedness under the IFC-OFID Loan Agreements.  The Restructuring Support Agreement is set forth in Exhibit 3 to the Plan.  The Plan provides for the River Business and Ocean Business restructuring transactions agreed to by the parties in the Restructuring Support Agreement.  The Plan also contemplates certain out-of-court restructuring transactions relating to Ultrapetrol's Offshore Business in the event the Company's ongoing discussions with its Offshore Lenders result in agreement on the Offshore Lender Agreement prior to the Voting Deadline.
IN THE EVENT ULTRAPETROL AND THE OFFSHORE LENDERS AGREE ON THE OFFSHORE LENDER AGREEMENT PRIOR TO THE VOTING DEADLINE, ULTRAPETROL INTENDS TO SEEK CONFIRMATION OF THE PARENT-INCLUDED PLAN, WHICH CONTEMPLATES CERTAIN OUT-OF-COURT OFFSHORE BUSINESS RESTRUCTURING TRANSACTIONS AS WELL AS THE RIVER AND OCEAN BUSINESS RESTRUCTURING TRANSACTIONS TO BE EFFECTED PURSUANT TO THE PLAN:
Under the Parent-Included Plan, pursuant to the Investment Agreement, which is set forth in Exhibit 2 to the Plan, (i) Sparrow River Investments Ltd. ("New Holdco 1"), an affiliate of Sparrow Capital Investments Ltd. and Sparrow C1 Sub Ltd. (together, "Sparrow"), will acquire the River Business (free and clear of any and all claims, interests, liens and encumbrances), including 100% of the New River Business Holding Company Common Stock to be issued pursuant to the Plan, in exchange for cash consideration in the amount of $73.0 million, which will be used to fund distributions to creditors and (ii) Sparrow Offshore Investments Ltd. ("New Holdco 2"), an affiliate of Sparrow, will acquire the Offshore Business, including 100% of the equity of the Offshore Business Holding Company, a non-Debtor, in
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exchange for cash consideration in the amount of $2.5 million.  Pursuant to the Plan, the assets and liabilities of the Plan Debtors will be substantively consolidated solely for plan purposes, including voting and distributions.  Each 2021 Noteholder will receive (a) its Pro Rata share of the portion of the $73.0 million contribution allocated to the 2021 Noteholders plus (b) its Pro Rata share of the Ocean Business Consideration, which shall mean (1) the net proceeds from the sale of the Ocean Business (if the sale is consummated prior to the Effective Date), subject to adjustment, or (2) if the sale is not consummated prior to the Effective Date, upon request by the 2021 Noteholders holding in aggregate at least 90% of the aggregate principal amount of the 2021 Notes held by all supporting Noteholders (the "Supermajority Supporting Noteholders") (which request shall be made by the earlier of February 28, 2017 and ten calendar days prior to the Effective Date the earlier of such date, the "Ocean Business Election Deadline") the equity interests in an entity that will own the Equity Interests in the Ocean Business, or (3) if the sale is not consummated prior to the Effective Date and the Supermajority Supporting Noteholders have not made the request described in clause (2) above or notified the Parent prior to the Ocean Business Election Deadline that they will not be electing to receive the Equity Interests in the Ocean Business, $3 million less (x) the aggregate amount spent with the consent of the Majority Supporting Noteholders, on capital expenditures made outside the ordinary course of business with respect to the Ocean Business after execution of the Restructuring Support Agreement and (y) the True-Up Amount.  If the Ocean Business has not been sold prior to the Effective Date and the Supermajority Supporting Noteholders have not made an election to receive the Equity Interests in the Ocean Business, the Ocean Business shall be deemed to be part of the River Business Acquired by New Holdco 1. Each holder of an IFC-OFID Loan Claim will receive (a) its Pro Rata share of the portion of the $73.0 million contribution allocated to the IFC-OFID Loan Claims, (b) its Pro Rata share of the cash maintained in the Debt Service Reserve Accounts (including any interest accrued as a result of cash held in deposit-bearing accounts through the Effective Date), and (c) its Pro Rata share of cash representing the True-Up Amount.  The Offshore Lender Parent Guarantee will be cancelled and the holders of Offshore Lender Parent Claims will receive consideration from a non-debtor Ultrapetrol affiliate pursuant to the Offshore Lender Agreement.  Administrative Claims, Priority Tax Claims, and Other Priority Claims will be paid in full.  All Other Secured Claims and General Unsecured Claims will be Unimpaired.  All Intercompany Claims between River Business Debtors will be unimpaired by the Plan, subject to the rights of the Reorganized Debtors to modify or terminate such claims, and all other Intercompany Claims will be eliminated, cancelled, waived, and discharged.  Existing Equity Interests in River Business Holding Company Debtors will be cancelled and discharged.  The Equity Interests in River Business Debtors (other than the River Business Holding Company Debtors) will be reinstated and rendered Unimpaired. The Equity Interests in the Parent will be reinstated and rendered Unimpaired and the Parent will continue to engage in business to the extent necessary to wind up its affairs, subject to the board of directors of the Parent, acting in accordance with and as required by Bahamas law, foregoing such liquidation in the event it determines that the attendant costs outweigh the benefits of maintaining the corporate existence of the Parent or if such liquidation is prohibited or not possible under applicable Bahamas law.
IN THE EVENT ULTRAPETROL AND THE OFFSHORE LENDERS DO NOT ENTER INTO THE OFFSHORE LENDER AGREEMENT PRIOR TO THE COMMENCEMENT, ULTRAPETROL INTENDS TO SEEK CONFIRMATION OF THE PARENT-EXCLUDED PLAN, WHICH PROVIDES FOR THE RIVER AND OCEAN BUSINESS TRANSACTIONS ONLY:
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Under the Parent-Excluded Plan, the Parent will not be included as a Plan Debtor under the Plan.  Pursuant to the Investment Agreement, New Holdco 1 will acquire the River Business (free and clear of any and all claims, interests, liens and encumbrances).  In exchange for the payment of cash consideration in the amount of $73.0 million, (i) New Holdco 1 will receive 100% of the New River Business Holding Company Common Stock to be issued pursuant to the Plan and (ii) Princely International Finance Corp (as designee of New Holdco 1) will receive 100% of the New Cornamusa Common Stock to be issued pursuant to the Plan.  Pursuant to the Plan, the assets and liabilities of the Plan Debtors (other than Cornamusa) will be substantively consolidated solely for plan purposes, including voting and distributions.  Each 2021 Noteholder will receive (a) its Pro Rata share of the portion of the $73.0 million contribution allocated to the 2021 Noteholders plus (b) its Pro Rata share of the Ocean Business Consideration (subject to the True-Up Amount).  If the Ocean Business has not been sold prior to the Effective Date and the Supermajority Supporting Noteholders have not made an election to receive the Equity Interests in the Ocean Business, the Ocean Business shall be deemed to be part of the River Business Acquired by New Holdco 1.  Each holder of an IFC-OFID Loan Claim will receive (a) its Pro Rata share of the portion of the $73.0 million contribution allocated to the IFC-OFID Loan Claims, (b) its Pro Rata share of the cash maintained in the Debt Service Reserve Accounts (including any interest accrued as a result of such cash held in deposit-bearing accounts through the Effective Date), and (c) its Pro Rata share of cash representing the True-Up Amount.  Administrative and priority claims will be paid in full.  All Other Secured Claims will be Unimpaired.  Holders of General Unsecured Claims against Cornamusa will receive cash distribution in an amount equal to 1.2% of the Allowed amounts of such Claims and General Unsecured Claims against the Consolidated Debtors will be Unimpaired.  All Intercompany Claims between the River Business Debtors will be Unimpaired by the Plan, subject to the rights of the Reorganized Debtors to modify or terminate such claims, and all other Intercompany Claims will be eliminated, cancelled, waived, and discharged.  Equity Interests in River Business Holding Company Debtors and Cornamusa will be cancelled and extinguished, and the Equity Interests in the River Business Debtors (other than the River Business Holding Company Debtors and Cornamusa) will be reinstated and rendered Unimpaired.
Ultrapetrol believes that the proposed restructuring under the Plan is favorable to all stakeholders because it achieves a substantial deleveraging of Ultrapetrol's balance sheet through consensus with the overwhelming majority of Ultrapetrol's creditors and eliminates potential deterioration of value – and disruptions to worldwide operations – that could otherwise result from a protracted and contentious bankruptcy case or cases.  The satisfaction of the 2021 Notes and obligations under the IFC-OFID Loan Agreements through the Plan will generate a significant increase in Ultrapetrol's cash flow on an annual basis.  The significant support obtained by Ultrapetrol pursuant to the Restructuring Support Agreement provides a fair and reasonable path for an expeditious consummation of the Plan and the preservation of Ultrapetrol's ordinary course of business.
The following tables summarize the treatment and estimated recovery for creditors and stockholders under the Parent-Included Plan and Parent-Excluded Plan.  For a complete explanation, please refer to the discussion in Section IV of this Disclosure Statement, entitled "THE PLAN," and the Plan itself.
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1.	Classes and Treatment for Parent-Included Plan:
Class	Description	Treatment	Voting Rights	Estimated Recovery
Unclassified	Administrative Claims	Paid in Full in Cash	Not Entitled to Vote	100%
Unclassified	Priority Tax Claims	Paid in Full in Cash	Not Entitled to Vote	100%
1	Other Priority Claims	Paid in Full in Cash	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
2	Other Secured Claims	Paid in Full in Cash, Reinstated, or Otherwise Rendered Unimpaired	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
3	2021 Note Claims	Cash Distribution and Ocean Business Consideration	Impaired; Entitled to Vote	24%
4	IFC-OFID Loan Claims	Cash Distribution	Impaired; Entitled to Vote	30.4%
5	General Unsecured Claims	Reinstated and Paid in Full, or Otherwise Rendered Unimpaired	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
6	River Business Intercompany Claims	Unimpaired; Subject to Cancellation or Adjustment. No Distribution	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
7	Equity Interests in River Business Holding Company Debtors	Cancelled and Discharged. No Distribution	Consented to Treatment (Presumed to Accept); Not entitled to Vote	0%
8	Equity Interests in River Business Debtors	Unimpaired. No distribution.	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
9	Other Intercompany Claims	Cancelled and Discharged. No distribution.	Consented to Treatment (Presumed to Accept); Not entitled to Vote	0%
10	Equity Interests in Parent	Unimpaired. No distribution.	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
11	Offshore Lender Parent Claims	Cancelled and Discharged. Satisfied in accordance with the Offshore Lender Agreement.	Impaired; Entitled to Vote	0%
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2.	Classes and Treatment for Parent-Excluded Plan:
Class	Description	Treatment	Entitled to Vote	Estimated Recovery
Unclassified	Administrative Claims	Paid in Full in Cash	Not Entitled to Vote	100%
Unclassified	Priority Tax Claims	Paid in Full in Cash	Not Entitled to Vote	100%
1	Other Priority Claims	Paid in Full in Cash	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
2	Other Secured Claims	Paid in Full in Cash, Reinstated, or Otherwise Rendered Unimpaired	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
3	2021 Note Claims	Cash Distribution and Ocean Consideration	Impaired; Entitled to Vote	24%
4	IFC-OFID Loan Claims	Cash Distribution	Impaired; Entitled to Vote	30.4%
5	General Unsecured Claims	Reinstated and Paid in Full, or Otherwise Rendered Unimpaired	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
6	River Business Intercompany Claims	Unimpaired; Subject to Cancellation or Adjustment. No Distribution	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
7	Equity Interests in River Business Holding Company Debtors	Cancelled and Discharged. No Distribution	Consented to Treatment (Presumed to Accept); Not entitled to Vote	0%
8	Equity Interests in River Business Debtors	Unimpaired. No distribution.	Unimpaired (Conclusively Presumed to Accept); Not Entitled to Vote	100%
9	Other Intercompany Claims	Cancelled and Discharged. No distribution.	Consented to Treatment (Presumed to Accept); Not entitled to Vote	0%
12	General Unsecured Claims (Cornamusa)	Cash Distribution	Impaired; Entitled to Vote	1.2%
13	Equity Interest in Cornamusa	Cancelled and Discharged	Consented to Treatment (Presumed to Accept); Not entitled to Vote	0%
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A ballot to be used to vote to accept or reject the Plan is enclosed with this Disclosure Statement submitted to the holders (as of the November 28, 2016 voting record date) of 2021 Note Claims, IFC-OFID Loan Claims, Offshore Lender Parent Claims, and General Unsecured Claims (Cornamusa) entitled to vote on the Plan.  If you hold Claims in more than one Class entitled to vote, you will receive more than one ballot.
Ultrapetrol is commencing this solicitation after extensive discussions with the Majority Supporting Noteholders, OFID, and IFC, as well as discussions with the Offshore Lenders. The members of the Majority Supporting Noteholders hold, in aggregate, $189,585,000 in principal amount of the 2021 Notes.  The Majority Supporting Noteholders are funds or accounts advised by J.P. Morgan Investment Management, Inc., Fidelity Investments, Western Asset Management Company, Lord, Abbet & Co. LLC, and MFS Investment Management.  The Majority Supporting Noteholders are represented by Milbank, Tweed, Hadley & McCloy and their financial advisor is PJT Partners Inc.  IFC and OFID are represented by Mayer Brown LLP and their financial advisor is FTI Consulting Canada ULC.  The Offshore Lenders are DVB Bank AG, Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Banco Security, DVB Bank America, NIBC Bank, and ABN Amro Bank.  The Offshore Lenders are represented by White & Case LLP and Watson Farley & Williams LLP and their financial advisor is Houlihan Lokey.
Ultrapetrol has not commenced Reorganization Cases.  This solicitation is being conducted at this time in order to obtain sufficient acceptances of the Plan that will enable the Plan to be confirmed by the Bankruptcy Court. Ultrapetrol anticipates that by conducting the solicitation in advance of commencing Reorganization Cases, the pendency of the cases will be shortened significantly and their administration will be simplified and less costly.  Ultrapetrol intends to commence Reorganization Cases if votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, and to seek as promptly as practicable thereafter, a hearing before the Bankruptcy Court to (a) approve this Disclosure Statement as complying with any applicable nonbankruptcy law, rule, or regulation governing the adequacy of disclosure or as otherwise containing adequate information of a kind, and in sufficient detail to enable hypothetical investors of the relevant Classes to make an informed judgment whether to accept or reject the Plan and (b) confirm the Plan.  If the Plan is confirmed, the Claims against, and Equity Interests in, the Plan Debtors will be classified and treated as described in this Disclosure Statement.  In the event that sufficient votes are not received to confirm the Plan, Ultrapetrol may nevertheless file petitions for relief under chapter 11 of the Bankruptcy Code.
Ultrapetrol's legal advisors are Zirinsky Law Partners PLLC, Hughes Hubbard & Reed LLP, and Seward & Kissel LLP.  Ultrapetrol's financial advisor is Miller Buckfire & Co. LLC ("Miller Buckfire").  Ultrapetrol's advisors can be contacted at:
7

ZIRINSKY LAW PARTNERS PLLC
375 Park Avenue, Suite 2607
New York, NY  10152
(212) 763-0192
Attn:       Bruce R. Zirinsky (bzirinsky@zirinskylaw.com)
Sharon J. Richardson (srichardson@zirinskylaw.com)
Gary D. Ticoll (gticoll@zirinskylaw.com)

HUGHES HUBBARD & REED LLP
One Battery Park Plaza
New York, NY  10004
(212) 837-6000
Attn:      Christopher K. Kiplok (chris.kiplok@hugheshubbard.com)
Dustin P. Smith (dustin.smith@hugheshubbard.com)

SEWARD & KISSEL LLP
One Battery Park Plaza
New York, NY  10004
(212) 574-1206
Attn.:      Larry Rutkowski (rutkowski@sewkis.com)
Anthony Tu-Sekine (tu-sekine@sewkis.com)

MILLER BUCKFIRE & CO. LLC
787 7th Avenue, 5th Floor
New York, NY, 10019
212-895-1883
Attn:      Kevin Haggard (kevin.haggard@millerbuckfire.com)

Ultrapetrol, the Majority Supporting Noteholders, OFID, and IFC strongly urge holders of Claims entitled to vote, to vote to accept the Plan.
Summary of Voting Procedures
To be counted, your vote must be submitted in accordance with the instructions set forth in your ballot and received by Prime Clerk LLC (the "Voting Agent"), on or before 4:00 p.m. (prevailing Eastern Time) on January 4, 2017 (the "Voting Deadline"):

IF YOU HAVE ANY QUESTIONS CONCERNING THE BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, YOU MAY CONTACT THE VOTING AGENT AT:
U.S. and Canada:                    (844) 205-4334
International countries:         (917) 606-6438
8

ONLY HOLDERS OF CERTAIN CLAIMS AGAINST THE PLAN DEBTORS AS OF THE NOVEMBER 28, 2016 VOTING RECORD DATE ARE ELIGIBLE TO VOTE ON THE PLAN.  IT IS IMPORTANT THAT THE HOLDERS OF 2021 NOTE CLAIMS IN CLASS 3, THE HOLDERS OF IFC-OFID CLAIMS IN CLASS 4, THE HOLDERS OF OFFSHORE LENDER PARENT CLAIMS IN CLASS 11, AND THE HOLDERS OF GENERAL UNSECURED CLAIMS (CORNAMUSA) IN CLASS 12 EXERCISE THEIR RIGHTS TO VOTE TO ACCEPT OR REJECT THE PLAN.
Please complete the information requested on the ballot, sign, date, indicate your vote on the ballot, and return your completed and signed ballot in accordance with the instructions set forth in the ballot so that your vote is actually received by the Voting Agent before the Voting Deadline.
IF YOU ARE ENTITLED TO VOTE AND YOU HAVE RETURNED YOUR BALLOT BUT FAILED TO INDICATE ON THE BALLOT WHETHER YOU ACCEPT OR REJECT THE PLAN, YOUR VOTE WILL NOT BE COUNTED.
***
For detailed voting instructions, see Section VIII below, entitled "VOTING PROCEDURES AND REQUIREMENTS," and the instructions on your ballot.
Important Information for Existing Shareholders
The Equity Interests of the Existing Shareholders are not impaired under the Plan. Therefore, the Existing Shareholders are not asked to vote on the Plan.  However, if the Restructuring Cases are commenced and the Plan is confirmed, the provisions of the Plan will result in the sale of the River Business and the Ocean Business and, in the event of the Parent-Included Plan, the Offshore Business.  Section 80 of the International Business Companies Act, 2000 of The Bahamas (the "IBCA") under which the Parent is incorporated, provides that any sale, transfer, exchange, or disposition of more than 50 percent, by value of assets of the company, if not made in the ordinary course of business (such sale, transfer, exchange or disposition, a "Substantial Sale"), must be approved by the company's board of directors and submitted to the shareholders of such company for approval.  A resolution of shareholders to approve a Substantial Sale may be made at a duly constituted meeting of the shareholders or in writing.  The Eighth Amended and Restated Articles of Association of the Parent (the "Articles") provide that any resolution consented to in writing must be consented to by a simple majority of the shareholders entitled to vote thereon, and that the Sale Transaction (as defined below) must be approved by a majority of the disinterested directors of the Parent.
Under the Plan, the following transactions (the "Sale Transaction") will take place:  (A) under the Parent-Included Plan, (i) New Holdco 1 will receive 100% of shares of New River Business Holding Company Common Stock, (ii) Parent will sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company, and (iii) the Equity Interest in the Ocean Business will be transferred to an entity designated by the 2021 Noteholders or will be deemed to be part of the River Business acquired by New Holdco; and (B) under the Parent-Excluded Plan, (i) New Holdco 1 will receive 100% of the shares of New
9

River Business Holding Company Common Stock, (ii) Princely International Finance Corp (as designee of New Holdco 1) will receive 100% of the shares of New Cornamusa Common Stock, and (iii) the Equity Interest in the Ocean Business will be transferred to an entity designated by the 2021 Noteholders or will be deemed to be part of the River Business acquired by New Holdco.  The Sale Transaction may be deemed to be the type of transaction that constitutes a Substantial Sale.  All of the disinterested directors of the Parent, as required by the Articles, and the full Board of Directors approved the Plan and the Sale Transaction, and is hereby submitting a resolution to approve the Sale Transaction contemplated by the Plan in writing (the "Written Resolution").  The Written Resolution accompanies this Disclosure Statement.
The Sale Transaction is set forth in the Plan and is more fully described below, including in Sections IV.D.2 – IV.D.4, entitled "THE PLAN – Means of Implementation of the Plan – New Investment Agreement," "—Cash Consideration," and "—New Common Stock."
You may vote on the Written Resolution by signing and returning the Written Resolution with your original signature to the following address:
ULTRAPETROL (BAHAMAS) LIMITED
Registered Office: c/o H & J Corporate Services Ltd.
P.O. Box SS-19084
Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas

TO BE COUNTED, YOUR EXECUTED WRITTEN RESOLUTION WITH YOUR ORIGINAL SIGNATURE MUST BE RECEIVED BY THE COMPANY ON OR BEFORE 4:00 P.M. (PREVAILING EASTERN TIME) ON JANUARY 4, 2017.
IF YOU NEED A WRITTEN RESOLUTION OR ADDITIONAL COPIES OF THIS DISCLOSURE STATEMENT, YOU MAY CONTACT PRIME CLERK LLC AT:
U.S. and Canada:                    (844) 205-4334
International countries:         (917) 606-6438

10

I. GENERAL INFORMATION	1
A. Description of the Debtors	1
1. Ultrapetrol's Business	2
(a) The River Business Segment	2
(b) The Ocean Business Segment	2
(c) The Offshore Business Segment	3
(d) Employees	3
(e) Fleet Management	4
2. Corporate History	4
3. Selected Financial Information	5
4. Delisting from Nasdaq	5
5. Listing on the OTCQB	6
B. Prepetition Indebtedness and Capital Structure	6
1. 8⅞% First Preferred Ship Mortgage Notes due 2021	6
2. The IFC And OFID Loans	7
3. The Offshore Loans	8
II. KEY EVENTS LEADING TO THE DECISION TO COMMENCE THE VOLUNTARY CHAPTER 11 REORGANIZATION CASES	10
A. Industry Specific Events	10
B. Restructuring Negotiations	11
C. Purpose of the Financial Restructuring	14
III. ANTICIPATED EVENTS DURING THE REORGANIZATION CASES	14
A. Administration of the Reorganization Cases	14
B. The Restructuring Support Agreement	15
C. Confirmation Hearing	15
D. Timetable for the Reorganization Cases	15
IV. THE PLAN	16
A. Overview of the Plan	16
B. Classification and Treatment of Claims and Equity Interests Under the Plan	16
1. Classified Claims and Equity Interests	20
C. Special Provision Regarding Unimpaired Claims	26
D. Means of Implementation of the Plan	26
-i-

1. Substantive Consolidation for Plan Purposes Only	26
2. Investment Agreement	28
3. Cash Consideration	28
4. New Common Stock	29
5. Cancellation of Securities and Agreements	30
6. Pre-Restructuring Transactions	30
7. Ocean Administrative Services Agreement	31
8. Offshore Administrative Services Agreement	32
9. IFC-OFID Debt Purchase Agreement	32
10. General Settlement of Claims and Interests	32
11. Effectuating Documents	32
12. Reorganized Debtors' Boards of Directors	33
13. Restated Charter and Restated Bylaws	33
14. Management Agreements	33
15. Restructuring Transactions	33
16. Voting of Claims	34
17. Nonconsensual Confirmation and Cramdown	34
18. Continued Corporate Existence and Vesting of Assets	34
19. Fee Claims Escrow Account	35
20. Indemnification of Directors, Officers, and Employees	35
21. Compromise of Controversies	36
22. Exemptions from Transfer Taxes	36
E. Provisions Governing Distributions	36
1. Allowed Claims and Equity Interests	36
(a) Delivery of Distributions in General	36
(b) Delivery of Distributions to 2021 Note Claims	37
(c) Ocean Business	37
(d) Distribution of Cash	38
(e) Unclaimed Distributions of Cash	38
(f) Timing of Distributions to Holders of Claims	38

-ii-

2. Procedures for Treating Disputed Claims	39
(a) Filing Proofs of Claim.	39
(b) Disputed Claims.	39
(c) Objections to Claims.	40
(d) Disallowance of Claims	40
3. Allocation of Consideration	40
4. Estimation	40
5. Insured Claims	41
F. Treatment of Executory Contracts and Unexpired Leases	41
1. Assumption of Executory Contracts and Leases	41
2. Cure Claims	41
3. Reservation of Rights	42
4. Rejection of Executory Contracts and Unexpired Leases.	42
5. Insurance Policies	43
6. Postpetition Contracts and Leases	43
G. Confirmation of the Plan	43
1. Conditions Precedent to Confirmation	43
2. Waiver of Conditions Precedent to Confirmation.	45
3. Discharge of the Plan Debtors	45
4. Injunction.	45
5. Preservation of Causes of Action.	47
6. Votes Solicited in Good Faith	48
7. Claims Incurred After the Effective Date.	48
8. Releases, Exculpations, and Injunctions of Released Parties.	48
9. Preservation of Insurance	51
H. Conditions Precedent to the Effective Date	51
1. Conditions Precedent to Effective Date	51
2. Waiver of Conditions Precedent	52
3. Effect of Failure of Conditions	52
4. Vacatur of Confirmation Order.	53
5. Modification of the Plan.	53
6. Revocation, Withdrawal, or Non-Consummation.	53
I. Other Provisions of the Plan	54
1. Plan Supplement	54
2. Solicitation	54
3. Severability of Plan Provisions Upon Confirmation	55

-iii-

4. Reservation of Rights	55
5. Closing of the Chapter 11 Cases	55
6. Retention of Jurisdiction	55
J. Securities Law Matters	57
1. New Common Stock	57
2. Issuance and Resale of New River Business Holding Company Stock and New Cornamusa Common Stock Under the Plan	58
(a) Exemption from Registration	58
(b) Resales of the Shares of New Common Stock; Definition of Underwriter	59
3. Common Stock of Ocean Business	60
4. Issuance and Resale of Ocean Business Common Stock Under the Plan	60
(a) Exemption from Registration	60
(b) Resales of the Shares of Ocean Business Common Stock; Definition of Underwriter	61
V. FINANCIAL INFORMATION	62
A. Historical Financial Information	62
1. General	62
2. Selected Financial Data	62
3. Recent Performance	62
VI. PROJECTIONS AND VALUATION ANALYSIS	63
A. Consolidated Condensed Projected Financial Information	63
B. Valuation	63
1. Overview	63
2. Estimate of Value	64
3. Valuation Methodology	65
(a) Comparable Company Analysis	65
(b) Precedent Transactions Analysis	65
(c) Discounted Cash Flow Analysis	65
4. Recoveries	66
-iv-

VII. CERTAIN FACTORS TO BE CONSIDERED	66
A. Certain Bankruptcy Considerations	66
1. Risk of Failure to Satisfy Vote Requirement	66
2. Risk of Non-Approval of the Disclosure Statement or Solicitation	66
3. Risk of Non-Confirmation of the Plan	67
4. Cramdown	67
5. Risk of Conversion to Cases Under Chapter 7 of the Bankruptcy Code	68
6. Risk of Termination of the Restructuring Support Agreement	68
7. Risk of Non-Occurrence of the Effective Date	68
8. Failure to Consummate the Plan	68
9. The Debtors May Be Unsuccessful in Obtaining First Day Orders to Authorize Payment in the Ordinary Course of Business	68
10. Uncertainty with Respect to the Duration of the Reorganization Cases	69
11. Certain Tax Considerations	69
B. Risks Associated with the Debtors' Businesses and the Shipping Industry	69
1. Industry Concerns	69
2. The Loss of or Difficulties Involving Ultrapetrol's Major Customers Could Adversely Affect Ultrapetrol's Business	72
3. Competitive Conditions	73
4. The International Scope of Ultrapetrol's Operations	73
5. Currency Exchange Rate Fluctuations	75
6. Environmental Liabilities	75
7. Adverse Labor Relations	76
VIII. VOTING PROCEDURES AND REQUIREMENTS	77
A. Vote Required for Acceptance by a Class	78
B. Voting	78
1. Miscellaneous	79
2. Fiduciaries And Other Representatives	79
3. Change of Vote	79
C. Waivers of Defects, Irregularities, etc.	79
D. Further Information, Additional Copies	80
E. Extension of Voting Deadline / Termination of Solicitation	80

-v-

IX. CONFIRMATION OF THE PLAN	80
A. Confirmation Hearing	80
B. General Requirements of Section 1129	81
1. Requirements of Section 1129(a) of the Bankruptcy Code	81
(a) General Requirements	81
(b) Best Interests Test	82
(c) Feasibility of the Plan	84
2. Requirements of Section 1129(b) of the Bankruptcy Code	85
X. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN	86
A. Liquidation Under Chapter 7	86
B. Alternative Plans	86
C. Commencement of a "Conventional" Chapter 11 Case	86
XI. CERTAIN TAX CONSEQUENCES OF THE PLAN	87
A. Certain U.S. Federal Income Tax Consequences of the Plan	87
1. Certain Consequences to the Debtors	88
2. Certain Consequences to Holders of Allowed IFC-OFID Loan Claims	88
(a) Taxable Exchange	88
(b) Character of Gain or Loss	89
(c) Payment of Accrued Interest	90
3. Certain Consequences to Holders of Allowed 2021 Note Claims	90
4. Certain Consequences to Holders of Allowed Equity Interests in the Parent	93
5. Information Reporting and Withholding Requirements	94
XII. CONCLUSION	94

EXHIBITS

Exhibit A:          Ultrapetrol Plan of Reorganization
Exhibit B:          Ultrapetrol's Form 20-F for the fiscal year ended December 31, 2015
Exhibit C:          Ultrapetrol's Form 6-K for the for the six months ended June 30, 2016
Exhibit D:          Ultrapetrol Organizational Chart
Exhibit E:          Liquidation Analysis
Exhibit F:          Financial Projections

-vi-

I.

GENERAL INFORMATION
A.          Description of the Debtors
Ultrapetrol (Bahamas) Limited is a public company whose shares of Existing Common Stock have traded on the OTCQB Venture Market under the symbol "ULTR" since October 28, 2016, and previously traded on Nasdaq until the company was delisted on October 19, 2016.  The prospective Debtors in the Reorganization Cases are the Parent and the following direct and indirect subsidiaries of the Parent:
Arlene Investments, Inc.
Brinkley Shipping Inc.
Cedarino S.A.
Compañia Paraguaya De Transporte Fluvial S.A.
Corporacion de Navegacion Mundial S.A.
Dampierre Holdings Spain, S.A.
Danube Maritime Inc.
Dingle Barges Inc.
Eastham Barges Inc.
Hallandale Commerical Corp.
General Ventures Inc.
Longmoor Holdings Inc.
Marine Financial Investment Corp.
Massena Port S.A.
Oceanpar S.A.
Palmdeal Shipping Inc.
Parabal S.A.
Parfina S.A.
Princely International Finance Corp.
Regal International Investments S.A.
Riverpar S.A.
Riverview Commercial Corp.
Thurston Shipping Inc.
UABL Barges (Panama) Inc.
UABL Limited
UABL Paraguay S.A.
UABL S.A.
UABL Towing Services S.A.
Ultrapetrol S.A.
UP River (Holdings) Ltd. (Bahamas).
UP River Terminals (Panama) S.A.
UPB (Panama) Inc.

Although the Parent is contemplated to be a Debtor in the Reorganization Cases, it will be included as a Plan Debtor – i.e., a Plan proponent – only in the case of a Parent-Included Plan.  Moreover, in the event the Offshore Lender Agreement is executed prior to the Voting Deadline, Ultrapetrol anticipates that Cornamusa will not commence a Reorganization Case.
The organizational chart set forth in Exhibit D to this Disclosure Statement illustrates the Ultrapetrol corporate family and includes Entities in which the Plan Debtors have a substantial or controlling interest, which are not publicly traded and are not anticipated to commence Reorganization Cases.
1.          Ultrapetrol's Business
Ultrapetrol is an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which it focuses.  It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through its operations in the three segments of the marine transportation industry discussed below.
Ultrapetrol focuses on operating an efficient and versatile fleet that will allow it to provide an array of transportation services to customers in several different industries.  Its business strategy is to leverage its expertise and strong customer relationships to grow its volume, efficiency, and market share in a targeted manner.
(a)          The River Business Segment
As of June 30, 2016, Ultrapetrol's River Business, with 685 barges (of which 24 are under lease) and 35 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest, and mineral related exports.  The region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay, and Uruguay to ports serviced by ocean export vessels.  These countries are estimated to account for approximately 53% of world soybean production in 2016, as compared to 30% in 1995.  Ultrapetrol also owns a barge building facility at Punta Alvear – which is the most modern of its kind in South America  –  one grain loading terminal, a new midstream transshipment station for agricultural products, and 50% of a joint venture on a second terminal in Paraguay, which can also load and discharge liquid cargos such as vegetable oils and petroleum products.  In addition, the company uses one barge, Parana Iron, as an iron ore and manganese floating transshipment and storage station.  River Business transportation services contributed approximately 50% and 52% of Ultrapetrol consolidated operating revenues for the six-month periods ended June 30, 2015 and 2016, respectively.
(b)          The Ocean Business Segment
As of June 30, 2016, Ultrapetrol's Ocean Business owns two ocean-going vessels and bareboat charters two other vessels.  These vessels are employed in the South American coastal trade, where Ultrapetrol has preferential rights and customer relationships.  The fleet is comprised of two product tankers (which are on lease to the Company) and two container feeder
2

vessels under a container line service in the Argentina cabotage trade, which transport mostly foreign-originated containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina.  Ultrapetrol's product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives in the South American coastal trade where the company has preferential rights.  Ocean Business transportation services contributed approximately 19% and 18% of Ultrapetrol consolidated operating revenues for the six-month periods ended June 30, 2015 and 2016, respectively.
(c)          The Offshore Business Segment
As of June 30, 2016, Ultrapetrol's Offshore Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea.  The Offshore Business fleet is comprised of thirteen Platform Supply Vessels, or PSVs, which are designed to transport supplies such as containerized equipment, drill casing, pipes, and heavy loads on deck, along with fuel, water, drilling fluids, and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  In addition, the Offshore Business fleet includes one Remotely Operated Vehicle Support Vessel, which is chartered with Petrobras in Brazil, and three offshore barges.  Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked but expected to resume its contract in the forthcoming months), three were laid-up in Brazil and two remained laid-up in the North Sea.  Ultrapetrol is currently seeking employment for these laid-up vessels in Brazil with Petrobras as well as in the North Sea.  The PSV UP Jade was blocked following the finalization of its current contract on August 1, 2016, and is currently seeking employment. The current Petrobras contract of the RSV UP Coral was extended until August 24, 2017. The Offshore Business transportation services contributed approximately 31% and 30% of Ultrapetrol consolidated operating revenues for the both of the six-month periods ended June 30, 2015 and 2016, respectively.
(d)          Employees
As of September 30, 2016, Ultrapetrol employed 1,263 persons, consisting of 396 land-based employees and 867 seafarers as crew on its vessels, of which 458 were in the River Business, 169 were in the Ocean Business, and 240 were in the Offshore Business.  Ultrapetrol's Indian crew was employed through Orient Ship Management & Manning Pvt., Ltd., a manning agent based in Mumbai, India.
The crew is employed under the standard collective bargaining agreements with the seafarers' union in their respective countries.  Ultrapetrol ensures that all the crew employed on board its vessels have the requisite experience, qualifications and certification to comply with all international regulations and shipping conventions.  Ultrapetrol's training requirements for the crew exceeds the applicable statutory requirements.  It always mans its vessels above the safe manning requirements of the vessels' flag state in order to ensure proper maintenance and safe operation of the vessels.  Ultrapetrol has in force special programs such as performance-related incentive bonus, which is paid to some of its senior officers upon rejoining its ships.  This ensures retention of qualified and competent staff.
3

(e)          Fleet Management
Day-to-day management and administration of Ultrapetrol's operations are conducted in-house in Buenos Aires (River and Ocean Business), Asuncion (River Business), and Rio de Janeiro (Offshore Business).  Certain subsidiaries, including UP Offshore Maritimo Ltda. (Brazil), Sernova S.A. (Argentina), and Ravenscroft undertake the technical and marine-related management for Ultrapetrol's offshore, river, and ocean vessels including dry docks, repairs, and maintenance.  Some purchasing of supplies and spare parts, crewing superintendence, and preparation and payment of a portion of the related accounts is done through offices in Coral Gables, Aberdeen, Buenos Aires, and Rio de Janeiro.
2.          Corporate History
Ultrapetrol was originally formed, in conjunction with others, by members of the Menendez family with a single ocean going vessel in 1992, and the Parent was incorporated as an International Business Company under the provisions of the Bahamas International Business Companies Act, 2000 in December 1997.  In October 18, 2006, the Parent completed an initial public offering and was listed on the NASDAQ Stock Exchange until October 18, 2016.  The Parent has been listed on the OTCQB Venture Market as of October 28, 2016, and is subject to U.S. securities laws in addition to the provisions of the Bahamas Securities Industry Act, 2011 and the Bahamas Securities Industry Regulations, 2012.
The Ocean Business has been built through the investment of capital from the operation of Ultrapetrol's fleet along with other sources of capital to acquire additional vessels. By 2001, the fleet had reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt.  During 2003, in an effort to remain ahead of changing environmental protection regulations, Ultrapetrol began to sell its entire single hull Panamax and Aframax fleets and, after developing and later selling an ocean fleet comprised of Capesize vessels and product tankers between 2004 and 2010, developed a regional cabotage container feeder service joining Buenos Aires with Ushuaia in the southern end of South America.  It currently services this trade with two container feeder vessels, Asturiano and Argentino, acquired in April 2010 and December 2010, respectively.
Ultrapetrol began its River Business in its current format in 1993.  Since then, it has built UABL Ltd. ("UABL") into the leading river barge company in the Hidrovia Region of South America.  Ultrapetrol started a process of growth that included several load outs (imports) of barges and pushboats from the United States of America and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies.  In order to further expand its fleet capacity and replace old barges, Ultrapetrol built its own barge-building facility at Rosario, Argentina, which was inaugurated in December 2009.
Ultrapetrol initiated its Offshore Business in its current format in 2003.  In March 2006, it acquired Ravenscroft, the entity through which Ultrapetrol manages the vessels in its Offshore Business.
In December 2012, Ultrapetrol announced the closing of an investment agreement entered into on November 13, 2012, with Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America
4

Private Equity Fund IV, L.P. (collectively, "Southern Cross"). Pursuant to such closing, the Parent sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. The Parent received proceeds of $220.0 million from the transaction.
On June 10, 2013, the Parent issued $200.0 million of its 2021 Notes.  Proceeds were used to redeem the full $180.0 million plus accrued interest of senior convertible notes previously issued by the Parent and for general corporate purposes.  The Parent sold an additional $25.0 million 2021 Notes in October 2013, bringing the outstanding aggregate principal amount of 2021 Notes to $225.0 million.
On July 5, 2013, Ultrapetrol entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited ("UP Offshore"), Ultrapetrol's holding company in the Offshore Business. Through the Offshore SPA, Ultrapetrol agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore that it did not own. Subsequently, on July 25, 2013, Ultrapetrol paid $10.3 million to Firmapar Corp. As from such date, Ultrapetrol owns 100% of the common stock of UP Offshore.
On September 3, 2014, Sparrow purchased from Hazels, Los Avellanos and certain of their affiliates (such affiliates, together with Hazels and Los Avellanos, the "Hazels Group"), 25,326,821 shares of common stock of the Parent at a price equivalent of $4.00 per share.  These shares represented all of the shares of the Parent owned by the Hazels Group, which was affiliated with Messrs. Felipe and Ricardo Menendez, who were then the Company's CEO and Executive Vice President, respectively, as well as directors of the Parent and certain of its subsidiaries at the time of the transaction.  The transaction increased Southern Cross's ownership in the Parent from 67% to 85%. Messrs. Felipe and Ricardo Menendez have since left Ultrapetrol, and from November 2014 through October 2016, Mr. Damian Scokin served as the CEO of the Parent.  Currently, Mr. Scokin is a member of the Board of Directors and Eduardo Ojea Quintana is the CEO and Chairman of the Parent.
3.          Selected Financial Information
For the period ending September 30, 2016, Ultrapetrol's unaudited financial statements show consolidated assets (including non-Debtor affiliates) totaling approximately $839.7 million and consolidated liabilities totaling approximately $559.2 million.  Consolidated revenues for the nine months ending September 30, 2016 were approximately $140.8 million.
4.          Delisting from Nasdaq
Ultrapetrol received notice from the Nasdaq Stock Market ("Nasdaq"), on October 17, 2016, indicating that trading of Ultrapetrol's shares of common stock on Nasdaq would be suspended, effective at the open of business on October 19, 2016, due to non-compliance with the minimum bid price requirement in Listing Rule 5550(a)(2).
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5.          Listing on the OTCQB
Ultrapetrol's shares of common stock began trading on the OTCQB Venture Market effective at the open of business on October 28, 2016 under the ticker symbol "ULTR".
B.          Prepetition Indebtedness and Capital Structure
Ultrapetrol has secured obligations aggregating approximately $454.4 million in outstanding debt that it incurred for the most part for the acquisition of vessels, the repayment of prior debt, and general corporate purposes.  The secured debt can be organized into two groups: (i) River Business and Ocean Business debt comprised of notes secured by river and ocean vessels, and (ii) the Offshore Business loans comprised of a number of secured loans to offshore entities secured by offshore vessels.  The instruments evidencing Ultrapetrol's significant indebtedness are described below.  In addition, as of June 30, 2016, the Debtors have trade debt of approximately $13.3 million.
1.          8⅞% First Preferred Ship Mortgage Notes due 2021
The Parent is the borrower of $225 million secured notes (the "2021 Notes") under an Indenture dated as of June 10, 2013, among the Parent as borrower, certain of its subsidiaries as guarantors and pledgers, and Manufacturers and Traders Trust Company, as indenture trustee (the "Indenture Trustee"), as amended by a First Supplemental Indenture dated as of September 26, 2013.  The 2021 Notes are senior obligations secured by (a) first preferred ship mortgages on 364 vessels, consisting of 1 ocean vessel, 345 barges, 17 pushboats, and one transfer station owned by certain Ultrapetrol subsidiaries and (b) pledges of the shares of certain Ultrapetrol subsidiaries that own vessels.  As security for its obligations under the 2021 Notes, each of the Ultrapetrol Entities that pledged vessels as security for the 2021 Notes also entered into an Assignment of Earnings and an Assignment of Insurances in favor of the Indenture Trustee.  The 2021 Notes are subject to certain covenants, including, among other things, limiting the Parent's and its subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.  Interest on the 2021 Notes is payable semi-annually on June 15 and December 15 of each year.
As of December 31, 2016, $257,387,336 is estimated to be outstanding under the 2021 Notes, consisting of the principal amount of $225,000,000, $9,984,375 of unpaid interest that was due December 15, 2015, $9,984,375 of unpaid interest that was due June 15, 2016, $9,984,375 of unpaid interest that will be due December 15, 2016, $1,602,181 of penalty interest and accrued unpaid interest on amount due June 15, 2017 of $832,031.
On January 29, 2016, certain holders of the 2021 Notes (the "Noteholders") executed a standstill agreement (the "Standstill Agreement") pursuant to which, and subject to the terms of the Standstill Agreement, the Noteholders agreed, among other things, to refrain from exercising or instructing the Indenture Trustee to exercise certain rights and remedies under the Indenture until March 31, 2016.  The Standstill Agreement was extended until April 30, 2016 pursuant to an extension to standstill agreement dated as of March 31, 2016 and further extended
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to May 31, 2016 pursuant to an extension to standstill agreement dated as of April 30, 2016.  No further extensions were executed.
2.          The IFC And OFID Loans
In 2008, in connection with the financing of its River Business, UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp., and Eastham Barges Inc., as borrowers, entered into a $35.0 million loan agreement with International Finance Corporation ("IFC"), a member of the World Bank, and UABL Paraguay S.A. entered into a $25.0 million loan agreement with the IFC (both loan agreements, the "2008 IFC Loans"). In addition, UABL Paraguay S.A. entered into a $15.0 million agreement with OPEC Fund for International Development ("OFID") (the "2008 OFID Loan" and with the 2008 IFC Loans, the "UABL II Loans").
In 2011, also in connection with the financing of the River Business, UABL Paraguay S.A. and Riverpar S.A. entered into a $15.0 million loan agreement with IFC, and entered into a separate $10.0 million loan agreement with OFID (together, the "UABL III Loans" and collectively with the UABL II Loans, the "IFC-OFID Loans").
The proceeds of the various IFC-OFID Loans were used to finance or partially finance the replacement of existing pushboat engines and the conversion of pushboats to install such engines, the enlargement and re-bottoming of existing barges, the construction and acquisition of additional pushboats, barges, and ancillary equipment, and the purchase of supplies and related equipment required for the foregoing.
The UABL II Loans are secured by first preferred ship mortgages in 160 barges and 5 pushboats.2  The UABL III Loans are secured by second lien ship mortgages junior to the UABL II mortgages in the vessels pledged to UABL II.  In addition the IFC-OFID Loans are secured by (a) pledges of shares of certain Ultrapetrol vessel-owning subsidiaries, (b) Insurance Assignments, (c) a Debt Service Reserve Account Pledge, and (d) pledges of certain shareholder loan agreements.  The IFC-OFID Loans require certain financial ratios and contains various restrictive covenants such as limiting the borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or to enter into derivative transactions (except for fuel swaps), among others. The Parent has also executed Enforcement Shortfall Guarantees for the benefit of IFC and OFID in connection with the IFC-OFID Loans.
A Collateral Trust Agreement, dated as of December 8, 2011 (the "Collateral Trust Agreement"), provides for the appointment of a security trustee (the "Security Trustee") to hold the IFC-OFID collateral and sets forth the respective rights of IFC and OFID in and to the collateral.  The three Ultrapetrol Entities that pledged vessels as security for the UABL Loans each bareboat chartered its respective pledged vessels to Cornamusa.  In connection with its respective bareboat charter, each of the three Ultrapetrol Entities entered into a Bareboat Charter Assignment with the Security Trustee as security for its obligations under the IFC-OFID.

[2]
On December 31, 2014 certain mortgage recordings held by the Security Trustee to secure the IFC-OFID Loans expired without renewal.  These mortgages included liens on seven tank barges owned by Riverpar S.A. and 17 dry barges and one pushboat owned by UABL Paraguay S.A.

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Ultrapetrol estimates that as of December 31, 2016, an aggregate principal amount of $65,088,470 will be outstanding under the IFC-OFID Loans, comprised of $48,835,482 owed under the IFC loans and $16,252,988 under the OFID loans.  On December 31, 2016, amounts due under the IFC-OFID loans will include approximately $2,747,916 of accrued unpaid interest, $234,411 of the close out amount of the interest rate collar plus accrued interest thereon, $15,000 of unpaid Supervision Fee owed to IFC, and $111,398 of penalty interest.3
On January 15, 2016, in connection with each of the IFC-OFID Loans, IFC and OFID each executed a waiver letter (the "Waiver Letters") pursuant to which, and subject to the terms of the respective Waiver Letter, IFC and OFID waived any current default under the IFC-OFID Loans until March 31, 2016.  The Waiver Letters were extended until April 30, 2016 pursuant to an extension to waiver letter dated as of March 31, 2016 and further extended to May 31, 2016 pursuant to an extension to waiver letter dated as of April 30, 2016.  No further extensions were executed.
3.          The Offshore Loans
In connection with the financing of the Offshore Business, Ultrapetrol entered into eight secured loan facilities including:
•
In 2013, UP Offshore (Bahamas) Ltd. entered into a $40.0 million reducing, revolving credit facility (the "DVB Revolver") with DVB Bank AG ("DVB Bank"). The Parent, Pack Maratime Inc., Padow Shipping Inc., and UP Offshore Apoio Maratimo entered into a Guarantee Agreement with DVB in connection with the DVB Revolver.  As of June 30, 2016, there is $27,500,000 outstanding on the DVB Revolver.

•
In 2006, UP Offshore Apoio Maritimo Ltd. as borrower, the Parent, Packet Maritime Inc., and Padow Shipping Inc. as guarantors, entered into a $15.0 million loan agreement with DVB (the "2006 Apoio Maritimo Loan").  As of June 30, 2016, there is $4,150,000 outstanding on the 2006 Apoio Maritimo Loan.

•
In 2006, UP Offshore (Bahamas) Ltd. as borrower, the Parent, UP Offshore Apoio Maritimo Ltd, Packet Maritime Inc., and Padow Shipping Inc. as guarantors, entered into a $61.3 million loan agreement with DVB (the "2006 UP Offshore (Bahamas) Loan"). As of June 30, 2016, there is $21,050,000 outstanding on 2006 UP Offshore (Bahamas) Loan.

[3]
Estimated interest amounts have been calculated based on the applicable Libor rate as of June 15, 2015 and are subject to change based on Libor as will be applicable to the IFC-OFID Loans as of December 15, 2016.

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•
In 2007, UP Offshore (Bahamas) Ltd as borrower, the Parent, UP Offshore Apoio Maritimo Ltd., UP Offshore (Uruguay) S.A., Topazio Shipping LLC., Packet Maritime Inc., and Padow Shipping Inc. as guarantors, entered into a $25.0 million loan agreement with DVB (the "2007 UP Offshore (Bahamas) Loan").  As of June 30, 2016, there is $7,000,000 outstanding on 2007 UP Offshore (Bahamas) Loan.

•
In 2007, UP Offshore Apoio Maritimo Ltd. as borrower, the Parent, and UP Offshore (Bahamas) Ltd., as guarantors, entered into a $18.7 million loan agreement (the "2007 Apoio Maritimo Loan") with Banco Nacional de Desenvolvimento Econômico e Social – BNDES ("BNDES"), which is currently secured by a First Demand Guarantee Facility of up to $16.8 million issued by DVB Bank (the "BNDES Guarantee Facility").  As of June 30, 2016, there is $11,932,532 outstanding on the 2007 Apoio Maritimo Loan.

•
In 2010, UP Offshore (Bahamas) Ltd. as borrower, and the Parent,  Glasgow Shipping Inc., Zubia Shipping Inc., and Cornamusa, as guarantors entered into a $40.0 million loan agreement with DVB Bank and Banco Security (the "2010 DVB/Banco Security Loan").  As of June 30, 2016, there is $24,166,667 outstanding on the 2010 DVB/Banco Security Loan.

•
In 2013, Ingatestone Holdings Inc., as borrower, and the Parent, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc. (n/k/a Amber Shipping), Springwater Shipping Inc., and Woodrow Shipping Inc., as guarantors, entered into a $84.0 million senior secured term loan facility with DVB Bank America, NIBC, and ABN Amro (the "Ingatestone Loan"). As of June 30, 2016, there is $41,943,305 outstanding on the Ingatestone Loan.

•
In 2013, Linford Trading Inc., as borrower, and the Parent, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as guarantors, entered into a $38.4 million senior secured term loan facility with DVB Bank and NIBC (the "Linford Loan").  As of June 30, 2016, there is $26,861,667 outstanding on the Linford Loan.

The DVB Revolver, the 2006 Apoio Maritimo Loan, 2006 UP Offshore (Bahamas) Loan, 2007 UP Offshore (Bahamas) Loan, 2007 Apoio Maritimo Loan, 2010 DVB/Banco Security Loan, Ingatestone Loan and the Linford Loan are collectively the "Offshore Loans."  The purpose of the Offshore Loans (other than the DVB Revolver) was to provide acquisition financing, post-delivery financing, post-construction financing, and/or refinancing of PSVs.  The DVB Revolver, the 2006 Apoio Maritimo Loan, the 2006 UP Offshore (Bahamas) Loan, and the 2007 UP Offshore (Bahamas) Loan are secured by mortgages on five PSVs.  The BNDES Guarantee Facility is secured by a mortgage on one PSV and cross-collateralized mortgages on the DVB Bilateral Loans' mortgages.  The 2010 DVB/Banco Security Loan, the Ingatestone Loan, and the Linford Loan are secured by mortgages on two ships, three ships, and two ships respectively.  The Offshore Loans are also, inter alia, secured by pledges of shares of the direct and/or indirect owner of the mortgaged PSV(s), insurance assignments, and managers' undertakings.  As detailed above, the Parent is a guarantor of each of the Offshore Loans and certain direct and indirect subsidiaries of Ultrapetrol that comprise the Offshore Business (each, an "Offshore Subsidiary"), including Cornamusa, are also Guarantors of one or more of the Offshore Loans, though Cornamusa is the only Offshore Subsidiary that may be a Plan Debtor.  The Offshore Subsidiaries are not anticipated to commence Reorganization Cases in connection with the Plan.
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As of June 30, 2016, an aggregate principal amount of $164,604,161 was outstanding under the Offshore Loans.
On January 11, 2016, in connection with each of the Offshore Loans, the applicable Offshore Lenders executed a waiver letter (the "Offshore Waiver Letter"), pursuant to which, and subject to the terms of the Offshore Waiver Letter, the Offshore Lenders, among other things, waived any default that would otherwise be triggered by the bankruptcy filing of Parent until March 31, 2016.  Each Offshore Waiver Letter was extended until April 30, 2016 pursuant to an omnibus extension agreement dated March 31, 2016 and further extended to May 31, 2016 pursuant to a further omnibus extension agreement dated as of April 30, 2016.  No further extensions were executed.
II.

KEY EVENTS LEADING TO THE DECISION TO COMMENCE
THE VOLUNTARY CHAPTER 11 REORGANIZATION CASES
A.          Industry Specific Events
The international shipping industry has historically been highly cyclical and volatile in terms of charter rates and profitability due to changes in the supply and demand for cargo capacity and for the cargo transported by vessels. The factors affecting the supply and demand for vessels are outside of Ultrapetrol's control, and the nature, timing, and degree of changes in industry conditions are unpredictable.
Ultrapetrol is in a liquidity crisis that is directly attributable to the impact of deteriorating market conditions affecting the energy and natural resource industries, particularly in South America.  While Ultrapetrol's revenue diversity has historically been a source of stability, concurrent downturns in each of the Company's underlying markets of operation have created very challenging conditions that are likely to continue for some time:
•
River Business:  Falling soybean and iron ore prices have led to a dramatic reduction in shipments and which, in conjunction with internal barge building and barge acquisitions from our competitors, contributed to a severe overcapacity of dry barges.  This overcapacity is adversely affecting rates in Ultrapetrol's transportation of agricultural products, which is primarily transported by dry barges and the main portion of the Company's River Business.  Vale, one of the Company's largest iron ore customers, is not expected to renew its time charter contract with Ultrapetrol when it expires in November 2018.[4]

•
Ocean Business: The struggling Argentine economy and adverse political environment are impacting growth across the country.  Ocean EBITDA and margins were down in fiscal year 2015 from the previous year, following the sale of two cash-generating vessels, the Miranda I and the Amadeo.  Although the

[4].	On a consolidated basis, in the year ended December 31, 2015, Ultrapetrol's two largest customers, Petrobras and Cargill, accounted for 33.5% of total revenues.
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disruption to the Ocean Business has been less severe than the challenges facing the other segments, Ocean cash flows are not sufficient to make a meaningful impact on the rest of the Company.
•
Offshore Business: With oil prices below $50 per barrel, customers are aggressively looking to reduce costs by cancelling contracts or renewing at substantially lower rates.  Petrobras, Ultrapetrol's largest customer, terminated three charter contracts in 2015, leaving three of Ultrapetrol's PSVs laid up.  Six of the Company's thirteen PSVs are currently laid up and overcapacity makes it difficult to remobilize them.  It costs between $2,000 and $4,000 per day per vessel during the period laid up. In Brazil, due to local regulations, there is a six-month window (unless otherwise authorized) to charter a vessel and remove it from a lay-up location.  If a vessel is not chartered in that time period, it is required that it be redeployed at another lay-up location.  Remobilization of a laid up vessel in and out of Brazil is estimated to cost approximately $400,000 per trip.

As a result of negative market conditions and the resulting impact on the value of its fleet and on Ultrapetrol's revenue, Ultrapetrol breached certain covenants of its debt agreements and, for liquidity reasons, ultimately decided not to make payments on some of its debt.  For example, in order to preserve liquidity for the operation of its businesses, Ultrapetrol determined not to make the interest payments due on December 15, 2015 and June 15, 2016 on its 2021 Notes and the $6.5 million interest and principal repayment on the other loan facilities related to Ultrapetrol's River Business due on June 15, 2016.  In addition, the Company determined not to pay loan amortizations on its Offshore Supply Business facilities (except for the 2007 Apoio Maritimo Loan).  These non-payments resulted in an Event of Default under these facilities and under the 2021 Notes, and Ultrapetrol is now in breach of all of its material loan agreements and has entered into restructuring negotiations with its creditors.  Additionally, Ultrapetrol entered into forbearance agreements with it secured lenders in which the secured lenders party to these agreements agreed, for the duration of the forbearance agreement, not to accelerate their loans, take any enforcement actions, or exercise any remedies with respect to defaults resulting from the non-payment by the Parent of its payment under the 2021 Notes and to work with Ultrapetrol in negotiating a sustainable financial structure.  The forbearance agreements were extended multiple times but ultimately expired on May 31, 2016.
Due to the challenging conditions described above, the market value of the company's assets, including the collateral it has provided to its secured lenders, has substantially declined, as has Ultrapetrol's enterprise value.  Based on Ultrapetrol's cash flow projections, the company's current capital structure is not sustainable without addressing significant over-leverage at the Parent and the River Business and near-term maturities in the Offshore Business.
B.          Restructuring Negotiations
In connection with pursuing a restructuring or recapitalization of Ultrapetrol, the Company retained Miller Buckfire as investment banker in September 2015.  Since then, Miller Buckfire has reviewed and analyzed Ultrapetrol's businesses, operations, and financial projections, considered Ultrapetrol's potential debt capacity in light of its projected cash flows,
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and has participated in and facilitated telephonic and in-person meetings with various advisors and principals, as the case may be, for the 2021 Notes, the IFC-OFID Loans, and the Offshore Loans.  In October 2015, Ultrapetrol engaged Zirinsky Law Partners PLLC to assist and advise it with respect to potential restructuring alternatives.
As a result of the complexities of the restructuring and the scheduled debt payments in mid-December 2015, the company sought waivers and forbearance agreements from all its secured lenders, in order to obtain more time to negotiate a consensual out-of-court restructuring.  As described above, prior to the Commencement Date, the company successfully negotiated a Standstill Agreement with certain holders of the 2021 Notes and obtained waiver agreements in connection with all of the Offshore Loans and the IFC-OFID Loans.
In connection with the forbearance agreements, Ultrapetrol agreed to the appointment of two new independent directors to the board of directors of the Parent, as well as the formation of a special committee whose mandate was to explore restructuring options and make recommendations to the Parent's board of directors.  Among such recommendations were a standalone restructuring proposal or sale of the River Business and the Offshore Business.  In connection with its restructuring efforts, Ultrapetrol agreed to explore the possibility of selling one or more of its three businesses (i.e., the River Business, the Offshore Business, and the Ocean Business).
On February 14, 2016, Miller Buckfire commenced the sale process and contacted over 110 potential buyers in order to solicit bids (which included indications of interest).  In response to this solicitation, twenty-six potential buyers executed confidentiality agreements and received information about the company and its businesses.  The deadline for initial bids was March 18, 2016, and Ultrapetrol received seven first-round bids prior to the deadline.
After receipt of the initial bids, and following feedback from the company's various creditor groups, the Special Committee, in consultation with the Board of Directors, determined not to make a formal recommendation at that time, but rather to allow certain interested parties to conduct further due diligence. Accordingly, Ultrapetrol provided the initial bidders with access to a data room and Miller Buckfire conducted diligence calls with the bidders. Concurrently, the Special Committee developed a framework for analysis of the bids and set out its view as to the contents of a minimally acceptable bid.
In June 2016, Ultrapetrol entered into non-disclosure and confidentiality agreements (the "Non-Disclosure Agreements") with the Majority Supporting Noteholders, IFC, and OFID to facilitate discussions regarding the bids.  Pursuant to the agreements, which expired on November 18, 2016, Ultrapetrol provided the signatories with certain material non-public information which was subsequently disclosed publicly on November 18, 2016.
The final bidding process commenced on June 9, 2016 and was completed on June 16, 2016.  Three formal bids were received on June 16, 2016 and presented to the Special Committee for review.  All such bids related to the River Business.
After evaluating the bids, Ultrapetrol's Board of Directors determined that the all-cash bid for the River and Ocean Business submitted by an affiliate of Sparrow (which at the
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time owned approximately 85% of the Parent's common stock) was the highest and best, and in consultation with the Majority Supporting Noteholders, IFC, and OFID, determined to enter into negotiations with Sparrow.  Representatives of the Majority Supporting Noteholders, IFC, and OFID also evaluated the bids, and on August 4, 2016, representatives of the Majority Supporting Noteholders met with Sparrow. Following a series of negotiations, the parties outlined the terms and conditions for a potential transaction, which included the purchase of the River Business for $73.0 million in cash, which cash would be used to retire the 2021 Notes and the outstanding credit facilities with IFC and OFID.  In addition, if the Ocean Business were to be sold before confirmation of the Plan, then the 2021 Noteholders would receive 100% of net sale proceeds (subject to the True-Up Amount); otherwise, the Ocean Business would be transferred to the 2021 Noteholders under the Plan.
Ultrapetrol, representatives of the Majority Supporting Noteholders, and Sparrow continued their negotiations, which culminated in the Restructuring Support Agreement, which was executed by the Parent, certain of its subsidiaries, the Supporting Noteholders, IFC, OFID, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Southern Cross Latin America Private Equity Fund III, L.P., and Southern Cross Latin America Private Equity Fund IV, L.P. on November 18, 2016.  The Restructuring Support Agreement, a copy of which is attached as Exhibit 3 to the Plan, provides for the transactions to be effectuated pursuant to a prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code.
In furtherance of the potential sale of the Ocean Business, Ultrapetrol has been conducting a marketing process for the Ocean Business in parallel with the negotiations referenced above. To assist in this marketing process, Ultrapetrol retained Infupa S.A., an Argentinian investment bank with knowledge of the relevant South American market and of potential buyers of the Ocean Business.  Initial sale discussions with a single bidder began in April 2016, but ultimately yielded no binding offer.  In August 2016, Infupa S.A. contacted over 30 potential buyers in order to solicit bids.  Ultrapetrol entered into Non-Disclosure Agreements with three interested parties and provided the parties with relevant information. On November 6, 2016, Ultrapetrol received two bids for the Ocean Business. Ultrapetrol is evaluating these bids in coordination with PJT Partners, financial advisors to the Majority Supporting Noteholders.
While Ultrapetrol was negotiating the terms of the River and Ocean Business restructuring with the Majority Supporting Noteholders, IFC, and OFID, it was engaged in parallel discussions with its Offshore Lenders (which also executed nondisclosure and confidentiality agreements with Ultrapetrol) with respect to the terms and conditions of an out-of-court restructuring of the Offshore Loans.  Over a period of several months, proposals were routinely exchanged between the company and the Offshore Lenders addressing various concepts, including the release of the Parent guarantees, maturity extensions, cash flow sweeps, dividend prohibitions, new money investments, and the addition of new vessels to the collateral pool.
Ultrapetrol is also in negotiations with the Offshore Lenders and an affiliate of Sparrow with respect to the terms and conditions of an out-of-court restructuring of Offshore Loans. Ultrapetrol and the Offshore Lenders have reached an agreement in principle that would provide for, among other things, a 100% principal recovery by the Offshore Lenders, interest and amortization relief for the Company through lowered contract rates and a waterfall mechanism
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that provides for cash in the business to be used first to pay operating and capital expenses, and below certain liquidity thresholds, deferred amortization and interest paid in kind. The agreement also includes a release of claims against non-Offshore Business entities, and the grant of additional collateral to the Offshore Lenders in the form of a mortgage on the unencumbered Offshore Business vessel, the UP Opal. Ultrapetrol is currently negotiating a detailed term sheet with the Offshore Lenders that would reflect the parties' agreement in principle, and hopes to reach a final resolution in the near future.
C.          Purpose of the Financial Restructuring
The purpose of the financial restructuring is to reduce Ultrapetrol's overall debt and leverage and to enhance its long-term potential.  Specifically, the financial restructuring is designed to eliminate Ultrapetrol's debt obligations under the 2021 Notes and the IFC-OFID Loans.  In addition, under the Parent-Included Plan, Ultrapetrol will be able to improve its liquidity by extending the maturity dates on the Offshore Loans and obtaining interest and amortization relief.

After considering the Restructuring Support Agreement and the restructuring transactions proposed by the Plan, the Board of Directors, including the disinterested directors, determined, in consultation with Ultrapetrol's professional advisors, that the proposed transactions are fair and in the best interests of the company and its stakeholders.  Ultrapetrol believes that the proposed restructuring will achieve a substantial deleveraging of Ultrapetrol's balance sheet and eliminate potential deterioration of value and disruptions to worldwide operations that could otherwise result from a protracted and contentious chapter 11 case.  The significant support obtained by Ultrapetrol from its creditor constituencies provides a fair and reasonable path for an expeditious restructuring and the preservation of Ultrapetrol's business and operations.
III.

ANTICIPATED EVENTS DURING THE REORGANIZATION CASES
A.	Administration of the Reorganization Cases
Ultrapetrol intends to continue to operate its businesses in the ordinary course throughout the Reorganization Cases as they were operated prior to the Commencement Date.  For Ultrapetrol, its employees, and its trade partners and customers, it is anticipated to be business as usual.
Ultrapetrol does not expect the Reorganization Cases to be protracted.  To facilitate the administration of the Reorganization Cases, Ultrapetrol intends to request a series of orders from the Bankruptcy Court designed to minimize any disruption of business operations.  Ultrapetrol anticipates that such requests will include requests for, among other things, authorization to satisfy certain pre-Commencement Date obligations that may be outstanding, including wages and benefits that may be due to employees, as well as obligations to certain taxing authorities, vendors, and suppliers.  Ultrapetrol also intends to request certain orders from
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the Bankruptcy Court permitting it to continue, on an uninterrupted basis, its centralized cash management systems and insurance programs.
Additionally, in the event Ultrapetrol seeks confirmation of the Parent-Excluded Plan, Ultrapetrol anticipates requesting the Bankruptcy Court establish a deadline for the filing of proofs of claims (other than claims of governmental units) against Cornamusa.  No other proofs of claims are anticipated to be required under the Parent-Excluded Plan.  No proofs of claims are anticipated to be required under the Parent-Included Plan.
B.	The Restructuring Support Agreement
The Restructuring Support Agreement, which is set forth in Exhibit 3 to the Plan, provides the terms agreed to by Ultrapetrol, Southern Cross, Sparrow, the Supporting Noteholders, IFC, and OFID with respect to the proposed restructuring of the capital structure of the River Business and Ultrapetrol's related financial obligations.  Among other things, the Restructuring Support Agreement provides for the parties' agreement with respect to the transactions contemplated by the Plan, including the Investment Agreement, the Ocean Administrative Services Agreement, the IFC-OFID Debt Purchase Agreement, the distributions to be made to the holders of Allowed 2021 Note Claims and Allowed IFC-OFID Loan Claims, and provides a timetable that includes substantial consummation of the Plan on or before February 28, 2017.  The Restructuring Support Agreement also provides for a termination fee in the amount of $1,825,000 (plus legal fees and expenses) payable by Ultrapetrol to Sparrow, in the form of an Allowed Administrative Claim, in the event the agreement is terminated (other than as a result of a breach by Southern Cross or Sparrow) and Ultrapetrol consummates an alternative transaction or on upon the occurrence of certain conditions outlined in the Restructuring Support Agreement.
In accordance with the terms of the Restructuring Support Agreement, Ultrapetrol intends to seek Bankruptcy Court approval of its assumption of the agreement as soon as practicable after the commencement of the Reorganization Cases.
C.	Confirmation Hearing
To facilitate the prompt confirmation and consummation of the Plan, Ultrapetrol anticipates that as soon as practicable after commencing the Reorganization Cases, it will seek an order of the Bankruptcy Court scheduling the hearing to consider (a) the adequacy of the Disclosure Statement and the solicitation of votes in connection therewith and (b) confirmation of the Plan.  Ultrapetrol anticipates that notice of the hearing will be mailed to the Debtors' creditors and equity interest holders.
D.	Timetable for the Reorganization Cases
Ultrapetrol anticipates that the Confirmation Hearing will occur within approximately sixty days of the Commencement Date.  Ultrapetrol does not currently anticipate any significant objections to confirmation of the Plan.  If such objections were to be raised, the anticipated timing for the Confirmation Hearing could be delayed.
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IV.

THE PLAN
A.	Overview of the Plan
THE FOLLOWING SUMMARY OF THE KEY PROVISIONS OF THE PLAN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED PROVISIONS SET FORTH IN THE PLAN AND THE PLAN SUPPLEMENT, THE TERMS OF WHICH ARE CONTROLLING.
A COPY OF THE PLAN IS ATTACHED AS EXHIBIT A TO THIS DISCLOSURE STATEMENT.  HOLDERS OF CLAIMS AGAINST, AND EQUITY INTERESTS IN, THE PLAN DEBTORS, AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PLAN AND THE EXHIBITS THERETO IN THEIR ENTIRETY SO THAT THEY MAY MAKE AN INFORMED JUDGMENT CONCERNING THE PLAN.
B.	Classification and Treatment of Claims and Equity Interests Under the Plan
One of the key concepts under the Bankruptcy Code is that "allowed" claims and equity interests may receive distributions under a chapter 11 plan.  The term is used throughout the Plan and in the description below.  In general, an "allowed" claim or "allowed" equity interest simply means that the debtor agrees, or in the event of a dispute, that the bankruptcy court determines, that the claim or equity interest, including the amount, is in fact a valid obligation of the debtor.
The Bankruptcy Code also requires that, for purposes of treatment and voting, the chapter 11 plan divides the different claims against, and equity interests in, the debtors into separate classes based upon their legal nature.  Claims of substantially similar legal nature are usually classified together, as are equity interests of a substantially similar legal nature.  Because an entity may hold multiple claims or equity interests which give rise to different legal rights, the "claims" and "equity interests" themselves, rather than their holders, are classified.
As a result, under the Plan, for example, an entity that holds an Other Secured Claim and a General Unsecured Claim would have its Allowed Other Secured Claim classified in Class 2 and its Allowed General Unsecured Claim classified in Class 5.  To the extent of the holder's Allowed Other Secured Claim, the holder would be entitled to the voting and treatment rights that the Plan provides with respect to Class 2, and to the extent of the holders' Allowed General Unsecured Claim, the holder would be entitled to the voting and treatment rights that the Plan provides with respect to Class 5.
Under a chapter 11 plan, the separate classes of claims and equity interests must be designated either as "impaired" (affected by the Plan) or "unimpaired" (unaffected by the Plan).  If a class of claims is "impaired," the Bankruptcy Code affords certain rights to the holders of such claims, such as the right to vote on the plan (unless the class is not entitled to receive or retain any value under the plan, in which event the class is deemed to reject the plan), and the right to receive under the chapter 11 plan, no less value than the holder would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.  Pursuant to section 1124 of
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the Bankruptcy Code, a class of claims or equity interests is "impaired" unless the plan (a) does not alter the legal, equitable, and contractual rights of the holders or (b) irrespective of the holders' acceleration rights, cures all defaults (other than those arising from the debtor's insolvency, the commencement of the case, or nonperformance of a nonmonetary obligation), reinstates the maturity of the claims or equity interests in the class, compensates the holders for actual damages incurred as a result of their reasonable reliance upon any acceleration rights, and does not otherwise alter their legal, equitable, and contractual rights.  Typically, this means the holder of an unimpaired claim will receive on the later of the plan's effective date and the date on which amounts owing are due and payable, payment in full, in cash, with postpetition interest to the extent provided under the governing agreement (or if there is no agreement, under applicable nonbankruptcy law), and the debtor's remaining obligations, if any, will be performed as they come due in accordance with their terms.  Thus, other than the right to accelerate the debtor's obligations, the holder of an unimpaired claim will be placed in the position it would have been in had the Reorganization Cases not been commenced.
Consistent with these requirements, the Plan divides the Allowed Claims against, and Allowed Equity Interests in, the Plan Debtors into the Classes described below.  In addition, the Plan provides for the treatment of Allowed Administrative Claims and Allowed Priority Tax Claims in accordance with the requirements of section 1129(a)(9) of the Bankruptcy Code, and accordingly, such Claims are not classified and the holders of such Claims are not entitled to vote to accept or reject the Plan.
Administrative Claims
Administrative Claims are the costs and expenses of administration of the Reorganization Cases Allowed under and in accordance with, as applicable, sections 330, 364, 365, 503(b), 507(a)(2), and 507(b) of the Bankruptcy Code.  Administrative Claims may include, but are not limited to, (i) any actual and necessary costs and expenses of preserving the Plan Debtors' Estates, (ii) any actual and necessary costs and expenses of operating the Plan Debtors' businesses, (iii) any indebtedness or obligations assumed by the Plan Debtors in connection with the conduct of their businesses, (iv) all compensation and reimbursement of expenses of Professionals to the extent awarded by the Court under sections 330, 331 or 503 of the Bankruptcy Code, (v) any fees or charges assessed against the Estates under section 1930 of title 28 of the United States Code, and (vi) any Claim for goods delivered to the Plan Debtors within twenty (20) days of the Commencement Date and entitled to administrative priority pursuant to section 503(b)(9) of the Bankruptcy Code. Ultrapetrol estimates that, assuming the Effective Date occurs within sixty days after the Commencement Date, Allowed Administrative Claims will aggregate approximately $23.9 million (including Allowed Fee Claims in the aggregate amount of approximately $9.1 million).
With respect to Administrative Claims other than Fee Claims, the Plan provides that each Allowed Administrative Claim shall receive (i) Cash in an amount equal to each Allowed Administrative Claim, on the latest of (a) the Effective Date, (b) thirty (30) calendar days after the date on which such Administrative Claim is Allowed, and (c) the date on which such Administrative Claim becomes due and payable by its terms, or, in each case, as soon as practicable thereafter, or (ii) such other treatment as the applicable Plan Debtor and such holder shall have agreed to in writing; provided, however, that Allowed Administrative Claims that
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arise in the ordinary course of the Plan Debtors' business shall be paid in the ordinary course of business in accordance with the terms, and subject to the conditions, of any agreements governing, instruments evidencing, or other documents relating to, such transactions.
With respect to Fee Claims, each holder of an Allowed Fee Claim as of the Effective Date shall receive Cash in an amount equal to the amount of such Fee Claim as soon as practicable after the later of (i) (a) the Effective Date, if such Administrative Claim is Allowed as of the Effective Date, (b) thirty (30) days after the date such Administrative Claim becomes an Allowed Administrative Claim, if such Administrative Claim is Disputed as of, or following, the Effective Date, or (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable, or (ii) such other treatment as the applicable Debtor and such holder shall have agreed in writing.
The Plan provides that all Entities seeking awards of compensation for services rendered or reimbursement of expenses incurred through and including the Effective Date under section 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code will be paid in full, in Cash, in such amounts as are Allowed by the Bankruptcy Court.
The Reorganized Plan Debtors shall pay in Cash the reasonable legal, professional, or other fees and expenses incurred by their Professionals on and after the Effective Date, in the ordinary course of business, and without any further notice to or action, order, or approval of the Bankruptcy Court.  Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered to the Reorganized Plan Debtors after such date shall terminate, and Professionals may be employed and paid in the ordinary course of business without any further notice to, or action, order, or approval of, the Bankruptcy Court.
Priority Tax Claims
Priority Tax Claims consist of any Claims of governmental authorities of the kind entitled to a statutory priority in right of payment as specified in section 507(a)(8) of the Bankruptcy Code, such as certain income taxes, property taxes, sales and use taxes, excise taxes, and withholding taxes.  Ultrapetrol estimates that, assuming the Effective Date occurs within sixty (60) days after the Commencement Date, the Allowed Priority Tax Claims to be paid on the Effective Date will aggregate approximately $2.5 million.
Pursuant to the Plan, each holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive, at the option of the applicable Plan Debtor, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Priority Tax Claim, one of the following treatments: (i) payment in full in Cash as soon as practicable after the Effective Date in the amount of such Allowed Priority Tax Claim, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); (ii) payment in full in Cash, payable in equal Cash installments made on a quarterly basis in accordance with section
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1129(a)(9)(C) of the Bankruptcy Code, over a period not to exceed five (5) years following the Commencement Date, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); or (iii) such other treatment as may be agreed upon by such holder and the applicable Plan Debtor or Reorganized Debtor or otherwise determined upon a Final Order of the Court.  Priority Tax Claims incurred by the Plan Debtors in the ordinary course of business may be paid in the ordinary course of business in accordance with such applicable terms and conditions relating thereto in the discretion of the applicable Plan Debtor or Reorganized Debtor without further notice to or order of the Bankruptcy Court.
U.S. Trustee Fees
Pursuant to the Plan, on the Effective Date, the Plan Debtors shall pay, in full, in Cash, any fees due and owing to the U.S. Trustee at the time of Confirmation.  On and after the Effective Date, the Reorganized Debtors shall be responsible for filing required post-confirmation reports and paying quarterly fees due to the U.S. Trustee for the Reorganized Debtors until the entry of a final decree in the Reorganization Cases or until the Reorganization Cases are converted or dismissed.
Special Provisions Regarding Fees and Expenses of 2021 Notes Indenture Trustee, IFC-OFID Security Trustees, Registrar, and Paying Agent
The reasonable prepetition and postpetition fees and expenses of each of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, the Registrar (as defined in the 2021 Notes Indenture) and the Paying Agent (as defined in the 2021 Notes Indenture), solely in connection with their performance of their duties and to the extent set forth in Section 3(h) of the Restructuring Support Agreement, (i) shall be paid in the ordinary course of business in accordance with, and subject to the conditions, of the Restructuring Support Agreement and any agreements governing, instruments evidencing, or other documents relating to, such transactions, (ii) shall be deemed Allowed Administrative Claims, and (iii) to the extent not previously paid directly by the Debtors pursuant to the Restructuring Support Agreement, shall be paid in Cash on the Effective Date, or as soon thereafter as is reasonably practicable, upon submission of the documented invoices (in customary form) to the Debtors, subject to a review for reasonableness by the Debtors, without the necessity of making application to the Bankruptcy Court.  Each charging lien of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustee, Registrar and Paying Agent, if any, shall be discharged solely upon payment in full of the respective fees and expenses of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustee, Registrar or Paying Agent, as applicable, and termination of the duties of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustee, Registrar or Paying Agent, as applicable.  Nothing in the Plan shall be deemed to impair, waive, or discharge any charging liens of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustee, Registrar or Paying Agent for any fees and expenses not paid previously. Ultrapetrol estimates that, assuming the Effective Date occurs within sixty days after the Commencement Date, fees to be paid on the Effective Date to the 2021 Notes
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Indenture Trustee, the IFC-OFID Security Trustees, the Registrar, and the Paying Agent will aggregate approximately $7,500.
1.	Classified Claims and Equity Interests
(i)          Classes With Identical Treatment in Parent-Included Plan and Parent-Excluded Plan:
Class 1 – Other Priority Claims
(Unimpaired.  Pursuant to section 1126(f) of the Bankruptcy Code, conclusively presumed to accept the Plan and not entitled to vote.)
Class 1 contains all Other Priority Claims.  Other Priority Claims are Claims, other than Administrative Claims and Priority Tax Claims, entitled to a priority in right of payment pursuant to section 507(a) of the Bankruptcy Code.
Pursuant to the Plan, except to the extent that the applicable holder agrees in writing to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive payment in Cash in an amount equal to such Allowed Other Priority Claim on or as soon as practicable after the later of (i) the Effective Date and (ii) thirty (30) days after the date when such Other Priority Claim becomes an Allowed Other Priority Claim.
Ultrapetrol estimates that, assuming the Effective Date occurs within sixty (60) days after the Commencement Date, Allowed Other Priority Claims to be paid on the Effective Date will aggregate approximately $0.
Class 2 – Other Secured Claims
(Unimpaired.  Pursuant to section 1126(f) of the Bankruptcy Code, conclusively presumed to accept the Plan and not entitled to vote.)
Class 2 Other Secured Claims contain all Secured Claims, other than 2021 Note Claims, IFC-OFID Loan Claims, and Offshore Lender Parent Claims.
Pursuant to the Plan, except to the extent that a holder of an Allowed Other Secured Claim agrees in writing to less favorable treatment, at the option of the applicable Plan Debtor, in full and final satisfaction, settlement, release and discharge of and in exchange for such Other Secured Claim, each holder of an Allowed Other Secured Claim shall: (i) have its Allowed Other Secured Claim Reinstated by the applicable Plan Debtor and rendered Unimpaired, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim, if such interest is required to be paid pursuant to section 506(b) or 1129(a)(9) of the Bankruptcy Code, as soon as practicable after the later of (a) the Effective Date, and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim, or (iii) receive the Collateral securing its Allowed Other Secured Claim as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim.
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Ultrapetrol estimates that, assuming the Effective Date occurs within sixty days after the Commencement Date, Allowed Other Secured Claims payable on the Effective Date will aggregate approximately $0.9 million.
Class 3 – 2021 Note Claims
(Impaired.  Entitled to vote.)
Class 3 consists of all 2021 Note Claims, which are Claims arising under the 2021 Notes Indenture.  Pursuant to the Plan, except to the extent that a holder of a 2021 Note Claim agrees in writing to such other treatment, and the applicable Plan Debtor and New Holdco, each in their sole discretion, agree in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, the 2021 Note Claims, on the Effective Date, each holder of an Allowed 2021 Note Claim shall receive:
•	Its Pro Rata share of the Initial Noteholder Cash Recovery, which the Debtors estimate will be $58,899,320;
•
Its Pro Rata share of the Adjusted Ocean Business Consideration, constituting either (i) if the sale of the Ocean Business has been consummated by the date of consummation of the Plan, the net proceeds (net of cost of sale and taxes) from the sale of the Ocean Business less the True-Up Amount, (ii) if the sale of the Ocean Business has not been consummated, upon the election of the Supermajority Supporting Noteholders by the Ocean Business Election Deadline, the equity interests in the Ocean Business Transferee that will own the Equity Interests in the Ocean Business, except to the extent that a holder of a 2021 Note Claim elects on its own behalf not to receive its Pro Rata share of Ocean Business Transferee Equity in the event of an Ocean Business Hand Over by delivering notice to the 2021 Notes Indenture Trustee and the Debtors no later than three (3) Business Days after the Ocean Business Election Deadline, which Ocean Business Transferee shall owe to holders of IFC-OFID Loan Claims the True-Up Amount upon a future sale of the equity in that entity or substantially all assets of that entity, or (iii) if by the Ocean Business Election Deadline, the sale of the Ocean Business has not been consummated and the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Debtors that they will not be electing to receive the transfer of the Ocean Business Equity, in each case $3,000,000 less (x) the aggregate amount spent, from and after the date of the Support Agreement, with the consent of the Majority Supporting Noteholders on capital expenditures outside the ordinary course of business with respect to the Ocean Business and (y) the True-Up Amount. For purposes of calculating the Noteholders recovery amount, Ultrapetrol estimates the value of the Ocean Business Consideration to be $3,000,000 and the corresponding amount to be distributed to the holders of Allowed 2021 Note Claims (net of the True-Up Amount) to be $2,867,053.  The Ocean Business Consideration could increase depending on the results of the ongoing Ocean Business marketing process.

Distributions among the holders of 2021 Note Claims will be made solely on the basis of the 2021 Note Indenture.
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Pursuant to the Restructuring Support Agreement, holders of 84.26% of the 2021 Notes have agreed to support the Plan.
Class 4 – IFC-OFID Loan Claims
(Impaired.  Entitled to vote.)
Class 4 consists of all Allowed IFC-OFID Loan Claims, which include claims arising under, or related to (i) the certain Loan Agreement dated as of September 15, 2008 as amended, restated, supplemented or otherwise modified from time to time, between UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp., and Eastham Barges Inc., as borrowers and IFC, as lender (ii) the certain Loan Agreements dated as of September 15, 2008 as amended, restated, supplemented or otherwise modified from time to time, between UABL Paraguay S.A., as borrower and IFC, as lender, (iii) the certain Loan Agreement dated as of November 28, 2008 as amended, restated, supplemented or otherwise modified from time to time, between UABL Paraguay S.A. as borrower and, OFID as lender, (iv) the certain Loan Agreement dated as of December 2, 2011 as amended, restated, supplemented or otherwise modified from time to time, between UABL Paraguay S.A. and Riverpar S.A., as borrowers and IFC, as lender, and (v) the certain Loan Agreement dated as of December 15, 2011 as amended, restated, supplemented or otherwise modified from time to time, between UABL Paraguay S.A. and Riverpar S.A., as borrowers and OFID, as lender.  Allowed IFC-OFID Loan Claims are secured by certain vessel mortgages, pledges of the stock of certain indirect Debtor subsidiaries of Parent, a Debt Service Reserve Account Pledge, and pledges of certain shareholder loan agreements.
Pursuant to the Plan, except to the extent that a holder of an IFC-OFID Loan Claim agrees in writing to such other treatment, and the Debtors and New Holdco, each in their sole discretion, agree in writing to such other treatment, in accordance with the IFC-OFID Debt Purchase Agreement, in consideration for the assignment of the IFC-OFID Loan Agreements and IFC-OFID Loan Claims, on after the Effective Date, each holder of an Allowed IFC-OFID Loan Claim shall receive:
•	Its Pro Rata share of the Initial IFC-OFID Cash Recovery, which the Debtors estimate will be $14,100,680;
•
Its Pro Rata share of the Debt Service Reserve Account Balance (which Ultrapetrol estimates will be approximately $6,472,256 plus any interest accrued on such balance as a result of being held in deposit-bearing accounts through the Effective Date); and

•
Its Pro Rata share of the True-Up Amount, representing the difference between: (x) the Initial IFC-OFID Cash Recovery, and as of any date of determination on a pro forma basis, as calculated by (i) deducting the net proceeds from the sale of the Ocean Business from the 2021 Note Claims as of such date, (ii) calculating the IFC-OFID Initial Claim Percentage (as defined in the Restructuring Support Agreement) and the Noteholder Initial Claim Percentage (as defined in the Restructuring Support Agreement) based on the amount of the 2021 Note Claims set forth in (i), and (iii) multiplying the IFC-OFID Initial Claim Percentage set forth in clause (ii) by the Sparrow River Investment; and (y) the Initial IFC-OFID Cash Recovery, determined as of any date of determination,

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provided, however, that in the event of an Ocean Business Hand Over, each of IFC and OFID shall retain its respective right to its Pro Rata share of the True-Up Amount with respect to the Ocean Business Subsequent Proceeds promptly upon the subsequent sale of all or substantially all of the assets or equity of the Ocean Business. The True-Up Amount cannot be determined until the Ocean Business is sold; Ultrapetrol estimates that the amount will not exceed $500,000.
Pursuant to the Restructuring Support Agreement, IFC and OFID, representing holders of 100% of the IFC-OFID Loan Claims, have agreed to support the Plan.
Class 5 – General Unsecured Claims
(Unimpaired.  Pursuant to section 1126(f) of the Bankruptcy Code, conclusively presumed to accept the Plan and not entitled to vote.)
Class 5 consists of all General Unsecured Claims. Such Claims include all Claims that are not Secured Claims or entitled to priority under the Bankruptcy Code or an order of the Court, including any Claim arising from the rejection of an Executory Contract or Unexpired Lease under section 365 of the Bankruptcy Code.
Pursuant to the Plan, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed General Unsecured Claim, on the Effective Date, each holder of an Allowed General Unsecured Claim shall, at the discretion of the applicable Plan Debtor, and only to the extent such holder's Allowed General Unsecured Claim was not previously paid, pursuant to an order of the Court or otherwise: (i) have its Allowed General Unsecured Claim Reinstated as an obligation of the applicable Reorganized Debtor, and be paid in accordance with the ordinary course terms, (ii) receive such other treatment as may be agreed between such holder and the applicable Reorganized Debtor, or (iii) receive such other treatment that will render it Unimpaired pursuant to section 1124 of the Bankruptcy Code.
Ultrapetrol estimates that, assuming the Effective Date occurs within sixty (60) days after the Commencement Date, Allowed General Unsecured Claims payable on the Effective Date will aggregate approximately $13.3 million.
Class 6 – River Business Intercompany Claims
(Unimpaired.  Pursuant to section 1126(f) of the Bankruptcy Code, conclusively presumed to accept the Plan and not entitled to vote.)
River Business Intercompany Claims are Claims against any of the River Business Debtors held by a River Business Debtor, a River Business Holding Company Debtor, or any other River Business Entity or Entities. Such Claims generally represent intercompany obligations relating to loans and the purchase of products and inventory made in the ordinary course of the River Business Debtors' and River Business Holding Company Debtors' businesses.
Pursuant to the Plan, on the Effective Date, the River Business Intercompany Claims shall be rendered Unimpaired. However, the Plan Debtors retain the right to eliminate, cancel, continue, waive, discharge or adjust in full or in part any River Business Intercompany Claims as of the Effective Date, or as soon as practicable thereafter, in each case as agreed by the
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Plan Debtors and New Holdco. No distribution shall be made under the Plan on Account of the River Business Intercompany Claims.
Ultrapetrol estimates that, assuming the Effective Date occurs within sixty (60) days after the Commencement Date, on the Effective Date, the Allowed River Business Intercompany Claims in Class 6 will aggregate approximately $0 (on a net basis).
Class 7 -- Equity Interests in River Business Holding Company Debtors
(Impaired.  Consented to treatment and deemed to have consented to the Plan. Not entitled to vote.)
Class 7 consists of all Allowed Equity Interests in River Business Holding Company Debtors. Pursuant to the Plan, on the Effective Date, all Equity Interests in River Business Holding Company Debtors shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and holders of Equity Interests in River Business Holding Company Debtors shall not receive or retain any property under the Plan on account of such Equity Interests in River Business Holding Company Debtors.
Class 8 -- Equity Interests in River Business Debtors (other than Cornamusa)
(Unimpaired.  Pursuant to section 1126(f) of the Bankruptcy Code, conclusively presumed to accept the Plan and not entitled to vote.)
Class 8 consists of all Allowed Equity Interests in the River Business Debtors.  Pursuant to the Plan, on the Effective Date, all Allowed Equity Interests in the River Business Debtors will be Reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code, and the Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest. No distribution shall be made under the Plan on account of Equity Interests in River Business Debtors.
Class 9 –Other Intercompany Claims
(Impaired.  Consented to treatment and deemed to have consented to the Plan. Not entitled to vote.)
Class 9 consists of all Other Intercompany Claims, which are Claims against any of the Debtors (except the Parent) held by a direct or indirect subsidiary, a direct or indirect parent, or an affiliate of a Debtor, other than a River Business Intercompany Claim. Such Claims generally represent intercompany obligations relating to loans and the purchase of products and inventory made in the ordinary course of the Debtors' businesses.
Pursuant to the Plan, on the Effective Date, all Other Intercompany Claims shall be eliminated, cancelled, waived, and discharged, and no distributions shall be made with respect thereto.
Ultrapetrol estimates that, assuming the Effective Date occurs within sixty (60) days after the Commencement Date, on the Effective Date the Allowed Other Intercompany Claims in Class 9 will aggregate approximately $0 (on a net basis).
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(ii)          Additional Classes in the Parent-Included Plan
If prior to the Voting Deadline Ultrapetrol and the Offshore Lenders have entered into the Offshore Lender Agreement and the Offshore Lenders have consented to the Parent-Included Plan, the Parent will be a Plan Debtor and the Plan will include the following additional Classes:
Class 10 – Equity Interests in the Parent.
(Unimpaired.  Pursuant to section 1126(f) of the Bankruptcy Code, conclusively presumed to accept the Plan and not entitled to vote.)
Class 10 consists of all Allowed Equity Interests in the Parent.  Pursuant to the Plan, in accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, Equity Interests in Parent are Unimpaired by the Parent-Included Plan and the Parent-Included Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest.  No distribution shall be made under the Parent-Included Plan on account of Equity Interests in Parent.
Class 11 – Offshore Lender Parent Claims.
(Impaired. Entitled to vote)
Class 11 consists of all Offshore Lender Parent Claims, which are Claims against the Parent arising under the Offshore Lender Parent Guarantee, which is composed of the guarantees set forth in Schedule A to the Plan.  Pursuant to the Plan, in full and final satisfaction and discharge of the Offshore Lender Parent Claims, on the Effective Date (i) each Offshore Lender Parent Guarantee shall be canceled and (ii) the holders of Offshore Lender Parent Claims shall receive consideration pursuant to the Offshore Lender Agreement.
(iii)          Additional Classes in the Parent-Excluded Plan
If prior to the Voting Deadline Ultrapetrol and the Offshore Lenders have not entered into the Offshore Lender Agreement and the Offshore Lenders have not consented to the Parent-Included Plan, then the Parent will not be a Plan Debtor, Cornamusa will be a Plan Debtor, and the Plan will include the following additional Classes:
Class 12 – General Unsecured Claims (Cornamusa)
(Impaired. Entitled to vote)
Class 12 consists of all General Unsecured Claims against Cornamusa.
Ultrapetrol anticipates requesting the Bankruptcy Court establish a deadline for the filing of proofs of Class 12 Claims (other than claims of governmental units and taxing authorities) against Cornamusa.  In the event Ultrapetrol disagrees with any proof of claim, if the parties cannot resolve the dispute consensually, such claim will be determined by the Bankruptcy Court and allowed or disallowed accordingly.
Pursuant to the Plan, except to the extent that a holder of an Allowed Class 12 General Unsecured Claim (Cornamusa) agrees in writing to such other treatment, and the Plan
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Debtors and New Holdco, each in its sole discretion, agrees in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, its Allowed General Unsecured Claim (Cornamusa), on the Effective Date or as soon as practicable thereafter, each holder of an Allowed General Unsecured Claim (Cornamusa) shall receive 1.2% of the Amount of its Allowed Class 12 General Unsecured Claim (Cornamusa).
Class 13 – Equity Interest in Cornamusa
(Impaired.  Consented to treatment and deemed to have consented to the Plan. Not entitled to vote.)
Class 13 consists of all Allowed Equity Interests in Cornamusa.  Pursuant to the Plan, on the Effective Date, all Equity Interests in Cornamusa shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and the holder of Equity Interests in Cornamusa shall not receive or retain any property under the Parent-Excluded Plan on account of such Equity Interests in Cornamusa.
C.	Special Provision Regarding Unimpaired Claims
Except as otherwise specifically provided in the Plan, nothing shall be deemed to affect, diminish, or impair the Plan Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Unimpaired Claim, including, but not limited to, legal and equitable defenses to setoffs or recoupment against Unimpaired Claims.  Except as otherwise specifically provided in the Plan, nothing herein shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Commencement Date against, or with respect to, any Claim left Unimpaired by the Plan. Except as otherwise specifically provided in the Plan, the Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Reorganization Cases had not been commenced, and all of the Plan Debtors' legal and equitable rights with respect to any Reinstated Claim or Claim left Unimpaired by the Plan may be asserted by the applicable Reorganized Debtor after the Confirmation Date and the Effective Date to the same extent as if the Reorganization Cases had not been commenced.
D.	Means of Implementation of the Plan
1.	Substantive Consolidation for Plan Purposes Only
The Plan shall serve as a motion by the Plan Debtors for entry of a Bankruptcy Court order substantively consolidating their Estates (other than the Estate of Cornamusa in the case of a Parent-Excluded Plan) for Plan purposes, including, without limitation, for purposes of voting, confirmation, and distributions.
Ultrapetrol believes there are compelling reasons for substantive consolidation.  Notably, the Consolidated Debtors operate their business as an integrated enterprise. Although the Consolidated Debtors and their affiliates operate different business lines, these operations and their financial results are not accounted for on a legal-entity basis. The individual Consolidated Debtors do not maintain independent books and records and their affairs are
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interdependent. Additionally, the Consolidated Debtors interacted with their creditors and other parties in interest on a consolidated basis, and many of these entities may not have knowledge of the particular legal entity with which they transacted. Importantly, however, no creditor will be harmed by the proposed substantive consolidation.  Holders of General Unsecured Claims are unimpaired by the Plan and the holders of 2021 Note Claims and IFC-OFID Claims have agreed to the treatment provided by the Plan.  In the case of a Parent-Included Plan, the Offshore Lenders will also have consented to the treatment of their Offshore Lender Parent Claims.
Entry of the Confirmation Order will constitute the approval, pursuant to section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the Consolidated Debtors for all purposes and actions associated with consummation of the Plan, including, without limitation, for purposes of voting, confirmation, and distribution.  On and after the Effective Date, (a) all assets and liabilities of the Consolidated Debtors shall be consolidated and treated as though they were merged into one estate, (b) all guarantees of any Consolidated Debtor of the obligations of any other Consolidated Debtor shall be eliminated so that any Claim against any Consolidated Debtor, any guarantee thereof executed by any other Consolidated Debtor, and any joint or several liability of any of the Consolidated Debtors shall be one obligation of the Consolidated Debtors, (c) each and every Claim filed or to be filed in the Reorganization Cases against any of the Consolidated Debtors shall be deemed filed against the Consolidated Debtors collectively and shall be one Claim against and, if and to the extent allowed, shall become one obligation of the Consolidated Debtors solely for purposes of distribution under the Plan, and (d) for all purposes associated with Confirmation, including, without limitation, for purposes of tallying acceptances and rejections of the Plan, the estates of the Consolidated Debtors shall be deemed to be one consolidated estate.  For the avoidance of doubt, after the Effective Date any Allowed Claim that is Reinstated under the Plan shall be an obligation solely of the applicable Reorganized Debtor against which such Allowed Claim is held and shall be paid in accordance with ordinary course terms.
The substantive consolidation effected pursuant to the Plan will not affect: (a) the legal and organizational structure of the Consolidated Debtors, (b) Intercompany Claims and Equity Interests between and among the Consolidated Debtors, or (d) distributions from any insurance policies or proceeds of such policies.
In the event that the Bankruptcy Court does not order substantive consolidation of the Consolidated Debtors, then: (a) nothing in the Plan or the Disclosure Statement will constitute or be deemed to constitute an admission that one of the Debtors is subject to or liable for any Claim against any other Debtor, (b) Claims against multiple Debtors will be treated as separate Claims with respect to each Debtor's Estate for all purposes (including, without limitation, distributions and voting), and such Claims shall be administered as provided in the Plan, and (c) the Debtors will not, and shall not be required to, resolicit votes with respect to the Plan, and neither will the failure of the Bankruptcy Court to approve substantive consolidation of the Consolidated Debtors materially alter the economics of the distributions set forth in the Plan.  In the event that the Bankruptcy Court does not order substantive consolidation, the Plan will be deemed to provide for thirty-two subplans of reorganization.  A vote to accept the Plan will also be deemed a vote to accept a separate plan for each of the Consolidated Debtors against which a creditor holds a claim in the event that the Bankruptcy Court denies approval of the substantive
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consolidation of the Consolidated Debtors; provided that the treatment of the claim being voted would not be materially different in the absence of substantive consolidation.
2.	Investment Agreement
The Parent, the River Business Holding Company Debtors (Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB (Panama) Inc., and UP River (Holdings) Ltd.), New Holdco 1, New Holdco 2 , and Southern Cross have entered into an investment agreement (the "Investment Agreement"), which is attached as Exhibit 2 to the Plan.
Pursuant to the Investment Agreement, if the Offshore Lenders have not entered into the Offshore Lender Agreement prior to the Voting Deadline, New Holdco 1 will provide the Sparrow River Investment of $73.0 million in cash in consideration for 100% ownership of the River Business free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the 2021 Notes Indenture Trustee, IFC, OFID, the IFC-OFID Security Trustees, and the Offshore Lenders, and of such other claims, interests, liens and encumbrances as provided for in such agreement. If the Offshore Lenders have entered into the Offshore Lender Agreement prior to the Voting Deadline, in addition to the Sparrow River Investment, New Holdco 2 will provide the Sparrow Offshore Investment of $2.5 million in cash in consideration for the Offshore Business in accordance with the terms and conditions set forth in the Investment Agreement. The Sparrow River Investment shall be used to fund distributions under the Plan.  In the case of a Parent-Included Plan, the Sparrow Offshore Investment will be used to provide equity to the Offshore Business on the terms and conditions set forth in the Investment Agreement. If the Ocean Business has not been sold prior to the Effective Date and the Supermajority Supporting Noteholders have not made an election to receive the Equity Interests in the Ocean Business, the Ocean Business shall be deemed to be part of the River Business acquired by New Holdco 1.  The Investment Agreement is subject to a number of conditions precedent, including but not limited to confirmation of the Parent-Excluded Plan or the Parent-Included Plan, and contains customary representations and warranties and covenants and other agreements. The Investment Agreement expires on February 28, 2017.
3.	Cash Consideration
Pursuant to the Investment Agreement, the Sparrow River Investment will be used to fund distributions under the Plan.  The Confirmation Order will authorize and approve the IFC-OFID Debt Purchase Agreement in all respects.  In the case of a Parent-Included Plan, in addition to the Sparrow River Investment, the Sparrow Offshore Investment will be used to purchase from Parent 100% of the equity in the Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement.  Further, the Plan Debtors and the Reorganized Debtors, as the case may be, will be entitled to transfer funds from non-Debtor affiliates to Debtors as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan.
On the Effective Date, the Plan Debtors' rights, if any, in the Debt Service Reserve Accounts will cease and IFC and OFID will have the right to withdraw or cause the withdrawal of the Debt Service Reserve Account Balance (including any accrued interest to the
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Effective Date) for their ratable benefit in accordance with the terms of the Plan, and to disburse or cause the disbursement of such funds in accordance with the applicable IFC-OFID Loan Agreements.
4.	New Common Stock
The Confirmation Order will authorize and approve the Investment Agreement in all respects.  On the Effective Date, the Plan Debtors shall be authorized to take any and all actions necessary to consummate the Investment Agreement and transfer the agreed consideration to the Plan Debtors. On the Effective Date, as set forth below, New Holdco 1 will receive New River Business Holding Company Common Stock on account of the Sparrow River Investment in accordance with the Investment Agreement and, in the case of Parent-Excluded Plan, an entity designated by New Holdco 1 will receive the New Cornamusa Common Stock.  All of the shares of New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid and nonassessable, and shall be free and clear of any and all claims, interests, liens and encumbrances. In the case of Parent-Included Plan, on account of the Sparrow Offshore Investment, Parent shall sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement.
Parent-Included Plan: In exchange for the consideration provided under the Parent-Included Plan, on the Effective Date, (i) New Holdco 1 shall receive 100% of shares of New River Business Holding Company Common Stock and (ii) Parent shall sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company (the "Parent-Included Plan Sale Transaction"). The Confirmation Order shall authorize the Parent-Included Plan Sale Transaction under sections 363, 365, 1123(b)(4), 1129(b)(2)(A)(iii), 1145, and 1146(a) of the Bankruptcy Code under the terms and conditions of the Investment Agreement. Upon Confirmation, the Debtors shall be authorized to take any and all actions necessary to consummate the Parent-Included Plan Sale Transaction.
Parent-Excluded Plan: In exchange for the consideration provided under the Parent-Excluded Plan, on the Effective Date, New Holdco 1 shall receive 100% of the shares of New River Business Holding Company Common Stock, and Princely International Finance Corp (as designee of New Holdco 1) shall receive 100% of the shares of New Cornamusa Common Stock. To the extent that any Offshore Lender Cornamusa Claims are (i) Allowed Claims as of the Effective Date or (ii) disputed Claims as of the Effective Date, then on the Effective Date, in accordance with the Investment Agreement and the Plan, Parent shall pay or cause Offshore Business Holding Company or another Entity that is part of the Offshore Business to pay by wire transfer in immediately available funds to New Holdco 1 or its designee the sum of (i) the aggregate amount that the Reorganized Debtors are distributing under Article VI.B.h of the Plan on account of any such Allowed Offshore Lender Cornamusa Claims plus (ii) the aggregate amount that the Reorganized Debtors are reserving on account of any such disputed Offshore Lender Cornamusa Claims in accordance with Article VI.B.g.h of the Plan (the "Parent-Excluded Plan Sale Transaction"). If an Offshore Lender Cornamusa Claim is disputed as of the
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Effective Date and is subsequently disallowed in whole or in part, then New Holdco shall promptly reimburse Parent the difference between the amount reserved on account of such Offshore Lender Cornamusa Claim and the amount distributed on account of such Allowed Offshore Lender Cornamusa Claim. The Confirmation Order shall authorize the Parent-Excluded Plan Sale Transaction under sections 363, 365, 1123(b)(4), 1129(b)(2)(A)(iii), 1145, and 1146(a) of the Bankruptcy Code under the terms and conditions of the Investment Agreement. Upon Confirmation, the Debtors shall be authorized to take any and all actions necessary to consummate the Parent-Excluded Plan Sale Transaction.
5.	Cancellation of Securities and Agreements
Except as otherwise specifically provided for in the Plan, with respect to the IFC-OFID Loan Claims and the 2021 Note Claims, upon payment of all distributions on account of the IFC-OFID Loan Claims and the 2021 Note Claims under Article VI of the Plan, and otherwise, on the Effective Date: (1) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing the 2021 Notes, the Existing Common Stock, the IFC-OFID Loan Agreements, the IFC-OFID Guarantees, the Offshore Lender Cornamusa Guarantee, and the IFC-OFID Parent Guarantees, and each Offshore Lender Parent Guarantee will be deemed cancelled, and the obligations of the Plan Debtors thereunder and in any way related thereto will be fully satisfied, released, and discharged, and (2) the 2021 Notes Indenture Trustee shall mark the Global Securities (as defined in the 2021 Notes Indenture) cancelled and deliver such cancelled Global Securities to Parent.  However, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the holder of a Claim will continue in effect solely for purposes of (a) allowing holders of 2021 Note Claims and IFC-OFID Claims to receive distributions under the Plan and (b) allowing the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees to make distributions under the Plan. The preceding sentence, however, will not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan.  The cancellation of indentures, notes, instruments, guarantees, certificates, and other documents under the Plan will not itself alter the obligations or rights among third parties (apart from the Plan Debtors and the Reorganized Debtors). Upon the Effective Date, all duties and responsibilities of the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees will be discharged except to the extent required to effectuate the Plan.
6.	Pre-Restructuring Transactions
If the Ocean Business has not been sold prior to the Effective Date, upon the request of the Supermajority Supporting Noteholders (which request must be made by the earlier of February 28, 2017 or ten calendar days prior to the Effective Date) the Plan Debtors will transfer the Ocean Business to an entity designated by the Majority Supporting Noteholders (the "Ocean Business Transferee") for the benefit of all 2021 Noteholders (the "Ocean Business Hand Over").  Following the Ocean Business Hand Over, the Majority Supporting Noteholders have agreed to use reasonable commercial efforts to promptly sell the Ocean Business, with the net proceeds from such sale paid to the 2021 Note Indenture Trustee to deliver and direct the
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delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims (or, with respect to the amount of such proceeds equal to the True-Up Amount, to be held in trust for and paid directly to holders of the IFC-OFID Loan Claims) in accordance with the terms of the Indenture (if applicable) and the Plan. However if the Ocean Business is not sold by the Effective Date and the Supermajority Supporting Noteholders have not made the request for the Ocean Business Hand Over described above, the Ocean Business Equity shall be retained by Princely International Finance Corp. ("Princely"), or other Plan Debtor(s) if New Holdco 1 and the Plan Debtors so agree, and the 2021 Noteholders shall receive from the Company cash (subject to the True-Up Amount) in an amount equal to $3,000,000 less (x) the aggregate amount spent, with the consent of the Majority Supporting Noteholders, on capital expenditures made outside the ordinary course of business with respect to the Ocean Business after the date on the Restructuring Support Agreement is executed and (y) the True-Up Amount.
Concurrently with the solicitation, Ultrapetrol has commenced a series of corporate transactions to restructure the organization of the Ocean Business to allow for the sale or transfer of the Ocean Business consistent with the terms of the Plan (the "Ocean Business Organizational Restructuring"). As part of the Ocean Business Organizational Restructuring, Ultrapetrol amended certain barge bareboat charters, assigned certain bareboat charters, time charters and material contracts and transferred certain container ships and container stackers to Naviera del Sud S.A. ("NDS") and Palmdeal Shipping Inc. ("Palmdeal"). Additionally, Ultrapetrol sold the stock of Palmdeal to Mondalva Shipping Inc. ("Mondalva"), which is a Panama corporation that was acquired by Princely to facilitate the Ocean Business Organizational Restructuring. Following a third-party valuation analysis, Ultrapetrol also transferred the stock of NDS to Mondalva and Palmdeal to comply with local corporate ownership laws. As a result of the Ocean Business Organizational Restructuring, the Ocean Business can be fully transferred to the Ocean Business Transferee (if after the Effective date) or sold (if prior to the Effective Date) though the sale or transfer of Mondalva and Palmdeal.
In addition to the Ocean Business Organizational Restructuring, and in furtherance of the sale to New Holdco 1 of the River Business, prior to the solicitation, the Parent transferred the equity in Ravenscroft Shipping (Bahamas) S.A. ("Ravenscroft") to Princely. The transfer of Ravenscroft also effected the transfer of all Ravenscroft's subsidiaries and its and their assets, including an office building in Miami.
7.	Ocean Administrative Services Agreement
UABL S.A., which is part of the River Business, will enter into an agreement with Ocean Business Transferee (the "Ocean Administrative Services Agreement"), if requested by the Majority Supporting Noteholders, to be included in the Plan Supplement, pursuant to which UABL S.A. will provide certain administrative and management services, including accounting, purchasing, and human resources-related services, to Ocean Business Transferee necessary for Ocean Business Transferee to operate the Ocean Business. The Ocean Administrative Services Agreement shall be consistent in all respects with the Restructuring Support Agreement and Term Sheet and shall be in form and substance reasonably acceptable to Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.
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8.	Offshore Administrative Services Agreement
UABL S.A. may enter into an agreement with UP Offshore (Bahamas) Ltd. (the "Offshore Administrative Services Agreement"), pursuant to which, in the event of an Ocean Business Hand Over, UABL S.A. will provide certain administrative services to UP Offshore (Bahamas) Ltd on and after the Effective Date. If such agreement is entered into prior to the Effective Date, it will be included in the Plan Supplement.
9.	IFC-OFID Debt Purchase Agreement
IFC, OFID, UABL Limited and Thurston Shipping Inc., have entered into the IFC-OFID Debt Purchase Agreement (as acknowledged and agreed by Parent and the IFC-OFID Loan Borrowers) as set forth in Exhibit 1 to the Plan, pursuant to which UABL Limited and Thurston Shipping Inc., which are the legal entities that form part of the River Business being acquired by New Holdco 1, will purchase from IFC and OFID the debt owed to IFC and OFID under the IFC-OFID Loan Agreements, in exchange for IFC and OFID's share of the Sparrow River Investment.  These loans will then be equitized into additional shareholder capital of UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp., and Eastham Barges Inc. which are the lower-level River Business entities that are the borrowers under the respective IFC-OFID Loans.
10.	General Settlement of Claims and Interests
The provisions of the Plan will, upon consummation, constitute a good faith compromise and settlement, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of all Claims and controversies resolved under the Plan.  The entry of the Confirmation Order shall constitute the Court's approval of each of the compromises and settlements embodied in the Plan, and the Court's findings shall constitute its determination that such compromises and settlements are in the best interests of the Debtors, their estates, creditors, and other parties-in-interest, and are fair, equitable, and within the range of reasonableness.  The Plan and the Confirmation Order shall have res judicata, collateral estoppel, and estoppel (judicial, equitable, or otherwise) effect with respect to all matters provided for, or resolved pursuant to, the Plan and/or the Confirmation Order, including, without limitation, the release, injunction, exculpation, discharge, and compromise provisions contained in the Plan or the Confirmation Order.
11.	Effectuating Documents
On and after the Effective Date, the Reorganized Debtors and the managers, officers and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file or record such contracts, securities, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.
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12.	Reorganized Debtors' Boards of Directors
The initial members of the Board of Directors of the Reorganized River Business Holding Company Debtors will be determined by Sparrow in its sole discretion, and will be listed in the Plan Supplement. The initial members of the Board of Directors of the Reorganized Debtors other than the Reorganized River Business Holding Company Debtors will be listed in the Plan Supplement.
The existing named executive officers of the Debtor will continue in office on and after the Effective Date in accordance with the Management Agreements, as amended, which will be assumed and/or assumed and assigned in accordance with Article IV.I of the Plan.
13.	Restated Charter and Restated Bylaws
On the Effective Date, each of the Reorganized Debtors will be deemed to have adopted its respective Restated Charter and Restated Bylaws.  On the Effective Date or as soon as practicable thereafter, the Reorganized Debtors will file their respective Restated Charters in the respective jurisdictions of their incorporation, formation, or organization, as applicable.  Pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the Restated Charters will include, among other things, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.
14.	Management Agreements
On the Effective Date, each of the Management Agreements (as amended), if any, to which UABL Paraguay is a party will be automatically deemed assumed. In the case of Parent-Included Plan, on the Effective Date, each of the Management Agreements (as amended), if any, to which Parent is a party will be automatically deemed assumed and assigned to UABL Paraguay.
15.	Restructuring Transactions
On or after the Effective Date, including subsequent to the cancellation and discharge of all Claims pursuant to the Plan and prior to the issuance of the New Common Stock, the Reorganized Debtors may engage in or take such actions as may be necessary or appropriate to effect corporate restructurings of their respective businesses, including actions necessary to simplify, reorganize and rationalize the overall reorganized organizational structure of the Reorganized Debtors.  The transactions may include (a) dissolving companies or creating new companies (including limited liability companies), (b) merging, dissolving, transferring assets or otherwise consolidating any of the Debtors in furtherance of the Plan, or engaging in any other transaction in furtherance of the Plan, (c) filing appropriate certificates or articles of merger, consolidation or dissolution pursuant to applicable state law and (d) any other action reasonably necessary or appropriate in connection with such organizational restructurings.  In each case in which the surviving, resulting or acquiring Entity in any of these transactions is a successor to a Reorganized Debtor, such surviving, resulting or acquiring Entity will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan, including paying or otherwise satisfying the Allowed Claims to be paid by such Reorganized Debtor.
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16.	Voting of Claims
Each holder of an Allowed Claim as of the Voting Deadline in an Impaired Class of Claims that is not (a) deemed to have rejected the Plan or (b) conclusively presumed to have accepted the Plan, and that held such Claim as of the Voting Record Date, shall be entitled to vote to accept or reject the Plan.  The instructions for completion of the Ballots are set forth in the instructions accompanying each Ballot.
17.	Nonconsensual Confirmation and Cramdown
The Plan Debtors request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any impaired Class that is deemed to have not accepted the Plan pursuant to section 1126(g) of the Bankruptcy Code.  The Debtors reserve the right to (i) request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any Class that does not accept the Plan pursuant to section 1126 of the Bankruptcy Code and (ii) to modify the Plan to the extent, if any, that confirmation of the Plan under section 1129(b) of the Bankruptcy Code requires modification.
18.	Continued Corporate Existence and Vesting of Assets
Except as otherwise provided in the Plan: (i) the Plan Debtors will, as Reorganized Debtors, continue to exist after the Effective Date as separate legal entities, with all of the powers of such a legal entity under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution or otherwise) under applicable law, and (ii) on the Effective Date, all property of the Plan Debtors' Estates, and any property acquired by the Plan Debtors or the Reorganized Debtors under the Plan, will vest in such Reorganized Debtors free and clear of all Claims, Liens, charges, other encumbrances, Equity Interests, and other interests, except for the Liens and Claims established under the Plan.
Except as otherwise provided in the Plan, on and after the Effective Date, each of the Reorganized Debtors may operate its business and may use, acquire, and dispose of property and compromise or settle any claims without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, subject only to those restrictions expressly imposed by the Plan or the Confirmation Order as well as the documents and instruments executed and delivered in connection therewith, including the documents, exhibits, instruments, and other materials comprising the Plan Supplement.  Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur from and after the Effective Date for Fee Claims, disbursements, expenses, or related support services (including fees relating to the preparation of Professional fee applications) without application to, or the approval of, the Court.
Notwithstanding the foregoing, solely in the case of a Parent-Included Plan, from and after the Effective Date, Parent shall continue to engage in business only to the extent reasonably necessary to wind up its affairs in an orderly manner and make the distributions under this Plan, or as it deems appropriate for other purposes so long as not otherwise inconsistent with the Plan.  Specifically with regard to Parent, the Reorganized Debtors, New Holdco 1 and New Holdco 2 shall have full authority to take, and may take as appropriate, any action necessary in
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connection with winding up the affairs, liquidation, transferring or abandoning assets, and the dissolution and termination of the existence of Parent in a manner and in accordance with the best means to maximize assets and minimize expenses or costs associated with such liquidation under the laws of the Bahamas and in accordance with the rights, powers and responsibilities conferred by the Bankruptcy Code, this Plan and any order of the Bankruptcy Court, including but not limited to the payment of fees and expenses in connection with any of the foregoing.  The board of directors of the Parent, acting in accordance with and as required by Bahamas law, may forego the liquidation of Parent if it agrees, in its sole discretion, prior to or after the Effective Date, that the costs and expenses associated with liquidation outweigh the benefits of maintaining the corporate existence of Parent or if such liquidation is prohibited or not possible under applicable Bahamas law.
19.	Fee Claims Escrow Account
On the Effective Date, the Reorganized Debtors shall establish the Fee Claims Escrow Account in an amount equal to all asserted Fee Claims of Professionals outstanding as of the Effective Date (including, for the avoidance of doubt, any reasonable estimates for unbilled amounts payable by the Debtors or the Reorganized Debtors).  Amounts held in the Fee Claims Escrow Account shall not constitute property of the Reorganized Debtors.  The Fee Claims Escrow Account may be an interest-bearing account.  In the event there is a remaining balance in the Fee Claims Escrow Account following payment to all holders of Fee Claims under the Plan, any such amounts shall be returned to the Reorganized Debtors.
Except as otherwise provided herein: (i) the Plan Debtors will, as Reorganized Debtors, continue to exist after the Effective Date as separate legal entities, with all of the powers of such a legal entity under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution or otherwise) under applicable law; and (ii) on the Effective Date, all property of the Plan Debtors' Estates, and any property acquired by the Plan Debtors or the Reorganized Debtors under the Plan, will vest in such Reorganized Debtors free and clear of all Claims, Liens, charges, other encumbrances, Equity Interests, and other interests, except for the liens and claims established under the Plan.
20.	Indemnification of Directors, Officers, and Employees
Notwithstanding any other provisions of the Plan, from and after the Effective Date, indemnification obligations owed by the Debtors or the Reorganized Debtors to directors, officers, or employees of the Plan Debtors who served or were employed by the Plan Debtors on or after the Commencement Date, to the extent provided in the articles or certificates of incorporation, by-laws or similar constituent documents, by statutory law or by written agreement, policies or procedures of the Plan Debtors, will be deemed to be, and treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code.  All such indemnification obligations shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged, irrespective of whether indemnification, defense, reimbursement or limitation is owed in connection with an event occurring before, on, or after the Commencement Date.
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Indemnification obligations owed to any Professionals retained pursuant to sections 327 or 328 of the Bankruptcy Code and by order of the Court, to the extent such indemnification obligations relate to the period after the Commencement Date, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code, as and to the extent such indemnification was approved by order of the Court.
21.	Compromise of Controversies
The Plan provides that in consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan will constitute a good faith compromise and settlement, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of all Claims and controversies resolved under the Plan. The entry of the Confirmation Order shall constitute the Court's approval of each of the compromises and settlements embodied in the Plan, and the Court's findings shall constitute its determination that such compromises and settlements are in the best interests of the Plan Debtors, their estates, creditors, and other parties in interest, and are fair, equitable, and within the range of reasonableness.  The Plan and the Confirmation Order shall have res judicata, collateral estoppel, and estoppel (judicial, equitable, or otherwise) effect with respect to all matters provided for, or resolved pursuant to, the Plan and or the Confirmation Order, including, without limitation, the release, injunction, exculpation, discharge, and compromise provisions contained in the Plan or the Confirmation Order.
22.	Exemptions from Transfer Taxes
Pursuant to, and to the fullest extent permitted by, section 1146(a) of the Bankruptcy Code, all transfers of property pursuant to the Plan, including (i) the issuance, transfer, or exchange under the Plan of New Common Stock, (ii) the making or assignment of any lease or sublease, or (iii) the making or delivery of any other instrument whatsoever, in furtherance of or in connection with the Plan, will not be subject to any stamp, conveyance, mortgage, sales or use, real estate transfer, recording, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. Notwithstanding the foregoing, to the extent a foreign tax authority requires payment of any such amounts, the Plan Debtors or the Reorganized Debtors, as the case may be, shall be authorized, but not directed, to make any such payment.
E.	Provisions Governing Distributions
1.	Allowed Claims and Equity Interests
(a)          Delivery of Distributions in General
Except as otherwise provided herein, distributions under the Plan shall be made by the applicable Plan Debtor or Reorganized Debtor (or agent or designee of the Plan Debtor or Reorganized Debtor) to the holders of Allowed Claims in all Classes for which a distribution is provided in this Plan at the addresses set forth on the Schedules (if filed) or in the Plan Debtors'
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books and records, as applicable, unless such addresses are superseded by proofs of Claim or transfers of Claim filed pursuant to Bankruptcy Rule 3001 by the Record Date (or at the last known addresses of such holders if the Plan Debtors or the Reorganized Debtors have been notified in writing of a change of address).
(b)          Delivery of Distributions to 2021 Note Claims
The 2021 Note Indenture Trustee shall be deemed to be the holder of all 2021 Note Claims for purposes of distributions to be made hereunder, and all distributions on account of the 2021 Note Claims shall be made to the 2021 Note Indenture Trustee. As soon as practicable following compliance with the requirements set forth in Article VI of the Plan, the 2021 Note Indenture Trustee shall arrange to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims in accordance with the terms of the 2021 Notes Indenture.  Any unclaimed distributions will be treated as provided in the 2021 Notes Indenture, the Trust Indenture Act of 1939 and applicable nonbankruptcy law.  Notwithstanding anything in the Plan to the contrary, and without limiting the exculpation and release provisions of the Plan, the 2021 Note Indenture Trustee shall not have any liability to any person with respect to distributions made or directed to be made by the 2021 Note Indenture Trustee.
(c)          Ocean Business
The Plan Debtors shall continue to market the Ocean Business for sale in accordance with the terms of the Restructuring Support Agreement; provided that in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline, the Plan Debtors shall, if requested by the Supermajority Supporting Noteholders no later than the Ocean Business Election Deadline, transfer the Ocean Business Equity to the Ocean Business Transferee. If an Acceptable Ocean Sale is not consummated prior to the Effective Date and the Supermajority Supporting Noteholders have not elected to receive the Equity Interest in the Ocean Business, the 2021 Noteholders will receive $3 million less (x) the aggregate amount spent with the consent of the Majority Supporting Noteholders, on capital expenditures made outside the ordinary course of business with respect to the Ocean Business after execution of the Restructuring Support Agreement and (y) the True-Up Amount.
In the event of an Ocean Business Hand Over or consummation of an Acceptable Ocean Sale, all claims between Ocean Business Entities on the one-hand and Other UP Entities on the other hand, shall be waived, eliminated, and discharged. Notwithstanding the foregoing, to the extent the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Debtors that they will not be electing to receive the transfer of the Ocean Business Equity, in each case the Ocean Business Equity shall be retained by Princely, or other Plan Debtor(s) if New Holdco 1 and the Plan Debtors so agree ("Ocean Business Retention") and all claims of the 2021 Noteholders with respect thereto shall be released. In connection with any Ocean Business Hand Over, the Plan Debtors and the Supermajority
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Supporting Noteholders shall negotiate in good faith regarding, and enter into, a mutually acceptable Ocean Administrative Services Agreement reasonably acceptable to Sparrow and Southern Cross. The Plan Debtors shall take all actions reasonably necessary to implement the Ocean Business Hand Over as agreed upon with the Supermajority Supporting Noteholders in accordance with the Restructuring Support Agreement. Following any Ocean Business Hand Over, the Majority Supporting Noteholders shall use reasonable commercial efforts to promptly sell the Ocean Business (in consultation with IFC and OFID) with the Ocean Business Subsequent Proceeds to be paid to the 2021 Note Indenture Trustee (i) to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims or (ii) with respect to the amount of such proceeds equal to the True-Up Amount, to be held in trust for and paid directly to holders of the IFC-OFID Loan Claims, each in accordance with the terms of the 2021 Notes Indenture (if applicable) and the Plan.  Any 2021 Noteholder on its own behalf may elect to not receive its Pro Rata share of the Ocean Business Transferee Equity, by delivering written notice of such election to the 2021 Notes Indenture Trustee and the Debtors no later than three (3) Business Days after the Ocean Business Election Deadline, in which case such equity will be allocated Pro Rata among the remaining 2021 Noteholders.
(d)          Distribution of Cash
Any payment of Cash by the Plan Debtors or Reorganized Debtors pursuant to the Plan shall be made at the option and in the sole discretion of the Reorganized Debtors by (i) a check drawn on, or (ii) wire transfer from, a domestic bank selected by the Reorganized Debtors.
(e)          Unclaimed Distributions of Cash
Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtors until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends or other accruals of any kind.  Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months after having been delivered (or attempted to be delivered) and shall become the property of the Reorganized Debtors notwithstanding any state or other escheat or similar laws to the contrary, and the entitlement by the holder of such unclaimed Allowed Claim to such distribution or any subsequent distribution on account of such Allowed Claim or Allowed Equity Interest shall be extinguished and forever barred.
(f)          Timing of Distributions to Holders of Claims
On or as soon as reasonably practicable after the Effective Date, or as otherwise expressly set forth in the Plan, the Plan Debtors or Reorganized Debtors (or their agent or designee) shall distribute Cash or Collateral, as the case may be, to the holders of Allowed Claims as contemplated under the Plan.
Each holder of a Claim that becomes an Allowed Claim subsequent to the Effective Date shall receive the distribution to which such holder of an Allowed Claim is entitled as set forth in Article III of the Plan, and distributions to such holder shall be made in accordance with the provisions of the Plan.  As soon as practicable after the date that the Claim becomes an Allowed Claim, the applicable Reorganized Plan Debtor shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under this Plan as of the Effective Date, without any interest to be paid on account of such Claim.
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Except as otherwise in the Plan and except as otherwise agreed to by the relevant parties, no partial payments and no partial distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim, respectively, have been resolved by settlement or Final Order.  In the event that there are Disputed Claims requiring adjudication and resolution, the Reorganized Debtors shall establish appropriate reserves for potential payment of such Claims.
Pursuant to the Plan, the Record Date for purposes of distributions under the Plan will be the Confirmation Date (the "Distribution Record Date").  Pursuant to the Plan, as of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims and Equity Interests as maintained by the Plan Debtors, or their respective agents, will be deemed closed, there will be no further changes in the record holders of any Claims or Equity Interests for purposes of Plan distributions, and the Plan Debtors or the Reorganized Debtors, as applicable, will have no obligation to recognize, for distribution purposes, any transfer of Claims or Equity Interests occurring on or after the Distribution Record Date.  The Plan Debtors, the Reorganized Debtors, or any party responsible for making distributions pursuant to the Plan will be entitled to recognize and deal for all purposes under the Plan only with those record holders stated on the transfer ledgers as of the close of business on the Record Date, to the extent applicable.
2.	Procedures for Treating Disputed Claims
(a)          Filing Proofs of Claim.
Other than with respect to holders of Class 12 Claims in the case of a Parent-Excluded Plan, holders of Claims need not file proofs of Claims with the Court, unless otherwise provided herein or by Order of the Court.  In the case of a Parent-Excluded Plan, the Plan Debtors will request that the Court enter an order (the "Bar Date Order") establishing the date and time by which proofs of Class 12 Claims (other than claims of Governmental Units and taxing authorities) are to be filed.
In the event that a holder of a Claim elects to file a proof of Claim with the Court, it will be deemed to have consented to the exclusive jurisdiction of the Court for all purposes with respect to the determination, liquidation, allowance, or disallowance of such Claim.  With respect to any Claim for which a proof of Claim is required to be filed in accordance with the Plan or by Order of the Court, any and all such proofs of Claim filed after the applicable deadline set herein or by Order of the Court shall be deemed disallowed and expunged as of the Effective Date without any further notice or action, order, or approval of the Court, and holders of such Claims shall not receive any distributions on account of such Claims.
(b)          Disputed Claims.
If the Plan Debtors dispute any Claim as to which no proof of Claim is required to be filed, such dispute shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Reorganization Cases had not been commenced, provided, however, that the Reorganized Debtors may elect, at their sole option, to object under section 502 of the
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Bankruptcy Code to any Claim or proof of Claim filed by or on behalf of a holder of a Claim, including in the case of a Parent-Excluded Plan, any proof of class 12 Claim.
(c)          Objections to Claims.
Except insofar as a Claim is Allowed under the Plan, the Plan Debtors, the Reorganized Debtors, and any other party in interest shall be entitled to object to Claims.  Any objections to Claims shall be filed and served by the Claims Objection Deadline.
(d)          Disallowance of Claims
With respect to each Claim (other than a Class 12 Claim in the case of a Parent-Excluded Plan), except as provided by the Plan or otherwise agreed, any and all proofs of Claim shall be deemed expunged from the claims register on the Effective Date without any  further notice to or action, order, or approval of the Court and the Claim on which such  proof of Claim was filed shall be determined, resolved, or adjudicated, as the case may be,  in the manner as if the Reorganizations Cases had not been commenced and will survive the  Effective Date as if the Reorganizations Cases had not been commenced.
3.	Allocation of Consideration
The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under the Plan shall be treated as first satisfying an amount equal to the principal amount of the Allowed Claim for such holders, and any remaining consideration as satisfying accrued, but unpaid and interest, as applicable.
4.	Estimation
Before or after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, may (but are not required to), at any time, request that the Court estimate (i) any Disputed Claim or Disputed Equity Interest pursuant to section 502(c) of the Bankruptcy Code or (ii) any contingent or unliquidated Claim or Equity Interest pursuant to section 502(c) of the Bankruptcy Code, for any reason, regardless of whether the Plan Debtors or the Reorganized Debtors have previously objected to such Claim or Equity Interest or whether the Court has ruled on any such objection.  The Court will retain jurisdiction to estimate any Claim or Equity Interest at any time, including during proceedings concerning any objection to such Claim or Equity Interest.  In the event that the Court estimates any Claim or Equity Interest, such estimated amount shall constitute either the Allowed amount of such Claim or Equity Interest or a maximum limitation on such Claim or Equity Interest for all purposes under the Plan (including for purposes of distributions), as determined by the Court.  If the estimated amount constitutes the maximum limitation on such Claim or Equity Interest, the Plan Debtors or the Reorganized Debtors, as the case may be, may elect to pursue supplemental proceedings to object to any ultimate allowance of such Claim or Equity Interest.  All of the aforementioned objection, estimation, and resolution procedures are cumulative and not necessarily exclusive of one another.
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5.	Insured Claims
If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies.  To the extent that the Plan Debtors' insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order or approval of the Court.
F.	Treatment of Executory Contracts and Unexpired Leases
1.	Assumption of Executory Contracts and Leases
Except as otherwise provided in the Plan, each Executory Contract and Unexpired Lease not previously assumed, assumed and assigned, or rejected shall be deemed automatically assumed pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless any such executory contract or unexpired lease: (i) is expressly identified on the Rejection Schedule, (ii) has been previously rejected by the Plan Debtors by Final Order or has been rejected by the Plan Debtors by order of the Court as of the Effective Date, which order becomes a Final Order after the Effective Date, (iii) is the subject of a motion to reject pending as of the Effective Date, or (iv) is otherwise rejected pursuant to the terms herein.
The Confirmation Order will constitute an order of the Court approving such assumptions pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement
2.	Cure Claims
At the election of the Plan Debtors or the Reorganized Debtors, as applicable, any monetary defaults under each Executory Contract and Unexpired Lease to be assumed under the Plan shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code in one of the following ways: (i) payment of the Cure Claim in Cash on or as soon as reasonably practicable following the occurrence of the later of (A) thirty (30) days after the determination of the Cure Claim, and (B) the Effective Date or such other date as may be set by the Court or (ii) on such other terms as agreed to by the applicable Plan Debtor or Reorganized Debtor and the non-Plan Debtor counterparty to such Executory Contract or Unexpired Lease.  In the event of a dispute pertaining to assumption or assignment, the Cure Claim payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption.  No later than the Commencement Date, to the extent not previously filed with the Court and served on affected counterparties, the Plan Debtors may provide for notices of proposed assumption and proposed cure amounts to be sent to applicable contract and lease counterparties, together with procedures for objecting thereto and resolution of disputes by the Court.  Any objection by a contract or lease counterparty to a proposed assumption or related cure amount must be filed, served, and actually received by the Plan Debtors by the date on which objections to Confirmation are due (or such other date as may be provided in the applicable assumption notice).  Any counterparty to an Executory Contract or
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Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount.
The only adequate assurance of future performance shall be the promise of the applicable Reorganized Debtor to perform all obligations under any executory contract or unexpired lease under this Plan.
ASSUMPTION OF ANY EXECUTORY CONTRACT OR UNEXPIRED LEASE PURSUANT TO THE PLAN OR OTHERWISE SHALL RESULT IN THE FULL RELEASE AND SATISFACTION OF ANY CLAIMS OR DEFAULTS, WHETHER MONETARY OR NONMONETARY, INCLUDING DEFAULTS OF PROVISIONS RESTRICTING THE CHANGE IN CONTROL OR OWNERSHIP INTEREST COMPOSITION OR OTHER BANKRUPTCY-RELATED DEFAULTS, ARISING UNDER ANY ASSUMED EXECUTORY CONTRACT OR UNEXPIRED LEASE AT ANY TIME BEFORE THE DATE THE PLAN DEBTORS OR THE REORGANIZED DEBTORS ASSUME SUCH EXECUTORY CONTRACT OR UNEXPIRED LEASE.  ANY PROOFS OF CLAIM FILED WITH RESPECT TO AN EXECUTORY CONTRACT OR UNEXPIRED LEASE THAT HAS BEEN ASSUMED SHALL BE DEEMED DISALLOWED AND EXPUNGED, WITHOUT FURTHER NOTICE TO OR ACTION, ORDER OR APPROVAL OF THE COURT.
Performance of obligations arising under insurance policies assumed by the Plan Debtors before the Effective Date shall be adequately assured in accordance with any order authorizing such assumption.
3.	Reservation of Rights
Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, as applicable, nor anything contained in the Plan, shall constitute an admission by the Plan Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder.  In the event a written objection is filed with the Court as to whether a contract or lease is executory or unexpired, the right of the Plan Debtors or the Reorganized Debtors to move to assume or reject such contract or lease shall be extended until the date that is thirty (30) days after the entry of a Final Order by the Court determining that the contract or lease is executory or unexpired, in which case the deemed assumptions and rejections provided for in the Plan shall not apply to such contract or lease.
4.	Rejection of Executory Contracts and Unexpired Leases.
The Plan Debtors will file the Rejection Schedule, if any, with the Court no later than five (5) Business Days before the deadline to object to the Plan.  The Rejection Schedule, if any, will include (a) the name of the non-Plan Debtor counterparty, (b) the legal description of the contract or lease to be rejected, and (c) the proposed effective date of rejection (if not the Effective Date).  On or as soon as practicable thereafter, the Plan Debtors will serve a Rejection Notice, if any, as well as notice of filing of the Rejection Schedule, if any, upon each non-Plan Debtor counterparty listed thereon that will describe the procedures by which such parties may
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object to the proposed rejection of their respective Executory Contract or Unexpired Lease and explain how such disputes will be resolved by the Court if the parties are not able to resolve a dispute consensually. The deadline for filing and serving an objection to a rejection of an executory contract or unexpired lease shall be 4:00 pm (prevailing Eastern Time) on the 10th calendar day after the Rejection Schedule is filed and notice thereof is mailed. If no such objection is timely filed, such executory contract or unexpired lease shall be deemed rejected as of the effective date stated on the Rejection Schedule. If after a reasonable period of time the parties cannot mutually resolve a timely filed objection to such rejection, the Debtors, in consultation with the Bankruptcy Court, shall set a schedule including a deadline for the Debtors to reply to the objection and a date for the Bankruptcy Court to hear the objection.
The Confirmation Order will constitute an order of the Court approving such rejections pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement.
All Claims arising from the rejection of executory contracts and unexpired leases pursuant to the Plan must be served upon the Debtors and their counsel on or before the date that is ten (10) calendar days after the effective date of such rejection.  Any Claims not filed within such time shall be forever barred from assertion against the Debtors, their estates, the Reorganized Debtors, and their property.  For the avoidance of doubt, all Allowed Rejection Damage Claims shall be treated as General Unsecured Claims or General Unsecured Claims – Cornamusa, as the case may be.
5.	Insurance Policies
Notwithstanding anything in this Plan to the contrary, all of the Plan Debtors' insurance policies and any agreements, documents or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan.  On the Effective Date, the Plan Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto.
6.	Postpetition Contracts and Leases
All contracts, agreements, and leases that were entered into by a Plan Debtor or assumed by a Plan Debtor after the Commencement Date shall be deemed assigned by that Plan Debtor to the applicable Reorganized Debtor on the Effective Date.
G.	Confirmation of the Plan
1.	Conditions Precedent to Confirmation
The following are conditions to the entry of the Confirmation Order, unless such conditions, or any of them, have been satisfied or duly waived in accordance with Article V.B of the Plan:

a)
The Court shall have approved the Disclosure Statement, which shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco;

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b)
The Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco;

c)
The Confirmation Order shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco and shall (x) include, without limitation, findings by the Court that (i) New Holdco is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code and (ii) that the purchase price to be provided by New Holdco pursuant to the Investment Agreement was not controlled by any agreement between New Holdco and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving New Holdco and any creditor and (y) authorize and approve, inter alia, the Debtors' assumption of the Investment Agreement, the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), and the IFC-OFID Loan Purchase Agreement;

d)
The Confirmation Order shall authorize the Debtors to take all actions necessary to comply with and complete the transactions contemplated by the Investment Agreement including without limitation that  (i) (x) Parent may waive, eliminate, and discharge, and/or cause all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge, any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent may waive, eliminate, and discharge and/or cause all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities;

e)
An order approving the assumption of the Restructuring Support Agreement shall have been entered by the Bankruptcy Court and the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect;

f)
The Debtors, Southern Cross, Sparrow, IFC, OFID and the Majority Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents, including, without limitation, with respect to the timely payment of any fees and expenses;

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g)	The Plan shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.
2.	Waiver of Conditions Precedent to Confirmation.
The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Sparrow, and New Holdco (each of which shall not unreasonably withhold, condition or delay such consent), may waive the conditions set forth in Article V.A of the Plan at any time without leave or order of the Court and without any formal action.
3.	Discharge of the Plan Debtors
Pursuant to section 1141(d) of the Bankruptcy Code, to the fullest extent permissible under the law, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Equity Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the Commencement Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against and Equity Interests in, the Plan Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Equity Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Equity Interests relate to services performed by employees of the Plan Debtors before the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not: (i) a proof of Claim or Equity Interest based upon such debt, right, or Equity Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code, (ii) a Claim or Equity Interest based upon such debt, right or Equity Interest is Allowed, or (iii) the holder of such a Claim or Equity Interest has accepted the Plan or is entitled to receive a distribution hereunder.  Any default by the Plan Debtors with respect to any Claim or Equity Interest that existed immediately before or on account of the filing of the Reorganization Cases shall be deemed cured on the Effective Date.  The Confirmation Order shall be a judicial determination of the discharge of all Claims and Equity Interests subject to the Effective Date occurring.
4.	Injunction.
FROM AND AFTER THE EFFECTIVE DATE, ALL PERSONS ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER, ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE PLAN OR THE CONFIRMATION ORDER.
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FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN ARTICLE V OF THE PLAN, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, CAUSE OF ACTION, OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, EQUITY INTEREST, OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO ARTICLE V OF THE PLAN OR THE CONFIRMATION ORDER.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD, OR MAY HOLD CLAIMS, OR EQUITY INTERESTS THAT HAVE BEEN RELEASED OR DISCHARGED PURSUANT TO ARTICLE V OF THE PLAN OR ARE SUBJECT TO EXCULPATION PURSUANT TO ARTICLE V OF THE PLAN ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (3) CREATING, PERFECTING, OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH RELEASED PARTIES OR AGAINST THE PROPERTY OR ESTATES OF SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, GUARANTEE CLAIMS, OR EQUITY INTERESTS; (4) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM ANY PLAN DEBTOR OR REORGANIZED DEBTOR, OR AGAINST THE PROPERTY OR INTERESTS IN PROPERTY OF ANY PLAN DEBTOR OR REORGANIZED DEBTOR ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; AND (5) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS RELEASED, SETTLED, OR DISCHARGED PURSUANT TO THE PLAN.
THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS, AND EQUITY INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS, AND EQUITY INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS OR FROM AND AFTER THE COMMENCEMENT DATE, AGAINST THE PLAN DEBTORS OR ANY OF THEIR ASSETS, PROPERTIES, OR ESTATES.  ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AND SHALL BE FULLY RELEASED AND DISCHARGED.
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EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE PLAN DEBTORS' LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE PLAN DEBTORS, THEIR ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, AND EACH OF THE RELEASED PARTIES, ANY OTHER CLAIMS OR EQUITY INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS, OR ANY ACT OR OMISSION, TRANSACTION, OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.
5.	Preservation of Causes of Action.
In accordance with section 1123(b) of the Bankruptcy Code, and except as expressly provided for in the Plan, the Reorganized Debtors shall retain all Causes of Action, including without limitation those Causes of Action listed as retained Causes of Action on an exhibit to the Plan Supplement.  Nothing contained in this Plan, the Plan Supplement, or the Confirmation Order shall be deemed a waiver or relinquishment of any claim, Cause of Action, right of setoff, or other legal or equitable defense of any Plan Debtor that is not specifically waived or relinquished by the Plan.  The Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such claims, Causes of Action, rights of setoff, and other legal or equitable defenses that the Plan Debtors had immediately before the Commencement Date as fully as if the Reorganization Cases had not been commenced, and all of the Reorganized Debtors' legal and equitable rights respecting any claim that is not specifically waived or relinquished by the Plan may be asserted after the Effective Date to the same extent as if the Reorganization Cases had not been commenced.  No Person may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Plan Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against such Person.  The Plan Debtors or the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, in accordance with the Plan.  From and after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any Cause of Action and to decline to do any of the foregoing without further notice to or action, order, or approval of the Court.  The Reorganized Debtors are deemed representatives of the Estates for the purpose of prosecuting any Claim or Cause of Action and any objections to Claims pursuant to 11 U.S.C. § 1123(b)(3)(B).
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6.	Votes Solicited in Good Faith
The Plan Debtors have, and upon entry of the Confirmation Order shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code.  The Plan Debtors, and their respective affiliates, agents, directors, officers, members, employees, and Professionals, have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities offered and sold under the Plan and therefore have not been, and on account of such offer and issuance will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer or issuance of the securities offered and distributed under the Plan.
7.	Claims Incurred After the Effective Date.
Claims incurred by the Plan Debtors after the Effective Date may be paid by the applicable Reorganized Debtors in the ordinary course of business and without application for or Court approval, subject to any agreements with such holders of a Claim and applicable law.
8.	Releases, Exculpations, and Injunctions of Released Parties.
The releases and discharges of Claims and Causes of Action described in the Plan, including releases by the Plan Debtors and by holders of Claims, constitute good faith compromises and settlements of the matters covered thereby and are consensual.  Such compromises and settlements are made in exchange for consideration and are in the best interest of holders of Claims, are fair, equitable, reasonable and are integral elements of the resolution of the Reorganization Cases in accordance with the Plan.  Each of the discharge, release, indemnification and exculpation provisions set forth in the Plan (a) is within the jurisdiction of the Court under sections 1334(a), 1334(b), and 1334(d) of title 28 of the United States Code, (b) is an essential means of implementing the Plan, (c) is an integral element of the transactions incorporated into the Plan, (d) confers material benefit on, and is in the best interests of, the Plan Debtors, their Estates and their Creditors, and (e) is important to the overall objectives of the Plan to finally resolve all Claims among or against the parties-in-interest in the Reorganization Cases with provisions of the Bankruptcy Code.
Releases by the Plan Debtors
On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, for good and valuable consideration, including, without limitation, the Released Parties' contributions to facilitating the reorganization and implementing the Plan, the Released Parties are deemed conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Plan Debtors, their Estates and the Reorganized Debtors from (and the Plan Debtors, their Estates, and the Reorganized Debtors are deemed to covenant with, and to, the Released Parties not to sue or otherwise seek recovery from the Released Parties on account of) any and all Claims, Interests, obligations, rights, suits, judgments, damages, Causes of Action, remedies and liabilities whatsoever, including, without limitation, any derivative claims, asserted or assertable on behalf the Debtors, whether known or
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unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Plan Debtors, their Estates, or the Reorganized Debtors, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the restructuring contemplated herein, the Reorganized Debtors, the Reorganization Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the formulation or preparation of the Plan, the Plan Supplement, the Disclosure Statement, the Restructuring Support Agreement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, or related agreements, instruments or other documents, the solicitation of votes with respect to the Plan, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or at any time before the Effective Date in connection with the foregoing; provided, however, that no Person shall be released from any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
Releases by Holders of Claims and Equity Interests
On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
Releasing Parties is defined under the Plan to include each of: (a) the 2021 Notes Indenture Trustee; (b) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (c) IFC, (d) OFID; (e) Sparrow; (f) Southern Cross; (g) New Holdco; (h) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (i) with respect to each of the foregoing
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Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
Release of Liens by 2021 Noteholders, IFC and OFID
Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates arising from or related to the 2021 Notes, the 2021 Notes Indenture, the IFC-OFID Loan Agreements, and the IFC-OFID Guarantees shall be fully released and discharged, and all of the right, title, and interest of the 2021 Noteholders, IFC, and OFID shall revert to the Reorganized Debtors and each of their successors and assigns. The 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees shall deliver to the Plan Debtors or Reorganized Debtors, as applicable, any Collateral or other property of the Debtors held by each respective entity, together with any termination statements, instruments of satisfaction, or releases of all securities interest that may be reasonably required to terminate any related financing statements, mortgages, or similar interest or documents.
Release of Liens
Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, and other security interests shall revert to the Reorganized Debtors and each of their successors and assigns.
Exculpation and Injunction
The Plan Debtors, the Reorganized Debtors, and the other Released Parties (i) shall have no liability whatsoever to any holder or purported holder of an Administrative Claim, Claim, or Equity Interest for any act or omission that occurred during and in connection with the Reorganization Cases or in connection with or arising out of the preparation and filing of the Reorganization Cases, the preparation and negotiation of the Restructuring Support Agreement, the preparation, negotiation, and filing of the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the negotiation of the documents included in the Plan Supplement, the pursuit of approval of the Disclosure Statement or the solicitation of votes for
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confirmation of the Plan, the Reorganization Cases, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, or any transaction contemplated by the Plan or Disclosure Statement or in furtherance thereof except for any act or omission that constitutes willful misconduct, gross negligence, or fraud as determined by a Final Order, and (ii) in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.  This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Released Parties from liability.  Without limiting the generality of the foregoing, the Released Parties shall be entitled to and granted the protections and benefits of section 1125(e) of the Bankruptcy Code.  Pursuant to section 105 of the Bankruptcy Code, no holder or purported holder of an Administrative Claim, Claim, or Equity Interest shall be permitted to commence or continue any Cause of Action, employment of process, or any act to collect, offset, or recover any Claim against a Released Party that accrued on or before the Effective Date and that has been released or waived pursuant to this Plan.
9.	Preservation of Insurance
The Plan Debtors' discharge and release from all Claims, as provided herein, shall not, except as necessary to be consistent with this Plan, diminish or impair the enforceability of any insurance policy that may provide coverage for claims, including Claims, against the Plan Debtors or the Reorganized Debtors, their current and former directors and officers, or any other Person.
H.	Conditions Precedent to the Effective Date
1.	Conditions Precedent to Effective Date
The Plan shall not become effective unless and until the Confirmation Date has occurred and the following conditions have been satisfied in full or waived in accordance with Article IX.B of the Plan:
a)
Entry of the Confirmation Order by the Bankruptcy Court shall occur on or prior to February 28, 2017 and shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;

b)	the Confirmation Order shall not have been stayed, modified, or vacated on appeal;
c)
the Debtors, Southern Cross, Sparrow, IFC, OFID, the Majority Supporting Noteholders, and the Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents including, without limitation, with respect to the timely payment of any fees and expenses;

d)	the Definitive Documents shall contain terms and conditions consistent in all material respects with this Plan and the Restructuring Support Agreement and shall
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be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;
e)
all actions, documents, certificates, and agreements necessary to implement the Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable Governmental Units in accordance with applicable laws;

f)
any amendments, modifications, or supplements to the Plan (including the Plan Supplement), if any, shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;

g)	all authorizations, consents, and regulatory approvals required (if any) for the Plan's effectiveness shall have been obtained;
h)
all conditions to the completion of the transactions contemplated by the Investment Agreement shall have been satisfied or shall have been waived by the party entitled to waive them; including without limitation that (i) (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities; and

i)	unless timing is otherwise specified in (a), above, all conditions precedent in (a)–(h) occurring on or prior to February 28, 2017.
2.	Waiver of Conditions Precedent
The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow (each of whom shall not unreasonably withhold, condition or delay such consent), may waive the conditions set forth in Article IX.A of the Plan at any time without leave or order of the Court and without any formal action.
3.	Effect of Failure of Conditions
In the event that the Effective Date does not occur on or before thirty (30) days after the Confirmation Date, upon notification submitted by the Plan Debtors to the Court, absent written agreement to the contrary by Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross and Sparrow: (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made; (iii) the Plan Debtors and all holders of Claims
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and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (iv) the Plan Debtors' obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained in the Plan shall constitute or be deemed a waiver, release, or discharge of any Claims or Equity Interests by or against the Plan Debtors or any other person or to prejudice in any manner the rights of the Plan Debtors or any person in any further proceedings involving the Plan Debtors unless extended by Court order.
4.	Vacatur of Confirmation Order.
If a Final Order denying confirmation of the Plan is entered, or if the Confirmation Order is vacated, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall: (i) constitute a waiver, release, or discharge of any Claims or Equity Interests, (ii) prejudice in any manner the rights of the holder of any Claim, or Equity Interest, (iii) prejudice in any manner any right, remedy, or claim of the Plan Debtors, or (iv) be deemed an admission against interest by the Plan Debtors.
5.	Modification of the Plan.
Subject to the limitations contained in the Plan, and subject to the terms of the Restructuring Support Agreement, (i) the Plan Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Plan Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code.  Notwithstanding the foregoing, the Confirmation Order shall authorize the Plan Debtors or the Reorganized Debtors, as the case may be, to make appropriate technical adjustments, remedy any defect or omission, or reconcile any inconsistencies in the Plan, the documents included in the Plan Supplement, any and all exhibits to the Plan, and/or the Confirmation Order, as may be necessary to carry out the purposes and effects of the Plan, provided, however, that such action does not materially and adversely affect the treatment of holders of Allowed Claims or Equity Interests pursuant to the Plan. For the avoidance of doubt, any and all amendments, modifications, or supplements to the Plan (including the Plan Supplement) shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow and shall be consistent in all respects with the Restructuring Support Agreement.
6.	Revocation, Withdrawal, or Non-Consummation.
(a)          Right to Revoke or Withdraw.  The Plan Debtors may not revoke the Plan before the Effective Date without the consent of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow; provided, that the Plan Debtors may revoke or withdraw the Plan if such withdrawal is in the exercise of their fiduciary duty or otherwise permitted under the Restructuring Support Agreement.   For the avoidance of doubt,  this provision shall have no impact on the rights of the Majority Supporting Noteholders, IFC, OFID, Southern Cross and Sparrow as set forth in the Restructuring Support Agreement, in respect of any such revocation or withdrawal.
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(b)          Effect of Withdrawal, Revocation, or Non-Consummation.  If the Plan Debtors revoke or withdraw the Plan prior to the Effective Date, or if the Confirmation Date or the Effective Date does not occur, the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Equity Interest or Class of Claims or Equity Interests), the assumption or rejection of Executory Contracts, Unexpired Leases or benefit plans effected by the Plan, any release, exculpation, or indemnification provided for in the Plan, and any document or agreement executed pursuant to the Plan shall be null and void.  In such event, nothing contained herein, and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims by or against or Equity Interests in the Plan Debtors or any other Person, to prejudice in any manner the rights of the Plan Debtors or any Person in any further proceedings involving the Debtors, or to constitute an admission of any sort by the Plan Debtors or any other Person.
I.	Other Provisions of the Plan
1.	Plan Supplement
On the Commencement Date, the Plan Debtors will file the Plan Supplement with the Bankruptcy Court.  The Plan Supplement shall include certain documents relating to the Plan and its consummation and implementation, including without limitation, the Ocean Administrative Services Agreement, and, in the case of the Parent-Included Plan, the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), the Offshore Administrative Services Agreement, and Offshore Lender Agreement.  All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan.
Upon its filing with the Bankruptcy Court, the Plan Supplement may be accessed on the docket electronically maintained by the Clerk of the Bankruptcy Court or inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.
2.	Solicitation
The Plan provides that the Plan Debtors have, and upon the Confirmation Date will be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including, without limitation, sections 1125(a), 1125(e), and 1126(b) of the Bankruptcy Code, and any applicable nonbankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation.  The Plan Debtors, the Reorganized Debtors, and each of their respective principals, members, partners, officers, directors, employees, agents, managers, representatives, advisors, attorneys, accountants, and professionals will be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer, issuance, sale, and purchase of any securities offered or sold under the Plan, and therefore, are not, and on account of such offer, issuance, sale, solicitation, or purchase will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale, or purchase of any securities offered or sold under the Plan.
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3.	Severability of Plan Provisions Upon Confirmation
If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of the Plan Debtors (to be made only with the consent of the Majority Supporting Noteholders, IFC, OFID, and Sparrow (such consent not to be unreasonably withheld, delayed, or conditioned), shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted; provided that any such alteration or interpretation shall be reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow.  Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the consent of the Debtors or the Reorganized Debtors (as the case may be); and (3) nonseverable and mutually dependent.
4.	Reservation of Rights
The Plan will have no force or effect unless and until the Effective Date.  Prior to the Effective Date, none of the filing of the Plan, any statement or provision contained in the Plan, or action taken by the Plan Debtors with respect to the Plan will be, or will be deemed to be, an admission or waiver of any rights of any Plan Debtor or any other party with respect to any Claims or Equity Interests or any other matter.
5.	Closing of the Chapter 11 Cases
After an Estate has been fully administered, the Reorganized Debtors shall promptly seek authority from the Bankruptcy Court to close the applicable Reorganization Case in accordance with the Bankruptcy Code and Bankruptcy Rules.
6.	Retention of Jurisdiction
Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Reorganization Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction:
(i)          to resolve any matters related to (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which any Plan Debtor or Reorganized Debtor is party or with respect to which any Plan Debtor or Reorganized Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims pursuant to section 365 of the Bankruptcy Code, (b) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article VIII of the Plan, any Executory Contracts or Unexpired Leases to the Rejection
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Schedule or otherwise, and (c) any dispute regarding whether a contract or lease is or was executory or expired;
(ii)          to determine, adjudicate, or decide any other applications, adversary proceedings, contested matters, and any other matters pending on the Effective Date;
(iii)          to ensure that distributions to holders of Allowed Claims and Equity Interests are accomplished as provided herein;
(iv)          to resolve disputes as to the ownership of any Claim or Equity Interest;
(v)          to allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Equity Interests;
(vi)          to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, reversed, modified, or vacated;
(vii)          to issue such orders in aid of execution of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;
(viii)          to consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Court, including the Confirmation Order;
(ix)          to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331, and 503(b) of the Bankruptcy Code;
(x)          to hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan;
(xi)          to hear and determine any issue for which the Plan requires a Final Order of the Court;
(xii)          to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;
(xiii)          to hear and determine disputes arising in connection with compensation and reimbursement of expenses of professionals for services rendered during the period commencing on the Commencement Date through and including the Effective Date;
(xiv)          to hear and determine any Causes of Action preserved under the Plan;
(xv)          to hear and determine any matter regarding the existence, nature, and scope of the Plan Debtors' discharge;
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(xvi)          to hear and determine any matter, case, controversy, suit, dispute, or Cause of Action (i) regarding the existence, nature, and scope of the discharge, releases, injunctions, and exculpation provided under the Plan, and (ii) enter such orders as may be necessary or appropriate to implement such discharge, releases, injunctions, exculpations, and other provisions;
(xvii)          to enter a final decree closing the Reorganization Cases;
(xviii)          to issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation or enforcement of the Plan;
(xix)          to adjudicate any and all disputes arising from or relating to distributions under the Plan;
(xx)          to enforce all orders previously entered by the Court; and
(xxi)          to hear any other matter not inconsistent with the Bankruptcy Code.
J.	Securities Law Matters
1.	New Common Stock
Under the Parent-Included Plan, pursuant to the Investment Agreement, New Holdco will pay cash consideration of $73.0 million, which will be used to fund distributions under the Parent-Included Plan, in exchange for the receipt by New Holdco 1 of 100% of the New River Business Holding Company Stock to be issued to be issued pursuant to the Plan.
Under the Parent-Excluded Plan, pursuant to the Investment Agreement, New Holdco 1 will pay cash consideration in the amount of $73.0 million, which will be used to fund distributions under the Parent-Excluded Plan, in exchange for (i) the receipt by New Holdco 1 of 100% ownership of the New River Business Holding Company Common Stock to be issued under the Plan, and (ii) the receipt by Princely (as designee of New Holdco 1) of the New Cornamusa Common Stock to be issued under the Plan.
The Debtors believe that the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock to be issued pursuant to the Plan constitute "securities," as defined in Section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and applicable state securities laws.  The Debtors further believe that the offer and sale of the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock pursuant to the Plan, and any subsequent transfers by the holders thereof that are not "underwriters," as defined in Section 2(a)(11) of the Securities Act and section 1145(b)(1) of the Bankruptcy Code, are and will be exempt from securities registration requirements under various provisions of the Securities Act, the Bankruptcy Code, and applicable state securities laws.
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2.	Issuance and Resale of New River Business Holding Company Stock and New Cornamusa Common Stock Under the Plan
(a)          Exemption from Registration
Section 4(a)(2) of the Securities Act provides that the registration requirements of Section 5 of the Securities Act will not apply to the offer or sale of a security in connection with transactions by an issuer not involving any public offering.  By virtue of Section 18 of the Securities Act, any registration requirements under state securities laws will not apply to such offers or sales conducted in compliance with SEC rules or regulations issued under Section 4(a)(2), such as Regulation D promulgated under the Securities Act.
The Debtors believe that Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated under the Securities Act, and similar provisions of applicable state securities laws exempt from securities registration requirements any offer of the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock to New Holdco 1 (or its designee) prior to the commencement of the Reorganization Cases.  For the avoidance of doubt, the Debtors have not made, and will not make, an offer of any of the New River Business Holding Company Common Stock and the New Cornamusa Common Stock to New Holdco 1 (or its designee).  Neither this Disclosure Statement nor the disclosures contained herein, nor any other communication, written or otherwise, that New Holdco 1 (or its designee) may receive prior to the commencement of the Reorganization Cases, constitute an offer of securities to such entities.
The Debtors will issue shares of New River Business Holding Company Common Stock to New Holdco 1, and, if applicable, the New Cornamusa Common Stock Princely or another entity designated by New Holdco 1.  Section 1145 of the Bankruptcy Code provides that, except with respect to an entity that is an "underwriter," as defined in section 1145(b)(1) of the Bankruptcy Code, the registration requirements of Section 5 of the Securities Act (and of any state or local securities laws) will not apply to (i) the offer or sale of stock, warrants, or other securities of a debtor if (x) the offer or sale occurs under a plan of reorganization, (y) the recipients of the securities hold a claim against, an interest in, or a claim for administrative expense in the case concerning, the debtor, and (z) the securities are issued in exchange for a claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property or (ii) the offer of a security through any warrant, option, right to subscribe, or conversion privilege that was sold in the manner specified in clause (i), or the sale of a security upon the exercise of such a warrant, option, right, or privilege.
In reliance upon the exemptions described above, the offer and sale of the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock will not be registered under the Securities Act or any state securities laws.
To the extent that the issuance of the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock is covered by section 1145 of the Bankruptcy Code, the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock may be resold without registration under the Securities Act or other federal securities laws, unless the holder is an "underwriter," as defined in section
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1145(b)(1) the Bankruptcy Code, with respect to such securities.  The shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock generally may also be able to be resold without registration under state securities laws pursuant to various exemptions provided by the respective state securities laws; however, the availability of such exemptions cannot be known unless individual state securities laws are examined.  Therefore, recipients of securities are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state securities laws in any given instance and as to any applicable requirements or conditions to such availability.
(b)	Resales of the Shares of New Common Stock; Definition of Underwriter
Section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as an entity that, except with respect to "ordinary trading transactions" of an entity that is not an "issuer," (i) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest, (ii) offers to sell securities offered or sold under a plan for the holders of such securities, (iii) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (x) with a view to distribution of such securities and (y) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan, or (iv) is an "issuer," within the meaning of Section 2(a)(11) of the Securities Act, with respect to such securities.
Under Section 2(a)(11) of the Securities Act, an "issuer" includes, in addition to an issuer, any person or entity directly or indirectly controlling or controlled by the issuer, or any person or entity under direct or indirect common control with the issuer.  In addition, the term "issuer" includes "controlling persons" of the issuer of the securities.  The term "controlling person" refers to any person or entity with possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the issuer of the securities.
Resales of the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock by holders deemed to be "underwriters" (which definition includes "controlling persons," which term in turn is deemed to include shareholders holding in excess of 10% of the shares of an issuer) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law.  Under certain circumstances, holders deemed to be "underwriters" may be entitled to resell their shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock pursuant to the limited safe harbor resale provisions of Rule 144 promulgated under the Securities Act.  Generally, Rule 144 would permit the public sale of securities received by such holder if current information regarding the issuer is publicly available and if volume limitations, manner of sale requirements, and certain other conditions are met.  Whether any particular holder would be deemed to be an "underwriter" with respect to the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock would depend upon various facts and circumstances applicable to that holder.  Accordingly, the Debtors express no view as to whether any holder would be deemed an "underwriter" with respect to the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock.  In view of the complex nature of the question of whether a particular holder may be an
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"underwriter," the Debtors make no representations concerning the right of any holder to freely resell the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock.  Accordingly, the Debtors recommend that potential recipients of the shares of New River Business Holding Company Common Stock and the New Cornamusa Common Stock consult their own counsel concerning their ability to freely resell the securities.
3.	Common Stock of Ocean Business
If the sale of the Ocean Business is not consummated prior to the Commencement Date and if the Supermajority Supporting Noteholders make the applicable election in a timely manner, then each 2021 Noteholder will receive (a) its Pro Rata share of the portion of the $73.0 million contribution allocated to the 2021 Noteholders plus (b) its Pro Rata share of Ocean Business Transferee, which will own the Equity Interests in the Ocean Business (the "Ocean Business Common Stock").
The Debtors believe that the shares of the Ocean Business Common Stock that may be transferred pursuant to the Plan would constitute "securities," as defined in Section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and applicable state securities laws.  The Debtors further believe that the offer and sale of the shares of Ocean Business Common Stock, and any subsequent transfers by the holders thereof that are not "underwriters," as defined in Section 2(a)(11) of the Securities Act and section 1145(b)(1) of the Bankruptcy Code, are and will be exempt from securities registration requirements under various provisions of the Securities Act, the Bankruptcy Code, and applicable state securities laws.
4.	Issuance and Resale of Ocean Business Common Stock Under the Plan
(a)          Exemption from Registration
Section 4(a)(2) of the Securities Act provides that the registration requirements of Section 5 of the Securities Act will not apply to the offer or sale of a security in connection with transactions by an issuer not involving any public offering.  By virtue of Section 18 of the Securities Act, any registration requirements under state securities laws will not apply to such offers or sales conducted in compliance with SEC rules or regulations issued under Section 4(a)(2), such as Regulation D promulgated under the Securities Act.
The Debtors believe that Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated under the Securities Act, and similar provisions of applicable state securities laws exempt from securities registration requirements the transfer (and, if the solicitation of votes from holders of Class 3 Claims hereunder is deemed to be an offer or sale of the Ocean Business Common Stock, such offer or sale) of the shares of Ocean Business Common Stock.  For the avoidance of doubt, the Debtors have not made, and will not make, an offer of any of the Ocean Business Common Stock.  Neither this Disclosure Statement nor the disclosures contained herein, nor any other communication, written or otherwise, that the holders of Class 3 Claims may receive prior to the commencement of the Reorganization Cases, constitute an offer of securities to such holders.
Under certain circumstances as set forth in "New Common Stock of Ocean Business", the Debtors will transfer the Ocean Business Common Stock to the Ocean Business
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Transferee.  Section 1145 of the Bankruptcy Code provides that, except with respect to an entity that is an "underwriter," as defined in section 1145(b)(1) of the Bankruptcy Code, the registration requirements of Section 5 of the Securities Act (and of any state or local securities laws) will not apply to (i) the offer or sale of stock, warrants, or other securities of a debtor if (x) the offer or sale occurs under a plan of reorganization, (y) the recipients of the securities hold a claim against, an interest in, or a claim for administrative expense in the case concerning, the debtor, and (z) the securities are issued in exchange for a claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property or (ii) the offer of a security through any warrant, option, right to subscribe, or conversion privilege that was sold in the manner specified in clause (i), or the sale of a security upon the exercise of such a warrant, option, right, or privilege.
In reliance upon the exemptions described above, the transfer or offer and sale of the shares of Ocean Business Common Stock will (to the extent the solicitation of votes from holders of Class 3 Claims hereunder is deemed to be an offer or sale of the Ocean Business Common Stock) not be registered under the Securities Act or any state securities laws.
To the extent that the issuance of the shares of Ocean Business Common Stock is covered by section 1145 of the Bankruptcy Code, the shares of Ocean Business Common Stock may be resold without registration under the Securities Act or other federal securities laws, unless the holder is an "underwriter," as defined in section 1145(b)(1) the Bankruptcy Code, with respect to such securities. The shares of Ocean Business Common Stock generally may also be able to be resold without registration under state securities laws pursuant to various exemptions provided by the respective state securities laws; however, the availability of such exemptions cannot be known unless individual state securities laws are examined.  Therefore, recipients of securities are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state securities laws in any given instance and as to any applicable requirements or conditions to such availability.
(b)	Resales of the Shares of Ocean Business Common Stock; Definition of Underwriter
Section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as an entity that, except with respect to "ordinary trading transactions" of an entity that is not an "issuer," (i) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest, (ii) offers to sell securities offered or sold under a plan for the holders of such securities, (iii) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (x) with a view to distribution of such securities and (y) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan, or (iv) is an "issuer," within the meaning of Section 2(a)(11) of the Securities Act, with respect to such securities.
Under Section 2(a)(11) of the Securities Act, an "issuer" includes, in addition to an issuer, any person or entity directly or indirectly controlling or controlled by the issuer, or any person or entity under direct or indirect common control with the issuer.  In addition, the term
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"issuer" includes "controlling persons" of the issuer of the securities.  The term "controlling person" refers to any person or entity with possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the issuer of the securities.
Resales of the shares of Ocean Business Common Stock by a holder deemed to be "underwriters" (which definition includes "controlling persons," which term in turn is deemed to include shareholders holding in excess of 10% of the shares of an issuer) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law.  The Ocean Business Transferee, which will be the owner of the Ocean Business Stock, will be able to resell such stock in transactions not involving a public offering under Section 4(a)(2) of the Securities Act.
V.

FINANCIAL INFORMATION
A.	Historical Financial Information
1.	General
The audited consolidated balance sheet as of December 31, 2015, and the related consolidated statements of operations and consolidated statements of cash flows of Ultrapetrol for each of the three fiscal years in the three year period ended December 31, 2015 are contained in in Ultrapetrol's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, a copy of which is attached as Exhibit B to this Disclosure Statement and the full text of which is incorporated herein by reference.  The unaudited consolidated balance sheet as of March 31, 2016 and the related consolidated statements of operations and consolidated statements of cash flows of Ultrapetrol for the six months ended June 30, 2015 and June 30, 2016 are contained in Ultrapetrol's Quarterly Reports on Form 6-K for the quarterly periods ended June 30, 2016, a copy of which is attached as Exhibit C to this Disclosure Statement and the full text of which is incorporated herein by reference.  This financial information is provided to permit the holders of Claims against, and Equity Interests in, the Debtors to better understand the Debtors' historical business performance and the impact of the Reorganization Cases on the Debtors' businesses.
2.	Selected Financial Data
See Item 3 – "Key Information" set forth in Ultrapetrol's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, a copy of which is attached as Exhibit B to this Disclosure Statement and the full text of which is incorporated herein by reference.
3.	Recent Performance
See Ultrapetrol's Quarterly Report on Form 6-K for the quarterly period ended June 30, 2016, attached hereto as Exhibit C.
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VI.

PROJECTIONS AND VALUATION ANALYSIS
A.	Consolidated Condensed Projected Financial Information
As a condition to confirmation of a plan, the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor.  In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, the Debtors' management and professionals have analyzed the ability of the Debtors to meet their obligations under the Plan and retain sufficient liquidity and capital resources to conduct their businesses.
The condensed Projected Financial Information set forth in Exhibit F to this Disclosure Statement (the "Projections") should be read in conjunction with Section VII, below, entitled "CERTAIN FACTORS TO BE CONSIDERED" and with the assumptions, qualifications, and footnotes to tables containing the Projections set forth therein, the historical consolidated financial information (including the notes and schedules thereto) and the other information set forth in Ultrapetrol's Form 20-F for the fiscal year ended December 31, 2015, and Ultrapetrol's Form 6-K for the for the six months ended June 30, 2016, each as attached to this Disclosure Statement as Exhibits B, and C, respectively, the full texts of which are incorporated herein by reference.  The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice.
B.	Valuation
Miller Buckfire has prepared a valuation analysis (the "Valuation") of the estimated value of the Reorganized Debtors on a going-concern basis for the purpose of evaluating whether the Plan meets the so-called "best interests test" under section 1129(a)(7) of the Bankruptcy Code, which includes the total enterprise value ("TEV") of the River Business and the equity value of the non-Debtor Offshore subsidiaries owned by the Parent.
1.	Overview
In preparing the Valuation, Miller Buckfire has, among other things: (a) reviewed certain recent financial results of the Debtors, (b) reviewed certain internal financial and operating data of the Debtors, including the most recent business Projections prepared and provided by the Debtors' management to Miller Buckfire relating to the Debtors' businesses and their prospects, (c) discussed with certain of the Debtors' senior executives the current operations and prospects of the Debtors, (d) discussed with certain of the Debtors' senior executives key assumptions related to the Projections, (e) prepared discounted cash flow analyses based on the Projections, utilizing an appropriate range of weighted average costs of capital ("WACC"), (f) considered the market value of certain publicly-traded companies in businesses reasonably comparable to certain business segments of the Debtors, (g) considered the applicability of certain precedent change-in-control transactions for certain similar business segments of the Debtors, (h) considered certain economic and industry information relevant to the Debtors'
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businesses, (i) considered a range of potential risk factors, and (j) conducted such other analyses as Miller Buckfire deemed necessary and/or appropriate under the circumstances.
Miller Buckfire assumed, without independent verification, the accuracy, completeness, and fairness of all of the financial and other information available to it from public sources or as provided to Miller Buckfire by the Debtors or their representatives.
Miller Buckfire also assumed that the Projections have been reasonably prepared on a basis reflecting the Debtors' best estimates and judgment as to future operating and financial performance.  Miller Buckfire did not make any independent evaluation of the Debtors' assets; neither did Miller Buckfire independently verify any of the information it reviewed. Miller Buckfire does not make any representation or warranty as to the fairness of the terms of the Plan.
In addition to the foregoing, Miller Buckfire relied upon the following assumptions with respect to the Valuation:
•	The Debtors are able to maintain adequate liquidity to operate in accordance with the Projections;
•	The Debtors operate consistently with the level specified in the Projections;
•	Future values are discounted to December 31, 2016;
•	The Effective Date of the Plan is January 31, 2017 (the "Assumed Effective Date");
•
The pro forma net debt on the Effective Date is expected to be approximately $139 million for the Company's Offshore Business; consisting of $154 million in Offshore Business secured debt and approximately $15 million of cash;

•	The pro forma debt for the Company's River Business is expected to be $0 on the Effective Date
•	General financial and market conditions as of the Assumed Effective Date will not differ materially from those conditions prevailing as of November 2, 2016 (the "Valuation Date"); and
•	Miller Buckfire has not considered the impact of a prolonged bankruptcy case and has assumed the Debtors' operations will continue in the ordinary course consistent with the Projections;.
2.	Estimate of Value
As a result of such analyses, review, discussions, considerations, and assumptions, Miller Buckfire estimates the TEV of the Reorganized Debtors at approximately $64 million to $115 million.  This figure includes a TEV of the River Business of $64 million to $107 million and the value of the Offshore Business Equity of $0 to $8 million.  The value of the Offshore Business Equity is based on an estimated TEV of the Offshore Business of $115
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million to $148 million, less estimated pro forma net debt of $139 million as of the Effective Date. As the Reorganized Debtors are expected to have no debt, this TEV is also the equity value of the Reorganized Debtors (the "Reorganized Equity Value").
These estimated ranges of values are based on the estimated intrinsic value of the Reorganized Debtors derived through the application of various valuation methodologies. The implied Reorganized Equity Value ascribed in this analysis does not purport to be an estimate of any post-reorganization market trading value. Any such trading value may be materially different from the implied Reorganized Equity Value ranges associated with Miller Buckfire's valuation analysis. Miller Buckfire's estimate is based on economic, market, financial, and other conditions as they exist on, and on the information made available as of, the Valuation Date.
3.	Valuation Methodology
The following is a brief summary of certain financial analyses performed by Miller Buckfire to arrive at its range of estimated TEVs. This Valuation must be considered as a whole and should be read in conjunction with the Plan and this Disclosure Statement.
(a)          Comparable Company Analysis
The comparable companies analysis estimates the value of a company based on a comparison of such company's financial statistics with the financial statistics of publicly-traded companies having characteristics similar to those of the particular company being analyzed (the "Comparable Company Analysis"). Criteria for selecting comparable companies for this analysis include, among other relevant characteristics, similar lines of business, business risks, growth prospects, location of primary markets, size, and scale of operations.
(b)          Precedent Transactions Analysis
Miller Buckfire considered a valuation analysis based upon precedent transactions or comparable transactions, which estimates value by examining public merger and acquisition transactions that involve companies similar to the business segments of the Reorganized Debtors (the "Precedent Transactions Analysis").  Criteria for selecting comparable acquisitions for this analysis include, among other relevant characteristics, similar lines of business, business risks, growth prospects, location of primary markets, size, and scale of operations.  This analysis establishes benchmarks for valuation by determining the ratios of enterprise value to last-twelve-months earnings before interest, taxes, depreciation and amortization ("LTM EBITDA").
(c)          Discounted Cash Flow Analysis
The discounted cash flow analysis ("DCF") estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The DCF discounts the expected cash flows by a theoretical or observed discount rate. This approach has two components: (i) calculating the present value of the projected unlevered after-tax free cash flows for a determined period of time and (ii) adding the present value of the terminal value of the cash flows. The terminal value represents the portion of TEV that lies beyond the time horizon of the available projections.
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4.	Recoveries
Miller Buckfire estimates the recoveries by the holders of 2021 Note Claims to be 24% and the recoveries by the holders of IFC-OFID Loan Claims to be 30.4%.  Recoveries by the holders of 2021 Note Claims include an assumed value of $3 million for the Ocean Business.  The value for the Ocean Business is based on the consideration the Noteholders would be expected to receive in the event that a sale of the Ocean Business is not consummated by the Effective Date and if the Supermajority Supporting Noteholders either do not request a transfer of, or elect not to receive, the equity of the Ocean Business as provided for under the Restructuring Support Agreement. The projected recoveries listed above are estimates derived from the Projections and other assumptions. Recoveries by the holders of 2021 Note Claims may be higher in the event that a sale of the Ocean Business occurs prior to the Effective Date and yields higher net proceeds than $3 million.
VII.

CERTAIN FACTORS TO BE CONSIDERED
HOLDERS OF ALLOWED 2021 NOTE CLAIMS AND ALLOWED IFC-OFID CLAIMS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN.  THESE FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.  IN ADDITION, THE RISK FACTORS SET FORTH IN ITEM 3.D OF ULTRAPETROL'S ANNUAL REPORT ON FORM 20-F, ATTACHED HERETO AS EXHIBIT B SHALL BE INCORPORATED HEREIN BY REFERENCE, AS APPLICABLE.
A.	Certain Bankruptcy Considerations
1.	Risk of Failure to Satisfy Vote Requirement
If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to file voluntary petitions for reorganization under chapter 11 of the Bankruptcy Code and to seek, as promptly as practicable thereafter, confirmation of the Plan.  In the event that sufficient votes are not received, the Debtors may nevertheless file petitions for relief under chapter 11 of the Bankruptcy Code.  In such event, the Debtors may seek to accomplish an alternative restructuring of their capitalization and obligations to creditors and equity holders.  There can be no assurance that the terms of any such alternative restructuring would be similar to or as favorable to the Debtors' creditors and equity holders as those proposed in the Plan.
2.	Risk of Non-Approval of the Disclosure Statement or Solicitation
In most instances, a plan of reorganization is filed and votes to accept or reject the plan are solicited after the filing of a petition commencing a chapter 11 case.  Where a debtor
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proposes a prepackaged plan as the Plan Debtors are here, a debtor may solicit votes prior to the commencement of a bankruptcy case in accordance with section 1126(b) of the Bankruptcy Code and Fed. R. Bankr. P. 3018(b).  The Bankruptcy Court could conclude, however, that this Disclosure Statement does not meet the disclosure requirements set forth in section 1126 of the Bankruptcy Code.
With regard to solicitation of votes prior to the commencement of a bankruptcy case, if the Bankruptcy Court concludes that the requirements of section 1126(b) of the Bankruptcy Code or Fed. R. Bankr. P. 3018(b) have not been satisfied, the Bankruptcy Court could deem such votes invalid and the Plan would not be confirmed without a resolicitation of votes to accept or reject the Plan.  Although the Plan Debtors believe that the requirements of section 1126(b) of the Bankruptcy Code and Fed. R. Bankr. P. 3018 will be satisfied, the Bankruptcy Court may not reach the same conclusion.  The United States Trustee or other parties in interest could move the Bankruptcy Court to "designate" the votes of holders of Claims pursuant to section 1126(e) of the Bankruptcy Code, which permits a bankruptcy court to designate – and nullify for purposes of determining acceptances and rejections of the subject plan – an Entity whose acceptance or rejection of a plan was not in good faith, or was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.
If the Bankruptcy Court were to find any of these deficiencies, the Plan Debtors could be required to restart the process of filing another plan and disclosure statement by (a) seeking Bankruptcy Court approval of a disclosure statement, (b) soliciting votes from holders of claims and equity interests, and (c) seeking Bankruptcy Court confirmation of the newly proposed plan of reorganization.  If this occurs, confirmation would be delayed and possibly jeopardized.  Additionally, should the Plan fail to be approved, confirmed, or consummated, certain parties in interest may be in a position to propose alternative plans of reorganization.  Therefore, any failure to confirm the Plan would likely entail significantly greater risk of delay, expense, and uncertainty, which would likely have a material adverse effect upon the Debtors' businesses and financial condition.
3.	Risk of Non-Confirmation of the Plan
Confirmation of the Plan is subject to certain conditions and requirements of the Bankruptcy Code.  Although the Plan Debtors believe that the Plan will satisfy all requirements necessary for confirmation under the Bankruptcy Code, there can be no assurance that the Bankruptcy Court will reach the same conclusion.  Moreover, there can be no assurance that modifications of the Plan will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes.  In the event that the Bankruptcy Court refuses to confirm the Plan, the Plan Debtors may be required to seek an alternative restructuring of their obligations to their creditors and equity holders.  There can be no assurance that the terms of any such alternative restructuring would be similar, or as favorable, to the Plan Debtors' creditors and equity holders as those proposed in the Plan.
4.	Cramdown
In the event the Plan is not accepted by a class or classes of impaired Claims entitled to vote, the Plan may be confirmed by the Bankruptcy Court pursuant to section 1129(b)
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of the Bankruptcy Code and become binding on all classes notwithstanding the dissent of such class or classes.
5.	Risk of Conversion to Cases Under Chapter 7 of the Bankruptcy Code
If no plan can be confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interest of the Plan Debtors' creditors, any of the Reorganization Cases may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate assets for distribution in accordance with the priorities established by the Bankruptcy Code.  The Debtors believe that liquidation under chapter 7 would result in no distributions to equity security holders of the Parent and less value distributed to the Plan Debtors' secured lenders and unsecured creditors than provided for in the Plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time rather than reorganizing the Debtors' businesses as a going concern, (b) additional administrative expenses involved in the appointment of a trustee and the wind-down of the businesses, and (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation, and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations.
6.	Risk of Termination of the Restructuring Support Agreement
The Restructuring Support Agreement contains certain provisions that give the Requisite Consenting Debtholders and the Majority Consenting Revolver Lenders the ability to terminate the Restructuring Support Agreement if various conditions are satisfied, including the failure of the Court to approve the assumption of the Restructuring Support Agreement by the Debtors. The termination of the Restructuring Support Agreement could result in protracted chapter 11 cases, which could significantly and detrimentally impact the Ultrapetrol relationships with vendors, suppliers, employees, and major customers.
7.	Risk of Non-Occurrence of the Effective Date
Although the Plan Debtors believe that the Effective Date will occur very shortly after the Confirmation Date, there can be no assurance as to such timing.  Moreover, if the conditions precedent to the Effective Date have not occurred, the Plan may be vacated by the Bankruptcy Court.
8.	Failure to Consummate the Plan
As of the date of this Disclosure Statement, there can be no assurance that the conditions to consummation will be satisfied or waived.  Accordingly, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Plan will be consummated and the restructuring completed.
9.	The Debtors May Be Unsuccessful in Obtaining First Day Orders to Authorize Payment in the Ordinary Course of Business
There can be no guarantee that the Debtors will be successful in obtaining the necessary approvals of the Bankruptcy Court to authorize the Debtors' satisfaction of certain
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prepetition obligations in the ordinary course of business.  As a result, the Debtors may be unable to make certain prepetition payments to customers, vendors, employees, and other key creditors, which, in turn, may adversely affect the Debtors' businesses.
10.	Uncertainty with Respect to the Duration of the Reorganization Cases
The Debtors cannot be certain their Reorganization Cases will be of relatively short duration (e.g., forty-five days) and will not unduly disrupt their businesses.  It is impossible to predict with certainty the amount of time needed in bankruptcy, and the Debtors cannot be certain that their Plan will be confirmed.  Moreover, time limitations exist for which the Debtors have an exclusive right to file a plan of reorganization before other parties in interest can propose and file their own plan.
A lengthy chapter 11 case would also involve additional expenses and divert the attention of management from operation of the Debtors' businesses, as well as create concerns for employees, vendors, and customers.  The disruption that a chapter 11 case would inflict upon the Debtors' businesses would increase with the length of time it takes to complete the cases and the severity of that disruption would depend upon the attractiveness and feasibility of the Plan from the perspective of the constituent parties, including essential vendors, employees, and customers.
If the Plan Debtors are unable to obtain confirmation of their Plan on a timely basis because of a challenge to the Plan or a failure to satisfy the conditions to the effectiveness of the Plan, the Debtors may be forced to operate in bankruptcy for an extended period while trying to develop a different plan of reorganization that can be confirmed.  A protracted bankruptcy case would increase both the probability and the magnitude of the adverse effects described above.
11.	Certain Tax Considerations
There are a number of income tax considerations, risks and uncertainties associated with consummation of the Plan.  Interested parties should read carefully the discussions set forth in Article XI of this Disclosure Statement regarding certain income tax consequences of the transactions proposed by the Plan.
B.	Risks Associated with the Debtors' Businesses and the Shipping Industry
1.	Industry Concerns
The international shipping industry, which includes the offshore supply vessel sector, is both cyclical and volatile in terms of charter rates and profitability. These factors may adversely affect Ultrapetrol's ability to charter or recharter its vessels or to sell them on the expiration or termination of their charters and any renewal or replacement charters that it enters into may not generate revenue sufficient to allow the Company to operate Ultrapetrol's vessels profitably.
Fluctuations in charter rates and vessel values result from changes in the supply and demand for cargo capacity and changes in the supply and demand for petroleum and
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petroleum products as well as that of other cargo transported by vessels. The factors affecting the supply and demand for vessels are outside of Ultrapetrol's control and the nature, timing and degree of changes in industry conditions are unpredictable.
If vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. Ultrapetrol may have to pay repair costs that insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease Ultrapetrol's earnings.
Although Ultrapetrol believes that it is in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that Ultrapetrol will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in Ultrapetrol. Additionally, some investors may decide to divest their interest, or not to invest, in Ultrapetrol simply because it may do business with companies that do business in sanctioned countries.
Global financial markets and economic conditions have been, and continue to be, volatile. Operating businesses in the global economy have faced tightened credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of Ultrapetrol's vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against Ultrapetrol. Future changes to inspection procedures could impose additional financial and legal obligations on Ultrapetrol. Furthermore, changes to inspection procedures could also impose additional costs and obligations on Ultrapetrol's customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on Ultrapetrol's business, financial condition, results of operations and ability to pay dividends.
Some of the contracts under which Ultrapetrol's foreign flag vessels are employed in Brazil, Argentina or Paraguay require periodical extensions by the respective flag authorities of their authorizations to operate under the respective cabotage laws. Those extensions may be delayed or rejected as some of them were in 2015, when a decree authorizing foreign flagged vessels to operate under lease in Paraguay expired, which may have an adverse effect on Ultrapetrol's results.
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River Business
Ultrapetrol derives most of its River Business revenues from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for Ultrapetrol's services. Further, most of the operations in Ultrapetrol's River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels or shifts in banks' locations, could reduce or limit Ultrapetrol's ability to effectively transport cargo on the rivers, as is normally the case in the High Paraguay River during the fourth quarter and part of the first quarter of any year.
Offshore Business
Over the past decade, as offshore exploration and production activities increasingly focused on deepwater exploration, field development and production, offshore service companies, such as Ultrapetrol, constructed specialized offshore vessels that are capable of supporting complex deepwater projects that are generally located in challenging environments. During this time, construction of offshore vessels increased significantly in order to meet projected requirements of customers and potential customers. Excess offshore support vessel capacity usually exerts downward pressure on charter day rates. Excess capacity can occur when newly constructed vessels enter the worldwide offshore support vessel market and also when vessels migrate between markets. An increase in vessel capacity without a corresponding increase in the offshore deepwater fields work exacerbate the industry's currently oversupplied condition which may have the effect of lowering charter rates and utilization rates, which, in turn, would result in lower revenues to the Company. Prolonged periods of low utilization and day rates could also result in the recognition of impairment charges on Ultrapetrol's vessels if future undiscounted cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these vessels may not be recoverable.
The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs, and thus decrease the utilization and charter rates of Ultrapetrol's PSVs. An increase in the order book for new tonnage beyond the growth of demand for new tonnage could result in a decline of the charter rates paid for PSVs in the market. Such decreases in demand or increases in supply could have an adverse effect on Ultrapetrol's financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for Ultrapetrol's PSVs. The factors affecting the supply and demand for PSVs are outside of Ultrapetrol's control and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when Ultrapetrol's vessels' charters expire, or when new vessels are delivered, Ultrapetrol may be forced to re-
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charter or charter its vessels at reduced rates or even possibly at a rate at which it would incur a loss on operation of its vessels.
Ocean Business
In most of the markets in which Ultrapetrol currently operates, Ultrapetrol engages in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Ultrapetrol's operations currently benefit from these rules and regulations or their interpretation. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on Ultrapetrol's cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of Ultrapetrol's vessels in those trades) or less restrictive (which could result in increased competition in these markets).
Demand for chartered-in product tankers as well as for services in transporting petroleum products will depend upon world and regional petroleum product markets. Any decrease in shipments of petroleum products in those markets could have a material adverse effect on Ultrapetrol's business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of petroleum products, including competition from alternative energy sources. In the long term it is possible that demand for petroleum products may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of petroleum products as a result of environmental concerns, or by high oil prices. Higher prices and/or a recession affecting the U.S. and or world economies may result in protracted reduced consumption of petroleum products and a decreased demand for Ultrapetrol's vessels and lower charter rates, which could have a material adverse effect on Ultrapetrol's business, results of operations, cash flows and financial condition.
2.	The Loss of or Difficulties Involving Ultrapetrol's Major Customers Could Adversely Affect Ultrapetrol's Business
On a consolidated basis, in the year ended December 31, 2015, Ultrapetrol's three largest customers were Petrobras, Cargill and Vale. In aggregate terms, Ultrapetrol's three largest customers accounted for 54% of its total revenues. In each of its business segments, Ultrapetrol derives a significant part of its revenues from a small number of customers. Additionally, some of these customers, including many of Ultrapetrol's most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of Ultrapetrol's services for any number of reasons, including employing their own vessels. The loss of any one or a number of Ultrapetrol's significant customers, whether to competitors or otherwise, could adversely affect Ultrapetrol's cash flow, revenues and earnings.
Petrobras represented 33%, 33% and 24% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.  In January 2016, Petrobras announced a review aimed at reducing leverage and preserving cash and focusing on priority investments, mainly oil and gas production in Brazil, given the new oil price and exchange rates scenario. This revision led to a reduction in Petrobras 2015-2019 investment plan, from $130.3 million to $98.4 million, including a 26.3% reduction in Exploration & Production expenditures in Brazil and abroad. In addition, Petrobras' 2016 budget was 9% lower than in 2015. Given the
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challenging operating environment for oil companies, the investment plan could be further reduced in the coming years.
In the event that Petrobras scales back investment planes even further or does not successfully implement its business plan or does not otherwise capitalize on the growth opportunities and favorable Brazilian regulations, there may be fewer opportunities to employ PSVs in Brazil than Ultrapetrol expects or even no opportunities at all. Consequently, Ultrapetrol may not be able to expand its PSV operations in Brazil, which may adversely affect its Offshore Supply Business and results of operations.
In addition, Petrobras is at the center of a major and wide-ranging corruption scandal involving alleged bribe-taking by Petrobras management and employees, and funneling bribes to Brazilian politicians and political parties. The scandal has resulted in a number of law suits against the company and certain individuals, and Petrobras' stock price has dropped approximately 72% since September 2014. Moody's has downgraded all ratings for Petrobras, citing concerns "about corruption investigations and liquidity pressures," among others. The scandal, the resulting loss in reputation and the downgrades may impact Petrobras' ability to raise funds in the capital markets, and may result in Petrobras' having to cut back on its capital expenditure plans. Such reduction could adversely affect the amount of exploration and production undertaken by Petrobras, which in turn could negatively affect Ultrapetrol's PSV operations in Brazil and its results of operations.
3.	Competitive Conditions
Ultrapetrol employs its vessels in highly competitive markets and competes for business with its competitors on the basis of price, reputation for quality service, quality, suitability and technical capabilities of vessels, safety and efficiency, cost of mobilizing vessels and national flag preference. Some of Ultrapetrol's competitors are significantly larger than Ultrapetrol and have significantly greater resources. Some of competitors may build additional vessels in Brazil, which may affect Ultrapetrol's ability to employ its non-Brazilian-flagged vessels in those markets in the future. This may enable these competitors to offer their customers lower prices, higher quality service and/or greater name recognition than Ultrapetrol does. Accordingly, Ultrapetrol may be unable to retain its current customers or to attract new customers. Further, some of these competitors are affiliated with or owned by the governments of certain countries and may receive government aid or legally imposed preferences or other assistance that may not be available to Ultrapetrol.
4.	The International Scope of Ultrapetrol's Operations
Ultrapetrol is an international company and conducts almost all of its operations outside of the United States, and it expects to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as (but not limited to) Argentina, Brazil, Chile, Paraguay, and Uruguay. Some of the risks Ultrapetrol is exposed to by operating in these countries include among others:
•	political and economic instability, changing economic policies and conditions and war and civil disturbances;
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•	limited ability to transfer funds out of the countries where Ultrapetrol operates due to foreign currency exchange controls;
•	recessions in economies of countries in which Ultrapetrol has business operations;
•	foreign exchange rate variances could have non-cash impacts on the financial position as well as on the tax position of Ultrapetrol's foreign subsidiaries;
•
the imposition of additional withholding taxes or other taxes on Ultrapetrol's foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the imposition of executive and judicial decisions upon Ultrapetrol's vessels by the different governmental authorities associated with some of these countries;
•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements or changes in local cabotage rules and regulations;
•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
•	difficulties and costs of staffing and managing Ultrapetrol's foreign operations; and
•	acts of piracy, kidnapping or terrorism.
These risks may result in unforeseen harm to Ultrapetrol's business and financial condition. Also, some of Ultrapetrol's customers are headquartered in South America and a general decline in the economies of South America, or the instability of certain countries and economies, could adversely affect that part of its business.
Ultrapetrols' foreign operations are subject to local laws, some of which may conflict with certain provisions of the Bankruptcy Code, including those relating to the Plan.  In such instances, a foreign court may determine to enforce its local law or decline to enforce U.S. law, including provisions of the Bankruptcy Code governing the Plan and its effect.  Moreover, pursuant to local laws, the directors of certain foreign Debtors may conclude that a chapter 11 filing by Ultrapetrols requires heightened monitoring of the liquidity and indebtedness of foreign operations.  In certain circumstances where such monitoring indicates illiquidity or over-indebtedness, such directors may be required by local laws to file an insolvency petition in a foreign jurisdiction within three weeks of such indication.  Creditors in foreign jurisdictions may also take action under foreign law to seek available remedies.
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5.	Currency Exchange Rate Fluctuations
Since Ultrapetrol is a global company, its international operations are exposed to foreign currency exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of its international contracts, a portion of the revenue and local expenses are incurred in local currencies and the company is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. Any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business exposes Ultrapetrol to the risk of exchange rate losses. Gains and losses from the revaluation of Ultrapetrol's assets and liabilities denominated in currencies other than Ultrapetrol's functional currency are included in Ultrapetrol's consolidated statements of operations. Foreign currency fluctuations may cause the U.S. dollar value of Ultrapetrol's non-U.S. results of operations and net assets to vary with exchange rate fluctuations. This could have a negative impact on Ultrapetrol results of operations and financial position. In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of Ultrapetrol reported results of operations. To minimize the financial impact of these items, Ultrapetrol attempts to contract a significant majority of its services in U.S. dollars. In addition, Ultrapetrol attempts to minimize its financial impact of these risks, by matching the currency of Ultrapetrol's operating costs with the currency of revenue streams when considered appropriate. Ultrapetrol continually monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars.
In Ultrapetrol's Offshore Supply Business, a portion of Ultrapetrol's charter contracts is denominated in U.S. dollars and another portion is denominated in Brazilian reales. Inasmuch as this portion in Brazilian real is intended to mitigate foreign currency exchange rate risks produced by Ultrapetrol's costs incurred in reales, it may not be enough to compensate Ultrapetrol for significant fluctuations of the exchange rate. This could have a negative impact on Ultrapetrol results of operations and financial position. The Brazilian real exchange rate against the U.S. dollar has seen a devaluation of 51% from the average exchange rate of the fourth quarter of 2015 as compared to the average exchange rate in the same period of 2014.
Ultrapetrol has from time to time hedged its exposure to changes in foreign currency exchange rates and as a result, it could incur unanticipated losses. This operation may be performed again in the future.
6.	Environmental Liabilities
The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, US EPA VGP, EC Maritime directives,  regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of
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Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, or MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the International Convention of Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Safety of Life at Sea of 1974 or SOLAS, the International Convention on Load Lines of 1966, the International Ship and Port Facility Security Code and ILO MLC 2006, the Nairobi International Convention on the Removal of Wrecks, 2007. Ultrapetrol may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of Ultrapetrol's ability to address pollution incidents. Further regulation of drilling activities and the offshore and shipping industry, and modifications to statutory liability schemes, could have a material adverse effect on Ultrapetrol's business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on Ultrapetrol's vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and Ultrapetrol's compliance with these requirements can be costly.
These requirements can affect the resale value or useful lives of Ultrapetrol's vessels, require a reduction in cargo-capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. Local, national and foreign laws, as well as international treaties and conventions, can subject Ultrapetrol to material liabilities in the event that there is a release of petroleum or other hazardous substances from Ultrapetrol's vessels. Ultrapetrol could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with Ultrapetrol's current or historic operations. In addition, environmental laws require it to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of Ultrapetrol's vessels. Additional laws and regulations may also be adopted that could limit Ultrapetrol's ability to do business or increase the cost of Ultrapetrol's doing business and that could have a material adverse effect on Ultrapetrol's operations. Government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures on Ultrapetrol's vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly. Ultrapetrol believes that regulation of the shipping industry will continue to become more stringent and more expensive for us and Ultrapetrol's competitors. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive, which could increase Ultrapetrol's costs relating to such matters.
7.	Adverse Labor Relations
As of December 31, 2015, Ultrapetrol employed 273 land-based employees, 130 shipyard workers and approximately 929 seafarers as crew on its vessels. Most of these seafarers
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are covered by industry-wide collective bargaining agreements that set basic standards applicable to almost all companies who hire such individuals as crew.
Because most of Ultrapetrol's employees, including the workers in Ultrapetrol's shipyards, may be covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt Ultrapetrol's operations and adversely affect its earnings. In addition, these agreements may not prevent labor interruptions or may result in increased costs. Any labor interruption could disrupt Ultrapetrol's operations and harm Ultrapetrol's financial performance.
In the River Business, different degrees of unionization of Ultrapetrol's employees and crewmembers may lead to a change or leveling of such unionization, which could result in higher costs for Ultrapetrol, thus affecting its results of operations. Furthermore, due to the unionized nature of Ultrapetrol's activity in South America, while in the process of negotiating such leveling, Ultrapetrol's operations may be affected by strikes in its River and Ocean businesses, causing it to suffer delays due to lack of the necessary crewing onboard its pushboats and ocean vessels. In its barge building facility at Punta Alvear, Ultrapetrol's workforce is also mainly unionized and negotiations over wages and conditions may have very little bearing on Ultrapetrol's negotiations with its other employees and crew members. In the Offshore Supply Business, Ultrapetrol's Brazilian crewmembers are also unionized and a strike could affect its results of operations.
VIII.

VOTING PROCEDURES AND REQUIREMENTS
Detailed instructions for voting on the Plan are provided with the ballot accompanying this Disclosure Statement.  For purposes of the Plan, only holders of record of Claims in the following Classes, as of the November 28, 2016 voting record date established by the Plan Debtors for purposes of this solicitation are entitled to vote:
•	Class 3 – 2021 Note Claims
•	Class 4 – IFC-OFID Loan Claims
•	Class 11 – Offshore Lender Parent Claims
•	Class 12 – General Unsecured Claims (Cornamusa)
If your Claim is not in one of these Classes, you are not entitled to vote on the Plan and you will not receive a ballot with this Disclosure Statement.  If your Claim is in one of these Classes, you should read your ballot and follow the listed instructions carefully. Please use only the ballot that accompanies this Disclosure Statement.
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IF YOU HAVE ANY QUESTIONS CONCERNING THE BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, YOU MAY CONTACT THE VOTING AGENT AT:

U.S. and Canada                    (844) 205-4334
International countries          (917) 606-6438

A.	Vote Required for Acceptance by a Class
The Bankruptcy Code defines acceptance of a plan by a class of claims as acceptance by holders of at least two-thirds (%) in dollar amount and more than one-half (1/2) in number of the claims of that class which cast ballots for acceptance or rejection of the plan.  Thus, acceptance by a class of claims occurs only if at least two-thirds (%) in dollar amount and a majority in number of the holders of claims voting cast their ballots to accept the plan.
B.	Voting
Ballot is enclosed herewith for use in voting on the Plan. To vote on the Plan, use only the Ballot that accompanies this Disclosure Statement.  You should read your Ballot and follow the listed instructions carefully.
In order to be counted, Ballots must be properly completed, signed, and returned in accordance with the instructions set forth in the Ballots so that they are actually received no later than 4:00 p.m., prevailing Eastern Time, on the Voting Deadline, January 4, 2016, by Prime Clerk LLC (the "Voting Agent").
If you received a return envelope addressed to your agent or nominee or other instructions to return your Ballot to your agent or nominee, allow sufficient time for your agent or nominee to process your Ballot so that your vote may be submitted to the Voting Agent on a master ballot by the Voting Deadline.
UNLESS THE BALLOT IS ACTUALLY RECEIVED BY THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN; PROVIDED, HOWEVER, THAT THE PLAN DEBTORS RESERVE THE RIGHT, IN THEIR SOLE DISCRETION, TO REQUEST OF THE BANKRUPTCY COURT THAT ANY SUCH VOTE BE COUNTED.
To be counted for purposes of voting on the Plan, all of the information requested on the Ballot must be provided. If your Ballot is not properly completed, signed, and returned as described, it will not be counted.  Unless otherwise ordered by the Bankruptcy Court, Ballots that are signed, dated, and timely received, but on which a vote to accept or reject the Plan has not been indicated, will not be counted.
If your Ballot is damaged or lost, you may contact the Voting Agent as set forth in the Ballot.
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1.	Miscellaneous
Unless otherwise ordered by the Bankruptcy Court, ballots that are signed, dated, and timely received, but on which a vote to accept or reject the Plan has not been indicated, will be counted as votes to accept the Plan.  Where applicable, the Plan Debtors, in their sole discretion, may request that the Voting Agent attempt to contact voters to cure any defects in their ballots.
Except as provided below, unless the ballot is actually received by the Voting Agent before the Voting Deadline together with any other documents required by such ballot, the Plan Debtors may, in their sole discretion, reject such ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan.
2.	Fiduciaries And Other Representatives
If a Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing, and may be required, upon request, to submit proper evidence satisfactory to the Plan Debtors of authority to so act.
3.	Change of Vote
Any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed ballot may revoke such ballot and change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed ballot for acceptance or rejection of the Plan.
C.	Waivers of Defects, Irregularities, etc.
Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawals of ballots will be determined by the Voting Agent or the Plan Debtors, as applicable, in their sole discretion, which determination will be final and binding.  The Plan Debtors reserve the right to reject any and all ballots submitted by any creditors not in proper form, the acceptance of which would, in the opinion of the Plan Debtors or their counsel, be unlawful.  The Plan Debtors further reserve their rights to waive any defects or irregularities or conditions of delivery as to any particular ballot by any of their creditors.  The interpretation (including the ballot and the respective instructions thereto) by the Plan Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties.  Unless waived, any defects or irregularities in connection with deliveries of ballots must be cured within such time as the Plan Debtors (or the Bankruptcy Court) determine.  Neither the Plan Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of ballots nor will any of them incur any liabilities for failure to provide such notification.  Unless otherwise directed by the Bankruptcy Court, delivery of such ballots will not be deemed to have been made until such irregularities have been cured or waived.  Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.
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D.	Further Information, Additional Copies
If you have any questions or require further information about the voting procedures for voting or about the packet of material you received, or if you wish to obtain an additional copy of the Plan, this Disclosure Statement, or any exhibits to such documents, please contact the Voting Agent.
E.	Extension of Voting Deadline / Termination of Solicitation
The Plan Debtors reserve the right, at their sole discretion, and without notice except as may be required under applicable law, to extend the solicitation period or termination their solicitation of votes on the Plan.
IX.

CONFIRMATION OF THE PLAN
A.	Confirmation Hearing
Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to conduct a hearing to consider confirmation of a plan.  On, or as promptly as practicable after the Commencement Date, the Plan Debtors will request that the Bankruptcy Court schedule the Confirmation Hearing.  Notice of the Confirmation Hearing will be provided to creditors, equity interest holders, and other parties in interest in accordance with the applicable orders of the Bankruptcy Court.  The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any subsequent adjourned Confirmation Hearing.
Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan.  Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules, must set forth the name of the objector, the nature and amount of Claims or Equity Interests held or asserted by the objector against the particular Plan Debtor or Plan Debtors, the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court, with a copy to Chambers, together with proof of service thereof, and served upon the proposed attorneys for the Debtors, Zirinsky Law Partners PLLC, 375 Park Avenue, Suite 2607, New York, New York 10152 (Attn: Bruce R. Zirinsky, Esq. (bzirinsky@zirinskylaw.com), Sharon J. Richardson, Esq. (srichardson@zirinskylaw.com), and Gary D. Ticoll, Esq. (gticoll@zirinskylaw.com)) and Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004 (Attn: Christopher K. Kiplok, Esq. (chris.kiplok@hugheshubbard.com) and Dustin P. Smith, Esq. and such other parties as the Bankruptcy Court may order.
Objections to confirmation of the Plan are governed by Fed. R. Bankr. P. 9014.  UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.
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B.	General Requirements of Section 1129
The Bankruptcy Court will confirm the Plan only if it meets the requirements of section 1129 of the Bankruptcy Code.
1.	Requirements of Section 1129(a) of the Bankruptcy Code
(a)          General Requirements
At the Confirmation Hearing, the Bankruptcy Court will determine whether the following confirmation requirements specified in section 1129 of the Bankruptcy Code have been satisfied:
(i)          The Plan complies with the applicable provisions of the Bankruptcy Code;
(ii)          The Plan Debtors have complied with the applicable provisions of the Bankruptcy Code;
(iii)          The Plan has been proposed in good faith and not by any means proscribed by law;
(iv)          Any payment made or promised by the Plan Debtors or by an Entity issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Reorganization Cases, or in connection with the Plan and incident to the Reorganization Cases, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable;
(v)          The Plan Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director or officer of the Plan Debtors, an affiliate of the Plan Debtors participating in a Plan with the Plan Debtors, or a successor to the Plan Debtors under the Plan of Reorganization, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy, and the Plan Debtors have disclosed the identity of any insider that will be employed or retained by the Plan Debtors, and the nature of any compensation for such insider;
(vi)          Except to the extent that the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (see "Requirements of Section 1129(b) of the Bankruptcy Code" below), each class of claims or equity interests has either accepted the Plan or is unimpaired under the Plan;
(vii)          With respect to each Class of Claims or Equity Interests, each holder of an Impaired Claim or Impaired Equity Interest either has accepted the Plan or will receive or retain under the Plan on account of such holder's Claim or Equity Interest, property of a value, as of the Effective Date, that is not less than the amount such holder would receive or
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retain if the Plan Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code.  See discussion of "Best Interests Test," below;
(viii)          Except to the extent that the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (discussed below), each Class of Claims or Equity Interests has either accepted the Plan or is unimpaired under the Plan;
(ix)          Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that Administrative Expense Claims, and Priority Non-Tax Claims will be paid in full in Cash on the Effective Date and that Priority Tax Claims will receive on account of such Claims deferred Cash payments, over a period not exceeding five years after the Commencement Date, of a value as of the Effective Date, equal to the Allowed amount of such Claims with interest from the Effective Date;
(x)          At least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such Class;
(xi)          Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Plan Debtors or any successor of the Plan Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan.  See discussion of "Feasibility," below;
(xii)          All fees payable under section 1930 of title 28, as determined by the Bankruptcy Court at the Confirmation Hearing have been paid or the Plan provides for the payment of all such fees on the Effective Date; and
(xiii)          The Plan provides for the continuation after the Effective Date of payment of all "retiree benefits" (as defined in section 1114 of the Bankruptcy Code), at the level established pursuant to sections 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to confirmation of the Plan, for the duration of the period the Plan Debtors have obligated themselves to provide such benefits.
(b)          Best Interests Test
Section 1129(a)(7) of the Bankruptcy Code requires that each holder of an Impaired Claim or Impaired Equity Interest either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Plan Debtors were liquidated under chapter 7 of the Bankruptcy Code.
The first step in meeting the "best interests test" is to determine the dollar amount that would be generated from the liquidation of the Plan Debtors' assets and properties in the context of a chapter 7 liquidation case.  The total amount available would be the sum of the proceeds from the disposition of the Plan Debtors' assets and the Cash held by the Plan Debtors at the time of the commencement of the chapter 7 cases.  The next step is to reduce that total by the amount of any Claims secured by such assets, the costs and expenses of liquidation, and such additional Administrative Expense Claims and priority Claims that may result from the
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termination of the Plan Debtors' businesses and the use of chapter 7 for the purposes of liquidation.  Finally, the present value of that amount (taking into account the time necessary to accomplish the liquidation) is allocated to creditors and shareholders in strict priority in accordance with section 726 of the Bankruptcy Code (see discussion below) and can then be compared to the value of the property that is proposed to be distributed under the Plan on the Effective Date.
The Plan Debtors' costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those fees that might be payable to attorneys and other professionals that a trustee may engage, plus any unpaid expenses incurred by the Plan Debtors during a chapter 11 case and allowed in the chapter 7 case, such as compensation for attorneys, financial advisors, appraisers, accountants, and other professionals, and costs and expenses of members of any statutory committee of unsecured creditors appointed by the United States Trustee pursuant to section 1102 of the Bankruptcy Code and any other committee so appointed.  In addition, Claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Plan Debtors both prior to, and during the pendency of, the Reorganization Cases.  The foregoing types of Claims, costs, expenses, and fees and such other Claims which may arise in a liquidation case or result from a pending chapter 11 case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition priority and unsecured Claims.
In applying the "best interests test," it is possible that Claims and Equity Interests in the chapter 7 case may not be classified as in the Plan.  In the absence of a contrary determination by the Bankruptcy Court, all prepetition unsecured Claims, which have the same rights upon liquidation would be treated as one class for purposes of determining the potential distribution of the liquidation proceeds resulting from the Plan Debtors' chapter 7 cases.  The distributions for the liquidation proceeds would be calculated ratably according to the amount of the Claim held by each creditor.  Therefore, creditors who are or claim to be third party beneficiaries of any contractual subordination provisions might be required to seek or enforce such contractual subordination provisions in the Bankruptcy Court or otherwise.  Section 510 of the Bankruptcy Code specifies that such contractual subordination provisions are enforceable in a chapter 7 liquidation case.
The Plan Debtors believe that the most likely outcome of liquidation proceedings under chapter 7 would be the application of the rule of absolute priority of distributions.  Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full, with interest, and no equity holder receives any distribution until all creditors are paid in full with interest.  Consequently, the Debtors believe that in a liquidation, holders of equity interests in the Parent would receive no distributions of property and holders of allowed secured and unsecured claims would receive less than their anticipated recoveries under the Plan.
After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a chapter 11 case, including, without limitation, (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the contexts of the expeditious liquidation required under
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chapter 7 and the "forced sale" atmosphere that would prevail, (iii) the adverse effects on the salability of the businesses as a result of the departure of key employees and the loss of major customers and suppliers, and (iv) substantial increases in claims which would be satisfied on a priority basis or on a parity with creditors in a chapter 11 case, the Debtors have determined that confirmation of the Plan will provide each creditor and equity holder with a recovery that is not less that it would receive in a liquation of the Plan Debtors under chapter 7 of the Bankruptcy Code.
Moreover, the Plan Debtors believe that the value of any distributions from the liquidation proceeds to each Class of Allowed Claims in a chapter 7 case would be less than the value of distributions under the Plan because such distributions in chapter 7 may not occur for a substantial period of time.  In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve the claims and prepare for distributions.  In the event litigation were necessary to resolve Claims asserted in the chapter 7 cases, the delay would be further prolonged.
The Plan Debtors' liquidation analysis, which is attached as Exhibit E hereto, is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation of the assets of the Plan Debtors.  The analysis is based upon a number of significant assumptions which are described.  The liquidation analysis does not purport to be a valuation of the Debtors' assets and is not necessarily indicative of the values that may be realized in an actual liquidation.
(c)          Feasibility of the Plan
In connection with confirmation of the Plan, section 1129(a)(11) of the Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor unless proposed in the Plan.  This is the so-called "feasibility" test.  For purposes of determining whether the Plan meets this requirement, the Plan Debtors have analyzed their ability to meet their obligations under the Parent-Included Plan and the Parent-Excluded Plan.  Under both Plans, substantially all the assets of the Plan Debtors will be sold pursuant to the Investment Agreement, and the proceeds, together with other Cash, will be distributed to holders of Allowed Claims in accordance with the Plan.  Accordingly, creditor recoveries are not dependent on the future operations of the Plan Debtors. As part of their feasibility analysis, the Plan Debtors have prepared the sources and uses summaries included in Exhibit F to this Disclosure Statement, based upon which, the Plan Debtors believe that they will have sufficient Cash resources to make the payments required pursuant to the Parent-Included Plan and the Parent-Excluded Plan.
Based on the Projections (including the sources and uses summaries) set forth in Exhibit F to this Disclosure Statement, described in Section VI, above, which were prepared by the Debtors, the Debtors believe that confirmation of the Plan will not be followed by the need for further financial reorganization of the Plan Debtors except as proposed in the Plan. Accordingly, the Debtors believe that each of the Parent-Included Plan and Parent-Excluded Plan complies with section 1129(a)(11) of the Bankruptcy Code.
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2.	Requirements of Section 1129(b) of the Bankruptcy Code
The Bankruptcy Court may confirm the Plan over the rejection or deemed rejection of the Plan by a Class of Claims or Equity Interests if the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to such Class.
No Unfair Discrimination.  This test applies to Classes of Claims or Equity Interests that are of equal priority and are receiving different treatment under a plan of reorganization.  The test does not require that the treatment be the same but that such treatment not be "unfair."
Fair and Equitable Test.  This test applies to Classes of different priority (e.g., unsecured versus secured) and includes the general requirement that no Class of Claims receive more than 100% of the Allowed amount of the Claims in such Class.  As to the dissenting Class, the test sets different standards, depending on the type of Claims or Equity Interests in such Class:
•
Secured Claims.  Each holder of an impaired secured claim either (a) retains its liens on the property (or if sold, on the proceeds thereof) to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date of the plan, of at least the allowed amount of such claim or (b) receives the "indubitable equivalent" of its allowed secured claim.

•
Unsecured Claims.  Either (a) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed unsecured claim or (b) the holders of claims and interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan.

•
Equity Interests.  Either (a) each equity interest holder will receive or retain under the plan property of a value equal to the greater of (i) the fixed liquidation preference or redemption price, if any, of such stock and (ii) the value of the stock or (b) the holders of interests that are junior to the equity interests of the dissenting class will not receive or retain any property under the plan.

The Plan Debtors believes the Plan satisfies the "fair and equitable" requirement with respect to any class that is deemed to reject the plan and requests that the Bankruptcy Court confirm the Plan notwithstanding the rejection or deemed rejection of the Plan by any class.  In the event any other class rejects the Plan, the Plan Debtors will demonstrate at the Confirmation Hearing that the above requirements are satisfied as to such other rejecting class, as well.
The Plan Debtors also reserve the right to amend the Plan prior to the entry of the Confirmation Order in accordance with Section IX.E of the Plan and applicable provisions of the Bankruptcy Code.
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X.

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN
A.	Liquidation Under Chapter 7
If no chapter 11 plan can be confirmed, the Reorganization Cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Plan Debtors for distribution in accordance with the priorities established by the Bankruptcy Code.  A discussion of the effect that a chapter 7 liquidation would have on the recoveries of holders of Claims is set forth in Section IX of this Disclosure Statement.  The Plan Debtors believe that liquidation under chapter 7 would result in smaller distributions being made to creditors than those provided for in the Plan because of (a) the likelihood that the assets of the Plan Debtors would have to be sold or otherwise disposed of in a less orderly fashion, (b) additional administrative expenses attendant to the appointment of a trustee and the trustee's employment of attorneys and other professionals, and (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Plan Debtors' operations.  The Debtors believe that in a chapter 7 liquidation of the Plan Debtors, there would be no distribution to holders of allowed equity interests in the Parent and the distributions to holders of allowed secured claims and allowed unsecured claims would be less than the distributions provided under the Plan.
B.	Alternative Plans
If the Plan is not confirmed, the Plan Debtors, or any other party in interest (if the Plan Debtors' exclusive period in which to file a plan has expired) could attempt to formulate a different plan.  Such a plan might involve either a reorganization and continuation of the Plan Debtors' businesses or an orderly liquidation of the Plan Debtors' assets under chapter 11.  The Plan Debtors have concluded that the Plan enables creditors and equity holders to realize the most value under the circumstances.  In a liquidation under chapter 11, the Plan Debtors would still incur the expenses associated with closing or transferring to new operators numerous facilities.  The process would be carried out in a more orderly fashion over a greater period of time.  Further, if a trustee were not appointed, because such appointment is not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a chapter 7 case.  Although preferable to a chapter 7 liquidation, the Plan Debtors believe that liquidation under chapter 11 is a much less attractive alternative to creditors and equity holders than the Plan because of the greater return provided by the Plan.
C.	Commencement of a "Conventional" Chapter 11 Case
If the requisite acceptances are not received, the Plan Debtors nevertheless could commence "conventional" chapter 11 cases, in which circumstance the Plan Debtors could continue to operate their businesses and manage their properties as debtor in possession, but would become subject to the numerous restrictions imposed on debtors in possession by the Bankruptcy Code.  The Plan Debtors could have difficulty sustaining operations in the face of the high costs, erosion of customer confidence, loss of key employees and general liquidity
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difficulties that could well result if they remained chapter 11 debtors in possession for a protracted length of time.  Ultimately, the Debtors (or other parties in interest) could propose another plan or liquidate the Debtors under chapter 7 or chapter 11 of the Bankruptcy Code.
XI.

CERTAIN TAX CONSEQUENCES OF THE PLAN
A.	Certain U.S. Federal Income Tax Consequences of the Plan
This summary is based on the Internal Revenue Code of 1986, as amended (the "Tax Code"), in effect on the date of this Disclosure Statement, U.S. Treasury regulations in effect on such date, and judicial and administrative interpretations thereof available on or before such date.  All of the foregoing are subject to change, which could apply retroactively and could affect the U.S. federal income tax consequences described below.  The U.S. federal income tax consequences of the Plan are complex and are subject to significant uncertainties.  The Debtors have not obtained an opinion of counsel, and do not intend to seek a ruling from the Internal Revenue Service ("IRS") or any other taxing authority as to any of the U.S. federal income tax consequences expected to result from the implementation of the Plan.  There can be no assurance that the IRS or another taxing authority will not take a contrary view with respect to any issue discussed below.
This summary is for general information only and does not purport to address all of the U.S. federal income tax consequences that may be applicable to any particular holder, including the potential recognition of foreign currency gain or loss upon the consummation of the transactions contemplated by the Plan.  The U.S. federal income tax treatment of a holder of an Allowed Claim may vary depending upon such holder's particular situation.  Except as otherwise stated below, the following summary assumes that a holder holds an Allowed Claim as a capital asset within the meaning of section 1221 of the Tax Code.  This summary assumes that the various debt and other arrangements to which the Debtors are parties will be respected for U.S. federal income tax purposes in accordance with their form.  This summary does not address U.S. state or local tax considerations that may be applicable to the Debtors and holders of Allowed Claims, nor does it address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that hold an equity interest in, or a debt obligation of, a Debtor as a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, persons that have a functional currency other than the U.S. dollar, persons who acquired a debt obligation of a Debtor in connection with the performance of services, persons using a mark to market method of accounting and persons who are not U.S. persons (as defined in the Tax Code).  If a partnership (or other entity taxed as a partnership) holds an Allowed Claim, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership.
THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES EXPECTED TO RESULT FROM THE IMPLEMENTATION OF
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THE PLAN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF AN ALLOWED CLAIM.  HOLDERS OF ALLOWED CLAIMS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES EXPECTED TO RESULT FROM THE IMPLEMENTATION OF THE PLAN.
1.	Certain Consequences to the Debtors
A foreign corporation, such as a Debtor, is subject to U.S. federal income tax on a net income basis on its income which is effectively connected with the conduct of a trade or business in the United States.  The Debtors are not and have never been engaged in the conduct of a trade or business in the United States.  Therefore, the Debtors do not anticipate that they will be subject to U.S. federal income tax on any cancellation of indebtedness income as a result of the Plan.
Even if a foreign corporation, such as a Debtor, is not engaged in the conduct of a trade or business in the United States, a foreign corporation is subject to U.S. withholding tax at a rate of 30 percent on any U.S.-source fixed or determinable, annual or periodical income.  The Debtors do not believe that any cancellation of indebtedness income arising as a result of the Plan would be treated as U.S. source income.  Therefore, the Debtors do not anticipate that they will be subject to U.S. federal withholding tax on any cancellation of indebtedness income as a result of the Plan.
2.	Certain Consequences to Holders of Allowed IFC-OFID Loan Claims
Pursuant to the Plan, each holder of an Allowed IFC-OFID Loan Claim will receive its Distributable Share of Cash.
(a)          Taxable Exchange
A holder's exchange of any Allowed IFC-OFID Loan Claims for consideration under the Plan generally will be a taxable transaction to such holder for U.S. federal income tax purposes.
Subject to the foregoing, a holder of any Allowed IFC-OFID Loan Claims generally should recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received (other than in respect of any Claim for accrued but unpaid interest), and (ii) the holder's adjusted tax basis in the Allowed IFC-OFID Loan Claims exchanged therefor (other than any tax basis attributable to accrued but unpaid interest).  See "Character of Gain or Loss" below.  In addition, a holder of Allowed IFC-OFID Loan Claims generally will recognize interest income to the extent of any exchange consideration allocable to accrued and unpaid interest not previously included in such holder's taxable income.  See "Payment of Accrued Interest" below.
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(b)          Character of Gain or Loss
Where a holder of any Allowed IFC-OFID Loan Claims recognizes gain or loss in respect of the satisfaction and exchange of its Allowed IFC-OFID Loan Claims pursuant to the Plan, a number of factors will determine the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss, including the tax status of the holder, whether the holder's Allowed IFC-OFID Loan Claims constitute a capital asset in the holder's hands, how long the Allowed IFC-OFID Loan Claims have been held, whether the holder acquired any of the Allowed IFC-OFID Loan Claims at a market discount, and whether and to what extent the holder previously had claimed a bad debt deduction with respect to its Allowed IFC-OFID Loan Claims.  A holder of any Allowed IFC-OFID Loan Claims is urged to consult its own tax advisor for a determination of the character of any gain or loss recognized by the holder upon the exchange of such holder's Allowed IFC-OFID Loan Claims for consideration under the Plan.
A holder of any Allowed IFC-OFID Loan Claims who recognizes capital losses as a result of the distributions under the Plan generally will be subject to limits on its use of capital losses.  A noncorporate holder generally may use capital losses to offset any capital gains (without regard to holding periods) plus ordinary income to the extent of the lesser of (i) $3,000 ($1,500 for married individuals filing separate returns) or (ii) the excess of the capital losses over the capital gains.  Holders, other than corporations, generally may carry over unused capital losses and apply them to capital gains and a portion of their ordinary income for an unlimited number of years.  Conversely, a corporate holder may only use capital losses to offset capital gains.  Corporate holders who have more capital losses than can be used in a taxable year generally may be allowed to carry over unused capital losses for the five taxable years following the capital loss year, but generally are allowed to carry back unused capital losses to the three taxable years preceding the capital loss year.
A holder of an Allowed IFC-OFID Loan Claim that purchased the indebtedness underlying such Allowed IFC-OFID Loan Claim from a prior holder of such indebtedness at a "market discount" (relative to the principal amount of such indebtedness at the time of acquisition) generally would be subject to the market discount rules of the Tax Code, unless an exception applies.  In general, a debt instrument is considered to have been acquired with "market discount" if the debt instrument's stated redemption price at maturity (or revised issue price as defined in section 1278 of the Tax Code, in the case of a debt obligation issued with original issue discount ("OID")) exceeds the tax basis of the debt instrument in the holder's hands immediately after its acquisition by more than a de minimis amount.  If the holder is considered to have acquired the debt instrument with market discount, any gain recognized by the holder on the exchange of such debt instrument generally would be treated as ordinary income to the extent of the market discount accrued during the holder's period of ownership, unless the holder elected to include the market discount in income as it accrued.  In addition, if the holder did not elect to include market discount in income as it accrued and, thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry the market discount debt instrument, such deferred amounts generally would become deductible at the time of the exchange.  A holder of any Allowed IFC-OFID Loan Claims is urged to consult its own tax advisor regarding the application of the market discount rules (including the exceptions under the Tax Code to the treatment of a
89

debt instrument as a "market discount bond") to such holder's exchange of Allowed IFC-OFID Loan Claims under the Plan.
(c)          Payment of Accrued Interest
The Plan provides that consideration distributed to a holder of Allowed IFC-OFID Loan Claims is treated as first satisfying an amount equal to the stated principal amount of such holder's Allowed IFC-OFID Loan Claims, as determined for U.S. federal income tax purposes, and any remaining consideration as satisfying any accrued but unpaid interest (in contrast, for example, to a pro rata allocation of the consideration received by a holder between principal and interest, or an allocation first to accrued but unpaid interest).  Certain legislative history indicates that an allocation of consideration between principal and interest provided in a bankruptcy plan of reorganization generally is binding for U.S. federal income tax purposes.  There is no assurance that the IRS will respect this allocation for U.S. federal income tax purposes.
In general, to the extent that a holder of any Allowed IFC-OFID Loan Claims receives any consideration pursuant to the Plan in satisfaction of accrued interest (or OID) during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder's gross income).  Conversely, a holder may recognize a deductible loss under certain circumstances to the extent any accrued interest claimed was previously included in such holder's gross income and is not paid in full.  A holder of any Allowed IFC-OFID Loan Claims is urged to consult its own tax advisor regarding the allocation of consideration and the deductibility of accrued but unpaid interest for U.S. federal income tax purposes.
3.	Certain Consequences to Holders of Allowed 2021 Note Claims
Pursuant to the Plan, each holder of an Allowed 2021 Note Claims will receive its Distributable Share of Cash and, in certain circumstances, Equity Interests in the Ocean Business.
(a)          Taxable Exchange
Although not entirely free from doubt, the Debtors believe, and this summary assumes that a holder's exchange of any Allowed 2021 Note Claims for consideration under the Plan generally should be a taxable transaction to such holder for U.S. federal income tax purposes.
Subject to the foregoing, a holder of any Allowed 2021 Note Claims generally should recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of Cash and the fair market value of any Equity Interests in the Ocean Business received (other than in respect of any Claim for accrued but unpaid interest), and (ii) the holder's adjusted tax basis in the Allowed 2021 Note Claims exchanged therefor (other than any tax basis attributable to accrued but unpaid interest).  See "Character of Gain or Loss" below.  In addition, a holder of Allowed 2021 Note Claims generally will recognize interest income to the extent of any exchange consideration allocable to accrued and unpaid interest not previously included in such holder's taxable income.  See "Payment of Accrued Interest" below.  A holder's tax basis in any Equity Interests in the Ocean Business received generally should equal the fair market value of
90

such stock on the date of the exchange.  A holder's holding period in the Equity Interests in the Ocean Business generally should begin the day following the exchange date.
(b)          Character of Gain or Loss
Where a holder of any Allowed 2021 Note Claims recognizes gain or loss in respect of the satisfaction and exchange of its Allowed Claims pursuant to the Plan, a number of factors will determine the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss, including the tax status of the holder, whether the holder's Allowed 2021 Note Claims constitute a capital asset in the holder's hands, how long the Allowed 2021 Note Claims have been held, whether the holder acquired any of the Allowed 2021 Note Claims at a market discount, and whether and to what extent the holder previously had claimed a bad debt deduction with respect to its Allowed 2021 Note Claims.  A holder of any Allowed 2021 Note Claims is urged to consult its own tax advisor for a determination of the character of any gain or loss recognized by the holder upon the exchange of such holder's Allowed 2021 Note Claims for consideration under the Plan.
A holder of any Allowed 2021 Note Claims who recognizes capital losses as a result of the distributions under the Plan generally will be subject to limits on its use of capital losses.  A noncorporate holder generally may use capital losses to offset any capital gains (without regard to holding periods) plus ordinary income to the extent of the lesser of (i) $3,000 ($1,500 for married individuals filing separate returns) or (ii) the excess of the capital losses over the capital gains.  Holders, other than corporations, generally may carry over unused capital losses and apply them to capital gains and a portion of their ordinary income for an unlimited number of years.  Conversely, a corporate holder may only use capital losses to offset capital gains.  Corporate holders who have more capital losses than can be used in a taxable year generally may be allowed to carry over unused capital losses for the five taxable years following the capital loss year, but generally are allowed to carry back unused capital losses to the three taxable years preceding the capital loss year.
A holder of an Allowed 2021 Note Claims that purchased the indebtedness underlying such Allowed 2021 Note Claims from a prior holder of such indebtedness at a "market discount" (relative to the principal amount of such indebtedness at the time of acquisition) generally would be subject to the market discount rules of the Tax Code, unless an exception applies.  In general, a debt instrument is considered to have been acquired with "market discount" if the debt instrument's stated redemption price at maturity (or revised issue price as defined in section 1278 of the Tax Code, in the case of a debt obligation issued with OID) exceeds the tax basis of the debt instrument in the holder's hands immediately after its acquisition by more than a de minimis amount.  If the holder is considered to have acquired the debt instrument with market discount, any gain recognized by the holder on the exchange of such debt instrument generally would be treated as ordinary income to the extent of the market discount accrued during the holder's period of ownership, unless the holder elected to include the market discount in income as it accrued.  In addition, if the holder did not elect to include market discount in income as it accrued and, thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry the market discount debt instrument, such deferred amounts generally would become deductible at the time of the exchange.  A holder of any Allowed 2021 Note Claims is urged to consult its own tax advisor regarding the application of the market discount rules (including the exceptions under the Tax Code to the treatment of a debt instrument as a "market discount bond") to such holder's exchange of Allowed 2021 Note Claims under the Plan.
Finally, any gain recognized by a holder on a subsequent sale or exchange of Equity Interests in the Ocean Business received in exchange for Allowed 2021 Note Claims under the Plan generally should be treated as ordinary income to the extent of the sum of any (i) bad debt deductions or charges to bad debt reserves claimed with respect to such Allowed 2021 Note Claims, (ii) ordinary loss taken on the exchange of such Allowed 2021 Note Claims for Equity Interests in the Ocean Business, and (iii) income not recognized due to the use of the cash method of tax accounting with respect to such Allowed 2021 Note Claims exchanged.  A holder of any Allowed 2021 Note Claims is urged to consult its
91

own tax advisors regarding the application of this recapture rule with respect to Equity Interests in the Ocean Business received pursuant to the Plan.
(c)          Payment of Accrued Interest
The Plan provides that consideration distributed to a holder of Allowed 2021 Note Claims is treated as first satisfying an amount equal to the stated principal amount of such holder's Allowed 2021 Note Claims, as determined for U.S. federal income tax purposes, and any remaining consideration as satisfying any accrued but unpaid interest (in contrast, for example, to a pro rata allocation of the consideration received by a holder between principal and interest, or an allocation first to accrued but unpaid interest).  Certain legislative history indicates that an allocation of consideration between principal and interest provided in a bankruptcy plan of reorganization generally is binding for U.S. federal income tax purposes.  There is no assurance that the IRS will respect this allocation for U.S. federal income tax purposes.
In general, to the extent that a holder of any Allowed 2021 Note Claims receives any consideration pursuant to the Plan in satisfaction of accrued interest (or OID) during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder's gross income).  Conversely, a holder may recognize a deductible loss under certain circumstances to the extent any accrued interest claimed was previously included in such holder's gross income and is not paid in full.  A holder of any Allowed 2021 Note Claims is urged to consult its own tax advisor regarding the allocation of consideration and the deductibility of accrued but unpaid interest for U.S. federal income tax purposes.
(d)          Ownership and Disposition of Equity Interests in the Ocean Business
This subsection (d) assumes that the Ocean Business will be organized as an entity that is treated as a corporation for U.S. federal income tax purposes and that the Equity Interests will be treated as equity in such corporation for U.S. federal income tax purposes.
Distributions, if any, with respect to Equity Interests in the Ocean Business generally will be taxable as dividend income when paid to the extent of the Ocean Business's current and accumulated earnings and profits as determined for U.S. federal income tax purposes.  To the extent the amount of any distributions exceeds Ocean Business's earnings and profits with respect to such distribution, the excess will be applied against and will reduce the
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holder's adjusted tax basis in its Equity Interests in the Ocean Business (but not below zero).  Any remaining excess generally will be treated as gain or loss from the sale or exchange of such stock, with the consequences discussed below.
Dividends are generally taxed as ordinary income.  However, dividends received by non-corporate holders of Equity Interests in the Ocean Business in taxable years may qualify for taxation at lower rates applicable to long term capital gains, if the Ocean Business is organized in a country that has a comprehensive income tax treaty with the United States (or the Equity Interests in the Ocean Business are publicly traded on an established securities market in the United States) provided the holder satisfies certain holding period and other requirements.  Non-corporate holders are urged to consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation.
Corporate holders are urged to consult their own tax advisors regarding the potential tax consequences of a receipt of distributions on Equity Interests in the Ocean Business.
Subject to the ordinary income recapture rule discussed above (see "Character of Gain or Loss" above), any gain or loss recognized by a holder on the sale, exchange or other taxable disposition of Equity Interests in the Ocean Business received under the Plan generally should be capital gain or loss in an amount equal to the difference, if any, between such holder's amount realized and its adjusted tax basis in its common stock immediately before the disposition.  Any such gain or loss generally should be long term capital gain or loss if the holder's holding period in its Equity Interests in the Ocean Business is more than one year on the date of disposition.
4.	Certain Consequences to Holders of Allowed Equity Interests in the Parent
Pursuant to the Plan, each Allowed Equity Interest in the Parent will be cancelled and discharged and holders of such Allowed Equity Interests in the Parent will not receive or retain any property on account of such Equity Interests in the Parent.
The cancellation and discharge of a holder's Allowed Equity Interest in the Parent under the Plan generally will be a taxable transaction to such holder for U.S. federal income tax purposes.
Subject to the foregoing, a holder of any Allowed Equity Interest in the Parent generally should recognize loss in an amount equal to the holder's adjusted tax basis in the Allowed Equity Interest in the Parent.
A loss recognized by a holder of an Allowed Equity Interest in the Parent should be treated as a capital loss for U.S. federal income tax purposes.  Such a loss will be treated as a long-term capital loss if the holder has held the Equity Interests in the Parent for more than one year on the date of the cancellation and discharge.  The use of capital losses is subject to certain limitations.  A noncorporate holder generally may use capital losses to offset any capital gains (without regard to holding periods) plus ordinary income to the extent of the lesser of (i) $3,000 ($1,500 for married individuals filing separate returns) or (ii) the excess of the capital losses over the capital gains.  Holders, other than corporations, generally may carry over unused capital losses and apply them to capital gains and a portion of their ordinary income for an unlimited
93

number of years.  Conversely, a corporate holder may only use capital losses to offset capital gains.  Corporate holders who have more capital losses than can be used in a taxable year generally may be allowed to carry over unused capital losses for the five taxable years following the capital loss year, but generally are allowed to carry back unused capital losses to the three taxable years preceding the capital loss year.
5.	Information Reporting and Withholding Requirements
All distributions to holders of Allowed Claims under the Plan are subject to any applicable withholding requirements, including employment tax withholding.  The Company may be required to withhold and sell on behalf of a holder an amount of Equity Interests in the Ocean Business sufficient to satisfy the withholding requirements applicable to such holder, unless such holder makes other arrangements (such as remitting to the Company directly the amount of taxes owed).
In general, information reporting requirements may apply to distributions or payments under the Plan.  Furthermore, interest, dividends and other reportable payments may, under certain circumstances, be subject to backup withholding at the then-applicable rate (currently 28%).  Backup withholding generally applies if the holder (i) fails to furnish its social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS of a failure to report interest or dividends properly, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that the holder is a United States person that is not subject to backup withholding.  Backup withholding is not an additional tax.  The amount of backup withholding imposed on a payment to a holder may be refunded by the IRS or allowed as a credit against the holder's U.S. federal income tax liability, provided that the required information is properly furnished to the IRS.  Certain persons are exempt from backup withholding, including, under certain circumstances, corporations and financial institutions.  Holders of Allowed Claims are urged to consult their own tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.
In addition, Treasury regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including certain transactions that result in the taxpayer's claiming a loss in excess of certain thresholds.  Holders of Allowed Claims are urged to consult their own tax advisors regarding whether the exchanges contemplated by the Plan would be subject to these regulations and require disclosure on the applicable holder's tax returns.

XII.

CONCLUSION
The Plan Debtors believe the Plan is in the best interests of all creditors and urge the holders of Impaired Claims in Class 3, Class 4, Class 11 and Class 12 to vote to accept the Plan and to evidence such acceptance by returning their signed ballots so that they will be received by the Voting Agent no later than 4:00 p.m. prevailing Eastern Time on January 4, 2017.
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Dated: November 30, 2016

ULTRAPETROL (BAHAMAS) LIMITED

By: ______________________

Name: Eduardo Ojea Quintana

Title: Chief Executive Officer

Dated: November 30 , 2016

ULTRAPETROL S.A.

By: ______________________________

Name: María Cecilia Yad

Title: President

Dated: November 30 , 2016

UABL S.A.

By: ______________________

Name: María Cecilia Yad

Title: President

Dated: November 30, 2016

By: __________
Name: FRANCISCO TROCHINGAS
Title: PRES. ASST.

By: X __________
Name: Edmundo Burgado
Title:

Dated: November 30 , 2016

UP River (Holdings) LTD.

By: ______________________
Name: Eduardo Ojea Quintana
Title: Director

Dated: November 30, 2016

UABL LIMITED

By: ______________________

Name: Eduardo Ojea Quintana

Title: Director

Dated: November 30, 2016

CEDARINO SAU
DAMPIERRE HOLDINGS SPAIN S.A.

By: [signature]
Name: ALISON LECOUDER
Title:

Dated: November 30, 2016

MASSENA PORT S.A.

By:
Name:
Title:

Dated: November 30, 2016

CORPORACIÓN DE NAVEGACIÓN MUNDIAL S.A.

By: ______________________

Name: María Cecilia Yad

Title: President.

By: ______________________

Name: Gonzalo Alende Serra

Title: Director

Dated: November 30 , 2016

ARLENE INVESTMENTS INC.
BRINKLEY SHIPPING INC.
DANUBE MARITIME INC.
HALLANDALE COMMERCIAL CORP.
LONGMOOR HOLDINGS INC.
RIVERVIEW COMMERCIAL CORP.
THURSTON SHIPPING INC.
MARINE FINANCIAL INVESTMENTS CORP.
UABL BARGES (PANAMA) INC.
UABL TOWING SERVICES S.A.
UP RIVER TERMINALS (PANAMA) SA.
UPB (PANAMA) INC.
REGAL INTERNATIONAL INVESTMENTS S.A.
PRINCELY INTERNATIONAL FINANCE CORP.

By: [signature]
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: [signature]
Name: Elsa Ma. Sousa
Title: Director/Secretary

Dated: November 30, 2016

PALMDEAL SHIPPING INC.

By: ______________________
Name: Clarissa P. de Aguirre
Title: Attorney-in-Fact

By: ______________________
Name: Elsa Ma. Sousa
Title: Attorney-in-Fact

Dated: November 30, 2016

GENERAL VENTURES INC.

By: [signature]
Name: Orelys M. Cedeño
Title: Attorney-in-Fact

By: [signature]
Name: Michell Saez
Title: Attorney-in-Fact

Dated: November 30 , 2016

DINGLE BARGES INC.
EASTHAM BARGES INC.

By: ______________________
Name: Orelys M. Cedeño
Title: Director/Vice-President

By: ______________________
Name: Michell Saez
Title: Director/Secretary

Exhibit A
Plan of Reorganization

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

x

In re	:	Chapter 11 Case No.

ULTRAPETROL (BAHAMAS) LIMITED, et al.,	:	16-______ (___)

Debtors.[1]	:	(Joint Administration Pending)

x

DEBTORS' PREPACKAGED JOINT PLAN OF REORGANIZATION
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

ZIRINSKY LAW PARTNERS PLLC Attorneys for Debtors and Debtors in Possession 375 Park Avenue, Suite 2607 New York, New York 10152 Telephone: (212) 763-0192	HUGHES HUBBARD & REED LLP Attorneys for Debtors and Debtors in Possession One Battery Park Plaza New York, New York 10004 Telephone: (212) 837-6000

Dated:          November 30, 2016

1.          The Debtors in these chapter 11 cases are the following entities: Ultrapetrol (Bahamas) Limited; Oceanpar S.A.; Dampierre Holdings Spain, S.A.; Princely International Finance Corp.; Cedarino S.A.; Thurston Shipping Inc.; Massena Port S.A.; UABL Limited; Ultrapetrol S.A.; UABL S.A.; Parfina S.A.; Parabal S.A.; UABL Paraguay S.A.; Compañia Paraguaya De Transporte Fluvial S.A.; Arlene Investments, Inc.; Brinkley Shipping Inc.; Danube Maritime Inc.; Dingle Barges Inc.; General Ventures Inc.; Palmdeal Shipping Inc.; Riverview Commercial Corp.; Marine Financial Investment Corp.; UABL Barges (Panama) Inc.; UABL Towing Services S.A.; Eastham Barges Inc.; Riverpar S.A.; UP River Terminals (Panama) S.A.; UPB (Panama) Inc.; UP River (Holdings) Ltd. (Bahamas); Hallendale Commercial Corp.; Longmoor Holdings Inc., Regal International Investments S.A., Corporacion de Navegacion Mundial S.A. (solely in the case of a Parent-Excluded Plan).  The foreign equivalent of an EIN, if any, for each Debtor is set forth in its chapter 11 petition.  Although it is a Debtor in these chapter 11 cases, Ultrapetrol (Bahamas) Limited may not be included as a Plan Debtor in this plan of reorganization.

i

ARTICLE V.	CONFIRMATION OF THE PLAN	33

A.	Conditions Precedent to Confirmation.	33
B.	Waiver of Conditions Precedent to Confirmation.	34
C.	Discharge of the Plan Debtors.	34
D.	Injunction.	35
E.	Preservation of Causes of Action.	36
F.	Votes Solicited in Good Faith.	37
G.	Claims Incurred After the Effective Date.	37
H.	Releases, Exculpations, and Injunctions of Released Parties.	37
I.	Preservation of Insurance.	40

ARTICLE VI.	DISTRIBUTIONS UNDER THE PLAN	40

A.	Procedures for Treating Disputed Claims.	40
B.	Allowed Claims and Equity Interests.	41
C.	Allocation of Consideration.	43
D.	Estimation.	43
E.	Insured Claims.	44

ARTICLE VII.	RETENTION OF JURISDICTION	44

ARTICLE VIII.	EXECUTORY CONTRACTS AND UNEXPIRED LEASES	46

A.	Assumption of Executory Contracts and Unexpired Leases.	46
B.	Cure Claims.	46
C.	Reservation of Rights.	47
D.	Rejection of Executory Contracts and Unexpired Leases.	47
E.	Insurance Policies.	48
F.	Post-Petition Contracts and Leases.	48

ARTICLE IX.	EFFECTIVENESS OF THE PLAN	48

A.	Conditions Precedent to Effectiveness.	48
B.	Waiver of Conditions Precedent to Effectiveness.	49
C.	Effect of Failure of Conditions.	49
D.	Vacatur of Confirmation Order.	50
E.	Modification of the Plan.	50
F.	Revocation, Withdrawal, or Non-Consummation.	50

ARTICLE X.	MISCELLANEOUS PROVISIONS	51

A.	Immediate Binding Effect.	51
B.	Governing Law.	51
C.	Severability of Plan Provisions Upon Confirmation.	51
D.	Filing or Execution of Additional Documents.	52
E.	Term of Injunctions or Stays.	52
F.	Withholding and Reporting Requirements.	52
G.	Exemption From Transfer Taxes.	52
H.	Reservation of Rights.	53
I.	Plan Supplement.	53
J.	Notices.	53
K.	Conflicts.	54

Schedule A: Offshore Lender Parent Guarantees
Schedule B: Offshore Loan Agreements

Exhibit 1: IFC-OFID Debt Purchase Agreement
Exhibit 2: Investment Agreement
Exhibit 3: Restructuring Support Agreement

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INTRODUCTION

The Debtors propose the following prepackaged plan of reorganization under section 1121(a) of chapter 11 of title 11 of the United States Code.

Claims against, and Equity Interests in, the Debtors will be treated as set forth herein.  Reference is made to the Disclosure Statement accompanying the Plan, including the exhibits thereto, for a discussion of the Debtors' history, business, results of operations, and projections for future operations and risk factors, together with a summary and analysis of the Plan.

THIS PLAN SHOULD BE CONSIDERED ONLY IN CONJUNCTION WITH THE DISCLOSURE STATEMENT AND RELATED MATERIALS TRANSMITTED HEREWITH.  THE DISCLOSURE STATEMENT IS INTENDED TO PROVIDE YOU WITH INFORMATION YOU NEED TO MAKE AN INFORMED JUDGMENT WHETHER TO ACCEPT OR REJECT THIS PLAN.

ARTICLE I.
 DEFINITIONS AND CONSTRUCTION OF TERMS

A.	Definitions.

Unless otherwise defined herein, the following terms shall have the respective meanings set forth below:

1.          2008 Collateral Trust Agreement: means that certain Collateral Trust Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association).

2.          2008 IFC Guarantee: means that certain Guarantee Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the applicable 2008 IFC Loan Agreements.

3.          2008 IFC Loan Agreements: means together the 2008 IFC Panama Loan Agreement and the 2008 IFC Paraguay Loan Agreement.

4.          2008 IFC Panama Loan Agreement: means that certain Loan Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc., as borrowers and IFC, as lender.

5.          2008 IFC Paraguay Loan Agreement: means that certain Loan Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, between UABL Paraguay, as borrower and IFC, as lender.

6.          2008 OFID Guarantee: means that certain Guarantee Agreement dated as of December 8, 2008 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrower under the 2008 OFID Loan Agreement.

7.          2008 OFID Loan Agreement: means that certain Loan Agreement dated as of November 28, 2008 as amended, restated, supplemented, or otherwise modified from time to time, between UABL Paraguay, as borrower, and OFID as lender.

8.          2011 Collateral Trust Agreement: means that certain Collateral Trust Agreement dated as of December 8, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among IFC, OFID, and Wilmington Trust, National Association.

9.          2011 IFC Guarantee: means that certain Guarantee Agreement dated as of December 8, 2011 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the 2011 IFC Loan Agreement.

10.          2011 IFC Loan Agreement: means that certain Loan Agreement dated as of December 2, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Paraguay and Riverpar S.A., as borrowers and IFC, as lender.

11.          2011 OFID Guarantee: means that certain Guarantee Agreement dated as of January 13, 2012 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the 2011 OFID Loan Agreement.

12.          2011 OFID Loan Agreement: means that certain Loan Agreement dated as of December 15, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Paraguay and Riverpar S.A., as borrowers and OFID, as lender.

13.          2021 Noteholders: means the holders of the 2021 Notes.

14.          2021 Notes: means the 8.875% First Preferred Ship Mortgage Notes due 2021 issued pursuant to the 2021 Notes Indenture.

15.          2021 Note Claims: means all Claims arising under, or related to the 2021 Notes.

16.          2021 Notes Indenture: means the Indenture dated as of June 10, 2013 by and among Parent, the Subsidiary Guarantors named therein, the Pledgors named therein, and the 2021 Notes Indenture Trustee, as supplemented by that certain first Supplemental Indenture dated as of September 26, 2013 and as further amended, supplemented, or otherwise modified from time to time.

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17.          2021 Notes Indenture Trustee: means Manufacturers and Traders Trust Company, as trustee under the 2021 Notes Indenture, or its successor.

18.          Acceptable Ocean Sale: has the meaning ascribed to it in the Restructuring Support Agreement.

19.          Accrued Professional Compensation: means, at any given time, and regardless of whether such amounts are billed or unbilled, all accrued, contingent, and/or unpaid fees and expenses (including success fees) for legal, financial advisory, accounting, and other services, and reimbursement of expenses by any Professional that the Court has not, as of the Effective Date, denied by Final Order (i) all to the extent that any such fees and expenses have not been previously paid (regardless of whether a fee application has been filed for any such amount) and (ii) after applying the remaining balance of any retainer that has been provided by the Debtors to such Professional.  To the extent the Court denies or reduces by a Final Order any amount of a Professional's fees or expenses, then those reduced or denied amounts shall no longer constitute Accrued Professional Compensation.

20.          Adjusted Ocean Business Consideration: means the Ocean Business Consideration minus the True-Up Amount; provided that nothing in this definition or the definition of Ocean Business Consideration shall be interpreted to provide that the True-Up Amount be deducted more than once.

21.          Administrative Claim: means any right to payment constituting a cost or expense of administration of the Reorganization Cases of a kind specified under section 503(b) of the Bankruptcy Code and entitled to priority under sections 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including, but not limited to, (i) any actual and necessary costs and expenses of preserving the Estates, (ii) any actual and necessary costs and expenses of operating the Plan Debtors' businesses, (iii) any indebtedness or obligations assumed by the Plan Debtors in connection with the conduct of its businesses, (iv) all compensation and reimbursement of expenses of Professionals to the extent awarded by the Court under sections 330, 331 or 503 of the Bankruptcy Code, (v) any fees or charges assessed against the Estates under section 1930 of title 28 of the United States Code, and (vi) any Claim for goods delivered to the Plan Debtors within twenty (20) days of the Commencement Date and entitled to administrative priority pursuant to section 503(b)(9) of the Bankruptcy Code.

22.          Allowed: means, (i) with respect to any Claim, (a) following the Claims Objection Deadline, any Claim as to which no objection or request for estimation has been filed prior to the Claims Objection Deadline, (b) a Claim that has been expressly allowed by Final Order, (c) a Claim as to which the applicable Debtor or Reorganized Debtor agrees to the amount and/or priority thereof in writing, (d) a Claim that is expressly allowed pursuant to the terms of this Plan, or (e) a Claim that is listed in the Schedules (to the extent the Debtors file Schedules in the Reorganization Cases) as liquidated, non-contingent, and undisputed and (ii) with respect to any Equity Interest, such Equity Interest is reflected as outstanding in the stock transfer ledger or similar register of the applicable Debtor on the Record Date and is not subject to any objection or challenge.  If a Claim or Equity Interest is Allowed only in part, any provisions hereunder with respect to Allowed Claims or Allowed Equity Interests are applicable solely to the Allowed portion of such Claim or Equity Interest.

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23.          Ballots: means each of the ballots distributed with the Disclosure Statement to each holder of an Impaired Claim that is entitled to vote to accept or reject the Plan.

24.          Bankruptcy Code: means title 11, United States Code, 11 U.S.C. § 101 et seq., as in effect with respect to the Reorganization Cases.

25.          Bankruptcy Rules: means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and local rules of the Court, as the context may require, as in effect with respect to the Reorganization Cases.

26.          Bar Date Order: has the meaning set forth in Article VI.A.a.

27.          Business Day: means any day on which commercial banks are open for business, and not authorized to close, in New York, New York, except any day designated as a legal holiday by Bankruptcy Rule 9006(a).

28.          Cash: means legal tender of the United States of America.

29.          Causes of Action: means any and all claims, causes of actions, cross-claims, counterclaims, third-party claims, indemnity claims, reimbursement claims, contribution claims, defenses, demands, rights, actions, debts, damages, judgments, remedies, Liens, indemnities, guarantees, suits, obligations, liabilities, accounts, offsets, recoupments, powers, privileges, licenses, and franchises of any kind or character whatsoever, known or unknown, contingent or noncontingent, matured or unmatured, suspected or unsuspected, disputed or undisputed, foreseen or unforeseen, direct or indirect, choate or inchoate, whether arising before, on, or after the Commencement Date, including through the Effective Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law.  For the avoidance of doubt, the term "Causes of Action" shall include: (i) all rights of setoff, counterclaim, or recoupment and claims on contracts or for breaches of duties imposed by law or in equity, (ii) the right to object to Claims, (iii) all claims pursuant to sections 362, 510, 542, 543, 544 through 550, 552 or 553 of the Bankruptcy Code, (iv) all claims and defenses, including fraud, mistake, duress, and usury and any other defenses set forth in section 558 of the Bankruptcy Code, and (v) any state law fraudulent transfer claims.

30.          Claim: means a "claim" against any Plan Debtor, as such term is defined in section 101(5) of the Bankruptcy Code.

31.          Claims Objection Deadline: means the first Business Day that is the later of (i) one-hundred eighty (180) days after the Effective Date, (ii) ninety (90) days from the date by which a holder of a Claim is required to file a proof of Claim pursuant to an order of the Court, or (iii) such other later date the Court may establish upon a motion by the Debtors or the Reorganized Debtors, which motion may be approved without a hearing and without notice to any party.

32.          Class: means a group of Claims or Equity Interests classified under the Plan.

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33.          Collateral: means any property, or interest in property, of the Estate subject to a Lien to secure the payment or performance of a Claim, which Lien has not been avoided or is not subject to avoidance under the Bankruptcy Code or is not otherwise invalid under the Bankruptcy Code or applicable law.

34.          Commencement Date: means the date on which the Debtors commenced the Reorganization Cases.

35.          Confirmation: means the entry of the Confirmation Order on the docket of the Reorganization Cases.

36.          Confirmation Date: means the date of Confirmation.

37.          Confirmation Hearing: means the hearing held by the Court pursuant to Bankruptcy Rule 3020(b)(2) and section 1128 of the Bankruptcy Code, including any adjournments thereof, at which the Court will consider confirmation of the Plan.

38.          Confirmation Order: means the order entered by the Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

39.          Consolidated Debtors: means (i) in the case of a Parent-Included Plan, the Plan Debtors or (ii) in the case of a Parent-Excluded Plan, the Plan Debtors other than Cornamusa.

40.          Cornamusa: means Corporacion de Navegacion Mundial S.A.

41.          Court: means (i) the United States Bankruptcy Court for the Southern District of New York, (ii) to the extent there is no reference pursuant to section 157 of title 28 of the United States Code, the United States District Court for the Southern District of New York, and (iii) any other court having jurisdiction over the Reorganization Cases or proceedings arising therein.

42.          Cure Claim: means a Claim in an amount equal to all unpaid monetary obligations under an Executory Contract or Unexpired Lease assumed by a Plan Debtor pursuant to section 365 of the Bankruptcy Code, to the extent such obligations are enforceable under the Bankruptcy Code and applicable non-bankruptcy law.  Any Cure Claim to which the holder thereof disagrees with the priority and/or amount thereof as determined by the Plan Debtors shall be deemed a Disputed Claim under this Plan.

43.          Debt Service Reserve Accounts: means those certain deposit accounts established pursuant to the terms of the IFC-OFID Loan Agreements at Wilmington Trust Company, as successor to M&T Trust Company of Delaware, with funds held in trust for the benefit of IFC and OFID.

44.          Debt Service Reserve Account Balance: means any and all Cash held in the Debt Service Reserve Accounts as of the Effective Date.

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45.          Debtors: means, collectively, the Parent, the River Business Debtors, the River Business Holding Company Debtors, and, solely in the case of a Parent-Excluded Plan, Cornamusa.

46.          Definitive Documents: has the meaning ascribed to it in the Restructuring Support Agreement.

47.          Disclosure Statement: means the Disclosure Statement for Debtors' Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, in furtherance of this Plan.

48.          Disputed: means, with respect to any Claim or Equity Interest, other than a Claim or Equity Interest that has been Allowed pursuant to the Plan or a Final Order, a Claim or Equity Interest (i) that is listed in the Schedules (to the extent the Debtors file Schedules in the Reorganization Cases) as unliquidated, contingent, or disputed, and as to which no request for payment or proof of Claim or Equity Interest has been filed, (ii) as to which a proper and timely request for payment or proof of Claim or Equity Interest has been filed, but with respect to which an objection or request for estimation has been filed and has not been withdrawn or determined by a Final Order, (iii) as to which a request for payment was required to be filed but as to which a request for payment was not properly filed, (iv) that is disputed in accordance with the provisions of the Plan, or (v) that is otherwise disputed by the Debtors or the Reorganized Debtors upon notice to the holder of such Claim or Equity Interest.

49.          Effective Date: means the date, selected by the Debtors, in consultation with New Holdco, which is the first Business Day that is not a designated legal holiday in Argentina, on which (a) all of the conditions to the occurrence of the Effective Date specified in Article IX.A have been satisfied or waived in accordance with Article IX.B and (b) no stay of the Confirmation Order is in effect.

50.          Entity: means an "entity" as such term is defined in section 101(15) of the Bankruptcy Code.

51.          Equity Interest: means any "equity security" (as such term is defined in section 101(16) of the Bankruptcy Code) in the Plan Debtors, including any issued or unissued share of common stock, preferred stock, or other instrument evidencing an ownership interest in the Debtors, whether or not transferable, and any option, warrant, or right, contractual or otherwise, to acquire any such interest in the Debtors that existed immediately prior to the Effective Date, and any Claim against the Debtors subordinated pursuant to section 510(b) of the Bankruptcy Code.

52.          Estate(s): means, individually, the estate of any of the Debtors and, collectively, the estates of all of the Debtors created under section 541 of the Bankruptcy Code.

53.          Executory Contract: means a contract to which any Plan Debtor is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

54.          Existing Common Stock: mean Existing Cornamusa Common Stock or Existing River Business Holding Company Common Stock, as the case may be.

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55.          Existing Cornamusa Common Stock:  means shares of common stock of Cornamusa that are authorized, issued, and outstanding prior to the Effective Date.

56.          Existing River Business Holding Company Common Stock: means, collectively, for each River Business Holding Company, shares of common stock of such River Business Holding Company that are authorized, issued, and outstanding prior to the Effective Date.

57.          Fee Claim: means a Claim for Accrued Professional Compensation.

58.          Fee Claims Escrow Account: means the account established on the Effective Date pursuant to Article IV.N.

59.          Final Order: means an order or judgment of the Court which has not been modified, amended, reversed, vacated, or stayed, and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or motion for new trial, stay, reargument, or rehearing shall then be pending or (b) if an appeal, writ of certiorari, new trial, stay, reargument, or rehearing thereof has been sought, such order or judgment of the Court shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, stay, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing shall have expired, as a result of which such order shall have become final in accordance with Bankruptcy Rule 8002; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.

60.          General Unsecured Claim: means any Generic General Unsecured Claim against any Plan Debtor other than Cornamusa.

61.          General Unsecured Claim – Cornamusa: means any Generic General Unsecured Claim against Cornamusa.

62.          Generic General Unsecured Claim: means any Claim that is not Secured or entitled to priority under the Bankruptcy Code or an order of the Court, including without limitation any Claim arising under a guarantee and any Claim arising from the rejection of an Executory Contract or Unexpired Lease under section 365 of the Bankruptcy Code.

63.          Governmental Unit: has the meaning set forth in section 101(27) of the Bankruptcy Code.

64.          IFC: means International Finance Corporation.

65.          IFC Parent Guarantee: means the Enforcement Shortfall Guarantee, dated as of December 2, 2011 between Parent and IFC.

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66.          IFC-OFID 2008 Security Trustee: means Wilmington Trust, National Association as security trustee under the 2008 Collateral Trust Agreement or its successor.

67.          IFC-OFID 2011 Security Trustee: means Wilmington Trust, National Association as security trustee under the 2011 Collateral Trust Agreement or its successor.

68.          IFC-OFID Debt Purchase Agreement: means the agreement (attached hereto as Exhibit 1), dated as of November 23, 2016, among IFC, OFID, UABL Limited, and Thurston Shipping Inc, as it may be amended, modified, or supplemented by the parties thereto in accordance with the terms of such agreement, related to the purchase from IFC and OFID of debt under the IFC-OFID Loan Agreements owed to IFC and OFID by the borrowers under the IFC-OFID Loan Agreements, which IFC-OFID Debt Purchase Agreement shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.

69.          IFC-OFID Guarantees: means collectively the 2008 IFC Guarantee, the 2008 OFID Guarantee, the 2011 IFC Guarantee, and the 2011 OFID Guarantee.

70.          IFC-OFID Loan Agreements: means collectively the 2008 IFC Panama Loan Agreement, the 2008 IFC Paraguay Loan Agreement, the 2008 OFID Loan Agreement, the 2011 IFC Loan Agreement, and the 2011 OFID Loan Agreement, and the IFC-OFID Guarantees.

71.          IFC-OFID Loan Claims: means all Claims arising under, or related to the IFC-OFID Parent Guarantees, the IFC-OFID Loan Agreements, and the swap termination amounts related thereto.

72.          IFC-OFID Parent Guarantees: means collectively, the IFC Parent Guarantee and the OFID Parent Guarantee.

73.          IFC-OFID Security Trustees: means collectively, the IFC-OFID 2008 Security Trustee together with the IFC-OFID 2011 Security Trustee.

74.          Impaired: means, when used with respect to Claims or Equity Interests, Claims or Equity Interests that are "impaired" within the meaning of section 1124 of the Bankruptcy Code.

75.          Initial IFC/OFID Cash Recovery: has the meaning ascribed to it in the Restructuring Support Agreement.

76.          Initial Noteholder Cash Recovery: has the meaning ascribed to it in the Restructuring Support Agreement.

77.          Insured Claim: means any Claim or portion of a Claim that is, or may be, insured under any of the Plan Debtors' insurance policies.

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78.          Intercompany Claim: means any Claim against a Plan Debtor by a direct or indirect subsidiary, a direct or indirect parent, or an affiliate of a Debtor.

79.          Investment Agreement: means that certain agreement (attached hereto as Exhibit 2), dated as of November 23, 2016, between and among Parent, River Business Holding Company Debtors, New Holdco 1, New Holdco 2, and Southern Cross pursuant to which (a) if the Offshore Lenders have not entered into the Offshore Lender Agreement prior to the Voting Deadline, Sparrow will provide the Sparrow Investment in consideration for 100% ownership of the River Business free and clear of any and all claims, interests, liens, and encumbrances, including, without limitation, claims, interests, liens, and encumbrances of the 2021 Noteholders, the 2021 Notes Indenture Trustee, IFC, OFID, the IFC-OFID Security Trustees, and the Offshore Lenders, and of such other claims, interests, liens, and encumbrances as provided for in such agreement and (b) if the Offshore Lenders have entered into the Offshore Lender Agreement prior to the Voting Deadline, Sparrow will provide the Sparrow Investment in consideration for  (i) 100% ownership of the River Business free and clear of any and all claims, interests, liens, and encumbrances, including, without limitation, claims, interests, liens, and encumbrances of the 2021 Noteholders, the 2021 Notes Indenture Trustee, IFC, OFID, the IFC-OFID Security Trustees, and the Offshore Lenders, and of such other claims, interests, liens, and encumbrances as provided for in such agreement, and (ii) in the case of a Parent-Included Plan, the Offshore Business in accordance with the terms and conditions set forth in the Investment Agreement.  The Sparrow River Investment shall be used to fund distributions under the Plan.  In the case of a Parent-Included Plan, the Sparrow Offshore Investment will be used to provide equity to the Offshore Business on the terms and conditions set forth in the Investment Agreement.

80.          Lien: has the meaning set forth in section 101(37) of the Bankruptcy Code.

81.          Majority Supporting Noteholders: has the meaning set forth in the Restructuring Support Agreement.

82.          Management Agreements: means the employment agreements identified in the Plan Supplement.

83.          New Common Stock: means (i) in the case of a Parent-Included Plan, New River Business Holding Company Common Stock and (ii) in the case of a Parent-Excluded Plan, collectively, New Cornamusa Common Stock and New River Business Holding Company Common Stock.

84.          New Cornamusa Common Stock: means the shares of common stock of Reorganized Cornamusa to be authorized and issued hereunder or for purposes specified herein in the case of a Parent-Excluded Plan.

85.          New Holdco: means (i) in the case of a Parent-Included Plan, collectively, New Holdco 1 and New Holdco 2 and (ii) in the case of a Parent-Excluded Plan, New Holdco 1.

86.          New Holdco 1: means Sparrow River Investments Ltd.

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87.          New Holdco 2: means Sparrow Offshore Investments Ltd.

88.          New River Business Holding Company Common Stock: means, collectively, for each Reorganized River Business Holding Company Debtor, the shares of common stock to be authorized and issued hereunder or for purposes specified herein.

89.          Ocean Administrative Services Agreement: means, if requested by the Supermajority Supporting Noteholders, an agreement between UABL S.A. and Ocean Business Transferee pursuant to which UABL S.A. will provide certain administrative services to Ocean Business Transferee following an Ocean Business Hand Over, which agreement shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.

90.          Ocean Business: has the meaning ascribed to it in the Restructuring Support Agreement.

91.          Ocean Business Consideration: has the meaning ascribed to it in the Restructuring Support Agreement.

92.          Ocean Business Election Deadline: means the earlier of (i) ten calendar days prior to the Ocean Business Sale Deadline and (ii) February 28, 2017.

93.          Ocean Business Entities: means Mondalva Shipping Inc. and Palmdeal Shipping Inc.

94.          Ocean Business Equity: means the equity interests in the Ocean Business Entities.

95.          Ocean Business Hand Over: has the meaning set forth in Article VI.B.(c) hereto.

96.          Ocean Business Retention: has the meaning set forth in Article VI.B.(c) hereto.

97.          Ocean Business Sale Deadline: has the meaning ascribed to it in the Restructuring Support Agreement.

98.          Ocean Business Subsequent Proceeds: means if the Ocean Business Consideration is satisfied on the Effective Date by a transfer of the Ocean Business Equity, the net proceeds (net of cost of sale and taxes) of any subsequent sale of all or substantially all of the assets or equity of the Ocean Business.

99.          Ocean Business Transferee: has the meaning set forth in Article VI.B.(c) hereto.

100.          Ocean Business Transferee Equity: means the equity interests in the Ocean Business Transferee.

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101.          Offshore Administrative Services Agreement: means an agreement between UABL S.A. and Offshore Business Holding Company, pursuant to which UABL S.A. will provide certain administrative services to Offshore Business Holding Company on and after the Effective Date.

102.          Offshore Business: means the Offshore Business Entities and all of their respective assets.

103.          Offshore Business Holding Company: means UP Offshore (Bahamas) Ltd.

104.          Offshore Business Entities: means the Offshore Business Holding Company and all its direct and indirect subsidiaries.

105.          Offshore Lender Agreement: means an agreement among the Offshore Lenders, Parent, and certain of its subsidiaries that are part of the Offshore Business, which agreement provides, inter alia, for the release, waiver, and discharge by the Offshore Lenders of all their Claims against Parent and the River Business, including without limitation, the Offshore Lender Cornamusa Claim and the Offshore Lender Parent Claims.

106.          Offshore Lender Cornamusa Claim: means a Claim against Cornamusa arising under the Offshore Lender Cornamusa Guarantee.

107.          Offshore Lender Cornamusa Guarantee: means the guarantee obligations of Cornamusa under that loan agreement, dated as of December 9, 2010, by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Parent, Glasgow Shipping Inc., Zubia Shipping Inc. and Cornamusa, as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee.

108.          Offshore Lender Parent Claim: means a Claim against Parent arising under an Offshore Lender Parent Guarantee.

109.          Offshore Lender Parent Guarantee: means each of the guarantees set forth on Schedule A hereto.

110.          Offshore Lenders: means each of the lenders described in the Offshore Loan Agreements.

111.          Offshore Loan Agreements: means each of the loan agreements set forth on Schedule B hereto.

112.          OFID: means The OPEC Fund for International Development.

113.          OFID Parent Guarantee: means the Enforcement Shortfall Guarantee, dated as of December 2, 2011 between Parent and IFC.

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114.          Other Intercompany Claim: means any Intercompany Claim except any River Business Intercompany Claims.

115.          Other Priority Claim: means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code, other than (i) an Administrative Claim or (ii) a Priority Tax Claim.

116.          Other Secured Claim: means any Claim that is Secured, other than a 2021 Note Claim, an IFC-OFID Loan Claim, or an Offshore Lender Parent Claim.

117.          Other UP Entities: means Parent and all its direct and indirect subsidiaries other than the Ocean Business Entities.

118.          Parent: means Ultrapetrol (Bahamas) Limited.

119.          Parent-Excluded Plan:  means the Plan in the event the Offshore Lenders do not enter into the Offshore Lender Agreement prior to the Voting Deadline.

120.          Parent-Included Plan: means the Plan in the event the Offshore Lenders enter into the Offshore Lender Agreement prior to the Voting Deadline.

121.          Person: means any individual, corporation, partnership, limited liability company, association, indenture trustee, organization, joint stock company, joint venture, estate, trust, Governmental Unit or any political subdivision thereof, or any other Entity.

122.          Plan: means this Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, together with all addenda, exhibits, schedules, or other attachments, if any, including the Plan Supplement, each of which is incorporated herein by reference, and as may be amended, modified, or supplemented from time to time in accordance with the terms herein and in the Restructuring Support Agreement, as applicable.

123.          Plan Debtors: means either (i) the Debtors in the case of a Parent-Included Plan or (ii) the River Business Holding Company Debtors, the River Business Debtors, and Cornamusa in the case of a Parent-Excluded Plan.

124.          Plan Scheduling Motion: means the motion filed by the Debtors, substantially contemporaneously with the filing of the Reorganization Cases, seeking entry of an order (a) scheduling an objection deadline and combined hearing on the Debtors' Disclosure Statement and Plan Confirmation, (b) approving the form and notice of the Confirmation Hearing, (c) establishing procedures for objections to the Disclosure Statement and the Plan, (d) approving Solicitation Procedures, and (e) granting related relief.

125.          Plan Supplement: means the supplemental appendix to the Plan, described in Section X.I of the Plan which shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to the Plan Debtors, Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.

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126.          Priority Tax Claim: means any Claim that is entitled to priority in right of payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code.

127.          Pro Rata: means, with respect to any Claim, the proportion that the amount of such Claim bears to the aggregate amount of all Claims (including Disputed Claims) in the applicable Class, unless the Plan provides otherwise.

128.          Professional: means any professional employed or retained in the Reorganization Cases pursuant to sections 327 or 328 of the Bankruptcy Code.

129.          Record Date: means, for purposes of making distributions under the Plan, the Confirmation Date.

130.          Reinstated: means, with respect to a Claim, (a) in accordance with section 1124(1) of the Bankruptcy Code, being treated such that the legal, equitable, and contractual rights to which such Claim entitles its holder are left unaltered, or (b) if applicable under section 1124 of the Bankruptcy Code: (i) having all prepetition and postpetition defaults with respect thereto other than defaults relating to the insolvency or financial condition of the applicable Debtor or its status as debtor under the Bankruptcy Code cured, (ii) having its maturity date reinstated, (iii) compensating the holder of such Claim for damages incurred as a result of its reasonable reliance on a provision allowing the Claim's acceleration, and (iv) not otherwise altering the legal, equitable, and contractual rights to which the Claim entitles the holder thereof.

131.          Rejection Damage Claims: means Claims for damages arising from the rejection of Executory Contracts or Unexpired Leases.  Unless otherwise agreed to in writing by the Debtors, all Rejection Damage Claims shall be deemed Disputed Claims.

132.          Rejection Notice: means a notice of an Executory Contract or Unexpired Lease to be rejected under the Plan pursuant to section 365 of the Bankruptcy Code which notice shall include (i) the procedures for objection to proposed rejection of Executory Contracts and Unexpired Leases, (ii) the procedures for filing Rejection Damage Claims, and (iii) procedures for resolution by the Court of any related disputes.

133.          Rejection Schedule: means a schedule, if any, of Executory Contracts and Unexpired Leases to be rejected pursuant to the Plan and the effective date of such rejection, which will be filed no later than five (5) Business Days before the deadline to object to the Plan.

134.          Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time during the Reorganization Cases) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

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135.          Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (c) IFC, (d) OFID; (e) Sparrow; (f) Southern Cross; (g) New Holdco; (h) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (i) with respect to each of the foregoing Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

136.          Reorganization Case(s): means (a) when used with reference to a particular Debtor, the case under chapter 11 of the Bankruptcy Code commenced by such Debtor in the Court and (b) when used with reference to all Debtors, the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Court.

137.          Reorganized: means, with respect to a Plan Debtor, the successor to such Plan Debtor on and after the Effective Date.

138.          Restated Bylaws: means the respective amended and restated bylaws or equivalent documents, as applicable, of each of the Reorganized Debtors to be adopted on the Effective Date.

139.          Restated Charters: means the respective amended and restated corporate charters, certificates of incorporation, or equivalent organizational documents, as applicable, of each of the Reorganized Debtors to be adopted and filed by the Reorganized Debtors in their respective jurisdictions of incorporation, formation, or organization on the Effective Date.

140.          Restructuring Support Agreement: means the agreement (including all exhibits thereto) (attached as Exhibit 3 hereto), dated as of November 18, 2016, among the Debtors, IFC, OFID, certain holders of the 2021 Note Claims, Sparrow, and Southern Cross, as it may be amended, modified, or supplemented by the parties thereto in accordance with the terms of such agreement.

141.          River Business:  means the River Business Entities and all of their respective assets including without limitation, vessels (including without limitation barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property, but excluding the Ocean Business.

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142.          River Business Debtors: means Oceanpar S.A.; Dampierre Holdings Spain, S.A.; Cedarino S.A.; Thurston Shipping Inc.; UABL Limited; Ultrapetrol S.A.; UABL S.A.; Parfina S.A.; Parabal S.A.; UABL Paraguay; Compañia Paraguaya De Transporte Fluvial S.A.; Arlene Investments, Inc.; Brinkley Shipping Inc.; Danube Maritime Inc.; Dingle Barges Inc.; General Ventures Inc.; Palmdeal Shipping Inc.; Riverview Commercial Corp.; Marine Financial Investment Corp.; UABL Barges (Panama) Inc.; UABL Towing Services S.A.; Eastham Barges Inc.; Riverpar S.A.; Hallendale Commercial Corp.; Longmoor Holdings Inc.; and Regal International Investments S.A.

143.          River Business Entities: means the River Business Holding Company Debtors and all of their direct and indirect subsidiaries.

144.          River Business Holding Company Debtors: means collectively Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB (Panama) Inc., and UP River (Holdings) Ltd.

145.          River Business Intercompany Claims: means any Intercompany Claim held by any River Business Entity.

146.          Sale Transaction: has the meaning set forth in Article IV.E.1 hereto.

147.          Schedules: means, to the extent the Court has not waived the requirement to file the Schedules, the schedules of assets and liabilities, statements of financial affairs, and lists of holders of Claims and Equity Interests, filed with the Court by the Debtors, including any amendments or supplements thereto.

148.          Secured: means when referring to a Claim: (a) secured by a Lien on property in which the Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or (b) otherwise Allowed pursuant to the Plan as a Claim that is Secured.

149.          Solicitation Procedures: means the procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan.

150.          Southern Cross: means Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P.

151.          Sparrow: means, collectively, Sparrow Capital Investments Ltd. and Sparrow Sub.

152.          Sparrow Investment: means (i) in the case of a Parent-Included Plan, the sum of the Sparrow River Investment plus the Sparrow Offshore Investment and (ii) in the case of a Parent-Excluded Plan, the Sparrow River Investment.

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153.          Sparrow Offshore Investment: means $2.5 million in Cash.

154.          Sparrow River Investment: means $73 million in Cash.

155.          Sparrow Sub: means Sparrow CI Sub Ltd.

156.          Supermajority Supporting Noteholders: means the 2021 Noteholders holding in the aggregate at least 90% of the aggregate principal amount of the 2021 Notes held by all Supporting Noteholders.

157.          Supporting Noteholders: has the meaning set forth in the Restructuring Support Agreement.

158.          True-Up Amount: has the meaning set forth in the Restructuring Support Agreement.

159.          UABL Paraguay: means UABL Paraguay S.A.

160.          Unexpired Lease: means a lease to which any Plan Debtor is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

161.          Unimpaired: means any Class of Claims or Equity Interests that is not Impaired under the Plan within the meaning of section 1124 of the Bankruptcy Code.

162.          U.S. Trustee: means the United States Trustee for the Southern District of New York.

163.          Voting Deadline: means the date set forth in the Disclosure Statement as the deadline for submitting Ballots to either accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code.

164.          Voting Record Date: means the date set forth in the Disclosure Statement to identify the holders of claims eligible to vote on the Plan.

B.	Interpretation, Application of Definitions, and Rules of Construction.

Except as expressly provided herein, each capitalized term used in the Plan shall either have (i) the meaning ascribed to such term in Article I or (b) if such term is not defined in Article I, but such term is defined in the Bankruptcy Code or Bankruptcy Rules, the meaning ascribed to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.  Meanings of capitalized terms shall be equally applicable to both the singular and plural forms of such terms.  The words "herein," "hereof," and "hereunder" and other words of similar import refer to the Plan as a whole (and, for the avoidance of doubt, the Plan Supplement) and not to any particular section or subsection in the Plan unless expressly provided otherwise.  The words "includes" and "including" are not limiting and mean that the things specifically identified are set forth for purposes of illustration, clarity or specificity and do not in any respect qualify, characterize or limit the generality of the class within which such things are included.  Captions and headings to articles, sections and exhibits are inserted for convenience of reference only, are not a part of this Plan, and shall not be used to interpret this Plan.  The rules of construction set forth in section 102 of the Bankruptcy Code shall apply to this Plan.

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C.	Computation of Time.

Except as otherwise specifically provided in the Plan, in computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

ARTICLE II.
 ADMINISTRATIVE CLAIMS AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Fee Claims, and Priority Tax Claims, each as described below, have not been classified and thus are excluded from the classes of Claims and Equity Interests set forth in Article III.

A.	Administrative Claims (Other Than Fee Claims).

Each holder of an Allowed Administrative Claim (other than an Administrative Claim that is a Fee Claim) as of the Effective Date shall receive (i) Cash in an amount equal to the amount of such Allowed Administrative Claim as soon as practicable after the later of (a) the Effective Date, if such Administrative Claim is Allowed as of the Effective Date, (b) thirty (30) calendar days after the date such Administrative Claim becomes an Allowed Administrative Claim, if such Administrative Claim is Disputed as of, or following, the Effective Date, or (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable, or (ii) such other treatment as the applicable Debtor and such holder shall have agreed in writing; provided, however, that Allowed Administrative Claims that arise in the ordinary course of the Debtors' business shall be paid in the ordinary course of business in accordance with the terms, and subject to the conditions, of any agreements governing, instruments evidencing, or other documents relating to, such transactions.

B.	Fee Claims.

(a)          Pre-Effective Date Fees and Expenses.

Each holder of an Allowed Fee Claim as of the Effective Date shall receive (i) Cash in an amount equal to the amount of such Fee Claim as soon as practicable after the later of (a) the Effective Date, if such Administrative Claim is Allowed as of the Effective Date, (b) thirty (30) days after the date such Administrative Claim becomes an Allowed Administrative Claim, if such Administrative Claim is Disputed as of, or following, the Effective Date, or (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable, or (ii) such other treatment as the applicable Debtor and such holder shall have agreed in writing

(b)          Post-Effective Date Fees and Expenses.

The Reorganized Debtors shall pay in Cash the reasonable legal, professional, or other fees and expenses incurred by the Debtors' Professionals on and after the Effective Date, in the ordinary course of business, and without any further notice to, or action, order, or approval of the Court.  Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and Professionals may be employed and paid in the ordinary course of business without any further notice to, or action, order, or approval of, the Court.

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C.	Priority Tax Claims.

Each holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive, at the option of the applicable Plan Debtor, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Priority Tax Claim, one of the following treatments: (i) payment in full in Cash as soon as practicable after the Effective Date in the amount of such Allowed Priority Tax Claim, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); (ii) payment in full in Cash, payable in equal Cash installments made on a quarterly basis in accordance with section 1129(a)(9)(C) of the Bankruptcy Code, over a period not to exceed five (5) years following the Commencement Date, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); or (iii) such other treatment as may be agreed upon by such holder and the applicable Plan Debtor or Reorganized Debtor or otherwise determined upon a Final Order of the Court.  Priority Tax Claims incurred by the Plan Debtors in the ordinary course of business may be paid in the ordinary course of business in accordance with such applicable terms and conditions relating thereto in the discretion of the applicable Plan Debtor or Reorganized Debtor without further notice to or order of the Bankruptcy Court.

D.	U.S. Trustee Fees.

Notwithstanding anything to the contrary contained herein, on the Effective Date, the Plan Debtors shall pay, in full, in Cash, any fees due and owing to the U.S. Trustee at the time of Confirmation.  On and after the Effective Date, the Reorganized Debtors shall be responsible for filing required post-confirmation reports and paying quarterly fees due to the U.S. Trustee for the Reorganized Debtors until the entry of a final decree in the Reorganization Cases or until the Reorganization Cases are converted or dismissed.

E.	Special Provisions Regarding Fees and Expenses of 2021 Notes Indenture Trustee, IFC-OFID Security Trustees, Registrar and Paying Agent.

The reasonable prepetition and postpetition fees and expenses of each of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, the Registrar (as defined in the 2021 Notes Indenture), and the Paying Agent (as defined in the 2021 Notes Indenture), solely in connection with their performance of their duties and to the extent set forth in Section 3(h) of the Restructuring Support Agreement, (i) shall be paid in the ordinary course of business in accordance with, and subject to the conditions, of the Restructuring Support Agreement and any agreements governing, instruments evidencing, or other documents relating to, such transactions, (ii) shall be deemed Allowed Administrative Claims, and (iii) to the extent not previously paid directly by the Debtors pursuant to the Restructuring Support Agreement, shall be paid in Cash on the Effective Date, or as soon thereafter as is reasonably practicable, upon submission of the documented invoices (in customary form) to the Debtors, subject to a review for reasonableness by the Debtors, without the necessity of making application to the Bankruptcy Court.

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Each charging lien of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar and Paying Agent, if any, shall be discharged solely upon payment in full of the respective fees and expenses of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar or Paying Agent, as applicable, and termination of the duties of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar or Paying Agent, as applicable.  Nothing herein shall be deemed to impair, waive, or discharge any charging liens of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar, or Paying Agent for any fees and expenses not paid previously.

ARTICLE III.
CLASSIFICATION AND TREATMENT OF
 CLAIMS AND EQUITY INTERESTS

A.	Classification of Claims and Equity Interests.

Except for those Claims addressed in Article II, all Claims and Equity Interests are placed in the Classes set forth below.  A Claim or Equity Interest is placed in a particular Class solely to the extent that the Claim or Equity Interest falls within the description of that Class, and the portion of a Claim or Equity Interest which does not fall within such description shall be classified in another Class or Classes to the extent that such portion falls within the description of such other Class or Classes.  A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan solely to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled before the Effective Date.

B.	Record Date.

As of the close of business on the Record Date, the claims register (for Claims) and transfer ledger (for Equity Interests) shall be closed, and there shall be no further changes in the record holders of any Claims or Equity Interests.  The Reorganized Debtors shall have no obligation to, but may, in consultation with New Holdco, recognize any transfer of any Claims or Equity Interests occurring after the Record Date.  The Reorganized Debtors shall instead be entitled to recognize and deal for purposes under the Plan with only those record holders stated on the claims register (for Claims) and transfer ledgers (for Equity Interests) as of the close of business on the Record Date.

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C.	Summary of Classification and Class Identification.

Below is a chart identifying Classes of Claims and Equity Interests, a description of whether each Class is Impaired, and each Class's voting rights with respect to the Plan.

(i)	Classes With Identical Treatment in Parent-Included Plan and Parent-Excluded Plan

Class	Claim or Equity Interest	Status	Voting Rights
1	Other Priority Claims	Unimpaired	Presumed to Accept
2	Other Secured Claims	Unimpaired	Presumed to Accept
3	2021 Note Claims	Impaired	Entitled to Vote
4	IFC-OFID Loan Claims	Impaired	Entitled to Vote
5	General Unsecured Claims	Unimpaired	Presumed to Accept
6	River Business Intercompany Claims	Unimpaired	Presumed to Accept
7	Equity Interests in River Business Holding Company Debtors	Impaired	Consented to Treatment (Presumed to Accept)
8	Equity Interest in River Business Debtors	Unimpaired	Presumed to Accept
9	Other Intercompany Claims	Impaired	Consented to Treatment (Presumed to Accept)

(ii)	Parent-Included Plan

Class	Claim or Equity Interest	Status	Voting Rights
10	Equity Interests in Parent	Unimpaired	Presumed to Accept
11	Offshore Lender Parent Claims	Impaired	Entitled to Vote

(iii)	Parent-Excluded Plan (Parent is not a Plan Debtor)

Class	Claim or Equity Interest	Status	Voting Rights
12	General Unsecured Claims – Cornamusa	Impaired	Entitled to Vote
13	Equity Interests in Cornamusa	Impaired	Consented to Treatment (Presumed to Accept)

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied, for the purposes of Confirmation, by acceptance of the Plan by an Impaired Class of Claims; provided, however, that in the event no holder of a Claim with respect to a specific voting Class timely submits a Ballot indicating acceptance or rejection of the Plan, such Class will be deemed to have accepted the Plan.  The Debtors hereby request that the Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Equity Interests.  The Debtors reserve the right to modify the Plan in accordance with Article IX.E hereof, including the right to withdraw the Plan with respect to one or more Debtors at any time before the Effective Date.

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D.	Treatment of Classified Claims and Equity Interests.

1.	Classes With Identical Treatment in Parent-Included Plan and Parent-Excluded Plan

(a)          Class 1 – Other Priority Claims.

i.          Classification: Class 1 consists of Other Priority Claims.

ii.          Treatment: Except to the extent that a holder of an Allowed Other Priority Claim agrees in writing to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive payment in Cash in an amount equal to such Allowed Other Priority Claim as soon as practicable after the later of (i) the Effective Date and (ii) thirty (30) days after the date when such Other Priority Claim becomes an Allowed Other Priority Claim.

iii.          Voting: Class 1 is Unimpaired, and each holder of a Class 1 Other Priority Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Class 1 Other Priority Claims are not entitled to vote to accept or reject the Plan.

(b)          Class 2 – Other Secured Claims.

i.          Classification: Class 2 consists of Other Secured Claims.

ii.          Treatment: Except to the extent that a holder of an Allowed Other Secured Claim agrees in writing to less favorable treatment, at the option of the applicable Debtor, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Other Secured Claim, each holder of an Allowed Other Secured Claim shall: (i) have its Allowed Other Secured Claim Reinstated by the applicable Plan Debtor and rendered Unimpaired, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim, if such interest is required to be paid pursuant to sections 506(b) and/or 1129(a)(9) of the Bankruptcy Code, as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim, or (iii) receive the Collateral securing its Allowed Other Secured Claim as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim.

iii.          Voting: Class 2 is Unimpaired, and each holder of a Class 2 Other Secured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Class 2 Other Secured Claims are not entitled to vote to accept or reject the Plan.

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(c)          Class 3 – 2021 Note Claims.

i.          Classification: Class 3 consists of 2021 Note Claims.

ii.          Treatment: Except to the extent that a holder of a 2021 Note Claim agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in its sole discretion, agree in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, the 2021 Note Claims, on the Effective Date, each holder of an Allowed 2021 Note Claim shall receive (i) its Pro Rata share of the Initial Noteholder Cash Recovery and (ii) its Pro Rata share of the Adjusted Ocean Business Consideration.  Notwithstanding the foregoing, to the extent that a holder of a 2021 Note Claim elects not to receive its Pro Rata share of Ocean Business Transferee Equity in the event of an Ocean Business Hand Over by delivering written notice of such election to the 2021 Notes Indenture Trustee and the Plan Debtors no later than three (3) Business Days after the Ocean Business Election Deadline in accordance with the Restructuring Support Agreement, such equity will be allocated pro rata among the remaining 2021 Noteholders.  Distributions among the holders of 2021 Note Claims shall be made solely on the basis of the 2021 Note Indenture.

iii.          Voting: Class 3 is Impaired.  Therefore, holders of Class 3 2021 Note Claims are entitled to vote to accept or reject the Plan.

(d)          Class 4 – IFC-OFID Loan Claims.

i.          Classification: Class 4 consists of IFC-OFID Loan Claims.

ii.          Treatment: Except to the extent that a holder of an IFC-OFID Loan Claim agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in their sole discretion, agree in writing to such other treatment, in accordance with the IFC-OFID Debt Purchase Agreement, in consideration for the assignment of the IFC-OFID Loan Agreements and IFC-OFID Loan Claims, on the Effective Date, each holder of an Allowed IFC-OFID Loan Claim shall receive (i) its Pro Rata share of the Initial IFC/OFID Cash Recovery, (ii) its Pro Rata share of the Debt Service Reserve Account Balance, and (iii) its Pro Rata share of the True-Up Amount; provided, however, that in the event of an Ocean Business Hand Over, each of IFC and OFID shall retain its respective right to its Pro Rata share of the True-Up Amount with respect to the Ocean Business Subsequent Proceeds promptly upon the subsequent sale of all or substantially all of the assets or equity of the Ocean Business.

iii.          Voting: Class 4 is Impaired.  Therefore, holders of Class 4 IFC-OFID Loan Claims are entitled to vote to accept or reject the Plan.

(e)          Class 5 – General Unsecured Claims.

i.          Classification: Class 5 consists of General Unsecured Claims.

ii.          Treatment: In full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed General Unsecured Claim, on the Effective Date, each holder of an Allowed General Unsecured Claim shall, at the discretion of the Debtors, and only to the extent such holder's Allowed General Unsecured Claim was not previously paid, pursuant to an order of the Court or otherwise: (a) have its Allowed General Unsecured Claim Reinstated as an obligation of the applicable Reorganized Debtor, and be paid in accordance with the ordinary course terms, (b) receive such other treatment as may be agreed between such holder and the applicable Reorganized Debtor, or (c) receive such other treatment that will render it Unimpaired pursuant to section 1124 of the Bankruptcy Code.

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iii.          Voting: Class 5 is Unimpaired.  Therefore, holders of Class 5 General Unsecured Claims are not entitled to vote to accept or reject the Plan.

(f)          Class 6 – River Business Intercompany Claims.

i.          Classification: Class 6 consists of River Business Intercompany Claims.

ii.          Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, River Business Intercompany Claims are Unimpaired by the Plan.  However, the Plan Debtors retain the right to eliminate, cancel, continue, waive, discharge, or adjust in full or in part any River Business Intercompany Claims as of the Effective Date, or as soon as practicable thereafter, in each case as agreed by the Plan Debtors and New Holdco.  No distribution shall be made under the Plan on Account of the River Business Intercompany Claims.

iii.          Voting: Class 6 is Unimpaired.  Therefore, holders of Class 6 River Business Intercompany Claims are not entitled to vote to accept or reject the Plan.

(g)          Class 7 – Equity Interests in River Business Holding Company Debtors.

i.          Classification: Class 7 consists of Equity Interests in River Business Holding Company Debtors.

ii.          Treatment: On the Effective Date, all Equity Interests in River Business Holding Company Debtors shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and holders of Equity Interests in River Business Holding Company Debtors shall not receive or retain any property under the Plan on account of such Equity Interests in River Business Holding Company Debtors.

iii.          Voting: Holders of Equity Interests in River Business Holding Company Debtors have consented to the treatment of their Interests, are deemed to consent to the Plan, and are not entitled to vote.

(h)          Class 8 – Equity Interests in River Business Debtors Other than Cornamusa.

i.          Classification: Class 8 consists of Equity in River Business Debtors.

ii.          Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, Equity Interests in River Business Debtors are Unimpaired by the Plan and the Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest.  No distribution shall be made under the Plan on Account of Equity Interests in River Business Debtors.

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iii.          Voting: Class 8 is Unimpaired.  Therefore, holders of Class 8 Equity Interests in River Business Debtors are not entitled to vote to accept or reject the Plan.

(i)          Class 9 – Other Intercompany Claims.

i.          Classification: Class 9 consists of Other Intercompany Claims.

ii.          Treatment: On the Effective Date, all Other Intercompany Claims shall be eliminated, cancelled, waived, and discharged, and shall receive no distribution under the Plan.

iii.          Voting: Holders of Other Intercompany Claims have consented to the treatment of their Other Intercompany Claims, are deemed to consent to the Plan, and are not entitled to vote.

2.	Parent-Included Plan

(a)          Class 10 – Equity Interests in Parent.

i.          Classification: Class 10 consists of Equity Interests in Parent.

ii.          Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, Equity Interests in Parent are Unimpaired by the Parent-Included Plan and the Parent-Included Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest.  No distribution shall be made under the Parent-Included Plan on account of Equity Interests in Parent.

iii.          Voting: Class 10 is Unimpaired.  Therefore, holders of Class 10 Equity Interests in Parent are not entitled to vote to accept or reject the Parent-Included Plan.

(b)          Class 11 – Offshore Lender Parent Claims

i.          Classification: Class 11 consists of Offshore Lender Parent Claims.

ii.          Treatment: In full and final satisfaction and discharge of the Offshore Lender Parent Claims, on the Effective Date (i) each Offshore Lender Parent Guarantee shall be canceled and (ii) the holders of Offshore Lender Parent Claims shall receive consideration pursuant to the Offshore Lender Agreement.

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iii.          Voting: Class 11 is Impaired and shall receive no distributions under the Parent-Included Plan.  Therefore, holders of Class 11 Offshore Lender Parent Claims are entitled to vote to accept or reject the Plan.2

3.	Parent-Excluded Plan (Parent is not a Plan Debtor)

(a)          Class 12 – General Unsecured Claims - Cornamusa.

i.          Classification: Class 12 consists of General Unsecured Claims – Cornamusa.

ii.          Treatment: Except to the extent that a holder of an Allowed Class 12 General Unsecured Claim – Cornamusa agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in its sole discretion, agree in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, its Allowed General Unsecured Claim – Cornamusa, on or as soon as practicable after the Effective Date, each holder of an Allowed General Unsecured Claim – Cornamusa shall receive 1.2% of the Amount of its Allowed Class 12 General Unsecured Claim – Cornamusa.

iii.          Voting: Class 12 is Impaired.  Therefore, holders of Class 12 General Unsecured Claims – Cornamusa are entitled to vote to accept or reject the Parent-Excluded Plan.

(b)          Class 13 – Equity Interests in Cornamusa.

i.          Classification: Class 13 consists of Equity Interests in Cornamusa.

ii.          Treatment: On the Effective Date, all Equity Interests in Cornamusa shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and the holder of Equity Interests in Cornamusa shall not receive or retain any property under the Parent-Excluded Plan on account of such Equity Interests in Cornamusa.

iii.          Voting: The holder of Equity Interests in Cornamusa has consented to the treatment of its Interests, is deemed to consent to the Parent-Excluded Plan, and is not entitled to vote.

E.	Special Provision Regarding Unimpaired Claims.

Except as otherwise specifically provided in this Plan, nothing herein shall be deemed to affect, diminish, or impair the Plan Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Unimpaired Claim, including, but not limited to, legal and equitable defenses to setoffs or recoupment against Unimpaired Claims.  Except as otherwise specifically provided in this Plan, nothing herein shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Commencement Date against, or with respect to, any Claim left Unimpaired by this Plan.

2.
The Parent-Included Plan is only implemented if the Offshore Lenders (including the holders of Class 11 Offshore Lender Parent Claims) enter into the Offshore Lender Agreement and vote to accept the treatment of their Class 11 Claims.

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Except as otherwise specifically provided in this Plan, the Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Reorganization Cases had not been commenced, and all of the Plan Debtors' legal and equitable rights with respect to any Reinstated Claim or Claim left Unimpaired by this Plan may be asserted by the applicable Reorganized Debtor after the Confirmation Date and the Effective Date to the same extent as if the Reorganization Cases had not been commenced.

ARTICLE IV.
 MEANS FOR IMPLEMENTATION OF THE PLAN

A.	Substantive Consolidation.

Solely for voting, confirmation, and distribution purposes under the Plan, the Consolidated Debtors are substantively consolidated for all purposes and actions associated with consummation of the Plan, including, without limitation, for purposes of voting and confirmation, and, solely for such purposes, on and after the Effective Date, (a) all assets and liabilities of the Consolidated Debtors shall be consolidated and treated as though they were merged into one estate, (b) all guarantees of any Consolidated Debtor of the obligations of any other Consolidated Debtor shall be eliminated so that any Claim against any Consolidated Debtor, any guarantee thereof executed by any other Consolidated Debtor, and any joint or several liability of any of the Consolidated Debtors shall be one obligation of the Consolidated Debtors, (c) each and every Claim filed or to be filed in the Reorganization Cases against any of the Consolidated Debtors shall be deemed filed against the Consolidated Debtors collectively and shall be one Claim against and, if and to the extent allowed, shall become one obligation of the Consolidated Debtors solely for purposes of distribution under the Plan, and (d) for all purposes associated with Confirmation, including, without limitation, for purposes of tallying acceptances and rejections of the Plan, the estates of the Consolidated Debtors shall be deemed to be one consolidated estate.  For the avoidance of doubt, after the Effective Date any Allowed Claim that is Reinstated under the Plan shall be an obligation solely of the applicable Reorganized Debtor against whom such Allowed Claim is held and shall be paid in accordance with ordinary course terms.

Substantive consolidation shall not affect: (a) the legal and organizational structure of the Consolidated Debtors; (b) Intercompany Claims and Equity Interests between and among the Consolidated Debtors; and (c) distributions from any insurance policies or proceeds of such policies.

In the event that the Bankruptcy Court does not order substantive consolidation of the Consolidated Debtors, then: (a) nothing in the Plan or the Disclosure Statement shall constitute or be deemed to constitute an admission that one of the Debtors is subject to or liable for any Claim against any other Debtor; (b) Claims against multiple Debtors shall be treated as separate Claims with respect to each Debtor's estate for all purposes (including, without limitation, distributions and voting), and such Claims shall be administered as provided in the Plan; and (c) the Debtors shall not, nor shall they be required to, resolicit votes with respect to the Plan, nor will the failure of the Bankruptcy Court to approve substantive consolidation of the Consolidated Debtors materially alter the economics of the distributions set forth in the Plan.  In the event that the Bankruptcy Court does not order substantive consolidation, the Plan shall be deemed to provide for thirty-two subplans of reorganization.  A vote to accept the Plan shall also be deemed a vote to accept a separate plan for each of the Consolidated Debtors against whom you hold your claim in the event that the Bankruptcy Court denies approval of the substantive consolidation of the Consolidated Debtors; provided that the treatment of the claim being voted would not be materially different in the absence of substantive consolidation.

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B.	General Settlement of Claims and Interests.

The provisions of the Plan shall, upon consummation, constitute a good faith compromise and settlement, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of all Claims and controversies resolved under the Plan.  The entry of the Confirmation Order shall constitute the Court's approval of each of the compromises and settlements embodied in the Plan, and the Court's findings shall constitute its determination that such compromises and settlements are in the best interests of the Debtors, their estates, creditors, and other parties-in-interest, and are fair, equitable, and within the range of reasonableness.  The Plan and the Confirmation Order shall have res judicata, collateral estoppel, and estoppel (judicial, equitable, or otherwise) effect with respect to all matters provided for, or resolved pursuant to, the Plan and/or the Confirmation Order, including, without limitation, the release, injunction, exculpation, discharge, and compromise provisions contained in the Plan and/or the Confirmation Order.

C.	Effectuating Documents.

On and after the Effective Date, the Reorganized Debtors and the managers, officers, and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.

D.	Cash Consideration.

Pursuant to the Investment Agreement, the Sparrow River Investment will be used to fund distributions under the Plan.  The Confirmation Order shall authorize and approve the IFC-OFID Debt Purchase Agreement in all respects.  In the case of a Parent-Included Plan, in addition to the Sparrow River Investment, the Sparrow Offshore Investment will be used to purchase from Parent 100% of the equity interest in Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement.  Further, the Plan Debtors and the Reorganized Debtors, as the case may be, will be entitled to transfer funds from non-Debtor affiliates to Debtors as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan.

On the Effective Date, the Plan Debtors' rights, if any, in the Debt Service Reserve Accounts will cease and IFC and OFID will have the right to withdraw or cause the withdrawal of the Debt Service Reserve Account Balance for their ratable benefit in accordance with the terms of the Plan, and to disburse or cause the disbursement of such funds in accordance with the applicable IFC-OFID Loan Agreements.

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E.	New Common Stock.

The Confirmation Order shall authorize and approve the Investment Agreement in all respects.  On the Effective Date, the Plan Debtors shall be authorized to take any and all actions necessary to consummate the Investment Agreement and transfer the agreed consideration to the Plan Debtors.  On the Effective Date, as set forth below, New Holdco 1 will receive New River Business Holding Company Common Stock on account of the Sparrow River Investment in accordance with the Investment Agreement and, in the case of Parent-Excluded Plan, an entity designated by New Holdco 1 will receive the New Cornamusa Common Stock.  All of the shares of New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and nonassessable.  In the case of Parent-Included Plan, on account of the Sparrow Offshore Investment, Parent shall sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement.

1.
Parent-Included Plan: In exchange for the consideration provided under the Parent-Included Plan, on the Effective Date, (i) New Holdco 1 shall receive 100% of shares of New River Business Holding Company Common Stock and (ii) Parent shall sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company (the "Sale Transaction").  The Confirmation Order shall authorize the Sale Transaction under sections 363, 365, 1123(b)(4), 1129(b)(2)(A)(iii), 1145, and 1146(a) of the Bankruptcy Code under the terms and conditions of the Investment Agreement. Upon Confirmation, the Debtors shall be authorized to take any and all actions necessary to consummate the Sale Transaction.

2.
Parent-Excluded Plan: In exchange for the consideration provided under the Parent-Excluded Plan, on the Effective Date, New Holdco 1 shall receive 100% of the shares of New River Business Holding Company Common Stock and Princely International Finance Corp. (as designee of New Holdco 1) shall receive 100% of the shares of New Cornamusa Common Stock.  To the extent that any Offshore Lender Cornamusa Claims are (i) Allowed Claims as of the Effective Date or (ii) disputed Claims as of the Effective Date, then on the Effective Date, in accordance with the Investment Agreement and this Plan, Parent shall pay or cause Offshore Business Holding Company or another Offshore Business Entity to pay by wire transfer in immediately available funds to New Holdco 1 or its designee the sum of (i) the aggregate amount that the Reorganized Debtors are distributing under Article VI.B.g.ii hereto on account of any such Allowed Offshore Lender Cornamusa Claims, plus (ii) the aggregate amount that the Reorganized Debtors are reserving on account of any such disputed Offshore Lender Cornamusa Claims in accordance with Article VI.B.h hereto.  If an Offshore Lender Cornamusa Claim is disputed as of the Effective Date and is subsequently disallowed in whole or in part, then New Holdco shall promptly reimburse Parent the difference between the amount reserved on account of such Offshore Lender Cornamusa Claim and the amount distributed on account of such Allowed Offshore Lender Cornamusa Claim.

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F.	Cancellation of Securities and Agreements.

Except as otherwise specifically provided for in the Plan, with respect to the IFC-OFID Loan Claims and the 2021 Note Claims, upon payment of all distributions on account of the IFC-OFID Loan Claims and the 2021 Note Claims under Article IV.B, and otherwise, on the Effective Date: (1) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing the 2021 Notes, the Existing Common Stock, the IFC-OFID Loan Agreements, the IFC-OFID Guarantees, the Offshore Lender Cornamusa Guarantee, and the IFC-OFID Parent Guarantees, and each Offshore Lender Parent Guarantee shall be deemed cancelled, and the obligations of the Plan Debtors thereunder and in any way related thereto shall be fully satisfied, released, and discharged, and (2) the 2021 Notes Indenture Trustee shall mark the Global Securities (as defined in the 2021 Notes Indenture) cancelled and deliver such cancelled Global Securities to Parent, provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders of 2021 Note Claims and IFC-OFID Claims to receive distributions under the Plan as provided herein, and (b) allowing the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees to make distributions under the Plan as provided herein; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan; provided further, however, that the cancellation of indentures, notes, instruments, guarantees, certificates, and other documents hereunder shall not itself alter the obligations or rights among third parties (apart from the Plan Debtors and the Reorganized Debtors).  Upon the Effective Date, all duties and responsibilities of the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees shall be discharged except to the extent required to effectuate the Plan.

G.	Directors and Officers of the Reorganized Debtors.

(a)     The initial members of the Board of Directors of the Reorganized River Business Holding Company Debtors shall be determined by Sparrow in its sole discretion and shall be listed in the Plan Supplement.  The initial members of the Board of Directors of the Reorganized Debtors other than the Reorganized River Business Holding Company Debtors shall be listed in the Plan Supplement.

(b)     The existing named executive officers of the Debtors shall continue in office on and after the Effective Date in accordance with the Management Agreements, as amended, which shall be assumed and/or assumed and assigned in accordance with Article IV.I.

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H.	Restated Charter and Restated Bylaws.

On the Effective Date, each of the Reorganized Debtors will be deemed to have adopted its respective Restated Charter and Restated Bylaws.  On the Effective Date or as soon as practicable thereafter, the Reorganized Debtors will file their respective Restated Charters in the respective jurisdictions of their incorporation, formation, or organization, as applicable.  Pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the Restated Charters will include, among other things, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.

I.	Management Agreements.

On the Effective Date, each of the Management Agreements (as amended) to which UABL Paraguay is a party shall be automatically deemed assumed.  In the case of Parent-Included Plan, on the Effective Date, each of the Management Agreements (as amended) to which Parent is a party shall be automatically deemed assumed and assigned to UABL Paraguay.

J.	Restructuring Transactions.

On or after the Effective Date, including subsequent to the cancellation and discharge of all Claims pursuant to the Plan and prior to the issuance of the New Common Stock, the Reorganized Debtors may engage in or take such actions as may be necessary or appropriate to effect corporate restructurings of their respective businesses, including actions necessary to simplify, reorganize, and rationalize the overall reorganized organizational structure of the Reorganized Debtors.  The transactions may include (a) dissolving companies or creating new companies (including limited liability companies), (b) merging, dissolving, transferring assets, or otherwise consolidating any of the Debtors in furtherance of the Plan, or engaging in any other transaction in furtherance of the Plan, (c) filing appropriate certificates or articles of merger, consolidation or dissolution pursuant to applicable state law, and (d) any other action reasonably necessary or appropriate in connection with such organizational restructurings.  In each case in which the surviving, resulting, or acquiring Entity in any of these transactions is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring Entity will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan, including paying or otherwise satisfying the Allowed Claims to be paid by such Reorganized Debtor.

K.	Voting of Claims.

Each holder of an Allowed Claim as of the Voting Deadline in an Impaired Class of Claims that is not (a) deemed to have rejected the Plan or (b) conclusively presumed to have accepted the Plan, and that held such Claim as of the Voting Record Date, shall be entitled to vote to accept or reject the Plan.  The instructions for completion of the Ballots are set forth in the instructions accompanying each Ballot.  Approval for the Solicitation Procedures will be sought in the Plan Scheduling Motion and are described in the Disclosure Statement.

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L.	Nonconsensual Confirmation and Cramdown.

The Debtors request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any impaired Class that is deemed to have not accepted the Plan pursuant to section 1126(g) of the Bankruptcy Code.  The Debtors reserve the right to (i) request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any Class that does not accept the Plan pursuant to section 1126 of the Bankruptcy Code and (ii) to modify the Plan to the extent, if any, that confirmation of the Plan under section 1129(b) of the Bankruptcy Code requires modification.

M.	Continued Corporate Existence and Vesting of Assets.

Except as otherwise provided herein: (i) the Plan Debtors will, as Reorganized Debtors, continue to exist after the Effective Date as separate legal entities, with all of the powers of such a legal entity under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution, or otherwise) under applicable law and (ii) on the Effective Date, all property of the Plan Debtors' Estates, and any property acquired by the Plan Debtors or the Reorganized Debtors under the Plan, will vest in such Reorganized Debtors free and clear of all Claims, Liens, charges, other encumbrances, Equity Interests, and other interests, except for the Liens and Claims established under the Plan.

Except as otherwise provided herein, on and after the Effective Date, each of the Reorganized Debtors may operate its business and may use, acquire, and dispose of property and compromise or settle any claims without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, subject only to those restrictions expressly imposed by the Plan or the Confirmation Order as well as the documents and instruments executed and delivered in connection therewith, including the documents, exhibits, instruments, and other materials comprising the Plan Supplement.  Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur from and after the Effective Date for Fee Claims, disbursements, expenses, or related support services (including fees relating to the preparation of Professional fee applications) without application to, or the approval of, the Court.

Notwithstanding the foregoing, solely in the case of a Parent-Included Plan, from and after the Effective Date, Parent shall continue to engage in business only to the extent reasonably necessary to wind up its affairs in an orderly manner and make the distributions under this Plan, or as it deems appropriate for other purposes so long as not otherwise inconsistent with the Plan.  Specifically with regard to Parent, the Reorganized Debtors and New Holdco shall have full authority to take, and may take as appropriate, any action necessary in connection with winding up the affairs, liquidation, transferring, or abandoning assets, and the dissolution and termination of the existence of Parent in a manner and in accordance with the best means to maximize assets and minimize expenses or costs associated with such liquidation under the laws of the Bahamas and in accordance with the rights, powers, and responsibilities conferred by the Bankruptcy Code, this Plan, and any order of the Bankruptcy Court, including but not limited to the payment of fees and expenses in connection with any of the foregoing.  The board of directors of the Parent, acting in accordance with and as required by Bahamas law, may forego the liquidation of Parent if it agrees, in its sole discretion, prior to or after the Effective Date, that the costs and expenses associated with liquidation outweigh the benefits of maintaining the corporate existence of Parent or if such liquidation is prohibited or not possible under applicable Bahamas law.

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N.	Fee Claims Escrow Account.

On the Effective Date, the Reorganized Debtors shall establish the Fee Claims Escrow Account in an amount equal to all asserted Fee Claims of Professionals outstanding as of the Effective Date (including, for the avoidance of doubt, any reasonable estimates for unbilled amounts payable by the Debtors or the Reorganized Debtors).  Amounts held in the Fee Claims Escrow Account shall not constitute property of the Reorganized Debtors.  The Fee Claims Escrow Account may be an interest-bearing account.  In the event there is a remaining balance in the Fee Claims Escrow Account following payment to all holders of Fee Claims under the Plan, any such amounts shall be returned to the Reorganized Debtors.

O.	Indemnification of Directors, Officers, and Employees.

Notwithstanding any other provisions of the Plan, from and after the Effective Date, indemnification obligations owed by the Debtors or the Reorganized Debtors to directors, officers, or employees of the Plan Debtors who served or were employed by the Plan Debtors on or after the Commencement Date, to the extent provided in the articles or certificates of incorporation, by-laws, or similar constituent documents, by statutory law, or by written agreement, policies, or procedures of the Plan Debtors, will be deemed to be, and treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code.  All such indemnification obligations shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged, irrespective of whether indemnification, defense, reimbursement, or limitation is owed in connection with an event occurring before, on, or after the Commencement Date.

Indemnification obligations owed to any Professionals retained pursuant to sections 327 or 328 of the Bankruptcy Code and by order of the Court, to the extent such indemnification obligations relate to the period after the Commencement Date, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code, as and to the extent such indemnification was approved by order of the Court.

P.	Closing of the Chapter 11 Cases.

After an Estate has been fully administered, the Reorganized Debtors shall promptly seek authority from the Bankruptcy Court to close the applicable Reorganization Case in accordance with the Bankruptcy Code and Bankruptcy Rules.

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ARTICLE V.
 CONFIRMATION OF THE PLAN

A.	Conditions Precedent to Confirmation.

The following are conditions to the entry of the Confirmation Order, unless such conditions, or any of them, have been satisfied or duly waived in accordance with Article V.B:

(a)          The Court shall have approved the Disclosure Statement, which shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.

(b)          The Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.

(c)          The Confirmation Order shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco and shall (x) include, without limitation, findings by the Court that (i) New Holdco is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code and (ii) that the purchase price to be provided by New Holdco pursuant to the Investment Agreement was not controlled by any agreement between New Holdco and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving New Holdco and any creditor and (y) authorize and approve, inter alia, the Debtors' assumption of the Investment Agreement, the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), and the IFC-OFID Loan Purchase Agreement.

(d)          The Confirmation Order shall authorize the Debtors to take all actions necessary to comply with and complete the transactions contemplated by the Investment Agreement including without limitation that (i) (x) Parent may waive, eliminate, and discharge, and/or cause all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge, any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent may waive, eliminate, and discharge and/or cause all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities.

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(e)          An order approving the assumption of the Restructuring Support Agreement shall have been entered by the Bankruptcy Court and the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect.

(f)          The Debtors, Southern Cross, Sparrow, IFC, OFID, and the Majority Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents including, without limitation, with respect to the timely payment of any fees and expenses.

(g)          The Plan shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.

B.	Waiver of Conditions Precedent to Confirmation.

The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Sparrow, and New Holdco (each of whom shall not unreasonably withhold, condition, or delay such consent), may waive the conditions set forth in Article V.A above at any time without leave or order of the Court and without any formal action.

C.	Discharge of the Plan Debtors.

Pursuant to section 1141(d) of the Bankruptcy Code, to the fullest extent permissible under the law, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Equity Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the Commencement Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Equity Interests in, the Plan Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Equity Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Equity Interests relate to services performed by employees of the Plan Debtors before the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (i) a proof of Claim or Equity Interest based upon such debt, right, or Equity Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code, (ii) a Claim or Equity Interest based upon such debt, right, or Equity Interest is Allowed, or (iii) the holder of such a Claim or Equity Interest has accepted the Plan or is entitled to receive a distribution hereunder.  Any default by the Plan Debtors with respect to any Claim or Equity Interest that existed immediately before or on account of the filing of the Reorganization Cases shall be deemed cured on the Effective Date.  The Confirmation Order shall be a judicial determination of the discharge of all Claims and Equity Interests subject to the Effective Date occurring.

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D.	Injunction.

FROM AND AFTER THE EFFECTIVE DATE, ALL PERSONS ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE PLAN OR THE CONFIRMATION ORDER.

FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN THIS ARTICLE V, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, CAUSE OF ACTION, OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, EQUITY INTEREST, OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO THIS ARTICLE V OR THE CONFIRMATION ORDER.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD, OR MAY HOLD CLAIMS, OR EQUITY INTERESTS THAT HAVE BEEN RELEASED OR DISCHARGED PURSUANT TO THIS ARTICLE V OR ARE SUBJECT TO EXCULPATION PURSUANT TO THIS ARTICLE V ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (3) CREATING, PERFECTING, OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH RELEASED PARTIES OR AGAINST THE PROPERTY OR ESTATES OF SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, GUARANTEE CLAIMS, OR EQUITY INTERESTS; (4) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM ANY PLAN DEBTOR OR REORGANIZED DEBTOR, OR AGAINST THE PROPERTY OR INTERESTS IN PROPERTY OF ANY PLAN DEBTOR OR REORGANIZED DEBTOR ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; AND (5) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS RELEASED, SETTLED, OR DISCHARGED PURSUANT TO THE PLAN.

THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS AND EQUITY INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND EQUITY INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS OR FROM AND AFTER THE COMMENCEMENT DATE, AGAINST THE PLAN DEBTORS OR ANY OF THEIR ASSETS, PROPERTIES, OR ESTATES.  ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AND SHALL BE FULLY RELEASED AND DISCHARGED.

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EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE PLAN DEBTORS' LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT, OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE PLAN DEBTORS, THEIR ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, AND EACH OF THE RELEASED PARTIES, ANY OTHER CLAIMS OR EQUITY INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS, OR ANY ACT OR OMISSION, TRANSACTION, OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.

E.	Preservation of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, and except as expressly provided herein, the Reorganized Debtors shall retain all Causes of Action, including without limitation those Causes of Action listed as retained Causes of Action on an exhibit to the Plan Supplement.  Nothing contained in this Plan, the Plan Supplement, or the Confirmation Order shall be deemed a waiver or relinquishment of any claim, Cause of Action, right of setoff, or other legal or equitable defense of any Plan Debtor that is not specifically waived or relinquished by this Plan.  The Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such claims, Causes of Action, rights of setoff, and other legal or equitable defenses that the Plan Debtors had immediately before the Commencement Date as fully as if the Reorganization Cases had not been commenced, and all of the Reorganized Debtors' legal and equitable rights respecting any claim that is not specifically waived or relinquished by this Plan may be asserted after the Effective Date to the same extent as if the Reorganization Cases had not been commenced.  No Person may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Plan Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against such Person.  The Plan Debtors or the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, in accordance with the Plan.  From and after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any Cause of Action and to decline to do any of the foregoing without further notice to, or action, order, or approval of the Court.  The Reorganized Debtors are deemed representatives of the Estates for the purpose of prosecuting any Claim or Cause of Action and any objections to Claims pursuant to 11 U.S.C. § 1123(b)(3)(B).

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F.	Votes Solicited in Good Faith.

The Debtors have, and upon entry of the Confirmation Order shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code.  The Debtors, and their respective affiliates, agents, directors, officers, members, employees, and Professionals, have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities offered and sold under the Plan and therefore have not been, and on account of such offer and issuance will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer or issuance of the securities offered and distributed under the Plan.

G.	Claims Incurred After the Effective Date.

Claims incurred by the Plan Debtors after the Effective Date may be paid by the applicable Reorganized Debtor in the ordinary course of business and without application for or Court approval, subject to any agreements with such holders of a Claim and applicable law.

H.	Releases, Exculpations, and Injunctions of Released Parties.

The releases and discharges of Claims and Causes of Action described in the Plan, including releases by the Plan Debtors and by holders of Claims, constitute good faith compromises and settlements of the matters covered thereby and are consensual.  Such compromises and settlements are made in exchange for consideration and are in the best interest of holders of Claims, are fair, equitable, reasonable and are integral elements of the resolution of the Reorganization Cases in accordance with the Plan.  Each of the discharge, release, indemnification, and exculpation provisions set forth in the Plan (a) is within the jurisdiction of the Court under sections 1334(a), 1334(b), and 1334(d) of title 28 of the United States Code, (b) is an essential means of implementing the Plan, (c) is an integral element of the transactions incorporated into the Plan, (d) confers material benefit on, and is in the best interests of, the Plan Debtors, their Estates, and their Creditors, and (e) is important to the overall objectives of the Plan to finally resolve all Claims among or against the parties-in-interest in the Reorganization Cases with provisions of the Bankruptcy Code.

(a)          Releases by the Plan Debtors.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, for good and valuable consideration, including, without limitation, the Released Parties' contributions to facilitating the reorganization and implementing the Plan, the Released Parties are deemed conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Plan Debtors, their Estates, and the Reorganized Debtors from (and the Plan Debtors, their Estates, and the Reorganized Debtors are deemed to covenant with, and to, the Released Parties not to sue or otherwise seek recovery from the Released Parties on account of) any and all Claims, Interests, obligations, rights, suits, judgments, damages, Causes of Action, remedies, and liabilities whatsoever, including, without limitation, any derivative claims, asserted or assertable on behalf the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Plan Debtors, their Estates, or the Reorganized Debtors, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the restructuring contemplated herein, the Reorganized Debtors, the Reorganization Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the formulation or preparation of the Plan, the Plan Supplement, the Disclosure Statement, the Restructuring Support Agreement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, or related agreements, instruments, or other documents, the solicitation of votes with respect to the Plan, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or at any time before the Effective Date in connection with the foregoing; provided, however, that no Person shall be released from any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.

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(b)          Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.

(c)          Release of Liens by 2021 Noteholders, IFC and OFID.  Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates arising from or related to the 2021 Notes, the 2021 Notes Indenture, the IFC-OFID Loan Agreements, and the IFC-OFID Guarantees shall be fully released and discharged, and all of the right, title, and interest of the 2021 Noteholders, IFC, and OFID shall revert to the Reorganized Debtors and each of their successors and assigns.  The 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees shall deliver to the Plan Debtors or Reorganized Debtors, as applicable, any Collateral or other property of the Debtors held by each respective entity, together with any termination statements, instruments of satisfaction, or releases of all securities interest that may be reasonably required to terminate any related financing statements, mortgages, or similar interest or documents.

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(d)          Release of Liens.  Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, and other security interests shall revert to the Reorganized Debtors and each of their successors and assigns.

(e)          Exculpation and Injunction.  The Plan Debtors, the Reorganized Debtors, and the other Released Parties (i) shall have no liability whatsoever to any holder or purported holder of an Administrative Claim, Claim, or Equity Interest for any act or omission that occurred during and in connection with the Reorganization Cases or in connection with or arising out of the preparation and filing of the Reorganization Cases, the preparation and negotiation of the Restructuring Support Agreement, the preparation, negotiation, and filing of the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the negotiation of the documents included in the Plan Supplement, the pursuit of approval of the Disclosure Statement or the solicitation of votes for confirmation of the Plan, the Reorganization Cases, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, or any transaction contemplated by the Plan or Disclosure Statement or in furtherance thereof except for any act or omission that constitutes willful misconduct, gross negligence, or fraud as determined by a Final Order, and (ii) in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.  This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Released Parties from liability.  Without limiting the generality of the foregoing, the Released Parties shall be entitled to and granted the protections and benefits of section 1125(e) of the Bankruptcy Code.  Pursuant to section 105 of the Bankruptcy Code, no holder or purported holder of an Administrative Claim, Claim, or Equity Interest shall be permitted to commence or continue any Cause of Action, employment of process, or any act to collect, offset, or recover any Claim against a Released Party that accrued on or before the Effective Date and that has been released or waived pursuant to this Plan.

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I.	Preservation of Insurance.

The Plan Debtors' discharge and release from all Claims, as provided herein, shall not, except as necessary to be consistent with this Plan, diminish or impair the enforceability of any insurance policy that may provide coverage for claims, including Claims, against the Plan Debtors or the Reorganized Debtors, their current and former directors and officers, or any other Person.

ARTICLE VI.
 DISTRIBUTIONS UNDER THE PLAN

A.	Procedures for Treating Disputed Claims.

(a)          Filing Proofs of Claim.  Other than with respect to Holders of Class 12 Claims in the case of a Parent-Excluded Plan, Holders of Claims need not file proofs of Claim with the Court, unless otherwise provided herein or by Order of the Court.  In the case of a Parent-Excluded Plan, in accordance with the provisions of the Bankruptcy Code, the Debtors will request that the Bankruptcy Court issue an order (the "Bar Date Order") establishing a date and time by which proofs of Class 12 Claims (other than claims of Governmental Units and taxing authorities) are to be filed.

(b)          In the event that a holder of a Claim elects to file a proof of Claim with the Court, it will be deemed to have consented to the exclusive jurisdiction of the Court for all purposes with respect to the determination, liquidation, allowance, or disallowance of such Claim.  With respect to any Claim for which a proof of Claim is required to be filed in accordance with the Plan or by Order of the Court, any and all such proofs of Claim filed after the applicable deadline set herein or by Order of the Court shall be deemed disallowed and expunged as of the Effective Date without any further notice or action, order, or approval of the Court, and holders of such Claims shall not receive any distributions on account of such Claims.

(c)          Disputed Claims.  If the Plan Debtors dispute any Claim as to which no proof of Claim is required to be filed, such dispute shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Reorganization Cases had not been commenced, provided, however, that the Reorganized Debtors may elect, at their sole option, to object under section 502 of the Bankruptcy Code to any Claim or proof of Claim filed by or on behalf of a holder of a Claim, including in the case of a Parent-Excluded Plan, any proof of Class 12 Claim.

(d)          Objections to Claims.  Except insofar as a Claim is Allowed under the Plan, the Plan Debtors, the Reorganized Debtors, and any other party in interest shall be entitled to object to Claims.  Any objections to Claims shall be filed and served by the Claims Objection Deadline.

(e)          Disallowance of Claims.  With respect to each Claim (other than a Class 12 Claim in the case of a Parent-Excluded Plan), except as provided herein or otherwise agreed, any and all proofs of Claims shall be deemed expunged from the claims register on the Effective Date without any  further notice to or action, order, or approval of the Court and the Claim on which such proof of Claim was filed shall be determined, resolved, or adjudicated, as the case may be,  in the manner as if the Reorganization Cases had not been commenced and shall survive the Effective Date as if the Reorganization Cases had not been commenced.

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B.	Allowed Claims and Equity Interests.

(a)          Delivery of Distributions in General.  Except as otherwise provided herein, distributions under the Plan shall be made by the applicable Plan Debtor or Reorganized Debtor (or agent or designee of the Plan Debtor or Reorganized Plan Debtor) to the holders of Allowed Claims in all Classes for which a distribution is provided in this Plan at the addresses set forth on the Schedules (if filed) or in the Plan Debtors' books and records, as applicable, unless such addresses are superseded by proofs of Claim or transfers of Claim filed pursuant to Bankruptcy Rule 3001 by the Record Date (or at the last known addresses of such holders if the Plan Debtors or the Reorganized Debtors have been notified in writing of a change of address).

(b)          Delivery of Distributions to 2021 Note Claims.  The 2021 Note Indenture Trustee shall be deemed to be the holder of all 2021 Note Claims for purposes of distributions to be made hereunder, and all distributions on account of the 2021 Note Claims shall be made to the 2021 Note Indenture Trustee.  As soon as practicable following compliance with the requirements set forth in Article VI of the Plan, the 2021 Note Indenture Trustee shall arrange to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims in accordance with the terms of the 2021 Notes Indenture.  Any unclaimed distributions shall be treated as provided in the 2021 Notes Indenture, the Trust Indenture Act of 1939 and applicable nonbankruptcy law.  Notwithstanding anything in the Plan to the contrary, and without limiting the exculpation and release provisions of the Plan, the 2021 Note Indenture Trustee shall not have any liability to any person with respect to distributions made or directed to be made by the 2021 Note Indenture Trustee.

(c)          Ocean Business.  The Plan Debtors shall continue to market the Ocean Business for sale in accordance with the terms of the Restructuring Support Agreement; provided that in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline, the Plan Debtors shall, if requested by Supermajority Supporting Noteholders no later than the Ocean Business Election Deadline, transfer the Ocean Business Equity to an entity designated by the Majority Supporting Noteholders and held by the 2021 Notes Indenture Trustee (the "Ocean Business Transferee") to receive such Ocean Business Equity on behalf of all 2021 Noteholders (the "Ocean Business Hand Over").  In the event of an Ocean Business Hand Over or consummation of an Acceptable Ocean Sale, all claims between Ocean Business Entities on the one-hand and Other UP Entities on the other hand, shall be waived, eliminated, and discharged.  Notwithstanding the foregoing, to the extent the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Debtors that they will not be electing to receive the transfer of the Ocean Business Equity, in each case the Ocean Business Equity shall be retained by Princely International Finance Corp., or other Plan Debtor(s) if New Holdco 1 and the Plan Debtors so agree ("Ocean Business Retention") and all claims of the 2021 Noteholders with respect thereto shall be released.  In connection with any Ocean Business Hand Over, the Plan Debtors and the Majority Supporting Noteholders shall negotiate in good faith regarding, and enter into, a mutually acceptable Ocean Administrative Services Agreement reasonably acceptable to Sparrow and Southern Cross.  The Plan Debtors shall take all actions reasonably necessary to implement the Ocean Business Hand Over as agreed upon with the Supermajority Supporting Noteholders in accordance with the Restructuring Support Agreement. Following any Ocean Business Hand Over, the Supermajority Supporting Noteholders shall use reasonable commercial efforts to promptly sell the Ocean Business (in consultation with IFC and OFID) with the Ocean Business Subsequent Proceeds to be paid to the 2021 Note Indenture Trustee (i) to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims or (ii) with respect to the amount of such proceeds equal to the True-Up Amount, to be held in trust for and paid directly to holders of the IFC-OFID Loan Claims, each in accordance with the terms of the 2021 Notes Indenture (if applicable) and the Plan.  Any 2021 Noteholder on its own behalf may elect to not receive its Pro Rata share of the Ocean Business Transferee Equity by delivering written notice of such election to the 2021 Notes Indenture Trustee and the Plan Debtors no later than three (3) Business Days after the Ocean Business Election Deadline, in which case such equity will be allocated Pro Rata among the remaining 2021 Noteholders.

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(d)          Distribution of Cash.  Any payment of Cash by the Plan Debtors or Reorganized Debtors pursuant to the Plan shall be made at the option and in the sole discretion of the Reorganized Debtors by (i) a check drawn on, or (ii) wire transfer from, a domestic bank selected by the Reorganized Debtors.

(e)          Unclaimed Distributions of Cash.  Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtors until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends or other accruals of any kind.  Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months after having been delivered (or attempted to be delivered) and shall become the property of the Reorganized Debtors notwithstanding any state or other escheat or similar laws to the contrary, and the entitlement by the holder of such unclaimed Allowed Claim to such distribution or any subsequent distribution on account of such Allowed Claim or Allowed Equity Interest shall be extinguished and forever barred.

(f)          Saturdays, Sundays, or Legal Holidays.  If any payment, distribution or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, and shall be deemed to have been completed as of the required date.

(g)          Distributions to Holders of Claims:

i.          Initial Distribution to Claims Allowed as of the Effective Date.  On or as soon as reasonably practicable after the Effective Date, or as otherwise expressly set forth in the Plan, the Plan Debtors or Reorganized Debtors (or their agent or designee) shall distribute Cash or Collateral, as the case may be, to the holders of Allowed Claims as contemplated herein.

ii.          Claims Allowed after the Effective Date.  Each holder of a Claim that becomes an Allowed Claim subsequent to the Effective Date shall receive the distribution to which such holder of an Allowed Claim is entitled as set forth in Article III, and distributions to such holder shall be made in accordance with the provisions of this Plan.  As soon as practicable after the date that the Claim becomes an Allowed Claim, the Reorganized Debtors shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under this Plan as of the Effective Date, without any interest to be paid on account of such Claim.

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(h)          Special Rules for Distributions to Holders of Disputed Claims and Disputed Equity Interests.  Except as otherwise agreed to by the relevant parties, no partial payments and no partial distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim, respectively, have been resolved by settlement or Final Order.  In the event that there are Disputed Claims requiring adjudication and resolution, the Reorganized Debtors shall establish appropriate reserves for potential payment of such Claims.

(i)          Interest on Claims and Equity Interests.  Except as specifically provided for in the Plan, no Claims or Equity Interests, Allowed or otherwise (including Administrative Claims), shall be entitled, under any circumstances, to receive any interest on a Claim or Equity Interests.

C.	Allocation of Consideration.

The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under the Plan shall be treated as first satisfying an amount equal to the principal amount of the Allowed Claim for such holders, and any remaining consideration as satisfying accrued, but unpaid and interest, as applicable.

D.	Estimation.

Before or after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, may (but are not required to), at any time, request that the Court estimate (i) any Disputed Claim or Disputed Equity Interest pursuant to section 502(c) of the Bankruptcy Code or (ii) any contingent or unliquidated Claim or Equity Interest pursuant to section 502(c) of the Bankruptcy Code, for any reason, regardless of whether the Plan Debtors or the Reorganized Debtors have previously objected to such Claim or Equity Interest or whether the Court has ruled on any such objection.  The Court will retain jurisdiction to estimate any Claim or Equity Interest at any time, including during proceedings concerning any objection to such Claim or Equity Interest.  In the event that the Court estimates any Claim or Equity Interest, such estimated amount shall constitute either the Allowed amount of such Claim or Equity Interest or a maximum limitation on such Claim or Equity Interest for all purposes under the Plan (including for purposes of distributions), as determined by the Court.  If the estimated amount constitutes the maximum limitation on such Claim or Equity Interest, the Plan Debtors or the Reorganized Debtors, as the case may be, may elect to pursue supplemental proceedings to object to any ultimate allowance of such Claim or Equity Interest.  All of the aforementioned objection, estimation, and resolution procedures are cumulative and not necessarily exclusive of one another.

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E.	Insured Claims.

If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies.  To the extent that the Plan Debtors' insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order, or approval of the Court.

ARTICLE VII.
 RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Reorganization Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction:

(a)          to resolve any matters related to (i) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which any Plan Debtor or Reorganized Debtor is party or with respect to which any Plan Debtor or Reorganized Debtor may be liable, and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims pursuant to section 365 of the Bankruptcy Code, (ii) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article VIII, any Executory Contracts or Unexpired Leases to the Rejection Schedule or otherwise, and (iii) any dispute regarding whether a contract or lease is or was executory or expired;

(b)          to determine, adjudicate, or decide any other applications, adversary proceedings, contested matters, and any other matters pending on the Effective Date;

(c)          to ensure that distributions to holders of Allowed Claims and Equity Interests are accomplished as provided herein;

(d)          to resolve disputes as to the ownership of any Claim or Equity Interest;

(e)          to allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Equity Interests;

(f)          to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, reversed, modified, or vacated;

(g)          to issue such orders in aid of execution of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

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(h)          to consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Court, including the Confirmation Order;

(i)          to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331, and 503(b) of the Bankruptcy Code;

(j)          to hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan;

(k)          to hear and determine any issue for which the Plan requires a Final Order of the Court;

(l)          to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

(m)          to hear and determine disputes arising in connection with compensation and reimbursement of expenses of professionals for services rendered during the period commencing on the Commencement Date through and including the Effective Date;

(n)          to hear and determine any Causes of Action preserved under the Plan;

(o)          to hear and determine any matter regarding the existence, nature, and scope of the Debtors' discharge;

(p)          to hear and determine any matter, case, controversy, suit, dispute, or Cause of Action (i) regarding the existence, nature, and scope of the discharge, releases, injunctions, and exculpation provided under the Plan, and (ii) enter such orders as may be necessary or appropriate to implement such discharge, releases, injunctions, exculpations, and other provisions;

(q)          to enter a final decree closing the Reorganization Cases;

(r)          to issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation or enforcement of the Plan;

(s)          to adjudicate any and all disputes arising from or relating to distributions under the Plan;

(t)          to enforce all orders previously entered by the Court; and

(u)          to hear any other matter not inconsistent with the Bankruptcy Code.

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ARTICLE VIII.
 EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption of Executory Contracts and Unexpired Leases.

Except as otherwise provided herein, each Executory Contract and Unexpired Lease not previously assumed, assumed and assigned, or rejected shall be deemed automatically assumed pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless any such executory contract or unexpired lease: (i) is expressly identified on the Rejection Schedule, (ii) has been previously rejected by the Plan Debtors by Final Order or has been rejected by the Plan Debtors by order of the Court as of the Effective Date, which order becomes a Final Order after the Effective Date, (iii) is the subject of a motion to reject pending as of the Effective Date, or (iv) is otherwise rejected pursuant to the terms herein.

The Confirmation Order will constitute an order of the Court approving such assumptions pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement.

B.	Cure Claims.

At the election of the Plan Debtors or the Reorganized Debtors, as applicable, any monetary defaults under each Executory Contract and Unexpired Lease to be assumed under the Plan shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code in one of the following ways: (i) payment of the Cure Claim in Cash on or as soon as reasonably practicable following the occurrence of the later of (A) thirty (30) days after the determination of the Cure Claim, and (B) the Effective Date or such other date as may be set by the Court or (ii) on such other terms as agreed to by the applicable Plan Debtor or Reorganized Debtor and the non-Plan Debtor counterparty to such Executory Contract or Unexpired Lease.  In the event of a dispute pertaining to assumption or assignment, the Cure Claim payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption.  No later than the Commencement Date, to the extent not previously filed with the Court and served on affected counterparties, the Plan Debtors may provide for notices of proposed assumption and proposed cure amounts to be sent to applicable contract and lease counterparties, together with procedures for objecting thereto and resolution of disputes by the Court.  Any objection by a contract or lease counterparty to a proposed assumption or related cure amount must be filed, served, and actually received by the Plan Debtors by the date on which objections to Confirmation are due (or such other date as may be provided in the applicable assumption notice).  Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount.

The only adequate assurance of future performance shall be the promise of the applicable Reorganized Debtor to perform all obligations under any executory contract or unexpired lease under this Plan.

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ASSUMPTION OF ANY EXECUTORY CONTRACT OR UNEXPIRED LEASE PURSUANT TO THE PLAN OR OTHERWISE SHALL RESULT IN THE FULL RELEASE AND SATISFACTION OF ANY CLAIMS OR DEFAULTS, WHETHER MONETARY OR NONMONETARY, INCLUDING DEFAULTS OF PROVISIONS RESTRICTING THE CHANGE IN CONTROL OR OWNERSHIP INTEREST COMPOSITION OR OTHER BANKRUPTCY-RELATED DEFAULTS, ARISING UNDER ANY ASSUMED EXECUTORY CONTRACT OR UNEXPIRED LEASE AT ANY TIME BEFORE THE DATE THE PLAN DEBTORS OR THE REORGANIZED DEBTORS ASSUME SUCH EXECUTORY CONTRACT OR UNEXPIRED LEASE.  ANY PROOFS OF CLAIM FILED WITH RESPECT TO AN EXECUTORY CONTRACT OR UNEXPIRED LEASE THAT HAS BEEN ASSUMED SHALL BE DEEMED DISALLOWED AND EXPUNGED, WITHOUT FURTHER NOTICE TO OR ACTION, ORDER OR APPROVAL OF THE COURT.

Performance of obligations arising under insurance policies assumed by the Plan Debtors before the Effective Date shall be adequately assured in accordance with any order authorizing such assumption.

C.	Reservation of Rights.

Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, as applicable, nor anything contained in the Plan, shall constitute an admission by the Plan Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder.  In the event a written objection is filed with the Court as to whether a contract or lease is executory or unexpired, the right of the Plan Debtors or the Reorganized Debtors to move to assume or reject such contract or lease shall be extended until the date that is thirty (30) days after the entry of a Final Order by the Court determining that the contract or lease is executory or unexpired, in which case the deemed assumptions and rejections provided for in the Plan shall not apply to such contract or lease.

D.	Rejection of Executory Contracts and Unexpired Leases.

(a)          Rejection Schedule.  The Plan Debtors will file the Rejection Schedule, if any, with the Court no later than five (5) Business Days before the deadline to object to the Plan.  The Rejection Schedule, if any, will include (a) the name of the non-Plan Debtor counterparty, (b) the legal description of the contract or lease to be rejected, and (c) the proposed effective date of rejection (if not the Effective Date).  On or as soon as practicable thereafter, the Plan Debtors will serve a Rejection Notice, if any, as well as notice of filing of the Rejection Schedule, if any, upon each non-Plan Debtor counterparty listed thereon that will describe the procedures by which such parties may object to the proposed rejection of their respective Executory Contract or Unexpired Lease and explain how such disputes will be resolved by the Court if the parties are not able to resolve a dispute consensually.  The deadline for filing and serving an objection to a rejection of an executory contract or unexpired lease shall be 4:00 pm (prevailing Eastern Time) on the 10th calendar day after the Rejection Schedule is filed and notice thereof is mailed. If no such objection is timely filed, such executory contract or unexpired lease shall be deemed rejected as of the effective date stated on the Rejection Schedule.  If after a reasonable period of time the parties cannot mutually resolve a timely filed objection to such rejection, the Debtors, in consultation with the Bankruptcy Court, shall set a schedule including a deadline for the Debtors to reply to the objection and a date for the Bankruptcy Court to hear the objection.

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The Confirmation Order will constitute an order of the Court approving such rejections pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement.

(b)          Rejection Damage Claims.  All Claims arising from the rejection of executory contracts and unexpired leases pursuant to the Plan must be served upon the Debtors and their counsel on or before the date that is ten (10) calendar days after the effective date of such rejection.  Any Claims not filed within such time shall be forever barred from assertion against the Debtors, their estates, the Reorganized Debtors, and their property.  For the avoidance of doubt, all Allowed Rejection Damage Claims shall be treated as General Unsecured Claims or General Unsecured Claims – Cornamusa, as the case may be.

E.	Insurance Policies.

Notwithstanding anything in this Plan to the contrary, all of the Plan Debtors' insurance policies and any agreements, documents or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan.  On the Effective Date, the Plan Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto.

F.	Post-Petition Contracts and Leases.

All contracts, agreements, and leases that were entered into by a Plan Debtor or assumed by a Plan Debtor after the Commencement Date shall be deemed assigned by that Plan Debtor to the applicable Reorganized Debtor on the Effective Date.

ARTICLE IX.
 EFFECTIVENESS OF THE PLAN

A.	Conditions Precedent to Effectiveness.

The Plan shall not become effective unless and until the Confirmation Date has occurred and the following conditions have been satisfied in full or waived in accordance with Article IX.B:

(a)          entry of the Confirmation Order by the Bankruptcy Court shall occur on or prior to February 28, 2017 and shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;

(b)          the Confirmation Order shall not have been stayed, modified, or vacated on appeal;

(c)          the Debtors, Southern Cross, Sparrow, IFC, OFID, the Majority Supporting Noteholders, and the Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents including, without limitation, with respect to the timely payment of any fees and expenses;

48

(d)          the Definitive Documents shall contain terms and conditions consistent in all material respects with this Plan and the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;

(e)          all actions, documents, certificates, and agreements necessary to implement the Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable Governmental Units in accordance with applicable laws;

(f)          any amendments, modifications, or supplements to the Plan (including the Plan Supplement), if any, shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;

(g)          all authorizations, consents, and regulatory approvals required (if any) for the Plan's effectiveness shall have been obtained;

(h)          all conditions to the completion of the transactions contemplated by the Investment Agreement shall have been satisfied or shall have been waived by the party entitled to waive them; including without limitation that (i) (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities; and

(i)          unless timing is otherwise specified in (a) above, all conditions precedent listed in (a)-(h) herein occurring on or prior to February 28, 2017.

B.	Waiver of Conditions Precedent to Effectiveness.

The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow (each of whom shall not unreasonably withhold, condition, or delay such consent), may waive the conditions set forth in Article IX.A above at any time without leave or order of the Court and without any formal action.

C.	Effect of Failure of Conditions.

In the event that the Effective Date does not occur on or before thirty (30) days after the Confirmation Date, upon notification submitted by the Plan Debtors to the Court, absent written agreement to the contrary by Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow: (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made; (iii) the Plan Debtors and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (iv) the Plan Debtors' obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained in the Plan shall constitute or be deemed a waiver, release, or discharge of any Claims or Equity Interests by or against the Plan Debtors or any other person or to prejudice in any manner the rights of the Plan Debtors or any person in any further proceedings involving the Plan Debtors unless extended by Court order.

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D.	Vacatur of Confirmation Order.

If a Final Order denying confirmation of the Plan is entered, or if the Confirmation Order is vacated, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall: (i) constitute a waiver, release, or discharge of any Claims or Equity Interests, (ii) prejudice in any manner the rights of the holder of any Claim or Equity Interest, (iii) prejudice in any manner any right, remedy, or claim of the Plan Debtors, or (iv) be deemed an admission against interest by the Plan Debtors.

E.	Modification of the Plan.

Subject to the limitations contained in the Plan, and subject to the terms of the Restructuring Support Agreement, (i) the Plan Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Plan Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code.  Notwithstanding the foregoing, the Confirmation Order shall authorize the Plan Debtors or the Reorganized Debtors, as the case may be, to make appropriate technical adjustments, remedy any defect or omission, or reconcile any inconsistencies in the Plan, the documents included in the Plan Supplement, any and all exhibits to the Plan, and/or the Confirmation Order, as may be necessary to carry out the purposes and effects of the Plan, provided, however, that such action does not materially and adversely affect the treatment of holders of Allowed Claims or Equity Interests pursuant to the Plan.  For the avoidance of doubt, any and all amendments, modifications, or supplements to the Plan (including the Plan Supplement) shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow and shall be consistent in all respects with the Restructuring Support Agreement.

F.	Revocation, Withdrawal, or Non-Consummation.

(a)          Right to Revoke or Withdraw.  The Plan Debtors may not revoke the Plan before the Effective Date without the consent of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow; provided, that the Plan Debtors may revoke or withdraw the Plan if such withdrawal is in the exercise of their fiduciary duty or otherwise permitted under the Restructuring Support Agreement. For the avoidance of doubt, this provision shall have no impact on the rights of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow as set forth in the Restructuring Support Agreement, in respect of any such revocation or withdrawal.

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(b)          Effect of Withdrawal, Revocation, or Non-Consummation.  If the Plan Debtors revoke or withdraw the Plan prior to the Effective Date, or if the Confirmation Date or the Effective Date does not occur, the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Equity Interest or Class of Claims or Equity Interests), the assumption or rejection of Executory Contracts, Unexpired Leases or benefit plans effected by the Plan, any release, exculpation, or indemnification provided for in the Plan, and any document or agreement executed pursuant to the Plan shall be null and void.  In such event, nothing contained herein, and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims by or against or Equity Interests in the Plan Debtors or any other Person, to prejudice in any manner the rights of the Plan Debtors or any Person in any further proceedings involving the Debtors, or to constitute an admission of any sort by the Plan Debtors or any other Person.

ARTICLE X.
 MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect.

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan shall be immediately effective and enforceable and deemed binding upon the Plan Debtors, the Reorganized Debtors, and any and all holders of Claims or Equity Interests (irrespective of whether such Claims or Equity Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Plan Debtor parties to Executory Contracts and Unexpired Leases with the Plan Debtors.

B.	Governing Law.

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of the State of New York (without reference to the conflicts of laws provisions thereof that would require or permit the application of the law of another jurisdiction) shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan, unless otherwise specified.

C.	Severability of Plan Provisions Upon Confirmation.

If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Plan Debtors (to be made only with the consent of the Majority Supporting Noteholders, IFC, OFID, and Sparrow (such consent not to be unreasonably withheld, delayed, or conditioned), shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted; provided that any such alteration or interpretation shall be reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow.  Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation.  The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the consent of the Debtors or the Reorganized Debtors (as the case may be); and (3) nonseverable and mutually dependent.

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D.	Filing or Execution of Additional Documents.

On or before the Effective Date or as soon thereafter as is practicable, the Plan Debtors or the Reorganized Debtors shall (on terms materially consistent with the Plan) file with the Court or execute, as appropriate, such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, which shall be in form and substance reasonably acceptable to the Majority Supporting Noteholders, IFC, OFID, Sparrow, and New Holdco.

E.	Term of Injunctions or Stays.

All injunctions or stays provided for in the Reorganization Cases under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

F.	Withholding and Reporting Requirements.

In connection with the Plan and all instruments issued in connection therewith and distributions thereon, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any United States federal, state, local, or non-U.S. taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.  Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distribution pending receipt of information necessary or appropriate to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate.

G.	Exemption From Transfer Taxes.

Pursuant to, and to the fullest extent permitted by, section 1146(a) of the Bankruptcy Code, all transfers of property pursuant hereto, including (i) the issuance, transfer, or exchange under the Plan of New Common Stock, (ii) the making or assignment of any lease or sublease, or (iii) the making or delivery of any other instrument whatsoever, in furtherance of or in connection with the Plan, shall not be subject to any stamp, conveyance, mortgage, sales or use, real estate transfer, recording, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment.  Notwithstanding the foregoing, to the extent a foreign tax authority requires payment of any such amounts, the Plan Debtors or the Reorganized Debtors, as the case may be, shall be authorized, but not directed, to make any such payment.

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H.	Reservation of Rights.

The Plan will have no force or effect unless and until the Effective Date.  Prior to the Effective Date, none of the filing of the Plan, any statement or provision contained in the Plan, or action taken by the Plan Debtors with respect to the Plan will be, or will be deemed to be, an admission or waiver of any rights of any Plan Debtor or any other party with respect to any Claims or Equity Interests or any other matter.

I.	Plan Supplement.

The Plan Supplement shall include certain documents relating to the Plan and its consummation and implementation, including without limitation the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), the Offshore Administrative Services Agreement and, in the case of the Parent-Included Plan, the Offshore Lender Agreement.  All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan.  The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court on the Commencement Date.  Upon its filing with the Bankruptcy Court, the Plan Supplement may be accessed on the docket electronically maintained by the Clerk of the Bankruptcy Court or inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.

J.	Notices.

All notices, requests, and demands hereunder to be effective shall be made in writing or by e-mail, and unless otherwise expressly provided herein, shall be deemed to have been duly given when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed.  Each of such notices shall be addressed as follows:

(a)          To the Debtors or Reorganized Debtors: Ultrapetrol (Bahamas) Limited, 445 Hamilton Avenue, White Plains, New York 10601, Attention: Diego Alvarez (dalvarez@ultrapetrol.net), with a copy to (i) Zirinsky Law Partners PLLC, 375 Park Avenue, Suite 2607, New York, New York 10152 (Attention: Bruce R. Zirinsky, Esq. (bzirinsky@zirinskylaw.com), Sharon J. Richardson, Esq. (srichardson@zirinskylaw.com), and Gary D. Ticoll, Esq. (gticoll@zirinskylaw.com)) and Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004 (Attention: Christopher K. Kiplok, Esq. (chris.kiplok@hugheshubbard.com) and Dustin P. Smith, Esq. (dustin.smith@hugheshubbard.com)).

(b)          To the U.S. Trustee: (i) if by mail to: 201 Varick Street, New York, NY 10014-4811, attention: Paul K. Schwartzberg, Esq., Tel.: (212) 510-0500, Fax: (212) 668-2255; (ii) if by e-mail to:  Paul.Schwartzberg@usdoj.gov.

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(c)          To New Holdco 1: Sparrow River Investments Ltd., c/o GTC Corporate Services Limited, Sassoon House, Shirley St. & Victoria Ave., P.O. Box SS-5383, Nassau, New Providence, The Bahamas, Attention: Gonzalo Alende Serra (galendeserra@southerncrossgroup.com; Facsimile: 242-328-1069), with a copy to Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York 10019 (Attention: Morton E. Grosz (mgrosz@chadbourne.com), Kevin C. Smith (ksmith@chadbourne.com), and Andrew Rosenblatt (arosenblatt@chadbourne.com)).

(d)          To New Holdco 2: Sparrow Offshore Investments Ltd., c/o GTC Corporate Services Limited, Sassoon House, Shirley St. & Victoria Ave., P.O. Box SS-5383, Nassau, New Providence, The Bahamas, Attention: Gonzalo Alende Serra (galendeserra@southerncrossgroup.com; Facsimile: 242-328-1069), with a copy to Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York 10019 (Attention: Morton E. Grosz (mgrosz@chadbourne.com), Kevin C. Smith (ksmith@chadbourne.com), and Andrew Rosenblatt (arosenblatt@chadbourne.com)).

K.	Conflicts.

The terms of the Plan shall govern in the event of any inconsistency between the Plan and the Disclosure Statement.  In the event of any inconsistency with the Plan and the Confirmation Order, the Confirmation Order shall govern with respect to such inconsistency.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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Dated: November 30, 2016

ULTRAPETROL (BAHAMAS) LIMITED

By:
Name:
Title:

[Signature blocks to be added]

SCHEDULE A

Offshore Lender Parent Guarantees

1.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006, and the Third Amendatory Agreement, dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd., as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and  Documentation Agent;

2.
Guarantee Agreement, dated as of December 29, 2006, made by Ultrapetrol (Bahamas) Ltd. in favor of DVB Bank AG with respect to Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012, and the Fourth Amendatory Agreement, dated as of March 31, 2015, by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore Apoio Marítimo Ltda., Packet Maritime Inc., and Padow Shipping Inc., as guarantors, (iii)  the Banks and Financial Institutions named therein, as Lenders, and (iv) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3.
Guarantee, dated as of November 1, 2007, made by Ultrapetrol (Bahamas) Ltd. in favor of DVB Bank AG with respect to Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc., and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (iv) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (v) DVB Bank America N.V., as Arranger, Agent and Security Trustee;

7.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8.
Guarantee made by Ultrapetrol (Bahamas) Limited in favor of DVB Bank America N.V. with respect to Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

SCHEDULE B

Offshore Loan Agreements

1.
Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006, and the Third Amendatory Agreement, dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd., as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and  Documentation Agent;

2.
Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012, and the Fourth Amendatory Agreement, dated as of March 31, 2015, by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore Apoio Marítimo Ltda., Packet Maritime Inc., and Padow Shipping Inc., as guarantors, (iii)  the Banks and Financial Institutions named therein, as Lenders, and (iv) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3.
Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4.
First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5.
Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc., and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6.
Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (iv) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (v) DVB Bank America N.V., as Arranger, Agent and Security Trustee;

7.
Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8.
Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

EXHIBIT 1

IFC-OFID Debt Purchase Agreement

Execution Version

SETTLEMENT COMMUNICATION / FRE 408

THIS AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.

THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

LOAN PURCHASE AND ASSIGNMENT AGREEMENT

This Loan Purchase and Assignment Agreement (this "Agreement"), is entered into as of November 23, 2016, by and among the following parties specified in clauses (i) through (iv) (each, a "Party" and collectively, the "Parties"): (i) International Finance Corporation ("IFC"); (ii) The OPEC Fund for International Development ("OFID"); (iii) UABL Limited ("UABLL"), the direct shareholder of the UABLL Subsidiaries (as defined below); (iv) Thurston Shipping Inc. ("Thurston"), the 2.5% direct shareholder of the Thurston Subsidiaries (as defined below); and (with respect to certain provisions hereof) acknowledged and agreed by UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (collectively, the "UABLL Subsidiaries"), UABL Paraguay S.A. ("UABLP"), Riverpar S.A. ("Riverpar" and together with UABLP, the "Thurston Subsidiaries"), and Ultrapetrol (Bahamas) Limited (the "Parent").  IFC and OFID shall each be referred to herein individually as an "Assignor" and collectively as "Assignors".  UABLL and Thurston shall each be referred to herein individually as an "Assignee" and collectively as "Assignees".

RECITALS

WHEREAS, IFC is the owner of debt evidenced by: (i) that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC UABLL Subsidiaries Loan Agreement") among the UABLL Subsidiaries, as borrowers, and IFC, as lender; (ii) that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC UABLP Loan Agreement") between UABLP, as borrower, and IFC, as lender; and (iii) that certain Loan Agreement dated as of December 2, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Thurston Subsidiaries Loan Agreement") among the Thurston Subsidiaries, as borrowers, and IFC, as lender;

WHEREAS, the 2008 IFC UABLL Subsidiaries Loan Agreement, the 2008 IFC UABLP Loan Agreement and the 2011 IFC Thurston Subsidiaries Loan Agreement shall be referred to herein collectively as the "IFC Loan Agreements";

WHEREAS, OFID is the owner of debt evidenced by:  (i) that certain Loan Agreement dated as of November 28, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Loan Agreement") between UABLP, as borrower, and OFID, as lender; and (ii) that certain Loan Agreement dated as of December 15, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Loan Agreement") among the Thurston Subsidiaries, as borrowers, and OFID, as lender;

WHEREAS, the 2008 OFID Loan Agreement and the 2011 OFID Loan Agreement shall be referred to herein collectively as the "OFID Loan Agreements";

WHEREAS, IFC desires to assign to UABLL, and UABLL desires to accept from IFC (the "IFC UABLL Assignment"): (i) the entire principal amount of the debt evidenced by the 2008 IFC UABLL Subsidiaries Loan Agreement (the "IFC UABLL Subsidiaries Debt"); and (ii) all of IFC's right, title and interest in the IFC UABLL Subsidiaries Loan Documents  (as defined below);

WHEREAS, IFC desires to assign to Thurston, and Thurston desires to accept from IFC (the "IFC Thurston Assignment"): (i) the entire principal amount of the debts evidenced by the 2008 IFC UABLP Loan Agreement and the 2011 IFC Thurston Subsidiaries Loan Agreement (collectively, the "IFC Thurston Debt"); and (ii) all of IFC's right, title and interest in the IFC Thurston Loan Documents (as defined below);

WHERAS, OFID desires to assign to Thurston, and Thurston desires to accept from OFID (the "OFID Thurston Assignment"): (i) the entire principal amount of the debt evidenced by the OFID Loan Agreements (collectively, the "OFID Thurston Subsidiaries Debt"); and (ii) all of OFID's right, title and interest in the OFID Thurston Subsidiaries Loan Documents (as defined below);

WHEREAS, the IFC UABLL Assignment, the IFC Thurston Assignment and the OFID Thurston Assignment shall be referred to herein collectively as the "Assignments";

WHEREAS, in connection with the restructuring of the capital structure and financial obligations (the "Restructuring") of the Parent and certain of the Parent's direct and indirect subsidiaries (including without limitation, the UABLL Subsidiaries and the Thurston Subsidiaries), the Parent, IFC, OFID and certain other parties thereto have entered into that certain Restructuring Support Agreement dated as of November 18, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the "RSA");

WHEREAS, the RSA contemplates that this Agreement be entered into and that the Assignments be effectuated as part of the Restructuring;

2

NOW, THEREFORE, in consideration of the recitals stated above and the promises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby agrees as follows:

1.        Assignments.  Subject to Section 2 hereof:

(a)          Upon payment to IFC (i) by or on behalf of the UABLL Subsidiaries of the "UABLL Subsidiaries IFC Interest Amount" specified in the Allocation Schedule (as defined in Section 8(b)) to be delivered by the Assignees pursuant to Section 8(b) hereof, representing the accrued and unpaid interest on the IFC UABLL Subsidiaries Debt and (ii) by or on behalf of UABLL of the amount of the "UABLL IFC Purchase Price Amount" specified in the Allocation Schedule, IFC hereby absolutely and irrevocably sells, assigns, conveys and transfers to UABLL all of IFC's rights and interests in, to and under the IFC UABLL Subsidiaries Debt and the agreements set forth on Schedule 1(a) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with the 2008 IFC UABLL Subsidiaries Loan Agreement and/or the IFC UABLL Subsidiaries Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "IFC UABLL Subsidiaries Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of IFC against any person or entity (known or unknown) arising under or in connection with the IFC UABLL Subsidiaries Loan Documents, and UABLL hereby accepts such assignment.

(b)          Upon payment to IFC (i) by or on behalf of the Thurston Subsidiaries of the "Thurston Subsidiaries IFC Interest Amount" specified in the Allocation Schedule, representing the accrued and unpaid interest on the IFC Thurston Debt and (ii) by or on behalf of Thurston of the amount of the "Thurston Subsidiaries IFC Purchase Price" specified in the Allocation Schedule, IFC hereby absolutely and irrevocably sells, assigns, conveys and transfers to Thurston all of IFC's rights and interests in, to and under the IFC Thurston Debt and the agreements set forth on Schedule 1(b) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with the any of the 2008 IFC UABLP Loan Agreement, the 2011 IFC Thurston Subsidiaries Loan Agreement and/or the IFC Thurston Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "IFC Thurston Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of IFC against any person or entity (known or unknown) arising under or in connection with the IFC Thurston Loan Documents, and Thurston hereby accepts such assignment.

(c)          Upon payment to OFID (i) by or on behalf of the Thurston Subsidiaries of the "Thurston Subsidiaries OFID Interest Amount" specified in the Allocation Schedule, representing the accrued and unpaid interest on the OFID Thurston Subsidiaries Debt and (ii) by or on behalf of Thurston of the amount of the "Thurston OFID Purchase Price Amount" specified in the Allocation Schedule, OFID hereby absolutely and irrevocably sells, assigns, conveys and transfers to Thurston all of OFID's rights and interests in, to and under the OFID Thurston Subsidiaries Debt and the agreements set forth on Schedule 1(c) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with any of the OFID Loan Agreements and/or the OFID Thurston Subsidiaries Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "OFID Thurston Subsidiaries Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of OFID against any person or entity (known or unknown) arising under or in connection with the OFID Thurston Subsidiaries Loan Documents, and Thurston hereby accepts such assignment.

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2.        Conditions.

(a)          The payments and the Assignments contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver (as contemplated in the RSA and the Plan of Reorganization (as defined in the RSA)), at or prior to the date of the Assignments, of each of the following conditions:

(i)          the Bankruptcy Court (as defined in the RSA) shall have entered, in form and substance reasonably satisfactory to the Assignees, an order (x) confirming the Plan of Reorganization and (y) approving this Agreement and authorizing each Assignee's performance of its obligations under this Agreement; and

(ii)          the closing under the Investment Agreement (as defined in the RSA) shall have occurred simultaneously with such payments and Assignments.

(b)          The payments by the Assignees contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver, at or prior to the date of the Assignments, of each of the following conditions:

(i)          the representations and warranties made by the Assignors in Section 6 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the date of the Assignments with the same effect as though made at and as of the date of the Assignments; and

(ii)          the covenants and agreements contained in this Agreement to be complied with by the Assignors on or before the date of the Assignments shall have been complied with in all material respects.

(c)          The Assignments contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver, at or prior to the date of the Assignments, of each of the following conditions:

(i)          the representations and warranties made by the Assignees in Section 5 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the date of the Assignments with the same effect as though made at and as of the date of the Assignments;

(ii)          the covenants and agreements contained in this Agreement to be complied with by the Assignees on or before the date of the Assignments shall have been complied with in all material respects;

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(iii)          each of the Assignors shall have received the payments, in full, by the Assignees contemplated by Section 1 hereof in immediately available funds in US dollars; and

(iv)          each of the Assignors shall have received the IFC/OFID DSRA Balance (as defined in Exhibit A to the RSA (as defined above)) in full from the respective Debt Service Reserve Accounts (as defined in Exhibit A to the RSA) in immediately available funds in US dollars.

3.        Effectiveness.  This Agreement shall become effective as of the date first above written provided that each of the parties hereto have executed and delivered their respective signature pages.

4.        Additional Documents; Further Assurances.  Immediately upon receipt of the payments contemplated in Section 1 hereof but in any event within 60 days thereof, at the expense of the Parent, each Assignor shall take such further action and shall execute and deliver, or cause to be executed and delivered, and shall file or record, or cause to be filed or recorded, any and all other agreements, instruments or other documents which are, in the opinion of any Assignee or its counsel, necessary or desirable to carry out the terms and conditions of any Assignment, including without limitation, to evidence the transfer, assignment and/or release of any security interest, lien, mortgage or other encumbrance upon the assets or property of any of (a) the UABLL Subsidiaries that was granted to secure the obligations in respect of the IFC UABLL Subsidiaries Debt or otherwise in respect of the IFC UABLL Subsidiaries Loan Documents, or (b) the Thurston Subsidiaries that was granted to secure the obligations in respect of (i) the IFC Thurston Debt or otherwise in respect of the IFC Thurston Loan Documents, or (ii) the OFID Thurston Subsidiaries Debt or otherwise in respect of the OFID Thurston Subsidiaries Loan Documents.

5.        Representations and Warranties of Assignees.  Each Assignee hereby represents as warrants that the following is true and correct as of the date of this Agreement and as of the date of the Assignments:

(a)          It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and this Agreement is a legal, valid and binding obligation of such Assignee, enforceable against it in accordance with its terms, except as may be limited by applicable law.

(b)          Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its obligations under this Agreement.

(c)          It has all requisite corporate power and authority and, other than any Bankruptcy Court approvals, all authorizations, consents and licenses required for the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly obtained or granted and are in full force and effect.

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(d)          The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.  Such Assignee further represents and warrants that its board of directors or similar decision making authority, as applicable, has approved this Agreement by all requisite action.

(e)          The execution, delivery and performance by it of this Agreement does not (i) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).

(f)          It is not accepting any Assignment as a result of any advertisement, article, notice or other communication regarding the debt assigned pursuant to such Assignment published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(g)          It is sophisticated with respect to decisions to acquire assets of the type represented by the Assignments and either it, or the Person exercising discretion in making its decision to acquire the Assignments, is experienced in acquiring assets of such type.

(h)           It has received a copy of the IFC Loan Agreements and the OFID Loan Agreements, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to IFC Loan Agreements and the OFID Loan Agreements, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Agreement.

(i)           It has, independently and without reliance upon any of IFC or OFID and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.

(j)          It is entering into this Agreement, and will exercise its rights and perform its obligations under it, for its sole benefit and not for or on behalf of any other person, whether as trustee, agent or otherwise.

6.        Representations and Warranties of Assignors.  Each Assignor hereby represents as warrants that the following is true and correct as of the date of this Agreement and as of the date of the Assignments:

(a)          It is validly established by its member countries, and this Agreement is a legal, valid and binding obligation of such Assignor, enforceable against it in accordance with its terms, except as may be limited by applicable law; provided that no provision of this Agreement shall constitute a waiver of the Assignors' rights and privileges referenced in Section 17.

(b)          Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its obligations under this Agreement.

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(c)          It has all requisite corporate power and authority and, other than any Bankruptcy Court approvals, all authorizations, consents and licenses required for the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly obtained or granted and are in full force and effect.

(d)          The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.  Such Assignor further represents and warrants that its board of directors or similar decision making authority, as applicable, has approved this Agreement by all requisite action.

(e)          The execution, delivery and performance by it of this Agreement does not (i) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).

(f)          It legally owns and is conveying to the applicable Assignee all of its right, title and interest in, to and under the debt and other interests being assigned by it pursuant to each Assignment by it, free and clear of all liens, mortgages, pledges, security interests, encumbrances, charges or other adverse claims of any kind or description.

7.        No Assumptions; Assignee Acknowledgments.

(a)          IFC assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency, value, condition of the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents or any collateral thereunder, (iii) the financial condition, creditworthiness, condition, affairs or status of the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents, or (iv) the performance or observance by the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any IFC UABLL Subsidiaries Loan Documents or IFC Thurston Loan Documents.

(b)          OFID assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the OFID Thurston Loan Documents, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency, value, condition of the OFID Thurston Loan Documents or any collateral thereunder, (iii) the financial condition, creditworthiness, condition, affairs or status of the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of the OFID Thurston Loan Documents, or (iv) the performance or observance by the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any OFID Thurston Loan Documents.

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(c)          Each Assignee understands and acknowledges that it has itself been, and will continue to be solely responsible for, making its own independent appraisal of and investigations into the value, condition or ownership of the assets of the type represented by the Assignments, financial condition, creditworthiness, affairs and legal status of the UABLL Subsidiaries and the Thurston Subsidiaries and of the matters contemplated by this Agreement and each Assignee hereby represents and warrants to the Assignors that it has not relied and will not hereafter rely on any Assignor for any such matter.

(d)          Nothing in this Agreement shall be constructed as transferring to any Assignee (i) the right to receive payment in freely convertible and transferable currency under any circumstances in which any authority having the power to regulate foreign exchange in Paraguay, Panama, Liberia or any other jurisdiction through which any payment due under an IFC Loan Agreement or OFID Loan Agreement is made is not generally permitting the conversion or remittance of foreign currency even if an Assignor is either exempt of such restrictions or otherwise offered preferential treatment or (ii) any other privileges and immunities of such Assignor, and each Assignee expressly acknowledges and accepts that such rights, privileges and immunities will not be assigned or transferred.

(e)          Each Assignee acknowledges and agrees that the obligation of the Assignors to assign and transfer the transferred interests in Section 1 is assumed, and such assignment is made, in reliance on, and subject to, the representations and warranties made in Section 5 and the agreements of the Assignees hereunder.

(f)          Each Assignor acknowledges and agrees that the obligation to make the payments in Section 1 is assumed, and such assignment is made, in reliance on, and subject to, the representations and warranties made in Section 6 and the agreements of the Assignors hereunder.

(g)          Each Assignee confirms to the Assignors that each of the representations and warranties made in Section 5 and the agreements of the Assignees hereunder shall be deemed to be repeated, and expressed to be effective, as of the Effective Date (as defined in the RSA) with reference to the facts and circumstances then existing.

(h)          Each Assignor confirms to the Assignees that each of the representations and warranties made in Section 6 and the agreements of the Assignors hereunder shall be deemed to be repeated, and expressed to be effective, as of the Effective Date with reference to the facts and circumstances then existing.

(i)          Nothing in this Agreement shall be construed as transferring to any Assignee any rights to the True-Up Amount (as defined in the RSA) or any intercreditor claims that the Assignors have against the Noteholders (as defined in the RSA).

8.        Determination of Interest and Purchase Price Amounts.

(a)          The parties hereto agree that the aggregate amount of the payments ("Total Payments") to be made to IFC and OFID pursuant to Section 1 hereof shall be equal to the Initial IFC/OFID Cash Recovery (as defined in the RSA).   The parties hereto further agree that (i) the aggregate amount that IFC shall receive pursuant to Section 1 hereof shall be equal to 75.1191% of the Total Payments (the "IFC Total Payments"), and (ii) the aggregate amount that OFID shall receive pursuant to Section 1 hereof shall be equal to 24.8809% of the Total Payments (the "OFID Total Payments").

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(b)          No later than February 1, 2017, the Assignees shall deliver to the Assignors an allocation schedule (the "Allocation Schedule") setting forth (A) the allocation of the IFC Total Payments, as determined by Assignees in its sole discretion, among the (i) UABLL Subsidiaries IFC Interest Amount, (ii) UABLL Subsidiaries Purchase Price Amount, (iii) Thurston Subsidiaries IFC Interest Amount, and (iv) Thurston Subsidiaries IFC Purchase Price Amount, and (B) the allocation of the OFID Total Payments, as determined by the Assignees in its sole discretion, among the (i) Thurston Subsidiaries OFID Interest Amount, and (ii) Thurston Subsidiaries OFID Purchase Price Amount.  The parties hereto agree that the Allocation Schedule delivered pursuant to this Section 8(b) shall be the final allocation of the IFC Total Payments and the OFID Total Payments.

9.        Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.

10.        Amendment or Waiver.  This Agreement may not be modified, amended or supplemented unless such modification, amendment or supplement is in writing and signed by each Party affected thereby.  No waiver of any provision of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).

11.        Binding Effect; Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors, assigns and transferees, in each case solely as such parties are permitted under this Agreement, it being understood that no Party shall be permitted to assign or transfer any of its rights or obligations under this Agreement unless the prior written consent of each other Party has been obtained.

12.        Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.  The signatures of all of the Parties need not appear on the same counterpart.  Delivery of an executed signature page of this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed signature page of this Agreement.

13.        Headings; Schedules and Exhibits.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation thereof.  References to sections, paragraphs, schedules and exhibits, unless otherwise indicated, are references to sections and paragraphs of, and schedules and exhibits to, this Agreement.

14.        Severability and Construction.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable.

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15.        Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH OR IN RESPECT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF ANY PARTY OR ARISING OUT OF ANY EXERCISE BY ANY PARTY OF ITS RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND WITH RESPECT TO ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE).  THIS WAIVER OF RIGHT TO TRIAL BY JURY IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.  EACH OF THE PARTIES HERETO IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER.  THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

16.          No Third-Party Beneficiaries.  This Agreement shall be solely for the benefit of the Parties hereto (or any other party that may become a party to this Agreement) and no other person or entity shall be a third-party beneficiary hereof.

17.          Privileges and Immunities.  With respect to IFC and OFID, no provision of this Agreement shall limit or shall be construed to be a waiver, renunciation or other modification of any immunities, privileges or exemptions of (a) IFC under its Articles of Agreement, each applicable international convention or applicable law or (b) OFID under The Agreement Establishing the OPEC Fund for International Development, the OFID Lender's Headquarters Agreement, each applicable international convention or treaty and the Agreement for the Encouragement and Protection of Investment between the OFID Lender and Paraguay.

18.          Release and Discharge.  Upon the effectiveness of the Assignments in Section 1 (it being understood that such effectiveness shall occur on the Effective Date), (i) each of the Parent, the UABLL Subsidiaries and the Thurston Subsidiaries (collectively, the "UP Parties") forever releases and discharges each of IFC and OFID, and their respective successors, assignees, participants, agents, officers, directors, members, affiliates, advisors, attorneys and employees from any and all claims, suits, demands, accounts or causes of action any UP Party and any affiliate thereof may have against IFC or OFID or their respective agents, officers and directors, whether arising out of, in connection with or otherwise relating to, directly or indirectly, any IFC Loan Agreement or OFID Loan Agreement, as applicable, and (ii) each of IFC and OFID forever releases and discharges each of the UP Parties, and their respective successors, assignees, participants, agents, officers, directors, members, affiliates, advisors, attorneys and employees from any and all claims, suits, demands, accounts or causes of action IFC or OFID and any affiliate thereof may have against any UP Party or their respective agents, officers and directors, whether arising out of, in connection with or otherwise relating to, directly or indirectly, any IFC Loan Agreement or OFID Loan Agreement, as applicable.

[The remainder of this page is intentionally left blank.]

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INTERNATIONAL FINANCE CORPORATION

By: [signature]
Name: MOHAMED GOULED
Title: DIRECTOR, DEPARTMENT OF SPECIAL OPERATI[ONS]

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:__________________________
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

INTERNATIONAL FINANCE CORPORATION

By:______________________________
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:______________________________
Name: Suleiman J. Al-Herbish
Title: Director-General

UABL LIMITED

By:______________________________
Name:
Title:

THURSTON SHIPPING INC.

By:______________________________
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

INTERNATIONAL FINANCE CORPORATION

By:________________________________
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:________________________________
Name:
Title:

UABL LIMITED

By:________________________________
Name: Eduardo Ojea Quintana
Title: Director

THURSTON SHIPPING INC.

By:________________________________
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

Schedule 1(a)

INTERNATIONAL FINANCE CORPORATION

By:______________________________
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:______________________________
Name:
Title:

UABL LIMITED

By:______________________________
Name:
Title:

THURSTON SHIPPING INC.

By: [signature]
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: [signature]
Name: Elsa Ma. Sousa
Title: Director/Secretary

[Signature Page to Loan Purchase and Assignment Agreement]

ACKNOWLEDGED AND AGREED as of the date
first above written solely with respect to Sections 4 and 18.

ULTRAPETROL (BAHAMAS) LIMITED

By: ______________________________
Name: Eduardo Ojea Quintana
Title: Chief Executive Officer

UABL BARGES (PANAMA) INC.

By: ______________________________
Name:
Title:

UABL TOWING SERVICES S.A.

By: ______________________________
Name:
Title:

MARINE FINANCIAL INVESTMENT CORP.

By: ______________________________
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

ACKNOWLEDGED AND AGREED as of the date
first above written solely with respect to Sections 4 and 18.

ULTRAPETROL (BAHAMAS) LIMITED

By: ______________________________
Name:
Title:

UABL BARGES (PANAMA) INC.

By: ______________________________
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: ______________________________
Name: Elsa Ma. Sousa
Title: Director/Secretary

UABL TOWING SERVICES S.A.

By: ______________________________
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: ______________________________
Name: Elsa Ma. Sousa
Title: Director/Secretary

[Signature Page to Loan Purchase and Assignment Agreement]

MARINE FINANCIAL INVESTMENT CORP.

By: ______________________________
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: ______________________________
Name: Elsa Ma. Sousa
Title: Director/Secretary

EASTHAM BARGES INC.

By: ______________________________
Name: Orelys M. Cedeño
Title: Director/Vice-President

By: ______________________________
Name: Michell Saez
Title: Director/Secretary

UABL PARAGUAY S.A.

By: ______________________________
Name:
Title:

RIVERPAR S.A.

By: ______________________________
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

EASTHAM BARGES INC.

By: ______________________________
Name:
Title:

UABL PARAGUAY S.A.

By: ______________________________
Name: Francisco Mackinlay
Title: President

By: ______________________________
Name: Edmundo Rosado
Title:

RIVERPAR S.A.

By: ______________________________
Name: Francisco Mackinlay
Title: President

By: ______________________________
Name: Edmundo Rosado
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

IFC UABLL Subsidiaries Loan Documents

1.          2008 IFC UABLL Subsidiaries Loan Agreement

2.          Guarantee Agreement dated as of September 15, 2008 by UABLL

3.          Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee

Schedule 1(b)

IFC Thurston Loan Documents

1.          2008 IFC UABLP Loan Agreement

2.          Guarantee Agreement dated as of September 15, 2008 by UABLL

3.          Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee

4.          2011 IFC Thurston Subsidiaries Loan Agreement

5.          Enforcement Shortfall Guarantee Agreement dated as of December 8, 2011 by the Parent

6.          Guarantee Agreement dated as of December 8, 2011 by UABLL

7.          Collateral Trust Agreement dated as of December 8, 2011 by and among IFC, OFID and Wilmington Trust, National Association, as security trustee

Schedule 1(c)

OFID Thurston Subsidiaries Loan Documents

1.          2008 OFID Loan Agreement

2.          Guarantee Agreement dated as of December 8, 2008 by UABLL

3.          Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee

4.          2011 OFID Loan Agreement

5.          Enforcement Shortfall Guarantee Agreement dated as of January 13, 2012 by the Parent

6.          Guarantee Agreement dated as of January 13, 2012 by UABLL

7.          Collateral Trust Agreement dated as of December 8, 2011 by and among IFC, OFID and Wilmington Trust, National Association, as security trustee

EXHIBIT 2

Investment Agreement

PRIVILEGED & CONFIDENTIAL

SETTLEMENT COMMUNICATION / FRE 408
THIS INVESTMENT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.
THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS INVESTMENT AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

INVESTMENT AGREEMENT

by and among

 ULTRAPETROL (BAHAMAS) LIMITED
(the "Company"),
PRINCELY INTERNATIONAL FINANCE CORP.
("Princely"),
MASSENA PORT S.A.
("Massena"),
UP RIVER (HOLDINGS) LTD.
("UPRH"),
UPB (PANAMA) INC.
("UPB"),
UP RIVER TERMINALS (PANAMA) S.A.
("UPRT" and together with Princely, Massena, UPRH and UPB, the "River Business Parent Subsidiaries")
SPARROW RIVER INVESTMENTS LTD.
("Sparrow River")
SPARROW OFFSHORE INVESTMENTS LTD.

 ("Sparrow Offshore")
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P., solely for the purposes of Section 10.17
and
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P., solely for the purposes of Section 10.17

Dated as of November 23, 2016

TABLE OF CONTENTS

i

SCHEDULES
Schedule 1.01(a) – Knowledge Persons (for Company and Purchaser)
Schedule 1.01(b) – Permitted Encumbrances
Schedule 1.01(c) – River Business Subsidiaries
Schedule 2.01(b) – River Business Parent Subsidiaries
Schedule 3.01 – List of Entities
Schedule 3.02(a) – River Parent Shares
Schedule 3.02(b) – Subsidiary Shares
Schedule 3.03 – Required Consents
Schedule 3.05 – Liabilities
Schedule 3.06 – Conduct not in the Ordinary Course
Schedule 3.07 – Actions and Threatened Actions
Schedule 3.09 – Intellectual Property
Schedule 3.10(a) – Owned Real Property
Schedule 3.10(b) – Leased Real Property
Schedule 3.11 – Assets

Schedule 3.12(a) – Employee Benefit Plans
Schedule 3.12(b) – Outstanding Employee Benefit Plan Obligations
Schedule 3.12(d) – Employee Benefit Obligations incurred in Connection with this Agreement
Schedule 3.12(e) – Subsidiaries' Liabilities under Employee Benefit Plans of the Company or Non- River or Offshore Subsidiaries
Schedule 3.12(f) – River Business Employees participating in Employment Benefit Plans of the Company or any Non-River Business Subsidiaries
Schedule 3.12(g) – Offshore Business Employees participating in Employment Benefit Plans of the Company or any Non-Offshore Business Subsidiaries
Schedule 3.13 – Labor Matters
Schedule 3.15(a) – Outstanding Indebtedness in excess of $2,000,000 or Guarantees of River Business Subsidiaries of Any Indebtedness of Company or Non-River Business Subsidiary
Schedule 3.15(b) – Outstanding Indebtedness in excess of $2,000,000 or Guarantees of Offshore Business Subsidiaries of Any Indebtedness of Company or Non-Offshore Business Subsidiary
Schedule 3.16(a) – Material Contracts
Schedule 3.16(b) – Invalid or Non-Binding Material Contracts
Schedule 3.19 – Transactions with Affiliates
Schedule 3.20 – Brokers' Fees
Schedule 3.26(a) – Vessels and Vessel Owners
Schedule 3.26(c) – Unregistered Vessels
Schedule 4.02 – Consents
Schedule 5.01 – Permissible Conduct of Business Prior to Closing
Schedule 5.09 – Intercompany Accounts
Schedule 7.02(b) – Third Party Consents

LIST OF EXHIBITS
Exhibit A – Chapter 11 Plan of Reorganization
Exhibit B – Legal Opinion

This INVESTMENT AGREEMENT, dated as of November 23, 2016 (this "Agreement"), is entered into by and among Ultrapetrol (Bahamas) Limited, a company organized under the laws of the Bahamas (the "Company"), Princely International Finance Corp. ("Princely"), Massena PORT S.A. ("Massena"), UP River (Holdings) Ltd. ("UPRH"), UPB (Panama) Inc. ("UPB"), UP River Terminals (Panama) S.A. ("UPRT" and together with Princely, Massena, UPRH and UPB, the "River Business Parent Subsidiaries"), Sparrow River Investments Ltd. ("Sparrow River"), a company organized under the laws of the Bahamas, Sparrow Offshore Investments Ltd. ("Sparrow Offshore"), a company organized under the laws of the Bahamas, and, solely for the purposes of Section 10.17, Southern Cross Latin America Private Equity Fund III, L.P., a limited partnership organized under the laws of Ontario, Canada (the "Fund III Guarantor") and Southern Cross Latin America Private Equity Fund IV, L.P., a limited partnership organized under the laws of Ontario, Canada (the "Fund IV Guarantor", and together with the Fund III Guarantor, the "Guarantors").
W I T N E S S E T H:
WHEREAS, the Company and its Subsidiaries (as defined below) comprise an industrial shipping company serving the marine transportation needs of its clients, including through its River Business (as defined below), offshore supply business and Ocean Business (as defined below) (the businesses of the Company are collectively referred to herein as the "Business");
WHEREAS, the Company is in default of all of its debt, including its 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") and its loan agreements and credit facilities;
WHEREAS, the Company and certain creditors of the Company's River Business (as defined below) have agreed to a plan to restructure the  debt of the Company's River Business, and in connection therewith the Company, certain of its subsidiaries, the Supporting Creditors (as defined below), Sparrow (as defined in the RSA) and the Guarantors have entered into a Restructuring Support Agreement dated as of November 18, 2016 (the "RSA") which sets forth the terms of such restructuring (the "River Restructuring");
WHEREAS, the Company and certain creditors of the Company's Offshore Business (as defined below) are negotiating a plan to restructure the debt of the Company's Offshore Business, and in connection therewith the Company, certain of its lenders (the "Offshore Lenders") and Sparrow Offshore expect to agree to restructure the debt between the Offshore Business Entities (as defined below) and the Offshore Lenders which sets forth the terms of the restructuring of the debt of the Offshore Business (the "Offshore Restructuring" and, together with the River Restructuring, the "Restructuring");
WHEREAS, the RSA provides for the filing of a petition under chapter 11 ("Chapter 11") of title 11 of the United States Code, 11. U.S.C. §§ 101-1532 (the "Bankruptcy Code") by the Company and some or all of its subsidiaries substantially in the form attached to the RSA (the "Prepack Petition");

WHEREAS, the Company has agreed to solicit approval of a Chapter 11 plan of reorganization as provided in the RSA and attached thereto as Exhibit A (as such plan may be amended, modified or changed from time to time in accordance with the terms and conditions thereof and the RSA, the "Plan of Reorganization") from the Supporting Creditors prior to filing the Prepack Petition with the applicable bankruptcy court;
WHEREAS, Sparrow River has agreed, subject to the terms and conditions set forth herein and in the RSA and Plan of Reorganization, to purchase  the New River Company Shares (as set forth in Section 2.01(b) below) and, if the Offshore Restructuring is agreed to between the applicable Offshore Business Entities and the Offshore Lenders, the UP Offshore Shares (as set forth in Section 2.01(a) hereto)  (such purchase of the New River Company Shares and, if applicable, the UP Offshore Shares, the "Investment");
WHEREAS, the respective boards of directors (or similar governing bodies) of each of the Company, the River Business Parent Subsidiaries, the Purchasers (as defined below) and the Guarantors have, by resolution duly adopted, declared that the transactions contemplated by this Agreement, including the Restructuring, are advisable, and approved and adopted this Agreement;
WHEREAS, pursuant to the RSA and the Plan of Reorganization the proceeds from the Investment will be used solely for purposes of the Restructuring in such manner as set forth in the RSA and the Plan of Reorganization;
WHEREAS, the transactions contemplated by this Agreement are subject to the approval of this Agreement by the Bankruptcy Court (as defined below), and will be consummated pursuant to the order confirming the Plan of Reorganization to be entered in the Chapter 11 Cases (as defined below)];
NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Company, the Purchasers and, solely for the purposes of Section 10.17, the Guarantors, hereby agree as follows:
ARTICLE I
 DEFINITIONS
Section 1.01  Certain Defined Terms.  For purposes of this Agreement:
"Action" means any claim, action, suit, arbitration, audit, inquiry, proceeding or investigation by or before any Governmental Authority.
"Acceptable Ocean Sale" shall have the meaning set forth in the RSA.
"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person and, with respect to the Purchasers, includes the Company from and after the Closing (as defined below) (and provided, for the avoidance of doubt, that no existing shareholder of the Company shall be considered an Affiliate of the Purchasers for purposes of this Agreement).
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"Balance Sheet" means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date.
"Balance Sheet Date" means June 30, 2016.
"Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York.
"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City, New York or in Nassau, Bahamas.
"Capital Stock" means:
(1)  in the case of a corporation, corporate stock;
(2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
(4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
"Chapter 11 Cases" means the voluntary reorganization cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, commenced to implement the Restructuring.
"Claims" means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, claims, liens, proceedings, consent orders or consent agreements.
"Company Intellectual Property" means all Intellectual Property owned by the Company or any of its River Business Subsidiaries that is material to the operations of the Company and/or its River Business Subsidiaries as currently conducted.
"Contract" means any written note, bond, mortgage, deed of trust, indenture, guarantee, lease, sublease, charter, subcharter, license, franchise, permit, agreement, contract, commitment, or other written and legally binding understanding, arrangement, instrument or obligation.
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"control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
"Conveyance Taxes" means with respect to the Company and its Subsidiaries any sales, use, transfer, conveyance, value-added, ad valorem, stamp, stamp duty, recording or other similar tax, fee or charge imposed by any Governmental Authority upon the direct or indirect sale, transfer or assignment of the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, real, personal, tangible or intangible property or any other transaction that occurs pursuant to this Agreement or any interest therein, or upon the recording of any such sale, transfer or assignment, together with any interest, additions or penalties in respect thereof.
"Cornamusa" means Corporacion de Navegacion Mundial S.A.
"Disclosure Schedule" means the Disclosure Schedule, dated as of the date of this Agreement, delivered by the Company to the Purchasers in connection with the execution and delivery of, and forming a part of, this Agreement.
"Employee Benefit Plan" means all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements and all employment, termination, severance or other Contracts or agreements other than statutory benefits, to which the Company or any of its River Business Subsidiaries is a party, with respect to which the Company or any of its River Business Subsidiaries has any material obligation or which are maintained, contributed to or sponsored by the Company or any of its River Business Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its River Business Subsidiaries, and each employee benefit plan or arrangement for which the Company or any of its River Business Subsidiaries could otherwise incur liability; provided, however, that contributions by the Company or its River Business Subsidiaries to social security, retirement or other plans which are required by a Governmental Authority or mandatory by Law and which were not created or established by the Company or any of its River Business Subsidiaries shall not be considered an Employee Benefit Plan for purposes of this Agreement.
"Encumbrance" means any security interest, pledge, share or dividend stripping, hypothecation, mortgage, charter, lease, deed of trust, right of first refusal or similar restriction (including with respect to the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, any restriction on voting, transfer or exercise of any other attribute of ownership), lien or encumbrance (including environmental and tax liens).
"Environmental Claims" means any Claim relating to a violation or alleged violation of any Environmental Law or any Environmental Permit, including (a) any and all Claims by Governmental Authorities requiring cleanup, removal, response, remedial or other corrective actions or damages pursuant to any applicable Environmental Law and (b) any and all Claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the Release of Hazardous Materials.
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"Environmental Law" means any Law, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, that relates to (a) pollution or the protection of the environment, health, safety or natural resources, or (b) human exposure to, transportation, treatment, storage, handling, disposal or the Release of Hazardous Materials.
"Environmental Permit" means any and all federal, national, supranational, state, provincial, municipal, local or administrative permit, approval, identification number or license which is required pursuant to any Environmental Law to be obtained by the Company or any of its Subsidiaries to conduct the Business.
"Equity Interests" means capital stock (whether common or preferred), partnership, limited liability company, membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.
"GAAP" means United States generally accepted accounting principles as in effect on the date of this Agreement, consistently applied.
"Governmental Authority" means any federal, national, supranational, state, provincial, municipal, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial body of competent jurisdiction.
"Governmental Order" means any order, writ, judgment, injunction, decree, and ruling, entered by or with any Governmental Authority.
"Guaranteed Percentage" means in the case of the Fund III Guarantor, 11.54%, and in the case of the Fund IV Guarantor, 88.46%.
"Hazardous Material" means (a) radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (b) any other chemicals, materials or substances defined or regulated as "corrosive", "explosive", "flammable", "infectious", "toxic" or "hazardous" or as a "contaminant" under any applicable Environmental Law or the presence of which could result in an obligation to conduct Remedial Actions.
"Indebtedness" means, with respect to any Person (without duplication), (a) all obligations which in accordance with GAAP would be considered of a financial nature of such Person, whether or not entered into with financial institutions, whether or not contingent, for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, make-whole payments, expenses, indemnities, breakage costs and bank overdrafts thereunder), (b) all obligations of such Person for the deferred purchase price of property (including Vessels) or services (except for trade accounts payable arising in the ordinary course of business consistent with past practices), (c) all obligations of such Person evidenced by notes, bonds, debentures, commercial papers, leases, mortgages or other similar instruments, (d) all obligations
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under derivative financial instruments including the negative or positive, as the case may be, fair value of the derivative financial instruments at Closing, (e) the attributable portion of all obligations from factoring and lease agreements, which by application of GAAP would be considered financial or capital leases, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities (excluding any such obligations issued in support of commercial operations of the Company and its Subsidiaries in the ordinary course of business), (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, and (h) any indebtedness of such Person pursuant to a guarantee to a creditor of another Person.
"Indemnified Party" means a Purchaser Indemnified Party or a Company Indemnified Party, as the case may be.
"Indemnifying Party" means the Company pursuant to Section 8.02 and the Purchasers pursuant to Section 8.03, as the case may be.
"Intellectual Property" means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and Internet domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) registrations and applications for registration of any of the foregoing in (a)-(c), and (e) trade secrets.
"Knowledge" or similar terms used in this Agreement means:
(i) in the case of a representation or warranty, statement or certification made regarding the Company and any of its Subsidiaries, the knowledge of the individuals set forth below the Company's name listed on Schedule 1.01(a), as of the time the applicable representation or warranty, statement or certification is made or deemed to be made hereunder, if (a) any of such individuals is actually aware of such fact or matter, and (b) any of such individuals would reasonably be aware, after making such due inquiry as a prudent business person (taking into account such individual's role) would to those employees who directly report to that individual, of such fact or other matter;
(ii) in the case of a representation or warranty, statement or certification made regarding the Purchasers, the knowledge of the individual(s) set forth opposite Purchasers' name listed on Schedule 1.01(a), as of the time the applicable representation or warranty, statement or certification is made or deemed to be made hereunder, if (a) any of such individual(s) is actually aware of such fact or matter, and (b) any of such individual(s) would reasonably be aware, after making such due inquiry as a prudent business person (taking into account such individual's role) would to those employees who directly report to that individual, of such fact or other matter.
"Law" means any statute, law, ordinance, regulation, rule or code (including common law) of any Governmental Authority.
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"Lease" means any and all leases, ground leases, subleases, licenses, rights to occupy or use, and other Contracts with respect to, real property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.
"Liabilities" means any and all Indebtedness, liabilities and obligations of any nature, whether known or unknown, whether accrued or fixed, absolute or contingent, matured or unmatured, due or to become due, including those arising under any Law, Action or Governmental Order and those arising under any Contract or any tort based on negligence, strict liability or otherwise.
"Loan Purchase Agreement" shall have the meaning set forth in Section 5.12 hereto.
"Material Adverse Effect" means any event, occurrence, circumstance, fact, development, condition or change that is, or could be reasonably expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of (I) in the event of a UP Offshore Purchase (as defined below), UP Offshore and its Subsidiaries taken as a whole or (II) in the event of a River Business Purchase (as defined below), the River Business Subsidiaries taken as a whole or (b) the ability of the Company (in the event of a UP Offshore Purchase) or the River Business Parent Subsidiaries (in the event of a River Business Purchase) to consummate the transactions contemplated hereby on a timely basis, excluding any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:  (i) changes in the global financial, currency or securities markets or general economic or political conditions, (ii) changes or conditions generally affecting the Relevant Industry, (iii) acts of war, sabotage, terrorism or natural disaster, (iv) any actions taken by the Company or any of its Subsidiaries that is required pursuant to this Agreement, (v) the consummation of the transactions contemplated by the Agreement, or (vi) the filing or pendency of the Company's proceedings under Chapter 11, including the Company's inability to pay certain obligations as a result of the filing of such proceedings, or any actions taken in connection with such proceedings that are directed by the Bankruptcy Court or otherwise made in compliance with the Bankruptcy Code to the extent such actions are consistent with the RSA and the Plan of Reorganization; provided, however, that with respect to paragraphs (i), (ii) and (iii) such matter does not have a materially disproportionate effect on (I) in the event of a UP Offshore Purchase, UP Offshore and its Subsidiaries taken as a whole and (II) in the event of a River Business Purchase, the River Business Subsidiaries taken as a whole relative to comparable entities operating in the Relevant Industry; and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Effect" has occurred.
"Notes" has the meaning set forth in the Recitals hereto.
"Ocean Business" has the meaning set forth in the RSA.
"Ocean Business Entities" shall mean Mondalva Shipping Inc., Naviera del Sud S.A. and Palmdeal Shipping Inc.
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"Ocean Business Hand Over" has the meaning set forth in Exhibit A to the RSA.
"Ocean Management Agreement" means the management agreement between UABL and an entity established by the Supporting Noteholders to receive the equity interests in the Ocean Business (as defined in the RSA) , pursuant to which UABL will provide administrative and technical services for the Ocean Business.
"Offshore Business" means the Offshore Business Subsidiaries and all of their respective assets.
"Offshore Business Subsidiaries" means UP Offshore and all of its Subsidiaries.
"Offshore Restructuring" has the meaning set forth in the Recitals.
"Offshore RSA" has the meaning set forth in the Recitals.
"Organizational Documents" means, (i) with respect to any corporation, its memorandum and articles of association, articles or certificate of incorporation and bylaws or other documents of similar substance; (ii) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or other documents of similar substance; (iii) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or other documents of similar substance; and (iv) with respect to any other entity, documents of similar substance to any of the foregoing.
"Party" shall mean each of the Company and the Purchasers and, solely for the purposes of Section 10.17, each of the Guarantors, and "Parties" shall mean all of them (including the Guarantors for purposes of Section 10.02, Section 10.09, Section 10.11, Section 10.12, Section 10.14 and Section 10.17).
"Permitted Encumbrances" means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings; (b) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) liens on leases of real property arising from the provisions of such leases, including, in relation to Leased Real Property (as defined below), any agreements and/or conditions imposed on the issuance of already issued land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company or any of its Subsidiaries, and that do not materially and adversely affect, impair or interfere, individually or in the aggregate, with the use of any property affected thereby; (d) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and consistent with past practices of the Company or any of its Subsidiaries and prevailing industry standards; (e) zoning regulations and restrictive covenants
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and easements of record that do not detract in any material respect from the value of the Leased Real Property and do not materially and adversely affect, impair or interfere, individually or in the aggregate, with the use of any property affected thereby; (f) any Encumbrances securing Indebtedness disclosed in Sections 3.15(a) or (b) of the Disclosure Schedule; (g) Encumbrances for crews' wages (including the wages of a master and the wages of stevedores employed directly by a Vessel) and pledges or deposits under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (h) Encumbrances imposed by law or that arise by operation of law, for sums that are not yet due, are being contested in good faith by appropriate proceedings or are fully insured (other than customary deductibles) or other Encumbrances arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (i) Encumbrances in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (j) Encumbrances securing such Person's reimbursement obligations in connection with letters of credit issued for the account of such Person in connection with the establishment of the financial responsibility thereof under Title 33 Code of Federal Regulations Part 138; (k) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Encumbrances incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (l) liens securing hedging obligations so long as such hedging obligations relate to Indebtedness that is secured by an Encumbrance on the same property securing such hedging obligations; (m) any Encumbrance which arises in favor of an unpaid seller in respect of goods, plant or equipment sold and delivered to the Company or its Subsidiaries in the ordinary course of business until payment of the purchase price for such goods or plant or equipment or any other goods, plant or equipment previously sold and delivered by that seller (except to the extent that such Encumbrance secures Indebtedness or arises otherwise than due to deferment of payment of purchase price); (n) any Encumbrance or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof; (o) Encumbrances to secure any refinancing (or successive refinancings) or replacement as a whole, or in part, of any Indebtedness secured by any Encumbrances referred to in the foregoing clause (f); provided, however, that (x) such new Encumbrance shall be limited to all or part of the same property that secured the original Encumbrance (plus improvements to or on such property), (y) the Indebtedness secured by such Encumbrance at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness described under clause (f) at the time the original Encumbrance became a Permitted Encumbrance and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing and (z) such Encumbrance need not be incurred at the same time the original
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Encumbrance is released; (p) charters, leases or subleases granted to others in the ordinary course of business that do not materially interfere with the ordinary course of business of such Person and its Subsidiaries, taken as a whole; (q) Encumbrances in favor of the Company or any Subsidiary; (r) Encumbrances in favor of customers and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; (s) Encumbrances for salvage and general average; and (t) the liens, encumbrances and restrictions listed on Schedule 1.01(b). For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.
"Person" means any individual, partnership, firm, corporation, joint venture, limited liability company, association, trust, unincorporated organization, labor union, governmental agency or other entity.
"Prepack Petition" has the meaning set forth in the Recitals hereto.
"Purchaser" shall mean Sparrow River and, in the event of a UP Offshore Purchase, Sparrow Offshore, and "Purchasers" shall mean Sparrow River and Sparrow Offshore together (for the avoidance of doubt, the term "Purchasers" shall include Sparrow Offshore only in the event of a UP Offshore Purchase).
"Purchase Price Bank Account" means the bank account to be designated by the Company and/or River Business Parent Subsidiaries, as applicable in a written notice to the Purchasers at least five (5) Business Days before the Closing.
"Receivables" means any and all accounts receivable, notes and other amounts receivable from third parties, including customers and employees, arising from any conduct related to the Business before the Closing, whether or not in the ordinary course of business, together with any unpaid financing charges accrued thereon; provided, however, that for current assets it shall mean exclusively all trade receivables net of any allowance for doubtful accounts, discounts, recalls and returned inventory and other accounts receivable determined on a consolidated basis in accordance with GAAP.
 "Registered" means, when used in connection with Intellectual Property matters, issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
 "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying and seeping into or upon any land or water or air or otherwise entering into the environment, whether sudden or non-sudden and whether accidental or non-accidental.
"Relevant Industry" means the industry in which the Company and its Subsidiaries operate the River Business.
"Remedial Action" means any action required to eliminate or reduce Hazardous Materials or contaminants to a level which is safe for health, the environment or required to avoid its dispersion pursuant to any applicable Environmental Law, including any required site
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investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance or monitoring.
"Restructuring" has the meaning set forth in the Recitals hereto.
"River Business" means all the River Business Subsidiaries and all their respective assets including without limitation, equity in their respective subsidiaries (if any), vessels (including without limitation barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property.
"River Business Parent Subsidiaries" shall have the meaning set forth in the Preamble hereto.
"River Business Subsidiaries" means all of the Company's Subsidiaries set forth on Schedule 1.01(c).
"River Restructuring" has the meaning set forth in the Recitals hereto.
"RSA" has the meaning set forth in the Recitals hereto.
"Subsidiary" means, with respect to any Person, any other entity in which such Person, directly or indirectly, owns greater than 50% of the equity interests thereof or has the power to elect or direct the election of greater than 50% of the members of the governing body of such entity, or otherwise has control over such entity and is or should be treated as a consolidated subsidiary under GAAP.
"Supporting Creditors" has the meaning set forth in the RSA.
"Tax" or "Taxes" means all taxes, assessments, charges, duties, fees, levies or other governmental charges including all state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies, estimated taxes, deficiency assessments, additions to tax, adjustments for inflation, penalties and interest or other governmental charges of any kind whatsoever imposed by any Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return).
"Tax Returns" means any and all returns, statements, notices, reports, claims for return and forms (including elections, declarations, amendments, schedules, estimates, information returns) required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, including any returns that are required to be filed by the Company or any of its Subsidiaries when the same hold, directly or indirectly, an interest in a corporate entity deemed transparent for Tax purposes.
"Transaction Documents" means the collective reference to this Agreement, any other agreements entered into in connection with the transactions contemplated hereby and thereby, the RSA and the Loan Purchase Agreement.
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"Transition Services Agreement" means an agreement between the Parent and Sparrow River whereby the Parent agrees to provide the services stated therein to the River Business Parent Subsidiaries, in a form agreed to between the Parent and Sparrow River.
"UABL" means UABL S.A., an entity organized in Argentina.
"UP Offshore" means UP Offshore (Bahamas) Ltd., an entity organized in the Bahamas.
"Vessels" mean all Vessels owned by the River Business Subsidiaries set forth on Schedule 3.26(a).
Section 1.02  Definitions.  In addition to the terms defined in Section 1.01, the following defined terms have the meanings set forth in the locations identified below:
Defined Terms	Location
"Agreement"	Preamble
"Bankruptcy and Equity Exception"	3.01(b)
"Bankruptcy Code"	Recitals
"Board of Directors"	3.01(b)
"Business"	Recitals
"Cap"	8.04(b)
"Claim Notice"	8.05(a)
"Claims Made Policies"	5.07
"Closing"	2.03
"Closing Date"	2.03
"Company"	Preamble
"Company Indemnified Party"	8.03
"Company Real Property Leases"	3.10(b)
"Company Reports"	3.04(c)
"Company Shares"	3.02(a)
"Deductible"	8.04(a)
"Disinterested Directors"	3.30
"Exchange Act"	3.04(c)
"Expiration Date"	10.17(c)
"Fairness Opinion"	3.30
"Financial Statements"	3.04(a)
"Fundamental Representations"	8.01
"Fund III Guarantor"	Preamble
"Fund IV Guarantor"	Preamble
"Guaranteed Obligation"	10.17(a)
"Guarantors"	Preamble
"Guaranty"	10.17(a)
"Investment"	Recitals
"Leased Real Property"	3.10(b)
"Loss" or "Losses"	8.02

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"Massena"	Preamble
"Material Contracts"	3.16(a)
"New Cornamusa Shares"	2.01(b)
"New River Company Shares"	2.01(b)
"Occurrence Basis Policies"	5.07(b)
"Owned Real Property"	3.10(a)
"Permit"	3.08(b)
"Plan of Reorganization"	Recitals
"Princely"	Preamble
"Purchase Price"	2.02
"Purchasers"	Preamble
"Purchaser Indemnified Party"	8.02
"Regulatory Agreement"	3.07(b)
"Restructuring"	Recitals
"River Business Parent Subsidiaries	Preamble
"River Business Purchase"	2.01(b)
"River Business Purchase Price"	2.01(b)
"River Parent Shares"	3.02(a)
"RSA"	Recitals
"SEC"	3.02(a)
"Securities Act"	3.04(b)
"Subsidiary Shares"	3.02(b)
"Termination Date"	9.01(a)
"Third Party Claim"	8.05(a)
"Threshold"	8.04(a)
"UPB"	Preamble
"UP Offshore Purchase"	2.01(a)
"UP Offshore Purchase Price"	2.01(a)
"UP Offshore Shares"	2.01(a)
"UPRH"	Preamble
"UPRT"	Preamble
"Vessels"	3.26(a)
"2016 Annual Report"	3.02(a)

Section 1.03  Interpretation and Rules of Construction.  (a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(i)  when a reference is made in this Agreement to an Article, Section, Annex, Schedule or Exhibit, such reference is to an Article or Section of, or an Annex, Schedule or Exhibit to, this Agreement;
(ii)  the table of contents and headings for this Agreement are for reference purposes only and do not in any way affect the meaning or interpretation of this Agreement;
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(iii)  whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";
(iv)  the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(v)  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(vi)  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(vii)  each gender-specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender-neutral form;
(viii)  references to a Person are also to its successors and permitted assigns;
(ix)  all references to the Purchasers, the Company and its Subsidiaries and their respective Affiliates shall include each of their respective successors;
(x)  if the date on which any action is required to be taken is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day in such place;
(xi)  any reference in this Agreement to a Law means such Laws as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; and
(xii)  unless otherwise stated, all accounting terms used and not defined in this Agreement have the respective meanings, if any, given to them under GAAP.
(b)  The Parties have participated jointly in the negotiation and drafting of this Agreement with sophisticated legal counsel.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.
(c)  The disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Disclosure Schedule to which the relevance and applicability of such disclosures are readily apparent on the face of such disclosures, upon a reading of such disclosures without any independent knowledge or further inquiry on the part of the reader regarding the matter disclosed (it being understood that the reader of such disclosures will not be deemed to know information about the disclosed matter beyond what is disclosed on the face of such disclosures).  Notwithstanding the foregoing, the parties understand and agree that none of the disclosures in any Section of the Disclosure Schedule will be deemed disclosed as an exception to any of the Company's representations and
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warranties relating to (i) tax or labor matters in respect of any executive employment agreement or consulting agreement or (ii) the interpretation of the application of tax treaties.  No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
ARTICLE II
 PURCHASE AND SALE
Section 2.01  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement:
(a)  If, pursuant to an agreement satisfactory to the Company and Sparrow and Sparrow Offshore, the Offshore Lenders have agreed to the Offshore Restructuring and the release of any guaranty or other claims they may hold against the Company and its Subsidiaries prior to the close of solicitation  of the Plan, at the Closing the Company will sell to Sparrow Offshore, and Sparrow Offshore will purchase from the Company for $2.5 million in cash (the "Offshore Purchase Price") 45,000,000 shares of common shares of  (the "UP Offshore Shares") of UP Offshore ), representing 100% of the issued and outstanding capital stock of UP Offshore free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the Indenture Trustee (as defined in the RSA), the IFC Lender (as defined in the RSA), the OFID Lender (as defined in the RSA) and the Security Trustees (as defined in the RSA), the Offshore Lenders and of any other claims, interests (including equity interests), liens and encumbrances (the "UP Offshore Purchase").
(b)  At the Closing the River Business Parent Subsidiaries will issue and sell to Sparrow River and Sparrow River will purchase from the River Business Parent Subsidiaries for $73.0 million in cash (the "River Business Purchase Price") the shares of common stock of the River Business Parent Subsidiaries set forth on Schedule 2.01(b) hereto (the "New River Company Shares") (which New River Company Shares will represent 100% of the issued and outstanding capital stock of the River Business Parent Subsidiaries), free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the Indenture Trustee, the IFC Lender, the OFID Lender and, the Security Trustees and the Offshore Lenders, and of any other claims, interests, liens and encumbrances (the "River Business Purchase"). In the event of that the Offshore Lenders have not agreed to the Offshore Restructuring and the release of their guaranty or other claims they may hold against the Company or the Subsidiaries prior to the close of solicitation of the Plan, in connection with the River Business Purchase at the Closing all existing shares of Corporacion de Navegacion Mundial S.A. ("Cornamusa") shall be cancelled and new shares of common stock of Cornamusa shall be issued to Princely or another designee of Sparrow River (the "New Cornamusa Shares").
Section 2.02  Purchase Price.  References to "Purchase Price" herein shall mean the River Business Purchase Price and, if the Offshore Lenders have agreed to the Offshore Restructuring, the Offshore Business Purchase Price.
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Section 2.03  Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Investment contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York, at 10:00 a.m. New York time on the third (3rd) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VII (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions); or at such other place or at such other time or on such other date as the Purchasers and the Company may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").
Section 2.04  Closing Deliveries by the Company.  At or prior to the Closing, the Company shall deliver or cause to be delivered to the Purchasers:
(a)  stock certificates representing the UP Offshore Shares (in the event of the UP Offshore Purchase), the New River Company Shares and, if applicable, the New Cornamusa , in each event, duly issued in the name of the Sparrow Offshore (in the event of a UP Offshore Purchase) or Sparrow River (with respect to the New River Company Shares and, if applicable, the New Cornamusa Shares),  or its designee (if applicable) and any other documents that are necessary to grant to the applicable Purchaser or such designee good and marketable title to the UP Offshore Shares the New River Company Shares and the New Cornamusa Shares, as the case may be (subject to restrictions under applicable securities Laws) free and clear of any Encumbrances;
(b)  a receipt for the amount received by the Company pursuant to Section 2.05(b);
(c)  the certificate referenced in Section 7.02(a)(iv);
(d)  the legal opinion referenced in Section 7.02(g); and
(e)  all other documentation required to be delivered by the Company pursuant to this Agreement.
Section 2.05  Closing Deliveries by the Purchasers.  At the Closing, the Sparrow River, and in the event of a UP Offshore Purchase, Sparrow Offshore, shall deliver or cause to be delivered to the Company:
(a)  the certificate referenced in Section 7.01(a)(iv);
(b)  an amount equal to the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account; and
(c)  all other documentation required to be delivered by the Purchasers pursuant to this Agreement.
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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
 AND THE RIVER BUSINESS PARENT SUBSIDIARIES
The Company and the River Business Parent Subsidiaries jointly and severally hereby represent and warrant to the Purchasers, subject to information contained in the Company's most recent annual and quarterly reports filed with the SEC prior to the date of this Agreement and publicly available (excluding any risk factor disclosures contained in such documents under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or other statements that are similarly non-specific or are predictive or forward-looking in nature) and such exceptions as may be disclosed in the Disclosure Schedule, to the extent referring to a particular representation and warranty, as follows:
Section 3.01  Organization, Qualification and Authority.
(a)  The Company and each of its River Business Subsidiaries and Offshore Business Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as foreign corporation, partnership or limited liability company in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary except where the failure to be qualified would not have a Material Adverse Effect.  A true, correct and complete copy of the Organizational Documents of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has been furnished or made available to the Purchasers, and none of the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries is in violation of any of the provisions of its Organizational Documents.  The Company, the Offshore Business Subsidiaries and each of its River Business Subsidiaries, their respective jurisdictions of incorporation or organization and their respective jurisdictions where they are qualified to do business are set forth on Section 3.01 of the Disclosure Schedule.
(b)  Each of the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries have all necessary power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each of the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries of this Agreement and each of the other Transaction Documents to which such entity is a party, the performance by the Company, the Offshore Business Subsidiaries and each of the River Business Parent Subsidiaries of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of the Company (the "Board of Directors") and the boards of directors of each Offshore Business Subsidiary and River Business Parent Subsidiary.  This Agreement has been, and upon the execution of each of the other Transaction Documents to which it is a party shall have been, duly executed and delivered by the Company and each of the Offshore Business Subsidiaries and the
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River Business Parent Subsidiaries, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes, and upon the execution of each of the other Transaction Documents to which it is a party shall constitute, the legal, valid and binding obligations of the Company and each of the Offshore Business Subsidiaries and the River Business Parent Subsidiaries, enforceable against each of the Company and the River Business Parent Subsidiaries, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the "Bankruptcy and Equity Exception").  No other corporate proceedings are necessary for the execution and delivery by each of the Company and the River Business Parent Subsidiaries of this Agreement, the performance by it of its obligations hereunder or the consummation by such entity of the transactions contemplated hereby.
Section 3.02  Capitalization.
(a)  The authorized capital stock of the Company (the "Company Shares") and the issued and outstanding shares of capital stock (or other Equity Interests) of the Company are as set forth in the Company's latest annual report filed with the Securities and Exchange Commission ("SEC") on April 18, 2016 (the "2016 Annual Report").  The authorized capital stock of UP Offshore, Cornamusa and each of the River Business Parent Subsidiaries and the issued outstanding shares of capital stock of each such entity (collectively, the "River Parent Shares") is set forth in Schedule 3.02(a) hereto.  All of the issued and outstanding Company Shares, the UP Offshore Shares, the shares of Cornamusa and the River Parent Shares have been duly authorized and validly issued and acquired and are fully paid and non-assessable and were not issued or acquired in violation of any right of first refusal, purchase option, call option, subscription right, preemptive right or any similar right.  There are no options, rights of first refusal, warrants, convertible securities, shareholder agreements, voting agreements, buy-sell agreements or other rights, agreements, arrangements or commitments by the Company, UP Offshore, Cornamusa or its River Parent Subsidiaries or, to the actual knowledge of the Company, any other Person holding 5% or more of the issued and outstanding capital stock of the Company, relating to the Company Shares, UP Offshore Shares, the shares of Cornamusa or River Parent Shares or obligating the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary, as applicable, to issue or sell any shares of capital stock of, or any other Equity Interests in the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary, as applicable.  Except as set forth in Section 3.02(a) of the Disclosure Schedule, no shares of capital stock or other Equity Interests of the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary are reserved for issuance under other securities issued by the Company or any of its Subsidiaries.  The Plan of Reorganization provides that (a) in the event of a UP Offshore Purchase, (i) the UP Offshore Shares will constitute the sole issued and outstanding shares of capital stock of UP Offshore at the Closing and (ii) the UP Offshore Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable and (b) all existing shares in the River Business Parent Subsidiaries will be cancelled and no longer outstanding, (ii) the New River Company Shares will constitute the sole issued and outstanding shares of capital stock of the River Business Parent Subsidiaries at the Closing and (iii) the New River Company Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable, and (c) in the event of that the Offshore Lenders have not agreed to the Offshore Restructuring and the release of their guaranty or other claims they may
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hold against the Company or the Subsidiaries prior to the close of solicitation of the Plan, all existing shares in Cornamusa will be cancelled and no longer outstanding, (ii) the New Cornamusa Shares will constitute the sole issued and outstanding shares of capital stock of Cornamusa at the Closing and (iii) the New Cornamusa Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable.
(b)  Section 3.02(b) of the Disclosure Schedule sets forth the issued and outstanding shares of capital stock (or other Equity Interests) of the Offshore Business Subsidiaries and the River Business Subsidiaries (the "Subsidiary Shares") and the current beneficial ownership of such Subsidiary Shares.  All of the issued and outstanding Subsidiary Shares (i) are owned of record or beneficially, directly or indirectly, as set forth in Section 3.02(b) of the Disclosure Schedule and, to the extent owned by the Company or one of its Subsidiaries, are free and clear of all Encumbrances other than Permitted Encumbrances set forth on Section 1.01(b) of the Disclosure Schedule and (ii) have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any right of first refusal, purchase option, call option, subscription right, preemptive right or any similar right under (w) applicable Law, (x) any Organizational Documents of the Company, any Offshore Subsidiary or any River Business Subsidiary, as applicable, (y) any agreement, arrangement or commitment by the Company, any Offshore Subsidiary or any River Business Subsidiary, as applicable or, (z) to the Knowledge of the Company, under any other agreements, arrangements or commitments.  There are no options, rights of first refusal, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the River Business Subsidiary or any Offshore Business Subsidiary Shares or the Offshore Business Subsidiary Shares.  No shares of capital stock or other Equity Interests of any River Business Subsidiary are reserved for issuance under other securities issued by the Company or any of its Subsidiaries.
Section 3.03  No Conflicts; Consents.  The execution, delivery and performance of this Agreement by the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries and each of the other Transaction Documents to which the Company, the Offshore Business Subsidiaries or the Business Parent Subsidiaries is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate, conflict with or result in the breach of, the Organizational Documents of the Company or any of its Subsidiaries, (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company or any of its Subsidiaries, or (c) except as set forth in Section 3.03 of the Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound, except, in the case of clauses (b) or (c), as would not result in a Material Adverse Effect.  Except as set forth in Section 3.03 of the Disclosure Schedule, no consent, approval, Permit (as defined below), Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and each other agreement to be executed and delivered by the Company in connection herewith and the consummation of the transactions contemplated hereby and thereby.
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Section 3.04  Financial Information; Reports.
(a)  Each of the consolidated balance sheets of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flows, together with the notes thereto (including (i) the audited consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flow as of and for the twelve month period ending December 31, 2015 and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flow as of and for the six month period ending June 30, 2016) (collectively, the "Financial Statements") included in any Company Report (as defined below) filed with the SEC prior to the date of this Agreement, (i) have been prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries, (ii) complied as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the period involved and (iv) present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates set forth therein and the consolidated results of operations, changes in equity and cash flows of the Company and its Subsidiaries for the periods stated therein, subject, in the case of any unaudited financial statements, to normal recurring year-end audit adjustments and, consistent with GAAP for interim periods, do not contain any notes.
(b)  The Company's auditors have performed a review of the Company's Financial Statement set forth in Section 3.04(a)(ii) of this Agreement.
(c)  Since December 31, 2013, the Company and each of its Subsidiaries has timely filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with the SEC (the foregoing, collectively, the "Company Reports") and has paid all fees and assessments due and payable to the SEC in connection therewith.  As of their respective dates, the Company Reports complied in all material respects with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be.  There are no outstanding comments from the SEC with respect to any Company Report.  No Company Report, as of its date or if amended prior to the date of this Agreement, as of the date of such amendment, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, and the Exchange Act.  No executive officer of the Company or any of its Subsidiaries has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002.
(d)  The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom).  The Company (i) has implemented and maintains such disclosure
20

controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Law to ensure that material information relating to the Company, including the consolidated Subsidiaries of the Company, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company's outside auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.  Since December 31, 2013, (x) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or executive officer of the Company.
(e)  The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.  The Company has not received any complaints made under any whistleblower policy of the Company (including any such policy required by the Sarbanes-Oxley Act of 2002) and has no Knowledge of any such complaints being made to the audit committee of the Company.
Section 3.05  Undisclosed Liabilities.  None of the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries has any material Liabilities required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than, (a) Liabilities reflected or reserved against in the Financial Statements, (b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than may arise out of the Actions and threatened Actions disclosed on Section 3.07 of the Disclosure Schedule, and (c) Liabilities set forth in Section 3.05 of the Disclosure Schedule.
Section 3.06  Conduct in the Ordinary Course.  Since the Balance Sheet Date, (i) the Company and its Subsidiaries have operated their respective businesses only in the ordinary course of business consistent with past practice, (ii) neither the Company nor its Subsidiaries have suffered any Material Adverse Effect, and (iii) except as set forth in Section 3.06 of the Disclosure Schedule, neither the Company nor its Subsidiaries have:
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(a)  declared, set aside or paid any dividends on or made any other distribution in respect of any of its capital stock, decreed or made any capital reductions, capital amortizations, or stock redemptions other than intercompany dividends and distribution between or among the Company and/or any of its non-River Business Subsidiaries;
(b)  split, combined or reclassified any of its capital stock or issued or authorized or proposed the issuance of any securities in respect of, in lieu of, or in substitution for shares of its capital stock, or repurchased, redeemed or otherwise acquired any shares of its capital stock;
(c)  except as specifically provided for in the RSA, issued, delivered, pledged, encumbered, sold or transferred, or proposed the issuance, delivery, pledge, encumbrance, sale or transfer of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities or proposed any change in its equity capitalization;
(d)  except as specifically provided for in the RSA, sold, transferred, leased, licensed, pledged, encumbered, mortgaged or otherwise disposed of tangible or intangible assets (other than in the ordinary course of business consistent with past practices, including, but not limited to, for the avoidance of doubt, the sales of barges constructed by the Company or its Subsidiaries and the financing, refinancing or replacement of Indebtedness and other than Permitted Encumbrances) with an aggregate fair market value in one transaction or a series of transactions in excess of $2,000,000 in the aggregate;
(e)  acquired or agreed to acquire by merging or consolidating with, or by purchasing any material portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof other than mergers, consolidations or amalgamations of Subsidiaries with other Subsidiaries;
(f)  made any capital expenditure or commitment for any capital expenditure in excess of $2,000,000 in the aggregate;
(g)  incurred, assumed or created any Indebtedness in excess of $1,000,000;
(h)  made any loan to, guaranteed any Indebtedness of, or otherwise assumed or incurred any Indebtedness in excess of $1,000,000 on behalf of, or made any investment in, any Person, or prepaid any Indebtedness (other than any interest payments made thereunder in the ordinary course of business in amounts consistent with past practice);
(i)  made any material customer advances;
(j)  (i) granted any material increase, or announced any material increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by either the Company or any of its Subsidiaries to any of its employees, including any increase or change pursuant to any Employee Benefit Plan or (ii) established or increased or promised to increase any benefits under any Employee Benefit Plan, in either case except (A) as required by Law or any collective bargaining agreement and/or (B) involving increases in wages or salaries
22

for employees other than the four highest paid individuals (including the Chief Executive Officer) in the ordinary course of business consistent with past practices of the Company and its Subsidiaries and/or (C) as disclosed in employment agreements previously made available to the Purchasers;
(k)  (i) entered into any agreement, arrangement or transaction with any of its directors, officers, stockholders or four highest paid individuals (or with any relative, beneficiary, spouse or Affiliate of such Persons), including any change of control or severance agreement or (ii) other than in the ordinary course of business, entered into any agreement, arrangement or transaction with any of its other employees (or with any relative, beneficiary, spouse or Affiliate of such Persons), including any change of control or severance agreement;
(l)  made any contribution to any Employee Benefit Plan or change in the manner of any contribution made to any Employee Benefit Plan, other than for required contributions in accordance with the terms of such Employee Benefit Plan;
(m)  adopted or materially amended any Employee Benefit Plan;
(n)  written down or written up (or failed to write down or write up in accordance with GAAP) the value of any Receivables or revalued any of the assets other than in the ordinary course of business consistent with past practices and in accordance with GAAP;
(o)  made any change in any method of accounting or accounting practice or policy used by the Company or any of its Subsidiaries, other than such changes required by GAAP;
(p)  made any Tax election or settled and/or compromised any Tax liability; prepared any Tax Returns in a manner which is inconsistent with the past practices of the Company or any of its Subsidiaries, as applicable, with respect to the treatment of items on such Tax Returns; incurred any material liability for Taxes other than in the ordinary course of business, or filed an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or any of its Subsidiaries;
(q)  amended the Organizational Documents of the Company or any of its River Business Subsidiaries other than as required or contemplated by this Agreement or the Restructuring and except for amendments previously provided to the Purchasers;
(r)  taken any action to reorganize, liquidate or dissolve the Company or any of its River Business Subsidiaries that own vessels or any other material assets;
(s)  settled, released or forgiven any material Action involving amounts in excess of $2,000,000 in the aggregate or waived any material right with respect thereto;
(t)  entered into, amended, renegotiated, terminated (other than by completion thereof) or waived any material right under, any Material Contract (as defined below) involving amounts in excess of $2,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;
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(u)  other than as required or contemplated hereby entered into any agreement or understanding or arrangement with respect to the voting or registration of the securities of the Company or any of its River Business Subsidiaries; or
(v)  agreed or otherwise committed to take any of the foregoing actions.
Section 3.07  Litigation.
(a)  Except as set forth in the 2016 Annual Report, there is no Action by or against the Company or any of its River Business Subsidiaries pending or, to the Company's Knowledge, threatened, by or against the Company or any of its River Business Subsidiaries before any Governmental Authority that has had or would reasonably be expected to have a Material Adverse Effect.
(b)  The Company has not been a recipient of any written communication from, nor has it adopted any resolutions at the request of, any Governmental Authority that restricts in any material respect the conduct of the Business or that in any material manner relates to their ability to operate the Business (each, a "Regulatory Agreement"), nor have any of its River Business Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting any such Regulatory Agreement that would reasonably be expected to have a Material Adverse Effect.
Section 3.08  Compliance with Laws; Permits.
(a)  The Company and each of its River Business Subsidiaries has conducted and continues to conduct its respective business in all material respects in accordance with all Laws and Governmental Orders to which it is subject and, to the Company's Knowledge, neither the Company nor any of its River Business Subsidiaries is in material violation in any respect of any such Law or Governmental Order.
(b)  Except as set forth in the 2016 Annual Report, the Company and each of its River Business Subsidiaries is in possession of all material and relevant licenses, permits, waivers, franchises, orders, concessions, registrations, authorizations and approvals issued by any Governmental Authority (each, a "Permit") which are currently necessary in any material respect for it to conduct the Business as now or as previously conducted or for the ownership and use of its assets.  Each such Permit is valid, current, unextended and in full force and effect and neither the Company nor any of its River Business Subsidiaries is in default of any such Permit.  None of such Permits will be materially adversely affected by the consummation of the transactions contemplated hereby.
(c)  The Company and each of its River Business Subsidiaries (if applicable) has timely filed all material reports, registrations and statements, together with any amendments required to be made under applicable Law and has paid all fees and assessments due and payable in connection therewith.  Except as set forth in the 2016 Annual Report and except for normal examinations conducted by any Governmental Authority in the regular course of business of the Company and each of its River Business Subsidiaries, to the
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Company's Knowledge, no Governmental Authority has initiated any proceeding or investigation into their business or operations that would reasonably be expected to have a Material Adverse Effect.  To the Company's Knowledge, except as set forth in the 2016 Annual Report, there is no unresolved violation of any Law or Governmental Order, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of the Company or its River Business Subsidiaries.
Section 3.09  Intellectual Property.
(a)  Section 3.09 of the Disclosure Schedule sets forth a true and complete list of all Registered Company Intellectual Property.
(b)  To the Knowledge of the Company, the use of the Company Intellectual Property by the Company, the Offshore Business Subsidiaries and its River Business Subsidiaries as currently conducted does not infringe in any material respect any valid, enforceable and unexpired Intellectual Property of any other Person and there is no Action initiated by any other Person pending or, to the Company's Knowledge, threatened, against the Company or any of its River Business Subsidiaries concerning the foregoing.
(c)  With respect to each item of Registered Company Intellectual Property, the Company, the Offshore Business Subsidiaries or one of its River Business Subsidiaries is the owner of the entire right, title and interest in and to each item of such Registered Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), and to the Company's Knowledge, no Person is engaging in any activity that infringes any Company Intellectual Property.
Section 3.10  Real Property.
(a)  Section 3.10(a) of the Disclosure Schedule lists each parcel of real property owned by the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries (the "Owned Real Property").  The Company or River Business Subsidiary, as applicable, has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.
(b)  Section 3.10(b) of the Disclosure Schedule lists the street address of each parcel of real property leased from a third party by the Company, the Offshore Business Subsidiaries or its River Business Subsidiaries (the "Leased Real Property") pursuant to a Lease ("Company Real Property Leases").  The Company has made available to the Purchasers true and complete copies of the Company Real Property Leases.
Section 3.11  Condition and Sufficiency of Properties.  All property and assets (other than Vessels, which are covered solely by the representations and warranties contained in Section 3.26) owned or utilized by the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries (i) are in good operating condition and repair, ordinary wear and tear excepted, (ii) have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the Business in the manner currently and historically conducted by the Company and its River Business Subsidiaries, and (iii) are sufficient for (a) the Company and its Offshore Business Subsidiaries to continue to conduct the Offshore Business or (b) the River Subsidiaries to conduct the River Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and
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assets necessary to conduct the River Business and the Offshore Business (in the event of a UP Offshore Purchase) as currently conducted.  Section 3.11 of the Disclosure Schedule sets forth a description of assets, employees, real estate owned or leased, software and other intellectual property, contracts, etc. that are part of the Company or its non-River Business Subsidiaries but used by or in connection with the River Business or the Offshore Business, as applicable.
Section 3.12  Employees; Employee Benefit Matters.
(a)  Section 3.12(a) of the Disclosure Schedule lists each Employee Benefit Plan of any River Business Subsidiary and any Offshore Business Subsidiary.  The Company has furnished to the Purchasers a complete and accurate copy of (i) the applicable documentation for each such Employee Benefit Plan, including any trust or other funding arrangements, and (ii) the most recently prepared financial statement, if applicable, in connection with each such Employee Benefit Plan.  Except as provided in applicable Laws, none of the Company, any Offshore Business Subsidiary or any River Business Subsidiary has any commitment (A) to create, incur liability with respect to or cause to exist, any other employee benefit plan, program or arrangement, (B) to enter into any Contract or agreement to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Employee Benefit Plan, other than with respect to a modification, change or termination required by applicable Law.
(b)  Except as set forth in Section 3.12(b) of the Disclosure Schedule, the Company, the Offshore Business Subsidiaries and the River Business Subsidiaries have performed in all material respects all of their respective obligations under all Employee Benefit Plans.  The Company, the Offshore Business Subsidiaries and the River Business Subsidiaries have made appropriate entries as required under GAAP in their financial records and statements for all obligations and liabilities under such Employee Benefit Plans that have accrued but are not due.
(c)  No Action, an adverse determination of which could reasonably be expected to result in a Material Adverse Effect, is pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan (other than claims for benefits in the ordinary course).  All contributions, premiums or payments required to be made by the Company, the Offshore Business Subsidiaries or the River Business Subsidiaries with respect to any Employee Benefit Plan have been made on or before their due dates.
(d)  Except as set forth on Section 3.12(d) of the Disclosure Schedule, none of the execution, delivery or performance of any Transaction Document or the consummation of the transactions contemplated thereby will result in any obligation to pay any Person any severance pay, or termination, retention or other benefits or accelerate the time of payment or result in any material payment or funding of benefits under, or materially increase the amount payable or result in any other obligation pursuant to, any Employee Benefit Plan.
(e)  Except as set forth in Schedule 3.12(e) hereof, none of the River Business Subsidiaries has any liabilities under Employee Benefit Plans of the Company or any non-River Business Subsidiaries, and none of the Offshore Business Subsidiaries has any liabilities in Employee Benefit Plans of the Company or any non-Offshore Business Subsidiaries.
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(f)  Except as set forth in Schedule 3.12(f) hereof, none of the River Business employees participates in Employee Benefit Plans of the Company or any of the non-River Business Subsidiaries.
(g)  Except as set forth in Schedule 3.12(g) hereof, none of the Offshore Business employees participates in Employee Benefit Plans of the Company or any of the non-Offshore Business Subsidiaries.
Section 3.13  Labor Matters.  Except as set forth on Section 3.13 of the Disclosure Schedule, there are no collective bargaining or similar agreements to which the Company, any Offshore Business Subsidiary or any River Business Subsidiary is a party or which are otherwise applicable to Persons employed by the Company, any Offshore Business Subsidiary or any River Business Subsidiary.  As of the date hereof, except as set forth on Section 3.13 of the Disclosure Schedule, there are no controversies, strikes, slowdowns or work stoppages pending between the Company, any Offshore Business Subsidiary or any River Business Subsidiary and any of their respective employees that would reasonably be expected to have a Material Adverse Effect.  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries is currently in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to social security, wages, hours, collective bargaining, consultation notifications and the payment and withholding of Taxes.
Section 3.14  Taxes.  Except as provided in the 2016 Annual Report:
(a)  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it on or prior to the date hereof.  Such Tax Returns are complete, true and correct in all material respects.
(b)  All Taxes due and payable by or with respect to the income, assets or operations of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries have been timely paid in full. All Taxes not yet due and payable by the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries (or any other corporation merged into or consolidated with the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries) have been properly accrued and adequately disclosed and fully provided for on the books and records of the Company and its Subsidiaries in accordance with GAAP.
(c)  None of the Company, its Offshore Business Subsidiaries nor any of its River Business Subsidiaries has waived any statute of limitations affecting any Tax liability or agreed to any extension of time during which a Tax assessment or deficiency assessment may be made, which waiver or extension is still in effect, nor has been subject to any statutory extension or suspension of the statute of limitations.
(d)  To the Knowledge of the Company, there are no pending Actions, Tax audits or examinations of the Taxes of the Company, its Offshore Business Subsidiaries or any River Business Subsidiary and no such audit is pending.  None of the Company, its Offshore
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Business Subsidiaries or any of its River Business Subsidiaries has received any written notices of Tax audits or examinations of Taxes, statements of deficiencies or proposed deficiencies (or similar notices) from any taxing authority which could reasonably be expected to affect the Tax liability of the Company or its River Business Subsidiaries.
(e)  There are no Encumbrances on any of the Company's, Offshore Business Subsidiaries' or River Business Subsidiaries' properties or assets with respect to any unpaid Taxes, and neither the Company nor any of its Subsidiaries has received any notice of assessment by any Tax authority in connection with any Tax Returns and there are no pending Tax examinations of or Tax claims asserted against the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside on the applicable Company, Offshore Business Subsidiary or River Business Subsidiary books in accordance with GAAP.
(f)  None of the Company, its Offshore Business Subsidiaries  or its River Business Subsidiaries has ever been included in any "consolidated", "unitary" or "combined" Tax Return.
(g)  All Taxes that the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries are (or were) required by Law to withhold or collect in connection with the amounts paid or distributed to any employee, independent contractor, creditor, shareholder, member or other third party have been duly withheld or collected, and have been timely paid over in full to the proper Governmental Authority whether or not the same are shown to be payable on any Tax Return; provided that, where tax regulations permit it, certain withholdings may have been made by one River Business Subsidiary on behalf of another River Business Subsidiary  or one Offshore Business Subsidiary on behalf of another Offshore Business Subsidiary.
(h)  No claims have ever been made in writing by any Governmental Authority in a jurisdiction where the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries do not file Tax Returns that any of them is or may be subject to the taxing jurisdiction of such Governmental Authority, and to the Knowledge of the Company, no such claim is pending or contemplated.
(i)  None of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has engaged in any activities that may trigger a permanent establishment in any taxing jurisdiction, nor has any income become subject to any foreign controlled corporation rules under any applicable Law.
(j)  There are no tax sharing, allocation, indemnification or similar agreements in effect as between the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries or any predecessor or Affiliate thereof and any other Person under which the Purchasers, the Company any of its Offshore Business Subsidiaries or any of the Company's River Business Subsidiaries could be liable for any Taxes or claims of any party.
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(k)  There are no tax rulings, requests for rulings or closing agreements to which the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries or any of their Affiliates is a party that could affect the Company's, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries' liability for Taxes for any period after the Closing Date.  Unless permitted by law and properly accounted for under GAAP, none of the Company or any of its River Business Subsidiaries has taken any action that would have the effect of deferring any material Tax liability for the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries from any taxable period (or a portion thereof) ending on or before the Closing Date to any taxable period (or a portion thereof) ending after the Closing Date.
(l)  Each of the Company , its Offshore Business Subsidiaries and its River Business Subsidiaries retains all tax, accounting and corporate records as required by Law to support any tax or accounting position, filing or claim that has been made by the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries with respect to Taxes imposed as per applicable Law.
(m)  The Company has made available to the Purchasers true and correct copies of all Tax Returns of the Company and each of its Offshore Business Subsidiaries and River Business Subsidiaries for the three (3) years immediately preceding the date of this of this Agreement.
(n)  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has fully complied with Sections 481(a) or 482 of the Internal Revenue Code of 1986, as amended, and applicable regulations promulgated there under, or any similar provision of foreign, state or local applicable Law.
(o)  None of the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries have filed an entity classification election pursuant to U.S. Treasury Regulation § 301.7701-3 (a so-called "check the box" election) for U.S. federal income tax purposes.
Section 3.15  Indebtedness; Guarantees.  The 2016 Annual Report lists all material outstanding Indebtedness of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries and each material agreement pursuant to which the Company, any of its Offshore Business Subsidiaries or any River Business Subsidiary is a guarantor, surety, joint obligor or responsible in any capacity for any Indebtedness, liability or obligation (including debt) of any other Person, except to the extent that such guaranty, surety, joint obligations or responsibility is for the benefit of the River Business Subsidiaries or the Offshore Business Subsidiaries; nor is any third party a guarantor, surety, joint obligor or responsible in any capacity for any Indebtedness, liability or obligation (including debt) of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries.
(a)  Section 3.15(a) of the Disclosure Schedule sets forth a list of (i) all outstanding Indebtedness of the River Business Subsidiaries in excess of $2,000,000 and (ii) all guarantees, sureties or obligations by a River Business Subsidiary of any Indebtedness of the Company or a non-River Business Subsidiary.
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(b)  Section 3.15(c) of the Disclosure Schedule sets forth a list of (i) all outstanding Indebtedness of the Offshore Business Subsidiaries in excess of $2,000,000  and (ii) all guarantees, sureties or obligations by an Offshore Business Subsidiary of any Indebtedness of the Company or a non-Offshore Business Subsidiary.
Section 3.16  Material Contracts.
(a)  Section 3.16(a) of the Disclosure Schedule lists each of the following executory Contracts to which any of the Company's River Business Subsidiaries or Offshore Business Subsidiaries is a party or by which the Company or any of its River Business Subsidiaries, its Offshore Business Subsidiaries or its assets are otherwise bound (such Contracts being "Material Contracts"):
(i)  any Contract that provides for the payment or receipt by any River Business Subsidiary or Offshore Business Subsidiary of money, services or property with an annual value in excess of $5,000,000;
(ii)  any Contract under which any River Business Subsidiary or Offshore Business Subsidiary created, incurred, assumed or guaranteed any Indebtedness in excess of $1,000,000;
(iii)  any material Contract that limits or purports to limit the ability of any River Business Subsidiary or Offshore Business Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time or otherwise restricts (other than in the ordinary course of business) the conduct by any River Business Subsidiary or Offshore Business Subsidiary of the Business;
(iv)  any material Contract that imposes confidentiality or standstill obligations on any River Business Subsidiary or Offshore Business Subsidiary, other than confidentiality obligations arising in the ordinary course of business;
(v)  any material Contract that imposes exclusive or other restrictive dealing obligations on the Company, or Offshore Business Subsidiary or any River Business Subsidiary;
(vi)  any currently in force joint venture, partnership, association agreement or similar Contract entered into by any River Business Subsidiary or Offshore Business Subsidiary relating to a material portion of the River Business or Offshore Business;
(vii)  any material Contract between a River Business  Subsidiary or an Offshore Business Subsidiary and any Governmental Authority;
(viii)  any Contract that provides for the assumption of any material Tax, environmental or other Liability of any  River Business Subsidiary or Offshore Business Subsidiary other than in the ordinary course of business or which are not covered by insurance policies of such River Business Subsidiary or Offshore Business Subsidiary;
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(ix)  any employment agreements and Contracts with consultants (or similar arrangements) to which any River Business Subsidiary or Offshore Business Subsidiary is a party and which are not cancellable without material penalty or without more than ninety (90) days' notice and which involve the payment of more than $500,000 annually; and
(x)  any Company Real Property Leases of any River Business Subsidiary or Offshore Business Subsidiary; and
(xi)  all Contracts for the sale of Vessels by a River Business Subsidiary or Offshore Business Subsidiary.
(b)   (i) Except as set forth on Section 3.16(b) of the Disclosure Schedule, each Material Contract is valid and binding on the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries, as the case may be, and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect, (ii) each Material Contract is enforceable against the Company or the Subsidiary of the Company that is a party thereto, except as such enforceability may be limited by the Bankruptcy and Equity Exception, and (iii) the Company, the Offshore Business Subsidiary of the Company or the River Business Subsidiary of the Company that is a party thereto is not in material breach of, or in material default under, any material provision of any Material Contract and, to the Knowledge of the Company, the counterparties thereto are not in material breach of, or in default under, any material provision thereof.  The Company has previously made available to the Purchasers true, complete and correct copies of all written Material Contracts listed on Section 3.16(a) of the Disclosure Schedule.
Section 3.17  Environmental Matters.
(a)  Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with the terms and conditions of all applicable Environmental Permits.
(b)  There are no Environmental Claims pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries or their assets or Vessels, which could reasonably be expected to result in a Material Adverse Effect or which are not covered by insurance policies of the Company or its Subsidiaries.
(c)  There have not been any Releases or threatened Releases of Hazardous Materials on, above, in, or about any site or property owned, operated or otherwise under the possession of the Company or any of its Subsidiaries or by any Vessel or other asset, which could result in a material obligation to conduct any Remedial Action pursuant to applicable Environmental Laws or in an Environmental Claim against the Company or any of its Subsidiaries, which could reasonably be expected to result in a Material Adverse Effect or which are not covered by insurance policies of the Company or its Subsidiaries.
Section 3.18  Insurance.
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(a)  The Company has made available to the Purchasers true, correct and complete copies of each material insurance policy and bond issued by a third party commercial insurer and covering the Company, any Offshore Business Subsidiary and any River Business Subsidiary or their Vessels or other assets or properties or employees.  Such policies and bonds are in full force and effect (except for insurance policies that have expired under their terms in the ordinary course), all premiums due and payable thereon have been paid and, none of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has received written notice from any insurer or agent of any intent to cancel any such insurance policy or bond.  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has complied with the terms and provisions of such policies and bonds where the failure to comply with such terms or provisions could result in the termination of, or cessation of cover under, such insurances.  There is no material claim by the Company, any Offshore Business Subsidiary or any River Business Subsidiary pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds.  None of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has received any notice of any failure to pay premiums when due or any similar state of facts which might form the basis for termination of any such insurance.
(b)  Without limiting the foregoing clause (a), to the Knowledge of the Company, each Vessel is insured against:
(i)  usual marine risks customary and appropriate for its operational and trading status; and
(ii)  protection and indemnity risks (including the maximum level for oil pollution liability available from time to time under basic protection and indemnity club entry) in respect of the full tonnage of such Vessel.
Section 3.19  Transactions with Affiliates.  Except as set forth on Section 3.19 of the Disclosure Schedule, no officer, director or Affiliate of the Company or any of its Subsidiaries or immediate family member of any of the foregoing Persons or any Person owning at least 5% of the outstanding share capital of the Company or any of its Subsidiaries is a party to or an express beneficiary of any contract with the Company or any of its Subsidiaries or has any interest in any property used by the Company or any of its Subsidiaries.
Section 3.20  Brokers.  Except as disclosed on Section 3.20 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 3.21  Anti-corruption and Anti-bribery Laws.  Neither the Company nor any of its Subsidiaries nor any director, officer, or, to the Company's Knowledge agent, employee or other Person associated with or acting on behalf of the Company or any of its Subsidiaries, has directly or indirectly (i) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., or any other applicable anti-corruption Law, (ii) given or agreed to give any illegal gift, contribution, payment or similar
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benefit to any supplier, customer, Governmental Authority or governmental, administrative or regulatory official or employee or other Person who was, is or may be in a position to help or hinder in any way the Company or any of its Subsidiaries or the Business (or assist in any way in connection with any actual or proposed transaction), (iii) made or agreed to make any illegal gift, contribution, entertainment or other expense or other payment, or reimbursed any illegal gift, contribution, entertainment or other expense or other payment made by any other Person, to any political party, campaign or candidate for federal, state, local or foreign public office or any Governmental Authority or governmental, administrative or regulatory official or employee, or (iv) made or agreed to make any bribe, unrecorded rebate, influence payment, payoff, kickback or other similar unlawful payment.  There have been no false or fictitious entries made in the books or records of the Company or its Subsidiaries relating to any payment prohibited by Law, and neither the Company nor its Subsidiaries has established or maintained any fund for use in making any such payments.
Section 3.22  Personal Property.  Except for such property as has been sold or otherwise disposed of in the ordinary course of business consistent with past practice, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all tangible personal property and assets reflected in the audited consolidated balance sheet of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries as of the Balance Sheet Date or tangible personal property and assets acquired after the Balance Sheet Date, in each case, which the Company or any of its Subsidiaries purports to own or lease, as the case may be, free and clear of all Encumbrances, other than Permitted Encumbrances.  All such personal property shall be available to conduct the Business at the Closing in the same manner as conducted prior to the Closing.
Section 3.23  Accounts Receivable.  The Receivables reflected on the Balance Sheet (a) are accounted for as accounts receivable in accordance with GAAP (including the relevant GAAP revenue recognition principles); and (b) have arisen from bona fide transactions entered into by the Company and its Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of the Business consistent with past practice; and (c) constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than in the ordinary course of the Business consistent with past practice; and (d) to the Company's Knowledge, are collectible except to the extent of the bad debt reserve on such Balance Sheet.
Section 3.24  General Representation.  All of the representations and warranties in this Article III regarding the Company and its Subsidiaries, without regard to any materiality qualifications contained therein, are true and correct in all respects, except for such inaccuracies as would not individually or in the aggregate have a Material Adverse Effect.
Section 3.25  Foreign Trade and Foreign Exchange Related Matters.  The Company has duly conducted all foreign exchange operations and foreign trade operations pertaining to the Business in all material respects as required by all applicable Laws, and has completed in all material respects all the required forms, filings and registration procedures before the corresponding Governmental Authorities.  The Company has kept in due form all the supporting documents as required by Law, for all the foreign trade and foreign exchange
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operations conducted and/or informed by the Company, and the required corresponding forms have been signed by the applicable authorized person, as required by Law.
Section 3.26  Vessels; Maritime Matters.
(a)  Section 3.26(a) of the Disclosure Schedule sets forth a list of each vessel  (the "Vessels") owned, leased or operated by River Business Subsidiaries and the Offshore Business Subsidiaries, with an indication of its name, vessel type, owner, flag, official registration number, if applicable, bareboat charter flag and bareboat charter flag registration number, if applicable, and year built.  Each of the owners of the Vessels identified on Section 3.26(a) of the Disclosure Schedule has good and valid title to, or a valid leasehold interest in, such Vessels, free and clear of all Encumbrances (other than Permitted Encumbrances).  Each Vessel that operates in the River Business or Offshore Business is included on Schedule 3.26(a).
(b)  Each of the Vessels (other than those which may be drydocked or out of service in the ordinary course of business) is seaworthy in all material respects.  Each Vessel is equipped with such machinery, engines, instruments, rigging, anchors, chains, cables, tackle, apparel, accessories, equipment, radio installation and navigational equipment, inventory, spare parts and all other appurtenances necessary for the intended operation of such Vessel, whether or not on board, in the ordinary course of business consistent with past practices and prevailing industry standards.
(c)  Except as set forth in Section 3.26(c) of the Disclosure Schedule, each of the Vessels (other than barges) is duly registered in the relevant owner's name under the laws and flag of the country identified as the flag state of the respective Vessel and satisfies the laws, regulations and requirements for its registration under said flag state and operation in the trade in which it performs.
Section 3.27  Status of UP Offshore Shares, New Cornamusa Shares or New River Company Shares.  The UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, as applicable, to be issued pursuant to this Agreement have been duly authorized by all necessary corporate action.  When issued and sold (in the case of the New Cornamusa Shares and the New River Company Shares) or sold and transferred (in the case of the UP Offshore Shares) against receipt of the consideration therefor as provided in this Agreement, such shares will be validly issued, fully paid and nonassessable, will not be subject to preemptive rights of any other shareholders of the Company and shall be free and clear of all Encumbrances and restrictions, except for restrictions on transfer imposed by applicable securities laws.
Section 3.28  Anti-takeover Provisions Not Applicable.  No "moratorium," "control share," "takeover," "business combination," or "interested shareholder" or other similar anti-takeover statute or regulation (including any provision of the Company's Organizational Documents) is applicable to the transactions contemplated by this Agreement or to any of the transactions contemplated hereby, and the Company and the Board of Directors have taken all necessary action, if any, in order to render any such statute, regulation or provision inapplicable to the Purchasers.
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Section 3.29  Disclosure.  None of (a) the representations or warranties by the Company in this Agreement, nor (b) any statement contained in the Disclosure Schedules to this Agreement or any certificate furnished or to be furnished to the Purchasers pursuant to Section of this Agreement contains any untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.
Section 3.30  Opinion of Financial Advisor; Disinterested Director Approval.  The disinterested directors of the Company (the "Disinterested Directors") have received the opinion of Stifel, Nicolaus & Company, Incorporated, dated November 7, 2016, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Purchase Price to be received by the Company in the transactions contemplated by this Agreement is fair from a financial point of view to the Company (the "Fairness Opinion").  The Disinterested Directors have approved this Agreement and the transactions contemplated hereby in accordance with the Memorandum and Articles of Association of the Company.
Section 3.31  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of the Purchasers acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or the Business or with respect to any other information provided to the Purchasers in connection with the transactions contemplated by this Agreement.  Except for the representations and warranties contained in this Article III as expressly provided for herein, and except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to the Purchasers or any other Person resulting from the distribution to the Purchasers, or the Purchasers' use of, any such information, including any information, documents, projections, forward looking statements, forecasts or other material made available to the Purchasers in any "data rooms" or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASERS
Each of the Purchasers hereby represents and warrants to the Company as follows:
Section 4.01  Organization and Authority of the Purchaser.  The Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it was organized and has all necessary power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser.  This Agreement has been, and upon the execution of each of the other Transaction Documents to which it is a party shall have been, duly executed and delivered by the Purchaser, and (assuming
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due authorization, execution and delivery by the other Parties) this Agreement constitutes, and upon the execution of each of the other Transaction Documents to which it is a party shall constitute, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to the effects of the Bankruptcy and Equity Exception.
Section 4.02  No Conflicts; Consents.  The execution, delivery and performance by the Purchaser of this Agreement and each of the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not (a) violate, conflict with or result in the breach of any provision of the Purchaser's Organizational Documents, (b) conflict in any material respect with or violate in any material respect any material Law or material Governmental Order applicable to the Purchaser, or (c) require the consent, notice or other action by any Person under, conflict with, result in any breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which the Purchaser is a party or by which the Purchaser is otherwise bound, except, in the case of clause (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by this Agreement and to each other Transaction Document to which it is a party.  Except as set forth in Section 4.02 of the Disclosure Schedule, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and each other agreement to be executed and delivered by the Purchaser in connection herewith and the consummation of the transactions contemplated hereby and thereby.
Section 4.03  Litigation.  No Action by or against the Purchaser is pending or, to the Knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby.
Section 4.04  Sufficiency of Funds.  The Purchaser is indirectly owned by two private equity funds, which have unfunded capital commitments or other resources in the aggregate sufficient to pay the Purchase Price.  At the Closing, the Purchaser will have sufficient cash on hand provided by such private equity funds or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.
ARTICLE V
 ADDITIONAL AGREEMENTS
Section 5.01  Conduct of Business Prior to the Closing.  The Company covenants and agrees that, without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld, delayed or conditioned) or approval of the Bankruptcy Court (provided such approval is consistent with the RSA and the Plan of Reorganization and does not negatively affect the Purchasers, the Offshore Business or the River Business), except as described in Section 5.01 of the Disclosure Schedule, required by applicable Law or
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contemplated (including but not limited to the consummation of the Restructuring set forth in the RSA and the filing and approval of the Plan of Reorganization, permitted or required by this Agreement, between the date of this Agreement and the Closing, it will use its commercially reasonable efforts to, and shall cause its Subsidiaries and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (a) conduct its business in the ordinary course in all material respects, (b) maintain and preserve the business and assets of the Company in customary repair, order and condition, reasonable wear and tear excepted, (c) use its commercially reasonable efforts to preserve intact, in all material respects, the business organization of the Company and its Subsidiaries,(d) use its commercially reasonable efforts to preserve the goodwill associated with the Company and its Subsidiaries, including preserving their respective relationships with material customers and suppliers, and (e) conduct the Chapter 11 Cases in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court.  Except as described in Section 5.01 of the Disclosure Schedule or contemplated, permitted or required by this Agreement, the Company agrees to use its commercially reasonable efforts not to, and to cause its Subsidiaries not to, between the date of this Agreement and the Closing, without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld, delayed or conditioned), take or fail to take any actions that, if taken or failed to be taken since the Balance Sheet Date, would be required to be disclosed on Section 3.06 of the Disclosure Schedule.
Section 5.02  Access to Information.  From the date of this Agreement until the Closing, upon reasonable notice, the Company agrees to use its commercially reasonable efforts to, and to cause its River Business Subsidiaries and Offshore Business Subsidiaries and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (i) afford the Purchasers and its authorized representatives reasonable access to the offices, properties and books and records of the Company and its River Business Subsidiaries and Offshore Business Subsidiaries and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchasers such additional financial and operating data and other information regarding the Company and its River Business Subsidiaries and Offshore Business Subsidiaries (or copies thereof) as the Purchasers may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours of the Company and its Subsidiaries, under the supervision of the Company or its designee and in such a manner as not to interfere with the normal operations of the Company and its Subsidiaries.  When accessing any of the Company's or its Subsidiaries' properties, the Purchasers and their authorized representatives shall comply with all of the Company's or its Subsidiaries' safety and security requirements for the applicable property.
Section 5.03  Conditions.  Each of the Parties hereto shall use its commercially reasonable efforts to take all actions and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, (i) the Purchasers shall use commercially reasonable efforts to cause the conditions set forth in Section 7.01 to be satisfied, and (ii) the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 7.02 to be satisfied.  The Company shall, and the Company shall cause its River Business Subsidiaries and Offshore Business Subsidiaries to, reasonably assist and cooperate with the Purchasers in doing all things reasonably necessary to consummate the transactions contemplated by this Agreement.
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Section 5.04  Notifications.  Until the Closing, the Company and the Purchasers shall promptly notify the other Parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in either Sections 7.01(a) or 7.02(a), as applicable, becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.05 will not be deemed to amend or otherwise modify or affect any representations or warranties, covenants, obligations, agreements or conditions set forth herein, amend any schedule hereto or limit or otherwise affect the remedies available hereunder to the Party receiving such notice.
Section 5.05  Further Action.  The Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.
(a)  From time to time after the Closing, without additional consideration, each Party will (or, if appropriate, will cause its Affiliates to) execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by another Party to make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, upon reasonable request, each Party shall and shall cause its Affiliates to, execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and papers as may be required to issue, sell, transfer, assign, convey and deliver to the Purchasers all right, title and interest in and to the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, as applicable.
Section 5.06  Insurance and Indemnification of Officers and Directors.  The Purchasers and the Company agree that the Company or its successors shall maintain in effect, without any reduction in scope or coverage for six years from the Closing Date, customary policies of directors' and officers' liability insurance providing protection comparable to the most favorable protection provided by the policies maintained by the Company and its Subsidiaries as are in effect immediately prior to the Closing and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of the Company and its Subsidiaries with respect to claims arising from facts or events which occurred prior to the Closing Date; provided, however, that the Company or its successors shall not be required, in order to maintain such directors' and officers' liability insurance policy, to pay an annual premium in excess of 350% of the cost of existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 350% of such amount, the Company or its successors, as applicable, shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 350% of such amount.  Furthermore, prior to the Closing Date, the Company may, in the alternative, with the consent of the Purchasers, not to be unreasonably withheld, purchase run-off directors' and officers' liability insurance for a period of up to six years from the Closing Date provided that the premiums shall not exceed 350% of the premiums currently charged to the Company for directors' and officers' liability insurance, and in such event none of the Company or any successor of the Company will have any further obligation under this Section 5.06.  The Purchasers and the Company agree that all rights to indemnification or exculpation, whether
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contained in the Organizational Documents of the Company or any of its Subsidiaries, in Contacts or otherwise, now existing in favor of present and former officers and directors of the Company and its Subsidiaries shall survive Closing, shall not be amended in an adverse manner with respect to former officers and directors of the Company and its Subsidiaries (unless such amendment is required by applicable Law) and shall continue in full force and effect for a period of not less than six years from the Closing Date.  The present and former officers and directors of the Company and its Subsidiaries are intended third party beneficiaries of this Section 5.06.  If the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made by the Company so that the successors and assigns of the Company, as the case may be, shall assume the obligations set forth in this Section 5.06.
Section 5.07  Insurance Claims.  The Purchasers will have the right to (i) assert claims (and the Company will use and cause each of its Subsidiaries to use reasonable best efforts to assist the Purchasers in asserting claims) with respect to the River Business and, in the event of an UP Offshore Purchase, the Offshore Business, under the Insurance Policies of the Company and its Subsidiaries which are "occurrence basis" policies ("Occurrence Basis Policies") arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing to the extent that the terms and conditions of any such Occurrence Basis Policies so allow and (ii) continue to prosecute claims with respect to the River Business (and, in the event of an UP Offshore Purchase, the Offshore Business) asserted with the insurance carrier prior to the Closing (and the Company will use and cause each of its Subsidiaries to use reasonable best efforts to assist the Purchasers in connection therewith) under insurance policies of the Company and its Subsidiaries which are on a "claims made" basis ("Claims Made Policies") arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing to the extent that the terms and conditions of any such Claims Made Policies so allow, provided that the Purchasers shall reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs and expenses in connection with the foregoing.  All recoveries in respect of such claims shall be for the account of the Purchasers.
The Company will not, and will cause each of its Subsidiaries not to, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies under which the Purchasers has rights to assert claims pursuant to this Section  in a manner that would adversely affect any such rights of the Purchasers.
Section 5.08  Use of Proceeds. The Company shall use the proceeds received from Sparrow pursuant to Section 2 hereof in accordance with the Plan of Reorganization.
Section 5.09  Intercompany Accounts.  Except as set forth in Schedule 5.09 hereto:
(a) Prior to the Closing the Company shall, and shall cause its applicable Subsidiaries to, satisfy or, as may be agreed with the Sparrow River, eliminate all intercompany claims against River Business Subsidiaries that are not held by River Business Subsidiaries and
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all intercompany claims held by River Business Subsidiaries against entities that are not River Business Subsidiaries.
(b) In the event of an UP Offshore Purchase, prior to Closing the Company shall, and shall cause its applicable Subsidiaries to, satisfy or, as may be agreed with the Sparrow Offshore, eliminate all intercompany claims against Offshore Business entities that are not held by Offshore Business entities and all intercompany claims held by Offshore Business entities against entities that are not Offshore Business Entities.
(c) On the Effective Date (as defined in the Plan of Reorganization), the Company shall pay or cause UP Offshore or another Offshore Business entity to pay to Sparrow River or its designee by wire transfer in immediately available funds the sum of (i) the aggregate amount that the River Business Subsidiaries are required to distribute under the Plan of Reorganization as a result of any allowed claims against Cornamusa plus (ii) the aggregate amount that the River Business Subsidiaries are reserving under the Plan of Reorganization on account of any disputed claims against Cornamusa. If any such disputed claim is subsequently disallowed in whole or in part, then Sparrow shall promptly reimburse the Company the difference between the amount reserved on account of such claim and the amount distributed on account of such claim.
(d) In the event of an Ocean Business Hand Over or consummation of an Acceptable Ocean Sale, the Company shall, and shall cause its applicable Subsidiaries to, eliminate all intercompany claims between Ocean Business Entities on the one hand and any other entity on the other hand.
Section 5.10  Compliance with RSA. The Company shall comply with all of its obligations and agreements set forth in Sections 2 and 3 of the RSA as if such obligations and agreements were set forth herein, to the extent such obligations and agreements affect the rights of Purchaser, Sparrow or the Guarantors.
Section 5.11  Transition Services Agreement; Ocean Management Agreement. If Sparrow River and the Company determine that a Transition Services Agreement is necessary, the Company shall execute the Transition Services Agreement prior to Closing. The Company shall cause UABL to execute the Ocean Management Agreement prior to the Closing.
Section 5.12  Loan Purchase Agreement.  The Company will cause Thurston Shipping Inc. and UABL Limited to perform its obligations under the Loan Purchase Agreement among International Finance Corporation, The OPEC Fund for International Development, Thurston Shipping Inc. and UABL Limited dated as of November 23, 2016 (the "Loan Purchase Agreement").
ARTICLE VI
 TAX MATTERS
Section 6.01  Tax Cooperation and Exchange of Information.  The Company and the Purchasers shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or participating in or conducting any audit or other proceeding in respect of Taxes.  Such cooperation and information shall include providing copies of relevant Tax Returns of the Company and its River Business
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Subsidiaries or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities.  The Company and the Purchasers shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.01.  Notwithstanding anything to the contrary in Section 5.02, each of the Company and the Purchasers shall retain all of its respective Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company and any of its River Business Subsidiaries or Offshore Business Subsidiaries for any taxable period that includes the Closing Date and for all prior taxable periods until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate.  After such time, before the Company or the Purchasers shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other Party shall be given an opportunity, after ninety (90) days' prior written notice, to remove and retain all or any part of such documents as such other Party may select (at such other Party's expense).  Any information obtained under this Section 6.01 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in conducting an audit or other proceeding.
Section 6.02  Conveyance Taxes.  The Company and the Purchasers shall be equally liable for and agree to pay on an equal basis any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby.  The Purchasers and the Company agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Company to comply with any filing requirements with respect to Conveyance Taxes.
ARTICLE VII
 CONDITIONS TO CLOSING
Section 7.01  Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)  Representations, Warranties and Covenants.  (i) The Fundamental Representations (as defined below) made by the Purchasers shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date; (ii) the other representations and warranties of the Purchasers contained in this Agreement (A) that are not qualified by a "materiality" qualification shall be true and correct in all material respects as of the date of this Agreement and true and correct in all material respects as of the Closing Date with the same effect as though made at and as of the Closing Date, and (B) that are qualified by a "materiality" qualification shall be true and correct in all respects as so qualified as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date (except for purposes of clauses (i) and (ii) above, to the extent such representations and warranties are made as of another date, such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (i) and (ii), as applicable, as of such other date); (iii) the covenants and agreements contained in this Agreement to be complied with by the Purchasers on or before the Closing shall have been complied with in all material respects; and (iv) the Company shall have
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received a certificate signed by a duly authorized officer of the Purchasers dated as of the Closing Date certifying the matters set forth in clauses (i), (ii) and (iii) above.
(b)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
Section 7.02  Conditions to Obligations of the Purchasers.  The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)  Representations, Warranties and Covenants.  (i) The Fundamental Representations made by the Company shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date; (ii) the other representations and warranties of the Company contained in this Agreement (A) that are not qualified by a "Material Adverse Effect" or a similar "materiality" qualification shall be true and correct in all respects as of the date of this Agreement and true and correct in all material respects as of the Closing Date with the same effect as though made at and as of the Closing Date, and (B) that are qualified by "Material Adverse Effect" or a similar "materiality" qualification shall be true and correct in all respects as so qualified as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date (except for purposes of clauses (i) and (ii) above, to the extent such representations and warranties are made as of another date, such representations and warranties shall be true and correct in the manner set forth in clauses (i) and (ii) above, as applicable, as of such other date), provided, however, that for purposes of determining satisfaction of this condition, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; (iii) the covenants and agreements contained in this Agreement to be complied with by the Company at or before the Closing shall have been complied with in all material respects and (iv) the Purchasers shall have received a certificate signed by a duly authorized officer of the Company dated as of the Closing Date certifying the matters set forth in clauses (i), (ii) and (iii) above.
(b)  Other Agreements.  The RSA and the Loan Purchase Agreement shall be, or shall become, simultaneously with this Agreement, in full force and effect.  The payments and assignments contemplated by the Loan Purchase Agreement shall occur simultaneously with the Closing under this Agreement.  In the event of a UP Offshore Purchase, the closing of the Offshore Restructuring shall occur simultaneously with the Closing under this Agreement.
(c)  No Litigation.  There shall be no pending material litigations that would reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement or the other Transaction Documents.
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(d)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
(e)  Material Adverse Effect.  From the date of this Agreement, there shall not have occurred any event or change that has had or could reasonably be expected to have a Material Adverse Effect.
(f)  Legal Opinion.  The Company's counsel shall have delivered to the Purchasers a legal opinion with respect to the matters set forth in Exhibit B.
(g)  Transition Services Agreement.   If Sparrow River and the Company have determined that a Transition Services Agreement is necessary, the Company shall have executed and delivered the Transition Services Agreement.
(h)  Ocean Business.  The Ocean Business shall have been sold or transferred as provided in accordance with the Plan of Reorganization.
(i)  Bankruptcy Court Orders.  The Bankruptcy Court shall have entered, in a form reasonably satisfactory to Purchasers:  (i) an order approving the Company's and Parent River Subsidiaries assumption of the RSA, and the Company's performance of its obligations under that agreement; (ii) an order approving the disclosure statement and related solicitation materials for the Plan of Reorganization; and (iii) an order confirming the Plan of Reorganization, which order shall include (A) approval of the Company's and the River Parent Subsidiaries' assumption of this Agreement and the Company's and the River Parent Subsidiaries' performance of its obligations hereunder, (B) approval of UABL's entry into the Transition Services Agreement and UABL's performance of its obligations thereunder, (C) approval of the Loan Purchase Agreement and the performance of the obligations of Thurston Shipping Inc. and UABL Limited thereunder, (D) a finding that the Plan of Reorganization and this Agreement satisfy, among other things, section 1129(a)(4) and section 1129(a)(5) of the Bankruptcy Code, (E) a finding that each Purchaser is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code, and (F) a finding that the purchase price to be provided by Purchasers pursuant to this Agreement was not controlled by any agreement between Purchasers and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving Purchasers and any creditor.
(j)  Third Party Consents.  The consents described in Schedule 7.02(b) or required for the consummation of the transactions contemplated by this Agreement pursuant to the order confirming the Plan of Reorganization shall have been obtained and shall remain in full force and effect.
(k)  Secretary's Certificate. The Company shall have delivered to the Purchasers a secretary's certificate, dated as of the Closing Date, as to (i) the resolutions adopted by the Board of Directors approving the transactions contemplated hereby, (ii) the Company's
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Organizational Documents, each as in effect at the Closing, and (iii) the authority and incumbency of the officers of the Company executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith.
ARTICLE VIII
 INDEMNIFICATION
Section 8.01  Survival of Representations, Warranties and Covenants.  The representations and warranties of the Parties contained in this Agreement shall survive the Closing until the date that is sixteen (16) months from the Closing Date; provided, however, that the representations and warranties contained in Section 3.14 shall survive the Closing and remain in full force and effect until the date that is six (6) years from the Closing Date (or the date that is ninety (90) days following the expiration of the applicable statute of limitations period, if shorter); provided further that the representations and warranties contained in Sections 3.01, 3.02, 3.03(a), 3.20, 3.27, and 4.01 (collectively, the "Fundamental Representations") shall survive the Closing indefinitely; provided further that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 8.01 shall survive until such claim is finally and fully resolved.  All covenants and agreements of the Parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.
Section 8.02  Indemnification by the Company.  Subject to the other terms and conditions of this Article VIII, the Company shall indemnify and hold harmless the each of Purchasers and its Affiliates (excluding the Company and its Subsidiaries for such purpose) and their respective officers, directors, employees, agents, successors and assigns (each a "Purchaser Indemnified Party") from and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys' and consultants' fees and expenses), amounts paid in settlement and other costs (hereinafter a "Loss" or "Losses") suffered or incurred by them arising out of or resulting from:  (a) any breach of a representation or warranty made by the Company in this Agreement or in any certificate delivered pursuant hereto; or (b) any breach of any covenant or agreement of the Company contained in this Agreement.
Section 8.03  Indemnification by the Purchasers.  Subject to the other terms and conditions of this Article VIII, the Purchasers shall indemnify and hold harmless the Company and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each a "Company Indemnified Party") from and against any and all Losses, arising out of or resulting from:  (a) the breach of any representation or warranty made by the Purchasers contained in this Agreement or in any certificate delivered pursuant hereto; or (b) the breach of any covenant or agreement by the Purchasers contained in this Agreement.
Section 8.04  Limits on Indemnification.
(a)  None of the Parties shall be liable for indemnity obligations under Section 8.02(a) or Section 8.03(a) unless and until the aggregate amount of indemnifiable Losses for which such Party is liable equals or exceeds an amount equal to $2,000,000 (the "Threshold"); provided, that upon the Threshold being met, such Party shall be liable for the amount by which the aggregate amount of all such Losses exceeds $500,000 (the
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"Deductible"); provided, further, that the Threshold and the Deductible shall not apply to Losses resulting from a breach of any Fundamental Representations or from any fraud or intentional misrepresentation by any Party in connection with this Agreement (and no such Losses shall be considered for purposes of determining whether the Threshold or the Deductible has been met).
(b)  The maximum amount of indemnifiable Losses which may be recovered (x) from the Company arising out of or resulting from the causes set forth in Section 8.02(a) shall be an amount equal to $20,000,000 and (y) from the Purchasers (arising out of or resulting from the causes set forth in Section 8.03(a) shall be, in the aggregate, an amount equal to $20,000,000 the "Cap"); provided, that Losses resulting from a breach of any Fundamental Representations or from any fraud or intentional misrepresentation by any Party in connection with this Agreement shall not be subject to the Cap.
(c)  For purposes of determining whether there has been a breach of any representation or warranty contained in this Agreement, or the amount of any Loss related to a breach of any representation or warranty contained in this Agreement, the representations and warranties contained in this Agreement (excluding Sections 3.04(a), 3.06(ii) and 3.24) shall be considered without regard to any "material," "Material Adverse Effect," or similar materiality qualifications contained therein.
(d)  The representations, warranties, covenants or agreements made by the Company in this Agreement or in any other Transaction Document shall not be affected or deemed waived by any investigation conducted by or on behalf of one of the Purchasers with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance or noncompliance with any such representation, warranty, covenant or agreement of the Company in this Agreement or in any other Transaction Document.  Notwithstanding anything to the contrary contained in this Agreement, none of the Parties shall have any Liability under any provision of this Agreement for any punitive, speculative, remote, special or indirect damages relating to the breach or alleged breach of this Agreement, except to the extent any such Party incurs such damages payable to an unaffiliated third party in connection with a Third Party Claim, in which event such damages shall be recoverable.
(e)  Payments by an Indemnifying Party pursuant to this Article VIII in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Company or its Subsidiaries or the Indemnified Party from any third party in respect of such claim, less any related reasonable attorneys' fees, expenses and other costs of recovery.  An Indemnified Party shall use commercially reasonable efforts to seek (or cause the Company or its Subsidiaries to seek under their respective policies) to recover any insurance proceeds in connection with making a claim under this Article VIII; provided, however, none of the Purchasers nor their Affiliates shall be required to seek such proceeds under any insurance policy of the Purchasers or their Affiliates (other than the Company).  Promptly after the realization of any insurance proceeds (net of Taxes), indemnity, contribution or other similar payment, the Indemnified Party shall reimburse the Indemnifying Party for such reduction in Losses for which the Indemnified Party was indemnified prior to the realization of
45

reduction of such Losses.  The amount of Loss for which an Indemnified Party shall be entitled to seek indemnification under this Agreement will be reduced by the amount of any Tax benefit actually realized by such Indemnified Party or its Affiliates, other than the Company and its Subsidiaries (which shall include reductions in Tax payments) with respect to such Loss.
Section 8.05  Notice of Loss; Third Party Claims.  An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.  Such notice shall include copies of all relevant notices or documents (including court papers) received by the Indemnified Party, so long as such disclosure would not reasonably be expected to have an adverse effect on attorney-client or other privileges available to the Indemnified Party.  To the extent that (i) the Company considers, threatens or makes a notice of any matter which could give rise to a right of indemnification under this Agreement against the Purchasers, or (ii) any Purchaser Indemnified Party threatens or makes a notice of any matter which could give rise to a right of indemnification under this Agreement against the Company, all decisions to be made on behalf of the Company concerning the prosecution, response to, negotiation and settlement of, or with respect to any Actions relating to, any such indemnification claim shall be made solely by the disinterested members of the Company's Board of Directors (excluding any directors of the Company who are affiliated with the Purchasers).
(a)  In the case of a claim or demand made by any Person not a Party to this Agreement against the Indemnified Party (a "Third Party Claim") which may give rise to a claim for Loss under this Article VIII, the Indemnified Party shall give the Indemnifying Party written notice ("Claim Notice") of such Third Party Claim within thirty (30) days of the receipt of such notice of a Third Party Claim (or within such shorter period as may be required to permit the Indemnifying Party to respond to any such claim); provided, however, that failure to give such Claim Notice shall not affect the indemnification obligations of the Indemnifying Party provided hereunder except to the extent the Indemnifying Party establishes that the defense of such Third Party Claim is actually prejudiced as a result of such failure, in which case such claim shall be reduced to the extent of such actual prejudice.  The Claim Notice shall describe the Third Party Claim in reasonable detail and will indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party and include copies of all material notices and documents received or sent by the Indemnified Party in respect of such Third Party Claim. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within sixty (60) days of the receipt of such Claim Notice from the Indemnified Party.  If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense.  The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party.  If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third
46

Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim.  If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 8.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.  If (i) the Indemnifying Party shall not assume the defense of a Third Party Claim with counsel satisfactory to the Indemnified Party within ten (10) Business Days of any Claim Notice, or (ii) legal counsel for the Indemnified Party notifies the Indemnifying Party that there are or may be legal defenses available to the Indemnified Party or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party, which, if the Indemnified Party and the Indemnifying Party were to be represented by the same counsel, would constitute a conflict of interest for such counsel or prejudice prosecution of the defenses available to such Indemnified Party, or (iii) the Indemnifying Party shall assume the defense of a Third Party Claim and fail to diligently prosecute such defense, then in each such case the Indemnified Party, by notice to the Indemnifying Party, may employ its own counsel and control the defense of the Third Party Claim and the Indemnifying Party shall be liable for the reasonable fees, charges and disbursements of counsel employed by the Indemnified Party (but in no event more than one counsel for all of the Indemnified Parties in any one jurisdiction); and the Indemnified Party shall be promptly reimbursed for any such fees, charges and disbursements, as and when incurred.  Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the Parties hereto shall cooperate in the defense thereof.  Such cooperation shall include the retention and provision to the counsel of the controlling Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Indemnifying Party shall have the right to settle, compromise or discharge a Third Party Claim (other than any such Third Party Claim in which criminal conduct is alleged) without the Indemnified Party's consent if such settlement, compromise or discharge (A) constitutes a complete and unconditional discharge and release of the Indemnified Party, and (B) provides for no relief other than the payment of monetary damages and such monetary damages are paid in full by the Indemnifying Party.
(b)  In the event any Indemnified Party should have a claim against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party, which shall include reasonable detail of the claim and, if reasonably practicable, the estimated amount of Losses sustained, promptly after the Indemnified Party obtains knowledge of the existence thereof; provided, however, that failure to give such Claim Notice shall not affect the indemnification obligations of the Indemnifying Party provided hereunder except to the extent the Indemnifying Party establishes that the defense of such claim is actually prejudiced as a result of such failure, in which case such claim shall be reduced to the extent of such actual prejudice.
Section 8.06  Remedies.  Except for remedies that cannot be waived as a matter of Law, claims of fraud or intentional misrepresentation, the Purchasers and the Company
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acknowledge and agree that following the Closing, the indemnification provisions in this Article VIII shall be the sole and exclusive remedies of the Purchasers and the Company, as applicable, for any breach by the other Party of the representations and warranties in this Agreement and for any failure by the other Party to perform and comply with any covenants and agreements in this Agreement.
Section 8.07  Miscellaneous.   For Tax purposes, the Parties agree to treat all payments made pursuant to any indemnification obligation under this Agreement as adjustments to the Purchase Price.
ARTICLE IX
 TERMINATION
Section 9.01  Termination.  This Agreement may be terminated at any time prior to the Closing:
(a)  by written notice by either the Company or the Purchasers if the Closing shall not have occurred by February 28, 2017 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any Party whose breach of any of its representations, warranties, covenants or agreements under this Agreement or any other Transaction Document shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Termination Date;
(b)  by written notice by either the Company or the Purchasers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable;
(c)  by written notice by either the Company or the Purchasers in the event the RSA is terminated in accordance with its terms by any party thereto prior to the Closing;
(d)  by written notice by the Company if a breach of any representation or warranty of one of the Purchasers or failure to perform any covenant or agreement on the part of one of the Purchasers set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the date on which the Closing should have occurred, cause the condition set forth in Section 7.01(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within twenty (20) days (but not later than the Termination Date) of receipt of written notice by the Company to such Purchaser of such breach or failure; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.02 not to be satisfied;
(e)  by written notice by the Purchasers if a breach of any representation or warranty of the Company or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the Closing Date, cause the condition set forth in Section 7.02(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within twenty (20) days (but not later than the Termination Date) of receipt of written notice by the Purchaser to the Company of such breach or failure; provided that none of
48

the Purchasers is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 not to be satisfied;
(f)  by written notice by the Purchasers if the Bankruptcy Court enters an order, or if the Company files a motion seeking entry of an order, approving any sale or other disposition of the River Business (other than a sale or other disposition permitted by this Agreement) of (i) any material portion of the assets of the Company or its Subsidiaries or (ii) any equity interests in the Company or any of its Subsidiaries, to any Person(s) other than the Purchasers or any of their affiliates;
(g)  by written notice by the Purchasers if a trustee is appointed in the Chapter 11 Cases pursuant to Section 1104 of the Bankruptcy Code;
(h)  by written notice by the Purchasers if any Chapter 11 Case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal or conversion contemplates the transactions contemplated by this Agreement; or
(i)  by the mutual written consent of the Company and the Purchasers, provided that all independent directors of the Company shall have affirmatively agreed that such termination is in the best interests of the Company.
Section 9.02  Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, and there shall be no Liability on the part of any Party or its Affiliates or Representatives in respect thereof, except that (a) Section 5.03, this Section 9.02 and Article X shall survive any termination and (b) nothing herein shall relieve any Party from liability for any breach of this Agreement or any other Transaction Document occurring prior to such termination.
ARTICLE X
 GENERAL PROVISIONS
Section 10.01  Expenses.  The Company shall pay when due all fees and expenses owing to Sparrow and/or Southern Cross (as such term is defined in the RSA) as set forth in the RSA.  Except as otherwise specified in this Agreement or the RSA, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.
Section 10.02  Notices.  All notices, requests, claims, demands and other communications required or permitted to be given under any Transaction Document shall be in writing and will be delivered by hand or telecopied, e-mailed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or telecopied (confirmed electronically or telephonically from the receiving facsimile machine), when e-mail confirmation is received if delivered by e-mail, or three Business Days after being so mailed (one Business Day in the case of express mail or overnight courier service).  All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as
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may be designated in writing by the Party to receive such notice in accordance with this Section 10.02; if the delivery deadline date for any item under this Agreement is a day that is not a Business Day, the applicable delivery deadline date for such item shall be the immediately following Business Day:
if to the Company:
Ultrapetrol (Bahamas) Limited Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas
Email:  cyad@ultrapetrol.net
 Attention:  Chief Financial Officer
with a copy to (which shall not constitute notice):
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Facsimile: (212) 480-8421
Email: rutkowski@sewkis.com
 Attention:  Lawrence Rutkowski
if to the Purchasers:
Sparrow Capital Investments Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas
 Facsimile: 242-328-1069
and
Southern Cross Latin America Private Equity Fund IV, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
with a copy to (which shall not constitute notice):
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Southern Cross Group LLC
1600 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Facsimile:   (914) 698-4395
Email: rrodriguez@southerncrossgroup.com
Attention: Ricardo Rodriguez

Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
 Facsimile:   +54 11 4816 2469
and
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile:  (646) 710-5592
Email: mgrosz@chadbourne.com and ksmith@chadbourne.com
 Attention:  Morton Grosz and Kevin Smith
if to the Guarantors:
Southern Cross Latin America Private Equity Fund III, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
and
Southern Cross Latin America Private Equity Fund IV, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
with a copy to (which shall not constitute notice):
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Southern Cross Group LLC
1600 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Facsimile:  (914) 698-4395
Email: rrodriguez@southerncrossgroup.com
 Attention:  Ricardo Rodriguez
Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
 Facsimile:  +54 11 4816 2469
and
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile:  (646) 710-5592
Email: mgrosz@chadbourne.com and ksmith@chadbourne.com
 Attention:  Morton Grosz and Kevin Smith
Section 10.03  Public Announcements.  The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and the Purchasers and shall be issued promptly after the execution hereof at a time mutually agreed to by the Company and the Purchasers.  Thereafter, none of the Parties shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or otherwise communicate with any news media without the prior written consent of the other Party unless such press release or public announcement is required by Law or applicable stock exchange regulation, in which case the Parties shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.
Section 10.04  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
Section 10.05  Entire Agreement.  This Agreement and the other Transaction Documents constitute the entire agreement of the Parties with respect to the subject matter hereof
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and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.
Section 10.06  Assignment.  This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Company and the Purchasers (which consent may be granted or withheld in the sole discretion of the Company or the Purchasers), as the case may be, and any such purported assignment shall be void ab initio; provided, however, that notwithstanding the foregoing, the rights, interests and obligations of the Purchasers hereunder may be assigned, without the prior written consent of the Company, to one or more of the Purchasers' or Guarantors' Affiliates as designated by the Purchasers or such Guarantor; provided, that no such assignment shall relieve either of the Purchasers or any of the Guarantors of any of its obligations hereunder.
Section 10.07  Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by Company and the Purchasers that expressly references the Section(s) of this Agreement to be amended or (b) by a waiver in accordance with Section 10.08.  Any amendment or modification to the Guaranty in Section 10.17 shall be governed by Section 10.17(d).
Section 10.08  Waiver.  The Purchasers may (i) extend the time for the performance of any of the obligations or other acts of the Company, (ii) waive any inaccuracies in the representations and warranties of the Company contained herein or in any document delivered by such Party pursuant hereto or (iii) waive compliance with any of the agreements of the Company or conditions to such Party's obligations contained herein and (b) the Company may (i) extend the time for the performance of any of the obligations or other acts of the Purchasers, (ii) waive any inaccuracies in the representations and warranties of the Purchasers contained herein or in any document delivered by the Purchasers pursuant hereto or (iii) waive compliance with any of the agreements of the Purchasers or conditions to the Purchasers' obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.  Any waiver of any term or condition in Section 10.17 shall be governed by Section 10.17(e).
Section 10.09  No Third Party Beneficiaries.  Except as provided for in Sections 5.06, 8.02, 8.03, 8.04 and 10.17, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
Section 10.10  Specific Performance.  The Parties acknowledge and agree that the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any nonperformance or breach of this Agreement by any Party could not be adequately compensated
53

by monetary damages alone and that the Parties would not have any adequate remedy at Law.  Accordingly, in addition to any other right or remedy to which the Parties may be entitled, at Law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking.
Section 10.11  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to principles of conflict of laws thereof which may require the application of the law of another jurisdiction.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of the City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York.  Consistent with the preceding sentence, the Parties hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either Party and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.  The Parties hereby agree that the mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 10.02, or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.
Section 10.12  Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.
Section 10.13  Effect of Investigation.  All representations, warranties, covenants and agreements made by the Company in this Agreement or in any other Transaction Document shall not be affected or deemed waived by (i) any investigation made by or on behalf of the Purchasers (whether before, on or after the date hereof or before, on or after the Closing Date), (ii) knowledge obtained (or capable of being obtained) as a result of such investigation or
54

otherwise, or (iii) the Purchasers' participation in the preparation of the schedules pursuant to this Agreement.
Section 10.14  Counterparts.  This Agreement may be executed and delivered (including by scanned or facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  A signed copy of this Agreement delivered by facsimile, portable document format, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement
Section 10.15  Currency.  Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, "$" refers to United States dollars and all payments hereunder shall be made in United States dollars by wire transfer in immediately available funds to such account as shall have been specified in writing by the recipient thereof to the Party making such payment.
Section 10.16  No Recourse.  This Agreement may only be enforced against, and any Claim or Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any Party hereto or of any Affiliate of any Party hereto, or any of their successors or permitted assigns, shall have any Liability for any obligations or Liabilities of any Party hereto under this Agreement or for any Claim or Action based on, in respect of or by reason of the transactions contemplated hereby.
Section 10.17  Guaranty.
(a)  Each of the Guarantors hereby irrevocably and unconditionally guarantees severally to the Company in accordance with their Guaranteed Percentage the full and punctual payment of the Purchase Price and any liability of the Purchasers arising from a breach of the Agreement prior to termination as contemplated by Section 9.02(b) when due in accordance with the terms of this Agreement (the "Guaranteed Obligation") (collectively, the "Guaranty").  Each of the Guarantors hereby acknowledges and agrees that the Guaranty constitutes an absolute, present, primary, continuing and unconditional guaranty of payment by the Purchasers of the Guaranteed Obligation when due under this Agreement and not of collection only and is in no way conditioned or contingent upon any attempt to enforce such payment by a guaranteed party upon any other condition or contingency.  Each of the Guarantors hereby waives any right to require a proceeding first against the Purchasers.  Except as expressly set forth herein, the Guaranteed Obligation shall not be subject to any reduction, limitation or impairment for any reason (other than by indefeasible payment or performance in full of the Guaranteed Obligation) and shall not be subject to (i) any discharge of the Purchasers from the Guaranteed Obligation in a bankruptcy or similar proceeding (except by indefeasible payment or performance in full of the Guaranteed Obligation) or (ii) any other circumstance whatsoever which constitutes, or might be construed to constitute an equitable or legal discharge of either of the Guarantors as guarantor
55

under this Section 10.17.  This Guaranty shall be subject to the provisions of Section 10.02, Section 10.09, Section 10.11, Section 10.12 and Section 10.14.
(b)  Each Guarantor hereby severally represents and warrants to the Company as follows:
(i)  Organization and Authority of the Guarantors.  Such Guarantor is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it was organized and has all necessary power and authority to enter into this Agreement (solely for the purposes of this Section 10.17), to carry out its obligations under this Section 10.17 and to consummate the transactions contemplated by the Guaranty.  The execution and delivery by such Guarantor of this Agreement (solely for the purposes of this Section 10.17), the performance by such Guarantor of its obligations under this Section 10.17 and the consummation by such Guarantor of the transactions contemplated by this Section 10.17 have been duly authorized by all requisite action on the part of such Guarantor.  This Agreement has been duly executed and delivered by such Guarantor, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes the legal, valid and binding obligations of such Guarantor, enforceable against such Guarantor in accordance with the terms of this Section 10.17, subject to the effects of the Bankruptcy and Equity Exception.
(ii)  No Conflicts; Consents.  The execution, delivery and performance by such Guarantor of this Agreement (solely for the purposes of this Section 10.17), and the consummation of the transactions contemplated by this Section 10.17, does not and will not (a) violate, conflict with or result in the breach of any provision of such Guarantor's Organizational Documents, (b) conflict in any material respect with or violate in any material respect any material Law or material Governmental Order applicable to such Guarantor, or (c) require the consent, notice or other action by any Person under, conflict with, result in any breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which such Guarantor is a party or by which such Guarantor is otherwise bound, except, in the case of clause (c), as would not materially and adversely affect the ability of such Guarantor to carry out its obligations under, and to consummate the transactions contemplated by this Section 10.17.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to such Guarantor in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Section 10.17.
(iii)  Litigation.  No Action by or against such Guarantor is pending or, to the knowledge of such Guarantor, threatened, which could affect the legality, validity or enforceability of this Guaranty or the consummation of the transactions contemplated by this Section 10.17.
(c)  This Guaranty and all of the Guarantors' obligations under this Section 10.17 shall terminate and expire on the earlier of (i) the date this Agreement is terminated in
56

accordance with Article IX; provided, however, that the Guarantors' obligations under this Guaranty with respect to any liability of the Purchasers for a breach of this Agreement occurring prior to the termination of the Agreement as described in Section 9.02(b) shall not terminate or expire and shall continue notwithstanding termination of this Agreement or (ii) the Closing Date ("Expiration Date").  No claims may be made under this Guaranty after the Expiration Date.
(d)  The maximum aggregate liability of the Guarantors under this Guaranty shall be $73.0 million,; plus, in the event of a UP Offshore Purchase up to an additional $2.5 million.
(e)  This Guaranty may not be amended or modified except by an instrument in writing signed by the Company and the Guarantors.  This Guaranty constitutes the entire agreement and understanding of the Guarantors and the Company relating to the subject matter hereof. The Supporting Creditors (as defined in the RSA) are intended third party beneficiaries of Section 10.17 (but only as it relates to the River Business); provided that any obligations of the Guarantors hereunder and under the RSA (to the extent related to the River Business) shall be without duplication and shall not be in excess of $73.0 million in the aggregate.
(f)  Any waiver of any term or condition of this Guaranty must be in writing and signed by the Party against whom such waiver is sought to be enforced.  Any waiver of any term or condition of this Guaranty shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Guaranty.
[SIGNATURE PAGE FOLLOWS]
57

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED

By: ______________________________
Name: Eduardo Ojea Quintana
Title: Chief Executive Officer

[*Signature Page to Investment Agreement*]

PRINCELY INTERNATIONAL FINANCE CORP.

By: ______________________________
Name:
Title:

MASSENA PORT S.A.

By: ______________________________
Name:
Title:

UP RIVER (HOLDINGS) LTD.

By: ______________________________
Name: Eduardo Ojea Quintana
Title: Director

UPB (PANAMA) INC.

By: ______________________________
Name:
Title:

UP RIVER TERMINALS (PANAMA) S.A.

By:
Name:
Title:

[Signature Page to Investment Agreement]

PRINCELY INTERNATIONAL FINANCE CORP.

By: ______________________________
Name:
Title:

MASSENA PORT S.A.

By: ______________________________
Name: ALVARO LECUEDER
Title:

UP RIVER (HOLDINGS) LTD.

By: ______________________________
Name:
Title:

UPB (PANAMA) INC.

By: ______________________________
Name:
Title:

UP RIVER TERMINALS (PANAMA) S.A.

By:
Name:
Title:

[Signature Page to Investment Agreement]

PRINCELY INTERNATIONAL FINANCE CORP.

By: [signature]
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: [signature]
Name: Elsa Ma. Sousa
Title: Director/Secretary

MASSENA PORT S.A.

By: ______________________
Name:
Title:

UP RIVER (HOLDINGS) LTD.

By: ______________________
Name:
Title:

UPB (PANAMA) INC.

By: [signature]
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: [signature]
Name: Elsa Ma. Sousa
Title: Director/Secretary

[Signature Page to Investment Agreement]

UP RIVER TERMINALS (PANAMA) S.A.

By: ______________________
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: ______________________
Name: Elsa Ma. Sousa
Title: Director/Secretary

[Signature Page to Investment Agreement]

UP RIVER TERMINALS (PANAMA) S.A.

By: ______________________________
Name:
Title:

SPARROW RIVER INVESTMENTS LTD.

By: ______________________________
Name: Gonzalo Alende Serra
Title: Director

SPARROW OFFSHORE INVESTMENTS LTD.

By: ______________________________
Name: Gonzalo Alende Serra
Title: Director

[Signature Page to Investment Agreement]

FUND III GUARANTOR:

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P., solely for the purposes of Section 10.17
By: Southern Cross Capital Partners III, L.P., its general partner
By: SC GP Company III, its general partner

By: ______________________
Name: Ricardo Rodriguez
Title: Director

FUND IV GUARANTOR:

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P., solely for the purposes of Section 10.17
By: Southern Cross Capital Partners IV, L.P., its general partner
By: SC GP Company IV Limited, its general partner

By: ______________________
Name: Ricardo Rodriguez
Title: Director

[Signature Page to Investment Agreement]

Exhibit A
Plan or Reorganization

Exhibit B
Opinions
From Bahamas Counsel
•
The Company is a company validly existing and in good standing under the laws of The Bahamas.  The Company has all requisite power and authority to engage in any activity that is not prohibited under any law for the time being in force in The Bahamas.

•
The Company has all requisite corporate power and authority necessary (a) to execute, deliver and perform the Transaction Documents, (b) to issue, sell and deliver the Shares pursuant to the Investment Agreement, and (c) to carry out and perform its obligations under, and to consummate the transactions contemplated by, the Investment Agreement.

•
All action on the part of the Company, its directors and its shareholders necessary for the authorization, execution and delivery by the Company of the Investment Agreement, the authorization, issuance, sale and delivery of the Shares pursuant to the Investment Agreement and the consummation by the Company of the transactions contemplated by the Investment Agreement have been duly taken.  The Investment Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

•
The authorized capital stock of the Company consists of [______] shares of common stock, par value $0.01 per share ("Common Stock").  To our knowledge, all presently issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any pre-emptive or similar rights.  The Shares have been duly authorized and validly issued as fully paid and free of preemptive or similar rights.  The rights, privileges and preferences of the Common Stock are as stated in the Organisational Documents.

•
The execution, delivery and performance by the Company of, and the compliance by the Company with the terms of, the Investment Agreement, and the issuance, sale and delivery of the Shares pursuant to the Investment Agreement do not conflict with or result in a violation of:

o	any existing law, rule or regulation of The Bahamas or any order of any Bahamian court known to us to which the Company is subject; or
o	any provision of its Organisational Documents.

From U.S. Counsel
• Assuming due authorization and execution by all parties thereto, the Investment Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
• To counsel's knowledge, the Company has filed all reports (the "SEC Reports") required to be filed by it under Sections 13(a) and 15(d) of the Exchange Act since December 31, 2016.  As of their respective filing dates, the SEC Reports complied in all material respects as to form with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.
• Assuming the accuracy of the representations and warranties of the Purchasers contained in the Investment Agreement, the New River Company Shares and the New Cornamusa Shares (if applicable) may be issued to Sparrow River, and in the event of a UP Offshore Purchase, the UP Offshore Shares may be transferred to Sparrow Offshore, without registration under the Securities Act.
• The execution, delivery and performance by the Company of, and the compliance by the Company with the terms of, the Investment Agreement, and the issuance, sale and delivery of the New River Company Shares, the New Cornamusa Shares (if applicable) and, in the event of a UP Offshore Purchase, the UP Offshore Shares pursuant to the Investment Agreement do not (a) conflict with or result in a violation of any provision of New York of United States federal law, rule or regulation applicable to the Company.
• Except as set forth in Section 3.03 of the Disclosure Schedule to the Investment Agreement and for such approvals as have been obtained, no consent, license, permit, waiver, approval or authorization of, or designation, declaration, registration or filing with, any court, governmental or regulatory authority of the State of New York or the United States of America,  is required  inconnection with the valid execution, delivery and performance by the Company of the Investment Agreement, or the offer, sale, issuance or delivery of the New River Company Shares, the New Cornamusa Shares (if applicable) and, in the event of a UP Offshore Purchase, the UP Offshore Shares, or the consummation of the transactions contemplated by the Investment Agreement.

EXHIBIT 3

Restructuring Support Agreement

Execution Version

THIS RESTRUCTURING SUPPORT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF VOTES WITH RESPECT TO A PLAN OF REORGANIZATION.  ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.

THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS RESTRUCTURING SUPPORT AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

Ultrapetrol (Bahamas) Limited
Restructuring Support Agreement November 18, 2016

This Agreement is entered into as of November 18, 2016 by and among (i) Ultrapetrol (Bahamas) Limited ("Parent"), (ii) each of Parent's direct and indirect subsidiaries set forth on Schedule 1 herein and party hereto (each, a "Subsidiary" and, collectively, the "Subsidiaries" and together with Parent, collectively, the "Company"), (iii) each of the undersigned Noteholders (as defined below) (together with any Noteholders that subsequently become a party to this Agreement in accordance with the terms hereof, collectively, the "Supporting Noteholders"), (iv) International Finance Corporation (the "IFC Lender"), (v) The OPEC Fund for International Development (the "OFID Lender" and together with the IFC Lender, collectively, the "IFC-OFID Lenders"), (vi) Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross") and (vii) Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow" and the foregoing parties described in clauses (i) through (vii), collectively, the "Parties").  The Supporting Noteholders and the IFC-OFID Lenders each hold the claims set forth on their respective signature page attached hereto.

RECITALS
WHEREAS, Parent, the Subsidiaries party thereto and Manufacturers and Traders Trust Company, as trustee (the "Indenture Trustee"), are parties to that certain Indenture dated as of June 10, 2013 (as supplemented by that certain First Supplemental Indenture dated as of September 26, 2013 and as further amended, supplemented or otherwise modified from time to time, the "Indenture"), pursuant to which Parent issued 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes");
WHEREAS, UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc., as borrowers (in such capacity, the "2008 IFC-Panama Borrowers"), and the IFC Lender, as lender, are parties to that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC-Panama Loan Agreement");
WHEREAS, UABL Paraguay S.A., as borrower (in such capacity, the "2008 IFC-Paraguay Borrower" and together with the 2008 IFC-Panama Borrowers, collectively, the "2008 IFC Borrowers"), and the IFC Lender are parties to that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC-Paraguay Loan Agreement" and together with the 2008 IFC-Panama Loan Agreement, collectively, the "2008 IFC Loan Agreements");
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2008 IFC Guarantor"), and the IFC Lender are parties to that certain Guarantee Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC Guarantee"), whereby the 2008 IFC Guarantor guarantees the obligations of the 2008 IFC Borrowers under the applicable 2008 IFC Loan Agreement;
WHEREAS, UABL Paraguay S.A., as borrower (in such capacity, the "2008 OFID Borrower"), and the OFID Lender, as lender, are parties to that certain Loan Agreement dated as of November 28, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Loan Agreement");
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2008 OFID Guarantor"), and the OFID Lender are parties to that certain Guarantee Agreement dated as of December 8, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Guarantee"), whereby the 2008 OFID Guarantor guarantees the obligations of the 2008 OFID Borrower under the 2008 OFID Loan Agreement;
WHEREAS, the IFC Lender, the OFID Lender, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association) are parties to that certain Collateral Trust Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 Collateral Trust Agreement"), appointing M&T Trust Company of Delaware, as security trustee (the "2008 Security Trustee"), to hold the collateral securing the loans under the 2008 IFC Loan Agreements and the 2008 OFID Loan Agreement and setting forth the respective rights of the IFC Lender and the OFID Lender in and to such collateral;
2

WHEREAS, UABL Paraguay S.A. and Riverpar S.A., as borrowers (in such capacity, the "2011 IFC Borrowers"), and the IFC Lender are parties to that certain Loan Agreement dated as of December 2, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Loan Agreement" and together with the 2008 IFC Loan Agreements, collectively, the "IFC Loan Agreements");
WHEREAS, Parent, as guarantor, and the IFC Lender are parties to that certain Enforcement Shortfall Guarantee Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Parent Guarantee"), whereby Parent guarantees the obligations of the 2011 IFC Borrowers under the 2011 IFC Loan Agreement;
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2011 IFC Guarantor"), and the IFC Lender are parties to that certain Guarantee Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Guarantee"), whereby the 2011 IFC Guarantor guarantees the obligations of the 2011 IFC Borrowers under the 2011 IFC Loan Agreement;
WHEREAS, UABL Paraguay S.A. and Riverpar S.A., as borrowers (in such capacity, the "2011 OFID Borrowers"), and the OFID Lender are parties to that certain Loan Agreement dated as of December 15, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Loan Agreement" and together with the 2008 OFID Loan Agreement, collectively, the "OFID Loan Agreements" and together with the IFC Loan Agreements, collectively, the "IFC-OFID Loan Agreements");
WHEREAS, Parent, as guarantor, and the OFID Lender are parties to that certain Enforcement Shortfall Guarantee dated as of January 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Parent Guarantee"), whereby Parent guarantees the obligations of the 2011 OFID Borrowers under the 2011 OFID Loan Agreement;
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2011 OFID Guarantor") and the OFID Lender are parties to that certain Guarantee Agreement dated as of January 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Guarantee" and together with the 2008 IFC Guarantee, the 2008 OFID Guarantee, the 2011 IFC Parent Guarantee, the 2011 IFC Guarantee and the 2011 OFID Parent Guarantee, collectively, the "IFC-OFID Guarantees" and together with the IFC-OFID Loan Agreements, collectively, the "IFC-OFID Loan Documents"), whereby the 2011 OFID Guarantor guarantees the obligations of the 2011 OFID Borrowers under the 2011 OFID Loan Agreement;
WHEREAS, the IFC Lender, the OFID Lender, and Wilmington Trust, National Association are parties to that certain Collateral Trust Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 Collateral Trust Agreement" and together with the 2008 Collateral Trust Agreement, collectively, the "Collateral Trust Agreements"), appointing Wilmington Trust National Association as security trustee (the "2011 Security Trustee" and together with the 2008 Security Trustee, collectively, the "Security Trustees") to hold the collateral securing the loans under the 2011 IFC Loan Agreement and the 2011 OFID Loan Agreement and setting forth the respective rights of the IFC Lender and the OFID Lender in and to such collateral;
3

WHEREAS, the Parties have engaged in good faith discussions with each other and have agreed to support a proposed restructuring of the capital structure and financial obligations of the Company pursuant to the terms and conditions set forth in this Agreement and in accordance with the restructuring term sheet (the "Term Sheet") in the form attached hereto as Exhibit A (the foregoing, the "Restructuring");
WHEREAS, the Parties desire that the Restructuring be implemented through the commencement by the Company of voluntary reorganization cases (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and consummation of a plan of reorganization therein that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties (as defined below) in accordance and consistent in all material respects with this Agreement and the Term Sheet (such plan of reorganization, the "Plan").
NOW, THEREFORE, in consideration of the recitals stated above and the promises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:
1. Defined Terms.  The following terms used in this Agreement shall have the following definitions:
(a)   "Acceptable Ocean Sale" has the meaning set forth in Section 3(e).
(b)   "Ad Hoc Committee" means that certain ad hoc committee of Noteholders, comprised of the undersigned Noteholders as of the date hereof.
(c)   "Additional Supporting Noteholder" has the meaning set forth in Section 10.
(d)   "Agreement" means this Restructuring Support Agreement.
(e)   "Alternative Transaction" has the meaning set forth in Section 3(f).
(f)   "Ballot" means the ballot for the Plan delivered to the Noteholders, the IFC Lender, the OFID Lender and any other entity entitled to vote on the Plan and included in the Solicitation Documents.
(g)   "Bankruptcy Code" has the meaning set forth in the Recitals.
(h)   "Bankruptcy Court" has the meaning set forth in the Recitals.
(i)   "Chapter 11 Cases" has the meaning set forth in the Recitals.
(j)   "Collateral Trust Agreements" has the meaning set forth in the Recitals.
(k)   "Company" has the meaning set forth in the Preamble.
(l)   "Confirmation Order" means the order entered, or to be entered, as applicable, by the Bankruptcy Court confirming the Plan.
4

(m)   "Cornamusa" means Corporacion de Navegacion Mundial S.A.
(n)   "Definitive Documents" has the meaning set forth in Section 2(c).
(o)   "Disclosure Statement" means the disclosure statement for the Plan that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties.
(p)   "IFC Lender" has the meaning set forth in the Preamble.
(q)   "IFC Loan Agreements" has the meaning set forth in the Recitals.
(r)   "IFC Loans" means the loans made by the IFC Lender under the IFC Loan Agreements.
(s)   "IFC-OFID Lenders" has the meaning set forth in the Preamble.
(t)   "IFC-OFID Loan Documents" has the meaning set forth in the Recitals.
(u)   "IFC-OFID Loan Purchase Agreement" means a loan purchase and assignment agreement by and among the IFC Lender, the OFID Lender, UABL Limited and Thurston Shipping Inc.
(v)   "Indenture" has the meaning set forth in the Recitals.
(w)   "Indenture Trustee" has the meaning set forth in the Recitals.
(x)   "Investment Agreement" means an agreement between two wholly-owned subsidiaries of Sparrow Capital Investments Ltd., Southern Cross, Parent and the River Business Holding Companies as contemplated by the Term Sheet and the Definitive Documents.
(y)   "Joinder Agreement" has the meaning set forth in Section 10.
(z)   "Majority Supporting Noteholders" means the Supporting Noteholders holding in the aggregate at least 50.1% of the aggregate principal amount of the Notes held by the Supporting Noteholders.
(aa)   "Management Services Agreement" means the agreement to be entered into by and among UABL S.A. and the Ocean Business Transferee in accordance with the Term Sheet.
(bb)   "Milestones" has the meaning set forth in Section 3(d).
(cc)   "Net Working Capital" means (i) the sum of the following assets of the Ocean Business: accounts receivable with unaffiliated clients, advances to unaffiliated suppliers, current tax credits reasonably expected to be realized on or before the one year anniversary of the date of calculation as set forth herein, and fuel and lubricant inventories, minus (ii) the sum of the following liabilities of the Ocean Business: accounts payable to unaffiliated suppliers, salaries and wages payable, accrued leave wages and accrued vacation, labor taxes payable and other taxes payable.
(dd)   "Noteholder" or "Noteholders" means a holder or holders of the Notes.
5

(ee)   "Noteholder Confidentiality Agreements" means, collectively, each Confidentiality Agreement dated as of July 6, 2016, between the Parent and a Noteholder.
(ff)   "Notes" has the meaning set forth in the Recitals.
(gg)   "Ocean Business" means the assets and liabilities set forth on Schedule 3.
(hh)   "Ocean Business Equity" means the equity interests in each of Mondalva Shipping Inc. and Palmdeal Shipping Inc.
(ii)   "Ocean Business Capitalization Amount" means $3,000,000; provided, that such amount shall be reduced on a dollar for dollar basis by the aggregate amount spent, from and after the date hereof, with the consent of the Majority Supporting Noteholders on capital expenditures outside the ordinary course of business with respect to the Ocean Business.
(jj)   "Ocean Business Capitalization Requirements" means, collectively, (a) $2,500,000 of cash; provided that such amount shall be reduced on a dollar for dollar basis by the aggregate amount spent, from and after the date hereof, with the consent of the Majority Supporting Noteholders on capital expenditures outside the ordinary course of business with respect to the Ocean Business; and (b) a minimum of $500,000 of Net Working Capital.
(kk)   "Ocean Business Restructuring" means the restructuring of the Ocean Business as set forth on Schedule 4.
(ll)   "Ocean Business Sale Deadline" has the meaning set forth in Section 3(e).
(mm)   "Ocean Business Transferee" has the meaning set forth in Section 3(e).
(nn)   "Offshore Lenders" means each of the lenders described in the loan agreements set forth on Schedule 2 herein.
(oo)   "Offshore Obligations" means each of the obligations in favor of the Offshore Lenders.
(pp)   "OFID Lender" has the meaning set forth in the Preamble.
(qq)   "OFID Loan Agreements" has the meaning set forth in the Recitals.
(rr)   "OFID Loans" means the loans made by the OFID Lender under the OFID Loan Agreements.
(ss)   "Parent" has the meaning set forth in the Preamble.
(tt)   "Parties" has the meaning set forth in the Preamble.
(uu)   "Petition Date" means the date that the Chapter 11 Cases are commenced.
(vv)   "Plan" has the meaning set forth in the Recitals.
(ww)   "Restructuring" has the meaning set forth in the Recitals.
(xx)   "River Business" means the River Business Holding Companies, all of their direct and indirect subsidiaries and all of their respective assets, including vessels (including barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property, but excluding the Ocean Business.
6

(yy)   "River Business Holding Companies" means, collectively, Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB Panama Inc., and UP River (Holdings) Ltd.
(zz)   "Securities Act" has the meaning set forth in the Recitals.
(aaa)   "Security Trustees" has the meaning set forth in the Recitals.
(bbb)   "Solicitation" means, collectively, (a) the solicitation by the Company of the Noteholders, the IFC Lender and the OFID Lender for the return of Ballots in favor of the Plan in accordance with the Solicitation Documents and (b) the solicitation by the Company of any other entities that may be entitled to vote on the Plan.
(ccc)   "Solicitation Documents" means the Disclosure Statement, the Plan and any other documents or agreements to be delivered to the Noteholders, the IFC Lender, the OFID Lender, Sparrow, Southern Cross and any other entities entitled to vote on the Plan in connection with the Solicitation, each of which shall be reasonably satisfactory in form and substance to each of the Company and the Supporting Parties.
(ddd)   "Solicitation Period" means the time period allotted for the Solicitation.
(eee)   "Southern Cross" has the meaning set forth in the Preamble.
(fff)   "Sparrow" has the meaning set forth in the Recitals.
(ggg)   "Subject Claims" means (a) the Notes, (b) the IFC Loans and (c) the OFID Loans.
(hhh)   "Subject Interests" means the equity interests in either (a) Parent if the Offshore Lenders consent to the Restructuring or (b) the River Business Holding Companies if the Offshore Lenders do not consent to the Restructuring.
(iii)   "Subsidiary" or "Subsidiaries" has the meaning set forth in the Preamble.
(jjj)   "Supermajority Supporting Noteholders" has the meaning set forth in Section 2(e).
(kkk)   "Supporting Creditors" means, collectively, the Majority Supporting Noteholders, the IFC Lender and the OFID Lender.
(lll)   "Supporting Noteholders" has the meaning set forth in the Preamble.
(mmm)   "Supporting Parties" means, collectively, Sparrow, Southern Cross, the Majority Supporting Noteholders, the IFC Lender and the OFID Lender.
(nnn)   "Termination Fee Tail Period" means the period from the date of this Agreement to and including the first anniversary of the date of this Agreement.
(ooo)   "Term Sheet" has the meaning set forth in the Recitals.
(ppp)   "Termination Fee Alternative Transaction" means an alternative offer, transaction, restructuring, liquidation, workout or plan of compromise or reorganization of the Company other than the Restructuring contemplated in this Agreement and the Definitive Documents; provided that an offer, transaction, restructuring, liquidation, workout or plan or compromise or reorganization of the Company that is solely with any or all of the Noteholders, the IFC Lender, the OFID Lender and any other creditor (and is not entered into, directly or indirectly, for the benefit of or on behalf of any other person (including pursuant to any contractual or other arrangement or understanding contemplating a future transfer to or transaction with such person)) shall not constitute a Termination Fee Alternative Transaction.
7

(qqq)   "Transfer" has the meaning set forth in Section 9(a).
2. The Restructuring.
(a) The Restructuring will be implemented through the filing of the Chapter 11 Cases and the confirmation and consummation of the Plan.
(b) The Term Sheet is expressly incorporated herein by reference and is made part of this Agreement.  References to "the Agreement," "this Agreement," "herein" or "hereof" include this Agreement and each of the Exhibits.  Unless otherwise specified herein, the words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation."  In the event the terms and conditions as set forth in the Exhibits and this Agreement are inconsistent, the terms and conditions as set forth in this Agreement shall govern.
(c) Each Party shall negotiate in good faith and use commercially reasonable efforts to complete the definitive documentation (which shall include customary releases in favor of the Supporting Noteholders, the other Supporting Parties, management, directors and advisors) for the Restructuring and the transactions contemplated by this Agreement as reasonably necessary and appropriate to consummate the Restructuring, including each of the Investment Agreement, the Plan and all documents that will comprise supplements to the Plan, the Disclosure Statement, the IFC-OFID Loan Purchase Agreement, the Management Services Agreement, if requested by the Majority Supporting Noteholders in a form to be mutually agreed by UABL S.A., the Majority Supporting Noteholders, the IFC Lender and the OFID Lender, and the Confirmation Order in a form to be mutually agreed by the Parties (collectively, the "Definitive Documents"), each of which shall be consistent in all material respects with this Agreement and the Term Sheet and shall be in form and substance, and with representations, warranties, covenants and other terms and conditions, except as otherwise specified above, reasonably acceptable to (i) the Supporting Parties and (ii) the Company.
(d) Each Party shall act in good faith and use commercially reasonable efforts to complete the Restructuring in accordance with the deadlines specified below, which deadlines in all cases may be extended by written agreement of the Company and the Supporting Parties (collectively, the "Milestones"):
(i) the Definitive Documents (other than the Management Services Agreement and the Confirmation Order) shall be in final form reasonably satisfactory in all material respects to the Company and the Supporting Parties on or before November 23, 2016;
(ii) the Company shall (1) commence the Solicitation on or before November 30, 2016 and (2) keep the Solicitation open until no later than January 4, 2017;
(iii) the Chapter 11 Cases shall be commenced no later than January 10, 2017;
(iv) the Company shall file a motion to assume this Agreement on the Petition Date that is in form and substance reasonably satisfactory in all material respects to the Company and the Supporting Parties;
(v) the Parties shall support and take all steps reasonably necessary to obtain entry of an order approving this Agreement in all material respects (including approval of any fee and expense reimbursement payable hereunder, including any Termination Fee payable to Sparrow) and the Company's assumption thereof, which order shall be in form and substance reasonably satisfactory in all material respects to the Company and the Supporting Parties and shall be entered by the Bankruptcy Court (and not be stayed) no later than February 9, 2017;
8

(vi) the hearing to confirm the Plan, and approve the Disclosure Statement and Solicitation in connection therewith shall be held as soon as reasonably practicable, but in no event later than February 27, 2017; and
(vii) On or before February 28, 2017, (1) the Bankruptcy Court shall enter a Confirmation Order that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties confirming the Plan, which order shall (x) provide, inter alia, that the Parties have proceeded in good faith in all respects in connection with the Chapter 11 Cases and the transactions contemplated by this Agreement and the Term Sheet and (y) approve the Company's assumption of the Investment Agreement, the Management Services Agreement and the IFC-OFID Loan Purchase Agreement and (2) the Company shall achieve substantial consummation of the Plan (the date of such consummation, the "Effective Date").
3. Obligations of the Company.  Subject to the terms and conditions of this Agreement, the Company shall support and take, and cause all of its direct and indirect subsidiaries to support and take, all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet and the Definitive Documents (including all obligations of the Company with respect to the costs of effecting the Restructuring, including the payment of the fees and expenses (including legal fees and expenses) set forth in this Agreement and the Definitive Documents), the foregoing shall not require Parent or its direct and indirect subsidiaries to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) permit and timely facilitate any and all commercially reasonable due diligence related to or in connection with the Ocean Business, including the Management Services Agreement, Cornamusa, the Ocean Business Restructuring, the Acceptable Ocean Sale and the Ocean Business Hand Over, if any;
(b) subject to the terms and conditions of this Agreement, from the date hereof until the date of the consummation of the Plan, (i) use commercially reasonable efforts to operate the River Business and the Ocean Business in the ordinary course of business consistent with past practice (which, for the avoidance of doubt, shall include no Ocean Business cash being transferred outside of the Ocean Business to Sparrow, Southern Cross or the Company or any of their respective Affiliates without the consent of the Majority Supporting Noteholders), (ii) promptly inform the Supporting Parties about all occurrences that are reasonably expected to have an adverse effect in any material respect on the assets, operations or relationships of the River Business taken as a whole or the Ocean Business taken as a whole and (iii) cause the Ocean Business to commit and spend through the effective date of the Plan capital expenditures with respect to the Ocean Business consistent with past practice and in the ordinary course (provided that any such expenditures shall be funded with available funds generated by the Ocean Business in excess of its expenses);
(c) effect the Ocean Business Restructuring in connection with any Acceptable Ocean Sale or, if applicable, the Ocean Business Hand Over;
(d) in accordance with the terms and conditions of this Agreement, concurrently solicit each of the Noteholders, the IFC Lender, the OFID Lender and any other entities that may be entitled to vote on the Plan for the return of their respective Ballots in favor of the Plan;
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(e) continue to market the Ocean Business for sale (including incurring customary marketing costs in connection therewith and engaging and negotiating in a timely fashion in good faith with any prospective purchasers) and seek to consummate such sale no later than the Effective Date (the "Ocean Business Sale Deadline") on terms and conditions (which shall include the transfer of (i) (x) $2.5 million of cash if such sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale if such sale occurs before or after January 31, 2017 and (ii) Net Working Capital of the Ocean Business in the amount of (x) a minimum of $500,000 if such sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale if such sale occurs before or after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection with such sale (including for any fees and reasonable expenses directly related to such sale)) acceptable to (1) the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) and (2) Sparrow and Southern Cross (such consent not to be unreasonably withheld, delayed or conditioned) to the extent the consummation of such sale results in any material tax liability for materially increases the obligations or liabilities of, or materially decreases the assets of, the River Business, Sparrow or Southern Cross (provided that (x) the Ocean Business Restructuring shall not be deemed to constitute a material increase in the obligations or liabilities of the River Business, Sparrow or Southern Cross and (y) the tax assets of the River Business that are being used to offset taxes arising in connection with such sale shall not be deemed to constitute a material decrease in the assets of the River Business) (the "Acceptable Ocean Sale"); provided that in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline, the Company shall, if requested by Noteholders holding in the aggregate at least 90% of the aggregate principal amount of the Notes held by all Supporting Noteholders (the "Supermajority Supporting Noteholders") no later than the earlier of (i) ten calendar days prior to such Ocean Business Sale Deadline and (ii) February 28, 2017 (the earlier of such date, the "Ocean Business Election Deadline"), transfer the Ocean Business Equity to an entity designated by the Majority Supporting Noteholders and held by the Indenture Trustee (the "Ocean Business Transferee") to receive such Ocean Business Equity on behalf of all Noteholders; provided further that to the extent the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Company that they will not be electing to receive the transfer of the Ocean Business Equity, in each case (x) the Ocean Business Equity shall be retained by Princely International Finance Corp. and all claims of the Noteholders with respect thereto shall be released and (y) the Company shall pay the Ocean Business Capitalization Amount in cash to the Noteholders (and each IFC-OFID Lender shall be paid its pro rata share of the True-Up Amount (as defined in the Term Sheet) promptly upon the Noteholders receipt of such payment) at the same time the Noteholder Cash Recovery (as defined in the Term Sheet) is paid.  In addition, any Noteholder on its own behalf may elect to not receive its pro rata share of the Ocean Business Transferee by delivering written notice of such election to the Indenture Trustee and the Company no later than three Business Days after the Ocean Business Election Deadline, in which case such equity will be allocated pro rata among the remaining Noteholders.  For the avoidance of doubt, any such transfer of the Ocean Business Equity shall be in connection with, and subject to, the consummation of the Plan and in accordance with the terms set forth in the Term Sheet;
(f) except as set forth in Section 3(d), refrain from and cause its advisors and representatives to refrain from, directly or indirectly, taking any action to seek, solicit, initiate, encourage or assist the submission of, or entering into any discussions, negotiations or agreements regarding, any proposal, negotiation or offer relating to the capitalization or recapitalization of the Company, any refinancing of the Company's debt or other obligations, any other transaction involving securities issued by the Company, any sale of the Company's main assets, debt or equity, or any other transaction that would render the Restructuring incapable of being consummated on the terms set forth in this Agreement other than the Restructuring contemplated pursuant to this Agreement (each, an "Alternative Transaction");
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(g) promptly notify the Supporting Parties regarding any inquiries by third parties with respect to an Alternative Transaction of any kind;
(h) not take any actions that are inconsistent with this Agreement or the expeditious confirmation and consummation of the Plan;
(i) timely pay or reimburse by bank wire transfer in accordance with any applicable fee letters all reasonable and documented fees and out-of-pocket expenses, whether or not the Restructuring is consummated, of the Indenture Trustee, the Security Trustees, the Ad Hoc Committee, the Supporting Noteholders and the IFC-OFID Lenders (in accordance with the applicable IFC-OFID Loan Agreements); provided that legal and advisor fees and expenses shall be limited to the following: (i) Milbank, Tweed, Hadley & McCloy LLP, as counsel to the Ad Hoc Committee, in accordance with the terms set forth in that certain Letter Agreement dated as of December 10, 2015, accepted and agreed to by the Company; (ii) PJT Partners, L.P., as advisor to the Ad Hoc Committee, in accordance with the terms set forth in that certain Engagement Letter dated as of January 20, 2016, accepted and agreed to by the Company; (iii) Mayer Brown LLP, as counsel to the IFC-OFID Lenders, in accordance with the terms set forth in that certain Letter Agreement dated as of February 17, 2016, accepted and agreed to by the Company; (iv) FTI Consulting, Inc., as advisor to the IFC-OFID Lenders, in accordance with the terms set forth in that certain Letter Agreement dated as of January 20, 2016, accepted and agreed to by the Company, (v) Ober Kaler, as counsel to the Indenture Trustee; and (vi) any other local counsel and advisors retained by the Indenture Trustee, the Security Trustees, the Ad Hoc Committee or the IFC-OFID Lenders in connection with the Restructuring (in consultation with and subject to approval (such approval not to be unreasonably withheld, conditioned or delayed) by the Company, Sparrow and Southern Cross each in their reasonable discretion as to scope and cost in a mutual effort to manage costs to the estate); provided further no more than one local counsel or advisor per jurisdiction for each of the Indenture Trustee, the Security Trustees, the Ad Hoc Committee or the IFC-OFID Lenders shall be retained; provided further that prior to the Effective Date, all of the Company's obligations set forth in this Section 3(h) shall be current.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses pursuant to this Section 3(h) shall survive the termination of this Agreement.  The Company's agreement to timely pay or reimburse, as the case may be, the foregoing fees and expenses is an integral part of the transactions contemplated by this Agreement and the Term Sheet and, without such agreement, the members of the Ad Hoc Committee, the Supporting Noteholders and the IFC-OFID Lenders would not have entered into this Agreement;
(j) if this Agreement is terminated, and if such termination is not caused by a breach of this Agreement by Sparrow or Southern Cross or any Affiliate of either thereof (other than the Company or any of its subsidiaries to the extent such breach by the Company or any of its Subsidiaries was not caused by Sparrow or Southern Cross or by Sparrow's director nominees of the Company), pay or reimburse all reasonable and documented out-of-pocket legal fees and expenses of (a) Chadbourne & Parke LLP, as counsel to each of Sparrow and Southern Cross and (b) local counsel to Sparrow and Southern Cross (provided that no more than one local counsel or advisor per jurisdiction for Sparrow and Southern Cross, taken as a whole, shall be retained), in each case incurred on or after June 1, 2016 and in connection with the negotiation and documentation of this Agreement and the Definitive Documents and the consummation of the transactions contemplated hereby.  If this Agreement is terminated, and if such termination occurs in a manner set forth on Schedule 5 hereto, then no later than five (5) days following the consummation of a Termination Fee Alternative Transaction, the Company shall pay to Sparrow the Termination Fee (as defined below), by wire transfer, as directed by Sparrow, in immediately available funds; provided that no Termination Fee shall be paid if a Termination Fee Alternative Transaction is consummated with Sparrow or any Affiliate thereof on substantially similar terms to the terms set forth in this Agreement and the Term Sheet but without the breaching Supporting Creditor, if any, as a party to such Alternative Transaction.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses and the Termination Fee pursuant to this Section 3(i) shall survive the termination of this Agreement.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses and the Termination Fee pursuant to this Section 3(i), to the extent the Company commences the Chapter 11 Cases, shall constitute an administrative expense of the Company under the Bankruptcy Code.  "Termination Fee" shall mean an amount equal to $1,825,000.  The Company's agreement to pay or reimburse, as the case may be, the fees and expenses and the Termination Fee pursuant to this Section 3(i) is an integral part of the transactions contemplated by this Agreement and the Term Sheet and, without such agreement, Sparrow and Southern Cross would not have entered into this Agreement;
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(k) provide draft copies of all "first day" motions, "second day" motions and other material pleadings or documents that the Company intends to file with the Bankruptcy Court to counsel for each of Sparrow, Southern Cross, the Ad Hoc Committee and the IFC-OFID Lenders at least three days prior to the date when the Company intends to file such document, and the form and substance of any such proposed filing shall be reasonably acceptable in form and substance in all material respects to each of the Supporting Parties prior to filing with the Bankruptcy Court;
(l) provide copies of all material documents or materials relating to the Restructuring that the Company shares with any third-parties, including any official committee appointed in the Chapter 11 Cases or the Office of the United States Trustee, with counsel for Sparrow, Southern Cross, the Ad Hoc Committee and the IFC-OFID Lenders;
(m) use commercially reasonable best efforts to obtain any and all required regulatory and/or third-party approvals necessary to consummate the Restructuring, the Acceptable Ocean Sale and, to the extent an Acceptable Ocean Sale is not consummated, the Ocean Business Hand Over, if so elected by the Supermajority Supporting Noteholders;
(n) use commercially reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;
(o) to the extent the Company has any right to vote or direct the vote of any Claim, vote or direct such vote in favor of the Plan; and
(p) except as provided for herein or in the Term Sheet, not assume or reject any executory contract or unexpired lease to which it is a party pursuant to Section 365 of the Bankruptcy Code without the prior written consent of Sparrow and Southern Cross.
4.                 Obligations of Supporting Noteholders.  Subject to the terms and conditions of this Agreement, each Supporting Noteholder (severally and not jointly), solely as it remains the legal owner, beneficial owner, and/or investment advisor or manager of or with power and/or authority to bind any claims held by it, shall support and take all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require the Supporting Noteholders or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) subject to the receipt by such Supporting Noteholder of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects (as determined as among the Supporting Noteholders by the Majority Supporting Noteholders), prior to the commencement of the Solicitation Period, acknowledge in writing that the Solicitation Documents contain "adequate information" as required under section 1125(a) of the Bankruptcy Code, the Solicitation satisfies the requirements for a pre-petition solicitation under section 1125(g) of the Bankruptcy Code and the return of Ballots in favor of the Plan constitutes and shall be deemed acceptance of the Plan under section 1126(b) of the Bankruptcy Code;
(b) subject to the receipt by such Supporting Noteholder of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects (as determined as among the Supporting Noteholders by the Majority Supporting Noteholders), prior to the expiration of the Solicitation Period (i) vote or cause to be voted each and every claim now owned or hereafter acquired by such Supporting Noteholder under the Notes and the Indenture in favor of the Restructuring and (ii) deliver its duly executed and completed Ballot accepting the Plan, provided that such vote and Ballot shall be deemed immediately revoked and deemed void ab initio without any further act by any Supporting Noteholder upon termination of this Agreement pursuant to the terms hereof;
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(c) not change or withdraw (or cause or direct to be changed or withdrawn) such vote or Ballot;
(d) to the extent it is permitted to opt out of any releases set forth in the Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, elect not to opt out of the releases set forth in the Plan, by timely delivering its duly executed and completed Ballot indicating such election;
(e) not directly or indirectly object to, delay, impede or take any other action to interfere with the acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(f) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(g) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring;
(h) use reasonable efforts to execute any document and give any notice, order or instruction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring; provided that nothing set forth in this Agreement shall require any Supporting Noteholder to provide any information that it determines in its sole discretion to be sensitive or confidential;
(i) upon execution of this Agreement and until the earlier of the termination of this Agreement or the consummation of the Restructuring, each Supporting Noteholder shall refrain from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Company other than as expressly permitted by the Term Sheet; and
(j) shall not direct any administrative agent, collateral agent, or the Indenture Trustee (as applicable) to take any action inconsistent with such Supporting Noteholder's respective obligations under this Agreement, and if any applicable administrative agent, collateral agent or the Indenture Trustee takes any action inconsistent with the Supporting Noteholder's obligations under this Agreement, the Supporting Noteholders shall promptly direct such administrative agent, collateral agent or the Indenture Trustee to cease and refrain from taking any such action so long as such direction by the Supporting Noteholders does not give rise to any additional indemnification or other material obligations to the Indenture Trustee.
5. Obligations of the IFC-OFID Lenders. Subject to the terms and conditions of this Agreement, each IFC-OFID Lender (severally and not jointly) shall support and take all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require the IFC-OFID Lenders or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
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(a) subject to the receipt by such IFC-OFID Lender of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, prior to the commencement of the Solicitation Period, acknowledge in writing that the Solicitation Documents contain "adequate information" as required under section 1125(a) of the Bankruptcy Code, the Solicitation satisfies the requirements for a pre-petition solicitation under section 1125(g) of the Bankruptcy Code and the return of Ballots in favor of the Plan constitutes and shall be deemed acceptance of the Plan under section 1126(b) of the Bankruptcy Code;
(b) subject to the receipt by such IFC-OFID Lender of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, prior to the expiration of the Solicitation Period (i) vote or cause to be voted each and every claim  now owned or hereafter acquired by such IFC-OFID Lender under the IFC-OFID Loan Documents in favor of the Restructuring and (ii) deliver its duly executed and completed Ballot accepting the Plan; provided that such vote and Ballot shall be deemed immediately revoked and deemed void ab initio without any further act by any IFC-OFID Lender upon termination of this Agreement pursuant to the terms hereof;
(c) not change or withdraw (or cause or direct to be changed or withdrawn) such, vote or Ballot;
(d) to the extent it is permitted to elect whether to opt out of any releases set forth in the Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, elect not to opt out of the releases set forth in the Plan, by timely delivering its duly executed and completed Ballot indicating such election;
(e) not directly or indirectly object to, delay, impede or take any other action to materially interfere with acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(f) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(g) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring;
(h) use reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring; provided that nothing set forth in this Agreement shall require either IFC-OFID Lender to provide any information that it determines in its sole discretion to be sensitive or confidential:
(i) upon execution of this Agreement, until the earlier of the termination of this Agreement or the consummation of the Restructuring, each IFC-OFID Lender shall refrain from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Company other than as expressly permitted by the Term Sheet; and
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(j) neither IFC-OFID Lender shall direct the Security Trustees to take any action inconsistent with such IFC-OFID Lender's respective obligations under this Agreement, and if any Security Trustee takes any such inconsistent action, the IFC-OFID Lenders shall promptly direct such Security Trustee to cease and refrain from taking any such action so long as such direction by the IFC-OFID Lenders does not give rise to any additional indemnification obligations to the applicable Security Trustee.
6. Obligations of Southern Cross and Sparrow.  Subject to the terms and conditions of this Agreement, each of Southern Cross and Sparrow (severally and not jointly) shall support and take, and cause any of its affiliates to support and take, all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require Southern Cross or Sparrow or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) subject to the receipt by Sparrow and Southern Cross of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, (i) to timely vote, if solicited, all of its and its affiliate's claims (as defined in section 101(5) of the Bankruptcy Code) against, and interests in, the Company, now or hereafter owned by it (or any of its affiliates) or for which it now or hereafter serves as the nominee, investment manager, or advisor for holders thereof, to accept the Plan in accordance with the applicable procedures set forth in the Disclosure Statement and the Solicitation Documents with respect to the Plan and (ii) to the extent such election is available, not elect on its Ballot to preserve claims, if any, that it (or any of its affiliates) own or control that may be affected by any releases contemplated by the Plan;
(b) not change or withdraw (or cause to be changed or withdrawn) such vote or Ballot;
(c) not directly or indirectly object to, delay, impede or take any other action to materially interfere with acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(d) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(e) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets for the Company other than the Restructuring; and
(f) use reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring, including with respect to Southern Cross, guarantying Sparrow's obligations under the Investment Agreement pursuant to the guaranty obligations of Southern Cross set forth therein; provided that nothing set forth in this Agreement shall require any of Southern Cross or Sparrow to provide any information that it determines in its sole discretion to be sensitive or confidential.
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The aggregate amount of any payments required to be made and obligations required to be assumed or incurred by Southern Cross under the terms of this Agreement shall in no event exceed $5 million in the aggregate; provided that the foregoing shall not limit (and shall not count towards such limit) any obligations that Southern Cross may have in any of the agreed upon Definitive Documents.  Upon the Definitive Documents being determined to be in agreed upon form pursuant to the terms set forth herein (and the execution and delivery (but not the effectiveness) of the Investment Agreement and the OFC-OFID Loan Purchase Agreement), liability of Southern Cross shall be, without duplication, the cumulative obligations of Sparrow and Southern Cross under each of this Agreement and the Investment Agreement (but only to the extent of obligations thereto related to the River Business); provided that such amount shall not be in excess of $73.0 million.

7. Effectiveness of the Agreement.  This Agreement shall become effective upon execution and delivery of counterpart signature pages to this Agreement by (a) Noteholders holding in the aggregate at least 66 2/3% of the outstanding aggregate principal amount of the Notes, (b) the IFC Lender, (c) the OFID Lender, (d) the Company, (e) Southern Cross and (f) Sparrow.
8. Acknowledgements.  This Agreement is not and shall not be deemed to be a solicitation for consents to the Plan.  The votes of the Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross will not be solicited until the Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross, as applicable, have received the Solicitation Documents.  In addition, this Agreement does not constitute an offer to issue or sell securities to any person, or the solicitation of an offer to acquire or buy securities, in any jurisdiction where such offer or solicitation would be unlawful.
9. Limitations on Transfer of Interests.
(a) Each Supporting Party shall not (a) sell, transfer, assign, pledge, hypothecate, pledge a lien, grant a participation interest in, or otherwise dispose of, directly or indirectly, any of its right, title, or interest in respect of any of such Supporting Party's Subject Claims or Subject Interests in whole or in part (except as contemplated in this Agreement), or (b) grant any proxies, deposit any of such Supporting Party's Subject Claims or Subject Interests into a voting trust, or enter into a voting agreement with respect to any such Subject Claims or Subject Interests (each of the actions described in clauses (a) and (b), a "Transfer"), unless such Transfer is to another Supporting Party or any other entity that first agrees in writing to be bound by the terms of this Agreement by executing and delivering to the Company and such Supporting Party a joinder substantially in the form attached hereto as Exhibit B (the "Joinder Agreement"), provided that nothing in this Section 9 shall prohibit or otherwise affect any Supporting Party's pledge of its Subject Claims or Subject Interests to such Supporting Party's own lender in the ordinary course of business so long as any such pledge shall be subject to, and the pledgee agrees to be bound by, the terms of this Agreement.  With respect to any Notes or other debt or equity interests held by the relevant transferee upon consummation of a Transfer in accordance with this Section 9, such transferee shall be deemed to make all of the representations and warranties of a Supporting Party set forth in Section 15 of this Agreement as of the date of such Transfer.  Upon compliance with the foregoing, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations.  Any Transfer made in violation of this Section 9 shall be deemed null and void and of no force or effect.
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(b) Notwithstanding Section 9(a), (i) an entity that is acting in its capacity as a Qualified Marketmaker shall not be required to be or become a Supporting Party to effect any transfer (by purchase, sale, assignment, participation, or otherwise) of any claim against, or interest in, the Company by a Supporting Party to a transferee; provided that such transfer by a Supporting Party to a transferee shall be in all other respects in accordance with and subject to Section 9(a) and (ii) to the extent that a Supporting Party, acting in its capacity as a Qualified Marketmaker, acquires any claim against, or interest in, the Company from a holder of such claim or interest who is not a Supporting Party, it may transfer (by purchase, sale, assignment, participation, or otherwise) such claim or interest without the requirement that the transferee be or become a Supporting Party in accordance with this Section 9.  For purposes of this this Section 9(b), a "Qualified Marketmaker" means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against, or interests in, the Company (including debt securities or other debt) or enter with customers into long and short positions in claims against, or interests in, the Company (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against, or interests in, the Company, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).
10. Additional Supporting Noteholders.  Any holder of the Notes may at any time become a party to this Agreement (an "Additional Supporting Noteholder") by executing a copy of the Joinder Agreement pursuant to which such Additional Supporting Noteholder will agree to be bound by the terms of this Agreement as a Supporting Noteholder hereunder.
11. Further Acquisition of Indebtedness.  This Agreement shall in no way be construed to preclude any Supporting Party or any of its affiliates from acquiring additional claims or other interests in the Company.  Each Supporting Party agrees, severally and not jointly, that such additional claims or interests shall be subject to the terms of this Agreement.
12. Appearance as Party-in-Interest.  Nothing in this Agreement shall, or shall be deemed to, prohibit any Supporting Party or any of such Supporting Party's officers or representatives, from appearing as a party-in-interest in any matter to be adjudicated in the Chapter 11 Cases if such appearance and the positions advocated in connection therewith are for the purposes of contesting whether any matter, fact or thing, is a breach of, or inconsistent with, this Agreement.
13. Further Assurances.  From and after the date hereof, the Parties shall execute and deliver all such agreements, instruments and documents and to take all such further actions as the Company or a Supporting Party may reasonably deem necessary from time to time to carry out the intent and purpose of this Agreement and implement and consummate the Restructuring.
14. Termination.
(a) Company's Right to Terminate.  The Company may terminate this Agreement as to all Parties upon five business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events; provided that, only with respect to events capable of being cured, such event remains uncured after the expiration of such five business day notice period:
(i) the Company's independent directors as of the date of this Agreement (which, for the avoidance of doubt, are George Wood, John Wobensmith and Barry Ridings and any replacements thereof in consultation with and reasonably acceptable to the Supporting Creditors) unanimously determine, in good faith and upon advice of their advisors and subject to the terms and conditions of this Agreement, that the Company's performance under this Agreement is inconsistent with the independent directors' exercise of their fiduciary duties under applicable law;
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(ii) any material breach by any of the other Parties to this Agreement of any of their respective material obligations under this Agreement that materially and adversely impacts the Company;
(iii) termination of this Agreement by any of the other Parties in accordance with the terms of this Agreement;
(iv) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any permanent and final injunction, judgment, decree, charge, ruling or order preventing the consummation of the Restructuring and that would materially and adversely impact the Company; or
(v) the failure to meet any Milestone as a result of the breach by the Supporting Creditors of their obligations under this Agreement.
(b) Supporting Parties' Right to Terminate.  Each of the Supporting Parties may terminate this Agreement as to all Parties upon five business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events, if such event remains uncured (but only to the extent that such event is capable of being cured) after the expiration of such five business day notice period:
(i) the final Solicitation Documents or Definitive Documents include terms that are inconsistent in any material respect with the Term Sheet and this Agreement with respect to such Supporting Party, unless such variance in terms has been approved in writing by the Company and such Supporting Party; provided that nothing in this Section shall override the rights set forth in Section 21.
(ii) the filing by the Company of any motion or other request for relief, and such filing or request is not withdrawn or dismissed within seven days, seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan;
(iii) the Company fails to contest, in a timely and appropriate manner, the filing by any party of any motion or other request for relief seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan;
(iv) the entry of an order by the Bankruptcy Court (1) dismissing the Chapter 11 Cases, (2) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointing a trustee or an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code in the Chapter 11 Cases or (4) the effect of which would render the Plan incapable of consummation on the terms set forth herein;
(v) (1) the filing by the Company of any motion (2) or the entry of an order by the Bankruptcy Court, in each case approving a material payment to any party (whether in cash, equity or other property or whether as adequate protection, settlement of a dispute, or otherwise) that would be materially inconsistent with the treatment of such party under the Term Sheet or the Definitive Documents and/or such payment would materially and adversely affect such Supporting Party;
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(vi) the filing by the Company of any motion or other request for relief seeking to (1) approve or implement any debtor-in-possession financing that is not proposed, agreed, or consented to by the Company, the Supporting Creditors, Sparrow and Southern Cross in their sole discretion and/or (2) approve the Company's use of the Noteholders' or the IFC-Lenders' cash collateral without the consent of (A) the Majority Supporting Noteholders or the IFC-OFID Lenders, as the case may be, (B) Sparrow and (C) Southern Cross; provided that to the extent the Company is seeking to use cash collateral as reasonably required for the implementation of the Restructuring and the Plan, such consent shall not be unreasonably withheld, conditioned or delayed; provided further in the event of any distribution of the cash collateral to the Noteholders or the IFC-OFID Lenders, such distribution shall be made in accordance with the percentages set forth in the definitions of Initial Noteholder Cash Recovery and Initial IFC/OFID Cash Recovery (as each are defined in the Term Sheet).
(vii) any governmental authority, including any regulatory authority or court of competent jurisdiction, shall have issued any injunction, judgment, decree, charge, ruling or order making illegal or otherwise restricting, preventing, or prohibiting the Restructuring in a manner that cannot be reasonably and timely remedied by the Company;
(viii) the failure to meet any Milestone; provided that the failure to achieve any such Milestone is not as a result of the breach by such Supporting Party of its obligations under this Agreement;
(ix) any material breach by any of the other Parties of any of their respective material obligations under this Agreement that materially and adversely impacts such Supporting Party; or
(x) termination of this Agreement by any of the other Parties in accordance with the terms of this Agreement.
(c) Mutual Termination.  This Agreement, and the obligations of all Parties hereunder, may be terminated, upon written notice to all other Parties in accordance with Section 31, by mutual agreement among (a) the Company and (b) each of the Supporting Parties.
(d) For the avoidance of doubt, the Company's commencement of the Chapter 11 Cases in accordance with the terms of this Agreement shall not provide any Party with an independent right to terminate this Agreement.
(e) Effect of Termination.  Upon termination of this Agreement in accordance with Section 14(a), (b) or (c), (i) this Agreement shall be of no further force and effect with respect to the Parties and such Parties shall be released from their commitments, undertakings and agreements under or related to this Agreement, and shall have the rights and remedies that they would have had if they had not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring or otherwise, that they would have been entitled to take had they not entered into this Agreement, and (ii) any and all consents and/or votes delivered by the Parties shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner in connection with this Agreement, the Restructuring or otherwise.  Notwithstanding the foregoing, in no event shall such termination relieve any Party from (x) liability for its breach or non-performance of its obligations hereunder prior to the date of such termination and (y) obligations under this Agreement that by their terms expressly survive any such termination.
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15. Representations and Warranties.  Each of the applicable Parties represents and warrants as to itself only, severally and not jointly, to each other Party, as of the date of this Agreement, as follows:
(a) Enforceability.  It is validly existing and in good standing under the laws of the jurisdiction of its organization (or in the case of the IFC-OFID Lenders, it is validly established by its member countries), and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as may be limited by applicable law; provided that no provision of this Agreement shall constitute a waiver of the IFC-OFID Lenders' rights and privileges referenced in Section 32(b).
(b) No Consent or Approval.  Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its respective obligations under this Agreement.
(c) Power and Authority.  It has all requisite corporate or partnership, as applicable, power and authority to enter into this Agreement and to carry out the Restructuring and to perform its respective obligations under this Agreement.
(d) Authorization.  The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.  The Parties further represent and warrant that their respective boards or directors or similar decision making authorities, as applicable, have approved this Agreement by all requisite action.
(e) No Conflict. The execution, delivery and performance by it of this Agreement does not (a) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational document) or (b) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).
(f) Eligibility.  With respect to each Supporting Noteholder, (i) it is either (1) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (2) an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act or (3) a non-U.S. Person as defined in Regulation S under the Securities Act and will not acquire any securities issued by the Company in connection with the Restructuring for the account or benefit of any U.S. Person and (ii) any securities acquired by such Supporting Noteholder in connection with the Restructuring described herein and in the Term Sheet will have been acquired for investment purposes and not with a view to distribution.
(g) Ownership by Parties.  As of the date each Supporting Party executes this Agreement, (i) such Supporting Party either (1) is the legal and beneficial owner of the aggregate principal amount of the Notes, the IFC Loans, the OFID Loans and/or the equity interests (including common stock and warrants) in Parent set forth on its signature page, in each case free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Supporting Party's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, or (2) has investment or voting discretion or control with respect to discretionary accounts for the holders or beneficial owners of the aggregate principal amount of the Notes, the IFC Loans, the OFID Loans and/or equity interests (including common stock and warrants) in Parent set forth on its signature page and has the power and authority to bind the beneficial owner(s) of such claims and interests to the terms of this Agreement, in each case free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Supporting Party's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, and (ii) such Supporting Party has full power and authority to vote on and consent to all matters concerning the Notes, the IFC Loans, the OFID Loans and/or the equity interests (including common stock and warrants) in Parent set forth on its signature page and to exchange, assign, and transfer its claims.
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(h) Parent represents and warrants that: (i) it is the record and beneficial holder of all of the equity interests in each of the River Business Holding Companies; (ii) all of such equity interests have been duly authorized and are validly issued, fully paid and non-assessable, free and clear of any liens, claims and encumbrances of any kind (other than liens permitted under the Indenture) and have been issued in compliance with applicable law; (iii) none of Parent's equity interests in the River Business Holding Companies are subject to, or have been issued in violation of, preemptive or similar rights; and (iv) no voting trusts, proxies, or other agreements or understandings exist with respect to the voting equity interests of the River Business Holding Companies other than pledges of such equity interests to the Indenture Trustee or the Security Trustees.
(i) Proceedings.  The Company represents and warrants that no litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would adversely affect its ability to enter into this Agreement or perform its obligations hereunder.
(j) Accuracy of Information. The Company represents that none of the materials and information provided in writing by or on behalf of the Company to the Supporting Noteholders or the IFC-OFID Lenders in connection with the Restructuring contemplated in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.
(k) Offshore Lenders.  Parent represents and warrants that, except for claims against Cornamusa, none of the Offshore Lenders have any claims against the River Business or the Ocean Business.
(l) Ocean Business.  The assets (including any and all existing rights, permits, approvals and authorizations necessary to operate the Company's ocean business) and liabilities of the entities set forth on Schedule 3 represent in all material respects the Company's ocean business and such assets and liabilities together with (i) the services to be provided under the Management Services Agreement, if applicable, and (ii) the services of a chief executive officer are sufficient to operate such ocean business as a standalone business in the ordinary course and consistent with past practice, including those rights, permits, approvals, temporary flagging rights and authorizations necessary for the operation of the ocean business in the jurisdiction in which it operates (i.e. Argentina) as currently conducted, and all such assets, rights, permits, approvals, flagging rights and authorizations  shall be transferred to or retained by the Ocean Business, as applicable, pursuant to the Ocean Business Restructuring and transferred to any purchaser of the Ocean Business in connection with any Acceptable Ocean Sale or, if applicable, the Ocean Business Transferee as part of the Ocean Business Hand Over.  The Company represents and warrants that as of the date hereof, the Ocean Business has a current cash balance of no less than $2.0 million. To the best of the Company's knowledge, the Ocean Business Hand Over will not impose upon any Noteholder or IFC-OFID Lender any regulatory or reporting requirements in the jurisdictions in which the Ocean Business operates.
16. Direction to Indenture Trustee and Security Trustees.
(a) The Supporting Noteholders agree that, as long as this Agreement has not been terminated, to the extent permitted by the Indenture, this Agreement shall be deemed a direction to the Indenture Trustee under the Indenture to take all actions consistent with this Agreement to support consummation of the Restructuring and the transactions contemplated by the Definitive Documents so long as such direction by the Supporting Noteholders does not give rise to any additional indemnification or other material obligations to the Indenture Trustee.
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(b) Each IFC-OFID Lender agrees that, as long as this Agreement has not been terminated, to the extent permitted by the Collateral Trust Agreements, this Agreement shall be deemed a direction to each Security Trustee under their respective Collateral Trust Agreement to take all actions consistent with this Agreement to support the consummation of the Restructuring and the transactions contemplated by the Definitive Documents so long as such direction by the applicable IFC-OFID Lender does not give rise to any additional indemnification or other obligations to either Security Trustee.
17. Tax Implications.  Each Party agrees to use its commercially reasonable efforts, including by agreeing to, executing and delivering any necessary documents consistent with the terms of the Restructuring and the Term Sheet, to minimize the tax ramifications of the Restructuring, including, but not limited to, any cancellation of debt income; provided that such actions do not require such Party to incur or assume any material obligation or liability or otherwise have a material adverse effect on such Party.
18. Enforceability.  Each of the Parties acknowledges and agrees that this Agreement is being executed in connection with negotiations concerning the Restructuring and in contemplation of the Chapter 11 Cases, and (a) the rights granted in this Agreement are enforceable by each signatory hereto without approval of the Bankruptcy Court and (b) the Company waives any right to assert that the exercise of such rights by Southern Cross, any Supporting Party or the Indenture Trustee violates the automatic stay provisions of the Bankruptcy Code.
19. Governing Law; Jurisdiction.
(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.
(b) By its execution and delivery of this Agreement, each Party hereto irrevocably and unconditionally agrees for itself that from the Petition Date any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the Bankruptcy Court.  By execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the Bankruptcy Court, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.
(c) In the event the Bankruptcy Court does not have or refuses to exercise jurisdiction with respect to this Agreement and any disputes arising therefrom, any legal action, suit, or proceeding against or among the Parties with respect to any matter under or arising out of or in connection with this Agreement, or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the District Court for the Southern District of New York, and by execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the District Court for the Southern District of New York, as applicable.
20. Entire Agreement.  This Agreement (including, for the avoidance of doubt, the Exhibits) constitute the entire agreement with respect to the Restructuring and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of each of the Parties, whether oral, written, or implied, as to the subject matter hereof.
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21. Amendment or Waiver.  Except as otherwise specifically provided herein, this Agreement may not be modified, amended, or supplemented unless such modification, amendment, or supplement is in writing and has been signed by the Company and the Supporting Parties; provided that (a) no such modification waiver, amendment, or supplement shall without the consent of each of the Supporting Noteholders reduce the amount of cash consideration to be distributed on account of the Notes as set forth in the Term Sheet and (b) the Majority Supporting Noteholders and the IFC-OFID Lenders may amend the definitions of "Initial IFC/OFID Cash Recovery" and "Initial Noteholder Cash Recovery" without the consent of any other Party.   No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).
22. Specific Performance; Remedies Cumulative.  This Agreement is intended as a binding commitment enforceable in accordance with its terms.  Each Party acknowledges and agrees that the exact nature and extent of damages resulting from a breach of this Agreement are uncertain at the time of entering into this Agreement and that any such breach of this Agreement would result in damages that would be difficult to determine with certainty.  It is understood and agreed that money damages would not be a sufficient remedy for any such breach of this Agreement, and that any non-breaching Party shall be entitled to seek specific performance and injunctive relief as remedies for any such breach, and each Party further agrees to waive, and to cause each of their representatives to waive, any requirement for the securing or posting of any bond in connection with requesting such remedy.  Such remedies shall not be deemed to be the exclusive remedies for the breach of this Agreement by any Party or its representatives.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy by any Party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy hereunder.
23. Construction.  This Agreement constitutes a fully negotiated agreement among commercially sophisticated parties and therefore shall not be construed or interpreted for or against any Party, and any rule or maxim of construction to such effect shall not apply to this Agreement.
24. Receipt of Information; Representation by Counsel.  Each Party acknowledges that it has received adequate information to enter into this Agreement and that it has been, or has had an opportunity to be, represented by counsel in connection with the Restructuring, this Agreement, the Term Sheet and the transactions contemplated herein and therein.  Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.
25. Binding Effect; Successor and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors, assigns, heirs, transferees, executors, administrators, and representatives, in each case solely as such parties are permitted under this Agreement.
26. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.  The signatures of all of the Parties need not appear on the same counterpart.  Delivery of an executed signature page of this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed signature page of this Agreement.
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27. Headings; Schedules and Exhibits.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.  References to sections, unless otherwise indicated, are references to sections of this Agreement.
28. Severability and Construction.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.
29. Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH OR IN RESPECT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF ANY PARTY OR ARISING OUT OF ANY EXERCISE BY ANY PARTY OF ITS RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, WITH RESPECT TO ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND WITH RESPECT TO ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.  EACH OF THE PARTIES HERETO IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER.  THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.
30. Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day; (c) three days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:
To the Parent or the Company at:

Ultrapetrol (Bahamas) Limited
c/o H&J Corporate Services Ltd.
Ocean Center
Montagu Foreshore
East Bay Street
O,O. Box SS-19084
Nassau, Bahamas
Attention: Secretary
Email:
24

With a copy (which shall not constitute notice) to:

Ultrapetrol (Bahamas) Limited
Leandro N. Alem 986
11th Floor
(C1001AAR) Buenos Aires
Argentina
Attention: Chief Financial Officer
Email:

and

Zirinsky Law Partners PLLC
The Seagram Building
375 Park Avenue, Suite 2607
New York, New York 10152
Attention: Bruce Zirinsky
Email:

and

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Lawrence Rutkowski
Email:
Facsimile: 212-480-8421

To the Supporting Noteholders:

c/o Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005
Attention:  Tyson M. Lomazow
Email:
Facsimile:  212-822-5367

With a copy (which shall not constitute notice) to:

Manufacturers and Traders Trust Company
Corporate Trust Administration
25 South Charles Street
Baltimore, Maryland 21201
Attention:  Dante M. Monakil
Email:
Facsimile: 410-244-4236

and
25

Milbank, Tweed, Hadley & McCloy LLP
2029 Century Park East, 33rd Floor
Los Angeles, California 90067
Attention:  Eric R. Reimer
Email:
Facsimile:  213-892-4777

To the IFC Lender:

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
Attention: Department of Special Operations (CSO), Director Mohamed Gouled
Facsimile: 202-974-4305 and 202-974-3850

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention: Douglas A. Doetsch
Email:
Facsimile: 312-706-9246

To the OFID Lender:

The OPEC Fund for International Development
Parkring 8
A-1010 Vienna
Austria
Attention: Head of Private Sector & Trade Finance Operations Department
Email:
Facsimile: 43-1-5139238

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention: Douglas A. Doetsch
Email:
Facsimile: 312-706-9246

To Sparrow at:

Sparrow Capital Investments Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas
Attention: Gonzalo Alende Serra
Email:
Facsimile: 242-328-1069
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With a copy (which shall not constitute notice) to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Morton E. Grosz and Kevin C. Smith
Email:  and
Facsimile:  212-541-5369

To Southern Cross at:

Southern Cross Latin America Private Equity Fund III, L.P.
Southern Cross Latin America Private Equity Fund IV, L.P.
199 Bay Street
Commerce Court West, Suite 4000
Toronto, Ontario  M5L 1A9
Attention: Gonzalo Alende Serra
Email:
Facsimile: 416-863-2653

and

Southern Cross Group, LLC
1680 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Attn: Ricardo Rodriguez
Email:
Facsimile: 914-698- 4395

and

Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
Attention: Gonzalo Alende Serra
Email:
Facsimile: +54 11 4816 2469

With a copy (which shall not constitute notice) to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Morton E. Grosz and Kevin C. Smith
Email:  and
Facsimile:  212-541-5369

or to such other address as may have been furnished by a Party to each of the other Parties by notice given in accordance with the requirements set forth above.
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31. No Third-Party Beneficiaries.  This Agreement shall be solely for the benefit of the Parties hereto (or any other party that may become a party to this Agreement) and no other person or entity shall be a third-party beneficiary hereof.
32. No Waiver of Participation and Reservation of Rights.
(a) Except as expressly provided in this Agreement and in any amendment among the Parties, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each Party to protect and preserve, its rights, remedies, and interests, including any claims against the other Parties (or their affiliates or subsidiaries) and any defenses to any claims of other Parties.  If the transactions contemplated by this Agreement or in the Term Sheet are not consummated, or if this Agreement is terminated for any reason, each Party fully reserves any and all of their rights remedies, or interests, including with respect to the Company's use or disposition of cash collateral.
(b) With respect to the IFC-OFID Lenders, no provision of this Agreement shall limit or shall be construed to be a waiver of any right or privilege of (i) the IFC Lender under its Articles of Establishment and each applicable international convention or applicable law or (ii) the OFID Lender under The Agreement Establishing the OPEC Fund for International Development, the OFID Lender's Headquarters Agreement, each applicable international convention or treaty and the Agreement for the Encouragement and Protection of Investment between the OFID Lender and Paraguay.
33. No Admissions.  This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever.  Each Party denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.  No Party shall have, by reason of this Agreement, a fiduciary relationship in respect of any other Party or any person or entity, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein.  This Agreement and the Restructuring are part of a proposed settlement of a dispute among the Company, Sparrow, Southern Cross, the Supporting Noteholders and the IFC-OFID Lenders.  Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto and related to the Restructuring shall not be admissible into evidence in any proceeding other than a proceeding involving enforcement of the terms of this Agreement.
34. Public Disclosure of Agreement.  The Company may disclose the existence of and material terms of this Agreement (other than the amount of Notes held by any Noteholder) and the Term Sheet (i) in a press release or public filing to the extent required by law (provided that the Company has provided a copy of such press release to the Supporting Creditors reasonably in advance of its publication, unless impracticable with respect to the Company's compliance with its legal obligations) or as required by the Majority Supporting Noteholders in accordance with the terms of the Noteholder Confidentiality Agreements (and the Majority Supporting Noteholders may make such disclosure in the event the Company has not complied with its obligations under the Noteholder Confidentiality Agreements), (ii) to its affiliates and the partners, directors, officers, employees, agents, trustees, managers, counsel, advisors and auditors of the Company and its affiliates (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential) or (iii) to any other person or entity solely with the written consent of the Supporting Creditors.  Except as set forth in the sentence immediately above, without the consent of any Supporting Noteholder, the Company may not publish or disclose in any announcement or disclosure such individual Supporting Noteholder's identity and ownership of the Notes.
35. Disclosure of Holdings.  Unless required by a court of competent jurisdiction, no Party shall disclose the principal amount of the debt instruments held by any Supporting Noteholder or IFC-OFID Lender to any person other than its legal counsel.
[The remainder of this page is intentionally left blank.]
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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DAMPIERRE HOLDINGS SPAIN SA
CEDARINO SAU

By: ______________________________
Name: Alvaro Lecueder
Title: Director

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Signature Pages for Supporting Noteholders

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

___________________
*          A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[Signature Page to Restructuring Support Agreement]

Signature Pages for IFC-OFID Lenders

Signature Pages for Sparrow and Southern Cross

SCHEDULE 1

Subsidiaries

1.	Oceanpar S.A.
2.	Dampierre Holdings Spain, S.L.
3.	Princely International Finance Corp.
4.	Cedarino S.A.
5.	Thurston Shipping Inc.
6.	Massena Port S.A.
7.	UABL Limited
8.	Ultrapetrol S.A.
9.	UABL S.A.
10.	Parfina S.A.
11.	Parabal S.A.
12.	UABL Paraguay S.A.
13.	Compagnia Paraguaya De Transporte Fluvial SA
14.	Arlene Investments, Inc.
15.	Brinkley Shipping Inc.
16.	Danube Maritime Inc.
17.	Dingle Barges Inc.
18.	General Ventures Inc.
19.	Palmdeal Shipping Inc.
20.	Riverview Commercial Corp.
21.	Marine Financial Investment Corp.
22.	UABL Barges (Panama) Inc.
23.	UABL Towing Services S.A.
24.	Eastham Barges Inc.
25.	Riverpar S.A.
26.	UP River Terminals (Panama) S.A.
27.	UPB (Panama) Inc.
28.	UP River (Holdings) Ltd. (Bahamas)
29.	Corporacion de Navegacion Mundial S.A.
30.	Regal International Investments S.A. (Panama)
31.	Hallendale Commercial Corp. (Panama)
32.	Longmoor Holdings Inc. (Panama)

SCHEDULE 2

Offshore Loans

1. Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006 and the Third Amendatory Agreement, dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd, as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and  Documentation Agent;

2. Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012 and the Fourth Amendatory Agreement, dated as of March 31, 2015, by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore Apoio Marítimo Ltda., Packet Maritime Inc. and Padow Shipping Inc., as guarantors, (iii)  the Banks and Financial Institutions named therein, as Lenders, and (iv) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3. Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4. First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5. Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc. and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6. Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (iv) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (v) DVB Bank America N.V., as Arranger, Agent and Security Trustee;

7. Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8. Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

SCHEDULE 3

Assets and Liabilities of Ocean Business

The following items constitute the "Ocean Business" and are to be transferred to the Ocean Business Transferee in connection with the Ocean Business Hand Over, if any, pursuant to this agreement.

-	Shares of Mondalva Shipping Inc.
-	Shares of Palmdeal Shipping Inc.
-	Shares of Naviera del Sud S.A.
-	Container Feeder Vessel Asturiano
-	Container Feeder Vessel Argentino II
-
All material contracts and charters set forth on the attached Annex I (including, but not limited to two product tanker bareboat charters (Austral and Mentor), the product tanker time charters and container leasing arrangements)

-
Temporary bareboat charters for certain Argentine flagged river barges to Naviera del Sud S.A. and temporary time charters of these river barges back to the River Business, with the number of barges being sufficient to allow the Ocean Business to comply with decree 10/10 or other similar regulations which may exist in the future and being sufficient for the Ocean Business to maintain three foreign flagged vessels employed in the Argentine cabotage trade with the same rights as Argentine flagged vessels in a similar manner as the Company has up to present operated three foreign flagged ships in such trade

-	Container Stacker
-	378 Containers
-	All crewmembers required to operate the Ocean Business (~150 permanent crew at 8/31/16)
-
17 Administrative employees (including the 12 employees presented on page 28 of the Information Memorandum sent to PJT by Miller Buckfire on September 19, 2016) who, in conjunction with the Management Services Agreement, if any, are sufficient to perform all administrative functions of the Ocean Business

-	Intellectual property rights with respect to the PSL trade name
-	All equipment, IT and software to operate the Patagonia Shipping Lines business in a manner consistent with past practice

SCHEDULE 4

Ocean Business Restructuring

1. Mondalva Shipping Inc. ("Mondalva"), a corporation already incorporated in Panama (currently owned by Lonehort S.A., an indirect subsidiary of the Parent), shall be acquired by Princely International Finance Corp. ("Princely") (the shares of Mondalva are owned free and clear of all liens and encumbrances and Mondalva has no outstanding liabilities);
2. Third Party Valuation of Naviera del Sud S.A. ("NDS");
3. Ultrapetrol S.A. ("UP") and UABL S.A. ("UABL") will transfer all of their stock in NDS to Mondalva and Palmdeal Shipping Inc. ("Palmdeal"), respectively;
4. NDS and UABL will execute an amendment to the Barges bareboat charter agreement to reduce the number of bareboat chartered barges necessary to grant chartering capacity for "AUSTRAL";
5. Corporación de Navegacion Mundial S.A. will assign or novate the bareboat charter of the "AUSTRAL" to NDS after mortgagee grants its consent;
6. UABL will assign or novate the AXION time charter of the "AUSTRAL" to NDS once charterer grants its consent;
7. UABL will transfer its owned containers and the container stacker to NDS;
8. Ravenscroft will transfer its containers to Palmdeal; and
9. All Ocean Business material contracts shall be assigned or novated by UABL to NDS (e.g. Connecting Carrier Agreements, Shipping Agency Agreements, NEWSAN, Third Parties' container leases).
 Following completion of steps 1-6 above, Mondalva and Palmdeal shall be the owners of:

I.        Jointly: NDS, (a) the owner of (i) the container vessel "ARGENTINO II", (ii) containers and container stacker; and (iii) Ocean Business material contracts and (b) the bareboat charterer of (i) the tanker "MENTOR" and (ii) the container vessel "ASTURIANO"; and

II.      Palmdeal: the owner of (a) the container vessel "ASTURIANO" and (b) containers.

SCHEDULE 5

Termination Fee Triggering Events

1.	Company Terminates the Agreement
•	If terminated pursuant to Section 14(a)(i) [fiduciary out]:
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(a)(ii) [material breach of this Agreement by any other Party]:
o	Such breach is not caused by Sparrow or Southern Cross;
o	Decision to terminate must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(a)(v) [failure to meet Milestone]
o	Decision to terminate must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

2.	Supporting Parties Terminate the Agreement
•	If terminated pursuant to Section 14(b)(ii) [filing by the Company for alternative relief]
o	Decision to file must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(iii) [Company fails to contest filing for alternative relief]:
o	Decision to not contest filing must be approved by the independent directors of the Company; and

o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(v)(1) [filing by Company of motion to approve material payment inconsistent with Definitive Documents]:
o	Decision to file motion must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(vi) [filing by Company of motion seeking debtor-in-possession financing or use of cash collateral]:
o	Decision to file motion must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(viii) [failure to meet Milestone]
o	Failure to meet Milestone is not caused by Sparrow or Southern Cross; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(ix) [breach by any other Party]
o	Such breach is not caused by Sparrow or Southern Cross; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

Exhibit A
Restructuring Term Sheet
Select Defined Terms[1]
"Debt Service Reserve Accounts" means those certain deposit accounts established pursuant to the terms of the IFC-OFID Loan Documents at Wilmington Trust Company, as successor to M&T Trust Company of Delaware, with funds held in trust for the benefit of the IFC-OFID Lenders.

"Determination Date" means the Effective Date; provided that if the Effective Date does not occur on the last calendar day of a month, the Determination Date shall mean the last day of the calendar month during which the Effective Date occurs.

"IFC/OFID Cash Recovery" means the Initial IFC/OFID Cash Recovery plus the True-Up Amount.

"IFC/OFID Claim" means, as of the Determination Date, an amount equal to the sum of the aggregate principal amount of the IFC Loans and the OFID Loans, accrued and unpaid interest thereon (but excluding default interest thereon), and the swap termination amounts related thereto less the IFC/OFID DSRA Balance, as set forth on Schedule 1 hereto.

"IFC/OFID DSRA Balance" means, as of the Determination Date, $6,475,012.77, plus interest accrued thereon as a result of such funds being deposited in interest-bearing accounts through the Effective Date.

"IFC/OFID Initial Claim Percentage" means the IFC/OFID Claim divided by the sum of (a) the IFC/OFID Claim plus (ii) the Noteholder Claim.
"Initial Cash Recovery" means $73 million.

"Initial IFC/OFID Cash Recovery" means the IFC/OFID Initial Claim Percentage multiplied by the Initial Cash Recovery, as set forth on Schedule 1 hereto.

"Initial Noteholder Cash Recovery" means the Noteholder Initial Claim Percentage multiplied by the Initial Cash Recovery, as set forth on Schedule 1 hereto.

1 Any terms used, but not defined herein, shall have the meanings ascribed to such terms in the Restructuring Support Agreement dated as of November 18, 2016, by and among the Company, the Supporting Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross.

"Noteholder Cash Recovery" means the Initial Noteholder Cash Recovery less the True-Up Amount.

"Noteholder Claim" means, as of the Determination Date, an amount equal to the sum of the aggregate principal amount of the Notes, accrued and unpaid interest thereon (but excluding default interest thereon), less 100% of the net proceeds from an Acceptable Ocean Sale (as defined below) to the extent such Acceptable Ocean Sale has been consummated on or prior to the Effective Date, as set forth on Schedule 1 hereto.

"Noteholder Initial Claim Percentage" shall mean the Noteholder Claim divided by the sum of (a) the IFC/OFID Claim plus (b) the Noteholder Claim.

"Ocean Business Consideration" means, as applicable, (a) (i) 100% of the proceeds (net of taxes not offset by the Company's tax assets and reasonable expenses directly related to the marketing and sale of the Ocean Business) from an Acceptable Ocean Sale and (ii) to the extent that such Acceptable Ocean Sale is consummated on a cash-free or reduced-cash basis (the amount of cash transferred to the buyer in an Acceptable Ocean Sale, the "Transferred Cash"), the amount by which (x) $2.5 million exceeds the amount of the Transferred Cash if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale exceeds the amount of the Transferred Cash if the Acceptable Ocean Sale occurs before or after January 31, 2017, (b) in the case of the Ocean Business Hand Over, (i) the Ocean Business Equity and (ii) available cash and Net Working Capital of the Ocean Business as of the Effective Date or (c) to the extent neither clause (a) nor clause (b) applies, the Ocean Business Capitalization Amount; provided that to the extent (a) the Ocean Business Hand Over occurs on the Effective Date, each of the IFC Lender and the OFID Lender shall be paid its pro rata share of the True-Up Amount promptly upon the subsequent sale by the Ocean Business Transferee of all or substantially all of the assets or equity of the Ocean Business or (b) the Ocean Business Hand Over does not occur and the Company instead pays the Ocean Business Capitalization Amount to the Noteholders, each of the IFC Lender and the OFID Lender shall be paid its pro rata share of the True-Up Amount promptly upon the Noteholders' receipt of such payment.

"True-Up Amount" shall mean the difference between:

(a) the Initial IFC/OFID Cash Recovery, as of the Determination Date on a pro forma basis, determined in accordance with the following calculations:

(i) deducting 100% of the Net Proceeds (including the Ocean Business Capitalization Amount) of an Acceptable Ocean Sale from the Noteholder Claim as of such date,

(ii) calculating the IFC/OFID Initial Claim Percentage and the Noteholder Initial Claim Percentage based on the amount of the Noteholder Claim set forth in clause (i),

(iii) multiplying the IFC/OFID Initial Claim Percentage set forth in clause (ii) by the Initial Cash Recovery; and

(b) the Initial IFC/OFID Cash Recovery, determined as of the Determination Date.

For purposes of reference only, an example of the True-Up Amount is set forth on Schedule 1 hereto.

Treatment of Notes
Each Noteholder shall receive its pro rata share of:

• the Noteholder Cash Recovery; and

• the Ocean Business Consideration; provided that in the case of an Ocean Business Hand Over, if any, the Ocean Business Consideration shall mean, for purposes of this section only, the equity interests of the Ocean Business Transferee.

Treatment of IFC/OFID Loans
Each of the IFC Lender and the OFID Lender shall receive its pro rata share of:

• the IFC/OFID Cash Recovery; and

• the cash held in the Debt Service Reserve Accounts.

The IFC/OFID Cash Recovery will be structured through payments of accrued interest on the IFC/OFID Loans and acquisitions of the IFC/OFID Loans as set forth on Schedule 2 hereto; provided that such structure shall not change the amount of the Noteholder Cash Recovery that would have been obtained had this structure not been used (the "IFC/OFID Loan Treatment").

Treatment of Equity Interests	Equity interests in the Company shall be treated as set forth in the Plan.
Ocean Business Sale
The Company, together with Miller Buckfire, shall continue to market the Ocean Business for sale and consummate such sale no later than the Effective Date (the "Ocean Business Sale Deadline") (free and clear of any and all claims, interests, liens and encumbrances of the Offshore Lenders) on terms and conditions (which shall include the transfer of (i) (x) $2.5 million of cash if such sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale if such sale occurs before or after January 31, 2017 and (ii) Net Working Capital of the Ocean Business in an amount of (x) a minimum of $500,000 if such sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale if such sale occurs before or after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection with such sale (including for any fees and reasonable expenses directly related to such sale)) acceptable to (i) the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) and (ii) Sparrow and Southern Cross (such consent not to be unreasonably withheld, delayed or conditioned), if the consummation of such sale results in any material tax liability for, materially increases the obligations or liabilities of, or materially decreases the assets of, the River Business, Sparrow or Southern Cross (provided that (x) the Ocean Business Restructuring shall not be deemed to constitute a material increase in the obligations or liabilities of the River Business, Sparrow or Southern Cross and (y) the tax assets of the River Business that are being used to offset taxes arising in connection with such sale[2] shall not be deemed to constitute a material decrease in the assets of the River Business) (the "Acceptable Ocean Sale"); provided that, in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline and the Supermajority Supporting Noteholders, no later than the earlier of (i) ten calendar days prior to such Ocean Business Sale Deadline and (ii) February 28, 2017, have elected to receive the Ocean Business Equity on the Ocean Business Sale Deadline, the Company shall transfer to the Ocean Business Transferee each of (x) the Ocean Business Equity (free and clear of any and all claims, interests, liens and encumbrances of the Offshore Lenders) and (y) available cash and Net Working Capital of the Ocean Business as of the Effective Date (the "Ocean Business Hand Over").

2 The level of tax assets required to be used to offset taxes in such a sale will be capped at the level of tax assets that would have been used in connection with offsetting taxes in connection with an Ocean Business Hand Over.

The structure and method of the Acceptable Ocean Sale or the Ocean Business Hand Over, as the case may be, shall be subject to modification mutually agreeable to the Company, Sparrow, Southern Cross and the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) to mitigate any tax and/or local law issues associated with such Acceptable Ocean Sale or Ocean Business Hand Over.

In connection with pursuing an Acceptable Ocean Sale, the Company shall:

• make itself and Infupa available for weekly calls (or more frequent calls, if reasonably requested) with the Ad Hoc Committee's members and advisors;

• promptly provide to the Ad Hoc Committee's advisors (with a copy to the advisor for the IFC-OFID Lenders):

o full, true and correct copies of any bids received by the Company or its advisors related to the Ocean Business;

o the investor log of contact activity to date related to the Ocean Business (and promptly provide updated versions of such log upon the reasonable request of the Ad Hoc Committee's advisors);

o a list of potential acquirers not yet contacted;

o all presentations and marketing materials used in the sale process;

o all diligence requests received from potential acquirors; and

o all responses to any diligence requests from potential acquirors.

• contact other potential acquirers at the reasonable request of the Ad Hoc Committee's advisors (it being acknowledged that the Ad Hoc Committee's advisors are permitted to seek out, engage with and discuss the Acceptable Ocean Sale with prospective purchasers).

In connection with any Ocean Business Hand Over, if any, the Company and the Supermajority Supporting Noteholders shall:

• negotiate in good faith regarding, and enter into, the Management Services Agreement.

In connection with the Ocean Business Restructuring, the Company shall:

• effect the separation of the Ocean Business from the Company in the manner described in Schedule 4 to the Restructuring Support Agreement (or in such other manner or with such changes thereto that are reasonably acceptable to the Supermajority Supporting Noteholders, Sparrow and Southern Cross so as to facilitate an Acceptable Ocean Sale or Ocean Business Hand Over), which Ocean Business Restructuring (i) shall not result in any material tax liability for, materially increase the obligations or liabilities of or materially decrease the assets of, the River Business (provided that the tax assets of the River Business that are being used to offset taxes arising in connection with such Ocean Business Restructuring shall not be deemed to constitute a material decrease in the assets of the River Business), (ii) shall not result in any material tax liability as a result of any change of control in connection with any Acceptable Ocean Sale or Ocean Business Hand Over and (iii) shall be effective to transfer in connection with an Acceptable Ocean Sale or, if applicable, the Ocean Business Hand Over, the Ocean Business including (a) (x) $2.5 million of cash if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale or transfer, as applicable, if the Acceptable Ocean Sale occurs before or, also with respect to the Ocean Business Hand Over, after January 31, 2017 and (b) Net Working Capital of the Ocean Business in an amount of (x) a minimum of $500,000 if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale or transfer, as applicable, if the Acceptable Ocean Sale occurs before or, also with respect to the Ocean Business Hand Over, after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection therewith (including for any fees and reasonable expenses incurred in connection with such sale)).  The Company agrees that the Ocean Business Capitalization Requirements shall be satisfied as of January 31, 2017 (it being understood that the Ocean Business Capitalization Requirements are not required to be satisfied before or after such date).  If requested by the Supermajority Supporting Noteholders, the Company shall take all actions necessary to implement the Ocean Business Hand Over, as agreed upon with the Supermajority Supporting Noteholders and, if applicable, Sparrow and Southern Cross.

Offshore Loan Restructuring
The Company shall (i) not enter into any restructuring of the Offshore Obligations that is reasonably likely to have a material adverse impact on the Restructuring or the Ocean Business and (ii) either (a) obtain a release of the Parent guarantee and the Cornamusa guarantee, in each case, provided to the Offshore Lenders (collectively, the "Offshore Lender Release") or (b) provide in the Plan and the Confirmation Order for a discharge and/or release of all claims of the Offshore Lenders against Cornamusa (the "Cornamusa Discharge").

Definitive Documents	The Definitive Documents and the Confirmation Order shall provide for customary release and exculpation provisions for the Parties, management, directors and advisors.
Implementation
The Restructuring shall be implemented through a pre-packaged chapter 11 case to be filed in the Bankruptcy Court for the Southern District of New York.

• Sparrow shall pay the full amount in cash of the Initial Cash Recovery to the Company in accordance with the Investment Agreement.

• The Company shall distribute the full amount in cash of the Noteholder Cash Recovery to the Noteholders and the full amount in cash of the IFC/OFID Cash Recovery to the IFC-OFID Lenders in accordance with the IFC/OFID Loan Treatment, in each case in accordance with the Plan and in consideration for 100% ownership of the River Business Holding Companies free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the IFC Lender, the OFID Lender, the Indenture Trustee and the Security Trustees and of such other claims, interests, liens and encumbrances as provided for in the Definitive Documents.

• The Company shall satisfy the Ocean Business Consideration as set forth herein.

• Either the Offshore Lender Release or the Cornamusa Discharge shall have been effected.

Payment of Fees and Costs	As provided in the Restructuring Support Agreement.

Schedule 1 to Exhibit A

Adjustments to Cash Recoveries

	Notes Claim		IFC / OFID Claim	
	$	% of Proceeds	$	% of Proceeds
6/30/2016	246,319,319.05	80.326%	60,330,450.89	19.674%
7/31/2016	248,134,343.87	80.378%	60,575,737.63	19.622%
8/31/2016	249,949,368.69	80.429%	60,821,024.37	19.571%
9/30/2016	251,764,393.51	80.481%	61,058,398.63	19.519%
10/31/2016	253,579,418.33	80.531%	61,303,685.37	19.469%
11/30/2016	255,394,443.15	80.580%	61,548,972.11	19.420%
12/31/2016	257,249,738.83	80.633%	61,789,109.45	19.367%
1/31/2017	259,145,305.38	80.684%	62,039,749.64	19.316%
2/28/2017	261,040,871.93	80.741%	62,266,134.34	19.259%
3/31/2017	262,936,438.47	80.791%	62,516,774.54	19.209%
4/30/2017	264,832,005.02	80.842%	62,759,329.57	19.158%
5/31/2017	266,727,571.57	80.891%	63,009,969.77	19.109%
6/30/2017	268,665,195.99	80.943%	63,255,157.35	19.057%
7/31/2017	270,644,878.31	80.994%	63,511,238.15	19.006%
8/31/2017	272,624,560.62	81.044%	63,767,318.95	18.956%
9/30/2017	274,604,242.93	81.095%	64,015,139.09	18.905%
10/31/2017	276,583,925.24	81.144%	64,271,219.89	18.856%
11/30/2017	278,563,607.55	81.194%	64,519,040.02	18.806%
12/31/2017	280,587,214.07	81.244%	64,778,005.70	18.756%

Illustrative IFC / OFID True-Up Payment Calculation

Illustrative Effective Date	12/31/2016
Illustrative Ocean Proceeds	10,000,000.00
Total Notes Claim	257,249,738.83
Less: Illustrative Ocean Proceeds	(10,000,000.00)
Adjusted Notes Claim	**247,249,738.83**
Plus: IFC / OFID Claim	61,789,109.45
Total Adjusted Claims	**309,038,848.28**
Adjusted Notes % of Total Adjusted	*80.006%*
Total Cash Distribution to Creditors	73,000,000.00
Notes Initial % of Total	80.633%
Initial Notes Distribution from $73mm	**58,861,894.21**
Total Cash Distribution to Creditors	73,000,000.00
Adjusted Notes % of Total Adjusted	80.006%
Adjusted Notes Distribution from $73mm	**58,404,407.84**
Initial Notes Distribution from $73mm	58,861,894.21
Less: Adjusted Notes Distribution from $73mm	(58,404,407.84)
True-up Payment to IFC / OFID from Ocean Proceeds	**457,486.36**

#4824-5203-7174v44

Schedule 2 to Exhibit A

IFC/OFID Debt Purchase Steps

The following is a summary of the steps related to the purchase from the IFC-OFID Lenders of the IFC-OFID Loans with respect to the debt owed by UABL Paraguay S.A. and Riverpar S.A. (collectively, the "Thurston Subsidiaries") to the IFC-OFID Lenders and the IFC-OFID Loans with respect to the debt owed by UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (collectively, the "UABL Subsidiaries") to the IFC-OFID Lenders.

A. Contribution of $73 million to River Business Top Holding Companies

1. A new Sparrow affiliate ("NewCo") contributes $73 million to the Company in accordance with the Investment Agreement.

• An amount equal to $14,100,680.001 is to be utilized to fund the purchase of the IFC-OFID Loans from the IFC-OFID Lenders and the payment of the accrued interest on the loans, as described below.

o The amounts contributed to UP River (Holdings) Ltd. and UPB (Panama) Inc. shall be at least equal to $[AMOUNT EQUAL TO THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST].

o The amounts contributed to UPB (Panama) Inc. and UP River Holdings Ltd. shall be at least equal to $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST].

• Subject to payment of the True-Up Amount to the IFC-OFID Lenders in accordance with the Term Sheet, the remaining portion of the $73 million will be used to pay the Noteholders.

B. Contribution of loans purchase prices and accrued interest amounts to direct holding companies of the borrower companies

2. UP River (Holdings) Ltd. and UPB (Panama) Inc., the River Business Holding Companies of the Thurston Subsidiaries, contribute $[AMOUNT EQUAL TO THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST] down the chain to Thurston Shipping Inc., the 2.5% direct shareholder of the Thurston Subsidiaries.

[1]
Based on a Determination Date of January 31, 2017; subject to change based on the actual Determination Date.  Allocation of this amount to pay accrued interest and to repay loans to be made in accordance with the IFC-OFID Loan Purchase Agreement.

3. UPB (Panama) Inc. and UP River (Holdings) Ltd., the indirect holding companies of the UABL Subsidiaries, contribute $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' LOAN PURCHASE PRICE INCLUDING THE ACCRUED INTEREST] to UABL Limited, the direct shareholder of the UABL Subsidiaries.

C. Payment of accrued interest to the IFC-OFID Lenders by the borrower companies

4. Thurston Shipping Inc. contributes $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' ACCRUED INTEREST] to the Thurston Subsidiaries who in turn pay their accrued interest to the IFC-OFID Lenders.
5. UABL Limited contributes $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' ACCRUED INTEREST] to the UABL Subsidiaries who in turn pay their accrued interest to the IFC-OFID Lenders.

D. Acquisition of loans from the IFC-OFID Lenders the direct holding companies of the borrower companies

6. Thurston Shipping Inc., the 2.5% direct shareholder of the Thurston Subsidiaries, purchases the Thurston Subsidiaries' loans from the IFC-OFID Lenders for $[THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE LESS THE ACCRUED INTEREST].

7. UABL Limited, the direct shareholder of the UABL Subsidiaries, purchases the UABL Subsidiaries' loans from the IFC-OFID Lenders for $[THE UABL SUBSIDIARIES' LOAN PURCHASE PRICE LESS THE ACCRUED INTEREST].

E. Capitalization of the loans by the direct holding companies to the capital of the borrower companies

8. Immediately after the acquisition of the loans:

a) Thurston Shipping Inc. capitalizes the loans it acquired from the IFC-OFID Lenders (which now only comprise of principal and no outstanding interest) into additional shareholder capital in UABL Paraguay S.A. and Riverpar S.A. in the amount of the face value of the loans.

• A public deed is registered with the Paraguayan authorities to reflect the change in the capital of the Paraguayan subsidiaries.

b) UABL Limited capitalizes the loan it acquired from the IFC-OFID Lenders (which now only comprise of principal and no outstanding interest) into additional shareholder capital in UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. in the amount of the face value of the loans.

Exhibit B

FORM OF JOINDER TO RESTRUCTURING SUPPORT AGREEMENT
This Joinder to the Restructuring Support Agreement ("Joinder Agreement"), dated as of  November 18, 2016 by and among Ultrapetrol (Bahamas) Limited and each of its direct and indirect subsidiaries party thereto (collectively, the "Company"), the Supporting Noteholders, the IFC Lender, the OFID Lender and Sparrow (as amended, restated, supplemented or otherwise modified from time to time, the "Support Agreement"), is executed and delivered by [____] (the "Additional Supporting Noteholder") as of [_______ ___, ____], and acknowledged by the Parties to the Support Agreement.  Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Support Agreement.
1. Agreement to be Bound.  The Additional Supporting Noteholder hereby agrees to be bound by all of the terms of the Support Agreement.  The Additional Party shall hereafter be deemed to be a "Supporting Noteholder" and a "Party" for all purposes under the Support Agreement as set forth in the Support Agreement.

2. Representations and Warranties.  With respect to the aggregate principal amount of Notes held by the Additional Supporting Noteholder upon consummation of the sale, assignment, transfer, hypothecation, or other disposition of such Notes, the Additional Supporting Noteholder hereby (a) represents and warrants to each other Party to the Support Agreement that it is the legal or beneficial owner of, or holder of investment authority over (with authority to bind such holder), such Notes in the amounts set forth on its signature page hereto and (b) makes the representations and warranties set forth in Section 17 of the Support Agreement to each other Party.

3. Governing Law.  This Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Additional Supporting Noteholder has caused this Joinder Agreement to be executed as of the date first written above.
On behalf of certain funds and accounts managed by it

By:
Name:
Title:

Outstanding Principal Amount of Notes: $________________________

Address:

Exhibit B

Ultrapetrol's Form 20-F for the fiscal year ended December 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to __________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

Commission file number 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)
COMMONWEALTH OF THE BAHAMAS
(Jurisdiction of incorporation or organization)

Ultrapetrol (Bahamas) Limited
H & J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive offices)

Cecilia Yad. Tel.: 1 (242) 364-4755. E-mail: cyad@ultrapetrol.net. Address: Ocean Centre,
Montagu Foreshore, East Bay St.,
P.O. Box SS-19084, Nassau, Bahamas.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:       None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     8⅞% First Preferred Ship Mortgage Notes due 2021 ("2021 Notes")
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value	140,729,487 Common Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_]	No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X]	No [_]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer [_]          Accelerated filer [_]              Non-accelerated filer [X]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

[X] U.S. GAAP	[_] International Financial Reporting Standards as issued by the International Accounting Standards Board
[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [_]   Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_]    No [X]
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [_]    No [_]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:
•	future operating or financial results;
•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	our ability to obtain additional financing, amend existing facilities, refinance or restructure existing facilities or receive waivers or extensions by creditors as necessary;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our expectations about the availability of vessels to purchase, the time that it may take to construct and obtain delivery of new vessels, or vessels' useful lives;
•	our dependence upon the abilities and efforts of our management team;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;
•	the highly competitive nature of the shipping transportation industry;
•	the loss of one or more key customers or market or non-market conditions affecting one or more of our key customers;
•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;
•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;
•	potential liability from future litigation; and
•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

In this annual report, unless the context otherwise indicates, the terms "we", "us" and "our" (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

ITEM 3 – KEY INFORMATION

A.	SELECTED FINANCIAL DATA
The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited, or the Company, is for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and has been derived from the Company's Financial Statements.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Statement of Operations Data (1):
Revenues (2)	$347,477	$363,675	$411,217	$313,169	$304,482
Operating and manufacturing expenses (3)	(242,100)	(267,602)	(297,478)	(254,427)	(224,607)
Depreciation and amortization	(51,132)	(53,417)	(42,535)	(43,852)	(39,144)
Loss on write- down of vessels, goodwill and intangible assets	(8,030)	(10,511)	--	(16,000)	--
Administrative and commercial expenses	(48,292)	(47,081)	(41,730)	(32,385)	(29,604)
Other operating income, net	1,859	1,597	5,692	8,376	8,257
Operating (loss) profit	(218)	(13,339)	35,166	(25,119)	19,384

Financial expense	(36,079)	(35,097)	(33,551)	(35,793)	(35,426)
Foreign currency exchange (losses) gains, net	(4,820)	2,089	18,849	(2,051)	(2,552)
Financial loss on extinguishment of debt	--	--	(5,518)	(940)	--
Financial income	68	105	170	6	332
Loss on derivatives, net	--	(1)	(142)	--	(16)
Investments in affiliates	(817)	(1,056)	(520)	(1,175)	(1,073)
Other, net	172	88	64	(661)	(621)

(Loss) income before income taxes	(41,694)	(47,211)	14,518	(65,733)	(19,972)
Income taxes (expense) benefit	(6,310)	(5,065)	(6,597)	2,969	1,737

Net (loss) income	$(48,004)	$(52,276)	$7,921	$(62,764)	$(18,235)

Net (Loss) Income attributable to noncontrolling interest	--	--	553	893	570
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	7,368	(63,657)	(18,805)

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Amounts attributable to Ultrapetrol (Bahamas) Limited:
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	7,368	(63,657)	(18,805)
Basic and diluted (loss) income per share of Ultrapetrol (Bahamas) Limited:	$(0.34)	$(0.37)	$0.05	$(1.80)	$(0.64)

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112	35,382,913	29,547,365
Diluted weighted average number of shares (4)	140,713,509	140,292,249	140,326,764	35,382,913	29,547,365

Balance Sheet Data (end of period) (1):
Cash and cash equivalents	$45,193	$34,982	$72,625	$222,215	$34,096
Restricted cash - current	10,779	11,246	12,132	5,968	6,819
Working capital (5)	(383,797)	17,236	104,316	108,245	32,245
Vessels and equipment, net	669,087	717,405	715,431	647,519	671,445
Total assets	849,316	897,061	980,011	1,010,318	830,287
Total debt (6)	475,002	467,547	500,049	522,410	517,762
Common Stock	1,446	1,446	1,443	1,443	339
Number of shares outstanding	140,729,487	140,729,487	140,419,487	140,419,487	30,011,628
Ultrapetrol (Bahamas) Limited stockholders' equity	309,614	355,722	405,561	399,751	244,297
Noncontrolling interest	--	--	--	6,748	5,874
Total equity	309,614	355,722	405,561	406,499	250,171

Statement of Cash Flow Data (1):
Total cash flows provided by used in operating activities	37,000	35,254	19,847	(3,935)	14,757
Total cash flows used in investing activities	(24,324)	(41,645)	(120,726)	(32,513)	(97,863)
Total cash flows (used in) provided by financing activities	(2,465)	(31,252)	(48,711)	224,567	11,632
EBITDA as defined in the 2021 Notes (7)	53,147	51,413	97,067	32,045	54,028
Adjusted Consolidated EBITDA (7)	$53,147	$57,072	$97,067	$32,045	$54,028

(1)
The consolidated financial statements at December 31, 2015, included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

(2)
Includes total revenues from transportation and services of $330.6 million and $16.9 million from manufacturing in 2015; revenues from transportation and services of $347.7 million and $16.0 million from manufacturing in 2014; revenue from transportation and services $345.6 million and $65.6 million from manufacturing in 2013; revenues from transportation and services of $282.9 million and $30.3 million from manufacturing in 2012 and revenues from transportation and services of $285.4 million and $19.1 million from manufacturing in 2011.

(3)
Operating and manufacturing expenses are voyage expenses, running costs and manufacturing costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(4)	Not applicable when a net loss is reported

(5)	Current assets less current liabilities.

(6)	Includes accrued interest and unamortized premium on the 2021 Notes.

(7)	The following table reconciles our "EBITDA as defined in the 2021 Notes" and "Adjusted Consolidated EBITDA" to our cash flows from operating activities:

	Year Ended December 31,

	2015	2014	2013	2012	2011
	(Dollars in thousands)
Net cash provided by (used in) operating activities from continuing operations	$37,000	$35,254	$19,847	$(3,935)	$14,772
Net cash (used in) provided by operating activities from discontinued operations	--	--	--	--	(15)
Total cash flows from operating activities	37,000	35,254	19,847	(3,935)	14,757
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(23,875)	(35,053)	34,098	(842)	7,945
Expenditure for drydocking	7,580	10,107	10,150	5,978	3,478
Income taxes expense (benefit)	6,310	5,065	6,597	(2,969)	(1,737)
Financial expenses	36,079	35,097	33,551	35,793	35,426
Losses on derivatives, net	--	--	(216)	--	(16)
Gain on disposal of assets	--	--	--	3,564	--
Contribution from sale and lease back	(400)	(401)	1,498	2,086	--
Allowance for doubtful accounts	(228)	(720)	(2,467)	(1,266)	(598)
Net loss (income) attributable to non-controlling interest	--	--	(553)	(893)	(570)
Other adjustments	(4,848)	1,253	(3,806)	(3,922)	(4,475)
Change in valuation allowance of deferred income tax assets	(4,471)	811	(1,632)	(1,549)	(197)

Adjustments from discontinued operations	--	--	--	--	15

EBITDA as defined in the 2021 Notes	53,147	51,413	97,067	32,045	54,028
SPA closing termination payments	--	5,659	--	--	--

Adjusted Consolidated EBITDA	$53,147	$57,072	$97,067	$32,045	$54,028

The use of the terms "EBITDA as defined in the 2021 Notes" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the U.S. Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the 2021 Notes" and "Adjusted Consolidated EBITDA" rather than EBITDA.
EBITDA as defined in the 2021 Notes consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the 2021 Notes excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing our 8⅞% First Preferred Ship Mortgage 2021 Notes, or the Indenture, from the time of designation as such. Adjusted Consolidated EBITDA represents EBITDA as defined in the 2021 Notes before SPA closing termination payments. We have provided EBITDA as defined in the 2021 Notes in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. We do not intend for EBITDA as defined in the 2021 Notes or Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities as further described under "Description of Credit Facilities and other Indebtedness" elsewhere in this annual report on Form 20-F. EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA are available for management's discretionary use. EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect the amortization of drydocking, or the cash requirements necessary to fund the scheduled dry docks of our vessels;
•	Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future and EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect any cash requirements for such replacements; and
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.
B.	CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
C.	FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.
D.	FACTORS
Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.
Risks Relating to Our Industry
The Company's results of operations, financial condition and cash flows may be adversely affected by numerous risks. Carefully consider the risks described below, which represent some of the more critical risk factors that affect the Company, as well as the other information that has been provided in this Annual Report on Form 20-F. The risks described below include all known material risks faced by the Company. Additional risks not presently known may also impair the Company's business operations.
If the global shipping industry, which historically has been cyclical and volatile, should remain depressed on a continuous basis or declines further in the future, our earnings and available cash flow may be adversely affected.
The international shipping industry, which includes the offshore supply vessel sector, is both cyclical and volatile in terms of charter rates and profitability. These factors may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and any renewal or replacement charters that we enter into may not generate revenue sufficient to allow us to operate our vessels profitably.
Fluctuations in charter rates and vessel values result from changes in the supply and demand for cargo capacity and changes in the supply and demand for petroleum and petroleum products as well as that of other cargo transported by vessels. The factors affecting the supply and demand for vessels are outside of our control and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:
•	supply and demand for petroleum and petroleum products, technological products, iron ore, coal and grains as well as other cargo transported by vessels;
•	refining capacity of petroleum and petroleum products, and crushing or manufacturing capacity with respect to other cargo transported by other vessels such as soybeans;
•	global and regional economic and political conditions;
•	actions taken by OPEC and major oil producers and refiners;
•	the distance cargo is transported by vessels;
•	prevailing oil and natural gas prices and expectations about future prices and price volatility;
•	changes in transportation patterns;
•	environmental and other legal and regulatory developments;
•	currency exchange rates;
•	weather and climate conditions;
•	competition from alternative sources of energy; and
•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of shipping capacity include:
•	current and expected new buildings of vessels;
•	shipbuilding capacity and the prices charged for new shipbuilding contracts;
•	the number and carrying capacity of newbuilding deliveries;
•	the scrapping rate of existing vessels;
•	the conversion of vessels to other uses;
•	the price of steel;
•	the prevalence or frequency of slow steaming;
•	the number of vessels that are out of service; and
•	environmental concerns and regulations.
Historically, the shipping markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for vessel capacity. A global economic crisis may further reduce the demand for transportation of cargo over longer distances and the supply of vessels to carry cargo, which may materially affect our revenues, profitability and cash flows. If charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.
Some of our vessels operate in services which cover areas that have a special tax status; the modification of that status could have an impact on the volume of cargo we carry and consequently could adversely affect our financial results.
Our River Business can be affected by factors beyond our control, particularly adverse weather conditions that can affect production of the goods we transport and navigability of the river system on which we operate.
We derive most of our River Business revenues from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. For example in 2005, 2006, 2009 and 2012, droughts resulted in a decline of agricultural products in the Hidrovia region, which resulted in a decreased demand for our shipping services. In addition, adverse weather conditions in 2012 affected the navigability of the river system in which we operate. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels or shifts in banks' locations, could reduce or limit our ability to effectively transport cargo on the rivers, as is normally the case in the High Paraguay River during the fourth quarter and part of the first quarter.

The rates we charge and the quantity of cargo we are able to transport in our River Business can also be affected by:
•	demand for the goods we ship in our barges;
•	adverse river conditions, such as flooding and droughts, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;
•	navigational incidents involving our or a third party's equipment resulting in disruptions of our programs;
•	any incidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;
•	changes in the quantity or capacity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;
•	disruption or ceasing of production of iron ore at the mines or lack of transportation to ports of loading;
•	the availability of transfer stations and cargo terminals for loading of cargo on and off barges;
•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining trade financing on reasonable terms or at all;
•	the availability and price of alternative means of transporting goods in and out of the Hidrovia Region; and
•	the age of our vessels which will have increasing off hire periods which reduce their efficiency and which will eventually be retired.
A prolonged drought or other series of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our River Business in general may, in the short term, result in a reduction in the market value of the barges and pushboats that we operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate our barges and pushboats profitably in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels and accordingly we may be forced to sell them at a substantial loss.
The Company's insurance coverage may be inadequate to protect it from the liabilities that could arise in its businesses.
Although the Company maintains insurance coverage against the risks related to its businesses, risks may arise for which the Company may not be insured. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There also can be no assurance that existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, the Company could be exposed to substantial liability.
Changes in rules and regulations with respect to cabotage or their interpretation or a change in the authorizations given by governments in the markets in which we operate may have an adverse effect on our results of operations.
In most of the markets in which we currently operate we engage in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Brazilian cabotage for Brazilian-flagged vessels, such as some of our Platform Supply Vessels, or PSVs. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets). The recent drop in crude oil prices led to a reduced activity in offshore markets and, subsequently, to a decrease in the demand for PSVs. As a result, many oil companies cancelled their contracts with PSV operators, which increased dramatically the number of PSVs laid-up, many of which are foreign flagged since local authorities no longer granted permission for these vessels to operate in Brazil given the increase the number of available Brazilian flag vessels. Under the current conditions, foreign flag vessels can only operate in Brazil with Brazilian Special Registres ("REB Rights"), which grant foreign flag vessels with similar privileges than Brazilian flag vessels.
Some of the contracts under which our foreign flag vessels are employed in Brazil, Argentina or Paraguay require periodical extensions by the respective flag authorities of their authorizations to operate under the respective cabotage laws. Those extensions may be delayed or rejected as some of them were in 2015, when a decree authorizing foreign flagged vessels to operate under lease in Paraguay expired, which may have an adverse effect to our results.

Demand for our PSVs depends on the level of activity in offshore oil and gas exploration, development and production.
The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The following is a graph of the spot market levels of time charters for PSVs of 900+ m 2 of deck in the North Sea for the past four years:
The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. An increase in the order book for new tonnage beyond the growth of demand for new tonnage could result in a decline of the charter rates paid for PSVs in the market. Such decreases in demand or increases in supply could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels' charters expire, or when new vessels are delivered, we may be forced to re-charter or charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.
Some of the factors that influence the supply and demand for our PSVs include:
•	worldwide demand for oil and natural gas;
•	prevailing oil and natural gas prices and expectations about future prices and price volatility;
•	in the Brazilian market, the condition of Petrobras;
•	the cost of offshore exploration, production and transportation of oil and natural gas;
•	consolidation of oil and gas service companies operating offshore;
•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;
•	local and international political and economic conditions and policies;
•	technological advances affecting energy production and consumption;
•	weather conditions;
•	environmental and other governmental regulations;
•	volatility in oil and gas exploration, development and production activity;
•	the number of newbuilding deliveries; and
•	deployment of additional PSVs to areas in which we operate.

Changes in the petroleum products markets could result in decreased demand for our product tankers and related services.
Demand for our and our chartered-in product tankers as well as for services in transporting petroleum products will depend upon world and regional petroleum product markets. Any decrease in shipments of petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of petroleum products, including competition from alternative energy sources. In the long-term it is possible that demand for petroleum products may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of petroleum products as a result of environmental concerns, or by high oil prices. Higher prices and/or a recession affecting the U.S. and or world economies may result in protracted reduced consumption of petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Our vessels and our reputation are at risk of being damaged due to operational hazards that may lead to unexpected consequences, which may adversely affect our earnings.
Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit or delay our ability to successfully compete for charters, which could adversely affect our business. Further, if one of our vessels were involved in an incident with the potential risk of environmental pollution, the resulting media coverage could adversely affect our business.
If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, available repair facilities are sometimes limited as we have geographical limitations due to the trading patterns of our fleet. The same situation applies to scheduled drydocks. We may be unable to find space at a suitable repair or drydock facility or we may be forced to travel to a repair or drydock facility that is not conveniently located near our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant docking facilities would decrease our earnings. Further, if due to delays in repairing our vessels, some of our clients decide to cancel their contracts of employment with our vessels, we may lose such vessels' employment and may not be able to re-charter them profitably, or at all.
If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.
Although no vessels managed by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Iran, Sudan and Syria, in the future, on instructions from their charterers vessels managed by us may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities and such sanctions and embargo laws and regulations may be amended over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
In 2012, President Barack Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contact with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Iran Threat Reduction Act"), which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, initially for the six-month period beginning January 20, 2014 and ending July 20, 2014. The JPOA has since been extended on multiple occasions.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we may do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and their surrounding countries.
A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse effect on our business, results of operations and financial condition.
Since 2007, a number of major financial institutions have experienced serious financial difficulties and in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels and their related earnings and the general health of bank's individual loan portfolios. If we are unable to obtain additional credit or draw down upon existing borrowing capacity, it may negatively impact our ability to fund current and future obligations. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows that could cause the market price of our common shares to decline.
If emergency governmental measures are implemented in response to any economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.
Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity. The governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 in the United States and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may affect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.
If economic conditions throughout the world do not improve, it may impede our operations.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling, slower economic growth of China, turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and, therefore, our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may affect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict economic and governmental factors, nor declines in charter rates and vessel values, which may have a material adverse effect on our results of operations and may cause the price of our common stock to decline.
The state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinancing on acceptable terms and otherwise negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Operating businesses in the global economy have faced tightened credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased spreads, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
If the current global economic environment persists or worsens, we may be negatively affected in the following ways:
•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and
•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.
The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends if we determine to pay dividends in the future.
Because the fair market value of vessels fluctuates significantly, we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off.
Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future and we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:
•	general economic, political and market conditions affecting the shipping industry;
•	number of vessels of similar type and size currently on the market for sale;
•	the viability of other modes of transportation that compete with our vessels;
•	cost and number of newbuildings scheduled for delivery and level of vessels scrapped;
•	governmental or other regulations;
•	prevailing level of charter rates; and
•	technological advances that can render our vessels inferior or obsolete.

As a result of the impairment review as of December 31, 2015, the Company determined that the carrying amounts of its assets held for use were recoverable. However, at December 31, 2015, the Company reclassified one of its product tankers as held for sale and recorded a loss of $2.4 million to write down the carrying amount to its estimated fair value.
Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.
Compliance with safety, environmental, governmental and other requirements may be very costly and may adversely affect our business.
The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, US EPA VGP, EC Maritime directives,  regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, or MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the International Convention of Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Safety of Life at Sea of 1974 or SOLAS, the International Convention on Load Lines of 1966, the International Ship and Port Facility Security Code and ILO MLC 2006, the Nairobi International Convention on the Removal of Wrecks, 2007. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels. We could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with our current or historic operations. In addition, environmental laws require us to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. For example, beginning in 2003 we sold all of our single hull oceangoing tanker vessels in response to regulatory requirements in Europe and the United States. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive, which could increase our costs relating to such matters.
While we expect that our newbuilding vessels will meet relevant MARPOL Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys on behalf of the flag state, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulfur fuels. At present our vessels are complying with these requirements. It could happen that from time to time additional requirements may arise, but we do not expect them to have a material adverse effect on our operating costs.
MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tanker (Alejandrina) and our Product/Chemical Tankers (Austral and Mentor) are fully certified by class as double hull vessels. Our Ex oceangoing barge Parana Petrol has been converted into an iron ore transfer and storage unit for inland waterways (now called Parana Iron ) and therefore classed as a bulk carrier.
IMO requires all existing vessels to be fitted with ECDIS (Electronic Chart Display and Information Systems) to be installed on all vessels in a phased manner depending on the type and size of the vessel. Existing tankers greater than 3,000 GT are required to be fitted with ECDIS after July 1, 2015. Existing cargo ships greater than 50,000 GT are required to be installed with ECDIS by July 1, 2016. Existing cargo ships greater than 20,000GT but less than 50,000GT are required to be fitted with ECDIS by July 1, 2017. Ships Greater than 10,000GT the requirement starts from July 1, 2018. The above rule also requires navigation staff to be trained and certified in the use of ECDIS systems.

New IMO Regulations regarding life boats on load release mechanism came into force as of July 1, 2014. All existing ships and new vessels are required to have on load release mechanisms complying with the new regulations. This requires complete modification and testing of many life boats on load release mechanisms not meeting the criteria in the new rules. The rule applies at the first renewal survey after the above date.
IMO, USCG and EPA Ballast water regulations require all new vessels built on or after December 1, 2013, to be fitted with approved ballast water treatment plants. This requirement is only a recommendation at this stage, since the Ballast Water Management (BWM) Convention has not yet entered into force. The requirement is different, depending on the vessel's age. In the particular situation of our fleet, since our vessels are constructed prior to 2009, the following requirements apply: For vessels with a ballast water capacity of 1,500 to 5,000 CUM compliance by first IOPP (International Oil Pollution Prevention Certificate) renewal survey following the anniversary date of delivery in 2014. If the entry into force is after 2014, compliance is by the first IOPP renewal survey, following the entry into force date. For vessels with ballast water capacity of less than 1,500 or more than 5,000 CUM, compliance is with first IOPP renewal survey following the anniversary date of delivery in 2016. If the entry into force is beyond 2016, compliance is by first IOPP renewal survey following the entry into force date. USCG has some additional requirements to be met under the EPA VGP (see below).
ILO MLC 2006 was fully implemented on August 20, 2013. Vessels are expected carry an MLC certificate and a DMLC document. Full implementation requires maintaining the accommodation and working conditions on board vessels to a certain minimum standard with a strict control of working hours of the crew and various other documentation/ record keeping on board. This also exposes the vessels to additional port state control inspections with risk of detentions if deficiencies are found. All our vessels are in compliance with the MLC 2006 certification requirements.
In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. Liability limits provided for under OPA may be updated from time to time. OPA also permits states to set their own penalty limits, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. The IMO and the European Union, or E.U., have also adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.
Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be precluded from operating in U.S. waters in most cases by 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements applicable to new and existing vessels that are in various stages of development by the U.S. Coast Guard, or USCG.
Recent changes in environmental and other governmental requirements may adversely affect our operations.
The U.S., E.U. and IMO, among others, have adopted standards applicable to emissions of volatile organic compounds and other air contaminants. Although we will take steps to ensure our vessels comply with these air emission regulations, enforcement of these industry-wide regulations by the U.S. Coast Guard, EPA or EU authorities and appropriate compliance measures could result in material operational restrictions in the use of our vessels, which could have a material adverse effect on our business, results of operations and financial condition.
USCG requirement for installation of Ballast Water treatment plant came into force as of January 1, 2016. Existing vessels with ballast capacity greater than 5,000 m3 are required to install a ballast water treatment plant at the first scheduled dry docking after the above date. Currently USCG is giving a two year extension because a USCG approved BWT system is not yet available.
US EPA VGP 2013 came into force on December 19, 2013. The new regulations stipulate use of EALs (Environmentally Acceptable Lubricants) for all equipment with oil / sea water interfaces. This applies mainly to the stern tubes of vessels with oil lubricated bearings. Most present day stern seals are not compatible with EALs and will require replacement of seals with materials compatible with EALs. This rule also applies to any equipment using lubricants which can leak and contaminate the environment. This includes transverse thruster's seals, stabilizer fin seals, deck hydraulic equipment like winches, hatch hydraulic and deck cranes, where oil leaks could over flow overboard into the water. Many of the existing equipment will require renewals of oil seals and use of expensive EALs.
The North American and Caribbean ECA regulations come into force as of January 1, 2014. This limits emissions of SOx, NOx and PM in these areas. SOx emission compliance will require vessels to burn low sulphur fuels ( less than 0.1% sulphur) in US ECA which includes 200 mile economic zone in Caribbean and along the US coast.
EU requires all vessels calling its ports and navigating within the 12 mile territorial waters must use fuels with sulphur content 0.1% or less. This in addition to the SECA European SECA areas already existing under MARPOL VI.

Countries adjoining to EU have started adopting similar regulations as EU. Turkey has announced they will enforce same sulphur limitations as EU, on vessel calling Turkish ports. More countries in the region are expected to follow with similar regulations.
China's Ministry of Transport has published new regulations introducing sulphur (SOx) emission control requirements within three Ship Emission Control Areas (ECAs): Pearl River Delta, Chang Jiang Delta and Bohai Rim (BR). These ECAs are not designated under MARPOL Annex VI.
From January 1, 2016, there will be strict enforcement of the existing international conventions and domestic laws and regulations on sulphur oxides, particulate matter and nitrogen oxides. In addition the core ports within the Chang Jiang Delta ECA will have the option to introduce a 0.5 percent sulphur limit and/or other control measures. Further information regarding implementing of these regulations are expected to be published in the middle of 2016.

From January 1, 2017, vessels at berth in core ports of the above areas must use fuel containing 0.5 percent sulphur or less.

From January 1, 2018, vessels at berth in all ports in the ECAs must use fuel containing 0.5 percent sulphur or less.

From January 1, 2019, vessels entering the ECAs must use fuel containing 0.5 percent sulphur or less.

Before December 31, 2019, an assessment will be carried out by the Chinese authorities with a view to taking one or more of the following actions:
•	reducing the maximum sulphur content to 0.1 percent for vessels entering the ECAs
•	expanding the geographical size of the emission control areas
•	considering further control measures.
Greenhouse gas restrictions may adversely impact our operations.
A number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with such measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program, any of which could have a material adverse effect on our business, results of operations and financial condition.
The shipping industry including the offshore supply sector is highly competitive and we may not be able to compete successfully for charters with new entrants or established companies with greater resources or newer ships.
We employ our vessels in highly competitive markets. In our Offshore Supply Business, we operate our PSVs in a highly competitive industry, which could depress charter and utilization rates and adversely affect our financial performance. We compete for business with our competitors on the basis of price; reputation for quality service; quality, suitability and technical capabilities of our vessels; safety and efficiency; cost of mobilizing vessels and national flag preference. We compete with companies that operate PSVs and RSVs, such as GulfMark, Maersk, Seacor, Tidewater, Bram Offshore, CBO, Wilson Sons and Brasmar. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. Some of our competitors may build additional vessels in Brazil, which may affect our ability to employ our non-Brazilian-flagged vessels in those markets in the future. This may enable these competitors to offer their customers lower prices, higher quality service and/or greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro and Sete Brasil Participacoes S.A., are affiliated with or owned by the governments of certain countries and may receive government aid or legally imposed preferences or other assistance that may not be available to us.
An over-supply of offshore supply marine industry may lead to a reduction in day rates and therefore may materially impact our profitability.
Over the past decade, as offshore exploration and production activities increasingly focused on deepwater exploration, field development and production, offshore service companies, such as ours, constructed specialized offshore vessels that are capable of supporting complex deepwater projects that are generally located in challenging environments. During this time, construction of offshore vessels increased significantly in order to meet projected requirements of customers and potential customers. Excess offshore support vessel capacity usually exerts downward pressure on charter day rates. Excess capacity can occur when newly constructed vessels enter the worldwide offshore support vessel market and also when vessels migrate between markets. An increase in vessel capacity without a corresponding increase in the offshore deepwater fields work exacerbate the industry's currently oversupplied condition which may have the effect of lowering charter rates and utilization rates, which, in turn, would result in lower revenues to the Company. Prolonged periods of low utilization and day rates could also result in the recognition of impairment charges on our vessels if future undiscounted cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these vessels may not be recoverable.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.
Future changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends if we determine to pay dividends in the future.
Compliance with safety and other vessel requirements imposed by classification societies or flag states may be very costly and may adversely affect our business.
The hull and machinery of our offshore supply fleet and ocean fleet and certain vessels in our river fleet are classed by classification societies. The classification society certifies that a vessel is in class and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies (IACS). In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015.
A classed vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Generally, classed vessels are also required to be drydocked every two to three years for inspection of the underwater parts of such vessels. However, classed vessels must be drydocked for inspection at least twice every five years.
If a vessel does not maintain its class, that vessel will, in practical terms, be unable to trade and will be unemployable, which would negatively impact our revenues and could cause us to be in violation of certain covenants in our loan agreements and/or our insurance policies.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.
Our vessels could be subject to seizure through maritime arrest or government requisition.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the "sister ship" theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant's maritime lien on any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings.
The impact of terrorism and international conflict on the global or regional economy could lead to reduced demand for our services, which would adversely affect our revenues and earnings.
Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. Conflicts elsewhere in the world may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further instability in the global markets. In addition, future terrorist attacks could result in an economic recession affecting the United States or the entire world. The effects of terrorism on financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the Limburg, a very large crude carrier not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services and such attacks may also directly impact our vessels or our customers. Further, insurance may not cover our loss or liability for terrorist attacks on our vessels or cargo either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.
Failure to comply with the U.S. Foreign Corrupt Practices Act or similar laws could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Risks Relating to Our Company
An event of default has occurred under our Notes, and we have entered into forbearance or waiver agreements with most of our lenders with respect to this event of default.
We have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. We have entered into forbearance or waiver agreements with most of our lenders with respect to this event of default. These agreement provide for a relief in the principal scheduled repayments on most of our Offshore loans through the forbearance period.
We are currently in negotiations with our lenders to obtain debt maturity extensions or restructuring of our debt agreements, including the Notes and our credit facilities and loan agreements, as well as extensions on the current forbearance agreements and waivers. We cannot guarantee that we will be able to obtain our lenders' consent to extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful. If we fail to remedy, or obtain a waiver of, the event of default and our forbearance agreement or waivers expire, one of our lenders may accelerate our indebtedness under the relevant debt agreement, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. Total debt outstanding as of December 31, 2015, was $462.7 million. The forbearance agreements aforementioned provide for the payment of fees and expenses for our and our lenders' counsels and financial advisors. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
As a result of this non-compliance and of the cross default provisions contained in relevant debt agreements, the Company has classified its entire debt as of December 31, 2015, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $383.8 million at December 31, 2015. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
Unless we restructure our existing debt, cash on hand and cash generated from operations may not be sufficient to make scheduled payments when due.
We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our debt, which could result in our debt being accelerated by our lenders as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments and, if we are not successful in accessing the capital markets at sufficient levels, our lenders could foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

We are an international company and are exposed to the risks of doing business in many different, and often less developed and emerging market, countries.
We are an international company and conduct almost all of our operations outside of the United States and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as (but not limited to) Argentina, Brazil, Chile, Paraguay, and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:
•	political and economic instability, changing economic policies and conditions and war and civil disturbances;
•	limited ability to transfer funds out of the countries where we operate due to foreign currency exchange controls;
•	recessions in economies of countries in which we have business operations;
•	foreign exchange rate variances could have non-cash impacts on the financial position as well as on the tax position of our foreign subsidiaries;
•	the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;
•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;
•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements or changes in local cabotage rules and regulations;
•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
•	difficulties and costs of staffing and managing our foreign operations; and
•	acts of piracy, kidnapping or terrorism.
These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America and a general decline in the economies of South America, or the instability of certain countries and economies, could adversely affect that part of our business.
Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies, which will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.
We are subject to significant foreign currency exchange controls in certain countries in which we operate.
Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into U.S. dollars and to transfer funds, including for the payment of dividends and leasing or interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.
The previous Argentine government required the need for authorization from government agencies or banks (which abide by the requirements set forth by those agencies) in order to purchase foreign currency (for example, to pay for imported goods and services, including royalties, leasing and dividend payments or for hoarding purposes). While the current government does not impose such restrictions so far, we cannot rule our they will be placed back in the future. If that were to happen, our subsidiaries in Argentina could find a decreased capacity to access this official foreign exchange market to acquire the necessary foreign currency to make transfers abroad for settlement of their obligations in foreign currency, and to remit dividends to their shareholders.
We may not be able to successfully renew or replace our contracts when they expire.
The process for concluding contracts and longer term time charters generally involves a lengthy and intensive screening and vetting process, as well as the submission of competitive bids. In addition to the quality and suitability of the vessel, shipping and charter contracts tend to be awarded based upon a variety of other factors associated to the vessel operator, including:

•	environmental, health and safety record;
•	compliance with local and industry regulations;
•	customer service reputation, technical and operating expertise;
•	shipping experience and quality of ship operations, including cost-effectiveness;
•	quality, experience and technical capability of crews;
•	the ability to finance vessels at competitive rates and overall financial stability;
•	relationships with shipyards and the ability to obtain suitable berths;
•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events;
•	competitiveness of the bid in terms of overall price;
•	vessel flag; and
•	ability to obtain local flag rights.
As a result of these factors, when our contracts including our long-term charters expire, we cannot assure that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business in a profitable manner, to meet our obligations, including payment of debt service to our lenders, or to pay dividends in the future. Our ability to renew current or future charter contracts on our vessels upon expiration or termination of our current or future charters, or, on vessels that we may acquire in the future, and the charter rates payable under any replacement or new charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.
In addition, if we are successful in employing our vessels under longer-term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charter contracts, our results of operations and operating cash flow could be materially adversely affected.
We cannot guarantee that our contracts will not be terminated before their scheduled expiration.
Generally, our customers may terminate our term contracts and charters under certain circumstances such as a delay in the commencement of operations, failure to comply with minimum technical requirements of vessels, stoppage of operations without notifying our customers, failure to obtain authorization from local authorities for the vessel to remain in operation or, in some cases, due to other events beyond the control of either party. For instance, on September 9, 2015, we received notification from Petrobras regarding the early termination of the time charter contracts of the PSVs UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked.
Customers may no longer need a vessel or a barge that is currently under contract for a variety of reasons, including depressed market conditions or commodity prices, economic downturns, constrained credit markets, changes in priorities or strategy or other causes outside our control. Additionally, customers may be able to obtain a similar vessel or barge at a more convenient rate. As a result, customers may attempt to renegotiate the terms and conditions of our existing or future contracts, terminate our contracts before expiration with no good reason or otherwise fail to meet their obligations under our existing or future contracts. If a customer terminates our contract prior to the contract's scheduled expiration we might not receive any compensation for such early termination or any recovery we might obtain may not fully compensate us for the loss of the contract. In any case, the early termination of a contract may result in our vessels or barges being laid up for an extended period of time. Each of these results could have a material adverse effect on our financial condition, results of operations and cash flows.
We may have to employ temporarily part of our fleet on spot charters and any prolonged continuation of low spot charter rates in the future may adversely affect our earnings.
We may employ our ocean and offshore vessels in the spot charter market and we may acquire additional vessels in the future that we may employ in the spot charter market. As a result, we may be exposed to the cyclicality and volatility of the spot charter market. Charter rates for ocean and offshore vessels in the spot charter market have had prolonged periods of depression in the past and may have so in the future. In addition, both ocean and offshore vessels trading in the spot charter market may experience substantial off-hire time.

The spot charter market for ocean and offshore vessels may fluctuate significantly and any significant fluctuations in charter rates will result in significant fluctuations in the utilization of our ocean and offshore vessels and our profitability. In addition, our River Business also transports cargoes on the spot market for certain of our clients. The successful operation of our vessels in the highly competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile and in the past there have been periods when spot or current market time charter rates have declined below the operating cost of vessels.
In the event we are unable to find suitable employment for a vessel at economically viable charter rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay-up, such vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
The Company may undertake one or more significant corporate transactions that may not achieve their intended results, may adversely affect the Company's financial condition and its results of operations, and may result in additional risks to its businesses.
The Company continuously evaluates the acquisition and disposition of operating businesses and assets and may in the future undertake significant transactions. Any such transaction could be material to the Company's business and could take any number of forms, including mergers, joint ventures, investments in new lines of business and the purchase of equity interests or assets. The form of consideration associated with such transactions may include, among other things, cash, common stock or equity interests in the Company's subsidiaries. The Company also evaluates the disposition of its operating businesses and assets, in whole or in part, which could take the form of asset sales, mergers or sales of equity interests in its subsidiaries (privately or through a public offering), or the spin-off of equity interests of the Company's subsidiaries to its stockholders. These types of significant transactions may present significant risks and uncertainties, including distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, potential acceleration of taxes currently deferred, regulatory or compliance issues, the triggering of certain covenants in the Company's debt instruments (including accelerated repayment) and other unidentified issues not discovered in due diligence. As a result of the risks inherent in such transactions, the Company cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on the Company's financial condition or its results of operations. If the Company were to complete such an acquisition, disposition, investment or other strategic transaction, it may require additional debt or equity financing that could result in a significant increase in its amount of debt or the number of outstanding shares of its Common Stock.
We have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. We have entered into forbearance or waiver agreements with all our lenders with respect to this event of default. Such forbearance agreement also provides for the formation of a special committee that will, among other things, explore options and make recommendations to the Company's Board of Directors in connection with the restructuring of the Company.
An increase in operating costs would decrease earnings and available cash.
Vessel operating costs include the costs of crew, provisions, deck and engine stores, lubricants, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance enhanced security measures implemented after September 11, 2001, have been increasing. In buoyant or cabotage markets, we may experience increases in crewing costs due to lack of qualified crew. Such scarcity of qualified crewmembers may be prolonged in time, affecting our results of operations. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these vessel operating expenses would decrease earnings and available cash.
In addition, unlike under time charters where we are responsible only for vessel operating expenses but not voyage costs, under spot charter agreements and the employment of our container feeder vessels, we are responsible for both voyage costs and vessel operating costs. Voyage costs include the costs of bunkers, port expenses and brokerage commissions paid by us to third parties. An increase in such voyage costs, or an increased reliance on spot charters which thereby increase our exposure to voyage costs, would adversely affect our earnings and available cash.
In our shipyard an increase in operational costs may impact the cost of each barge produced for our fleet which would impact our desired return of the asset and may affect the profitability of selling barges to third parties.
We may not be able to grow or to effectively manage our growth.
A principal focus of our strategy is to continue to grow, in part by increasing the number of vessels in our fleet. The rate and success of any future growth will depend upon factors which may be beyond our control, including our ability to:

•	identify attractive businesses for acquisitions or joint ventures;
•	identify vessels for acquisitions;
•	integrate any acquired businesses or vessels successfully with our existing operations;
•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;
•	identify new markets;
•	expand our customer base;
•	improve our operating and financial systems and controls; and
•	obtain required financing or re-financing for our existing and new operations.
We may not be successful in executing our growth plans and could incur significant expenses and losses in connection therewith.
We may discontinue one or more lines of business for commercial or strategic reasons. The redeployment of the capital invested in any discontinued line of business may take time, resulting in reduced earnings during such period and/or delay to our overall growth.
We may start a new line of business or a new activity within an existing line of business and may incur losses to start up the new service.
Furthermore, because the volume of cargo we ship in our River Business during a normal crop year is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet's carrying capacity, either through the building of barges in our own yard, purchasing additional barges, providing faster transit times, or increasing the size of our existing barges and the number of barges in our convoys.
Adverse results of legal proceedings could materially adversely affect the Company.
The Company is subject to and may in the future be subject to a variety of legal proceedings and claims that arise out of the ordinary conduct of its business. Results of legal proceedings cannot be predicted with certainty. Irrespective of its merits, litigation may be both lengthy and disruptive to the Company's operations and may cause significant expenditure and diversion of management attention. The Company may be faced with significant monetary damages or injunctive relief against it that could materially adversely affect a portion of its business operations or materially and adversely affect the Company's financial position and its results of operations should the Company fail to prevail in certain matters.
The credit facilities of our Company and its subsidiaries and the Indenture governing our 8 ⅞ % First Preferred Ship Mortgage Notes due 2021, or the 2021 Notes, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.
Our subsidiaries' credit facilities and the indenture governing the 2021 Notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:
•	incur additional debt;
•	pay dividends or make other restricted payments;
•	create or permit certain liens;
•	make investments;
•	engage in sale and leaseback transactions;
•	sell vessels or other assets;
•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;
•	engage in transactions with affiliates; and
•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, some of our subsidiaries' credit facilities require that our subsidiaries maintain specified financial ratios and satisfy financial covenants and debt-to-asset and similar ratios. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives in order to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which our subsidiaries operate, may affect their ability to comply with these covenants. We cannot assure you that our subsidiaries will meet these ratios or satisfy these covenants or that our subsidiaries' lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our subsidiaries' credit facilities could result in a default under them.
If a default occurs under our credit facilities or those of our subsidiaries, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and proceed against the collateral securing that debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under our other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay the debt upon acceleration.
We have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. Moreover, as of December 31, 2015, we were not in compliance with the forward-looking minimum consolidated debt service coverage ratio covenant on several of our loans in our Offshore Supply Business and the minimum current ratio covenant of our loans with IFC and OFID, our lenders for our River Business. We have entered into forbearance or waiver agreements with all our lenders with respect to these events of default through April 30, 2016.
The restrictions in our debts require that we need to seek permission from our lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future to our shareholders, finance our future operations, make acquisitions or pursue business opportunities.
Our credit facilities contain both financial and non-financial covenants. If we are not in compliance with any of our loan covenants and are not successful in obtaining waivers for the covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which, unless cured, would impair our ability to continue to conduct our business.
Our loan agreements require that we comply with certain financial and other covenants.
A violation of loan covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to fully repay our indebtedness. Furthermore, an uncured or unwaived breach of loan covenants could cause our lenders to accelerate our indebtedness and foreclose their liens on the assets securing the loans, which would impair our ability to continue to conduct our business. Most of our loan agreements contain cross-default or cross-acceleration provisions that may be triggered by a default under one of our other debt agreements.
Due to climatic and navigational issues which affected particularly the third and fourth quarters of 2012 we did not temporarily comply with the historical debt service coverage ratio covenant of our loans with IFC and OFID, our lenders for our River Business, as of December 31, 2012. The historical debt service coverage ratio covenant requires us to maintain a historical debt service coverage ratio, on a consolidated basis, at the level of UABL Limited (our wholly owned holding subsidiary for the River Business and the guarantor of the IFC and OFID credit facilities) of not less than 1.3 for the last four fiscal quarters prior to the relevant date of calculation. IFC and OFID waived, on March 8 and 14, 2013, respectively, compliance with this ratio as of both December 31, 2012 and March 31, 2013. As from June 30, 2013 until September 30, 2014, we were in compliance with the historical debt service coverage ratio under our IFC and OFID financings.
Due to the negative effect caused by low availability of our larger pushboats which affected particularly the third and fourth quarters of 2014 and by the extensive off-hire of our Asturiano due to mechanical issues we did not temporarily comply with the historical debt service coverage ratio covenant of our loans with IFC and OFID, our lenders for our River Business, as of December 31, 2014. The historical debt service coverage ratio covenant requires us to maintain a historical debt service coverage ratio, on a consolidated basis, at the level of UABL Limited (our wholly owned holding subsidiary for the River Business and the guarantor of the IFC and OFID credit facilities) of not less than 1.3 for the last four fiscal quarters prior to the relevant date of calculation. IFC and OFID waived, on March 27 and April 13, 2015, respectively, compliance with this ratio as of December 31, 2014, March 31, 2015, and June 30, 2015. In addition, due to these same causes we did not temporarily comply with the consolidated debt service coverage ratio covenant on some of our loans in our Offshore Supply Business as of December 31, 2014. The covenant required Ultrapetrol (Bahamas) Ltd. to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. On March 26 and March 31, 2015, the banks waived compliance to this ratio as of December 31, 2014 and March 31, 2015, and amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter.

As of December 31, 2015, we were not in compliance with certain financial covenants of certain loans in our Offshore Supply Business and our River Business. Such breaches were waived through April 30, 2016.
We are currently in negotiations with our lenders to obtain debt maturity extensions or restructuring of our debt agreements. In addition, we currently have forbearance agreements, including waivers related of our covenant breaches, in place through April 30, 2016. We cannot guarantee that we will be able to obtain our lenders' consent to subsequently extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful. If we fail to remedy, or obtain a waiver of, the event of default and our forbearance agreement or waivers expire, one of our lenders may accelerate our indebtedness under the relevant debt agreement, which could trigger the cross-acceleration or cross-default provisions contained in our debt agreements. Total debt outstanding as of December 31, 2015, was $462.7 million. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
As a result of this non-compliance and of the cross default provisions contained in relevant debt agreements, the Company has classified its entire debt as of December 31, 2015, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $383.8 million at December 31, 2015. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
The non-financial covenants in our facilities (such as negative pledges, collateral maintenance provisions, and other similar provisions) while not posing an outright risk of triggering a financial non-compliance and consequent potential event of default, gradually and increasingly limit our ability to carry out our business while –for example in the case of negative pledges on assets- limiting the quantity and value of the assets that are free to be pledged as guarantee to future financings. Such limitation could in the future make it more difficult or even keep us from accessing new sources of financing by limiting our ability to provide suitable collateral. If we are unable to obtain waivers which allow us to release our assets from such negative pledges on a timely manner, we may be unable to obtain additional financing in satisfactory commercial terms, or at all. Similarly, loan to value ratios or collateral maintenance provisions also represent a risk by having the potential to cause early prepayments in order to regain compliance which could affect our liquidity in the future.
For a more detailed discussion of our loan covenants and the waivers mentioned above, please see "Description of Credit Facilities and Other Indebtedness".
We are involved in, and may expand further into, the building of dry bulk and tank barges for the river trade as well as construction of vessels either by subcontracting with several parties the various tasks necessary to complete the construction or by carrying them out ourselves.
We inaugurated a purpose built barge building facility at Punta Alvear in December 2009. We have similarly subcontracted and may subcontract in the future with different parties the building of the steel hull, the supply and assembly of engines, pipes, electrical conducts and other equipment and materials necessary to build vessels. Our production is dependent on a unionized local labor force, local generation of electrical power, on the availability of steel and other materials and suitable subcontractors. Any delay or interruption in the availability of these materials could cause delay in our production schedule. Also, registration of vessels following construction may take time due to the requirement in some jurisdictions of import licenses or individual authorizations by governmental authorities and/or by classification societies.
This ship or barge building activity could be disrupted or become delayed by circumstances beyond our control such as lack of timely supply of materials or poor workmanship, quality or design problems, strikes or other labor disputes or the construction executed by us could be deficient because of problems concerning design, workmanship or because of defective materials or equipment. These deficiencies, disruptions or delays may result in failure of timely delivery of the vessels that we are building or that we are committed to build for ourselves or for third parties with the consequent negative impact in our financial results through loss of earnings and/or penalties and/or cancellation of contracts and/or responsibilities under guarantees for construction contracts.
Additionally, given the prominently industrial nature of the barge or ship building activity, we may be unable to maintain an adequate balance between purchase orders from third parties and our own. If for some reason we were to suffer a cancelation on a large order by a third party in our shipyard or if we should have to interrupt the building of barges for ourselves, we may have to incur large working capital outlays, for which we may not have sufficient funds, resulting in disruptions to our manufacturing process and the consequent impact on our results from operations.

Finally, since we may receive large orders for building barges for third parties at fixed prices, we may or may not be able to hedge our exposure to cost increases which may result in decreased margins or even operating losses.
If our current financial condition were to worsen, or if the current oversupply of barges in the rivers where we operate was to continue, we may be forced to delay or forgo maintenance on our Punta Alvear barge building facility and possibly to shut it down for an extended period of time.
On December 15, 2015, we announced that the Company decided not to make the $10.0 million interest payment due December 15, 2015, on its outstanding 2021 Notes, which constitutes an event of default under the 2021 Notes. We have entered into forbearance or waiver agreements with most of our lenders with respect to this event of default. If our current financial condition were to worsen, we may not be able to fund the maintenance of our Punta Alvear barge building facility.
In addition, if the oversupply of dry and tank barges in the Hidrovia region were to continue for an extended period of time, we may not have the need to build up our own fleet to cover our capacity needs and may not have third party demand for our newbuilt barges, which may force us to close our barge building facility for an extended amount of time.  Restarting the barge facility may not be possible, and even if possible will likely require a large outlay of funds.
The failure of Petrobras to successfully implement its business plan for 2015-2019 could adversely affect our business.
On June 29, 2015, Petrobras announced its business plan for 2015-2019, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019 with Exploration and Production (E&P) representing approximately 83% of the total budget, up from 70% of the previous $220.6 billion included in the 2014-2018 business plan. In addition, Petrobras' strategic objective in the E&P area is to produce an average of 3.3 million barrels of oil per day in the 2016-2020 period, under Petrobras' ownership in Brazil and abroad, by means of the acquisition of exploration rights.
Nevertheless, Petrobras has announced on January 12, 2016, the approval of a review of the Company's investment plan aimed at reducing leverage and preserving cash and focusing on priority investments, mainly oil and gas production in Brazil, given the new oil price and exchange rates scenario. This revision led to a reduction in Petrobras 2015-2019 investment plan, from $130.3 million to $98.4 million, including a 26.3% reduction in Exploration & Production expenditures in Brazil and abroad. In addition, Petrobras' 2016 budget will be 9% lower than in 2015. Given the challenging operating environment for oil companies, the investment plan could be further reduced in the coming years.

While these announcements may scale back investments, we believe that Petrobras' capital expenditure plans may provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels, and we intend to actively pursue the further expansion of our PSV operations in Brazil, including evaluating the construction of additional PSVs within Brazil, seeking chartering opportunities for newbuilt PSVs we might order in the future, and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. In that regard, Petrobras announced that more than 80% of the investment plan was assigned to exploration and production activities and that the investments will be focused on deep-water production with fewer expenses in exploratory activity. Onshore and shallow-water blocks are no longer on the Petrobras's radar, unlike what happened until 2015, when it started to review its portfolio given the cash restriction amid the industry's crisis.
In the event that Petrobras scales back investment planes even further or does not successfully implement its business plan or does not otherwise capitalize on the growth opportunities and favorable Brazilian regulations, there may be fewer opportunities to employ PSVs in Brazil than we expect or even no opportunities at all. Consequently, we may not be able to expand our PSV operations in Brazil, which may adversely affect our Offshore Supply Business and results of operations.
Petrobras represented 33%, 33% and 24% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.
Petrobras' recent corruption charges and liquidity pressures could adversely affect our business.
Petrobras is at the center of a major and wide-ranging corruption scandal involving alleged bribe-taking by Petrobras management and employees, and funneling bribes to Brazilian politicians and political parties. The scandal has resulted in a number of law suits against the company and certain individuals, and Petrobras' stock price has dropped approximately 72% since September 2014. Moody's has downgraded all ratings for Petrobras, citing concerns "about corruption investigations and liquidity pressures," among others. The scandal, the resulting loss in reputation and the downgrades may impact Petrobras' ability to raise funds in the capital markets, and may result in Petrobras' having to cut back on its capital expenditure plans. Such reduction could adversely affect the amount of exploration and production undertaken by Petrobras, which in turn could negatively affect our PSV operations in Brazil and our results of operations.
Petrobras represented 33%, 33% and 24% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

Demand for many of the Company's services is impacted by the level of activity in the offshore oil exploration, development and production industry. The level of offshore oil exploration, development and production activity has historically been volatile and that volatility is likely to continue. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond the Company's control, including:
•	general economic conditions;
•	prevailing oil and natural gas prices and expectations about future prices and price volatility;
•	assessments of offshore drilling prospects compared with land-based opportunities;
•	the cost of exploring for, producing and delivering oil offshore;
•	worldwide demand for energy, other petroleum products and chemical products;
•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;
•	federal, state, local and international political and economic conditions, and policies including cabotage and local content laws;
•	technological advances affecting exploration, development, energy production and consumption;
•	weather conditions;
•	environmental and other governmental regulations;
•	regulation of drilling activities and the availability of drilling permits and concessions; and
•	the ability of oil and natural gas companies to generate or otherwise obtain funds for capital projects.
If oil and natural gas prices were to remain depressed for a long period of time this may have a material adverse effect on our results of operations and financial condition.
The rise in production of unconventional crude oil and gas resources in North America and the commissioning of a number of new large Liquefied Natural Gas (LNG) export facilities around the world are, at least to date, primarily contributing to an over-supplied natural gas market. While production of crude oil and natural gas from unconventional sources is still a relatively small portion of the worldwide crude oil and natural gas production, production from unconventional resources is increasing because improved drilling efficiencies are lowering the costs of extraction. There is an oversupply of natural gas inventories in the United States in part due to the increased development of unconventional crude oil and natural gas resources. Prolonged increases in the worldwide supply of natural gas, whether from conventional or unconventional sources, will likely continue to weigh on natural gas prices. A prolonged period of low natural gas prices would likely have a negative impact on development plans of exploration and production companies which in turn, may result in a decrease in demand for offshore support vessel services.
A prolonged material downturns in crude oil and natural gas prices and/or perceptions of long-term lower commodity prices can negatively impact the development plans of exploration and production companies given the long-term nature of large-scale development projects, which would likely result in a corresponding decline in demand for offshore support services. In such event, we could experience a reduction in charter rates and/or utilization rates, which would have a material adverse effect on our results of operations, cash flows and financial condition. Crude oil pricing volatility has increased in recent years which could potentially impact negatively the Company's results of operations and financial condition if such price volatility affects spending and investment decisions of offshore exploration, development and production companies.

Crude oil prices have fallen 47% on average during 2015 when compared to 2014. If prices were to continue through this trend in the future it may have a significant impact on the production and extraction growth plans and even a drop in overall oil production by Petrobras which in turn could negatively affect our PSV operations in Brazil and our results of operations.

The failure of a subcontractor or a joint venture partner or a co-provider of services under a contract may adversely affect our results.
We may subcontract or provide services jointly with other companies to third parties under a contract (acting as co-providers or as their subcontracts or other forms of association that may involve joint and several responsibilities). Failure by party to comply with its obligation under the contract may result in losses to the other party. Under the agreements with our co-providers we may not be able to recover the losses we may suffer as a consequence of their inability to perform and under certain circumstances we may be liable to them for our own failures to perform. While we are insured (as described separately) and we do require from our co-provider a similar coverage against the third party risks normally incurred under the contracts that we perform we may not be able to control at all times that our co-providers will maintain valid such insurance coverage which may impose liabilities on us or our insurers.
Changes in governmental policies in South America could adversely affect our business, results of operations, financial condition and prospects.
We engage in business activities throughout South America. For the year ended December 31, 2015, 30%, 24%, 21%, 5% and 3% of our revenues were derived from charterers domiciled or whose cargoes originate in Brazil, Argentina, Paraguay, Uruguay and Bolivia, respectively. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.
Governments throughout South America have exercised and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, monetary policy, financial, regulatory and legal changes or administrative practices in these countries concerning the economy in general and the transportation industry in particular could have a significant impact on us. We cannot assure that changes in the governmental policies of these countries will not adversely affect our business, results of operations, financial condition and prospects.
Our substantial indebtedness could adversely affect our financial health, harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness.
As of December 31, 2015, we had total debt of approximately $462.7 million outstanding.
Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:
•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;
•	require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;
•	limit our ability to raise additional financing on satisfactory terms or at all; and
•	adversely impact our ability to comply with the financial and other restrictive covenants in the indenture governing the notes and the credit agreements governing the debts of our subsidiaries, which could result in an event of default under such agreements.
Furthermore, our interest expense could increase if interest rates increase because some of the debt under the credit facilities of our subsidiaries is variable rate debt. See "Description of Credit Facilities and Other Indebtedness." If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.
As of December 31, 2015, we were not in compliance with the forward-looking minimum consolidated debt service coverage ratio covenant on several of our loans in our Offshore Supply Business and the minimum current ratio covenant of our loans with IFC and OFID, our lenders for our River Business. Moreover, we have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. We have entered into forbearance or waiver agreements with all our lenders with respect to these events of default through April 30, 2016.

Our ability to carry out our expansion plans as scheduled depends upon our ability to generate sufficient funds.
We expect to fund our capital expenditures with our cash on hand, cash generated from our operations and funds borrowed under existing or new loan facilities, net of debt service and taxes payable. If we do not have sufficient available cash from these sources to meet our capital expenditures, we may not be able to carry out our expansion plans as scheduled, or at all.
We may be unable to obtain further financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.
In order to follow our current strategy for growth, we will need to fund future vessel acquisitions, barge building, increased working capital levels and generally increased capital expenditures. In the future, we will also need to make capital expenditures required to maintain our current fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these uses of cash. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, depressed ship finance markets, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which would harm our revenue and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our future earnings could suffer. Furthermore, any issuance of additional equity securities could dilute your interest in us and the debt service required for any debt financing would limit cash available for working capital and the payment of dividends, if any.

If we are unable to successfully implement our operational and business initiatives or if we are unable to reach agreements with our debt holders to restructure a sufficient portion of our debt, we may voluntarily seek relief under the U.S. Bankruptcy Code.
We are currently facing significant liquidity constraints and have significant amortization and other debt service requirements in the upcoming years. In addition, we are in discussions with our long-term debt creditors to refinance a substantial portion of our debt. If we are unable to generate sufficient cash flow from operations to service debt repayments or reach an agreement with our lenders to restructure a substantial portion of our debt, we may determine that it is in the Company's best interests to voluntarily seek relief through a pre-packaged, pre-arranged or other type of filing under Chapter 11 of the U.S. Bankruptcy Code, including prior to the time we would otherwise be required to do so in an acceleration event. Seeking relief under the U.S. Bankruptcy Code, if such relief does not lead to a quick emergence from Chapter 11, could have a material adverse effect on our relationships with our existing and potential customers, employees, suppliers, partners and others. Further, if we were unable to implement a plan of reorganization or if sufficient debtor-in-possession financing were not available, we could be forced to liquidate under Chapter 7 of the U.S. Bankruptcy Code. If we seek relief under the U.S. Bankruptcy Code, the common stock of the Company may have little, if any, value.
The volatility in LIBOR could affect our profitability, earnings and cash flow.
If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. However, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Some of our more recent financings contain such provisions; if under such provisions our lenders start to replace LIBOR with their higher cost of funds, that would have an adverse effect on our results of operations and our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
As of December 31, 2015, we had $48.9 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.
As of December 31, 2015, the Company had $14.6 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $14.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $15.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2015, the Company had $6.0 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.
Additionally, as of December 31, 2015, the Company had variable rate debt (due 2016 through 2023) totaling $125.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2015, the weighted average interest rate on these borrowings was 3.4%, including margin.
A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.
Our planned investments in our River Business are subject to significant uncertainty.
We intend to continue investing in the building of new barges and in new heavy fuel pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, fail to result in cost-effective barge construction, or that they will lead to other complications that would adversely affect our business.
The increased capacity created by building new barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays in construction or registration, which may result in cost overruns or lost revenues. Any of these developments would adversely affect our cash flow, revenue and earnings.
While we expect the heavier fuel that our new engines burn to continue to be available at a discount to the price of the fuel that we currently use, the heavier fuel may not be available at such a large discount or at any discount at all. In addition, operating new engines will require specially trained personnel, and such personnel may not be readily available. Higher fuel or personnel costs would adversely affect our profitability.
The operation of these new engines may also result in other complications that cannot easily be foreseen and that may adversely affect the quantity of cargo we carry or lead to additional costs, which could adversely affect our cash flow, revenue and earnings.
We believe that our initiatives will result in improvements in efficiency allowing us to move more cargo per barge and / or per unit of pushing capacity. If we do not fully achieve these efficiencies, or do not achieve them as quickly as we have planned, we will need to incur higher repair expenses to maintain fleet size by maintaining older barges or invest new capital as we replace aging / obsolete capacity. Either of these options would adversely affect our results of operations.
Our River Business may be affected by the reliance on cargoes carried into and out of Paraguay and / or Brazil.
Future developments of alternative means of transportation in Paraguay or Brazil such as railways and pipelines may affect our results of operations due to the heavy reliance we have on cargo carried in and out of such countries. Various projects of investment in transportation infrastructure have been under observation and, if any of those were to materialize at any point in time, could impact our results of operations.
We may order building new vessels in the future in yards anywhere in the world and we may experience delays in delivery under those future newbuilding contracts, which could adversely affect our financial condition and results of operations.
Additional newbuildings for which we may enter into contracts may be subject to delays in their deliveries or even non-delivery from the shipyards. The delivery of additional newbuildings could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:
•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crises of the shipyard;
•	economic factors affecting the yard's ability to continue building the vessels as originally contracted;
•	a backlog of orders at the shipyard;

•	weather interference or a catastrophic event, such as a major earthquake, flood or fire or any other force majeure;
•	our requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, engines and critical components such as dynamic positioning equipment;
•	our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies;
•	a shipbuilder's failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all; or
•	inability or unwillingness by the shipyard to extend the refund guarantees required to be up to date according to the building contracts.
If the delivery of any newbuildings for which we may enter into contracts, continues to be materially delayed or is canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards or that in the case we collect those late delivery penalties, they are sufficient to compensate for losses suffered.
We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and in those cases where we may have bank refund guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect under these guarantees.
We are a holding company, and depend almost entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.
We are a holding company and as such we have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the 2021 Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.
We depend on a few significant customers for a large part of our revenues both on a consolidated and on a business segment basis and the loss of one or more of these customers could adversely affect our revenues.
On a consolidated basis, in the year ended December 31, 2015, our three largest customers were Petrobras, Cargill and Vale. In aggregate terms, our three largest customers accounted for 54% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our cash flow, revenues and earnings.

We are exposed to U.S. dollar and foreign currency fluctuation risk.
Since we are a global company, our international operations are exposed to foreign currency exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses are incurred in local currencies and the company is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. Any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business exposes us to the risk of exchange rate losses. Gains and losses from the revaluation of our assets and liabilities denominated in currencies other than our functional currency are included in our consolidated statements of operations. Foreign currency fluctuations may cause the U.S. dollar value of our non-U.S. results of operations and net assets to vary with exchange rate fluctuations. This could have a negative impact on our results of operations and financial position. In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. To minimize the financial impact of these items, the company attempts to contract a significant majority of its services in U.S. dollars. In addition, the company attempts to minimize its financial impact of these risks, by matching the currency of the company's operating costs with the currency of revenue streams when considered appropriate. The company continually monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars.

In our Offshore Supply Business, where we have chartered eight PSVs (one of which is currently blocked) and our RSV with Petrobras on long term-contracts, a portion of our charter contracts is denominated in U.S. dollars and another portion is denominated in Brazilian reales. Inasmuch as this portion in Brazilian real is intended to mitigate foreign currency exchange rate risks produced by our costs incurred in reales, it may not be enough to compensate us for significant fluctuations of the exchange rate. This could have a negative impact on our results of operations and financial position. The Brazilian real exchange rate against the U.S. dollar has seen a devaluation of 51% from the average exchange rate of the fourth quarter of 2015 as compared to the average exchange rate in the same period of 2014.
We have from time to time hedged our exposure to changes in foreign currency exchange rates and as a result, we could incur unanticipated losses. This operation may be performed again in the future.
Rising fuel prices may adversely affect our profits.
Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, most of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the PSVs are on time charter and it is the time charterers who are generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our Offshore Supply Business vessels. In addition, we may become responsible for the positioning and repositioning supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings. In our Ocean Business, while fuel costs and supply are the charterers' responsibility during the vessel's time charter, fuel is a significant, if not the largest, expense in our shipping operations or for those employed in our container feeder service. We are responsible for the supply of fuel to such vessels and variations in the price of fuel could have a significant impact on our earnings to the extent they are different (higher than) those employed when estimating the expected result of such voyages and fixing the corresponding freight. We may not be able to increase our container feeder freights to compensate for the fuel adjustment. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations; however, we cannot assure you that we will be successful in hedging such exposure. In the event of a default by our charterers or other circumstance affecting the performance of a contract of affreightment we may incur losses in connection with our hedging instruments. Even in case we were able to hedge (partially or totally) our exposure to fuel price variations, we may have to post collateral (i.e. margin calls) under those hedges. Such posting of collateral may require substantial amounts of cash and in case we are not able to post such cash to the margin accounts, the hedges may be unilaterally cancelled by our counterparts, negatively affecting our results and reinstating our exposure to fuel prices.
In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability.
Our success depends upon our management team and other employees and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.
Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to a decrease in the price of our notes and common stock. We do not maintain "key man" insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels and in turn, adversely affect our results of operations.
Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of incidents which could adversely affect our earnings and as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
We purchased all of our oceangoing vessels and substantially all of our other vessels, with the exception of our PSVs and part of our river fleet, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels in all our business segments. While we inspect secondhand vessels prior to their purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Consequently, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair and if not detected, may result in accidents or other incidents for which we are liable to third parties. If we purchase and operate additional secondhand vessels, we could be exposed to increased operating costs which could adversely affect our cash flows and our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Also, older vessels are typically less fuel-efficient than more recently built vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

New vessels may experience initial operational difficulties.
New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive a warranty from the shipyard but we cannot assure you that it will always be effective to resolve the problem without additional costs to us or in a timely manner.
In an industry such as offshore oil exploration and production where security concerns are widespread as is the intervention of governmental regulators, operational difficulties with newly delivered vessels may affect our commercial reputation either temporarily or permanently. In addition, in a fleet where most vessels are sister vessels, mechanical design, electrical or other problems may affect more than one of our vessels simultaneously.
As our fleet ages, the risks and costs associated with older vessels increase.
The costs to operate and maintain a vessel in operation increase with the age of the vessel. Charterers may prefer newer vessels which carry lower cargo insurance rates and are more fuel-efficient than older vessels. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. As our vessels age, market conditions may not justify the expenditures necessary for us to continue operation of our vessels and charterers may no longer charter our vessels at attractive rates or at all. Either development could adversely affect our earnings.
Spare parts or other key elements needed for the operation of our vessels may not be available off-the-shelf and we may face substantial delays which could result in loss of revenues while waiting for those spare parts to be produced and delivered to us.
Our vessels may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key elements of our vessels (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. Also, the availability of local drydocks where such work is required to be completed may be difficult to contract on a timely basis.
We may not have adequate insurance to compensate us if our vessels or property are damaged or lost or if we harm third parties or their property or the environment.
We insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity, or P&I, associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. In some instances, we procure loss of hire and strike insurance, which covers business interruptions due to mechanical breakdowns or incidents that result in the loss of use of a vessel. We cannot assure you that if such insurance is taken out that it will continue to be available on a commercially reasonable basis.
In addition to the P&I entry that we hold for all our fleet, the PSVs currently maintain third party liability insurance covering contractual claims that may not be covered by our P&I entry in the amount of $50.0 or in some cases up to $100.0 million. If claims affecting such policy exceed this amount, it could have a material adverse effect on our business and the results of operations.
All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether resulting from damage to or loss of our vessels, liability to a third party, harm to the environment, or other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1.0 billion for oil spills and related harm to the environment and $3.0 billion for passengers and crew claims. Although the coverage amounts are significant, such amounts may be insufficient to fully compensate us and thus, any uninsured losses that we incur, may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of overdue premiums.
We cannot assure you that we will be able to renew our existing insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for and in the future may result in lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Each of our policies is also subject to limitations and exclusions, and our insurance policies may not cover all types of losses that we could incur. Any uninsured or under-insured loss could harm our business, financial condition and operating results. Furthermore, we cannot assure you that the P&I clubs to which we belong will remain viable. We may also become subject to funding calls due to our membership in the P&I clubs which could adversely affect our profitability. Also, certain claims may be covered by our P&I insurance, but subject to the review and at the discretion of the board of the P&I club. We cannot assure you that the board will exercise its discretion to vote to approve the claim.

The Company's inability to attract and retain qualified personnel could have an adverse effect on its business.
Attracting and retaining skilled personnel across all of the Company's business segments is an important factor in its future success. The market for the personnel employed is highly competitive and the Company cannot be certain that it will be successful in attracting and retaining qualified personnel in the future.
Labor disruptions in the shipping or shipbuilding industry could adversely affect our business.
As of December 31, 2015, we employed 273 land-based employees, 130 shipyard workers and approximately 929 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to almost all companies who hire such individuals as crew.
Because most of our employees, including the workers in our shipyards, may be covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions or that they may not result in increased costs. Any labor interruption could disrupt our operations and harm our financial performance.
In our River Business, different degrees of unionization of our employees and crewmembers may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations. Furthermore, due to the unionized nature of our activity in South America, while in the process of negotiating such leveling, our operations may be affected by strikes in our River and Ocean businesses, causing us to suffer delays due to lack of the necessary crewing onboard our pushboats and ocean vessels. In our barge building facility at Punta Alvear, our workforce is also mainly unionized and negotiations over wages and conditions may have very little bearing on negotiations we have with our other employees and crew members.
On our Offshore Supply Business, our Brazilian crewmembers are also unionized and a strike could affect our results of operations.
Strikes or labor disruptions affecting some of our key suppliers could also have a significant impact on our operations, such as those affecting stevedores, port/pilotage unions, truck drivers, steel workers, etc.
The Company's sale of barges to third parties could be adversely impacted by local cost increases.
We have made a substantial investment on our own barge building facility in Punta Alvear yard in Rosario, Argentina, where we build barges for sale to third parties and for our own account. Our production is subject to local unionization of our shipyard employees, inflation in local currency and exchange rate risks, which may result in cost increases. If one or more of these factors take place we may lose barge construction contracts to our competitors.
A reduction in the total output of the yard for any reason impacts the production cost of the barges because of the allocation of fixed costs over the total number of units produced. A severe reduction in the number of barges produced could render our production uneconomical. If the production is reduced we may not be able to reduce the labor force proportionately or we may have to incur significant severance costs to do so with a negative financial impact to us.
Our River Business could be adversely impacted by the construction or acquisition of existing or new barges by its competitors.
If one or more of our competitors in our river business were to acquire or contract for the construction of barges for their operation in the Hidrovia, we could have a material effect on our results of operations.
The Company's sale of barges to third parties could be adversely impacted by competition.
In the event that additional competing barge building facilities were to be established or barges built elsewhere in the world would be imported cost effectively then our third party barge sales would be subject to more price competition and our competitors would have access to new barges that would enable them to undergo fleet renewal.
Third party sales represented 5%, 4% and 16% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.
We may not be able to fulfill our obligations in the event we suffer a change of control.
If we suffer a change of control as defined by the indenture of our 2021 Notes, we will be required to make an offer to repurchase the 2021 Notes at a price of 101% of their principal amount plus accrued and unpaid interest within a period of 30 to 60 days. A change of control may also result in the banks that have other financings in place with us deciding to cross-default and/or accelerate the repayment of our loans. Under certain circumstances, a change of control of our company may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control occurs.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and financial condition or our ability to pay dividends.
In order to fund our capital expenditures, we may be required to incur or refinance borrowings or raise capital through the sale of debt or equity securities. Our ability to obtain new credit facilities and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions, poor market conditions for shipowning companies and other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.
Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have.
We are incorporated under the laws of the Commonwealth of the Bahamas. Our organizational documents and the International Business Companies Act, 1989 govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.
U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute "passive income" and the assets that we own and operate in connection with the production of that income should not constitute passive assets.
There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as service income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than service income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk  that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of their shares of our common stock.
We may have to pay tax on U.S. source income, which would reduce our earnings and cash flows.
Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering non-U.S. subsidiaries attributable to transportation that begins or ends but that does not both begin and end in the U.S., will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.
We did not derive any U.S. source shipping income for our 2013, 2014 and 2015 taxable years, and consequently we were not subject to the 4% U.S. federal income tax for those years. We may, however, derive U.S. source shipping income in our subsequent taxable year. If we derive any U.S. source shipping income in our 2016 or subsequent taxable year, we may qualify for exemption from the 4% tax under Section 883 only if we satisfy one of the ownership tests discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of Our Company" for such taxable year. The ownership tests would require us, inter alia, to establish or substantiate sufficient ownership of our common shares by one or more "qualified" shareholders. These substantiation requirements are onerous and therefore there can be no assurance that we will be able to satisfy them.

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2016 or subsequent taxable year. If we or our subsidiaries are not entitled to exemption under Section 883 for any such taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on any shipping income such companies derived during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
Changes in tax laws or the interpretation thereof and other tax matters related to our UK tonnage tax election may adversely affect our future results.
Some of our non-Brazilian flagged PSVs are operated within the UK's tonnage tax regime. Under UK tonnage tax, UK corporation tax liabilities are calculated by reference to a notional daily profit, based on the tonnage of the vessels. This results in a lower effective tax rate than would be achieved if we were to be taxed in the UK outside of the tonnage tax regime. Tonnage tax is an elective regime with certain qualifying conditions, and is monitored by HMRC (the UK tax authority). Changes in tax laws, in the interpretation of the tax laws, or in the manner in which HMRC views our UK operations in the context of the tonnage tax rules, may adversely affect our future results due to potentially higher tax charges.
Some of our vessels operating in Brazil and/or in Chile operate under contracts with one of our Chilean subsidiaries; changes in the tax treaties in Argentina or Brazil (or in their interpretation) may adversely affect our results of operations.
We are subject to certain antitrust legislations in certain countries in which we operate.
In some of the countries in which we operate, we are subject to antitrust legislations and governmental regulations. If any or all of the consolidations, mergers, joint ventures and acquisitions carried out by us or our subsidiaries or involving our controlling shareholders were to result in a non-compliance or breach or contravention under such legislations, we may be forced to sell, divest, or reorganize our Company and structure of operations and/or may be fined, affecting our results of operations.
Risk Factors Related To Our Common Stock
The concentration of our common stock ownership may limit the ability of holders of our common stock to influence corporate matters.
Sparrow Capital Investments Ltd. ("Sparrow") currently owns approximately 84.7% of our outstanding common stock which represents the same percentage of the voting common stock of the Company. Furthermore, our directors or officers who are affiliated with the Company or other individuals providing services under our management agreements may receive equity awards under the Company's 2006 Stock Incentive Plan. As of the date of this annual report, there were 3,443,497 shares of common stock available for issuance under our 2006 Stock Incentive Plan.
This concentrated control limits the ability of other holders of our common stock to influence corporate matters and, as a result, we may take actions that holders of our common stock do not view as beneficial. As a result, the market price of our common stock could be adversely affected.
Future sales of our common stock could cause the market price of our common stock to decline.
The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock.
We may issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.
We may plan to finance potential future expansions of our fleet or other corporate matters in part with equity financing. Therefore, subject to the securities laws and the rules of the NASDAQ that are applicable to us, we may plan to issue additional shares of common stock, and other equity securities of equal or senior rank, in a number of circumstances from time to time.
The issuance by us of additional shares of common stock or other equity securities of equal or senior rank could have the following effects:
●	our existing shareholders' proportionate ownership interest in us may decrease;
●	the relative voting strength of each previously outstanding share may be diminished; and
●	the market price of our common stock may decline.

The price of our common stock may be volatile and if the price of our common stock fluctuates, you could lose a significant part of your investment.
Our common stock commenced trading on the NASDAQ in October 2006. We cannot assure you that an active or liquid public market for our common stock will continue. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including the following:
●	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;
●	fluctuations in the seaborne transportation industry;
●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
●	actual or anticipated fluctuations in quarterly and annual results;
●	economic and regulatory trends;
●	general market conditions;
●	terrorist acts;
●	future sales of our common stock or other securities; and
●	investors' perception of us and the shipping industry.
Our stock currently trades in the Nasdaq Capital Market, which requires our stock price to remain above the $1.00 value. We currently do not comply with this requirement, but have until August 22, 2016 to comply. If we cannot comply with this requirement by that time, it may have an adverse effect for the Company's shareholders to sell their stock due to reduced liquidity in the marketplace.
Effective February 23, 2016, our stock has been listed on the Nasdaq Capital Market. The Nasdaq Capital Market requires that the closing bid price of our stock cannot be below $1.00. We currently do not meet this requirement, and Nasdaq has informed us that we have until August 22, 2016 to meet this requirement. If at any time before that date our stock price is at least $1.00 for 10 consecutive business days, then the matter will be closed. If not, the Company needs to take actions to get it back up to $1.00.
As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.
Our 2015 Consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

We cannot guarantee that we will be able to obtain our lenders’ consent to extend the current Forbearance and waiver agreements or that our efforts to extend the maturity of or restructure our debt agreements will be succesful. If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreements, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. There is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.

There is no guarantee the Board of Directors of the Company will approve the recommendations made by the Special Committee formed as per the provisions in the Forbearance agreements signed with the holders of the 2021 Notes.

Our Forbearance Agreement signed with the holders of the 2021 Notes required, among other things, the Company to form a special committee that is exploring restructuring options and considering proposals for the sale of any of the company´s assets. There is no certainty that any recommendations of the special committee will be approved by the Board of Directors.

Due to market conditions, we may not be able to sell all or some of our assets at their book value or above.

Given our financial condition and our negotiations with our existing lenders, we may need to sell some of our assets, either to generate working capital or in connection with a restructuring of the Company negotiated with our existing lenders.  Due to current market conditions, when we sell such assets we may not be able to sell them at their book value or above, which could have a negative impact on the financial condition of the Company and will reduce shareholder equity.
ITEM 4– INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were originally formed, in conjunction with others, by members of the Menendez family with a single ocean going vessel in 1992 and were incorporated in our current form as a Bahamas corporation on December 23, 1997. Our registered offices are in Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas. (P.O. Box SS-19084). Our agent in the Bahamas is H&J Corporate Services Ltd. Our telephone number is +1 242 364 4755. The Company is incorporated as an International Business Company under the provisions of the International Business Companies Act, 2000. As the Company is a publicly listed company on the NASDAQ Stock Exchange, it is also subject to the provisions of the Securities Industry Act, 2011 and the Securities Industry Regulations, 2012.
Our Ocean Business has been built through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet had reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. We then focused in developing two different ocean fleets: a Capesize / OBO fleet and a Product Tanker fleet. However, in December, 2009, taking into account the future delivery of an increasingly large order book for Capesize vessels, the Company made the strategic decision to sell this asset class. The process started with the sale of our vessel Princess Susana on December 10, 2009, and finalized with the sale of our fourth Capesize vessel, Princess Katherine, on September 15, 2010. As we gradually moved out of Capesize vessels, we started to develop a regional cabotage container feeder service joining Buenos Aires with Ushuaia in the southern end of South America. We currently service this trade with two container feeder vessels, Asturiano and Argentino, acquired in April 2010 and December 2010, respectively.

We began our River Business in its current format in 1993. In October 2000, we formed a joint venture, UABL Ltd., or UABL, with American Commercial Barge Lines Ltd., or ACBL. From 2000 to 2004, we built UABL (our brand name in the River Business) into the leading river barge company in the Hidrovia Region of South America. We purchased from ACBL their 50% equity interest in UABL and started a process of growth that included several load outs (imports) of barges and pushboats from the United States of America and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies. In addition, in order to further expand our fleet capacity and replace old barges we built and inaugurated our own barge-building facility at Rosario, Argentina, in December 2009.
During 2000, we received a $50.0 million equity investment from an affiliate of Solimar Holdings, Ltd., or Solimar, a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund, or the Fund. The Fund was established at the end of 1996 to make equity investments in South America, Mexico, Central America and the Caribbean countries. The Fund was also a co-investor with the Company in other shipping ventures.
We initiated our Offshore Supply Business in its current format during 2003 through a joint venture with a wholly-owned subsidiary of the Fund and Firmapar Corp. (formerly Comintra Enterprises Ltd.). Our partners and us capitalized the business with $45.0 million of common equity and $70.0 million of debt and preferred equity from IFC to build our initial fleet of six PSVs. On March 21, 2006, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, the company through which we operate our Offshore Supply Business, from an affiliate of Solimar for a purchase price of $48.0 million. Following this acquisition, we held 94.45% of the issued and outstanding shares of UP Offshore.
In November 2004, we issued $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Notes. A substantial part of the proceeds of the 2014 Notes offering was used to repay the Prior Notes.
In March 2006, we also acquired Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, the entity through which we manage the vessels in our Offshore Supply and Ocean Businesses, from other related companies.
On October 18, 2006, we completed the initial public offering of 12,500,000 shares of our common stock (our IPO), which generated gross proceeds to us of $137.5 million.
On April 19, 2007, we successfully completed a follow-on offering of 11,000,000 shares of our common stock, which generated gross proceeds to us of $96.8 million and gross proceeds to the selling shareholders in our follow-on of $112.2 million. Additionally, the underwriters of our follow-on exercised their over-allotment option to purchase from the selling shareholders in our follow-on an additional 1,650,000 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option.
On July 15, 2010, Solimar Holdings Ltd., or Solimar, sold all of its remaining shareholder interest in the Company to Hazels (Bahamas) Investments Inc., or Hazels. Accordingly Hazels acquired 2,977,690 additional ordinary shares in the Company, which entitled Hazels to hold seven votes for each additional share so acquired in that transaction.
On December 23, 2010, we issued $80.0 million of 7.25% Convertible Senior Notes due 2017 (the "Convertible Notes"). Under those notes, on February 13, 2012, the conversion rate and price were adjusted to 163.1312 or $6.13 per share of common stock. On January 23, 2013, in accordance with the terms of the indenture, we repurchased all $80.0 million of the outstanding Convertible Senior Notes.
On December 12, 2012, we announced the closing of an investment agreement entered into on November 13, 2012, with Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross"). Pursuant to such closing, we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. We received proceeds of $220.0 million from the transaction.
On June 10, 2013, we issued our $200.0 million 2021 Notes. Proceeds were used to redeem the full $180.0 million plus accrued interest of our 2014 Notes and for general corporate purposes.
On July 5, 2013, we entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited ("UP Offshore"), our holding company in the Offshore Supply Business. Through the Offshore SPA we agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore that we did not own. Subsequently, on July 25, 2013, we paid $10.3 million to Firmapar Corp. As from such date, we own 100% of the common stock of UP Offshore.
On July 10, 2013, we redeemed all $180.0 million of the 2014 Notes with proceeds of our offering of $200.0 million 2021 Notes issued on June 10, 2013.
On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 021 Notes (the "Add-On Notes"), which were offered as an add-on to our then outstanding $200.0 million aggregate principal amount of 021 Notes. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225.0 million of our 2021 Notes.

On September 3, 2014, Sparrow purchased from Hazels, Los Avellanos and certain of their affiliates (such affiliates, together with Hazels and Los Avellanos, the "Hazels Group"), 25,326,821 shares of common stock of the Company at a price equivalent of $4.00 per share.  These shares represented all of the shares of the Company owned by the Hazels Group, which is affiliated with Messrs. Felipe and Ricardo Menendez, who were the Company's CEO and Executive Vice President, respectively, as well as directors of the Company at the time of the transaction.  The transaction increased Southern Cross' ownership in the Company from 67% to 85%. As a result of the transaction, the equity capital of the Company is now comprised of shares with equal voting rights of one vote per share (prior to the transaction, certain shares held by Hazels and Los Avellanos had seven votes per share). Simultaneously with the transaction, the existing employment agreements with Messrs. Felipe and Ricardo Menendez were terminated and replaced with short term agreements. Messrs. Felipe and Ricardo Menendez have since left the Company, and since November 2014, Mr. Damián Scokin is CEO of the Company.
For more recent developments, see "Developments in 2015" and "Recent Developments" under "Item 5. Operating and Financial Review and Prospects—A. Operating Results."
B.	BUSINESS OVERVIEW
Our Company
We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as technological products through our container feeder vessels, and the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.
•	Our River Business, with 681 barges (of which 24 are under lease) and 34 pushboats as of December 31, 2015, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 54% of world soybean production in 2016, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America, and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party. Finally, we own an additional transshipment unit to transfer cargo between barges.
•	Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of December 31, 2015, our Offshore Supply Business fourteen-vessel fleet consisted of thirteen Platform Supply Vessels, or PSVs, and one ROV (Remotely Operated Vehicle) Support Vessel, or RSV. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked) and two remained laid-up in the North Sea while being tendered for long term charters with Petrobras. On September 9, 2015, we received notification from Petrobras regarding the early termination of the contracts of UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy this situation, including negotiations with Petrobras and employment in other offshore markets. Lastly, our RSV UP Coral has entered into its six-year contract with Petrobras on August 5, 2015.
•	Our Ocean Business, as of December 31, 2015, owned three ocean-going vessels and bareboat chartered two more that we regularly employ in the South American coastal trade where we have preferential rights and customer relationships. The fleet is comprised of three Product Tankers (two of which are under lease) and two container feeder vessels. On March 25, 2015, we bareboat chartered Mentor for 3 years, which entered into a time charter with Petrobras on July 1, 2015. On May 13, 2015, and June 15, 2015, respectively, we sold our Product Tankers Amadeo and Miranda I. In addition, our Product Tanker Alejandrina completed its last charter on September 18, 2015, and was sold on January 28, 2016.
We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. For example, we replaced engines on six of our river pushboats as part of our re-engining program that should allow us to operate using heavy fuel which has been historically less expensive than the types of fuel currently used in other pushboats. This initiative seeks to maximize the size of our convoys thus reducing costs per ton transported. We have also expanded on our ocean fleet through acquisitions or bareboat charters of specific types of vessels, by having purchased a 2003-built container vessel, the Frisian Commander, renamed Asturiano, with a carrying capacity of 1,118 Twenty-foot Equivalent Units, or TEUS, as well as a 2002-built container vessel, the Sinar Bontang, renamed Argentino, with a carrying capacity of 1,050 TEUS which operate in a flag-restricted trade in the Argentine cabotage market. We expect to continue inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our reliance on any particular sector of the shipping industry.

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, maize, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.
We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Bunge, Cargill, Vale, Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay), Siderar, Trafigura and Vicentin.
Our Lines of Business

Revenues	2015		2014		2013
Attributable to River Business	$172,565	50%	$175,110	48%	$246,798	60%
Attributable to Offshore Supply Business	107,094	31%	119,581	33%	93,154	23%
Attributable to Ocean Business	67,818	19%	68,984	19%	71,265	17%
Total	$347,477	100%	$363,675	100%	$411,217	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 681 barges with approximately 1.3 million dwt capacity and 34 pushboats as of December 31, 2015. Of those, 597 are dry barges that can transport agricultural and forestry products, iron ore and other cargoes and the other 84 are tank barges that can carry petroleum products, vegetable oils and other liquid cargoes. In addition we own an inland barge Parana Iron, which has been converted into an iron ore transfer and storage unit under employment with a non-related third party. Finally, we own an additional transshipment unit to transfer cargo between barges. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, we expect companies in the Hidrovia Region to expand or initiate the production of other goods, including forest products, iron ore and pig iron.
We have purchased 25 new engines from MAN Diesel in connection with our engine replacement program set to re-engine ten of our line pushboats and additionally increase the pushing capacity of some of them. The new engines consume heavier grades of fuel which have been historically cheaper than the diesel fuel our pushboats currently consume.
We own and operate a terminal at Dos Fronteras (Paraguay) and through a joint venture we own and operate a terminal at Tres Fronteras (Paraguay) to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset utilization. As increasing agricultural production is expected to maintain its trend over the next few years, the Hidrovia requires an efficient solution to create the capacity necessary for river transportation. To such end we finalized in December 2009 the construction of our new shipyard at Punta Alvear for building barges and other vessels. This new yard has proven to be a cost-efficient tool to increase our capacity in both dry and tank barges and also to replace our older barges. This facility is one of the most modern of its kind in South America and has proven to be capable of producing barges in a timely and cost efficient manner when running at normal scale. We have also been successful in completing selected sales of barges to third parties for their operation.
Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, UP Turquoise, which commenced its 4-year time charter with Petrobras on March 12, 2011, and our second one, UP Jasper, commenced operations in the North Sea on September 29, 2011. On May 22, 2012, we took delivery of our first Indian PSV, UP Jade, which commenced operation with Petrobras on August 10, 2012. On January 30, 2013, we took delivery of our second Indian PSV, UP Amber, which commenced operation with Petrobras on August 1, 2013. Finally, on August 12, 2013, we took delivery of our third Indian PSV, UP Pearl, which commenced operation with Petrobras on November 25, 2013. The last Indian PSV was cancelled due to excessive delays in its construction. During the fourth quarter of 2013, we acquired three state-of-the-art 5,145 dwt sister PSVs, UP Agate, UP Coral and UP Opal. UP Agate is currently laid-up in the North Sea while our UP Coral has been converted into an RSV and entered into its six-year contract with Petrobras on August 5, 2015. In addition, our UP Opal has entered into its four-year time charter with Petrobras on January 25, 2015. On September 9, 2015, we received notification from Petrobras regarding the early termination of contracts of our UP Amber, UP Pearl, and UP Esmeralda. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy the situation, including negotiations with Petrobras and employment in other offshore markets.

We intend to employ all vessels in our offshore fleet in markets such as Brazil, the North Sea, West Africa and other international markets in accordance with prevailing market conditions. Through one of our Brazilian subsidiaries, we are able to operate two of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to other non-Brazilian flagged vessels.
The trend for offshore petroleum exploration, particularly in Brazil, has been to move toward deeper, larger and more complex projects, such as the Tupi and Jupiter fields in Brazil, which we believe will result in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are of a larger deadweight and equipped with dynamic positioning capabilities, with greater cargo capacity and deck space than other PSVs serving shallow water offshore rigs, all of which provide us with a competitive advantage in efficiently serving our customers' needs.
Ocean Business. In our Ocean Business, we operate five ocean-going vessels. Our fleet is comprised of three Product Tankers and two container feeder vessels, the Asturiano and the Argentino.
Of our three Product Tankers (Austral, Mentor (both under bareboat charter) and Alejandrina) two are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil while our Alejandrina finalized its last charter on September 18, 2015, and was sold on January 28, 2016.
On May 13, 2015, and June 15, 2015, respectively, we sold our Product Tankers Amadeo and Miranda I.
We have pursued the expansion of our ocean fleet by participating in the container feeder service through the acquisition of the Asturiano and Argentino. Both vessels serve the regional container transportation requirements between the Argentinean coastal ports south of Buenos Aires and those on the south of Uruguay and act primarily as feeders for mainline large container vessels.
We plan to discontinue our Ravenscroft operation, which provides ship management services to our Offshore and Ocean segments.
Ultrapetrol Fleet Summary (1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2(2)	1	35,000 tons	Storage and Transshipment Station
Paraná Iron (Ex -Parana Petrol)	1	43,164 tons	Converted into an Iron Ore Transfer and Storage Unit
ACBL 809	1	N/A	Transshipment Unit
Pushboat Fleet (3)	34	124,159 BHP	Various Sizes and Horse Power
Tank Barges	84	206,744 m 3	Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	597	1,069,370 tons	Carry Dry Cargo (Soy, Iron Ore, other products)
Total	718	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m2)
In Operation
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UPRubi	2009	4,200	840
UP Turquoise	2010	5,250	1,020
UP Jasper	2011	5,250	1,020
UP Jade	2012	4,200	840
UP Amber	2013	4,200	840
UP Pearl	2013	4,200	840
UP Agate	2013	5,145	1,000
UP Coral	2013	5,145	1,000
UP Opal	2013	5,145	1,000
Total		63,735	12,600

Ocean Fleet (4)	Year Built	Capacity (DWT/TEUs)	Description
Mentor (5)	2007	13,014	Product Tanker
Alejandrina (6)	2006	9,211	Product Tanker
Austral (7)	2006	11,299	Product / Chemical Tanker
Asturiano	2003	1,100 (8)	Container Feeder Vessel
Argentino	2002	1,050 (8)	Container Feeder Vessel
Total		33,524 (9)

(1) As of December 31, 2015.
(2) In lay-up condition – Out of operation.
(3) Does not include Alianza Rosario, an ocean-going tug currently not in operation.
(4) Does not include Argos I, an ocean-going tug currently not in operation.
(5) Bareboat chartered-in until March 25, 2018.
(6) This vessel was sold on January 28, 2016.
(7) Bareboat chartered-in until December 1, 2016.
(8) Twenty Foot-Equivalent Units, or TEUs.
(9) Only DWT capacity added – excludes TEUs.

Chartering Strategy
We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions.
In our River Business, we have contracted a substantial portion of our fleet's barge capacity on a one - to five-year basis to major clients. These contracts typically provide for fixed pricing, minimum volume requirements and fuel price adjustment formulas and we intend to develop new customers and cargoes as we grow our fleet capacity.
In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil and seeking charter employment alternatives in the North Sea. Currently there is no significant spot market in Brazil for PSVs. In the future, we may also decide to employ our PSVs in the spot market (short duration, one day or more) in UK's North Sea or West Africa combined with longer-term charters or in Brazil, either with cabotage privileges or as foreign flagged vessels.
We have historically operated our cabotage Ocean Business tanker vessels under period time charters and will try to continue to do so. Our two container feeder vessels operate on a voyage by voyage basis. We have outsourced the commercial efforts to a shipping agent on a commission basis.
The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of eight PSVs in our Offshore Supply Business chartered in Brazil with Petrobras, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2016	$94,062
2017	64,222
2018	37,879
2019	19,126
2020	17,848
2021	10,951
Total	$244,088

The future minimum revenues, before deduction for brokerage commissions of two (Austral and Mentor) of our handy size-small product tanker vessel (leased to us) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2016	$13,448
2017	5,713
2018	2,832
Total	$21,993

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of cargo from river barges to ocean export vessels through our Parana Iron transfer and storage unit, for a three-year term renewable for another three years, at the customer's option. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $13.2 million and $2.6 million in 2016 and 2017, respectively. Conversion of the Parana Iron was completed in early March 2014 and the three years started counting as of May 2014.
In the fourth quarter of 2013 we entered into a 5-year agreement with Vale to time charter four river pushboats with 16 barges each (each "a convoy"). The four convoys were delivered in January 2014. The future minimum revenues, before deduction for commissions, expected to be received were as follows:  $15.9 million in each of 2016, 2017 and 2018.
Revenues from a time charter are generally not received when a vessel is off-hire, which in most cases includes time required for normal periodic maintenance of the vessel including drydock. In arriving at the minimum future charter revenues, an estimated off-hire time to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.
Our Fleet Management
We conduct the day-to-day management and administration of our operations in-house.
Our subsidiaries, UP Offshore Brazil and Sernova undertake the technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of a portion of the related accounts on our behalf through its related offices in Coral Gables, Aberdeen, Buenos Aires and Rio de Janeiro. Ravenscroft currently assists with the purchasing of supplies and spares of the Offshore Supply segment. Our management companies are ISM certified and between them hold Documents of Compliance for the management and operation of tankers, PSVs, general cargo vessels and container ships.
Competition
River Business
We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, Naviera Chaco and Fluvialba. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.
Through our presence in the barge-building industry we compete with other shipyards in the region such as Astillero Tsuneishi Paraguay S.A., CIE, Riopal and other shipyards located outside of South America, mainly in China and South Korea.
Offshore Supply Business
In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies are CBO, Wilson Sons and Bram Alfanave (Edison Chouest) who currently own a substantial number of modern PSVs and are in the process of building additional units. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater and Maersk, have built Brazilian-flagged PSVs. In the North Sea market, where three of our PSVs operated during 2008 and 2009 and where our UP Jasper and UP Agate are located today, we actively compete with other large, well established owners and operators such as Gulfmark Offshore, Bourbon and DOF Farstad.
Ocean Business
We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels operate are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and the vessel manager's reputation. Our competitor in crude oil and petroleum products transportation within Argentina and between Argentina and other South American countries is Antares Naviera S.A. and its affiliated companies. Navios South American Logistics, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Naviera Sur Petrolera S.A. and Naviera Elcano (through their various subsidiaries). These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We operate two container vessels in the Argentinean market to supply the domestic trade between different ports and operate as a feeder service for mainline carriers such as Maersk Line, Evergreen, MOL, MSC, Hamburg Sud, CMA-CGM, PIL and Login for import and export cargoes. Our main competitor in this sector is Maruba, which currently operates chartered vessels of similar characteristics as ours and that offer a similar service. Our Container Business also indirectly competes with other forms of land-based transportation such as trucks.
Seasonality
Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, maize, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Industry Conditions
River Industry
Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil and Paraguay, exports of Brazilian iron ore, regional demand and Paraguayan imports of petroleum products. A significant portion of the cargos transported in the Hidrovia Region are export or import-related cargoes and the applicable freights are paid in U.S. Dollars.
The Parana / Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a natural interconnected navigable river system serving five countries namely Argentina, Bolivia, Brazil, Paraguay and Uruguay. The extension of this river system is comparable to that of the Mississippi river in the United States.
Dry Bulk Cargo
Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced in aggregate about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 172.0 mt in 2016, a 21-year compound annual growth rate, or CAGR, of 7.0% from 1995. These countries are estimated toaccount for approximately 54% of world soybean production in 2016, up from only 30% in 1995.
Of the above-mentioned countries of the Hidrovia Region, the area harvested of soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 59.1 Mha in 2016, a 21-year CAGR of 5.6%. Further, with advances in technology, productivity of farmland has also improved.
The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to an estimated 111.5 mt in 2016, a 21-year CAGR of 3.9%. Production of wheat in these countries grew from 14.4 mt in 1995 to an estimated 18.4 mt in 2016, a 21-year CAGR of 1.2%.
Iron Ore. In the Corumba area in Brazil reached by the High Paraguay River, there are three large iron ore mines, two of which are owned by the Brazilian mining company Vale (following the 2009 acquisition of Rio Tinto's assets in the region) while the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by river barge, has grown from about 1.1 million mt, or mmt, since 2001 to 4.5 mmt in 2015, a 14-year CAGR of 11.5%. However, iron ore prices dropped 69% on average from December 2012 to December 2015, leading to a reduction in the demand for dry barges and, subsequently, to a surplus of dry barges which is adversely affecting rates for the other dry bulk cargo.
Oil transportation
Most petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south.
Mode Comparison
Along with growth in production of commodities transported by barge in the Hidrovia Region, cost, safety and environmental incentives exist to shift commodity transport to barges.
Inland barge transportation is generally the most cost efficient, safest and cleanest means of transporting bulk commodities as compared with railroads and trucks.

According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge (1,500 dwt) has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for tractor-trailer transportation. In the case of Jumbo barges (2,500 dwt) as are many of UABL's existing barges or the ones Ultrapetrol builds in its yard, these efficiencies are even larger. The study also shows barge transportation is the safest mode of cargo transportation, based on the percentage of fatalities or injuries and the number of hazardous materials incidents. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents. According to industry sources, in terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce transportation costs.
Offshore Supply Industry
The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development / production activity, which in the long term is driven by the price of oil and the cost of developing each particular offshore reserve. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters generally requiring more vessels per field and larger, more technologically advanced vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning that meets certain support requirements better.
Both demand for and supply of OSVs are heavily influenced by cabotage laws (such as the U.S. Jones Act). Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country's cabotage laws. This distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country's waters be owned, flagged, crewed and, in some cases, constructed in that country.
OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipes, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.
The OSV sector includes conventional supply vessels, or SVs, and platform supply vessels, or PSVs. PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels have dynamic positioning, which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.
Brazilian Offshore Industry
Driven by Brazil's policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development and production activities within Brazil have grown significantly. Brazil is becoming a major exporter of oil. Since most Brazilian reserves are located far offshore in deep waters, Brazil has become a world leader in deep drilling technology.
The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, Repsol and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins located far off the coast while additionally requiring resources to develop pre salt areas of water depths of over 9,000 feet. During 2008, 2009 and 2010, several significant discoveries have been made, which could possibly more than double Brazilian oil reserves when confirmed.
On June 29, 2015, Petrobras announced its business plan for 2015-2019, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019 with Exploration and Production (E&P) representing approximately 83% of the total budget, up from 70% of the previous $220.6 billion included in the 2014-2018 business plan. In addition, Petrobras' strategic objective in the E&P area is to produce an average of 3.3 million barrels of oil per day in the 2016-2020 period, under Petrobras' ownership in Brazil and abroad, by means of the acquisition of exploration rights. Nevertheless, Petrobras has announced on January 12, 2016, the approval of a review of the Company's investment plan aimed at reducing leverage and preserving cash and focusing on priority investments, mainly oil and gas production in Brazil, given the new oil price and exchange rates scenario. This revision led to a reduction in Petrobras 2015-2019 investment plan, from $130.3 million to $98.4 million, including a 26.3% reduction in Exploration & Production expenditures in Brazil and abroad. In addition, Petrobras' 2016 budget will be 9% lower than in 2015.

While these announcements may scale back investments, we believe that Petrobras' capital expenditure plans will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. In that regard, Petrobras announced that more than 80% of the investment plan was assigned to exploration and production activities and that the investments will be focused on deep-water production with fewer expenses in exploratory activity. Onshore and shallow-water blocks are no longer on the Petrobras's radar, unlike what happened until 2015, when it started to review its portfolio given the cash restriction amid the industry's crisis.
Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are smaller and older than now required, with approximately 22% of the national fleet of at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.
The recent drop in crude oil prices led to a reduced the activity in offshore markets and, subsequently, to a decrease in the demand for PSVs. As a result, many oil companies cancelled their contracts with PSV operators, which increased dramatically the number of PSVs laid-up, many of which are foreign flagged since local authorities no longer granted permission for these vessels to operate in Brazil given the increase the number of available Brazilian flag vessels. Under the current conditions, foreign flag vessels can only operate in Brazil with Brazilian Special Registres ("REB Rights"), which grant foreign flag vessels with similar privileges than Brazilian flag vessels.
The North Sea Market
The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled and sophisticated technical requirements.

This market is both mature and developed. Its high competition ultimately results in exploration activity and OSV demand being driven mainly by consistently high oil prices to attract oil majors and operators into the region.
Offshore activity in the North Sea has dropped as a result of the recent decrease in crude oil prices, leading to a significant increase in the number of unemployed PSVs. Vessel utilization rates in the North Sea decreased from 99% at the end of 2014 to 73% at the end of 2015 and from 93% to 74% worldwide during the same period.
Ocean Industry
Regional Cabotage Trades
Voyages between two Argentine ports are regulated by the Argentine government as "cabotage" and require the use of an Argentine flag vessel or a vessel operated under special permit by an Argentine company. Cabotage is used to mean both voyages between two national ports and laws that reserve such voyages for nationally operated vessels. Argentine registry requires that vessels be built in an Argentine shipyard or that import duty be paid, which increases the cost of new vessels versus foreign construction. The special permit described above allows younger foreign-built vessels to enter cabotage trades while retaining the Argentine nationality requirement for operations.
Access to the Argentine coastal cabotage market is thus controlled by legal requirements, which limit its access to those companies with a legitimate operating presence in Argentina with vessels registered or holding a special permit in Argentina.
Regional tanker and container shipping market factors, including local demand factors and vessel supply information, are described below, reflecting market conditions in the primary area of employment for these vessels.
The Regional Tanker Market
Regional Oil Demand
Argentina's oil demand was estimated at about 758,000 barrels per day, or bpd, in 2013, up from about 494,000 bpd in 2003, resulting in a 10-year CAGR of 4.4%.
Argentina's refining capacity is largely located in the Plate River estuary near Buenos Aires. Crude oil from oil fields in southern Argentina is shipped to refineries near Buenos Aires by tankers. Coastal cities in Southern Argentina receive petroleum products by tankers from these refineries. Cabotage tankers are also used for lightering of international tankers (discharge of cargo to reduce draft) and for short voyages within the Plate Estuary and Parana River. Vessels with IMO chemical classification (see below) are also used for Argentine or other regional voyages carrying petroleum products and chemicals such as styrene monomer.

The Regional Patagonian Container Shipping Trades
Regional Container Shipping Demand
Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina. Buenos Aires city and province have about 46% of Argentina's population and is the center of much economic activity. However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego. Finished goods are transported north from the port of Ushuaia to Buenos Aires for distribution. Most of the cargo in this service initiates as containers transported by the major international lines containing components for manufacturing are carried from China and other foreign ports of origin to Buenos Aires with transshipment to Ushuaia under feeder agreements with the major international lines. Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.
Disclaimer
Throughout this Industry Section, all figures related to harvested area and production of soybean, corn and wheat for South America and specifically for Argentina, Bolivia, Brazil, Paraguay and Uruguay are obtained through the USDA Foreign Agricultural Service website some time prior to filing this 20-F.
Figures related to Iron Ore production in the Corumba Region from Vale and MMX were extracted from each of the respective companies' public records (including Earnings Presentation, 20-Fs and Annual Reports). Iron Ore price trends were extracted from Indexmundi's website whose source is the International Monetary Fund.
Data included in the Brazilian offshore section has been extracted from public information presented by both Petrobras and ANTAQ, as well as industry sources, while both current North Sea activities and crude oil prices have been retrieved from industry sources.
Oil demand figures were extracted from Indexmundi's website whose source is the International Monetary Fund.
Environmental and Government Regulations
Government regulations significantly affect our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, other regulations adopted by the IMO, ILO and the European Union, various volatile organic compound emission requirements, the IMO / U.S. Coast Guard pollution regulations, U.S. EPA VGP regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbour master or equivalent), port state controls, classification societies, flag state administration (country of registry) oil majors and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers will lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our ocean-going vessels for operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, such laws and regulations may change and impose stricter requirements, such as in response to the 2010 Deepwater Horizon oil spill or future serious marine incidents. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthen the requirements for safety equipment, well control systems, and blowout prevention practice. A new rule issued by the U.S. Bureau of Ocean Energy Management ("BOEM") that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization
The IMO has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
MARPOL Annex II and the IBC code (see below) were revised and the revisions came into force as of January 1, 2007. This revision affected 33 cargoes which account for a large percentage of the world's chemical and vegetable oil trade. Many of these cargoes which could be carried in product tankers with NLS certificates are now required to be carried by chemical tankers.
In 2012, the MEPC adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS.  These amendments, entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments. As of January 1, 2016, amendments to Annex I, the IBC Code, require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.
In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS. The amendments, became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.
As of July 1, 2013, under Marpol V additional restrictions have been placed on discharge of cargo holds and tanks washings, with no discharge permitted in the six MARPOL defined "Special Areas". Cargoes also have to be classified as HME (Harmful to Marine Environment).
Additionally, as of January 1, 2016, MARPOL Annex IV (regarding sewage), prohibits discharge of sewage in Special Areas (the Baltic Sea area) unless fitted with type approved sewage treatment plant as per revised standards found in Resolution MEPC 227(64).
Additional future requirements include SOLAS II-2/16.2.2, pursuant to which oil tankers, chemical tankers and gas carriers, keel laid on or after January 1, 2016, with DWT greater or equal to 8000, are required to be fitted with a fixed inert gas system.
Under the 2011 Survey of Bulk Carriers and Oil Tankers ("ESP Code"), as of January 1, 2016, all bulk carriers and oil tankers greater than 300GRT, at relevant surveys, will be inspected for structural corrosion and condition of coating for corrosion protection.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as Emission Control Areas, or ECAs (see below).
Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contains no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.5%, subject to a feasibility review to be completed no later than 2018.
Sulfur content standards are even stricter within certain ECAs. As of July 1, 2015, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs, which includes the 200 mile economic zone along the coast. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. ECA designations subject ocean-going vessels within the designated area to stringent emissions controls, which might cause vessels to require segregated bunker tanks and cylinder oil tanks to use different fuels in coastal waters and open seas, which threatens to add an additional cost burden to ship owners. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The North America ECA includes coastal boundaries of U.S. and Canada to an extent of 200 miles from the coast, excluding areas infringing boundary states. The emission requirements are same as other IMO ECAs, with present fuel oil sulfur limit of 0.1% as of 2015. For NOx reduction, tier III engines are required to be installed on all new vessels as of 2016.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
Amendments to Regulation 13 of MARPOL Annex VI, effective September 1, 2015, provide that more stringent Tier III standards apply to engines for vessels keel laid after January 1, 2016 for ships operating in North American / US Caribbean ECAs. The same standard applies to all ECA areas for vessels keel laid on or after January 1, 2016.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.
Effective September 1, 2015, amendments to MARPOL Annex VI will require that for cargo vessels greater than 400 GT, contract on or after September 1, 2015, the EEDI shall be calculated at the time of building.
Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected ships and may result in a denial of access to, or detention in, certain ports. Currently, each of the ships in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
ISM code amendment has replaced regulation 6.2 with 6.2.1 and a new sub-paragraph 6.2.2. As of January 1, 2015, the amended code requires the company ensure the manning of ship shall also encompass all aspects of maintaining safe operations on board, referring to the Principles of minimum safe manning. This amendment will put greater responsibility on the company to maintain appropriate manning which could be higher than the minimum manning in the safe manning certificate. ISM code new para 12.2 requires that as of January 1, 2015, the company periodically verify that all those delegated ISM related tasks are acting in conformity with the company's responsibilities under the code. This new amendment will increase company responsibilities and auditing requirements.
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's personal fault and under the 1992 Protocol where the spill is caused by the ship owner's personal act or omission by an intentional or reckless conduct where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
The IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.
IMO regulations also require owners and operators of certain vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.
The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. As of late March 2016, 49 states had adopted the BWM convention, coming close to the 35% threshold. Notwithstanding the foregoing, the BWM convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification. Many of the implementation dates originally written in the BWM Convention have already passed, so, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force date, and not the dates originally in the BWM Convention. This, in effect, made all vessels constructed before the entry into force date 'existing' vessels and delayed the date for installation of ballast water treatment systems on such vessels until the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
The MEPC adopted revised guidelines on implementation of effluent standards and performance tests for sewage treatment plants installed on vessels after January 1, 2010, and plans to further revise them at an upcoming session. The maximum discharge rate of untreated sewage beyond the 12 mile limit from land has also been revised.
The Nairobi International Convention on the Removal of Wrecks (NWRC) entered into force on April 14, 2015. It provides the legal basis for coastal States to remove, or have removed, shipwrecks that may have the potential to affect adversely the safety of lives, goods and property at sea, as well as the marine environment. It will make shipowners financially liable and require them to take out insurance or provide other financial security to cover the costs of wreck removal. It also provides States with a right of direct action against insurers. Some of our vessels had to comply with the requirements of the convention.
The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;
•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability of responsible parties with respect to single-hull tankers over 3,000 gross tons (subject to periodic adjustment for inflation) to the greater of $3,500 per gross ton or $25,845,600; but for all other tankers over 3,000 gross tons, liability is limited to the greater of $2,200 per gross ton or $18,796,800. For non-tank vessels (e.g. drybulk), liability is limited to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating  regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA.  Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws.
We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.
Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement are prohibited from trading in U.S. waters unless retrofitted with double-hulls.
We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call or are likely to call. However, our exposure is limited since we do not call at U.S. ports regularly.
The U.S. Clean Water Act
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA (Environmental Protection Agency) regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit (VGP) authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA 2013 VGP came into force on December 19, 2013. The new regulations stipulate use of EALs (Environmentally Acceptable Lubricants). This applies mainly to the stern tubes of vessels with oil lubricated bearings. This includes transverse thruster's seals, stabilizer fin seals. Most present day stern and other under water equipment seals are not compatible with EALs and will require replacement of seals with materials compatible with EALs. All existing vessels are required replace the lubricants in equipment with oil / water interfaces to approved EALs at the first scheduled dry docking after the above date, unless the manufacturer of the equipment certifies technical non feasibility of such conversion. Replacement of underwater equipment seals will require additional work of dismantling the equipment during the next scheduled dry dockings or even dry docking the vessel where an underwater inspection would suffice for a survey. This rule also applies to any equipment on using lubricants which can leak and contaminate the environment which also includes deck hydraulic machinery like mooring winches, hatch hydraulics and cranes. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.
U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships into U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Additionally some voluntary and mandatory requirements and record keeping including EPA VGP reporting is required. Compliance with the EPA and the U.S. Coast Guard regulations require the installation of approved Ballast water treatment system at the first scheduled dry docking after 1st January 2016. In the absence of availability of a USCG approved system, an equivalent approved system from another flag state is acceptable, however USCG could revoke this approval and require a USCG approved equipment to be installed whenever such a system is available. Currently USCG is giving a 2 year extension on grounds of non-availability of a USCG approved system, however these extensions can be revoked when such a system becomes available. Non-compliance could restrict our vessels from entering U.S. waters.
Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
As of January 1, 2007, vessels operating in coastal waters of the state of California were required to comply with the State's Marine Vessel Rules concerning emissions from auxiliary diesel engines. The rules require certain emission requirements compliance based on the fleet size and frequency of port calls and alternatively requires use of shore power or payment of fees for non-compliance. They are codified at California Code of Regulations (CCR), Title 13, 2299.1 and CCR Title 17, 93118. However, on February 27, 2008, the United States Court of Appeals for the Ninth Circuit, in Pacific Merchant Shipping Association v. Goldstene, 517 F.3d 1108 (No. 07-16695), held that the rules were preempted by the United States Clean Air Act and issued an injunction preventing their enforcement absent approval by the EPA.
The U.S. Clean Air Act
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. The RCRA imposes significant recordkeeping and reporting requirements on transporters of hazardous waste. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for cleanup costs under applicable laws.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.
Amended EU sulphur directive has imposed the following limits:
•	The sulfur limit in ECAs fell to 0.10% in 2015;
•	A 0.1% sulfur limit will be implemented in all EU water (outside ECAs) by 2020, even if the IMO decides to delay the global limit;
•	Passenger ships operating outside ECAs but on regular service between EU ports continue to be subject to a 1.50% sulfur limit until 2020, when the EU-wide 0.50% sulfur limit applies;
•	Ships at berth in EU ports and coastal waters are required to use only fuels with a maximum 0.1% sulfur content.
Countries adjoining to EU have started adopting similar regulations as EU. Turkey has announced they will enforce same sulphur limitations as EU, on vessels calling Turkish ports. More countries in the region are expected to follow with similar regulations.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
China
As China becomes more aware of the impact of pollution and with increased sea going traffic in its coastal waters, they are beginning to impose new regulations for vessels entering Chinese coastal waters.
China's Ministry of Transport has published new regulations introducing sulphur (SOx) emission control requirements within three Ship Emission Control Areas (ECAs): Pearl River Delta, Chang Jiang Delta and Bohai Rim (BR). These ECAs are not designated under MARPOL Annex VI.
From January 1, 2016, there will be strict enforcement of the existing international conventions and domestic laws and regulations on sulphur oxides, particulate matter and nitrogen oxides. In addition the core ports within the Chang Jiang Delta ECA will have the option to introduce a 0.5 percent sulphur limit and/or other control measures. Further information regarding implementing of these regulations are expected to be published in the middle of 2016.

From January, 2017, vessels at berth in core ports of the above areas must use fuel containing 0.5 percent sulphur or less.

From January 1, 2018, vessels at berth in all ports in the ECAs must use fuel containing 0.5 percent sulphur or less.

From January 1, 2019, vessels entering the ECAs must use fuel containing 0.5 percent sulphur or less.

Before December 31, 2019, an assessment will be carried out by the Chinese authorities with a view to taking one or more of the following actions:

•	Reducing the maximum sulphur content to 0.1 percent of vessels entering the ECAs;
•	Expanding the geographical size of the emission control areas;
•	Considering further control measures.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.
On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC in July 2011, entered into force. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels.  The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018.  In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2011, the European Commission developed a strategy to reduce greenhouse gas emissions. As a first step, large ships using EU ports will be from 2018 required to report their verified annual emissions and other relevant information. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labor Organization
The International Labor Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). ILO MLC 2006 was fully implemented on August 20, 2013. All vessels above 500 gross tons are required to undergo surveys, carry a MLC certificate (Maritime Labor Certificate) and DMLC document (Declaration of Maritime Labor Compliance). Full implementation requires maintaining the accommodation and working conditions on board vessels to a certain minimum standard with a strict control of working hours of the crew, records regarding crew working hours, accommodation hygiene and crew complaints are to be kept on board. This may expose the vessels to additional port state control inspections with risk of detentions if deficiencies are detected.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•	a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.
Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.
Safety of Navigation
Amendments to SOLAS Chapter V Regulation 19 that were adopted by the IMO on June 5, 2009, in Resolution MSC.282(86).
This requires a Bridge Navigational Watch Alarm System (BNWAS) to be fitted on all types of ships in a phased manner depending on the type, build date and size of the ship. Cargo ships of 150 gross tonnage and upwards and passenger vessels were the first to be fitted with BNWAS. All other vessels of 3000 GRT and above, before July 1, 2012, 500 GRT and above before July 1, 2013, and 150 GRT and above before July 1, 2014. We have installed a BNWAS in all our vessels, as required by the applicable regulations.
SOLAS V/19.2.10.6, requires all existing vessels to be fitted with ECDIS ( Electronic Chart Display and Information  Systems) to be installed on all vessels in a phased manner depending on the type and size of the vessel. Existing tankers greater than 3000GT are required to be fitted with ECDIS after 1st Jul 2015. Existing cargo ships Greater than 50000GT are required to be installed with ECDIS by 1st July 2016. existing cargo ships greater than 20000GT but less than 50000GT are required to be fitted with ECDIS by 1st July 2017. Ships Greater than 10000GT the requirement starts from 1st July 2018. The above rule also requires navigation staff to be trained and certified in the use of ECDIS systems.
SOLAS II-2/1.2.5 amendment requires all vessels carry self-contained breathing apparatuses for fire man's outfit, to be filled with low volume alarms. This requirement came into force on July 1, 2014 and has to be complied with by July 1, 2019.
A new SOLAS III/1.5 rule requires, at the latest by the first dry docking after July 1, 2014, that all vessels existing lifeboat on-load release mechanisms not currently complying with new paragraphs 4.4.7.6.4 to 4.4.7.6.6 (hook stability, locking devices and hydrostatic interlock) of the LSA code to be replaced with equipment complying with the amended Code. This requires all conventional life boats on load release mechanisms to be examined by specialist companies for compliance, and replacing hooks and associated mechanisms with new compliant designs.
Inspection by Classification Societies
Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and / or to the regulations of the country concerned.
For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed are required to be performed as follows:
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the second or third annual survey.
Special Surveys. Special surveys, also known as class renewal surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, every four or five years, depending on whether a grace period was granted or not, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned survey regime which is uniform for all International Association of Classification Societies (IACS) members.
Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2016	3	2016	4
2017	5	2017	3
2018	2	2018	4
2019	5	2019	4
2020	3	2020	3

Note: Maximum range period date has been considered.
All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015. All our oceangoing vessels are certified as being "in class".
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps and the liabilities arising from owning and operating vessels in international trade.
We believe that we maintain insurance coverage against various casualty and liability risks associated with our business that we consider to be adequate based on industry standards and the value of our fleet, including hull and machinery and war risk insurance, loss of hire insurance at certain times for certain vessels, protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution, strike covers for certain vessels and other customary insurance. While we believe that our present insurance coverage is adequate, we cannot guarantee that all risks will be insured, that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at commercially reasonable rates or at all.
Hull and Machinery and War Risk Insurance
We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for our wholly-owned and bareboat chartered vessels. At times, we also obtain for part of our fleet increased value coverage and additional freight insurance during periods of improved market rates, where applicable. This increased value coverage and additional freight coverage entitles us, in the event of total loss of a vessel, to some recovery for amounts not otherwise recoverable under the hull and machinery policy. When we obtain these additional insurances, our vessels will each be covered for at least their fair market value, subject to applicable deductibles (and some may include limitations on partial loss). We cannot assure you, however, that we will obtain this additional coverage on the same or commercially reasonable terms, or at all, in the future.
Loss of Hire
We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles, which generally range between the first 14 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing insurance market rates.

Strike Insurance
Some of our vessels are covered for loss of time due to strikes (on board and in some cases on shore and on board). This insurance is taken with the Strike Club who also insures a portion of the loss of hire deductibles of some of our vessels in case of collision, striking a fixed or floating object, grounding or stranding, injury, death, contraband, pollution, desertion and action of authorities and some others. There can be no assurance that we will be able to renew these policies at comparable rates or at all.
Protection and Indemnity Insurance
Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels to approximately $7.5 billion with the exception of i) oil pollution liability, which is limited to $1.0 billion per vessel per incident, ii) liability to passengers, which is limited to $2.0 billion and iii) liability to Passengers and Seaman, which is limited to $3.0 billion.
This protection and indemnity insurance coverage is provided by protection and indemnity associations, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. The P&I Clubs in which our vessels are entered are currently members of the International Group of P&I Associations, or the International Group and are reinsured themselves and through the International Group in Lloyds of London and other first class reinsurance markets. We may be subject to supplementary calls based on each Club's yearly results. Similarly, the same P&I Clubs provide freight demurrage and defense insurance which, subject to applicable deductibles, covers all legal expenses in case of disputes, arbitrations and other proceedings related to our oceangoing vessels.
C.            ORGANIZATIONAL STRUCTURE
Ultrapetrol (Bahamas) Limited is a company organized and registered as an International Business Company in the Commonwealth of the Bahamas since December 23, 1997.
Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Ultrapetrol (Bahamas) Limited	Bahamas
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	100.00%
Amber Shipping Inc.	Panama	100.00%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc.	Panama	100.00%
Brinkley Shipping Inc.	Panama	100.00%
Boise Trading Inc.	Panama	100.00%
Cedarino S.A.	Spain	100.00%
Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain S.A.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Ltd.	Bahamas	100.00%
Fulton Shipping Inc.	Panama	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc.	Panama	100.00%
Hallandale Commercial Corp	Panama	100.00%
Hanford Shipping Inc.	Panama	100.00%
Havekost S.A.	Uruguay	100.00%
Ingatestone Holdings Inc.	Panama	100.00%
Jura Shipping Inc.	Panama	100.00%
Lewistown Commercial Corp.	Panama	100.00%
Leeward Shipping Inc.	Panama	100.00%
Linford Trading Inc.	Panama	100.00%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc.	Panama	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Naviera del Sud S.A.	Argentina	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	100.00%
Padow Shipping Inc.	Panama	100.00%
Palmdeal Shipping Inc.	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Powtec S.A.	Uruguay	100.00%
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	100.00%
Ravenscroft Holdings Inc.	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd.	Bahamas	100.00%
Ravenscroft Ship Management Ltd.	UK	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%
Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd.	Bahamas	100.00%
Ship Management Services Inc.	Florida	100.00%
Springwater Shipping Inc.	Panama	100.00%
Stanyan Shipping Inc.	Panama	100.00%
Tecnical Services S.A.	Uruguay	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	100.00%
Tuebrook Holdings Inc.	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	100.00%
UP Offshore (Panama) S.A.	Panama	100.00%
UP Offshore (UK) Ltd.	UK	100.00%
UP Offshore Apoio Maritimo Ltda.	Brazil	100.00%
UP Offshore Uruguay S.A.	Uruguay	100.00%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc.	Panama	100.00%
Yataity S.A.	Paraguay	100.00%
Zubia Shipping Inc.	Panama	100.00%

(1)	Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

D.	PROPERTY, PLANT AND EQUIPMENT
Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.
In addition we own two repair facilities, one in Pueblo Esther, Argentina, where we operate a floating drydock and another one in Chaco-I, Paraguay, which also serves as a fleeting facility. We own a new shipyard for building barges or other vessels in Punta Alvear, Argentina, one grain loading terminal and 50% joint venture on a second terminal in Paraguay (the latter of which can also load and discharge liquid cargos such as vegetable oils and petroleum products). We also own land large enough for the construction of two further terminals in Argentina.
We rent offices in Argentina, Brazil, Paraguay and the United Kingdom.

ITEM 4A – UNRESOLVED STAFF COMMENTS
None.
ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with the information included under the caption "Selected Financial Data," our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements. For a discussion of the accuracy of these statements please refer to the section of this report titled "Cautionary Statement Regarding Forward Looking Statements" that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" in Item 3.D of this report and elsewhere in this annual report. The debt negotiations with our lenders discussed in Section B. "Liquidity and Capital Resources" below raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and the results of operations discussion of this section do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
A.	OPERATING RESULTS
Our Company
We are an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels.
•	Our River Business, with 681 barges (of which 24 are under lease) and 34 pushboats as of December 31, 2015, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 54% of world soybean production in 2016, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America, and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party. Finally, we own an additional transshipment unit to transfer cargo between barges.
•	Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of December 31, 2015, our Offshore Supply Business fourteen-vessel fleet consisted of thirteen Platform Supply Vessels, or PSVs, and one ROV (Remotely Operated Vehicle) Support Vessel, or RSV. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked) and two remained laid-up in the North Sea while being tendered for long term charters with Petrobras. On September 9, 2015, we received notification from Petrobras regarding the early termination of the contracts of UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy this situation, including negotiations with Petrobras and employment in other offshore markets. Lastly, our RSV UP Coral has entered into its six-year contract with Petrobras on August 5, 2015.
•	Our Ocean Business, as of December 31, 2015, owned three ocean-going vessels and bareboat chartered two more that we regularly employ in the South American coastal trade where we have preferential rights and customer relationships. The fleet is comprised of three Product Tankers (two of which are under lease) and two container feeder vessels. On March 25, 2015, we bareboat chartered Mentor for 3 years, which entered into a time charter with Petrobras on July 1, 2015. On May 13, 2015, and June 15, 2015, respectively, we sold our Product Tankers Amadeo and Miranda I. In addition, our Product Tanker Alejandrina completed its last charter on September 18, 2015, and was sold on January 28, 2016.
Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2015

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the nonperformance of a barge construction contract has decided not to appeal the arbitration award issued on December 23, 2014, in favor of our subsidiary in which $1.9 million were awarded on account of damages plus interests and costs. On December 15, 2015, the Company entered into a final agreement with the former customer for a final amount of $2.3 million, of which $0.6 million was collected during the year ended December 31, 2015, and the balance is due to be collected in monthly installments of $0.2 million, beginning in January 2016.

On January 25, 2015, our UP Opal commenced its recently awarded four-year charter at $31,000 per day with Petrobras.
On March 3, 2015, our UP Turquoise commenced its recently renewed four-year charter at $30,350 per day with Petrobras, which is the same rate as its previous charter.
On March 11, 2015, the period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business expired.
On March 25, 2015, we bareboat chartered the Product Tanker Mentor for 3 years.
On April 25 and 29, 2015, respectively, our two PSVs operating in the UK North Sea, UP Agate and UP Jasper, were laid-up on account of weak spot rates in the region. These two vessels are being offered at Petrobras tenders.
On May 6, 2015, our Product Tanker Alejandrina was placed back into service on a 4-month time charter (extendable for an additional 2 months at the charterer's option) with a non-related third party. Such charter finalized on September 18, 2015, and has remained laid-up thereafter.
On May 13, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker Amadeo for $3.2 million. This vessel was subsequently delivered to buyers on May 29, 2015.
On May 21, 2015, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard a set of six newbuilt tank barges to a third party.
On June 3, 2015, we drew down $20.0 million related to the $40.0 million reducing, revolving credit facility with DVB.
On June 15, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker Miranda I for $0.8 million. This vessel was subsequently delivered to buyers on July 16, 2015.
On July 1, 2015, the bareboat chartered Product Tanker, Mentor, entered into its 3-year time charter with Petrobras.
On July 29, 2015, we appointed Raul Sotomayor to our Board of Directors following the resignation of Rodrigo Lowndes. Mr. Sotomayor is a Senior Partner of Southern Cross with extensive regional and logistics experience.
On August 5, 2015, our RSV UP Coral entered into its six-year contract with Petrobras.
On August 25, 2015, the Company received notice from the NASDAQ Stock Exchange ("NASDAQ") indicating that the Company's common stock is not in compliance with NASDAQ's continued listing standard requiring a minimum closing bid price of at least $1.00 per share over the preceding 30 consecutive business days.
On September 9, 2015, we received notification from Petrobras regarding the early termination of contracts for three of our non-Brazilian flag platform supply vessels UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy the situation, including negotiations with Petrobras and employment in other offshore markets.
On September 17, 2015, we drew down $3.2 million corresponding to the second advance of our UP Coral in respect of the Loan Agreement with DVB and NIBC.
On September 18, 2015, we drew down $8.8 million related to the $40.0 million reducing, revolving credit facility with DVB.
On October 20, 2015, we engaged a financial advisor to explore strategic alternatives.
On October 28, 2015, the three-year term employment contracts and consultancy agreements of two of our officers expired. One of these officers entered into a new employment contract on October 29,2015, for the term of one year.
On November 17, 2015, we appointed Sebastián Villa to our Board of Directors. Mr. Villa is a Senior Partner of Southern Cross and a member of the Executive Committee of Southern Cross Group.
On December 11, 2015, we appointed Eduardo Ojea Quintana, a current member of our Board of Directors, Chairman of the Board, replacing Horacio Reyser, who resigned as Chairman of the Board and as Director.
On December 15, 2015, we announced that the Company decided not to make the $10.0 million interest payment due December 15, 2015, on its outstanding 2021 Notes. As a result, the 30-day grace period for the Company to make such repayment began on that date. Additionally, the Company announced that it decided not to make the $6.5 million interest and principal repayments on the other loan facilities related to the Company's River Business, but subsequently made such payments on December 21, 2015.

Recent Developments
On January 11, 2016, we signed forbearance agreements through March 31, 2016, with lenders to certain of the Company's subsidiaries in its Offshore Supply Business.
On January 13 and January 14, 2016, we prepaid $1.8 million and $2.5 million of the outstanding balances under the senior loan facilities related to our subsidiaries Linford Trading Inc. and Ingatestone Holdings Inc., respectively, pursuant to the forbearance agreements signed with the lenders of these subsidiaries.
On January 15, 2016, the 30-day grace period to make the $10.0 million interest payment related to outstanding 2021 Notes expired.
On January 15, 2016, we signed forbearance agreements through March 31, 2016, with IFC and OFID regarding loan facilities related to the Company's River Business.
On January 28, 2016, we entered into a MOA whereby we agreed to sell out Product Tanker Alejandrina for $4.9 million. This vessel was subsequently delivered to buyers on March 7, 2016.Concurrently, on that same date, we fully repaid $2.9 million corresponding to the outstanding balance of our senior loan facility with Natixis.
On January 29, 2016, the Company announced that, as a result of its negotiations with advisors representing in excess of 85% of the holders of the Company's 2021 Notes, the Company reached a forbearance agreement through March 31, 2016 (the "Bondholder Forbearance Agreement"). This agreement provides for the appointment of two new, independent directors, as well as but not limited to the formation of a special committee that will explore restructuring options and make recommendations to the Company's Board of Directors. Among such recommendations are the standalone restructuring proposal and/or selling the River Business segment.
On February 9, 2016, in accordance with the Bondholder Forbearance Agreement, the Company closed a consent solicitation that resulted holders of $223,348,000 aggregate principal amount of the Notes, representing approximately 99.27% percent of the 2021 Notes outstanding, consenting to the Forbearance Agreement. Accordingly, each holder that submitted a Forbearance Form received $8.954635 per $1,000 in aggregate principal amount of 2021 Notes held.
On February 9, 2016, the Company received notice from NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard for the NASDAQ Global Select Market requiring a minimum market value of publicly held shares of $5,000,000 for the preceding 30 consecutive business days. Effective February 23, 2016, the Company's stock was listed on the NASDAQ Capital Market, rather than on the NASDAQ Global Select Market. By transferring to the NASDAQ Capital Market, the Company regained compliance with the continued listing standard for the minimum required market value of its publicly held shares. Also in connection with the Company's move to the NASDAQ Capital Market, NASDAQ has extended the period during which the Company must come into compliance with the minimum bid price per share requirement through August 22, 2016. If at any time during that period, the closing bid price of the Company's common stock is at least $1.00 per share for a minimum of ten consecutive business days, compliance will be regained and the matter will be closed. Ultrapetrol intends to regain compliance with this continued listing standard by bringing the share price back to at least $1.00 within the prescribed timeframe and will consider a range of available options to ensure full compliance with the continued listing standards of the NASDAQ Capital Market.
On February 11, 2016, Mr. Barry W. Ridings and Mr. John C. Wobensmith joined the Company's Board of Directors, pursuant to the Bondholder Forbearance Agreement. As a result of these appointments, the Board's membership increased to seven and the Special Committee was formed. The Special Committee shall, among other things, explore and make recommendations to the Board of Directors of the Company in connection with a potential restructuring of the Company.
On April 5, 2016, the Company announced that it reached an agreement with its secured lenders to extend its existing forbearance agreements through April 30, 2016.
Factors Affecting Our Results of Operations
We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. We do not have significant inter-segment transactions.
Revenues
In our River Business, we currently contract for the carriage of cargoes, mostly under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties except for the sale of 24 barges to a third party which are then leased back to us. In that case, neither net revenues nor manufacturing expenses are recognized and the net result from the sale of those barges is deferred in time throughout the term of the lease. Finally, under our transshipment service agreement, we will recognize revenues per ton upon completion of loading of the oceangoing vessels.

In our Offshore Supply Business, we contract a substantial portion of our capacity under time charters to charterers in Brazil. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa or anywhere in the world.
In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.
Time Charter (TC)
•	We derive revenue from a daily rate paid for the use of the vessel and
•	the charterer pays for all voyage expenses, including fuel and port charges.
Contract of Affreightment (COA)
•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo and
•	we pay for all voyage expenses, including fuel and port charges.
Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.
Time charter revenues accounted for 49% of the total revenues derived from transportation services in 2015 and COA revenues accounted for 51%. With respect to COA revenues derived from transportation service in 2015, 96% were in respect of repetitive voyages for our regular customers and 4% were in respect of single voyages for occasional customers.
Our river container vessels are paid on a rate based on each container shipped, expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.
In our River Business, demand for our cargo carrying services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.
In our Offshore Supply Business, we currently have our RSV and eight of our PSVs operating under long-term charters with Petrobras (one of which is currently blocked) in Brazil. Three from our remaining vessels are currently laid-up in Brazil and two in the North Sea. We are exploring alternative courses of action for these vessels, including negotiations with Petrobras. Petrobras current situation may result in it having to cut back on its capital expenditure plans. Such reduction could adversely affect the amount of exploration and production undertaken by Petrobras, which in turn could negatively affect our PSV and RSV operations in Brazil and our results of operations. We believe that Petrobras' capital expenditure plans will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa or anywhere in the world
In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2015.
Expenses
Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs.
In addition to the vessel operating expenses, our other primary operating expenses in 2015 included general and administrative expenses related to ship management and administrative functions.
In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil, which are fully covered by us.
In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service, and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.
Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, where we operate one floating dry dock, a shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, one grain loading terminal and 50% of a second terminal in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.
Through our Offshore Supply Business, we hold a lease for office and warehouse space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold subleases to additional office space at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.
Foreign Currency Transactions
Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and revenues. We are also exposed to exchange rate risk on the portion of our balances denominated in currencies other than the U.S. dollar, such as tax credits in various tax jurisdictions in South America.
During 2015, 94% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2015, 5% of our revenues were denominated and collected in Brazilian reais and 1% were denominated and collected in British pounds. However, 41% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2015 significant amounts of our expenses were denominated in U.S. dollars and 42% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.
Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction. The average exchange rate of 2015 of the Argentine peso to the U.S. dollar devalued approximately 14% as compared to the average exchange rate of 2014. Similarly, the average exchange rate of 2015 of the Brazilian real to the U.S. dollar devalued approximately 42% as compared to the average exchange rate of 2014.
Foreign currency exchange gains (losses), net are included as a component of other expenses, net in our consolidated financial statements.
Inflation, Interest Rates and Fuel Price Increases
Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.
If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market could widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. After the financial crisis which began in 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
As of December 31, 2015, we had $48.9 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.
As of December 31, 2015, the Company had $14.6 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $14.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $15.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2015, the Company had $6.0 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.
Additionally, as of December 31, 2015, the Company had variable rate debt (due 2015 through 2021) totaling $125.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2015, the weighted average interest rate on these borrowings was 3.4%, including margin.
A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.
We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to protect us against fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.
In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' account.
In our Ocean Business, for those vessels that operate under time charters, increases on bunker (fuel oil) costs do not have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed bunker cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variations in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.
In our container feeder service, the operation of our two container feeder vessels, Asturiano and Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.
Seasonality
Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Results of Operations
Year Ended December 31, 2015, Compared to Year Ended December 31, 2014.
The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year Ended December 31,
	2015	2014	Percent Change
Revenues
Attributable to River Business	$172,565	$175,110	-1%
Attributable to Offshore Supply Business	107,094	119,581	-10%
Attributable to Ocean Business	67,818	68,984	-2%
Total revenues	347,477	363,675	-4%

Voyage and manufacturing expenses
Attributable to River Business	(73,946)	(90,773)	-19%
Attributable to Offshore Supply Business	(5,074)	(6,879)	-26%
Attributable to Ocean Business	(25,848)	(21,433)	21%
Total voyage expenses	(104,868)	(119,085)	-12%

Running costs
Attributable to River Business	(56,252)	(61,445)	-8%
Attributable to Offshore Supply Business	(44,950)	(52,318)	-14%
Attributable to Ocean Business	(36,030)	(34,754)	4%
Total running costs	(137,232)	(148,517)	-8%

Amortization of drydocking and intangible assets	(9,860)	(7,537)	31%
Depreciation of vessels and equipment	(41,272)	(45,880)	-10%
Loss on write-down of vessels, goodwill and intangible assets	(8,030)	(10,511)	-24%
Administrative and commercial expenses	(48,292)	(47,081)	3%
Other operating income, net	1,859	1,597	16%
Operating (loss) profit	(218)	(13,339)	-98%

Financial expense	(36,079)	(35,097)	3%
Financial loss on extinguishment of debt	--	--	--%
Foreign currency exchange (losses) gains, net	(4,820)	2,089	--%
Investment in affiliates	(817)	(1,056)	-23%
Other, net	240	192	25%
Total other expenses	(41,476)	(33,872)	22%
(Loss) before income tax	$(41,694)	$(47,211)	-12%
Income tax expenses	(6,310)	(5,065)	25%
Net loss attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	-8%

Revenues. Total revenues from our River Business decreased 1% from $175.1 million in 2014 to $172.6 million in 2015. This $2.5 million decrease is mainly attributable to a $8.4 million decrease in revenues from river operations mostly related to lower average freight rates, and a $0.3 million decrease in other revenues; partially offset by a $4.5 million increase in revenues from our Parana Iron transfer and storage unit which started operations on May 13, 2014, a $0.8 million increase in revenues from our time charter with Vale, and a $0.8 million increase related to the barges constructed at our yard in Punta Alvear sold to third parties during 2015, as compared to 2014.

Total revenues from our Offshore Supply Business decreased by 10% from $119.6 million in 2014 to $107.1 million in 2015. This $12.5 million decrease is primarily attributable to a combined $11.5 million decrease related to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda, an $8.6 million decrease in revenues of our UP Jasper and UP Agate related to their lay up in the North Sea on account of low average spot rates, a $2.9 million decrease in revenues related to the blocking of our UP Turquoise, and a $2.0 million decrease in revenues of the rest of our PSV fleet (excluding UP Opal) related to an average 42% devaluation of the Brazilian real between 2014 and 2015; partially offset by a $12.5 million combined increase in revenues of our RSV UP Coral and UP Opal, which entered into long-term charters with Petrobras on August 5, 2015 and January 25, 2015, respectively, as compared to their operation in the North Sea during the same period last year.
Total revenues from our Ocean Business decreased $1.2 million, from $69.0 million in 2014 to $67.8 million in 2015. This decrease is mainly attributable to a $6.4 million decrease in revenues of our Amadeo which was sold and delivered to buyers on May 29, 2015, to a $3.4 million decrease of our Miranda I which was sold and delivered to buyers on July 16, 2015, and to a $1.7 million decrease of our Alejandrina which operated from May 2015 until September 2015 and was laid-up thereafter; partially offset by $4.8 million increase of our Mentor which entered operation on July 1, 2015, to a $4.3 million increase mainly related to a better performance from our container feeder business and a $1.3 million increase related to our Austral mainly attributable to its drydock during the third quarter of 2014.
Voyage and manufacturing expenses. In 2015, voyage and manufacturing expenses of our River Business were $73.9 million, as compared to $90.8 million for 2014, a decrease of $16.9 million, or 19%. This decrease is mainly attributable to a combined $18.4 million decrease related to lower fuel prices and lower voyage expenses derived from the new operational model implemented in 2015 (we transitioned from a complex hub-and-spoke system to a point-to-point system); partially offset by a $1.6 million increase related to the manufacturing expenses incurred in the construction of barges sold to third parties.
In 2015, voyage expenses of our Offshore Supply Business were $5.1 million, as compared to $6.9 million in 2014. This decrease of $1.8 million, or 26%, is primarily attributable to a $2.6 million decrease mainly related to positioning costs of our UP Agate, UP Coral and UP Opal during 2014 and a combined $1.1 million decrease in voyage expenses in the rest of our PSV fleet (excluding our UP Rubi) related to an average 42% devaluation of the Brazilian real between 2014 and 2015; partially offset by a $1.8 million increase related to the payment to a contractor of our RSV UP Coral.
In 2015, voyage expenses of our Ocean Business were $25.8 million, as compared to $21.4 million for 2014, an increase of $4.4 million, or 21%. This increase is primarily attributable to a $3.1 million increase related to start-up costs and voyage expenses of our Mentor, and a $2.0 million increase mainly due to other voyage expenses (such as port expenses and terminal handling charges) and logistics expenses related to our Asturiano and our Argentino; partially offset by a $0.6 million combined decrease related to lower bunker costs of our Asturiano and our Argentino on account of lower fuel prices, and a $0.2 million decrease related to our Amadeo and Miranda I, which were sold and delivered to buyers on May 29 and July 16, 2015, respectively.
Running costs. In 2015, running costs of our River Business were $56.3 million, as compared to $61.4 million in 2014, a decrease of $5.1 million, or 8%. This decrease is mainly attributable to a $6.7 million decrease in maintenance costs related to our pushboat and barge fleet and a $3.6 million decrease in running costs related to our 4 convoys chartered to Vale on account of lower utilization during 2015 compared to 2014 and a $0.3 million decrease in other running costs of our pushboat fleet; partially offset by a $3.9 million increase related to crew costs mainly on account of severance payments and $1.4 million increase in running costs related to our Parana Iron.
In 2015, running costs of our Offshore Supply Business were $45.0 million, as compared to $52.3 million in 2014, a decrease of $7.3 million, or 14%. This decrease in running costs is primarily attributable to $4.5 million decrease in costs of most of our PSVs mainly related to the devaluation of the Brazilian real, a $2.2 million decrease of our UP Jasper and UP Agate related to their lay up in the North Sea due to low average spot rates, a $2.1 million combined decrease mainly related to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda, and a $1.0 million decrease related to the blocking of our UP Turquoise; partially offset by a $2.4 million increase in costs related to our RSV UP Coral and UP Opal which entered into long-term charters with Petrobras on August 5, 2015, and January 25, 2015, respectively, as compared to their operation in the North Sea during 2014.
In 2015, running costs of our Ocean Business were $36.0 million, as compared to $34.8 million in 2014, an increase of $1.2 million, or 4%. This increase resulted mainly from a $4.8 million increase related to our Mentor which entered into a time charter with Petrobras on July 1, 2015, and to a combined $2.7 million increase in crew costs related to our Asturiano, Argentino and Austral attributable to inflationary pressure in local currency not compensated by a devaluation of the exchange rate; partially offset by a $5.1 million decrease in crew and maintenance costs related to our Amadeo and Miranda I, which were sold and delivered to buyers on May 29 and July 16, 2015, respectively, and by a $1.1 million decrease related to the partial operation of our Alejandrina, which ended its last employment on September 18, 2015.
Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2014 was $7.5 million, as compared to $9.9 million in 2015, an increase of $2.4 million, or 31%. This increase is primarily attributable to a $1.2 million increased level of amortization of drydocking of some of our pushboats and barges and a $0.5 million increased level of amortization of drydocking of our Parana Iron transfer and storage unit, in our River Business; by a combined $1.2 million increased level of amortization of drydock of our PSV fleet, in our Offshore Supply Business; by a combined $0.4 million increase in the level of amortization of drydock of our Alejandrina and our Mentor, in our Ocean Business; partially offset by a $0.6 million decreased level of amortization of drydock of our Amadeo and our Miranda I, which were sold and delivered to buyers on May 29 and July 16, 2015, respectively, and by a $0.3 million decrease in the level of amortization of drydocking of our Argentino.

Depreciation of vessels and equipment. Depreciation of vessels and equipment was $41.3 million in 2015 as compared to $45.9 million in 2014. This $4.6 million decrease is mainly attributable to a $3.2 million decrease related to our barge fleet due to a onetime loss event recorded in the fourth quarter of 2014 that did not repeat in 2015, a combined $2.2 million decrease related to the sale of our Amadeo, Miranda I and Alejandrina on May 13, 2015, July 15, 2013 and January 28, 2016, respectively, and a $0.8 million decrease in depreciation of our Parana Iron; partially offset by a $1.1 million increase related to our pushboat fleet and a $0.6 million combined increase relate to our UP Opal, UP Coral and UP Agate.
Loss on write-down of vessels, goodwill and intangible assets. The $8.0 million write-down amount for 2015 mainly corresponds to a $5.6 million impairment charge of goodwill and intangible assets related to Ravenscroft on account of the discontinuation of our ship management operation and a $2.4 million loss of our Alejandrina, which completed its last charter on September 18, 2015, and was sold on January 28, 2016, in order to write down the carrying amount to its estimated fair value.

Administrative and commercial expenses. Administrative and commercial expenses were $48.3 million in 2015 as compared to $47.1 million in 2014, resulting in an increase of $1.2 million, or 3%. This variation is primarily attributable to an aggregate $3.6 million increase related to provisions for legal and tax claims, a $1.6 million increase related to severance payments of two company officers according to their employment and consulting agreements termination clauses, and by inflation-related wage increases not compensated by an equivalent devaluation in some of our subsidiaries, mainly in Argentina; partially offset by the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses for $5.7 million in 2014.

Other operating income, net. Other operating income increased from $1.6 million in 2014 to $1.9 million in 2015. This $0.3 million difference is primarily driven by a $2.1 million increase mainly related to the favorable outcome of an arbitration initiated by one of our subsidiaries in January 2013 associated to a barge construction agreement entered in 2011 with a third party; partially offset by a $1.0 million net loss mostly attributable to the sale of our Amadeo on May 13, 2015, a $0.5 million loss of hire compensation of our UP Opal during the second quarter of 2014 and by a $0.3 million combined decrease mainly attributable to loss of hire compensations related to our Asturiano and our Austral during 2014.
Operating (loss) profit. Operating loss for 2015 was $0.2 million (which includes a loss of $8.0 million related to write-down of vessels, goodwill and intangible assets in our Ocean Business), which represents a loss decrease of $13.1 million from an operating loss of $13.3 million in 2014 (which includes an impairment charge of $10.5 million in our Ocean Business and a $5.7 million loss associated to the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses). This loss decrease is mainly attributable to a $19.9 million decrease in our River Business operating loss of $30.0 million in 2014 to $10.1 million in 2015; partially offset by a $4.5 million decrease in the operating profit of our Offshore Supply Business from $29.0 million in 2014 to $24.5 million in 2015, and a $2.3 million increase in operating loss of our Ocean Business from $12.3 million in 2014 to $14.6 million in 2015.
Financial expense. Financial expense increased by $1.0 million from $35.1 million in 2014 to $36.1 million in 2015. This variation is mostly explained by $2.1 million increase in debt renegotiation costs incurred during 2015; partially offset by a $1.0 million combined decrease in interest expense on our long-term debt and commitment fees.
Foreign currency exchange gains (losses), net. Foreign currency exchange loss for 2015 was $4.8 million as compared to a $2.1 million gain in 2014. This $6.9 million variation is mainly attributable to lower cash foreign currency exchange gains in some of our subsidiaries and to losses generated by the effect of our exposure to the fluctuation in the value of local currencies mostly related to the devaluation of the Brazilian real and the Argentine peso during 2015.
Income taxes (expenses) benefit. Income tax expense for 2015 was $6.3 million, compared to $5.1 million in 2014. This $1.2 million increase is mainly attributable to a $3.7 million increase in the charge related to deferred tax assets and tax on minimum presumed income credit expensed based on the weight of negative available evidence at December 31, 2015 which would not be realized in the future in one of our Argentinean subsidiaries operating in the River and Ocean Businesses and $1.1 million increase in the charge attributable to higher pretax income of other Argentinean subsidiary; partially offset by a $3.6 million decrease in the charge attributable mainly to a lower pretax income in Brazil in our Offshore Supply Business.

Results of Operations
Year Ended December 31, 2014, Compared to Year Ended December 31, 2013.
The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year Ended December 31,
	2014	2013	Percent Change
Revenues
Attributable to River Business	$175,110	$246,798	-29%
Attributable to Offshore Supply Business	119,581	93,154	28%
Attributable to Ocean Business	68,984	71,265	-3%
Total revenues	363,675	411,217	-12%

Voyage and manufacturing expenses
Attributable to River Business	(90,773)	(133,957)	-32%
Attributable to Offshore Supply Business	(6,879)	(4,984)	38%
Attributable to Ocean Business	(21,433)	(22,381)	-4%
Total voyage expenses	(119,085)	(161,322)	-26%

Running costs
Attributable to River Business	(61,445)	(57,851)	6%
Attributable to Offshore Supply Business	(52,318)	(40,513)	29%
Attributable to Ocean Business	(34,754)	(37,792)	-8%
Total running costs	(148,517)	(136,156)	9%

Amortization of drydocking and intangible assets	(7,537)	(3,582)	110%
Depreciation of vessels and equipment	(45,880)	(38,953)	18%
Loss on write-down of vessels	(10,511)	--	--
Administrative and commercial expenses	(47,081)	(41,730)	13%
Other operating income, net	1,597	5,692	-72%
Operating (loss) profit	(13,339)	35,166	--

Financial expense	(35,097)	(33,551)	5%
Financial loss on extinguishment of debt	--	(5,518)	--
Foreign currency exchange gains, net	2,089	18,849	-89%
Investment in affiliates	(1,056)	(520)	103%
Other, net	192	92	109%
Total other income (expenses)	(33,872)	(20,648)	64%
(Loss) Income before income tax	$(47,211)	$14,518	--
Income tax expenses	(5,065)	(6,597)	-23%
Net income attributable to noncontrolling interest	--	553	--
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	--
Revenues. Total revenues from our River Business decreased 29% from $246.8 million in 2013 to $175.1 million in 2014. This $71.7 million decrease is mainly attributable to a $49.6 million decrease related to 48 barges constructed at our Punta Alvear yard sold in 2013 as compared to twelve in 2014, and to a $48.0 million decrease in revenues from river operations related to a 28% decrease in net tons transported in 2014 as compared to 2013; partially offset by a $16.1 million increase on account of the time charter of 100 of our barges and four pushboats to Vale and by a $9.8 million increase in revenues from the operation of our Parana Iron transfer and storage unit which started operations on May 13, 2014.

Total revenues from our Offshore Supply Business increased by 28% from $93.2 million in 2013 to $119.6 million in 2014. This $26.4 million increase is primarily attributable to a $16.7 million increase generated by our UP Amber and UP Pearl which commenced their charters with Petrobras on August 1, 2013, and November 25, 2013, respectively, by a $8.6 million increase generated by our UP Agate, UP Coral and UP Opal which commenced operations in the North Sea on April 11, April 25 and May 3, 2014, respectively, a $2.8 million joint increase in revenues of our UP Topazio, UP Diamante and UP Agua-Marinha mainly attributable to their contract renewals at higher rates; partially offset by a $1.5 million decrease in revenues from our UP Jasper related to lower spot rates in the North Sea.
Total revenues from our Ocean Business decreased $2.3 million, from $71.3 million in 2013 to $69.0 million in 2014. This decrease is mainly attributable to a $2.2 million decrease in revenues of our Alejandrina which has been laid up after ending its last employment in September 2014, to a combined $1.7 million decrease in revenues of our container feeder vessels Asturiano and Argentino mainly associated to lower operating days of our Asturiano; partially offset by a combined $1.7 million increase in revenues of our Product Tankers Amadeo which had a higher time charter rate and Miranda I which underwent her scheduled drydock during the third quarter of 2013.
Voyage and manufacturing expenses. In 2014, voyage and manufacturing expenses of our River Business were $90.8 million, as compared to $134.0 million for 2013, a decrease of $43.2 million, or 32%. Voyage expenses (excluding manufacturing expenses) decreased $8.0 million or 9%, from $88.3 million in 2013 to $80.3 million in 2014. This decrease is mainly attributable to lower fuel consumption of $13.1 million in 2014 as compared to 2013 mainly attributable to lower volumes carried and to the Vale time charter; partially offset by increases in voyage expenses (other than fuel) of $5.2 million (which includes increases in third party port pushboats hire, our terminals and the operation of our transshipment stations). Manufacturing expenses decreased by $35.2 million or 77%, from $45.7 million to $10.5 million in 2014. This decrease is mainly attributable to only twelve barges built and sold for third parties in our Punta Alvear yard in 2014, as compared with 58 barges in 2013.
In 2014, voyage expenses of our Offshore Supply Business were $6.9 million, as compared to $5.0 million in 2013. This increase of $1.9 million, or 38%, is primarily attributable to a $3.4 million increase related to the positioning costs of our UP Agate, UP Coral and UP Opal in 2014; partially offset by a $1.5 million combined decrease related to the positioning of our UP Amber and UP Pearl in 2013.
In 2014, voyage expenses of our Ocean Business were $21.4 million, as compared to $22.4 million for 2013, a decrease of $1.0 million, or 4%. This decrease is primarily attributable to our feeder container vessels on lower operating days of our Asturiano.
Running costs. In 2014, running costs of our River Business were $61.4 million, as compared to $57.8 million in 2013, an increase of $3.6 million, or 6%. This increase is mainly attributable to a $2.7 million increase resulting from the operation of our Parana Iron transfer and storage unit which started operations on May 13, 2014, and to a $0.9 million increase in other running costs.
In 2014, running costs of our Offshore Supply Business were $52.3 million, as compared to $40.5 million in 2013, an increase of $11.8 million, or 29%. This increase in running costs is primarily attributable a $7.4 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal, to a $2.5 million increase related to our UP Amber and UP Pearl which were delivered from the yard on January 30, and August 12, 2013, respectively, and to a $1.8 million increase in maintenance costs of our PSV fleet.
In 2014, running costs of our Ocean Business were $34.8 million, as compared to $37.8 million in 2013, a decrease of $3.0 million, or 8%. This decrease resulted mainly from a decrease in crew costs on our ocean fleet related to the devaluation of the local currency in Argentina that occurred in the first quarter of 2014 which resulted in a combined $1.9 million decrease in running costs of our Product Tankers and to a joint decrease of $1.1 million in running costs of our vessels Asturiano and Argentino.
Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2013 was $3.6 million, as compared to $7.5 million in 2014, an increase of $3.9 million, or 110%. This increase is primarily attributable to a $1.7 million increased level of amortization of drydocking of some of our pushboats and barges and to a $1.0 million increased level of amortization of drydocking of our Parana Iron transfer and storage unit, in our River Business; by a combined $0.9 million increased level of amortization of drydock of our PSV fleet, in our Offshore Supply Business; and by a $0.7 million increased level of amortization of drydock of our Asturiano in our Ocean Business; partially offset by a $0.4 million decreased level of amortization of drydock of our Product Tankers, in our Ocean Business.
Depreciation of vessels and equipment. Depreciation of vessels and equipment was $45.9 million in 2014 as compared to $39.0 million in 2013. This $6.9 million increase is mainly attributable to a $3.6 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013, to a $1.8 million increase related to our pushboats and barges, to a $0.9 million increase related to the delivery of our UP Amber and UP Pearl from the yard in India on January 30, 2013, and August 12, 2013, and to a $0.5 million increase in depreciation attributable to our Parana Iron.
Loss on write-down of vessels. The $10.5 million write-down amount for 2014 corresponds to a $5.6 million impairment charge of our Alejandrina and to a $4.9 million impairment charge of our Miranda I.
Administrative and commercial expenses. Administrative and commercial expenses were $47.1 million in 2014 as compared to $41.7 million in 2013, resulting in an increase of $5.4 million, or 13%. This variation is mainly associated to the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses for $5.7 million in 2014.

Other operating income, net. Other operating income decreased $4.1 million from $5.7 million in 2013 as compared to $1.6 million in 2014. This difference is mainly related to $2.6 million related to the cancellation of our UP Onyx in 2013, by a $1.4 million favourable arbitration settlement of our UP Topazio in 2013 and by a $1.2 million decrease in export benefits related to lower sales from our barge building activity; partially offset by a $0.5 million loss of hire compensation of our UP Opal during the second quarter of 2014 and by a $0.3 million loss of hire compensation of our Asturiano during the fourth quarter of 2014.
Operating (loss) profit. Operating loss for 2014 was $13.3 million (which includes an impairment charge of $10.5 million in our Ocean Business and a $5.7 million loss associated to the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses), which represents a decrease of $48.5 million from an operating profit of $35.2 million in 2013. This decrease is mainly attributable to a $40.6 million decrease in our River Business operating profit from $10.6 million in 2013 to an operating loss of $30.0 million in 2014 and by a $7.9 million increase in operating loss of our Ocean Business from $4.5 million in 2013 to an operating loss of $12.4 million in 2014, whereas the operating profit of our Offshore Supply Business remained unchanged at $29.1 million.
Financial expense. Financial expense increased $1.5 million to $35.1 million in 2014 as compared to $33.6 million in 2013. This variation is mostly explained by the refinancing of our $180.0 million 2014 Notes with our new $225.0 million 2021 Notes issued on June 10, 2013, and to disbursements on our DVB-NIBC and DVB-NIBC-ABN credit facilities.
Financial loss on extinguishment of debt. Financial loss on extinguishment of debt in 2013 is mainly attributable to the extinguishment of our 2014 Notes on July 10, 2013, and our Convertible Notes on January 23, 2013.
Foreign currency exchange gains (losses), net. Foreign currency exchange gains for 2014 was $2.1 million as compared to $18.8 million in 2013. This $16.7 million variation is mainly attributable to lower foreign currency exchange gains in some of our subsidiaries and exchange differences affecting the settlement of some River Business operating expenses during 2014.
Income taxes (expenses) benefit. Income tax expense for 2014 was $5.1 million, compared to $6.6 million in 2013. This $1.5 million variation is mainly attributable to a $3.1 million decrease in the charge attributable to a lower pretax income in our Argentinean subsidiaries operating in the River and Ocean Businesses and to a one-time $1.2 million decrease in the valuation allowance for deferred income tax assets mainly related to the merger of two of our subsidiaries in Argentina; partially offset by a $2.8 million increase in the charge attributable to a higher pretax income in Brazil in our Offshore Supply Business.
Non-controlling interest. Non-controlling interest decreased $0.6 million down to zero in 2014 as compared to the same period of 2013. This decrease is attributable to the acquisition of the remaining 5.55% ownership in UP Offshore (Bahamas) Limited from Firmapar Corp. on July 5, 2013.
B.	LIQUIDITY AND CAPITAL RESOURCES
Historically our principal source of funds has been equity provided by our shareholders, operating cash flow, secured and unsecured debt and certain forms of hybrid instruments, such as convertible notes. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on outstanding debt facilities.
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Due to current market conditions such as historically low commodity prices compounded with overcapacity in our River Business, as well as overcapacity in the Brazilian offshore supply marine market, including contract cancellations in September 2015 and time charter rate reductions on our PSV and RSV fleet, our cash generating capacity has been significantly impaired. These impacts have not permitted the regular service of our interest payments on our debt obligations.
We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our debt, which could result in our debt being accelerated by our lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments and, if we are not successful in accessing the capital markets at sufficient levels, our lenders could foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
Alternatively to debt capital markets, we may seek to raise additional cash through capital increase from Southern Cross, our major shareholder, or through the sale of certain of the Company's assets/segments.

Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Nevertheless, at March 31, 2016, we believe that cash on hand and internally generated cash flow will be sufficient to fund our operations (operating costs, working capital requirements and scheduled capital expenditures but not debt principal and service payments) for the next twelve months.
At December 31, 2015, we had aggregate indebtedness of $462.7 million, consisting of $225.0 million aggregate principal amount of our 2021 Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $4.2 million and $12.5 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $55.6 million under three senior loan facilities with DVB and $24.2 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $44.5 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Linford Trading Inc. of $28.7 million under a senior loan facility with DVB and NIBC, indebtedness of our subsidiary Stanyan Shipping Inc. of $3.1 million under a senior loan facility with Natixis, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $39.1 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $9.8 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $16.2 million under a senior loan facility with IFC and OFID as co-lenders. In addition, as of December 31, 2015, we had accrued interest of $11.5 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.
At December 31, 2015, we had cash and cash equivalents on hand of $45.2 million plus $10.8 million in current restricted cash, making a total of $56.0 million.
Events of default under debt agreements
The Company maintains approximately $462.7 million of long term financial debt as of December 31, 2015, of which approximately $88.3 million were current as stated in the terms of the original debt agreements.
The Company has not made the $10.0 million interest payment due on December 15, 2015, on its 2021 Notes which constitutes an event of default under the Notes and the remaining credit agreements since they contain cross-default provisions. The Company has entered into forbearance and waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016, or the occurrence of certain events specified in the agreements. The lenders have agreed, for the duration of these agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the nonpayment by the Company of its interest payment under the Notes, and to work with the Company in negotiating a sustainable financial structure. Nevertheless, the Company has paid in full principal and interests as scheduled in our loan agreements until the signing of the forbearance agreements.
The forbearance agreement also provided for the formation of a special committee that will explore restructuring options and make recommendations to the Company's Board of Directors. Among such recommendations are the standalone restructuring proposal and/or selling the River Business segment.
Also, as of December 31, 2015, the Company failed to meet some financial covenants as described in "Description of Credit Facilities and Other Indebtedness" section. As discussed above, the lenders have agreed for the duration of the forbearance agreements not to take any enforcement actions given these failures.
Although the Company currently has sufficient liquidity to make the outstanding interest payments, the Company believes it is prudent not to do so at this time as negotiations continue with representatives of holders of the Notes and with the Company's other secured lenders to obtain debt maturity extensions or restructuring of the debt agreements, including the Notes and the credit facilities and loan agreements, as well as extensions on the current forbearance agreements and waivers.
We cannot guarantee that we will be able to obtain our lenders' consent to subsequently extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful. If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreement, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. Thus, there is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.
The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Operating Activities
In the year ended December 31, 2015, cash flow provided by operations increased $1.7 million to $37.0 million as compared to $35.3 million in the same period of 2014. Net loss for the year ended December 31, 2015, was $48.0 million as compared to a loss of $52.3 million in the same period of 2014, a decrease of $4.3 million. To determine cash from operations, net (loss) income is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail as follows:

	For the year ended December 31,
(Stated in thousands of U.S. dollars)	2015	2014	2013
Net (loss) income	$(48,004)	$(52,276)	$7,921
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	41,272	45,880	38,951
Amortization of dry docking	9,860	7,493	3,409
Debt issuance expense amortization	2,607	2,272	2,711
Financial loss on extinguishment of debt	--	--	5,518
Loss on write-down of vessels, goodwill and intangible assets	8,030	10,511	--
Change in valuation allowance of deferred income tax assets	4,471	(811)	1,632
Other adjustments	2,469	2,893	3,953
Net income adjusted for non-cash items	$20,705	$15,962	$64,095

Net (loss) income is also adjusted for changes in operating assets and liabilities and expenditure in drydock in order to determine net cash provided by operations:
The positive change in operating assets and liabilities of $23.9 million for the year ended December 31, 2015, resulted from a $13.1 million decrease in operating supplies, other receivables and prepaid expenses, by a $5.9 million increase in other payables, by a $4.9 million decrease in accounts receivables and a $3.8 million decrease in other assets; partially offset by a $4.0 million decrease in accounts payable and customer advances. In addition, cash flow from operating activities decreased by $2.2 million, $3.5 million and $1.9 million in 2015 due to expenditures in drydock for our River, Offshore Supply and Ocean businesses, respectively.
The positive change in operating assets and liabilities of $29.4 million for the year ended December 31, 2014, resulted from a $19.9 million decrease in operating supplies and prepaid expenses, by a $9.8 million decrease in accounts receivables, by a $7.7 million increase in other liabilities and by a $0.6 million decrease in other assets; partially offset by an $8.5 million decrease in accounts payable and customer advances. In addition, cash flow from operating activities decreased by $4.0 million, $4.3 million and $1.8 million in 2014 due to expenditures in drydock for our River, Offshore Supply and Ocean businesses, respectively.
The negative change in operating assets and liabilities of $34.1 million for the year ended December 31, 2013, resulted from a $13.9 million increase in accounts receivable, a $9.1 million increase in operating supplies and prepaid expenses, by a $6.0 million decrease in accounts payable and by a $5.4 million decrease in other liabilities; partially offset by a $0.2 million decrease in other assets. In addition, cash flow from operating activities decreased $10.2 million due to expenditures in drydock in the year ended December 31, 2013.

Investing Activities
During 2015, we disbursed $9.6 million in the construction of new barges for our own use at our Punta Alvear Yard, $3.4 million in the increase of pushing capacity of some pushboats, $3.1 million in the construction of new line and port pushboats, $1.9 million in the refurbishment of our Parana Iron, $0.9 million in a new midstream transshipment station for agricultural products and $0.2 million in upgrade works and new constructions in our Punta Alvear yard, in our River Business; and $4.6 million in the conversion of our UP Coral into a RSV, in our Offshore Supply Business.
During 2014, we disbursed $29.8 million in the construction of new barges for our own use at our Punta Alvear Yard, $13.0 million in the construction of new line and port pushboats, $5.2 million in a new midstream transshipment station for agricultural products, $1.5 million in the refurbishment of our Paraná Iron and $1.0 million in upgrade works and new constructions in our Punta Alvear yard, in our River Business; $4.4 million in the reconfiguration of our recently acquired PSVs UP Agate, UP Coral and UP Opal, in our Offshore Supply Business; and $1.4 million in the import duties and other costs associated to importing the Argentino into Argentina to register her in the Argentinean Ship Registry as an Argentinean-flagged vessel.
During 2014, we received $17.6 million pursuant to the cancellation of the Shipbuilding Contract for Hull No. V-387 (UP Onyx) in our Offshore Supply Business (shown as "proceeds from shipbuilding contract cancellation" in the audited condensed consolidated statement of cash flows for 2014).

Financing Activities
Net cash flow used in financing activities decreased $28.8 million from a cash use of $31.3 million in the year ended December 31, 2014, to a cash use of $2.5 million in the same period of 2015. This decrease is mainly attributable to the $28.8 million drawdown under our reducing revolving credit facility with DVB and the $3.2 million draw down under the second advance of our UP Coral in respect of the Loan Agreement with DVB and NIBC; partially offset by a $1.5 million increase in cash used in scheduled repayments of long-term financial debt, a $1.0 million increase in cash used in other financing activities, and $0.7 million increase in cash used for the early repayment of long-term financial debt.
Net cash flow used in financing activities decreased $17.5 million from a cash use of $48.7 million in the year ended December 31, 2013, to a cash use of $31.2 million in the same period of 2014. This decrease cash used in 2014 is mainly attributable to the $180.0 million and $80.0 million prepayment of our 2014 Notes and our Convertible Notes, respectively, to $39.8 million additional cash used in early repayments of long term financial debt, to $10.3 million used in the purchase of the 5.55% ownership of UP Offshore (Bahamas) from Firmapar Corp., to $8.3 million used in the repayment of a short-term credit facility with DVB, to a $7.0 million used to fund restricted cash accounts under various of our loan agreements, to $3.9 million used by other financing activities; partially offset by a proceed of $216.7 million from the issuance of our 2021 Notes (after deducting issuance expenses), to a $94.0 million proceed from long-term financial debt in our Offshore Supply Business and to $1.2 million used in scheduled repayments of long-term financial debt.
Future Capital Requirements
Our near-term cash requirements are related primarily to funding operations, funding the construction of barges in our shipyard at Punta Alvear, funding scheduled and unscheduled drydocks and potentially funding the conversion of our PSVs into RSVs. The Company does not anticipate ordering additional vessels in 2016 or realizing any additional capital expenditures other than maintenance capital expenditures.
We estimate that for 2016, we will invest approximately $2.1 million in our IT navigation system for our River Business, $1.8 million in maintenance of our barge fleet, $1.0 million in critical spare parts including engine spares for our river fleet, $0.5 million in upgrade works in our Punta Alvear yard and fleeting, $0.5 million in port tugs and $0.4 million in our Parana Iron, in our River Business. In addition, we currently estimate that we may require approximately $7.5 million for the reconversion of our UP Agate into an RSV, and $1.6 million in PSV spares, in our Offshore Supply Business. Finally, we expect to disburse an aggregate amount of $6.9 million in drydock expenses and $2.0 million in import duties of our Asturiano.
We are currently funding these future capital requirements through our cash flow from operations.
We may order additional vessels and or incur other capital expenditures, which are not discussed above or contemplated at this time.
Critical Accounting Policies and Estimates
This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Critical accounting policies are those that reflect significant judgments or uncertainties and potentially lead to materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements.
Revenue Recognition
We record revenue when services are rendered, when we have signed a charter agreement or another evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured.
The Company does not begin recognizing revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.
We earn our revenues under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts and contracts for sale of barges to third parties. We earn and recognize revenue from time charters and bareboat charters on a daily basis. Within the shipping industry, there are two methods used to account for consecutive voyage charters or affreightment / voyage contracts: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis since, at the time of discharge, management generally knows the next load port and expected discharge port, and the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.

Demurrage income represents charges made to the charterer when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.
Revenues from the operation of our transshipment and storage unit, Parana Iron, consist of an agreed flat fee per ton which covers the storage and transshipment services of cargo from river barges to ocean export vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. If stored cargo exceeds 50% of the transshipped volume in a given month, additional revenues may be recognized. We also derive revenues from fleeting services and port stay duties charged to vessels based on their tonnage.
In addition, we have a transshipment unit which recognizes revenue on a per ton basis.
In our River Business we use the completed contract method for river barges built, which typically has construction periods of 90 days or less. Contracts are considered complete when the customer has technically accepted the river barges and the remaining costs and potential risks are insignificant. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.
Manufacturing expenses are primarily composed of steel costs which is the largest component of our raw materials and the cost of labor.
Accounts receivable
Most of the Company's accounts receivable are due from international oil companies, international grain houses, traders and mining companies. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. The Company routinely reviews its accounts receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
Insurance claims receivable
Insurance claims receivable comprise claims submitted relating to Hull and Machinery (H&M), Protection and Indemnity (P&I), Loss of Hire (LOH) and Strike insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The amount of the receivable is based on the type of the claim. These receivables are estimated based upon the insured losses incurred on damages to the vessels and historical experience with similar claims. These claims are subject to uncertainty related to the results of negotiated settlements and other developments.
Depreciation
We state vessels and equipment at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred by us during the construction periods). We also capitalize subsequent expenditures for conversions, renewals or major improvements when they appreciably extend the life, increase the earning capacity or improve the safety features of our vessels.
We compute depreciation net of the estimated scrap value, which is equal to the product of each vessel's lightweight tonnage and estimated scrap value in U.S. dollars per lightweight ton, or lwt. We use scrap value at the time the vessel was purchased or delivered by the shipyard, which will likely fluctuate over time. The estimated scrap value ranges from $180 to $300 per lwt. Estimated scrap values are based on price levels in effect at the time vessels are purchased.
We record depreciation using the straight-line method over the estimated useful lives of our vessels. Useful life is determined through economic analysis, such as reviewing existing fleet plans, obtaining appraisals and comparing estimated lives to other industrial transportation companies that operate similar fleets. Second hand vessels are assigned lives that are generally consistent with the experience of Ultrapetrol, the practice of other industrial transportation companies and laws or regulations affecting the vessels operations.
Drydocking
Within the shipping industry, two methods are used to account for drydockings: (1) the deferral method, in which drydocking costs are capitalized and then amortized over the estimated period to the next scheduled drydocking and (2) the incurred method, in which drydocking costs are expensed as incurred. We use the deferral method and amortize drydocking costs on a straight-line basis over the period to the next drydock, generally 24 to 36 months. The costs we incur at the dry-dock yard are mainly comprised of steel renewals, painting the vessel's hull and sides, recoating cargo and fuel tanks and performing engine and equipment maintenance activities which have to be made in order to bring or keep the vessel into compliance with classification standards. We expense expenditures for maintenance and minor repairs as we incur them. We believe the deferral method better matches costs with revenue than expensing the costs as incurred. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the amortization expense if the subsequent drydock is expected earlier than anticipated. In estimating the periods, we primarily have relied upon actual experience with the same or similar vessels types, current and projected future market information and recommendations from classification societies.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount of the asset and its fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.
We identified indicators of potential impairments affecting the three Company´s business segments, including the continued deterioration of the share price of the Company as well as the Company´s financial situation discussed elsewhere herein.

Undiscounted projected net operating cash flows are determined for each vessel in the Ocean and Offshore Supply Business, and as a fleet in the River Business (except for the Parana Iron barge determined at vessel level) and are compared to their carrying value together with the carrying value of the dry dock costs related to each vessel. The cash flow period is based on the remaining lives of the vessels or the fleet.
Offshore Supply Business

Due to the uncertainties surrounding the current downturn conditions of the Brazilian offshore supply business, estimates of projected net operating cash flows of the Offshore Supply Business are highly subjective and there is a risk that these estimates could prove to be materially different from actual cash flows. For this reason, we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test.

The Company has assigned operating scenarios based mainly on the experience, the present economic and financial situation of the Company, the current PSV´s market and the status quo of the conversations that are being held with Petrobras.

We determined the undiscounted projected net operating cash flows for each vessel by considering the historical and estimated vessels' performance and utilization, assuming:
(i)            Future revenues considering the fixed charter rate of each vessel over the remaining estimated life of each vessel. The rates used to estimate the future revenues are similar to the rates included in the latest in-progress tenders with Petrobras, which are below the most recent five-year average historical time charter rates with a sensitivity analysis of a ranging from 90% to 108%.
(ii)            Expected outflows for scheduled vessels' maintenance and operating expenses (running costs and lay up expenses). Cost estimates, like drydocking costs and repositioning expenses, have been based on the Company's historical data for its own vessels.
(iii)            Effective fleet utilization takes into account the period each vessel is expected to remain off hire for scheduled maintenance (dry docking and special surveys). It was also considered laid up periods of one to two years for the PSVs currently in laid-up or blocked, respectively. Effective fleet utilization assumed is below with the Company's historical performance rate and considering our expectations for future fleet utilization under our current understanding of the PSV´s Brazilian market.
(iv)            Duties for those PSVs which need to be converted to the special Brazilian regime flag.
(v)            The salvage value is estimated at $302 per lightweight ton (LWT) in accordance with the Company's assets' depreciation policy.

Fair value was estimated primarily through the use of third-party valuation performed on individual vessel basis.
River Business

We determined undiscounted projected net operating cash flows as a fleet in the River Business and as barge level for the Parana Iron barge and compared them to their carrying value. Being very difficult to be marketable, given the renegotiation process of our debt, we performed a probability-weighted analysis as to the sale assumption, while following a single most-likely estimate approach of expected future operating cash flows.

We determined the undiscounted projected net operating cash flows for the fleet by considering the historical and estimated fleet performance and utilization, assuming:
(i)            Future revenues considering an average of annual transported tons over the remaining estimated life of the fleet in line with the average of annual transported tons over the most recent five-year average historical transported tons.
(ii)           Average rate per ton used to estimate future revenues is lower than the most recent five-year average historical rate per ton.

(iii)            Expected outflows for scheduled fleet maintenance and operating expenses have been based on the Company's historical data.
(iv)           The salvage value is estimated at $302 per LWT in accordance with the Company's assets' depreciation policy.

Fair value is estimated based on discounted projected net operating cash flows. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company uses the weighted average cost of capital.
Ocean Business

During the last quarter of 2015, the Company decided to offer the Alejandrina vessel for sale because it was in laid-up since middle September 2015 and no opportunities were found to employ such vessel. The Company changed the valuation criteria of this vessel to fair value less cost to sell because, as a fixed asset to be disposed of by sale, it was below its carrying value at December 31, 2015. On January 28, 2016, we entered in a Memorandum of Agreement whereby the Company agreed to sell the vessel to a non-related third party, which was subsequently delivered to buyers on March 7, 2016. As a result of this change, the Company recorded a loss amounting $ 2.4 million.

For the container feeder vessels, we determined undiscounted projected net operating cash flows for each owned vessel and compared them to their carrying value. We followed a single most-likely estimate approach of expected future cash flows. We determined the undiscounted projected net operating cash flows for each vessel by assuming estimated rates, operating expenses and vessels utilization based on the Company's historical data for its own vessels. The salvage value is estimated at $302 per LWT in accordance with the Company's assets' depreciation policy.
The assessment concluded that the undiscounted projected net operating cash flows exceeded the carrying value at December 31, 2015, thus no impairment charges were recorded arising from the aforementioned tests.
Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different outcomes that could result in the inability to recover the current carrying values of the vessels or fleet, thereby possibly requiring impairment charges in the future.
While the Company intends to hold and operate its vessels, estimated market values of our vessels may hold below their carrying values. Because vessel values are highly volatile, estimates of market values may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. There is a relatively lack of liquidity in the sale market for PSV´s, and the oil price drop accompanying with the reduction in exploration and production spending have made the estimate of fair values uncertain. Moreover, we are not holding our vessels for sale, except as otherwise noted in this report. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel's carrying amount is not recoverable.
For the year ended December 31, 2014, the Company recorded an impairment charge of $5.6 million and $4.9 million to write down the carrying amount of its Product Tankers Alejandrina and Miranda I, respectively, to their estimated fair value as of that date as a result of the level of demand in the tanker market.
New Accounting Pronouncements
For information regarding the effect of new accounting pronouncements, refer to Note 2.y) of Notes to the Consolidated Financial Statements included elsewhere herein.
Quantitative and Qualitative Disclosures about Market Risks
Inflation and Fuel Price Increases
Inflation may have a material impact on our operations, as certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. A sudden outburst or a very high level of inflation can have a negative impact on our results.
Inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our future operations in the case of those ocean vessels and our offshore supply vessels which are time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a ship's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.
In our River Business, we have most of our freight agreements adjusted by a bunker price adjustment formula, in other cases we have periodic renegotiations which adjust for fuel prices and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis as our COAs roll over.

Generally, inflationary pressure on our voyage expenses (other than fuel) and running costs incurred in local currencies not reflected in an equivalent devaluation of the rates of exchange between the U.S. dollar and these local currencies can have a significant negative impact on our results.
Interest Rate Fluctuation
We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition.
On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69% and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. As of December 31, 2015, and 2014 the aggregate fair value of the collar resulted in a liability of $0.2 million and $0.8 million, respectively. During 2015 and 2014 we incurred unrealized losses from the collar amounting to $0.6 million and $0.6 million, respectively, and we also incurred realized losses of $0.7 million and $0.8 million, respectively. Should LIBOR remain at levels below 1.69% which is our floor, we will continue to incur losses from this financial instrument.

We have two interest rate swaps maturing through 2018 with an aggregate notional amount of $6.0 million at December 31, 2015. We entered into these agreements to hedge our exposure to interest rate fluctuations with respect to our borrowings in our Offshore Supply Business. These agreements call for the Company to pay a fixed interest rate of 6.122% and 6.67%, respectively, and receive interest payments based on LIBOR. As of December 31, 2015, and 2014 the aggregate fair value of the swaps resulted in a liability of $0.3 million and $0.4 million, respectively. During 2015 and 2014 we incurred unrealized losses from the swaps amounting to $0.1 million and $0.2 million, respectively, and we also incurred realized losses of $0.1 million and $0.1 million, respectively.
As of December 31, 2015, the Company had $14.6 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $14.4 million of LIBOR-based variable rate borrowings under such same facility subject to interest rates swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $15.4 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.
Additionally, as of December 31, 2015, the Company had variable rate debt (due 2015 through 2023) totaling $125.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis point margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2015, the weighted average interest rate on these borrowings was 3.4%, including margin.
A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings and cash flow.
Foreign Currency Fluctuation
Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and revenues. We are also exposed to exchange rate risk on the portion of our balances denominated in currencies other than the U.S. dollar, such as tax credits in various tax jurisdictions in South America.
We are an international company and while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use the U.S. dollar as our functional currency and therefore our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues is denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues and even our margins if costs incurred in multiple currencies are different than, or proportionally different from, the currencies in which we receive our revenues. We maintain tax credits in local currencies, which may be negatively impacted if those currencies revalue relative to the U.S. dollar.
Foreign currency exchange gains (losses), net are included as a component of other income (expenses), net in our consolidated financial statements.
The Argentine peso devalued approximately 52% against the U.S. dollar in 2015. However, the average exchange rate of 2015 of the Argentine peso to the U.S. dollar increased approximately 14% as compared to the average exchange rate of 2014. Similarly, the average exchange rate of 2015 of the Brazilian real to the U.S. dollar increased approximately 42% as compared to the average exchange rate of 2014.

Description of Credit Facilities and Other Indebtedness
The Company has not made the $10.0 million interest payment due on December 15, 2015, on its 2021 Notes which constitutes an event of default under the Notes and the remaining credit agreements since they contain cross-default provisions. The Company has entered into forbearance and waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016, or the occurrence of certain events specified in the agreements. The forbearance agreements for each facility are summarized below. Complete copies of each of the forbearance agreements are attached as exhibits to this annual report.
8⅞% First Preferred Ship Mortgage Notes due 2021
On June 10, 2013, we completed an offering of $200.0 million of 8⅞% First Preferred Ship Mortgage Notes due 2021, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, or the Note Offering. The net proceeds of the Note Offering were used to repay our 9% First Preferred Ship Mortgage Notes due 2014and general corporate purposes.
On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8⅞% First Preferred Ship Mortgage Notes due 2021 (the "Add-On Notes"), which were offered as an add-on to our $200.0 million aggregate principal amount of 8⅞% First Preferred Ship Mortgage Notes due 2021, together the 2021 Notes. The Add-On Notes were sold at a price of 104.5% and the gross proceeds to us of the offering totaled $26.1 million.
Interest on the 2021 Notes is payable semi-annually on June 15 and December 15 of each year. The 2021 Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The 2021 Notes are secured by first preferred ship mortgages on 361 vessels, consisting of one ocean vessel, 345 barges and 15 pushboats, owned by certain of our subsidiaries.
The 2021 Notes are subject to certain covenants, including, among other things, limiting our and our subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.
Upon the occurrence of a change of control event, each holder of the 2021 Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:
•	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d) of the Exchange Act), other than the Company or any of its Subsidiaries, one or more Permitted Holders or a "group" (as that term is used in Rule 13d-5 of the Exchange Act) controlled by one or more Permitted Holders; or
•	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors then in office, unless one or more Permitted Holders have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors; or
•	the consummation of any transaction (including any merger or consolidation), the result of which is that any "person" (as defined in clause (i) above), other than a Subsidiary of the Company, one or more Permitted Holders or a "group" (as that term is used in Rule 13d-5 of the Exchange Act) controlled by one or more Permitted Holders, becomes the "beneficial owner" (as that term is used in Section 13(d)(3) of the Exchange Act, except that for purposes of this clause (iii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided , however, that one or more Permitted Holders do not have the right or ability by voting power, contract or otherwise to independently elect or designate for election a majority of the Board of Directors (which majority shall also represent a majority of the number of votes of the Board of Directors) and such members of the Board of Directors elected or designated for election by the Permitted Holders have the right or ability to cast votes as members of the Board of Directors independently; or
•	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company other than (A) a transaction in which the survivor or transferee is a Person that is controlled by one or more Permitted Holders or (B) a transaction following which holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction; or
•	the adoption of a plan relating to the liquidation or dissolution of the Company.

The Company has also the option to redeem the 2021 Notes in whole or in part, at their option, at any time (i) before June 15, 2016, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after June 15, 2016, at a fixed price of 106.656%, which price declines ratably until it reaches par after June 15, 2019. At any time before June 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the proceeds of one or more equity offerings at 108.875% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2021 Notes remains outstanding after such redemption.
On December 30, 2013, pursuant to a registration rights agreement, we completed a $200.0 million exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.
On January 24, 2014, pursuant to a registration rights agreement, we completed a $25.0 million exchange offer in which we exchanged registered Add-On Notes for the Add-On Notes that were originally issued in order to allow the Add-On Notes to be eligible for trading in the public markets.
On December 15, 2015, the Company announced that it decided not to make the $10.0 million interest payment due on the 2021 Notes on that date. The grace period to make such payment expired on January 15, 2016, and the non-payment of the interest due December 15, 2015 became an Event of Default as defined in the indenture governing the 2021 Notes. On January 29, 2016, the Company entered into the Forbearance Agreement with bondholders representing approximately 85% of the aggregate face amount of 2021 Notes outstanding, and on February 9, 2016, closed a consent solicitation that resulted in approximately 99.2% of bondholders consenting to the Forbearance Agreement.
The aggregate outstanding principal balance of the 2021 Notes was $225.0 million at December 31, 2015.
Summary of the forbearance agreement entered with the noteholders:
On January 29, 2016, the Company entered into a forbearance agreement through March 31, 2016 in relation to approximately 85% of the outstanding 2021 Notes, pursuant to which the consenting noteholders agreed not to accelerate any indebtedness under the indenture nor to take any enforcement action or exercise any remedies with respect to the Company's failure to make the payment of interest due on December 15, 2015 or any cross-defaults resulting from any default under the Company's indebtedness as a result of the failure to make such payment.
The forbearance agreement also provided for the appointment of two new, independent directors, as well as but not limited to the formation of a special committee that, among other things, will explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company. The forbearance agreement included certain milestones in connection with the restructuring.  The Company agreed to commence a consent solicitation to solicit from all bondholders consent to the forbearance agreement, which the Company commenced on February 2, 2016 and which closed on February 11, 2016. As a result of the consent solicitation, 99.27% of all noteholders consented to the forbearance agreement. Each consenting noteholder received a pro rata portion of the consent fee of $2.0 million paid by the Company in accordance with the terms of the forbearance agreement.
The forbearance agreement terminated at the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the Company, any of its subsidiaries party to or guarantors under the indenture or any of their subsidiaries (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the indenture after the date of the forbearance agreement; (6) acceleration of the 2021 Notes by the trustee for the 2021 Notes or the requisite number of holders of 2021 Notes that were not consent holders to the forbearance agreement; (7) the date on which certain involuntary bankruptcy proceedings have been initiated and the Company consents to the entry of an order against it in such involuntary case; (8) the fifth business day after any of the Company Parties gives notice to the lenders under such loan of the exercise of remedies by any credit facility to which the Company or any subsidiary of the Company is a party; (9) any representation or warranty made by a Company Party under the forbearance agreement shall prove to have been incorrect in any material respect; or (10) the failure of the Company to release any consent fees in the escrow account on such days as set forth in the forbearance agreement.
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Revolving credit facility with DVB Bank SE of up to $40.0 million:
On May 31, 2013, we entered into a loan agreement with DVB for a $40.0 million reducing, revolving credit facility (the "Revolving Credit Facility"). The commitment under this revolver decreases quarterly by $1.25 million or $5.0 million per year. The facility bears interest at LIBOR plus 3% (or lender's cost of funds, if the lenders in their discretion determine that LIBOR is not representative of such costs). A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.95% per annum.

On March 26, 2015, we entered into a Guarantee Agreement with DVB which includes customary covenants and provisions including the requirement to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, such Guarantee Agreement requires the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance under the revolving credit facility was $27.5 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the Revolving Credit Facility:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., and Padow Shipping Inc. (collectively, the Borrowing Parties") entered into a forbearance agreement with the lenders under Revolving Credit Facility. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make any repayments under Clause 8.7 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive the covenants with respect to the Time Charters and Service Contracts relating to UP Esmeralda under Clause 11.1(b) of the loan agreement until the Forbearance Termination Date.
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses or (ii) certain funds may be used to pay ordinary course business operating expenses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the Revolving Credit Facility and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	UP Offshore will continue to market a particular vessel, provide the lenders with a marketing plan designed to effectuate the sale of such vessel by the Forbearance Termination Date, and take certain actions in connection with such sale;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the Revolving Credit Facility is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the Revolving Credit Facility (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the Revolving Credit Facility after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the Revolving Credit Facility gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) of up to $15.0 million:
On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of the Offshore Supply Business) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15.0 million loan agreement with DVB SE for the purposes of providing post-delivery financing of one PSV named UP Agua-Marinha delivered in February 2006 (the "DVB $15.0 Million Loan").
This loan is divided into two tranches:
– Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and (ii) a balloon repayment of $4.0 million together with the 120th installment. The loan accrues interest at LIBOR rate plus a margin of 2.25% 1.20% per annum, and
– Tranche B, amounting to $2.0 million, shall be repaid by 36 consecutive monthly installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus a margin of 2.875% 1.20% per annum.
On January 24, 2007, UP Offshore Apoio Maritimo Ltda. and DVB SE amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.
The loan is secured by a mortgage on the UP Agua-Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB SE may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the UP Agua-Marinha pledged as security had an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $4.2 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB $15.0 Million Loan:
On January 11, 2016, UP Offshore Apoio Maritimo Ltda. (the "UP Offshore Apoio Maritimo"), UP Offshore (Bahamas) Ltd. ("UP Offshore"), Packet Maritime Inc., and Padow Shipping Inc. (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB $15 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 7.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 10.1(u) of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.

The Borrowing Parties and the Company agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore Apoio Maritimo except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB $15.0 million loan and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties and the Company will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.
The Forbearance Termination Date for the DVB $15.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB $15.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB $15.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB $15.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) of up to $61.3 million:
On December 28, 2006, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $61.3 million loan agreement with DVB SE for the purpose of refinancing three PSVs named UP Esmeralda, UP Safira and UP Topazio (the "DVB $61.3 Million Loan"). The loan is divided into two advances and shall be repaid by 40 consecutive quarterly installments as set forth in the repayment schedule therein.
The loan must be repaid by (i) 9 consecutive quarterly installments of $1.2 million each beginning in March 2007 followed by 3 consecutive quarterly installments of $1.3 million each, 25 consecutive quarterly installments of $1.1 million and 3 consecutive quarterly installments of $1.3 million; and (ii) a balloon repayment of $16.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.20% per annum.
The loan is secured by a mortgage on the UP Esmeralda, UP Safira, UP Topazio and UP Agua-Marinha (together, the Mortgaged Vessels) and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Topazio Shipping LLC and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB SE may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires upon the until the third anniversary of the final advance under the loan, the Mortgaged Vessels pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.
On August 1, 2012, we amended the DVB Bank SE $61.3 million facility to re-borrow up to $10.0 million to provide additional financing for our PSVs UP Esmeralda, UP Safira and UP Topazio. On August 2, 2013, we drew down $1.7 million and on December 14, 2012, we drew down $6.6 million, both as per such amendment. Subsequently, on June 29, 2013, we completed the repayment of $8.3 million, equivalent to the amount outstanding under such re-borrowing.

On March 31, 2015, DVB waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, DVB amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $21.1 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB $61.3 Million Loan:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., and Padow Shipping Inc. (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB $61.3 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 7.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 11 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with the security coverage required under Clause 10.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB $61.3 million loan and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	UP Offshore will continue to market a certain vessel, provide the lenders with a marketing plan designed to effectuate the sale of such vessels by the Forbearance Termination Date, and take certain actions in connection with the sales of such vessels;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the DVB $61.3 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB $61.3 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB $61.3 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB $61.3 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore  or other persons in which UP Offshore  has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) of $25.0 million:
On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB SE for the purpose of providing post-delivery financing of one Brazilian flag PSV named UP Diamante (the "DVB $25.0 Million Loan").
The loan shall be repaid by (i) 8 consecutive quarterly installments of $0.75 million each beginning in February 2008 followed by 24 consecutive quarterly installments of $0.5 million each and 8 consecutive quarterly installments of $0.25 million; and (ii) a balloon repayment of $5.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.50% per annum.
The loan is secured by a mortgage on the UP Diamante and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd, Packet Maritime Inc., Padow Shipping Inc., Topazio Shipping LLC, UP Offshore Apoio Maritimo Ltda., and UP Offshore (Uruguay) S.A. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB SE may require the entire amount of the loans be immediately repaid in full. Further, the loan agreements require until 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amounts and at all times thereafter an aggregate market value of at least 133.3% of the value of the loans.
On March 26, 2015, DVB amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $7.0 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB $25.0 Million Loan:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Padow Shipping Inc., UP Offshore (Uruguay) S.A. and Topazio Shipping LLC (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB $25.0 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 7.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 10.3 of the loan agreement until the Forbearance Termination Date.
•
Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.

The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:

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All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;

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None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;

•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB $25.0 million loan and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	The borrower will provide certain cash flow forecasts and projections to the lenders;
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The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the DVB $25.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB $25.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB $25.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB $25.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with BNDES of $18.7 million:
On August 20, 2009, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary in the Offshore Supply Business) as Borrower entered into an $18.7 million loan agreement with BNDES to partially post-finance the construction of our PSV UP Rubi.
The loan must be repaid by 204 consecutive monthly installments of $0.1 million each beginning in April 2010. The loan accrues interest at 3.0% fixed rate per annum until maturity on March 2027.
On March 5, 2013, BNDES confirmed their approval of the change in ownership which occurred as a consequence of the Sparrow transaction. Considering such approval, we are in compliance with all covenants under this loan facility.
The loan is secured by a First Demand Guarantee Facility (FDGF) dated as of June 26, 2013, of up to $16.8 million issued by DVB Bank SE and guaranteed by UP Offshore (Bahamas) and Ultrapetrol (Bahamas) Limited. The FDGF accrues a fee of 1.48% per annum on the total FDGF amount for the first year, 1.40% per annum on the total amount for the second year, 1.30% per annum on the total amount for the third year and 1.20% per annum on the total amount for the fourth year.
As Obligor under the FDGF, UP Offshore Apoio Maritimo Ltda. shall maintain certain financial covenants including: (i) an equity ratio of not less than 20% (ii) a Debt Service Coverage Ratio of not less than 1.25 to 1 calculated quarterly on a historical and forward four quarter rolling basis and (iii) a book equity of not less than $25.0 million plus 25% of the Obligor's positive net income.

On March 26, 2015, DVB waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, DVB amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $12.5 million at December 31, 2015.
Summary of the forbearance agreement entered with DVB Bank SE under the FDGF:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. (together with the Company, the "Corporate Guarantors") and UP Offshore Apoio Maritimo Ltda. ("UP Offshore Brazil", and together with the Corporate Guarantors, the "Obligor Parties") entered into a forbearance agreement with DVB Bank SE under the FDGF. Under this forbearance agreement, DVB Bank SE agreed until the Forbearance Termination Date (as defined below) to:
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Waive compliance with Clause 11 of the Guarantee Facility Agreement until the Forbearance Termination Date, provided that the obligor under the guarantee provides certain cash flow forecasts and projections to the lenders.

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Waive the obligor's compliance with any obligation it may have to provide additional security or make prepayment under Clause 14.2 of the Guarantee Facility Agreement until the Forbearance Termination Date.

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Waive anticipated Events of Default under the Guarantee Facility Agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.

•	The Obligor Parties agreed to the following during the time the forbearance agreement is in effect:
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All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the guarantee or of UP Offshore Brazil except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses or (ii) certain funds may be used to pay ordinary course business operating expenses;

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None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;

•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the FDGF and to provide them with any updates to such plan on an on-going basis;
•	The Obligor Parties will provide evidence relating to capital expenses as required by the DVB Bank SE and will generally use all commercial efforts to conserve and retain cash .
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The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the FDGF is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the obligor or guarantors under the FDGF (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the FDGF after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the obligor under the FDGF gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).

On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of $40.0 million:
On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited entered into a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us, UP Turquoise and UP Jasper (the "DVB/Banco Security $40.0 Million Loan"). This facility was drawn in two advances, each of $20.0 million, on the delivery of each PSV. The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs.
Each advance shall be repaid by (i) 32 consecutive quarterly installments of $0.4 million and (ii) a balloon repayment of $6.7 million concurrently with the 32nd quarterly installment. The loan accrues interest at LIBOR plus 3.0% per annum.
In connection with Banco Security's $10.0 million portion, we entered into interest rate swap transactions whereby we agreed to pay Banco Security a fixed weighted average interest rate of 3.39% in exchange for receiving the floating LIBOR (US Dollar, 3-month) until December 16, 2018.
On March 26, 2015, lenders amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.
The aggregate outstanding principal balance of the loan was $24.2 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB/Banco Security $40.0 Million Loan:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), Glasgow Shipping Inc., Zubia Shipping Inc. and Coporacion de Navegacion Mundial S.A. (collectively, the "Borrowing Parties") entered into a forbearance agreement with seventy five percent of the lenders under the DVB/Banco Security $40.0 Million Loan. Under this forbearance agreement, the seventy five percent of the lenders agreed until the Forbearance Termination Date (as defined below) to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 8.1 of the loan agreement until the Forbearance Termination Date.
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB/Banco Security $40.0 million loan and to provide them with any updates to such plan on an on-going basis;

•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	UP Offshore will continue to market a certain vessel, provide the lenders with a marketing plan designed to effectuate the sale of such vessels by the Forbearance Termination Date, and take certain actions in connection with such sale;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.
The Forbearance Termination Date for the DVB/Banco Security $40.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB/Banco Security $40.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB/Banco Security $40.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB/Banco Security $40.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore  or other persons in which UP Offshore  has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank, NIBC Bank and ABN Amro Bank of $84.0 million:
On January 18, 2013 Ingatestone Holdings Inc. ("Ingatestone"), as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $84.0 million with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs named UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities (the "DVB/NIBC/ABN $84.0 Million Loan").
The loan facility is divided into four tranches, each in the aggregate amount of up to the lesser of $21.0 million and 60% of the fair market value of the PSV to which such tranche relates.
Each tranche of the loan facility in respect of the financing of the acquisition of each of the UP Amber, UP Pearl and UP Onyx from the shipyard shall be divided into two advances which shall be made available to the Borrower as follows:
•	The first advance of each such tranche shall be made available to the Borrower in the amount of up to $5.0 million on the earlier of the delivery date of the ship and October 31, 2013,
•	The second advance of each such tranche shall be made available to the Borrower in the amount of up to $16.0 million not later than the earlier of the date which is six months after the delivery date of the ship and October 31, 2013, provided that the UP Amber, UP Pearl and UP Onyx have obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.
Each advance of $21.0 million shall be repaid on a pro-rata basis by (i) 20 consecutive quarterly installments of $0.5 million and (ii) a balloon repayment of $10.4 million concurrently with the 20th quarterly installment. The loan accrues interest at LIBOR plus 4.0% per annum.
The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB Bank SE. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE, NIBC and ABN may require the entire amount of the loans be immediately repaid in full.
On January 24, 2013, we drew down $20.9 million corresponding to the advance of our UP Jade. In connection with such portion, we entered into swap derivative contracts whereby we agreed to pay DVB, NIBC and ABN a fixed weighted average interest rate of 0.9% between January 2013 and October 2016 in exchange for receiving the floating LIBOR (US Dollar, 3-month).

On March 28, 2013, and June 28, 2013, we drew down $5.0 million and $15.6 million corresponding to first and second advance of our UP Amber, respectively. In connection with such portion, we entered into swap derivative contracts whereby we agreed to pay DVB, NIBC and ABN a fixed weighted average interest rate of 1.2% between March 2014 and September 2016 in exchange for receiving the floating LIBOR (US Dollar, 3-month).
On October 11, 2013, we drew down $20.6 million corresponding to the first and second advance of our UP Pearl. In connection with such portion, we entered into swap derivative contracts whereby we agreed to pay DVB, NIBC and ABN a fixed weighted average interest rate of 1.2% between October 2014 and October 2016 in exchange for receiving the floating LIBOR (US Dollar, 3-month).
On October 22, 2013, concurrently with the cancelation of the construction contract of UP Onyx, available amounts under this facility were reduced to up to $63.0 million.
On March 26, 2015, lenders waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, lenders amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $44.5 million at December 31, 2015.
On January 14, 2016, pursuant to the forbearance agreement, the Company prepaid $2.5 million of principal outstanding under this credit agreement.
Summary of the forbearance agreement entered with the lenders under the DVB/NIBC/ABN $84.0 Million Loan:
On January 11, 2016, the Company, Ingatestone Holdings Inc., UP Offshore (Bahamas) Ltd. ("UP Offshore"), Bayshore Shipping Inc., Amber Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB/NIBC/ABN $84.0 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 8.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive the covenants with respect to the Time Charters and Service Contracts relating to each of UP Pearl and UP Amber under Clauses 11.1(a) and (b) and Clauses 11.2(j)(iii) and (iv) of the loan agreement until the Forbearance Termination Date.
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan maintains a certain amount of liquidity and provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive the borrower's compliance with any obligation to deposit any amounts into the Debt Service Reserve Account, or to maintain any minimum balance in such account, except as provided in paragraph 3 above, pursuant to Clause 19.4 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of Ingatestone except (i) up to $5 million may be transferred from UP Offshore or the Company for certain limited uses or (ii) certain funds may be used to pay ordinary course business operating expenses;

•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB/NIBC/ABN $84.0 million loan and provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	Ingatestone will continue to market certain vessels, provide the lenders with a marketing plan designed to effectuate the sale of such vessels by the Forbearance Termination Date, and take certain actions in connection with such sale;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.
The Forbearance Termination Date for the DVB/NIBC/ABN $84.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB/NIBC/ABN $84.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB/NIBC/ABN $84.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB/NIBC/ABN $84.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE and NIBC Bank of $38.4 million:
On December 20, 2013, Linford Trading Inc. as Borrower ("Linford") and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc. and Jura Shipping Inc. (collectively, the "Borrowing Parties") (the last three our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $38.4 million with DVB SE and NIBC, as co-lenders, for the purpose of providing post-delivery financing of our UP Agate and UP Coral (the "DVB/NIBC $38.4 Million Loan").
This loan was divided into two tranches:
Tranche A, amounting to $32.0 million, to be made available for each ship in the amount of up to $16.0 million. This tranche accrues interest at LIBOR rate plus a margin of 4.0% and shall be repaid by (i) 28 quarterly installments of $0.4 million per ship and (ii) a balloon repayment of $4.8 million per ship together with the last installment. The first quarterly repayment shall commence on the date falling three months after the Drawing Date of such ship.
Tranche B, amounting to $3.2 million, to be made available for each ship in the amount of up to $1.6 million subject to minimum three (3) year employment with a charterer on terms and conditions acceptable to the Lenders. This tranche accrues interest at LIBOR rate plus a margin of 4.0% per annum and shall be repaid by (i) 12 quarterly installments of $0.1 million per ship (ii) a balloon repayment of $0.66 million per ship together with the last installment. The first quarterly repayment shall commence on the 13th quarterly installment.
The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB SE. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and NIBC may require the entire amount of the loans be immediately repaid in full.
On December 30, 2013, we drew down $32.0 million corresponding to Tranche A of both our UP Agate and UP Coral.

In January and July 2015, the Borrower, the Lenders and the Guarantors signed amendments of the loan agreement. In connection with those amendments the availability period was extended through June 30 and September 30, 2015, respectively, in relation to the second advance of each tranche of the financing of our PSVs UP Agate and UP Coral.
On March 26, 2015, lenders waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, lenders amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.
As of December 31, 2015, we were did not reach the minimum required forward looking debt service coverage ratio for Linford Trading Inc. and on a consolidated basis for Ultrapetrol. However, compliance with these financial covenants is waived through April 30, 2016, as set forth in the forbearance agreement.
On September 17, 2015, we drew down $3,200 corresponding to the second advance of our UP Coral.
The aggregate outstanding principal balance of the loan was $28.7 million at December 31, 2015.
On January 13, 2016, pursuant to the forbearance agreement, the Company prepaid $1.8 million of principal outstanding under this credit agreement.
Summary of the forbearance agreement entered with the lenders under the DVB/NIBC $38.4 Million Loan:
On January 11, 2016, the Borrowing Parties entered into a forbearance agreement with the lenders under the DVB/NIBC $38.4 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 8.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of Linford except (i) up to $5 million may be transferred from UP Offshore or the Company for certain limited uses and (ii) certain funds may be used to pay ordinary course business operating expenses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB/NIBC $38.4 million loan and provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the DVB/NIBC $38.4 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB/NIBC $38.4 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB/NIBC $38.4 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB/NIBC $38.4 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with Natixis of $13.6 million:
On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina as Borrower and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post-delivery financing of our product tanker Alejandrina .
The loan must be repaid by (i) 40 consecutive quarterly installments of $0.2 million each beginning in June 2007 and (ii) a balloon repayment of $4.5 million payable simultaneously with the 40th quarterly installment. The loan accrued interest at 6.38% per annum during the first five years of the loan and LIBOR plus 1.00% per annum thereafter for so long as the Alejandrina remains chartered under standard conditions or plus 1.20% per annum otherwise.

The loan is secured by a mortgage on the Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.
On May 21, 2012, we paid $1.8 million to partially prepay the outstanding amounts under this facility.

On May 15, 2015, we paid $0.7 million to partially prepay the outstanding amounts under this facility.
The aggregate outstanding principal balance of the loan was $3.1 million at December 31, 2015, which was subsequently fully repaid on March 7, 2016, concurrently with the sale of our Alejandrina.
Loan Agreement with International Finance Corporation (IFC) of $25.0 million:
On September 15, 2008, UABL Paraguay S.A., as Borrower, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing (the "IFC $25.0 Million Loan").
The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $1.09 million and 8 consecutive semi-annual installments of $1.90 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250% beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).
In connection with this facility, we entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of this borrowing within a floor of 1.69% and a cap of 5.0% per annum.
The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios to be met and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.
On March 27, 2015, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon OFID's granting of a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.

As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the standstill agreement.
The aggregate outstanding principal balance of the loan was $16.3 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with IFC under the IFC $25.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. (the "Borrower"), UABL Limited ("UABL"), the Company and IFC entered into a standstill agreement under the IFC $25.0 Million Loan.  Under this standstill agreement, IFC agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrower and UABL as guarantor of the IFC $25.0 Million Loan with respect to the Event of Default that occurred under the IFC $25.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrower and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep IFC advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide IFC with certain information upon request;
•	provide IFC with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to IFC;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide IFC with evidence relating to capital expenses as required by IFC and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrower or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the IFC $25.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrower or UABL (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the IFC Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.
On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with International Finance Corporation (IFC) of $35.0 million:
On September 15, 2008, UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing (the "IFC $35.0 Million Loan").
The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $1.52 million and 8 consecutive semi-annual installments of $2.66 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250%, beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).
In connection with this facility, we entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of this borrowing within a floor of 1.69% and a cap of 5.0% per annum.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios to be met and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.
On March 27, 2015, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon OFID's granting of a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.
As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the standstill agreement.
The aggregate outstanding principal balance of the loan was $22.8 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with IFC under the IFC $35.0 Million Loan:
On January 15, 2016, UABL Barges (Panama) Inc. ("Barges"), UABL Towing Services S.A. ("Towing"), Marine Financial Investment Corp. ("Marine"), Eastham Barges Inc. ("Eastham", and, together with Barges, Towing, Marine and Eastham, the "Borrowers"), UABL Limited ("UABL"), the Company and IFC entered into a standstill agreement under the IFC $35.0 Million Loan. Under this standstill agreement, IFC agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrowers and UABL as guarantor of the IFC $35.0 Million Loan with respect to the Event of Default that occurred under the IFC $35.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrowers and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep IFC advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide IFC with certain information upon request;
•	provide IFC with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to IFC;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide IFC with evidence relating to capital expenses as required by IFC and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrowers or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the IFC $35.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or UABL (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the IFC Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.

On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with The OPEC Fund for International Development (OFID) of $15.0 million:
On November 28, 2008, UABL Paraguay S.A., as Borrower, and OFID entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing (the "OFID $15.0 Million Loan").
The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $0.65 million and 8 consecutive semi-annual installments of $1.14 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250% beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).

In connection with this facility, we entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of this borrowing within a floor of 1.69% and a cap of 5.0% per annum.
The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios to be met and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.
On April 13, 2015, OFID waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon IFC's granting of a similar waiver on or before April 15, 2015, which condition was met on March 27, 2015.

As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the standstill agreement.
The aggregate outstanding principal balance of the loan was $9.8 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with OFID under the OFID $15.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. ("UABPLY"), UABL Limited ("UABL"), and OFID entered into a standstill agreement under the OFID $15.0 Million Loan.  Under this standstill agreement, OFID agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against UABPLY and UABL as guarantor of the OFID $15.0 Million Loan with respect to the Event of Default that occurred under the OFID $15.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
UABPLY and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep OFID advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide OFID with certain information upon request;
•	provide OFID with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to OFID;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide OFID with evidence relating to capital expenses as required by OFID and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of UABPLY or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the OFID $15.0 Million Loan is the earlier of:  (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by UABPLY or UABL (together, the "Obligors") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the OFID Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against an Obligor to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Obligors and certain lenders.
On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with International Finance Corporation (IFC) of $15.0 million:
On December 2, 2011, UABL Paraguay S.A. and Riverpar S.A. as joint and several Borrowers, and IFC entered into a loan agreement to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges and (iv) the construction and acquisition of additional pushboats and ancillary equipment (the "IFC $15.0 Million Loan").

The loan has a grace period of 2 years followed by 17 consecutive semi-annual installments of $0.9 million beginning in June 2013. The loan accrues interest at LIBOR plus 3.65% per annum.
The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.
On March 27, 2015, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon OFID's granting of a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.
As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $9.7 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with IFC under the IFC $15.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. ("UABPLY"), Riverpar S.A. ("Riverpar", and, together with UABPLY, the "Borrowers"), UABL Limited ("UABL"), the Company and IFC entered into a standstill agreement under the IFC $15.0 Million Loan. Under this standstill agreement, IFC agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrowers and UABL as guarantor of the IFC $15.0 Million Loan with respect to the Event of Default that occurred under the IFC $15.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrowers and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep IFC advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide IFC with certain information upon request;
•	provide IFC with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to IFC;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide IFC with evidence relating to capital expenses as required by IFC and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrowers or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the IFC $15.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or UABL (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the IFC Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with The OPEC Fund for International Development (OFID) of $10.0 million:
On December 15, 2011, UABL Paraguay S.A. and Riverpar S.A. as joint and several Borrowers, and OFID entered into a parallel loan agreement to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges and (iv) the construction and acquisition of additional pushboats and ancillary equipment (the "OFID $10.0 Million Loan").

The loan has a grace period of 2 years followed by 17 consecutive semi-annual installments of $0.6 million beginning in June 2013. The loan accrues interest at LIBOR plus 3.65% per annum.
The loan is secured through a collateral sharing agreement with the IFC. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.
On April 13, 2015, OFID waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon IFC's granting of a similar waiver on or before April 15, 2015, which condition was met on March 27, 2015.
As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $6.5 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with OFID under the OFID $10.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. and Riverpar S.A. (together, the "Borrowers"), UABL Limited ("UABL"), the Company and OFID entered into a standstill agreement under the OFID $10.0 Million Loan.  Under this standstill agreement, OFID agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrowers and the Company and UABL as guarantors of the OFID $10.0 Million Loan with respect to the Event of Default that occurred under the OFID $10.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrowers, the Company and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep OFID advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide OFID with certain information upon request;
•	provide OFID with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to OFID;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide OFID with evidence relating to capital expenses as required by OFID and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrowers, UABL or the Company, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the OFID $10.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers, UABL or the Company (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the OFID Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.
On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not Applicable.

D.	TREND INFORMATION
We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.
River Business
•	Punta Alvear barge building facility – We expect to continue building tank barges for our own account, if the operation requires it and we intend to continue selling barges to third parties. Single hull vessels fade out and double hull legislation is in place so replacement should be needed if the marker recovers. Currently, our shipyard production capacity is reduced given the current environment. Nevertheless, efforts to continue pursuing third parties sales are being done.
•	New operating model – We expect to continue focusing on the new operational model based on a point to point convoys system instead of a hub and spoke system that we used in the past in order to continue maximizing asset utilization and reducing operating costs.
•	Growth opportunities are still available in the River Business such as possible expansion to Brazil.
Offshore Supply Business
•	UP Agate potential conversion into RSV – Our UP Agate, one of the three state of the art 5,145 dwt Chinese PSVs acquired in 2013, today in lay up in the North Sea, could potentially be employed by Petrobras as an RSV, considering the current bidding process underway. We may continue seeking for additional RSV employments in the future and exploring new markets/regions opportunities.
Ocean Business
•	Container feeder service – Regular service with two vessels, Asturiano and Argentino. The Southbound leg has remained at high utilization rates with healthy rates while we have increased the utilization rate in the northbound leg also to high levels with domestic cargoes returning to Buenos Aires and transshipment cargoes which are loaded from other southern ports in Patagonia such as Bahia Blanca or Puerto Madryn and carried with our service to Buenos Aires for export. Growth opportunity still available in Patagonia service.
E.	OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2015. The amounts below include both principal and interest payments.

		Payments due by period
	Total	Current (a)	Two to three years (b)	Four to five years (c)	After five years (d)
	(Dollars in thousands)
1. Long – term debt obligations (e)

- 8⅞% Senior Notes 2021 ($225.0 million) (f)	$225,000	$--	$--	$--	$225,000
- DVB Bank SE (up to $15.0 million)	4,150	4,150	--	--	--
- DVB Bank SE (up to $61.3 million)	21,050	21,050	--	--	--
- DVB Bank SE (up to $25.0 million)	7,000	1,000	6,000	--	--
- BNDES (up to $18.7 million)	12,488	1,110	2,220	2,220	6,938
- DVB / Security (up to $40 million)	24,166	3,333	20,833	--	--
- DVB / NIBC / ABN (up to $84.0 million)	44,457	9,552	34,905	--	--
- DVB / NIBC (up to $38.4 million)	28,661	5,553	7,423	15,685	--
- Natixis (up to $13.6 million)	3,146	3,146	--	--	--
- IFC UABL II Paraguay (up to $25.0 million)	16,304	2,989	7,609	5,706	--
- OFID (up to $15.0 million)	9,782	1,793	4,565	3,424	--
- IFC UABL II (up to $35.0 million)	22,826	4,185	10,652	7,989	--
- IFC UABL III Loan (up to $15.0 million)	9,706	1,766	3,529	3,530	881
- OFID UABL III Loan (up to $10.0 million)	6,470	1,176	2,353	2,353	588
-DVB Reducing Revolver	27,500	27,500

Total long – term debt obligations	$462,706	$88,303	$100,089	$40,907	$233,407

Estimated interest on long-term debt obligations

- 8⅞% Senior Notes 2021 ($225.0 million)	$120,307	$30,447	$39,938	$39,938	$9,984
- DVB Bank SE (up to $15.0 million)	69	69	--	--	--
- DVB Bank SE (up to $61.3 million)	354	354	--	--	--
- DVB Bank SE (up to $25.0 million)	262	142	120	--	--
- BNDES (up to $18.7 million)	2,153	365	627	493	668
- DVB Bank SE First Demand Guarantee (up to $16.8 million)	2,213	214	470	410	1,119
- DVB / Security (up to $40 million)	2,567	1,003	1,564	--	--
- DVB / NIBC / ABN (up to $84.0 million)	3,501	2,034	1,467	--	--
- DVB / NIBC (up to $38.4 million)	4,238	1,196	1,854	1,188	--
- Natixis (up to $13.6 million)	15	15	--	--	--
- IFC UABL II Paraguay (up to $25.0 million)	1,832	726	869	237	--
- OFID (up to $15.0 million)	1,099	436	521	142	--
- IFC UABL II (up to $35.0 million)	2,565	1,017	1,216	332	--
- IFC UABL III Loan (up to $15.0 million)	1,328	423	603	282	20
- OFID UABL III Loan (up to $10.0 million)	885	282	402	188	13
-DVB Reducing Revolver	493	493	--	--	--

Total estimated interest on long – term debt obligations	143,881	39,216	49,651	43,210	11,804

2. Operating lease obligations	$30,540	$7,446	$9,739	$6,528	$6,827

Total Contractual Obligations	$637,127	$134,965	$159,479	$90,645	$252,038

(a)	Represents the period from January 1, 2016 through December 31, 2016.
(b)	Represents the period from January 1, 2017 through December 31, 2018.
(c)	Represents the period from January 1, 2019 through December 31, 2020.
(d)	Represents the period after December 31, 2020.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2015. Amounts do not include interest payments.
(f)	Excludes unamortized premium of $0.8 million.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2015	Interest Rate	Period From-To

- 8⅞% Senior Notes 2021 ($225.0 million)	$225,000	8.875%	01/01/2016 – 06/15/2021

- DVB Bank SE (up to $15.0 million)	4,150	1.81%	01/01/2016 – 12/14/2016

- DVB Bank SE (up to $61.3 million)	21,050	1.81%	01/01/2016 – 12/14/2016

- DVB Bank SE (up to $25.0 million)	7,000	2.11%	01/01/2016 – 10/31/2017

- BNDES	12,488	3.00%	01/01/2016 – 03/10/2027

- DVB Bank SE (First Demand Guarantee)	16,820	1.40%	07/02/2014 – 07/01/2015
- DVB Bank SE (First Demand Guarantee)	16,820	1.30%	07/02/2015 – 07/01/2016
- DVB Bank SE (First Demand Guarantee)	16,820	1.20%	07/02/2016 – 07/01/2017

- DVB-Security (up to $30.0 million)	18,125	3.61%	01/01/2016 – 12/31/2018
- DVB-Security (up to $10.0 million)	6,041	6.39%	01/01/2016 – 12/31/2018

- DVB / NIBC / ABN (up to $84.0 million)
- DVB (up to $7.0 million)	4,865	4.89%	01/01/2016 – 10/31/2016
- NIBC (up to $7.0 million)	4,865	4.90%	01/01/2016 – 10/31/2016
- ABN (up to $7.0 million)	4,865	4.895%	01/01/2016 – 10/31/2016
- DVB (up to $7.0 million)	4,816	5.155%	01/01/2016 – 09/26/2016
- NIBC (up to $7.0 million)	4,816	5.2575%	01/01/2016 – 09/26/2016
- ABN (up to $7.0 million)	4,816	5.205%	01/01/2016 – 09/26/2016
- DVB (up to $7.0 million)	5,138	5.22%	01/01/2016 – 10/11/2016
- NIBC (up to $7.0 million)	5,138	5.22%	01/01/2016 – 10/11/2016
- ABN (up to $7.0 million)	5,138	5.22%	01/01/2016 – 10/11/2016

- DVB / NIBC (up to $38.4 million)	28,661	4.61%	01/01/2016 – 12/30/2020

- Natixis (up to $13.6 million)	3,146	1.81%	01/01/2016 – 03/07/2016

- IFC UABL II (up to $35.0 million)	22,826	4.94%	01/01/2016 – 06/15/2016

- IFC UABL II Paraguay (up to $25.0 million)	16,304	4.94%	01/01/2016 – 06/15/2016

- OFID (up to $15.0 million)	9,782	4.94%	01/01/2016 – 06/15/2016

- IFC UABL III Loan (up to $15.0 million)	9,706	3.97%	01/01/2016 – 06/15/2021

- OFID UABL III Loan (up to $10.0 million)	6,470	3.97%	01/01/2016 – 06/15/2021

- DVB Reducing Revolver (up to $40.0 million)	27,500	3.61%	01/01/2016 – 06/30/2016

Interest expense calculations begin on January 1, 2016, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID, DVB/Security and DVB/NIBC/ABN credit facilities. The Company, through its subsidiaries, has entered into an interest rate collar under its IFC/OFID facility and into two interest rate swap agreements related to borrowings and DVB/Security and DVB/NIBC/ABN credit facilities, respectively, whereby it has converted most of its variable rate borrowings into fixed rate borrowings. For purposes of this table, the Company has assumed the fixed rates of interest in calculating its obligations. Once the swap related to the DVB/NIBC/ABN credit facilities and the collar related to the IFC/OFID UABL II facility expire, the Company assumed a floating interest rate in calculating its obligations.
We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our debt, which could result in our debt being accelerated by our lenders as discussed elsewhere herein. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments and, if we are not successful in accessing the capital markets at sufficient levels, our lenders could foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
Alternatively to debt capital markets, we may seek to raise additional cash through capital increase from Southern Cross, our major shareholder, or through the sale of certain of the Company's assets/segments.
G.	SAFE HARBOR
Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this annual report.
ITEM 6. – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND EXECUTIVE OFFICERS

Our board of directors is elected annually and each director elected holds office until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Set forth below are the names, ages and positions of our directors, executive officers and key employees. George Wood and Eduardo Ojea Quintana serve on our audit committee. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is H&J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Age	Position
Eduardo Ojea Quintana	60	Chairman of the Board and Director
Damián Scokin	49	Chief Executive Officer
Cecilia Yad	49	Chief Financial Officer
Leonard J. Hoskinson	62	Secretary and Vice President, International Finance
Gonzalo Dulanto	43	Director
George Wood	70	Independent Director
Raúl Sotomayor	51	Director
Sebastián Villa	42	Director
Barry W. Ridings	64	Independent Director
John C. Wobensmith	45	Independent Director

Biographical information with respect to each of our directors, executives and key personnel is set forth below.
Eduardo Ojea Quintana. Mr. Ojea Quintana is currently a member of the board of directors of several other energy companies in South America. He was elected Director of the Company in December 2012. He has served as the President of the Board of Directors of Transportadora de Gas del Norte S.A., as a member of the Argentine Chamber of Oil Companies, part of the Argentine Institute of Oil and Gas, the Argentine Council for the Sustainable Development Companies and the Academy Center for the Energy Regulatory Activity. He also represented Argentina on the Executive Committee for the International Gas Union. Mr. Ojea Quintana holds a degree in Law from the University Museo Social Argentino.

Damián Scokin. Mr. Scokin has been the Chief Executive Officer of Ultrapetrol (Bahamas) Ltd. since November 1, 2014. Previously, Mr. Scokin served as Chief Executive Officer of International Business Unit at LATAM Airlines Group S.A. Mr. Scokin joined LAN Airlines in 2005 as Chief Executive Officer of LAN Argentina, where he led the start-up and development of LAN's new subsidiary in Argentina. Prior to joining LAN, he developed an extensive career as a Management Consultant at McKinsey & Company, where he worked for 11 years. During his consulting experience Mr. Scokin worked in the United States, Great Britain, Chile, Brazil, Peru and Argentina in a variety of projects. Since 2000, Mr. Scokin was Partner of McKinsey & Company and in 2003 became its Location Manager of the Buenos Aires office, leading McKinsey's practice in Argentina. Mr. Scokin obtained his MBA from Harvard Business School in 1995, after graduating as Bachelor in Economics (1991) and Industrial Engineer (1992) at the University of Buenos Aires.
Cecilia Yad. Ms. Yad is the Chief Financial Officer of the Company. She is a Certified Public Accountant with over 25 years of finance experience working with diverse multinational companies. Most recently, Ms. Yad was the CFO for Iberia-Latin America of ISS, a Danish-based services company. Prior to ISS, she held planning, accounting and finance executive positions with Clorox, a U.S. consumer goods company where she worked for 10 years. She also worked for Energizer, Deloitte, and the Royal Bank of Canada, where she gained substantial experience in cost accounting, auditing and credit analysis.
Leonard J. Hoskinson. Mr. Hoskinson was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson is Vice President, International Finance and has been employed by the Company and its subsidiaries for over 26 years. Prior to that, he had an international banking career specializing in ship finance spanning over 20 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of various companies of the group. In December 2012, as part of the transaction entered into with Southern Cross, Mr. Hoskinson resigned as director of Ultrapetrol. In addition, Mr. Hoskinson was the Chief Financial Officer of the Company from 2006 until April 29, 2013.
Gonzalo Dulanto. Mr. Dulanto joined Southern Cross in 2004, where he has participated in the acquisition, transformation and divestiture of several portfolio companies. While at Southern Cross, he also served as interim CEO of ANSM and interim COO of ESSBIO, two water utilities with operations in Chile. He was appointed Director of the Company in October 28, 2014.  Past board memberships include GasAtacama, Supermercados del Sur and SMU. Prior to joining Southern Cross, he was a consultant in McKinsey´s Santiago office working with companies in a wide range of industries with responsibility of executing strategic, organizational and operational projects to help clients improve their performance. Mr. Dulanto's experience also includes working for Enersis, the leading Chilean conglomerate in the Latin American electricity sector. He was responsible for a broad range of strategic and execution activities. Mr. Dulanto holds an Industrial Engineering degree from the Universidad Católica de Chile and an MBA from Harvard Business School.
George Wood. Mr. Wood has been a Director since October 2006. He has recently retired as managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as Managing Director of Chancery, Mr. Wood worked as Managing Director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood is a member of the board of Baltic Trading Inc. as well as part of the Audit Committee and Nominating and Governance Committee. Baltic Trading Inc. is a shipping company focused on the dry bulk industry spot market and is currently trading on the NYSE. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the board of Wawa Inc., as well as part of the Finance Committee, Strategic Fuels Committee and Compensation Committee.  Wawa Inc. is a $10.0 billion revenue privately held convenience store chain operating in the Mid-Atlantic area and in Florida. Mr. Wood recently served in the boards of LASCO Shipping Co. and Infinity Rail LLC.
Raúl Sotomayor.Mr. Sotomayor is a Senior Partner of Southern Cross and a Member of the Executive Committee of the firm and serves as a board member at Brinox and SMU S.A., as well as the non-profit organizations Techo and Fundacion Alimenta. He previously served as a board member at Essbio S.A., Quintec S.A., Supermercados del Sur S.A., and Gas Atacama. Prior to joining Southern Cross, Mr. Sotomayor was a consultant with the Boston Consulting Group at its San Francisco and Buenos Aires offices, served in a managerial position at leading Chilean industrial group Grupo Elecmetal, and began his career at Fintec, a Chilean private equity fund. Mr. Sotomayor holds dual degrees in Economics and Business Administration from the Universidad Católica de Chile, as well as an MBA from UCLA. He is a Member of the Carnegie Endowment for International Peace's Group of Fifty (G50).
Sebastián Villa. Mr. Villa is a Member of the Executive Committee of Southern Cross Group. He has served as a Board Member of HotelDO, MMCinemas, Planigrupo, Javer, MorePharma, and the Port of Barranquilla. Prior to joining Southern Cross, Mr. Villa held positions at Three Cities Research, a New York-based private equity firm, at Boston Consulting Group's Buenos Aires and Santiago offices, and at Royal Dutch Shell in Buenos Aires. Mr. Villa holds an Economics degree from the Universidad de San Andres, Buenos Aires and an MBA from Columbia University.
Barry W. Ridings. Mr. Ridings currently serves as Vice Chairman of Lazard Frères & Co. LLC. He also serves as Chairman of LMDC Holdings and Lazard Middle Market, LLC. He is also a member of the Board of Directors of Siem Industries Inc. and iStar Inc. Previously, he was a Managing Director at Deutsche Banc Alex. Brown from 1990 to 1999 and at Drexel Burnham Lambert from 1986 to 1990. Additionally, Mr. Ridings serves in an advisory role for a number of non-profit and charitable organizations, including the Catholic Charities of the Archdiocese of New York. Mr. Ridings has an M.B.A. in Finance from Cornell University and a B.A. in Religion from Colgate University.

John C. Wobensmith. Mr. Wobensmith currently serves as President of Genco Shipping & Trading. He was previously President of Baltic Trading Limited until its acquisition by Genco in 2015. Prior to that, he served as Chief Financial Officer of Genco, Senior Vice President of American Marine Advisors, an investment bank focused on the shipping industry, and Vice President of First National Bank of Maryland's international maritime lending group. He also serves as a member of the Board of Trustees, among other roles, for St. Mary's College of Maryland, from which he has a B.A. in Economics. He also holds the Chartered Financial Analyst designation.
B.	COMPENSATION
The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $7.0 million for the fiscal year ended December 31, 2015. This amount includes $2.8 million associated with the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses and $ 1.6 million associated with severance payments to two executive officers according to their employment and consulting agreements termination clauses in October 2015. Neither the Company nor any of its subsidiaries provides retirement benefits.
In September 2006, in connection with our IPO we granted stock options for 348,750 shares of common stock with an exercise price of $11 per share to certain members of Management, out of which 310,000 were cancelled and 38,750 remain outstanding. These options expire ten years after their issuance date. To date, none of these options had been exercised by their holders.
On April 29, 2013, certain members of Management entered into new Consulting Agreements pursuant to which they were granted stock options for 814,433 shares of common stock with an exercise price of $2.40 per share. These options expire ten years after their issuance date. To date, none of these options have been exercised by their holders.
On September 3, 2014, the outstanding stock options granted to our former Chief Executive Officer and former Executive Vice President were exercised as part of the termination of their respective consulting agreements after the acquisition by Sparrow of all of the Company's outstanding equity interests held by Hazels, Los Avellanos and SIPSA. Upon such termination, 19,375 stock options remain outstanding, which have an average exercise price of $2.71 per share. To date, none of these options had been exercised.
On November 10, 2014, certain members of Management entered into new Consulting Agreements pursuant to which they were granted stock options for 1,600,000 shares of common stock with an exercise price of $2.73 per share. These options expire ten years after their issuance date. To date, none of these options have been exercised by their holders.
C.	BOARD PRACTICES
Our Audit Committee is composed of Mr. Wood, who is one of our independent directors, and Mr. Quintana, and is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our corporate governance practices are in compliance with Bahamian law and we are exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.
We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:
•	We do not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we have three independent directors.
•	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors may hold regular meetings, as is consistent with Bahamian law.
•	In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. At least one member of the audit committee is a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this description.
•	In lieu of a nomination committee comprising independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our articles of association.
•	Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bahamian law requirements, our articles of association provides that related party transactions must be approved by disinterested directors and in certain circumstances, supported by a fairness opinion.
•	Pursuant to our articles of association, our unissued shares are at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the directors may by resolution determine.
•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Bahamian law. Consistent with Bahamian law and as provided in our articles of association, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our articles of association provide that shareholders must give us 90 days advance notice to properly introduce any business at a meeting of the shareholders. Our articles of association also provides that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).
Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
The employment agreements of the executive members of our board of directors contain standard termination provisions (which include termination: (i) upon death or disability, (ii) with or without cause, and (iii) with or without good reason). These agreements contain customary termination of employment clauses with no special benefits such as golden parachutes, etc.
Executive Committee, Compensation Committee and Special Committee
The Board of Directors has three advisory committees, the Executive Committee, the Compensation Committee and the Special Committee.
Executive Committee
The Executive Committee is composed of at least three directors, the CEO and the CFO of the Company. It meets on a regular basis, and its function is to supervise and give guidelines to management with respect to the Company's operations; evaluate the strategic initiatives proposed by management, third parties or other members of the Board and formulate recommendations to the Board on their implementation, and act as a complement to management regarding potential acquisitions, dispositions, mergers, etc.; and act as an informal "sounding board" for management regarding any other operational matters management may consider appropriate and perform such other functions and duties as may be delegated to it by the Board.
The Committee may delegate to any one or more of its members authority to conclude any matter requiring the authority of the Committee.
Compensation Committee
The Compensation Committee is composed of Gonzalo Dulanto, Eduardo Ojea Quintana and George Wood. It meets at least once every calendar quarter, and its function is to:

(i)
Advise the Board with respect to the compensation of the CEO, the CFO and other senior executives (the "Senior Executives") that report directly to the CEO, designated as "executive officers" by the Board and the Chief Operating Officers, if any, of the Company's business units and evaluate annually the performance of the Company's Senior Executives.

(ii)	Review and make recommendations on the Company's overall compensation structure regarding its Directors and Senior Executives.

(iii)
Act as an informal "sounding board" for management regarding any other executive compensation matters management may consider appropriate and perform such other functions and duties as may be delegated to it by the Board.

The Committee may delegate to any one or more of its members authority to conclude any matter requiring the authority of the Committee.

Special Committee
The Special Committee was formed pursuant to the forbearance agreement reached with the majority of the holders of the Company's 2021 Notes. The Special Committee is composed of George Wood, Barry Ridings and John Wobensmith and will, among other things, explore options and make recommendations to the Company's Board of Directors in connection with the restructuring of the Company.
D.	EMPLOYEES
As of December 31, 2015, we employed 1,332 persons, consisting of 403 land-based employees and 929 seafarers as crew on our vessels, of which 477 were in our River Business, 253 were in our Offshore Supply Business and 199 were in our Ocean Business. The number of seafarers decreased 17% with respect to December 31, 2014, mainly as a result of cost reduction initiatives. Our Indian crew was employed through Orient Ship Management & Manning Pvt., Ltd., a manning agent based in Mumbai, India.
Our crew is employed under the standard collective bargaining agreements with the seafarers' union in their respective countries. The crew is employed on contractual terms valid for a fixed duration of service on board the vessels. We ensure that all the crew employed on board our vessels have the requisite experience, qualifications and certification to comply with all international regulations and shipping conventions. Our training requirements for the crew exceed the applicable statutory requirements. We always man our vessels above the safe manning requirements of the vessels' flag state in order to ensure proper maintenance and safe operation of the vessels. We have in force special programs such as a performance-related incentive bonus, which is paid to some of our senior officers upon rejoining our ships. This ensures retention of qualified and competent staff.
E.	SHARE OWNERSHIP
For information concerning the share ownership in our Company of our officers and directors, please see Item 7 — Major Shareholders and Related Party Transactions.
ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS
The following table sets forth information regarding the owners of more than five percent of our common stock as of April 19, 2016.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage
Sparrow Capital Investments Ltd. (1)	119,266,821	84.7%	84.7%
All directors and executive officers as a group (2)	82,449	0.1%	0.1%

(1)
Sparrow Capital Investments Ltd. ("Sparrow") may be deemed the beneficial owner of 119,266,821 shares of Common Stock which includes 25,326,821 shares acquired from Los Avellanos and Hazels pursuant to the Share Purchase Agreement dated July 13, 2014 (this includes the shares and exercised stock options owned by our former Chief Executive Officer and former Executive Vice President). With the completion of the transaction on September 3, 2014, the equity capital of the Company is now comprised exclusively of shares with equal voting rights of one vote per share.

(2)
Includes 48,920 shares of restricted stock issued to companies controlled by one of our executives and 33,529 shares of stock issued to one of our non-executive directors as part of their compensation for the services rendered to us as board members.

On December 12, 2012, we announced the closing of an investment agreement entered into on November 13, 2012, with Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (jointly "Southern Cross"). Pursuant to such closing, we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. We received proceeds of $220.0 million from the transaction.
On July 13, 2014, Sparrow, a subsidiary of Southern Cross and our major shareholder, entered into a share purchase agreement with Hazels and Los Avellanos to purchase all of Hazels' and Los Avellanos' outstanding equity interests in the Company. The agreement also provides Hazels with the opportunity to offer to purchase the Company's Ocean Business for a price to be determined, subject to terms and conditions including the approval of the independent director of the Company.
On September 3, 2014, the share purchase transaction with respect to the sale of shares of the Company between the major shareholders of the Company was closed under terms previously announced on July 13, 2014. In the transaction, Sparrow purchased all of the Company's outstanding equity interests held by Hazels, Los Avellanos and certain entities affiliated with them ("SIPSA"), increasing Southern Cross' interest in the Company from 67% to 85%. Under the terms of the agreement, Sparrow acquired from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock") at a price equivalent to $4.00 per share of Common Stock. With the completion of the transaction, the equity capital of the Company is now comprised exclusively of shares with equal voting rights of one vote per share.

As of April 7, 2016, we had twelve shareholders of record, seven of which were located in the United States and held an aggregate of 25,363,959 of our common shares, representing 17.53% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 21,333,201 of our common shares as of April 7, 2016. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.
B.	RELATED PARTY TRANSACTIONS
There are no revenues derived from transactions with related parties for each of the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015, 2014 and 2013, the balances of the accounts receivable from and payables to all related parties were approximately $3.5 million, $4.2 million and $4.3 million and nil, $1.6 million and $1.4 million, respectively.
Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)
Pursuant to a commercial agreement and an agency agreement, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) performs duties as commercial agent for our container feeder service and port agent for us in Argentina. For these services, we pay Shipping Services Argentina S.A. commissions and fees. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes former President and Chief Executive Officer Felipe Menendez Ross and former Executive Vice President Ricardo Menendez Ross, who were affiliates of the Company until the end of 2014. Since then, Shipping Services Argentina S.A. no longer constitutes a related party. For each of the years ended December 31, 2014 and 2013 the amounts paid and / or accrued for such services amounted to $0.3 million and $0.3 million, respectively. We believe that payments made under the above agreements reflected market rates for the services provided and are similar to what third parties pay for similar services.
Navalia S.A. (Formerly Navalia S.R.L.)
Pursuant to a commercial and an agency agreement, Navalia S.A., or Navalia, performs duties as commercial agent for our container feeder service and port agent for us in Ushuaia, Argentina. For these services, we pay Navalia commissions and fees. Navalia is directly controlled by the Menendez family, which includes former President and Chief Executive Officer Felipe Menendez Ross and former Executive Vice President Ricardo Menendez Ross, who were affiliates of the Company until the end of 2014. Since then, Navalia S.A. no longer constitutes a related party. For the years ended December 31, 2014 and 2013 the amounts paid and / or accrued for such services amounted to $1.6 million and $1.7 million, respectively. We believe that payments made under the above agreements reflected market rates for the services provided and are similar to what third parties pay for similar services.
Commercial Commissions paid to Firmapar Corp. (Formerly Comintra Enterprise Ltd.)
In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Firmapar Corp., or Firmapar, one of its shareholders. Under this agreement Firmapar agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet with the Brazilian offshore oil industry. Firmapar's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.
The parties agreed that Firmapar's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.
Firmapar's services in connection with this agreement began on June 25, 2003, and ended on July 5, 2013, concurrently with the Stock Purchase Agreement pursuant to which we acquired from Firmapar Corp. its 5.55% ownership in UP Offshore (Bahamas).

For the year ended December 31, 2013, the amounts paid and/or accrued for such services amounted to $0.5 million.
Operations in OTS S.A.'s terminal
UABL Paraguay S.A., our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. For the years ended December 31, 2015, 2014 and 2013, UABL Paraguay paid to OTS S.A. $1.9 million, $1.3 million and $1.9 million, respectively, for this operation.
Registration Rights Agreement
On December 12, 2012, we entered into a registration rights agreement with Sparrow, Sparrow CI Sub, Los Avellanos and Hazels. Pursuant to the registration rights agreement we granted them, and certain of their transferees, the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by Sparrow, Sparrow CI Sub, Los Avellanos or Hazels. On September 3, 2014, Sparrow Capital Investments Ltd., Sparrow CI Sub and the Company entered into the Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"), which amended and restated the Registration Rights Agreement to remove Los Avellanos and Hazels as parties thereto. Any rights held by Los Avellanos or Hazels were transferred to Sparrow on September 3, 2014. Under the A&R Registration Rights Agreement, Sparrow and Sparrow CI Sub have the right to request that we register the sale of shares held by them on their behalf and require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the holders' expenses reimbursement will be limited to one counsel. In addition, Sparrow and Sparrow CI Sub have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we have to pay all expenses.

Employment Agreements
On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who remained with the Company as Vice President, International Finance and Company Secretary. Concurrently, we entered into new 3.5year employment and consulting agreements for our current Chief Financial Officer.
On September 3, 2014, the outstanding restricted stock and options granted to our former Chief Executive Officer, Felipe Menendez Ross, and former Executive Vice President, Ricardo Menendez Ross, were exercised as part of the termination of their respective employment and consultancy agreements after the acquisition by Sparrow of all of the Company's outstanding equity interests held by Hazels, Los Avellanos and SIPSA.
On November 10, 2014, we appointed Mr. Damian Scokin as the Company's Chief Executive Officer, succeeding our interim Chief Executive Officer Mr. Horacio Reyser. Concurrently, we entered into new 3 year employment and consulting agreements for our current Chief Executive Officer.
On October 28, 2015, the three-year term employment contracts and consultancy agreements of two of our officers have matured. One of these officers entered into a new employment contract on October 29, 2015, for the term of one year.
As of December 31, 2015, we had employment agreements with our Chief Executive Officer, Damian Scokin, Chief Financial Officer, Cecilia Yad, and our Company Secretary, Leonard J. Hoskinson. In addition, we had consulting agreements with companies controlled by Mr. Scokin and Mrs. Yad for work they perform for us in various different jurisdictions. Under these outstanding agreements we granted these companies an aggregate of 2,414,433 stock options of which 1,076,289 have vested as of December 31, 2015.
C.	INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.
ITEM 8 – FINANCIAL INFORMATION
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18 for reference to financial information.
Legal Proceedings
UABL – Ciudad del Este Customs Authority – Autonomous Action for Annulement
On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three matters in respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2.2 million, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period.  The referred amounts exclude legal costs and interests which in Paraguay are substantial. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop the appeal wehad filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold waiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.
UABL Paraguay S.A. – Paraguayan Customs Asuncion – Bunker case
These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total amount owed according to Customs in Asuncion is up to Gs. 12,056,635,704 (approximately $2.1 million), that is to say twice the value of the purchased bunkers (Gs. 6,028,317,852). The claim was rejected by the competent Court. This ruling was appealed and applied for annulment and is now in procedure at the Supreme Court of Justice of Paraguay pending resolution. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are fifty percent chances that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion
Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges subject to conversion in foreign yards. Customs imposed a fine of Gs. 2,791,514,822 (approximately $0.6 million) and judicial proceedings have been commenced where a final decision from the Supreme Court of Justice of Paraguay is still pending. Our local counsel has advised that, due to the conservative criteria of the courts in favor of the state, there are fifty percent chances that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.
UABL Paraguay S.A. - Paraguayan Tax Authority
These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011 against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be made and also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.
Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office
On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $0.4 million. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.
On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $0.08 million and $2.5 million, with an additional amount of $0.08 million regarding additional VAT and income taxes, and the charges for import duties could reach $0.5 million. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.
UP Offshore Apoio Marítimo Ltda. - Rio de Janeiro State Treasury Office- UP Pearl Tax assessment
On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel UP Pearl. The said authorities determined the corresponding assessment in the amount of R$ 768,096.34 (approximately $0.19 million), plus interest. A decision is now pending over the non-application of the tax to the vessel's import. Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.
UABL Paraguay S.A., Yataity S.A. and UABL S.A. –Alleged Tax Evasion
These proceedings were commenced by the National Customs Authority of Paraguay on a supposed Income Tax evasion regarding some freight services rendered by UABL S.A., UABL Paraguay S.A. and Yataity S.A. from Tres Fronteras Terminal and other ports in Paraguay during 2000 and 2005.Those three entities were charged by said administrative authority for owing the alleged non-paid taxes plus same amount in fines. The total amount was, after some discussions, finally determined by the Customs National Authority in approximately $0.3 million plus a fine in the same amount. This resolution has been judicially argued by UABL entities and is now pending resolution by the Supreme Court of Justice of Paraguay. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are fifty percent chances that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.
Trafigura Beheer BV (and related companies) v Ultrapetrol S.A.
Claims have been made against Ultrapetrol by companies in the Trafigura Group under a series of contracts made in 2011-13 for construction of river barges. The claims are for alleged defects in the construction of the barges, which are (with some minor exceptions) denied by Ultrapetrol S.A.
Solicitors representing Trafigura have commenced arbitration proceedings against Ultrapetrol S.A. and arbitrators were appointed in September/October 2015. Claim Submissions were served on February 2, 2016. The total claims amount to approximately $15.5 million, excluding interest and costs. The opinion of our local counsel is reasonably optimistic that these proceedings will not have a material adverse financial impact on the consolidated financial position or results of the Company.

Touax Hydrovia Corp. v Corporación de Navegación Mundial S.A.
This case involves cross-claims under a long-term bareboat charter on 24 barges, dated April 25, 2012, between Touax Hydrovia Corp. ("Touax"), as Owner, Corporación de Navegación Mundial S.A. ("Cornamusa"), as Charterer, and Ultrapetrol (Bahamas) Limited, as guarantor. Touax had the obligation to register the barges in a jurisdiction which would permit Cornamusa, through a Paraguayan subsidiary, to operate the barges on the Parana-Paraguay River System. Due to a change in Paraguayan legislation, Touax was no longer able to register the last 7 barges under its flag after the expiration of their provisional certificates and remain without any register. Therefore, these barges have been out of service and put off-hire by Cornamusa. Touax's commenced an arbitration claim in New York against Cornamusa related to the payment of hire (roughly $1.3 million at the present) which was suspended on December 2014. Likewise, as Cornamusa considers Touax to be in breach of the provision which obligated Touax to ensure that its registration of the barges would not impede Cornamusa's ability to trade them on the River system, it has therefore submitted a counterclaim in New York arbitration against Touax for breach. This counterclaim involves losses for insurance during the period of layup (following expiration of the provisional certificates) and transportation/mooring costs. Additionally, Touax executives admitted that they had recently abandoned their efforts to resolve the flagging issue. Consequently, Cornamusa terminated the contract with respect to the 7 barges in dispute. Touax may increase its claim, but that has not yet occurred.
Our local counsel indicated that Cornamusa has the better argument supported by the contract terms and has classified the outcome of this contingency as uncertain.
Various other legal, labor and tax proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal, labor or tax proceedings that, if adversely determined, would have a material adverse effect on us.
Dividend Policy
The payment of dividends is in the discretion of our board of directors. We have not paid a dividend to date. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Bahamian law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.
Section 35 of the International Business Companies Act, 2000 (Chapter 309, Statute Laws of The Bahamas, 2000 Edition) provides that, subject to any limitations in its Memorandum or Articles, a company may, by a resolution of directors, declare and pay dividends in money, shares or other property. However, in accordance with Section 35 of the said Act, dividends shall only be declared and paid if the directors determine that immediately after the payment of the dividend:

(a)	the company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and
(b)	the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account and its issued and outstanding share capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the company is conclusive unless a question of law is involved.
Our ability to pay dividends is restricted by the 2021 Notes, which we issued in 2013. In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.
B.	SIGNIFICANT CHANGES
None.

ITEM 9 – THE OFFER AND LISTING

A.	Information regarding the price history of the stock listed:

(a)	High and low market prices for the five most recent full financial years:

	Financial Year Ended December 31,
Per share prices	2011	2012	2013	2014	2015

High	$6.67	$3.48	$3.98	$3.85	$2.20

Low	$2.12	$0.64	$1.65	$1.85	$0.10

(b)  High and low market prices for each full financial quarter for the two most recent full financial years:

Per share prices	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015

High	$3.85	$3.39	$3.59	$3.30	$2.20	$1.68	$1.20	$0.60

Low	$2.93	$2.61	$2.85	$1.85	$1.00	$1.08	$0.32	$0.10

(c)  High and low market prices for each month, for the most recent six months:

Per share prices	October 2015	November 2015	December 2015	January2016	February 2016	March 2016

High	$0.60	$0.57	$0.50	$0.16	$0.28	$0.33

Low	$0.40	$0.35	$0.10	$0.05	$0.05	$0.20

B.	PLAN OF DISTRIBUTION
Not Applicable.
C.	MARKETS
Our Common Stock is listed on The Nasdaq Capital Market under the symbol "ULTR".
D.	SELLING SHAREHOLDERS
Not Applicable.
E.	DILUTION
Not Applicable.
F.	EXPENSES OF THE ISSUE
Not Applicable.
ITEM 10 – ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not Applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
The following summarizes certain provisions of the Company's Fourth Amended and Restated Memorandum of Association, to which we refer as the Memorandum, and Eighth Amended and Restated Articles of Association, to which we refer as the Articles. This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 of The Bahamas and the Memorandum and Articles. Information on where investors can obtain copies of the Memorandum and Articles is described under the heading "Documents on Display" under this Item.

Objects and Purposes
The Company is incorporated in the Commonwealth of The Bahamas ("The Bahamas") under the name Ultrapetrol (Bahamas) Limited. The Registered Office of the Company is situated at Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas. The Registered Agent of the Company is H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas.
Clause 4 of the Memorandum provides that the purpose of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in The Bahamas.
Directors
The Company must have a board of directors, to which we refer as Board of Directors, comprising a minimum number of five directors and a maximum number of seven directors. The Board of Directors is required to meet at least quarterly and to direct and oversee the management and affairs of the Company, exercising all the powers of the Company that are not expressly reserved to its shareholders under the Memorandum and Articles or the International Business Companies Act, 2000 of The Bahamas. The Board of Directors may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors with respect to services to be rendered in any capacity to the Company. The Board of Directors may elect additional directors up to the maximum permitted number of directors.
Subject always to the International Business Companies Act, 2000 of The Bahamas the Company shall not enter into:
(i)            any merger or consolidation involving the Company on the one hand and any member of the Company's management or Board of Directors or their respective affiliates, to each of which we refer as Interested Party, on the other hand;
(ii)            any sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;
(iii)            any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the shareholders of the Company, on the other hand; and
(iv)            any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2.0 million;
without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and with respect to a transaction described in paragraph (iii) above, for those shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested directors of the Company. Any fairness opinion pursuant to the preceding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested directors and engaged on behalf of the Company and/or its shareholders. For the purposes of this provision, a quorum is a majority of the disinterested directors. To qualify as a disinterested director, a director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
In this connection, the International Business Companies Act, 2000 of The Bahamas provides that subject to any limitations in the Memorandum and the Articles and any unanimous shareholder agreement, no such agreement or transaction is void or voidable by reason that the director is present at the meeting of directors that approves the agreement or transaction or that the vote of the director is counted for that purpose. Such agreement or transaction is valid if the material facts of the director's interest in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the shareholders entitled to vote at a meeting of the shareholders and the agreement or transaction is approved or ratified by resolution of the shareholders. A director who has an interest in any particular business to be considered at a meeting of directors may be counted for the purpose of determining whether the meeting is duly constituted. A director need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a director.
Authorized Capital
In accordance with Articles 34 through 39 of the Eighth Amended and Restated Articles of Association of the Company, Ultrapetrol may, without the vote, consent or approval of shareholders, by resolution of the Board of Directors, increase or reduce its authorized capital, including the dividing or combining of shares or other actions.

Share Rights, Preferences, Restrictions
The unissued shares of the Company are at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine, without the vote, consent or approval of shareholders. Dividends may be declared in conformity with applicable law and by resolution of the Board of Directors. Dividends may be declared and paid in cash, stock or other property of the Company.
Subject as provided in the Memorandum, the Memorandum and Articles may be amended, added to, altered or repealed, or new Memorandum and Articles may be adopted by a resolution of the shareholders or by a resolution of the directors. A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders representing not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting.  If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy shareholders representing not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.
If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by the proxy form or a copy thereof shall constitute a valid resolution of shareholders. At any meeting of shareholders of the Company, with respect to a matter for which a shareholder is entitled to vote, each such shareholder shall be entitled to one (1) vote for each share of Common Stock it holds. Each shareholder may exercise such voting right either in person or by proxy. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.
The Board of Directors must give not less than seven (7) days' notice of meetings of shareholders to those persons whose names on the date of the notice is given appear as shareholders in the Share Register and are entitled to vote at the meeting.
If mailed, notice is deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the record of shareholders of the Company or at such address as to which the shareholder has given notice to the Secretary of the Company. Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.
There are no limitations under the laws of The Bahamas on the rights of non-resident or foreign shareholders to hold or exercise voting rights.
Mandatory Arbitration
Any disputes between the Company on the one hand and any of the shareholders or their executors, administrators or assigns on the other hand with respect to the Articles or The International Business Companies Act, 2000 of The Bahamas must be referred to arbitration to be conducted in accordance with the Arbitration Act, 2009 of The Bahamas. This means that you may not be able to bring any dispute as described above that you may have in court but may need to submit such dispute to arbitration.
C.	MATERIAL CONTRACTS
Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. In 2016, we entered into a number of standstill and forbearance agreements with our lenders. These agreements are summarized in Item 5.B. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5.B for a discussion of our loan facilities, and Item 7.B for a discussion of our agreements with companies controlled by related parties.
D.	EXCHANGE CONTROLS
Under Bahamian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.
E.	TAX CONSIDERATIONS
The following is a discussion of the material Bahamian and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common stock. This discussion does not purport to deal with the tax consequences of owning shares of our common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Bahamian Tax Considerations
In the opinion of Higgs & Johnson, our Bahamian counsel, the following are the material Bahamian tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Commonwealth of The Bahamas. Under current Bahamian law, we are not subject to tax on income or capital gains, and no Bahamian withholding tax will be imposed upon payments of dividends by us to our shareholders for a period of twenty years from our date of incorporation.
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S. Holders of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business Overview" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.
U.S. Federal Income Taxation of Our Company
Taxation of Operating Income: in General
We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income."
Unless exempt from U.S. federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, we will be subject to U.S. federal income tax on our shipping income that is treated as derived from sources within the United States, to which we refer as U.S.-source shipping income. For these purposes, U.S.-source shipping income includes 50% of our shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law and therefore do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
We did not derive any U.S. source shipping income for our 2013, 2014 and 2015 taxable years and consequently we were not subject to the 4% U.S. federal income tax for those years.
We may, however, derive U.S. source shipping income in our 2016 or subsequent taxable years. If we derive U.S. source shipping income in our 2016 or subsequent taxable years, we will be subject to the 4% tax unless we qualify for exemption from such tax under Section 883 of the Code, the requirements of which are described below.
Exemption of Operating Income from U.S. Federal Income Taxation
Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the Final Regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

(1)	it is organized in a qualified foreign country which, as defined, is one that grants an "equivalent exemption" to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the Country of Organization Test; and
(2)	either
(A)	more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are "residents" of a qualified foreign country which we refer to as the 50% Ownership Test, or
(B)	its stock, or that of its 100% parent, is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the U.S., which we refer to as the Publicly-Traded Test.

Each of our subsidiaries which could earn U.S.-source shipping income is incorporated in a jurisdiction that has been officially recognized by the IRS as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
50% Ownership Test
Under the Final Regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed thereunder, by one or more shareholders who are residents of foreign countries that grant "equivalent exemption" to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders.
These substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them. Even if we were not able to satisfy the 50% Ownership Test for a taxable year, we may nonetheless qualify for exemption from tax under Section 883 if we are able to satisfy the Publicly-Traded Test, which is described below.
Publicly-Traded Test
The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets (such as the Nasdaq Capital Market on which our stock is currently traded) in any other single country.
Under the final regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, which we refer to as the listing threshold.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if this were not the case, the final regulations provide that the trading frequency and trading volume lists will be deemed satisfied if such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the 5 Percent Override Rule.
For purposes of being able to determine the persons who own 5% or more of our stock, or the 5% Shareholders, the final regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. The final regulations further provide that an investment company identified on a filing with the Commission on Schedule 13G or Schedule 13D which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
The 5 Percent Override Rule will not disqualify a foreign corporation, however, if it can establish or substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. These substantiation requirements are onerous and consequently there can be no assurance that we would be able to satisfy them.
Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our 2016 or subsequent taxable year.
Taxation in the Absence of Exemption
To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.
Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels
If we and our subsidiaries qualify for exemption under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. In the absence of the benefits of exemption under Section 883, we and our subsidiaries will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is anticipated that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as '"passive category income" or, in the case of certain types of U.S. Holders, as "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividends and (4) certain other requirements are met. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has previously been introduced in the U.S. Congress, which would prevent our dividends from qualifying for these preferential rates prospectively from the date of enactment.

Special rules may apply to any "extraordinary dividend" — generally, a dividend equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock — paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an "extraordinary dividend."
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
Based on our current operations and future projections, we do not believe that we are, have been, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service ("IRS") pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. In addition, if we were to be treated as a passive foreign investment company, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, to whom we refer as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;
•	the amount allocated to the current taxable year would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.
U.S. FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS
A beneficial owner of common stock that is not a U.S. Holder, other than a foreign partnership, is referred to herein as a Non-U.S. Holder.

Dividends on Common Stock
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Stock
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
•	the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a non-corporate U.S. Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8. The Company does not take responsibility for backup withholding.
If a Non-U.S. Holder sells its common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such holder sells its common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.
Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common stock, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

F.	DIVIDEND AND PAYING AGENTS
Not Applicable.
G.	STATEMENTS BY EXPERTS
Not Applicable.
H.	DOCUMENTS ON DISPLAY
The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Ocean Centre, Montague Foreshore East Bay Street, Nassau, Bahamas.

I.	SUBSIDIARY INFORMATION

Not Applicable.
ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See "Item 5 — Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk."
ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.
PART II
ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
See "Developments in 2015" and "Recent Developments" under "Item 5. Operating and Financial Review and Prospects—A. Operating Results.", and "Events of default under debt agreements" under "Item 5.Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".
ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15 – CONTROLS AND PROCEDURES
(a)	Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2015). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.
(b)	Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Exchange Act.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2015, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or COSO. Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2015, based on the criteria in Internal Control—Integrated Framework (2013 framework) issued by COSO.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.
(c)	Attestation Report of Independent Registered Public Accounting Firm
Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company's registered public accounting firm. We will only be required to include this report once we become an accelerated flier or a large accelerated filer.

(d)	Changes in Internal Control over Financial Reporting
There have been no changes in internal control over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. George Wood qualifies as an audit committee financial expert. Mr. Wood is independent, as that term is defined in the Nasdaq listing standards. Mr. Eduardo Ojea Quintana is also a member of the audit committee.
ITEM 16B – CODE OF ETHICS
The Company has adopted a code of ethics applicable to the Company's principal executive officer and principal financial officer, principal accounting officer or controller, which complies with the definition of a "code of ethics", set out in Section 406(c) of the Sarbanes-Oxley Act of 2002.
We will provide to any person without charge, upon request, a copy of the code of ethics. Written requests for such copies must be sent to the Company Secretary at our principal executive offices at Ultrapetrol (Bahamas) Limited, c/o H&J Corporate Services Ltd., Ocean Center, Montagu Foreshore, East Bay Street, Nassau, Bahamas, P.O. Box SS-19084.
ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES
Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent registered public accounting firm that audits the financial statements of the Company and its subsidiaries.

Aggregate fees for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2015 and 2014 in each of the following categories were:

	Year ended December 31,
	2015	2014
	(in thousands of U.S. dollars)

Audit fees	1,015	1,147
Audit-related fees	--	--
Tax fees	195	263
All other fees	--	--

Total fees	1,210	1,410

Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings in connection with our offerings of our debt securities.
Tax fees relate to tax compliance services for federal, state and local tax returns and international tax compliance and planning services.
Prior to our initial public offering, all audit, audit-related and non-audit services provided by our independent auditor were pre-approved by the board of directors. Since our initial public offering, all such services are pre-approved by our audit committee, which was formed at the time of our initial public offering.
ITEM 16D – EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
No such purchases were made in the period covered by this report.

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
ITEM 16G – CORPORATE GOVERNANCE
As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country, the Bahamas, in lieu of NASDAQ's corporate governance rules, or the NASDAQ Rules. The Company complies fully with the NASDAQ Rules, except that the Company's corporate governance practices deviate from the NASDAQ Rules in the following ways:
•	The Company does not have a board of directors with a majority of independent directors. However, the Company does have an independent director.
•	In lieu of holding regular meetings at which only independent directors are present, the Company's entire board of directors may hold regular meetings.
•	In lieu of an audit committee comprising three independent directors, the Company's audit committee has two members, at least one of whom meets the NASDAQ requirement of a financial expert.
•	In lieu of a nomination committee comprising independent directors, the Company's board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in the Company's memorandum of association.
•	In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits and has established a compensation committee (which has members that are not independent directors) that acts in an advisory capacity to the board in connection with establishing such compensation. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.
•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, the Company's memorandum of association provides that related party transactions must be approved by disinterested directors and in certain circumstances, supported by a fairness opinion.
•	The Company follows Bahamian law with respect to its voting structure and all shareholder voting requirements.
•	As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bahamian law.
ITEM 16H – MINE SAFETY DISCLOSURE
Not Applicable.
PART III
ITEM 17 – FINANCIAL STATEMENTS
Not Applicable.
ITEM 18 – FINANCIAL STATEMENTS
The following financial statements listed below and set forth on pages F-1 through F-72, together with the reports of independent registered public accounting firm are filed as part of this annual report:
ITEM 18.1. Schedule I – Condensed Financial Information of Ultrapetrol (Bahamas) Limited (Parent Company only)
The Schedule I, beginning on page F-1, is filed as part of this report.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Consolidated Financial Statements for the years ended
December 31, 2015, 2014 and 2013 with Report of
 Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2015 AND 2014
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,193	$34,982
Restricted cash	10,779	11,246
Accounts receivable, net of allowance for doubtful accounts of $489 and $3,178 in 2015 and 2014, respectively	32,655	37,341
Operating supplies and inventories	16,947	4,030
Prepaid expenses	3,560	4,083
Other receivables	18,064	18,067
Other assets	15,362	-
Total current assets	142,560	109,749
NONCURRENT ASSETS

Other receivables	21,500	28,084
Restricted cash	1,472	1,472
Vessels and equipment, net	669,087	717,405
Dry dock	10,281	13,551
Investments in and receivables from affiliates	3,570	3,906
Intangible assets	-	582
Goodwill	-	5,015
Other assets	-	13,266
Deferred income tax assets	846	4,031
Total noncurrent assets	706,756	787,312
Total assets	$849,316	$897,061

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$29,391	$30,518
Customer advances	1,968	3,090
Payable to related parties	41	1,636
Accrued interest	11,454	1,513
Current portion of long-term financial debt	463,548	32,929
Other current liabilities	19,955	22,827
Total current liabilities	526,357	92,513
NONCURRENT LIABILITIES

Long-term financial debt	-	433,105
Deferred income tax liabilities	10,562	12,170
Other liabilities	-	368
Deferred gains	2,783	3,183
Total noncurrent liabilities	13,345	448,826
Total liabilities	539,702	541,339

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding.	1,446	1,446
Additional paid-in capital	491,893	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(163,388)	(115,384)
Accumulated other comprehensive loss	(849)	(1,321)
Total equity	309,614	355,722
Total liabilities and equity	$849,316	$897,061

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2015	2014	2013
REVENUES

Transportation and services	$330,617	$347,654	$345,642
Manufacturing	16,860	16,021	65,575
	347,477	363,675	411,217

OPERATING EXPENSES (1)

Voyage expenses	(92,810)	(108,615)	(115,660)
Running costs	(137,232)	(148,517)	(136,156)
Manufacturing costs	(12,058)	(10,470)	(45,662)
Depreciation and amortization	(51,132)	(53,417)	(42,535)
Administrative and commercial expenses	(48,292)	(47,081)	(41,730)
Loss on write-down of vessels, goodwill and intangible assets	(8,030)	(10,511)	-
Other operating income, net	1,859	1,597	5,692
	(347,695)	(377,014)	(376,051)
Operating (loss) profit	(218)	(13,339)	35,166

OTHER INCOME (EXPENSES)

Financial expense	(36,079)	(35,097)	(33,551)
Financial loss on extinguishment of debt	-	-	(5,518)
Foreign currency exchange gains (losses), net	(4,820)	2,089	18,849
Investments in affiliates	(817)	(1,056)	(520)
Other, net	240	192	92
Total other income (expenses), net	(41,476)	(33,872)	(20,648)
(Loss) Income before income tax	(41,694)	(47,211)	14,518

Income tax	(6,310)	(5,065)	(6,597)
Net (loss) income	(48,004)	(52,276)	7,921

Net income attributable to noncontrolling interest	-	-	553
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(48,004)	$(52,276)	$7,368

(LOSS) INCOME PER SHARE ATTRIBUTABLE TO ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$(0.34)	$(0.37)	$0.05

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112
Diluted weighted average number of shares	140,713,509	140,292,249	140,326,764

(1)	Operating expenses included $1,937, $3,236 and $4,449 in 2015, 2014 and 2013, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013

Net (loss) income	$(48,004)	$(52,276)	$7,921

Other comprehensive income (loss):

Reclassification of net derivative losses to other income (expense), net	-	-	216
Reclassification of net foreign currency derivative gains to depreciation and amortization	(9)	(9)	(9)
Reclassification of net derivative losses on cash flow hedges to financial expense	846	993	1,060
Derivative losses on cash flow hedges	(365)	(497)	(451)
	472	487	816

Comprehensive (loss) income, net of income tax effect of $0	(47,532)	(51,789)	8,737
Comprehensive income attributable to noncontrolling interest	-	-	587
Comprehensive (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(47,532)	$(51,789)	$8,150

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares Amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total equity

December 31, 2012	140,419,487	$1,443	$490,850	$(19,488)	$(70,476)	$(2,578)	$6,748	$406,499

Compensation related to stock awards granted	-	-	575	-	-	-	-	575
Purchase of subsidiary shares from noncontrolling interests	-	-	(2,903)	-	-	(12)	(7,335)	(10,250)

Net (loss) income	-	-	-	-	7,368	-	553	7,921
Other comprehensive income	-	-	-	-	-	782	34	816
December 31, 2013	140,419,487	1,443	488,522	(19,488)	(63,108)	(1,808)	-	405,561

Issuance of common stock for stock option exercise	310,000	3	874	-	-	-	-	877
Compensation related to stock awards granted	-	-	1,073	-	-	-	-	1,073

Net (loss) income	-	-	-	-	(52,276)	-	-	(52,276)
Other comprehensive income	-	-	-	-	-	487	-	487
December 31, 2014	140,729,487	1,446	490,469	(19,488)	(115,384)	(1,321)	-	355,722

Compensation related to stock awards granted	-	-	1,424	-	-	-	-	1,424

Net (loss) income	-	-	-	-	(48,004)	-	-	(48,004)
Other comprehensive income	-	-	-	-	-	472	-	472
December 31, 2015	140,729,487	$1,446	$491,893	$(19,488)	$(163,388)	$(849)	$-	$309,614

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(48,004)	$(52,276)	$7,921
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	41,272	45,880	38,951
Amortization of dry docking	9,860	7,493	3,409
Expenditure for dry docking	(7,580)	(10,107)	(10,150)
Loss on derivatives, net	-	-	216
Debt issuance expense amortization	2,607	2,272	2,711
Financial loss on extinguishment of debt	-	-	5,518
Amortization of intangible assets	-	44	175
Net losses from investments in affiliates	817	1,056	520
Allowance for doubtful accounts	228	720	2,467
Loss on write-down of vessels, goodwill and intangible assets	8,030	10,511	-
Share - based compensation	1,424	1,073	575
Change in valuation allowance of deferred income tax assets	4,471	(811)	1,632
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	4,925	9,775	(13,906)
Other receivables, operating supplies and inventories and prepaid expenses	13,148	19,856	(9,053)
Other	3,824	588	188
Increase (decrease) in liabilities:
Accounts payable and customer advances	(3,953)	(8,497)	(5,964)
Other payables	5,931	7,677	(5,363)
Net cash provided by operating activities	37,000	35,254	19,847
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(24,324)	(59,234)	(130,136)
Proceeds from disposals of vessels, net ($9,410 in 2013 for barges sold and leased-back)	-	-	9,410
Proceeds from shipbuilding contract cancelation	-	17,589	-
Net cash used in investing activities	(24,324)	(41,645)	(120,726)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(33,760)	(32,253)	(31,075)
Early repayment of long-term financial debt	(676)	-	(39,825)
Prepayment of 2017 Senior Convertible Notes	-	-	(80,000)
Prepayment of 2014 Senior Notes	-	-	(180,000)
Short-term credit facility repayments	-	-	(8,275)
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	-	-	216,654
Proceeds from revolving credit facilities	28,750	-	-
Proceeds from long-term financial debt	3,200	-	93,950
Purchase of subsidiary shares from noncontrolling interest	-	-	(10,250)
Decrease (increase) in restricted cash	467	877	(6,163)
Other financing activities, net	(446)	124	(3,727)
Net cash used in financing activities	(2,465)	(31,252)	(48,711)
Net increase (decrease) in cash and cash equivalents	10,211	(37,643)	(149,590)
Cash and cash equivalents at the beginning of year	34,982	72,625	222,215
Cash and cash equivalents at the end of year	$45,193	$34,982	$72,625

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

1.	NATURE OF OPERATIONS, FINANCIAL SITUATION AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for technological products, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

Financial situation

The Company maintains approximately $475,002 of long term financial debt including accrued interests as of December 31, 2015 of which approximately $99,757 are current as were stated in the terms of the original debt agreements.

The Company has not made the $10 million interest payment due on December 15, 2015 on its outstanding 8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes) which constitutes an event of default. After December 31, 2015, the Company has entered into forbearance or waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016 or the occurrence of certain events specified in the agreements. The lenders have agreed, for the duration of these agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the nonpayment by the Company of its interest payment under the 2021 Senior Notes, and to work with the Company in negotiating a sustainable financial structure.

The forbearance agreement also provided for the formation of a special committee, among others, to explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company, including a process to market and sell the River Business. This sale process was launched in February 2016 in accordance with the agreement and some non-binding offers were received being far from what is considered a fair value for this business.

Moreover, due to the uncertainties surrounding the current downturn conditions of the Brazilian offshore supply business driven mainly by the drop in oil crude prices, certain of our platform supply vessels (PSVs) time charter contracts with our customer Petroleo Brasileiro SA (Petrobras) were early terminated or blocked during 2015. Further early termination or blockage of our time charter contracts with Petrobras may result in our PSVs laid up for an extended period of time which could have a material adverse effect on our financial condition and results of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Negotiations continue with representatives of holders of the 2021 Senior Notes and with the Company's other secured lenders to obtain debt maturity extensions or restructuring of the debt agreements, including the 2021 Senior Notes and the credit facilities and loan agreements, as well as extensions on the current forbearance agreements and waivers.

Also, as of December 31, 2015, the Company failed to meet some financial covenants as described in Note 5. As discussed above, the lenders have agreed for the duration of the forbearance or waiver agreements not to take any enforcement actions given these failures.

As a result of this non-compliance and of the cross-default provisions contained in relevant debt agreements, the Company has classified the respective long term financial debt amounting to $375,245 at December 31, 2015, as current liabilities (Note 5). As a result, the Company reports a working capital deficit of $383,797 at December 31, 2015.

We cannot guarantee that we will be able to obtain our lenders' consent to extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful.  If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreements, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. Thus, there is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Issuance of common stock

On December 12, 2012, we entered into an investment agreement with Sparrow Capital Investments Ltd, or Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P., or Southern Cross, pursuant to which we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share, or the Sparrow Investment, and received net proceeds of $219,122.  Concurrently, Sparrow designated Sparrow CI Sub Ltd. to receive 16,060,000 shares of common stock of Ultrapetrol.  In connection with the investment agreement, the Company (1) made certain amendments to its Articles and Memorandum of Association at the time of closing, and (2) entered into a registration rights agreement for the shares purchased by Sparrow and shares currently owned by Inversiones Los Avellanos S.A. ("Los Avellanos") and Hazels (Bahamas) Investments Inc. ("Hazels"), two existing shareholders of the Company at that time.

Sparrow Cl Sub Ltd. issued on December 12, 2012 to Hazels a warrant, which granted Hazels the right, exercisable upon the occurrence of certain conditions, to acquire all of the economic interest in Sparrow Cl Sub Ltd. On February 18, 2014, Hazels exercised the warrant and obtained 100 Class B shares of Sparrow Cl Sub Ltd., representing all the economic interest (but none of the voting interests) of Sparrow CI Sub Ltd. Sparrow holds all the voting interests in Sparrow CI Sub Ltd.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2014, our shareholders Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels held 93,940,000, 16,060,000, 4,735,517 and 3,128,568 shares, respectively, which represented 66.9%, 11.4%, 3.4% and 2.2% of the outstanding shares, respectively. 7,713,366 of the total shares held by our Original Shareholders (Los Avellanos and Hazels) were entitled to seven votes per share.  The special voting rights of the Original Shareholders were not transferable, unless transferred to another Original Shareholder.  Pursuant to a shareholder agreement signed, Los Avellanos and Hazels had been agreed to vote their shares of common stock in the same manner as Sparrow, except for any matter that required, but did not obtain, the approval of six directors of the Company.

Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez Ross, our former president, former chief executive officer and former director, and Ricardo Menendez Ross, our former executive vice president and former director. As such, they had the ability to exert influence over the operations of the Company.

On July 13, 2014 the major shareholders of the Company entered into a share purchase agreement with respect to the sale of shares of Ultrapetrol. Under the agreement, Sparrow acquired from Los Avellanos and Hazels an aggregate of 7,864,085 shares of common stock of the Company, 100 Class B shares of Sparrow CI Sub Ltd (which comprises all of the outstanding shares of stock of Sparrow CI Sub Ltd, which in turn owns 16,060,000 shares of common stock of the Company), 701,368 shares of common stock of the Company from a company controlled by our former chief executive officer and 701,368 shares of common stock of the Company from a company controlled by our former executive vice president.  The transaction was closed on September 3, 2014 and the purchase price was $4.00 per share of common stock.

In connection with the share purchase agreement, on September 3, 2014, the Company terminated without cause its employment agreements with Felipe Menendez Ross (our former chief executive officer) and Ricardo Menendez Ross (our former executive vice president) and the consulting agreements with companies controlled by them.

On the same date, the shareholder agreement signed between Sparrow, Los Avellanos and Hazels was terminated and is no longer of any further force and effect.

Finally, the Company entered into an amended and restated registration rights agreement, which amended and restated the registration rights agreement signed on December 12, 2012 between Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels to remove the latter two as parties thereto.

Under the share purchase agreement, Hazels had the right to submit an offer to purchase from the Company its Ocean Business at a price to be determined and subject to certain terms and conditions, including the approval of the independent director of the Company.

On March 11, 2015, the ten-day period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business at a price determined by the average value of two investment banking firms was closed.  Upon such closing, the Ocean Business purchase option was terminated.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation.  Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

b)	Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years. Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivable, useful lives and valuation of vessels, recoverability of tangible assets and goodwill and certain accrued liabilities. Actual results may differ from those estimates.

c)	Revenues and related expenses

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, prices are fixed or determinable and collection is reasonably assured.

The primary source of the Company's revenue, freight transportation by river barges, ocean-going vessels or PSVs, is recognized based on time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts.

Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue from affreightment / voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. In our River Business, a voyage is deemed to commence upon the departure of the discharged barge of the previous voyage and is deemed to end upon the completion of discharge of the current voyage. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected for the voyage.  The position of the barge at the balance sheet date is determined by locating the position of the pushboat with the barge in tow through the use of a global positioning system ("GPS").

The Company does not begin recognizing revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Demurrage income represents charges made to the charterer when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The recognition of revenue due to shortfalls on take or pay contracts occurs at the end of each declaration period. A declaration period is defined as the time period in which the contract volume obligation was to be met. If the volume was not met during that time period, then the amount of billable revenue resulting from the failure to perform will be calculated and recognized as it is billed.

Revenues from the operation of our transshipment and storage unit, Parana Iron, consist of an agreed flat fee per ton which covers the storage and transshipment services of cargo from river barges to ocean export vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. If stored cargo exceeds 50% of the transshipped volume in a given month, additional revenues may be recognized. We also derive revenues from fleeting services and port stay duties charged to vessels based on their tonnage.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, we have a transshipment unit which recognizes revenue on a per ton basis.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent commissions are earned as the Company's revenues are earned. Bunker expenses are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed. All other voyage expenses and other vessel operating expenses are expensed as incurred.

From time to time we provide ship salvage services under Lloyd's Standard Form of Salvage Agreement ("LOF"). The Company recognizes costs as incurred on these LOF services.  Revenue is recorded at the time the LOF settlement or arbitration award occurs. In those cases where a minimum salvage remuneration is guaranteed or determined by contract then such minimum amount is recognized in revenue when services are rendered.

In its River Business the Company uses the completed contract method for river barges built and sold to third parties which typically have construction periods of 90 days or less. Contracts are considered complete when the customer has technically accepted the river barges and the remaining costs and potential risk are insignificant. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Customer billings in excess of costs incurred and revenue recognized, which typically reflect initial down payments, are included in customer advances in the accompanying consolidated balance sheets.

Manufacturing expenses for barges construction are primarily comprised of steel cost, which is the largest component of our raw materials, and the cost of labor.

d)	Foreign currency translation

The Company uses the US dollar as its functional currency. Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.

Certain subsidiaries enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the consolidated statements of operations in the period in which the currency exchange rate changes.

During the year ended December 31, 2015, the Argentinian Peso, the Brazilian Real and the Paraguayan Guarani accelerated its depreciation against the US dollar by approximately 52%, 50% and 25%, respectively. Due to this situation, the Company recorded foreign currency translation losses amounting to $2,250, $3,731 and $644, respectively.

During the years ended December 31, 2015, 2014 and 2013, the Company performed through its subsidiaries several transactions at different exchanges rates between Argentinean Peso (ARS) and U.S. dollars (USD). Pursuant to ASC Topic 830, these transactions were measured at the particular applicable exchange rate at which they were settled resulting in foreign currency exchange gains amounting to $1,805, $3,880 and $25,360, respectively, which were included in "Foreign currency exchange gains (losses), net" in the accompanying consolidated statements of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and interest-bearing deposits. The credit risk associated with cash and cash equivalents is considered to be low due to the high credit quality of the financial institutions with which the Company operates.

f)	Restricted cash

Certain of the Company's loan agreements require the Company to fund: (a) a loan retention account equivalent to the next loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi-annually) plus interest which is used to fund the loan installments coming due, (b) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses and (c) cash deposits required as collateral with certain banks under the Company's borrowing arrangements.

g)	Accounts receivable

Most of the Company's accounts receivable are due from international oil companies, international grainhouses, traders and mining companies. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. The Company routinely reviews its accounts receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.

Accounts receivable from Petrobras Group, a customer of Ultrapetrol's River, Ocean and Offshore Supply Business, accounted for 12% and 42% of total consolidated accounts receivable as of December 31, 2015 and 2014, respectively.

Additionally, accounts receivable from Petropar, a customer of Ultrapetrol River Business accounted for 12% of total consolidated accounts receivable as of December 31, 2015.

Changes in the allowance for doubtful accounts for the years ended December 31, were as follow:

	For the years ended December 31,
	2015	2014	2013

Balance at January 1	$3,178	$2,905	$1,916
Provision	228	720	2,467
Recovery	-	-	-
Amounts written off (1)	(2,917)	(447)	(1,478)
Balance at December 31	$489	$3,178	$2,905

(1)  Accounts charged to the allowance when collection efforts cease.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	Concentrations of credit risk

The Company is exposed to concentrations of credit risk associated with its cash and cash equivalents, restricted cash and derivative instruments. The Company minimizes its credit risk relating to these positions by monitoring the financial condition of the financial institutions and counterparties involved and by primarily conducting business with large, well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties. The Company is also exposed to concentrations of credit risk relating to its receivables due from customers in the industries in which operates. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material.

i)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member. Insurance claims receivable, included in other receivables in the accompanying consolidated balance sheets, amounts to $2,199 and $5,233 at December 31, 2015 and 2014, respectively.

j)	Operating supplies and inventories

Operating supplies and inventories are carried at the lower of cost or market and consist of the following:
	At December 31,
	2015	2014

RiRiver barges in progress and raw material related to barge production for sale to third parties	$13,918	$-
Fuel and supplies	3,029	4,030
	$16,947	$4,030

k)	Vessels and equipment, net

Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods).  Subsequent expenditures for conversions renewals or major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

New barges built for the River Business segment in our own shipyard in Punta Alvear, Argentina are capitalized at cost.

Depreciation is computed net of the estimated scrap value which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

From time to time, the Company acquires vessels which have already exceeded the Company's useful life policy, in which case the Company depreciates such vessels based on its best estimate of such vessel's remaining useful life, typically until the next survey or certification date.

Improvements to leased property are amortized over the shorter of their economic life or the respective lease term.

The estimated useful life of each of the Company's major categories of assets is as follows:

Useful life
(in years)

Ocean-going vessels	24
PSVs	24
River barges and push boats	35
Buildings	20 to 30
Furniture and equipment	5 to 15

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations do not affect any of our vessels.

At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income.

During the last quarter of 2015, we decided to offer our product tanker Alejandrina for sale because it was in laid up since middle September 2015 and no employment opportunities were found. On January 28, 2016, we entered into a Memorandum of Agreement ("MOA") whereby we agreed to sell the Alejandrina to a non-related third party. Due to such decision, we classified the vessel as held for sale within other current assets at December 31, 2015, and therefore we changed the valuation to fair value less cost to sell because it was below her carrying value. As a result of this change, we recorded a loss of $2,433 in "Loss on write-down of vessels, goodwill and intangible assets". The vessel was subsequently delivered to buyers on March 7, 2016.

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount of the asset and its fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows, appraisals or in accordance with our vessels' market valuation as described in our credit facilities and accepted by our lenders, as appropriate. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. Significant assumptions are related to, among others, charter and voyages rates, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), fleet utilization and residual value.

We identified indicators of potential impairments affecting the three Company´s business segments, including the continued deterioration of the share price of the Company as well as the Company´s financial situation discussed in Note 1.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Undiscounted projected net operating cash flows are determined for each vessel in the Ocean and Offshore Supply Business, and as a fleet in the River Business (except for the Parana Iron barge determined at vessel level) and are compared to their carrying value together with the carrying value of the dry dock costs related to each vessel. The cash flow period is based on the remaining lives of the vessels or the fleet. We determined the undiscounted projected net operating cash flows for each vessel and fleet by considering the historical and estimated vessels' performance and utilization. Expected outflows for scheduled vessels' maintenance and operating expenses, including lay up expenses and drydocking costs, have been based on the Company's historical data for its own vessels. The salvage value is estimated at $302 per lightweight ton in accordance with the Company's assets' depreciation policy.

Regarding estimates of future revenues, we estimated the following for each business:

Offshore Supply Business: Due to the uncertainties surrounding the current downturn conditions of the Brazilian offshore supply business, we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test. The time charter daily rates used to estimate the future revenues are similar to the rates included in the latest in-progress tenders with Petrobras, which are about 25% lower that the rates prevailing in the contracts in force for the PSVs under operation with Petrobras and are about 33% below of the most recent five-year average historical time charter.

River Business: We determined undiscounted projected net operating cash flows as a fleet in the River Business and as barge level for the Parana Iron barge and compares them to their carrying value. While it is not in our interest to sell this business and being very difficult to be marketable, given the renegotiation process of our debt, we performed a probability-weighted analysis as to the sale assumption, and following a single most-likely estimate approach of expected future operating cash flows. We determined the undiscounted projected net operating cash flows for the fleet by considering the historical and estimated fleet performance and utilization.

Ocean Business: We followed a single most-likely estimate approach of expected future cash flows, except for the Alejandrina vessel as discussed above. Estimated rates, operating expenses and vessel utilization level of the container feeder vessels are in line with historical performance.

Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different outcomes that could result in the inability to recover the current carrying values of the vessels or fleet, thereby possibly requiring impairment charges in the future.

The assessment concluded that the undiscounted projected net operating cash flows exceeded the carrying value at December 31, 2015, thus no impairment charges were recorded arising from the above mentioned tests.

During the year ended December 31, 2014, the Company recorded an impairment charge in its Ocean Business of $4,925 and $5,586, respectively to write down the carrying amount of its product tankers Miranda I and Alejandrina to their estimated fair value. The write down was a consequence of the level of demand in the tanker market.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

l)	Dry dock costs

The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations.  Costs incurred to drydock a vessel/ pushboat are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months. Drydocking costs incurred are mostly comprised of: replacing steel plates, painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards.  The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

Expenditures for maintenance and minor repairs are expensed as incurred.

m)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, include our interest in 50% of Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

n)	Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system which is being amortized over its useful life of eight years using the straight-line method.

During the fourth quarter ended December 31, 2015, given the decision to discontinue the management services provided by Ravenscroft the carrying amount of intangible assets was reduced to zero because Management estimated that is not recoverable. As a result, we recorded a loss of $582 in "Loss on write-down of vessels goodwill and intangible assets".

Accumulated amortization at December 31, 2014 amounted to $1,400, and amortization for the years ended December 31, 2014 and 2013 amounted to $44 and $175, respectively.

o)	Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company's impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow ("DCF")  approach that uses estimates for revenue, costs and  appropriate discount rates, among others. These various estimates are reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company's routine business planning and forecasting process.

In the same manner as the intangible assets, the goodwill maintained by the Company arose from Ravenscroft acquisition in 2006. During the fourth quarter ended December 31, 2015, the Company recorded an impairment charge on its goodwill of the total balance given the decision to discontinue the management services provided by Ravenscroft.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p)	Other assets

This account corresponds to costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method. Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt modifications and extinguishment. Amortization for debt issuance expense for the years ended December 31, 2015, 2014 and 2013 totaled $2,607, $2,272 and $2,711, respectively, and is included in financial expense in the accompanying consolidated statements of operations. Due to classification of the financial debt as current (Note 1), at December 31, 2015, the Company classified the debt issuance cost to other assets current.

Also, as we mentioned in Note 2.k) we classified the product tanker Alejandrina as held for sale into other assets.

q)	Accounts payable

Accounts payable at December 31, 2015 and 2014 consists mainly of insurance premium payables, and operating expenses.

r)	Deferred gains -- River barges sale-leaseback transactions

The Company has entered into a river barges sale-leaseback transaction with a finance company. Gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease term. Deferred gains activity related to these transactions for the years ended December 31, was as follows:

	For the years ended December 31,
	2015	2014

Balance at beginning of the year	$3,183	$3,584
Amortization of deferred gains included in operating expenses as reduction to rental expense	(400)	(401)
Balance at end of the year	$2,783	$3,183

s)	Comprehensive loss

The components of accumulated other comprehensive loss in the accompanying consolidated balance sheets were as follows:

	At December 31,
	2015	2014

Unrealized net losses on interest rate collar	$(212)	$(771)
Unrealized net losses on interest rate swaps	(747)	(669)
Unrealized net gains on EURO hedge	110	119
Accumulated other comprehensive loss	$(849)	$(1,321)

At December 31, 2015, the Company expects that it will reclassify $455 of net losses on interest rate collar and interest rate swaps from accumulated other comprehensive loss to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2016.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

t)	Derivative financial instruments

The Company from time to time uses derivative financial instruments to reduce risk from foreign currency fluctuations, changes in spot market rates for oceangoing vessels, changes in interest rate and changes in bunker fuel prices.

The Company recognizes all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

Derivative financial instruments that are not designated as hedges for accounting purposes are adjusted to fair value through income.

u)	(Loss) Income per share attributable to Ultrapetrol (Bahamas) Limited

Basic (loss) income per share attributable to Ultrapetrol (Bahamas) Limited is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury. Diluted (loss) income per share attributable to Ultrapetrol (Bahamas) Limited reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested and all common shares have been issued pursuant to the exercise of all outstanding stock options.

For the years ended December 31, 2015 and 2014, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited calculation because they would have had an antidilutive effect:

	For the years ended December 31,
	2015	2014	2013

Stock options	2,473,000	2,473,000	349,000
Restricted stock	-	19,000	-
Total	2,473,000	2,492,000	349,000

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited.

	For the years ended December 31,
	2015	2014	2013

Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(48,004)	$(52,276)	$7,368

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112
Effect on dilutive shares -- options and restricted stock	-	-	236,652
Diluted weighted average number of shares	140,713,509	140,292,249	140,326,764

Basic and diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited	$(0.34)	$(0.37)	$0.05

v)	Stock compensation

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. The fair value of performance based restricted common stock awards that are probable of being earned is expensed over the performance periods as the awards vest. The Company does not estimate forfeitures in its expense calculations as forfeiture history has been minor.

w)	Other operating income, net

Other operating income generally includes gains from vessel sales, favorable judgments with customers, recoveries from insurances companies, and other income from miscellaneous transactions.

Other income of $1,859 for the year ended December 31, 2015 included a gain of $2,294 concerning a settlement agreement with a customer for non-performance of a barge construction contract and a loss of $982 arising from the sale of our Amadeo and Miranda I product tankers.

Other income of $1,597 for the year ended December 31, 2014 included a gain of $925 from claims against insurance companies.

Other income of $5,692 for the year ended December 31, 2013 included a gain of $1,356 concerning a settlement agreement with a customer in our Offshore Supply Business.

x)	Income taxes

The Company accounts for deferred income taxes under the liability method.  Under this method, deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes.

Deferred tax assets are recognized for all deductible temporary differences and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the deferred tax assets will be realized. Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As we describe in the paragraph y) of this note, we decided to early adopt in a prospective basis the Accounting Standard Update (ASU) No. 2015-17 by modifying only the classification of the 2015 deferred tax assets and liabilities.

Income tax regulations in the different countries in which we operate are subject to interpretation by taxing authorities. As a result, our judgment in the determination of uncertain income tax positions could be interpreted differently. In this sense, the income tax returns of our primary income tax jurisdictions remain subject to examination by related tax authorities. The tax returns are open to examination from 3 to 7 years.

y)	New accounting standards

Revenue recognition

On May 28, 2014 the Financial Accounting Standards Board (FASB) issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States.  The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2017 and entities will be permitted to adopt the standard as early as the original public entity effective date (i.e. annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

Going concern

In August 2014, the FASB issued ASU No. 2014-15 -Presentation of Financial Statements- Going Concern.  ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.

ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

Debt issuance costs

On April 7, 2015, the FASB issued the final guidance (ASU 2015-03) to simplify the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs have not changed. The new standard requires retrospective application and represents a change in accounting principle. The final guidance is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted. As of December 31, 2015, the Company had $10,827 of debt issuance costs included in other assets in the accompanying consolidated balance sheet.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities classification

On November 20, 2015, the FASB issued final guidance (ASU 2015-17) that requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. In addition, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after 15 December 2016 (i.e., 2017 for a calendar-year company), and interim periods within those annual periods. Because early adoption is permitted, companies can start applying this guidance in interim and annual financial statements that have not yet been issued.

The guidance may be adopted on either a prospective or retrospective basis. The Company decided to early adopt the guidance in a prospective basis, modifying only the classification of the December 31, 2015 deferred tax assets and liabilities and therefore prior periods were not retrospectively adjusted. Thus, the Company classified $250 to the non-current deferred income tax asset in 2015. In 2014, $460 are included within other assets current.

Leasing

On February 25, 2016, the FASB issued a comprehensive new leasing standard, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2015 and 2014 were as follows:

	At December 31,
	2015	2014

Original book value	$27,760	$40,363
Accumulated amortization	(17,479)	(26,812)
Net book value	$10,281	$13,551

For the years ended December 31, 2015, 2014 and 2013, amortization expense was $9,860, $7,493 and $3,409, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2015 and 2014 were as follows:

	At December 31,
	2015	2014

Ocean-going vessels	$51,060	$116,281
River barges and pushboats	496,585	464,346
PSVs	375,059	370,416
Furniture and equipment	14,500	14,237
Building, land, operating base and shipyard	54,978	54,817
Total original book value	992,182	1,020,097
Accumulated depreciation	(323,095)	(302,692)
Net book value	$669,087	$717,405

For the years ended December 31, 2015, 2014 and 2013, depreciation expense was $41,272, $45,880 and $38,951, respectively.

Certain interest costs incurred during the construction of vessels are capitalized as part of the assets' carrying values and are depreciated over such assets' estimated useful lives. No interest was capitalized during the years ended December 31, 2015, 2014 and 2013.

ACQUISITIONS AND DISPOSALS

Ocean Business

During May 2015, we sold and delivered our product tanker Amadeo, for a total sale price of $3,140 and we recorded a loss on sale of vessel of $1,089.

On June 15, 2015, we entered into a MOA whereby we agreed to sell our product tanker, Miranda I, for the total sale price of $785. This vessel was subsequently delivered to buyers on July 16, 2015. We recorded a gain on sale of vessel of $107.

As we mentioned in note 2.k), during January 2016 we entered into a MOA for which we sold our product tanker Alejandrina for a total sale price of $4,900 (the net value after commissions and costs of sale was $4,535). At December 31, 2015, we classified this asset as held for sale and, we recorded a loss of $2,433 to write down the carrying amount to its estimated fair value.

River Business

During the year ended December 31, 2015, six river barges have been built in our own shipyard in Punta Alvear, Argentina for a total cost of $6,270.

During the year ended December 31, 2014, fifteen river barges have been built in our own shipyard in Punta Alvear, Argentina for a total cost of $16,889.

We also incurred $7,937 and $8,517 during the years ended December 31, 2015 and 2014, respectively, in certain upgrades in push boats and transshipment stations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the years ended 2013 and 2012, the Company built, sold and leased back, ten and fourteen river barges for $9,410 and $13,020, respectively with a lease term of ten years. Gains of $1,889 and $2,116 for the years ended December 31, 2013 and 2012, respectively related to the sale-lease back were deferred and are being amortized over the minimum lease period (see Note 2.r).

Offshore Supply Business

On February 21 and September 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries delayed to 2012 and 2013. The Company shall make advances each of 20% of the contract price which were payable upon achievement of milestones specified in the contract, prior to the delivery of the PSVs. On May 22, 2012, we took delivery of the first Indian PSV UP Jade and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery.

On January 30, 2013, we took delivery of the second Indian PSV UP Amber and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery. On August 12, 2013, we took delivery of the third Indian PSV UP Pearl and we paid $893 to the yard after allowing for the reduction of $1,800 in the contract price in connection with the penalty for its late delivery as well as certain other sums advanced to the yard.

On October 22, 2013, we canceled the shipbuilding contract for the fourth PSV UP Onyx based on the shipyard  failure  to deliver the vessel within 210  days after the delivery  date in accordance  with the specific terms of the contract. The advances made to the shipyard amounted $13,208, plus interest calculated at an interest rate of 7% per annum from payment date were refunded to the Company under the provisions of the contract.

On October 3, 2013, we entered into two Memorandums of Agreement ("MOAs") whereby we agreed to acquire two 5,145 dwt newbuilt Chinese sister PSVs named UP Agate and UP Coral. The purchase price for these PSVs under the MOAs was $31,450 each which were subsequently delivered on October 28, 2013. In addition, we exercised our option to acquire a third PSV named UP Opal of identical specifications as the previous two which was delivered from the same Chinese yard on November 29, 2013. We also incurred $3,157 and $2,644 during the years ended December 31, 2014 and 2013 respectively, in certain upgrades to PSVs design and specifications.

During the year ended December 31, 2015, we disbursed $4,643 in the conversion of our UP Coral into a Remotely Support Vessel (RSV).

Noncontrolling interest acquisition

On July 5, 2013, we entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited, our holding company in the Offshore Supply Business. Through the Offshore SPA we agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore (Bahamas) Limited that we did not own. On July 25, 2013, we paid $10,250 to Firmapar in consideration for such shares. As of such date, we own 100% of the common stock of UP Offshore (Bahamas) Limited.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt were as follows:

			At December 31,
			2015			2014
Financial institution /			Nominal value
Borrower	Other	Due-year (1)	Current (3)	Noncurrent	Total	Total

Ultrapetrol	Private Investors (2)	June 2021	$225,842	$-	$225,842	$225,960
UP Offshore Apoio	DVB SE	Through 2016	4,150	-	4,150	5,050
UP Offshore	DVB SE	Through 2016	21,050	-	21,050	25,350
UP Offshore	DVB SE	Through 2017	7,000	-	7,000	9,000
UP Offshore Apoio	BNDES	Through 2027	12,488	-	12,488	13,598
UP Offshore	DVB SE + Banco Security	Through 2018	24,166	-	24,166	27,500
Ingatestone Holdings	DVB NV + NIBC + ABN Amro	Through 2017	44,457	-	44,457	51,495
Linford Trading	DVB NV + NIBC	Through 2020	28,661	-	28,661	28,800
Stanyan Shipping	Natixis	Through 2017	3,146	-	3,146	4,730
Up Offshore	DVB SE	Through 2016	27,500	-	27,500	-
UABL Paraguay	IFC	Through 2020	16,304	-	16,304	18,478
UABL Paraguay	OFID	Through 2020	9,782	-	9,782	11,087
UABL Barges and others	IFC	Through 2020	22,826	-	22,826	25,868
UABL Paraguay and Riverpar	IFC	Through 2021	9,706	-	9,706	11,471
UABL Paraguay and Riverpar	OFID	Through 2021	6,470	-	6,470	7,647
At December 31, 2015			$463,548	$-	$463,548
At December 31, 2014			$32,929	$433,105		$466,034

(1) See the descriptions below.
(2) Includes unamortized debt premium of $842 and $960 at December 31, 2015 and 2014, respectively.
(3) Includes 375,245 of long term financial debt classified as current as explained below.

Aggregate annual future payments due to the long-term financial debt were as follows according to the respective terms and conditions:

Year ending December 31

2016	$88,303
2017	63,455
2018	36,634
2019	18,884
2020	22,023
Thereafter	233,407
462,706
Unamortized debt premium, net	842
$463,548

The agreements governing the debts contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, the lenders may require that the entire debt be immediately repaid in full. As mentioned in Note 1 and below, due to the event of default and of the cross-default provisions contained in relevant debt agreements, the Company has classified the respective long-term financial debt amounting to $375,245 at December 31, 2015, as current liabilities.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2014, $12,251 and $12,718, respectively, of restricted cash was maintained in accordance with certain covenants of our debt agreements, and these amounts were included within restricted cash in the accompanying consolidated balance sheets.

Various lender provisions restrict the ability of certain of the Company's subsidiaries to transfer their net assets to the parent company. Such restricted net assets of subsidiaries amounted to $121,000 at December 31, 2015.

8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes")

On June 10, 2013, the Company completed the Offering of $200,000 of 2021 Senior Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The net proceeds of the offering were used to repay in full on July 10, 2013, the 2014 Senior Notes or $180,000, and for general corporate purpose.

On October 2, 2013, we closed the sale of $25,000 in aggregate principal amount of our 2021 Senior Notes (the "Add-On Notes"), which were offered as an add-on to our outstanding $200,000 aggregate principal amount of our 2021 Senior Notes. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225,000 of our 2021 Senior Notes. The Add-On Notes were sold at 104.5% and the net proceeds were used for general corporate purposes.

Interest on the 2021 Senior Notes is payable semi-annually on June 15 and December 15 of each year. The 2021 Senior Notes are senior obligations guaranteed by certain of the Company's subsidiaries in the River and Ocean Business. The 2021 Senior Notes are secured by first preferred ship mortgages on four ocean vessels, 15 river pushboats and 345 river barges.

The Company has the option to redeem the 2021 Senior Notes in whole or in part, at their option, at any time (i) before June 15, 2016, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after June 15, 2016, at a fixed price of 106.656%, which price declines ratably until it reaches par after June 15, 2019. At any time before June 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the 2021 Senior Notes with the proceeds of one or more equity offerings at 108.875% of the principal amount of the 2021 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2021 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2021 Senior Notes will have the right to require the Company to repurchase some or all of the 2021 Senior Notes in cash at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

In the fourth quarter of 2013 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2021 Senior Notes that were issued in a private placement on June 10, 2013 pursuant to a registration rights agreement, to allow the 2021 Senior Notes be eligible for trading in the public markets. On December 30, 2013 the Company completed the exchange offer, with an aggregate amount of $200,000 in principal amount of the 2021 Senior Notes or 100% of the 2021 Senior Notes exchangeable.

In the fourth quarter of 2013 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2021 Senior Notes that were issued in a private placement on October 2, 2013 pursuant to a registration rights agreement, to allow the 2021 Senior Notes be eligible for trading in the public markets. On January 24, 2014 the Company completed the exchange offer, with an aggregate amount of $25,000 in principal amount of the 2021 Senior Notes or 100% of the 2021 Senior Notes exchangeable.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The indenture includes affirmative covenants, including the reporting of financial results and other developments. The indenture also contains negative covenants related to our ability and, in certain instances, the ability of certain of our subsidiaries to, (i) pay dividends or make distributions on the Company's capital stock or repurchase the Company's capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets.

The indenture provides for customary events of default, including but not limited to, (i) nonpayment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25% in aggregate of the principal amount of the 2021 Senior Notes outstanding may declare all of the notes to be due and payable immediately, together with accrued interest, if any. As of December 31, 2015, we were in compliance with all covenants under the indenture.

Although Ultrapetrol (Bahamas) Limited, the parent company, is the issuer of the 2021 Senior Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

On December 15, 2015, Ultrapetrol announced that the Company decided not to make the $10 million interest payment due December 15, 2015 as negotiations to obtain debt maturity extensions and/or to restructure the financial debt were continuing with representatives of holders of the 2021 Senior Notes and with the Company's other secured lenders. Ultrapetrol had a thirty day grace period under its Senior Notes indentures to make the missed interest payment before it triggers an event of default.

On January 29, 2016, the Company announced that, as a result of its negotiations with advisors representing a majority of holders of the 2021 Senior Notes, the Company reached a forbearance agreement through March 31, 2016 by paying a forbearance fee of $2,000. On February 11, 2016, the Company announced that had received the consent of holders of $223,348 aggregate principal amount of the Notes, representing approximately 99.27% percent of the 2021 Senior Notes outstanding.

On April 5, 2016, the Company announced that it reached an agreement with its secured lenders to extend its existing forbearance agreements through April 30, 2016.

The secured lenders have agreed, for the duration of the forbearance agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the non-payment by the Company of its interest payment under the 2021 Notes and to work with the Company in negotiating a sustainable financial structure.

The forbearance agreement also provided for the appointment of two new independent directors, as well as to the formation of a special committee that, among other things, to explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company, including a process to market and sell the River Business.

At December 31, 2015 the net book value of the assets pledged as a guarantee of the 2021 Senior Notes was $156,900.

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004 the Company completed a debt offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, which were subsequently exchanged for identical senior notes eligible for trading in the public markets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 10, 2013, the Company communicated to the Trustee its decision to redeem all of its 2014 Senior Notes amounting $180,000 at a redemption price of 100% plus accrued interest to the redemption date, which was July 10, 2013, in accordance with the provisions of the 2014 Senior Notes Indenture.

On July 10, 2013, the Company repaid $180,000 plus accrued interest to that date of its 2014 Senior Notes, and during the year ended December 31, 2013 the Company recorded a financial loss on extinguishment of debt of $1,733, which was included in the accompanying consolidated statement of operations.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, the Company completed the sale of $80,000 aggregate principal amount of its 7.25% Convertible Senior Notes due 2017 (the "2017 Senior Convertible Notes") through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The Convertible Notes were senior and unsecured obligations of the Company. Interest on the 2017 Senior Convertible Notes was payable semi-annually on January 15 and July 15 of each year. Unless earlier converted, redeemed or repurchased, the 2017 Senior Convertible Notes were due on January 15, 2017.

As a result of the successful completion of the transaction with Sparrow described in Note 1, a fundamental change (as defined in the Indenture) occurred on December 12, 2012, and each holder of the 2017 Senior Convertible Notes had the right to require the Company to repurchase the notes.

On December 21, 2012, the Company commenced a tender offer to repurchase up to $80,000 of the 2017 Senior Convertible Notes at par plus accrued and unpaid interest in accordance with the fundamental change repurchase procedure as specified in the 2017 Senior Convertible Notes Indenture. The tender offer began on December 21, 2012 and expired on January 22, 2013.

On January 23, 2013, the Company repaid $80,000 of its 2017 Senior Convertible Notes and during the year ended December 31, 2013, the Company recorded a financial loss on extinguishment of debt of $2,821 which was included in the accompanying consolidated statement of operations.

Offshore Supply Business Segment

Loans with DVB Bank SE (Formerly DVB Bank AG) (DVB SE)

a)	Senior secured term loan facility of up to $15,000: On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (UP Offshore Apoio) as Borrower, Packet Maritime Inc. (Packet) and Padow Shipping Inc. (Padow) as Guarantors and UP Offshore (Bahamas) Ltd. (UP Offshore) entered into a senior secured term loan facility of up to $15,000 with DVB SE for the purposes of providing post- delivery financing of our PSV UP Agua Marinha. The loan is secured by a mortgage on this vessel.

This loan is divided into two tranches:

-	Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 in February 2016.

-	Tranche B, amounting to $2,000 was fully repaid through February 2009.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Senior secured term loan facility of up to $61,306: On December 28, 2006 UP Offshore as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantor entered into a senior secured term loan facility of up to $61,306 with DVB SE for the purposes of providing post-delivery re-financing of our PSVs UP Safira, UP Esmeralda and UP Topazio. The loan is secured by a mortgage on these vessels.

The loan accrues interest at LIBOR plus a margin of 1.20% per annum with quarterly principal and interest payments and matures in December 2016. The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $17,300 in December 2016.

On August 1, 2012, the Borrower, the Guarantors and DVB SE agreed to amend the loan agreement to permit the Borrower to re-borrow $10,000. During 2012, the Company drew down $8,275. This amount, accrued interest at LIBOR plus 3.50% per annum and it was repaid in two instalments of $4,137.5 each on March 28, 2013 and June 28, 2013.

On March 31, 2015, DVB waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, DVB amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

c)	Senior secured term loan facility of up to $25,000: On October 31, 2007 UP Offshore as Borrower and Ultrapetrol (Bahamas) Limited, Packet, Padow, Topazio Shipping LLC, UP Offshore Apoio Marítimo Ltd. and UP Offshore (Uruguay) S.A. as guarantors entered into a senior secured term loan facility of up to $25,000 with DVB SE for the purposes of providing post-delivery re-financing of our PSV named UP Diamante. The loan is secured by a mortgage on this vessel.

The Banks, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

The loan bears interest at LIBOR plus a margin of 1.50% per annum with quarterly principal and interest payments and matures in November 2017.  The regularly scheduled payments commenced in February 2008 and are comprised of 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 26, 2015, DVB amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

Seventeen-year term $18,730 credit facility with Brazilian Development Bank (BNDES)

On August 20, 2009, UP Offshore Apoio (our subsidiary in the Offshore Supply Business) as Obligor, UP Offshore (Bahamas) Ltd., as Facility Guarantor and Ultrapetrol (Bahamas) Ltd., as Limited Guarantor, entered into a seventeen-year fixed interest credit facility for $18,730 with BNDES to partially post-finance the construction of our PSV UP Rubi.

The loan shall be repaid by 204 consecutive monthly installments of $93 each beginning in April 2010 and ending in March 2027. The loan accrues interest at 3% per annum.

On June 26, 2013, UP Offshore Apoio (as "Obligor") entered into a First Demand Guarantee Facility Agreement (the "Guarantee") with DVB Bank SE for a maximum aggregate amount of $16,820 which guarantees the BNDES credit facility from July 1, 2013 to July 1, 2017, renewable for another four-year period.

Under the Guarantee, UP Offshore Apoio is to pay an upfront fee equal to 1.75% of the outstanding amount, a commission fee of 1.48% for the first year, which declines to 1.40%, 1.30% and 1.20% in the succeeding years of the outstanding amount, payable quarterly.

On March 26, 2015, DVB waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, DVB amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore, as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (the owners of our PSVs UP Turquoise and UP Jasper) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs UP Turquoise and UP Jasper. The loan is secured by a mortgage on these vessels.

The loan was drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR (base rate) plus a margin of 3.0% per annum and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment of $6,667 payable concurring with the last repayment installment in December 2018.

The co-lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

On March 26, 2015, lenders amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

Senior secured post-delivery term loan facility with DVB Bank America NV (DVB Bank America), NIBC Bank NV (NIBC) and ABN Amro Capital USA LLC (ABN Amro) of up to $84,000

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $84,000 with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

The loan facility is divided into four tranches, each in the aggregate amount of up to the lesser of $21,000 and 60% of the fair market value of the PSV to which such tranche relates.

The tranche of the loan facility in respect of the refinancing of the PSV UP Jade was drawn down in the amount of $20,850 on January 24, 2013 and shall be repaid by (i) 20 equal consecutive quarterly installments of $521 beginning in January 2013 and (ii) a balloon payment of $10,425 concurrent with the last quarterly repayment in October 2017.

The tranche of the loan facility in respect of the refinancing of the PSV UP Amber was drawn down in the amount of $5,000 and $15,550, respectively on March 28, 2013 and June 28, 2013 and shall be repaid by (i) an instalment of $139 in June 2013, (ii) 17 equal consecutive quarterly installments of $516 beginning in September 2013 and (iii) a balloon payment of $10,275 concurrent with the last quarterly repayment in September 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tranche of the loan facility in respect of the refinancing of the PSV UP Pearl was drawn down in the amount of $20,550 on October 11, 2013 and shall be repaid by (i) 16 equal consecutive quarterly installments of $642 beginning in January 2014 and (ii) a balloon payment of $10,275 concurrent with the last quarterly repayment in September 2017.

Following the cancelation of the shipbuilding contract in respect of PSV UP Onyx the Company canceled part of the total commitment in an amount of up to $21,000.

Each tranche accrues interest at LIBOR (base rate) plus a margin of 4.0 per annum.

The Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

On March 26, 2015, lenders waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, lenders amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

Revolving credit facility with DVB Bank SE of up to $40,000

On May 31, 2013, UP Offshore (Bahamas) Ltd. entered into a revolving credit facility with DVB Bank SE for a $40,000 reducing, revolving credit facility. The commitment under this revolver decreases quarterly by $1,250 or $5,000 per year. Advances under the facility are available for general corporate purposes until May 31, 2016.  The facility bears interest at LIBOR plus 3% (or lender's cost of funds, if the lenders in their discretion determine that LIBOR is not representative of such costs). A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.95% per annum.

On June 3 and September 18, 2015, UP Offshore drew down an amount of $20,000 and $8,750, respectively, under this revolving credit facility. The outstanding balance matures as follows: $1,250 in March 2016 and $1,250 in June 2016, together with a balloon payment of $25,000.

There is no available undrawn amount at December 31, 2015.

On March 26, 2015, we entered into a Guarantee Agreement with DVB which includes customary covenants and provisions including the requirement to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, such Guarantee Agreement requires the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

Senior secured term loan facility with DVB Bank America and NIBC of up to $38,400

On December 20, 2013 Linford Trading Inc. (our wholly owned subsidiary in the Offshore Supply Business and the holding company of Leeward Shipping Inc. and Jura Shipping Inc.) as Borrower, Leeward Shipping Inc. and Jura Shipping Inc. (our wholly owned subsidiaries in the Offshore Supply Business and collectively the owners of our PSVs UP Agate and UP Coral) and UP Offshore (Bahamas) Ltd. and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $38,400 with DVB Bank America and NIBC (the "Lenders") for the purposes of providing financing of our PSVs UP Agate and UP Coral.

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.50%.

The loan facility is divided into two tranches, each in the aggregate amount of up to the lesser of $19,200 and 60% of the fair market value of the PSV to which such tranche relates.

Each tranche of the loan facility shall be divided into two advances which shall be made available to the Borrower as follows:

-	The first advance of each such tranche shall be made available to the Borrower in the amount of up to $16,000, which was drawn down on December 30, 2013, and shall be repaid by (i) 28 quarterly installments of $400 per tranche beginning in March 2014 and (ii) a balloon repayment of $4,800 in November 2020.

-	The second advance of each such tranche shall be made available to the Borrower in the amount of up to $3,200 not later than January 31, 2015, provided that the UP Agate and UP Coral have obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.

In January and in July 2015, the Borrower, the Lenders and the Guarantors signed amendments of the loan agreement. In connection with those amendments the availability period was extended through June 30 and September 30, 2015, respectively, in relation to the second advance of each tranche of the financing of our PSV UP Agate and UP Coral.

On September 17, 2015, we drew down $3,200 corresponding to the second advance for our UP Coral. This advance shall be repaid by (i) 12 quarterly installments of $138 per tranche beginning in December 2015, (ii) 9 quarterly installments of $55 per tranche beginning in December 2018 and (iii) a balloon repayment of $1,045 in December 2020.

Each tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% per annum and the Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate. The margin in respect of a tranche of the loan facility may be reduced to 3.25% per annum upon delivered to and acceptance by a time charter of the PSV to such tranche relates pursuant to a time charter on terms and conditions acceptable to the Lenders.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The above loans in our Offshore Supply Business are secured by a first priority mortgage over our PSVs, corporate guarantee and a first priority assignment of the earnings, insurances and requisition compensation or other employment contracts exceeding 12 months. The loans contain customary covenants that limit among other things, without the prior written consent of the majority lenders, the ability of our subsidiaries in the Offshore Supply Business to incur additional indebtedness, sell assets, repay indebtedness, amend the terms of subordinated debt, merge or consolidate, change lines of business, change the flag, class or management of the PSVs mortgaged under such facility, create or permit to exist liens on their assets, make loans, make investments or capital expenditures and undergo a change in ownership or control. In addition, some of the PSVs owning companies are permitted to pay dividends, make distributions and effect redemptions or returns of share capital up to 50% of their net income and under certain circumstances, without the prior written consent of the majority lenders. Also, the loans contain certain financial covenants relating to Ultrapetrol and our subsidiaries in the Offshore Supply Business related with their financial position, operating performance and liquidity, including maintaining minimum amounts of net assets.

Ultrapetrol shall comply with certain financial covenants including: (i) an average monthly balance of available cash in a demand deposit of not less than $20,000 on a consolidated basis, (ii) an equity ratio of not less than 20%, (iii) a consolidated tangible net worth of not less than $150,000 and, (iv) a ratio of consolidated debt service coverage ratio of not less than 150% (on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter).

At December 31, 2014, Ultrapetrol (as Guarantor) was in compliance with these covenants except for (iv). Consequently, on March 26 and March 31, 2015, DVB SE, DVB Bank America, NIBC and ABN Amro, as Lenders, waived the compliance to meet the financial covenant described in (iv) as of December 31, 2014 and March 31, 2015.

On March 26 and March 31, 2015, the Borrowers, the Lenders and the Guarantors signed amendments to the loans agreements to relaxing certain financial covenants. In connection with these amendments Ultrapetrol shall maintain (i) a ratio of consolidated debt service coverage ratio of not less than 105% as of June 30, 2015, of not less than 115% as of September 30, 2015 and of not less than 130% thereafter (each on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter, excluding balloon payments and prepayments), and (ii) with effect from January 1, 2015, an average monthly balance of available cash of not less than $20,000  on a consolidated basis in (x) demand deposit and time deposit and (xx) unused and available for drawing revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

UP Offshore (Bahamas) Ltd. shall comply with certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5 (on a rolling four quarter basis, tested as of the last day of each fiscal quarter).

As of December 31, 2015, we were did not reach the minimum required forward looking debt service coverage ratio for Linford Trading Inc. and on a consolidated basis for Ultrapetrol. However, compliance with these financial covenants is waived through April 30, 2016, as set forth in the forbearance agreement.

The agreements governing all the loans of the Offshore Supply Business also contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, the lenders may require that the entire amount of the amounts of the loans be immediately repaid in full. Further, the loan agreements contain loan-to- value ratios (ranging from 1.33 to 1.67) in relation with the PSVs pledged as security.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013 the weighted-average interest rates on the above outstanding debt in our Offshore Supply Business were approximately 3.55%, 3.70% and 3.50%, including margin and interest rate swaps, respectively.

At December 31, 2015, the aggregate outstanding principal balance under these loan agreements in our Offshore Supply Business was $169,472 and the aggregate net book value of the assets pledged was $263,600.

Senior secured term loan facility with DVB Bank AG (DVB AG) and Natixis of up to $93,600

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis (the "Banks"), as co-lender, to finance the construction and delivery of our PSVs being built in India (UP Jade, UP Amber, UP Pearl and UP Onyx).

At March 31, 2012, the advances under Tranche A of the loan were $34,500 ($17,250 per Bank).

On May 9, 2012, the Borrower, the Guarantors and the Banks signed a third amendment to the loan agreement. In connection with this amendment, all the amounts borrowed by Natixis or $17,250 shall be paid on or before December 31, 2012, further extended to March 28, 2013 and all of the remaining commitments of this term loan facility by Natixis were cancelled.

During 2012, the Company prepaid to Natixis $12,075 and to DVB SE $10,275 and drew from DVB SE $6,825.

At December 31, 2012, the outstanding principal balance under this loan agreement was $18,975 ($5,175 for Natixis and $13,800 for DVB SE).

During 2013, the Company fully repaid the then outstanding balance of $18,975.

During the year ended December 31, 2013 the Company recorded a financial loss on extinguishment of debt of $345, which is included in the accompanying consolidated statement of operations.

Senior secured post-delivery term loan facility with DVB Bank SE (DVB SE) and NIBC Bank NV of up to $42,000

On October 22, 2012 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore  Shipping  Inc., Gracebay  Shipping Inc. (all  of these  our  subsidiaries in the Offshore Supply Business) and  Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $42,000 with DVB SE and NIBC Bank NV (the "Lenders") for the purpose of partially financing or refinancing our PSVs UP Jade and UP Amber.

The tranche of the loan facility in respect of the refinancing of the UP Jade was drawn down in an amount of $20,850 on October 29, 2012.

On January 24, 2013 the Company terminated this senior secured post-delivery term loan facility and prepaid the outstanding balance of $20,850 with borrowings from its senior secured post-delivery term loan facility with DVB Bank America, NIBC and ABN Amro.

During the year ended December 31, 2013, the Company recorded a financial loss on extinguishment of debt of $619, which was included in the accompanying consolidated statement of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ocean Business Segment

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis (the "Lender") to provide post-delivery financing secured by the vessel. The loan, which matures in February 2017, shall be repaid by equal quarterly installments of $227 with a balloon installment of $2,687 which due in February 2017. The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.20% per annum thereafter.

On May 21, 2012, we prepaid $1,849 outstanding under this senior secured loan.

For the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate was 1.47%, 1.43% and 1.49%, respectively.

The loan is secured by a mortgage on the Alejandrina, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, or other employment contracts exceeding 12 months and is guaranteed by Ultrapetrol (Bahamas) Limited.  The Lender may also require additional security, or repay the amount of the shortfall if at any time the fair market value of the ship becomes less than the 125% of the aggregate value of the loan.

The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors'  ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, Nataxis may require the entire amount of the loan be immediately repaid in full.

At December 31, 2015 the outstanding principal balance was $3,146 and the aggregate net book value of the asset pledged was $4,535. As we mentioned in note 2.k), during January 2016 we entered into a MOA for which we sold our product tanker Alejandrina for a total sale price of $4,900. We fully repaid the outstanding balance at the date of the settlement amounting $2,921 with the proceeds from such sale.

Senior secured term loan with Nordea Bank Finland PLC (Nordea Bank) of $20,200

On November 30, 2007, Hallandale Commercial Corp. (our wholly owned subsidiary in the Ocean Business and the owner of the Amadeo) as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc. (our wholly owned subsidiary in the Ocean Business and the holding company of Hallandale Commercial Corp.), as Pledgor, entered into a $20,200 loan agreement with Nordea Bank for the purpose of providing post delivery financing of the vessel.

The loan accrued interest at LIBOR plus 1.25% per annum.

On December 28, 2012 the Borrower, the Guarantor, the Pledgor and Nordea Bank amended the loan agreement. In connection with this amendment among other things, the parties agreed changed the final maturity of the loan to April 15, 2013, when the Company repaid in full the total outstanding balance of $5,252 of this senior secured loan.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

River Business Segment

Loans with International Finance Corporation ("IFC") and OPEC Fund for International Development (OFID)

During 2008, our subsidiaries in the River Business entered into loans agreements with IFC and OFID to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

a)	2008 Loan facility of up to $25,000: On September 15, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $25,000.

The loan shall be repaid in semi-annual installments of $1,087 for the first 9 payments and $1,902 for the last 8 payments, beginning in June 2012. The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

b)	2008 Loan facility of up to $35,000: On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $35,000.

The loan shall be repaid in semi-annual installments of $1,522 for the first 9 payments and $2,663 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

c)	2008 Parallel Loan facility of up to $15,000: On November 28, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and OFID entered into a loan agreement for an amount of up to $15,000.

The loan shall be repaid in semi-annual installments of $652 for the first 9 payments and $1,141 for the last 8 payments, beginning in June 2012. The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio.

During 2011 our subsidiaries in the River Business entered into loans agreements with IFC and OFID to partially finance: (i) the construction and acquisition of sixty-four additional barges, (ii) the modification to nine existing pushboats necessary to replace their engines, (iii) the re-bottoming of fifty existing barges, and (iv) the construction and acquisition of additional pushboats and ancillary equipment.

a)	2011 Loan facility of up to $15,000: On December 2, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $15,000.

The loan shall be repaid in semi-annual installments of $882 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	2011 Parallel Loan facility of up to $10,000: On December 15, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and OFID entered into a parallel loan agreements for an amount of up to $10,000.

The loan shall be repaid in semi-annual installments of $588 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

The above loans in our River Business are secured by a first priority mortgage over part of our Paraguayan and Liberian river fleet, corporate guarantee and a first priority assignment of the earnings, insurances and requisition compensation or other employment contracts. The loans also contain customary covenants that limit among other things the ability of our subsidiaries in the River Business to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, incur capital expenditures, leases and enter into any derivative transaction, except hedging agreements for fuel, interest rate or foreign currency in the ordinary course of business. In addition, the loans contain certain financial covenants relating to UABL (Bahamas) Limited (our holding company in the River Business) and other subsidiaries in the River Business related with their financial position, operating performance and liquidity. These loans and guarantee agreements impose operating and negative covenants on the subsidiaries in the River Business.

UABL (Bahamas) Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

At December 31, 2014, UABL (Bahamas) Limited (as Guarantor) was in compliance with these covenants except for (ii). Consequently, on March 27, 2015 the IFC waived the compliance to meet the financial covenant described in (ii) as of December 31, 2014, March 31 and June 30, 2015. The waiver was granted conditional upon OFID' s granting a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.

Consequently, on April 13, 2015 the OFID waived the compliance to meet the financial covenant described in (ii) as of December 31, 2014, March 31 and June 30, 2015. The waiver was granted conditional upon IFC' s granting a similar waiver on or before April 15, 2015, which condition was met on March 27, 2015.

As of December 31, 2015, we were did not reach the minimum required current ratio for all the loans with IFC and OFID. However, compliance with these financial covenants is waived through April 30, 2016, as set forth in the forbearance agreement.

The agreements governing the loans also contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, IFC and OFID may require the entire amount of the loans be immediately repaid in full. Further, the loan agreements contain loan-to-value ratios (ranging from 1.6 to 3.0) in relation with the river fleet pledged as security.

On May 23, 2013, IFC and OFID waived certain covenants under the loan agreements and corresponding guarantee agreements. The waivers permitted the creation of additional security and the non-compliance with certain release priorities of IFC's and OFID's securities under the loan and guarantee agreements all in connection with and for the purpose of permitting the refinancing of the 2014 Senior Notes and issuance the 2021 Senior Notes. In addition, IFC and OFID issued a release of mortgages and certain other assignments under the loan agreements, in order to meet the additional security and guarantee requirements of the 2021 Senior Notes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013, the weighted-average interest rates on the above outstanding debt in our River Business were approximately 3.60%, 3.30% and 4.40%, including margin and interest rate collar, respectively.

At December 31, 2015, the aggregate outstanding principal balance under 2008 and 2011 loan agreements with OFID and IFC in our River Business was $65,088 and the aggregate net book value of the assets pledged was $61,800.

6.	FAIR VALUE MEASUREMENT

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's assets and liabilities as of December 31, 2015 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current assets: - Other assets – Product tanker Alejandrina	-	-	4,535
Current liabilities: - Interest rate collar (included in other liabilities)	-	229	-
- Interest rate swaps (included in other liabilities)	-	435	-

The estimated fair value of the Company's other financial assets and liabilities were as follows:

	At December 31,
	2015		2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$45,193	$45,193	$34,982	$34,982
Restricted cash (current and noncurrent portion)	12,251	12,251	12,718	12,718

LIABILITIES

Long term financial debt – Note 5 (1)	$463,548	$277,977	$466,034	$475,763

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company's investments in 50% or less owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other liabilities, as follows:

	At December 31, 2015
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$229	$-
Interest rate swaps (cash flow hedge)	435	-
	$664	$-

	At December 31, 2014
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$609	$162
Interest rate swaps (cash flow hedge)	$327	245
	$936	$407

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large and well-established financial institutions, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive loss in the consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2015, the total notional amount of the interest rate collar is $48,912.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in October 2016 and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 0.89% to 3.67% on an aggregate notional value of $ 46,600 (subsequently adjusted in accordance with the amortization schedule under these financings) and receive a variable interest rate based on LIBOR on these notional value. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE, NIBC and ABN Amro.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive loss in the consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2015, the total notional amount of the interest rate swaps is $35,903.

OTHER DERIVATIVE INSTRUMENTS

Through our subsidiaries in the Offshore Supply Business, the Company has entered into various interest rate swap agreements, while providing effective economic hedges, are not designated as hedge for accounting purposes. These contracts mature ranging from 2014 through 2016 and call for the Company  to pay fixed interest rate at 0.90% on an aggregate notional value of $16.680 (subsequently adjusted in accordance with the amortization schedule under these financing) and receive a variable interest rate based on LIBOR. Changes in the fair value are recognized within "Other income (expense)" in the accompanying consolidated statements of operations.

8.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Claims in Paraguay

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three mattersin respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2,200, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $600 non-withheld taxes, $700 in fines and $1,300 in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1,294 in full and final settlement of the claim and agreed to drop the appeal we had filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold awaiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes, fines or legal costs still in dispute or that the final outcome of these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UABL Paraguay S.A. - Paraguayan Customs Asunción

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total amount owed taxes according to Customs in Asuncion is up to Gs. 12.056.635.704 (approximately $2.1 million), that is to say twice the value of the purchased bunkers (Gs. 6.028.317.852). The claim was rejected by the competent Court. This ruling was appealed and applied for annulment and is now in procedure at the Supreme Court of Justice of Paraguay pending resolution. As of December 31, 2015 a loss contingency liability related with this matter of $1.1 was recorded.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. Customs imposed a fine of Gs. 2.791.514.822 and judicial proceedings have been commenced where a final decision from the Supreme Court of Justice of Paraguay is still pending. As of December 31, 2015 a loss contingency liability related with this matter of $0.5 was recorded.

UABL Paraguay S.A. - Paraguayan Tax Authority

These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011 against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be madeand also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,000. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A., Yataity S.A. and UABL S.A. –Alleged Tax Evasion (Riquelme case)

These proceedings were commenced by the National Customs Authority of Paraguay on a supposed Income Tax evasion regarding some freight services rendered by UABL S.A., UABL Paraguay S.A. and Yataity S.A. from Tres Fronteras Terminal and other ports in Paraguay during 2000 and 2005.Those three entities were charged by said administrative authority for owing the alleged non-paid taxes plus same amount in fines. The total amount was, after some discussions, finally determined by the Customs National Authority in approximately $0.3 million plus a fine in the same amount. This resolution has been judicially argued by UABL entities and is now pending resolution by the Supreme Court of Justice of Paraguay. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are fifty percent chances that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

b)	Claim in Brazil

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office - UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096 (approximately $193), plus interest. A decision is now pending over the non-application of the tax to the vessel's import.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

c)	Claims in Argentina

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (UPSA) requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $400. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $0.08 million and $2.5 million, with an additional amount of $0.08million regarding additional VAT and income taxes, and the charges for import duties could reach $0.5 million. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

d)	Indemnification to Sparrow under the investment agreement

The investment agreement entered into with Sparrow described in Note 1 provides for our responsibility for certain liabilities related to our business. We provide indemnification in favour of Sparrow for certain matters, including labour matters, taxes, litigations, compliance with laws, environmental matters, insurances, vessels, among others as of December 12, 2012, the date of the closing of the investment agreement. These indemnification obligations will generally expire sixteen months after the closing date or six years after the closing date in the case of certain tax matters, and with certain indemnification obligations surviving indefinitely.

The Company shall not be liable for indemnity obligations unless and until the aggregate amount of indemnifiable losses equals or exceeds $10,000 with a deductible in the amount of $4,400, subject to certain exceptions. The maximum amount of indemnifiable losses which may be recovered from the Company shall not exceed $28,600 subject to certain exceptions.

e)	Lease obligations

Rental expense for office spaces under continuing obligations for the years ended December 31, 2015, 2014 and 2013 was $1,194, $1,019 and $675, respectively. At December 31, 2015, obligations under the companies' operating leases, which expire from 2016 to 2020, for office spaces with initial or remaining lease terms longer than one year were as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ending December 31,

2016	$1,316
2017	946
2018	773
2019	706
2020	430
Thereafter	1,988
Total	$6,159

f)	Charters-in

As of December 31, 2015, the Company leases 24 jumbo dry barges in the River Business and two tankers in the Ocean Business. These leasing agreements have been classified as operating leases for financial reporting purposes and related rental fees are charged to expense over the lease terms. The lease term of the tankers vessels has a duration of 36 months. The lease term of the jumbo dry barges has a duration of ten years. The lease of the jumbo dry barges is the result of a sale- leaseback transaction with a finance company (see Note 4) and the gain arising from such sale- leaseback transaction has been deferred in the accompanying consolidated balance sheets and are being amortized as reductions in rental expense over the lease term (see Note 2.r).

Future minimum payments in the years ended December 31 under operating leases with initial or remaining term longer than one year as of December 31, 2015, were as follows:

Year ending December 31,

2016	$6,130
2017	4,766
2018	3,254
2019	2,756
2020	2,636
Thereafter	4,839
Total	$24,381

Rent expense for the years ended December 31, 2015, 2014 and 2013 was $5,676, $3,988 and $4,315, respectively. When cash rental payments are not made on a straight–line basis, we recognize rental expense on a straight–line basis over the lease term.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of eight PSVs and one RSV in our Offshore Supply Business chartered in Brazil with Petroleo Brasileiro SA (Petrobras), with initial or remaining term longer than one year were as follows:

Year ending December 31,

2016	$94,062
2017	64,222
2018	37,879
2019	19,126
2020	17,848
Thereafter	10,951
Total	$244,088

The future minimum revenues, before reduction for brokerage commissions of two of our handy size-small product tanker vessel leased to us in our Ocean Business chartered in South America, expected to be received on a time charter agreement, with initial or remaining term longer than one year were as follows:

Year ending December 31,

2016	$13,448
2017	5,713
2018	2,832
Total	$21,993

On November 27, 2013, one of our subsidiaries in the River Business, entered into a 5-year agreement with Vale International SA to time charter four river pushboats with 16 river barges each (each a "convoy"). The four convoys were delivered in January 2014. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $15,900 in each of 2016, 2017 and 2018.

Revenues from time charter agreements are generally not received when a vessel is off-hire, which includes time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of iron ore cargo from river barges to ocean export vessel through our Parana Iron barge (former Parana Petrol), for a three-year term counting as from entry into operations, renewable for another three years, at the option of the customer. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $13,200 in 2016 and $2,640 in 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	Favorable arbitration award

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the non-performance of a barge sole contract has decided not to appeal the arbitration award issued on December 23, 2014, in favor of our subsidiary in which $1,919 were awarded on account of damages plus interests and costs.

On December 15, 2015, the Company entered into a final agreement with the former customer for a final amount of $2,294, which was collected $600 during the year ended December 31, 2015 and the balance in monthly installments of $200, beginning in January 2016. Thus, The Company recorded a gain of $2,294 in 2015 related to the claim.

i)	Other claims and arbitrations

Touax Hydrovia Corp. v Corporación de Navegación Mundial S.A.

This case involves cross-claims under a long-term bareboat charter on 24 barges, dated April 25, 2012, between Touax Hydrovia Corp. ("Touax"), as Owner, Corporación de Navegación Mundial S.A. ("Cornamusa"), as Charterer, and Ultrapetrol (Bahamas) Limited, as guarantor. Touax had the obligation to register the barges in a jurisdiction which would permit Cornamusa, through a Paraguayan subsidiary, to operate the barges on the Parana-Paraguay River System. Due to a change in Paraguayan legislation, Touax was no longer able to register the last 7 barges under its flag after the expiration of their provisional certificates and remain without any register. Therefore, these barges have been out of service and put off-hire by Cornamusa. Touax's commenced an arbitration claim in New York against Cornamusa related to the payment of hire (roughly $1.3 million at the present) which was suspended on December 2014. Likewise, as Cornamusa considers Touax to be in breach of the provision which obligated Touax to ensure that its registration of the barges would not impede Cornamusa's ability to trade them on the River system, it has therefore submitted a counterclaim in New York arbitration against Touax for breach. This counterclaim involves losses for insurance during the period of layup (following expiration of the provisional certificates) and transportation/mooring costs. Additionally, Touax executives admitted that they had recently abandoned their efforts to resolve the flagging issue. Consequently, Cornamusa terminated the contract with respect to the 7 barges in dispute. Touax may increase its claim, but that has not yet occurred.

Arbitration proceedings are underway and it is likely the matter will be briefed in the next several months, and a decision on liability could be issued as early as sometime late this summer or early fall. Our local counsel has advised that an unfavorable outcome which could have a material adverse impact on the consolidated financial position or result of operations of the Company is uncertain.

Trafigura Beheer BV (and related companies) vs. Ultrapetrol S.A.

Claims have been made against Ultrapetrol S.A. by companies in the Trafigura Group under a series of contracts made in 2011-13 for construction of river barges. The claims are for alleged defects in the construction of the barges, which are (with some minor exceptions) denied by Ultrapetrol S.A.

Solicitors representing Trafigura have commenced arbitration proceedings against Ultrapetrol S.A. and arbitrators were appointed in September/October 2015. Claim submissions were served on February 2, 2016. The total claims amount to approximately $15.5 million, excluding interest and costs. The opinion of our local counsel is reasonably optimistic that Ultrapetrol S.A. will not have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other

At December 31, 2015, we employed several employees as crew on our vessels, land-based employees and shipyard workers. These seafarers and shipyard workers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals in these industries. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure that these agreements will prevent labor interruptions. While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

On our River Business, different degrees of unionization of our employees and crewmembers may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations. Furthermore, due to the unionized nature of our activity in South America, while in the process of negotiating such leveling, our operations may be affected by strikes in our River and Ocean businesses, causing us to suffer delays due to lack of the necessary crewing onboard our pushboats and ocean vessels.

In our barge building facility at Punta Alvear, our workforce is also mainly unionized and negotiations over wages and conditions may have very little bearing on negotiations we have with our other employees and crew members.

9.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The companies' tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $61 at December 31, 2015) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished. A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income.   Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the years ended December 31, 2015, 2014 and 2013, our subsidiaries did not derive any US source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2015	2014	2013

Current income tax expense	$5,260	$8,030	$3,184
Deferred income tax expense (benefit)	1,050	(2,965)	3,413
	$6,310	$5,065	$6,597

Ultrapetrol's pre-tax income for the years ended December 31, 2015, 2014 and 2013 was taxed in foreign jurisdictions (principally Argentina, Brazil and Paraguay).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013 4%, 36% and 54%, respectively, of the current income tax expense was related to withholding income tax in Argentina, Brazil and Chile.

The table below shows for each jurisdiction's total income tax expense and statutory tax rate:

	For the years ended December 31,
	2015	2014	2013

Brazil (34%)	$2,448	$2,091	$654
Argentina (35%)	1,811	2,112	568
Paraguay (10%)	132	273	202
Others	628	649	27
Current income tax expense	5,019	5,125	1,451
Withholding income tax in foreign jurisdictions	241	2,905	1,733
Deferred income tax expense (benefit)	1,050	(2,965)	3,413
Income tax expense	$6,310	$5,065	$6,597

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2015	2014	2013

(Loss) Income before income taxes	$(41,694)	$(47,211)	$14,518
Sources not subject to income tax	48,922	59,658	115
	$7,228	12,447	14,633
Tax rate	35%	35%	35%
Tax (benefit) expense at statutory tax rate	$2,530	4,356	5,122
Rate differential	(752)	(1,052)	(545)
Change in valuation allowance	$4,471	(811)	1,632
Effects of foreign exchange changes related to our foreign subsidiaries	$(604)	(639)	(1,943)
Withholding income tax in foreign jurisdictions	241	2,905	1,733
Others	$424	306	598
Income tax expense (benefit)	$6,310	$5,065	$6,597

The Company's deferred income tax assets have been reduced by intercompany profits from the sale of river barges within the group.  The Company has deferred income tax expense in Argentina for the years ended December 31, 2015, 2014 and 2013 amounting to $369, $987 and $906, respectively and recognizes them as income tax expense as the river barges are consumed through using. The balance as of December 31, 2015 and 2014 of $8,103 and $8,131, respectively, was reflected as non-current other receivables in the accompanying consolidated balance sheets.

At December 31, 2015, Argentinean subsidiaries had a consolidated credit related to TOMPI of $2,662 that expires from 2016 through 2025. At December 31, 2015, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $1,424 that expire from 2016 through 2020. Based on the weight of negative available evidence at December 31, 2015, the Company believes that it is not more likely than not that the Company's subsidiaries NOLs and TOMPI credits will be realized in the future, with the exception of $1,116 TOMPI credit which will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.  Therefore, the valuation allowance for deferred tax assets increases from $2,525 at December 31, 2014 to $6,624 at December 2015, principally related to NOLs and TOMPI credit from UPSA, which would not be realized in the future.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2015	2014
Deferred income tax assets
Other, deferred income tax current assets	$-	$460
NOLs	1,424	2,237
TOMPI credit	2,662	3,556
Interest on financial liabilities	2,345	2,276
Other	1,870	520
Total deferred income tax noncurrent assets	8,301	8,589
Valuation allowance of deferred income tax assets	(6,624)	(2,525)
Net deferred income tax noncurrent assets	1,677	6,064
Deferred income tax liabilities
Vessels and equipment, net	10,463	13,317
Intangible assets	-	153
Unrealized exchange differences	856	750
Other	74	117
Total deferred income tax noncurrent liabilities	11,393	14,337
Net deferred income tax liabilities	$(9,716)	$(7,813)

As of January 1, 2015 and 2014, and for the years ended December 31, 2015 and 2014, the Company did not have any unrecognized tax positions. In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months. For the years ended December 31, 2015 and 2014, the Company has no accrued interest and penalties related to unrecognized tax positions.

10.	RELATED PARTY TRANSACTIONS

At December 31, 2015 and 2014, the balances of current receivables from related parties were $0 and $467, and balances of current payable to related parties were $41 and $1,636, respectively.

At December 31, 2015 and 2014 the balances of noncurrent receivables from related parties corresponds to temporary working capital advances to OTS S.A. amounting to $6,593 and $6,088, respectively. The advances have no maturity date and are non-interest bearing.

Voyage expenses paid to related parties

For the years ended December 31, 2015, 2014 and 2013, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2015	2014	2013

Commercial commissions (1)	$-	$-	$476
Agency fees (2)	-	1,917	2,033
Total	$-	$1,917	$2,509

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Commercial commissions

Pursuant to a commercial agreement signed between UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) and Firmapar Corp. (formerly Comintra), a former minority shareholder of this, the parties agreed that Firmapar Corp. charges a 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a consolidated basis. This agreement began on June 25, 2003 and ended on July 5, 2013, concurrently with the acquisition from Firmapar Corp. of its 5.55% interest in UP Offshore (Bahamas) Ltd.

(2)	Agency fees

Pursuant to a commercial and an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) and Navalia S.A. the latters companies under the same control group as Inversiones Los Avellanos S.A., a shareholder, have agreed to perform the duties of port agent for us in Argentina. Since September 3, 2014 Inversiones Los Avellanos S.A. is not further shareholder of the Company.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to OTS S.A., a 50% owned company.

For the years ended December 31, 2015, 2014 and 2013, UABL Paraguay S.A. paid to OTS S.A. $1,937, $1,319 and $1,940, respectively, for this operation.

11.	SHARE CAPITAL

Common shares and shareholders

On July 2, 2012, the shareholders of the Company at a Special General Meeting approved the increase in authorized share capital from 100,000,000 to 250,000,000 shares of common stock with a par value of $0.01 per share, and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association.

On December 12, 2012, we entered into an investment agreement with Sparrow Capital Investments Ltd. or Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. or Southern Cross, pursuant to which we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. Concurrently Sparrow designated Sparrow CI Sub Ltd. to receive 16,060,000 shares of common stock of Ultrapetrol.

At December 31, 2015, the outstanding common shares are 140,729,487 par value $.01 per share and all the shares of the Company have one vote.

At December 31, 2015, our shareholders Sparrow and Sparrow CI Sub Ltd. (a wholly owned subsidiary of Sparrow), hold 103,206,821 and 16,060,000 shares, respectively, which represent 73.34% and 11.41% of the outstanding shares, respectively.  The joint voting power for these shares represents 84.75% of the total voting power.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Listing Transfer to NASDAQ Stock Exchange ("NASDAQ") Capital Market

On August 27, 2015, the Company received notice dated August 25, 2015, from the NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard requiring a minimum closing bid price of at least one dollar per share over the preceding 30 consecutive business days. This notice did not have an immediate effect on the listing of our common shares.

Under the NASDAQ's rules, the Company had a period of six months from the date of the NASDAQ notice to regain compliance. If, at any time during the 180 day period, the closing bid price for the Company's common stock would have been at least one dollar for a minimum of ten consecutive business days, compliance had been regained and the matter had been closed.

On February 9, 2016, the Company received another notice from the NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard requiring a minimum market value of publicly held shares of $5,000 for the preceding 30 consecutive business days. This notice did not have an immediate effect on the listing of Ultrapetrol's common shares.

Under the NASDAQ's rules, the Company has a period of six months from the date of the NASDAQ notice to regain compliance. If, at any time during the 180 day period, the minimum market value of publicly held shares exceeds $5,000 for a minimum of ten consecutive business days, compliance will be regained and the matter will be closed.

On February 22, 2016, Ultrapetrol announced that its application to be listed on the NASDAQ Capital Market has been approved by NASDAQ. Effective February 23, 2016, the Company's stock are listed on the NASDAQ Capital Market, rather than on NASDAQ's Global Select Market. The move to the NASDAQ Capital Market will not affect the listing or trading of the Company's common stock.

By transferring to the NASDAQ Capital Market, the Company regained compliance with the continued listing standard for the minimum required market value of its publicly held shares. Also in connection with the Company's move to the NASDAQ Capital Market, NASDAQ has extended the period during which the Company must come into compliance with the minimum bid price per share requirement through August 22, 2016. If at any time during that period, the closing bid price of the Company's common stock is at least one dollar per share for a minimum of ten consecutive business days, compliance will be regained and the matter will be closed.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008.

The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2015 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Registration rights agreements

On December 12, 2012, the Company entered into a new registration rights agreement with Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels, pursuant to which the Company has granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require the Company to register under the Securities Act shares of the Company's common stock held by them. Under the registration rights agreement, these persons will have the right to request the Company to register the sale of shares held by them on their behalf and may also require the Company to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by the Company.

On September 3, 2014, the Company entered into an amended and restated registration rights agreement, which amended and restated the registration rights agreement signed on December 12, 2012 between Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels to remove the latter two as parties thereto.

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the years ended December 31, were as follows:

	For the years ended December 31,
	2015	2014	2013

Interest paid	$18,484	$28,729	$30,343
Income taxes paid	922	213	1,214

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids. We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region. In addition, we use one barge, our Parana Iron (former Parana Petrol) as an iron ore floating transshipment and storage station and another transshipment unit. River Business transportation services contributed 45%, 44% and 44% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively. The Company also has a shipyard that should promote organic growth and from time to time make external sales. Third party shipyard sales contributed 5%, 4% and 16% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

Offshore Supply Business: We operate our Offshore Supply Business, using PSVs and Remotely Support Vessel (RSV) owned by UP Offshore (Bahamas), which are designed to transport supplies to offshore oil & gas industry such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms. Our Offshore Supply Business fleet consists of thirteen PSVs, eight of which are chartered under medium term contracts with Petrobras in Brazil, of them (one remains blocked) other three in laid-up which were operated with Petrobras until the notification received mentioned in the following paragraph, and two of them in the North Sea (UK), which were in laid-up, and one RSV, chartered with Petrobras in Brazil. Offshore Supply Business transportation services contributed 30%, 33% and 23% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September, 21, 2015 we received a notification from Petrobras regarding the early termination of contracts for three of our non-Brazilian flag PSVs UP Amber, UP Pearl, and UP Esmeralda. During September, 2015, we received a notification from Petrobras regarding the blockage of our non-Brazilian flag PSVs UP Turquoise, which is under a time charter contract until March 2019.

Ocean Business: In our Ocean Business, we operate five oceangoing vessels: three product tankers (two of them on lease to us and one was sold on January 28, 2016 and delivered to buyers in March 7, 2016), and two container feeder vessels under a container line service in Argentina cabotage trade, which transport mostly foreign containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives serving regional trades mainly in Argentina and Brazil. Ocean Business transportation services contributed 20%, 19% and 17% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

All of the Company's operating revenues were derived from its foreign operations. The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2015	2014	2013
Revenues (1)
− South America	$295,305	$308,632	$338,115
− Europe	41,766	43,574	13,934
− Central America	2,134	1,875	50,405
− North America	-	2,630	1,553
− Asia	8,272	6,964	7,210
	$347,477	$363,675	$411,217

(1)	Classified by country of domicile of charterers/customers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At December 31,
	2015	2014
Vessels and equipment, net

− South America	$610,599	$648,147
− Europe	54,251	64,971
− Other	4,237	4,287
	$669,087	$717,405

For the years ended December 31, 2015, 2014 and 2013, 85%, 85% and 82% of the Company's revenues, respectively, are concentrated in South America and at December 31, 2015 and 2014, 91% and 90% of the Company's vessels and equipment, respectively, are located in South America.

For the year ended December 31, 2015 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 24%, 30%, 5% and 21% of the Company's consolidated revenues, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 21%, 29%, 5% and 25%, of the Company's consolidated revenues, respectively.

For the year ended December 31, 2013 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 19%, 25%, 6% and 27%, of the Company's consolidated revenues, respectively.

As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in Argentina, Brazil, Uruguay and Paraguay, South America.

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2015:

	River Business	Offshore Supply Business	Ocean Business (1)	Total

Transportation revenues	$155,705	$107,094	$67,818	$330,617
Manufacturing revenues	16,860	-	-	16,860
Running and voyage expenses	118,140	50,024	61,878	230,042
Manufacturing cost	12,058	-	-	12,058
Depreciation and amortization	27,716	18,890	4,526	51,132
Segment operating (loss) profit	(10,111)	24,486	(14,593)	(218)
Segment assets	415,310	327,026	54,061	796,397
Investments in and receivables from affiliates	3,545	-	25	3,570
Loss from investment in affiliates	(656)	-	(161)	(817)
Additions to long-lived assets	19,493	4,643	188	24,324

(1)	Includes a loss on write-down of goodwill, intangible assets and our product tanker Alejandrina totaling $8,030.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company's operations for the year ended December 31, 2014:

	River Business	Offshore Supply Business	Ocean Business (2)	Total

Transportation revenues	$159,089	$119,581	$68,984	$347,654
Manufacturing revenues	16,021	-	-	16,021
Running and voyage expenses	141,748	59,197	56,187	257,132
Manufacturing cost	10,470	-	-	10,470
Depreciation and amortization	28,918	17,118	7,381	53,417
Segment operating (loss) profit	(30,045)	28,979	(12,273)	(13,339)
Segment assets	493,926	323,056	31,266	848,248
Investments in and receivables from affiliates	3,720	-	186	3,906
Loss from investment in affiliates	(1,023)	-	(33)	(1,056)
Additions to long-lived assets	51,533	4,610	3,091	59,234
(2)	Includes an impairment charge for our product tankers Miranda I and Alejandrina totaling $10,511.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2013:

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$181,223	$93,154	$71,265	$345,642
Manufacturing revenues	65,575	-	-	65,575
Running and voyage expenses	146,146	45,497	60,173	251,816
Manufacturing cost	45,662	-	-	45,662
Depreciation and amortization	23,977	11,676	6,882	42,535
Segment operating (loss) profit	10,616	29,055	(4,505)	35,166
Segment assets	446,539	363,575	81,556	891,670
Investments in and receivables from affiliates	4,216	-	220	4,436
Loss from investment in affiliates	(490)	-	(30)	(520)
Additions to long-lived assets	9,309	104,332	8,974	122,615

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follows:

	At December 31,
	2015	2014

Total assets for reportable segments	$796,397	$848,248
Other assets	7,726	13,831
Corporate cash and cash equivalents	45,193	34,982
Consolidated total assets	$849,316	$897,061

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major customer

For the year ended December 31, 2015 revenues from Petrobras Group, a customer of Ultrapetrol River, Ocean and Offshore Supply Business represented $115,800 or 33% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $40,700 or 12% of the Company's consolidated revenues.

For the year ended December 31, 2014 revenues from Petrobras Group, a customer of Ultrapetrol River, Ocean and Offshore Supply Business represented $118,600 or 33% ($105,000 or 29% from Petroleo Brasileiro SA) of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $40,800 or 11% of the Company's consolidated revenues.

For the year ended December 31, 2013 revenues from Petrobras Group, a customer of Ultrapetrol River, Ocean and Offshore Supply Business represented $100,400 or 24% of the Company consolidated revenues, revenues from one customer of Ultrapetrol River business represented $64,400 or 16% of the Company's consolidated revenues and revenues from otrher customer of Ultrapetrol River business represented $55,600 or 14% ($48,300 or 12% for sale of river barges) of the Company's consolidated revenues.

The loss of any of these significant customers could have a material adverse effect on the Company´s results of operations if there were not replaced by other customers.

14.	STOCK COMPENSATION

We have adopted the 2006 Stock Incentive Plan, or the 2006 Plan, dated July 20, 2006 which entitles certain of our officers, key employees and directors to receive restricted stock, stock appreciation rights, stock options, dividend equivalent rights, unrestricted stock, restricted stock units or performance shares.

Under the 2006 Plan, a total of 5,000,000 shares of common stock have been reserved for issuance. The 2006 Plan is administered by our Board of Directors.  Under the terms of the 2006 Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our Board of Directors.  Under the terms of the 2006 Plan, no options would be able to be exercised until at least one year after the closing of our IPO (October 18, 2006).   Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant.  All options will expire ten years from the date of grant. The 2006 Plan expires ten years from the closing of our IPO.

Chief executive officer

On November 10, 2014 we entered into a consulting agreement with a company controlled by our chief executive officer. Under this consulting agreement the Company granted on November 10, 2014 to this company, stock options to purchase a total of 1,600,000 shares of common stock at an exercise price of $2.73 per share. These stock options will be vested on a ratable basis over a period of three years on each anniversary following the grant date. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Chief financial officer

On April 29, 2013 we entered into a consulting agreement with a company controlled by our chief financial officer. Under this consulting agreement the Company granted on April 29, 2013 to this company, stock options to purchase a total of 814,433 shares of common stock at an exercise price of $2.40 per share. These stock options will be vested on a ratable basis over a period of three years on each anniversary following the grant date. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

Vice president international finance

On July 20, 2006 we entered into a separate consulting agreement that became effective upon completion of our IPO (October 18, 2006) with a company controlled by our former chief financial officer (currently our vice president international finance) for work he performs for us in various different jurisdictions. On October 29, 2009 the consulting agreement was renewed for a three-year period and on October 29, 2012 it was further renewed for another three-year period. On October 29, 2015 the above mentioned consulting agreement matured but the rights to exercise the options are still in force for a ten-year term. Then we entered in a new employment agreement but neither stock options nor restricted stocks were granted.

-	Restricted common stock awards

In connection with the 2012 consulting agreement the Company awarded a total of 19,375 shares of restricted stock at no cost to a company controlled by our vice president international finance.

-	Stock options awards

Additionally and in connection with the 2006 and 2012 consulting agreements, the Company awarded to the company mentioned in the paragraph above options to purchase a total of 58,125 shares of common stock of the Company. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

Former chief executive officer and former executive vice president

On July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our IPO (October 18, 2006) with companies controlled by our former chief executive officer, and our former executive vice president, for work they perform for us in various different jurisdictions. On October 29, 2009 the consulting agreements were renewed for a three-year period. On October 29, 2012 the consulting agreements were further renewed for another three-year period.

On September 3, 2014 in relation with the share purchase agreement mentioned in Note 1, the Company terminated without cause the consulting agreements mentioned above and the employment agreements entered into with our former chief executive officer and our former executive vice president.

Severance and termination cash payments for the termination of the employment and consulting agreements for our former chief executive officer and our former executive vice president was $5,659 which were included in Administrative and commercial expenses in the accompanying consolidated statement of operations for the year ended December 31, 2014.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	Restricted common stock awards

In connection with the 2012 consulting agreements the Company granted an award of 155,000 restricted common stocks at no cost of each of these companies with an aggregate value of $222 on the date of grant for each company. These shares are non-transferable until they vest, which occurs on the third anniversary date of the grant date (October 29, 2015).

On September 3, 2014, the vesting of unvested restricted stock awards were accelerated upon the termination without cause of the consulting agreements.

-	Stock options awards

In connection with the 2012 consulting agreement, on October 29, 2012 the Company awarded to the two companies mentioned above options to purchase a total of 155,000 shares of common stock of the Company to each of these companies which would be granted over three years in equal annual installments. The options shall be granted with an exercise price equal to the fair market value of a share of common stock of the Company on the applicable date on which the option is granted.

The exercise price of the Company stock of the first, second and third installment of the stock option award was $1.52, $3.66 and $3.31, respectively.

On September 3, 2014, the vesting of unvested stock options awards were accelerated upon the termination without cause of the consulting agreements.

During the year ended December 31, 2014, the aggregate intrinsic value of exercised stock options was $877.

In relation with the 2006 consulting agreements, on October 18, 2006, the Company awarded to the two companies mentioned above stock options to purchase a total of 310,000 shares of common stock of the Company at an exercise price of $11.00 per share.  These stock options were fully vested and forfeited during the year ended December 31, 2014.

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2015	2014	2013

Nonvested shares outstanding at January 1	19,375	329,375	329,375
Granted	-	-	-
Vested	(19,375)	(310,000)	-
Forfeited	-	-	-
Nonvested shares outstanding at December 31	-	19,375	329,375

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model.  Expected volatility is based on historical volatility of the Company's stock. The expected term represents the period of time the stock options are expected to be outstanding and is based on the "simplified method".  The Company used the "simplified method" due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options.  The risk-free interest rate is based on yields on U.S. Treasury STRIPS with a maturity similar to the estimated expected term of the stock options.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average assumptions for stock options granted during the years ended December 31, were as follows:

	For the years ended December 31,
	2015		2014	2013
Dividend yield	N/	A	—%	—%
Risk-free interest rate	N/	A	1.65%	0.75%
Expected term (in years)	N/	A	6.00	5.90
Expected volatility	N/	A	69%	80%

Based on the above assumptions, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2014 and 2013 was $1.83 and $1.68, respectively.

Activity and related information with respect to the Company's stock options is summarized as follows:

	For the years ended December 31,
	2015		2014		2013
	Shares	Exercise price	Shares	Exercise price	Shares	Exercise price

Under option at January 1	2,472,558	$2.75	1,382,767	$4.58	458,542	$8.71
Options granted	-	-	1,709,791	2.77	924,225	2.54
Options exercised	-	-	(310,000)	2.83	-	-
Options forfeited or expired	-	-	(310,000)	11.00	-	-
Under option at December 31	2,472,558	$2.75	2,472,558	$2.75	1,382,767	$4.58
Options exercisable at December 31	1,134,413	$2.85	323,144	$3.44	458,542	$8.71

The aggregate intrinsic value of all options outstanding represents the total intrinsic value (the difference between the fair value of the Company's stock on the last day of each year and the exercise price, multiplied by the number of options where the exercise price exceeds the fair value) that would have been received by the option holders had all option holders exercised their options as of year-end.

Outstanding options at December 31, 2015 had an aggregate intrinsic value less than the aggregate strike price for those options based on the market price of $0.11 per share at that date.

At December 31, 2014 the aggregate intrinsic value of all outstanding options and all vested exercisable options outstanding was $9.

Total stock based compensation expenses was $1,424, $1,073 and $575, respectively, for the years ended December 31, 2015, 2014 and 2013 and is recorded in the same line items used for cash compensation. The unrecognized compensation cost at December 31, 2015 was $1,945 which is expected to be recognized $1,113 in 2016 and $832 in 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	SUPPLEMENTAL GUARANTOR INFORMATION

On June 10 and October 2, 2013 the Company issued $200,000 and $25,000, respectively of its 2021 Senior Notes.

The 2021 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2021 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2021 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2015
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$411,901	$51,803	$172,599	$(636,303)	$-
Other current assets	25,805	58,454	58,301	-	142,560
Total current assets	437,706	110,257	230,900	(636,303)	142,560

Noncurrent assets
Vessels and equipment, net	-	264,380	405,419	(712)	669,087
Investment in affiliates	110,631	-	25	(110,631)	25
Other noncurrent assets	-	17,270	20,374	-	37,644
Total noncurrent assets	110,631	281,650	425,818	(111,343)	706,756
Total assets	$548,337	$391,907	$656,718	$(747,646)	$849,316

Current liabilities
Payable to related parties	$-	$330,500	$305,844	$(636,303)	$41
Current portion of long-term financial debt	225,842	42,262	195,444	-	463,548
Other current liabilities	12,881	32,119	17,768	-	62,768
Total current liabilities	238,723	404,881	519,056	(636,303)	526,357

Noncurrent liabilities
Due to affiliates	$-	$-	$-	$-	$-
Long-term financial debt	-	-	-	-	-
Other noncurrent liabilities	-	652	12,693	-	13,345
Total noncurrent liabilities	-	652	12,693	-	13,345
Total liabilities	238,723	405,533	531,749	(636,303)	539,702

Total equity	309,614	(13,626)	124,969	(111,343)	309,614
Total liabilities and equity	$548,337	$391,907	$656,718	$(747,646)	$849,316

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2014
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$435,905	$53,715	$1,785	$(490,938)	$467
Other current assets	646	36,647	71,989	-	109,282
Total current assets	436,551	90,362	73,774	(490,938)	109,749

Noncurrent assets
Vessels and equipment, net	-	287,425	430,750	(770)	717,405
Investment in affiliates	142,761	-	186	(142,761)	186
Other noncurrent assets	7,449	29,298	32,974	-	69,721
Total noncurrent assets	150,210	316,723	463,910	(143,531)	787,312
Total assets	$586,761	$407,085	$537,684	$(634,469)	$897,061

Current liabilities
Payable to related parties	$-	$273,909	$218,665	$(490,938)	$1,636
Current portion of long-term financial debt	-	6,420	26,509	-	32,929
Other current liabilities	5,079	36,932	15,937	-	57,948
Total current liabilities	5,079	317,261	261,111	(490,938)	92,513

Noncurrent liabilities
Due to affiliates	$-	$-	$-	$-	$-
Long-term financial debt	225,960	42,263	164,882	-	433,105
Other noncurrent liabilities	-	279	15,442	-	15,721
Total noncurrent liabilities	225,960	42,542	180,324	-	448,826
Total liabilities	231,039	359,803	441,435	(490,938)	541,339

Total equity	355,722	47,282	96,249	(143,531)	355,722
Total liabilities and equity	$586,761	$407,085	$537,684	$(634,469)	$897,061

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$189,190	$209,022	$(50,735)	$347,477

Operating expenses	(11,189)	(223,065)	(164,234)	50,793	(347,695)
Operating (loss) profit	(11,189)	(33,875)	44,788	58	(218)

Investment in affiliates	(32,602)	-	(817)	32,602	(817)
Other income (expenses)	(4,213)	(22,666)	(13,780)	-	(40,659)
(Loss) income before income tax	(48,004)	(56,541)	30,191	32,660	(41,694)

Income tax benefit (expense)	-	(4,367)	(1,943)	-	(6,310)
Net (loss) income	(48,004)	(60,908)	28,248	32,660	(48,004)

Net income attributable to noncontrolling interest	-	-	-	-	-
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(48,004)	$(60,908)	$28,248	$32,660	$(48,004)

Comprehensive income (loss)	$(47,532)	$(60,908)	$28,720	$32,188	$(47,532)

Comprehensive income attributable to noncontrolling interest	-	-	-	-	-

Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(47,532)	$(60,908)	$28,720	$32,188	$(47,532)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$205,759	$215,259	$(57,343)	$363,675

Operating expenses	(12,847)	(257,048)	(164,520)	57,401	(377,014)
Operating (loss) profit	(12,847)	(51,289)	50,739	58	(13,339)

Investment in affiliates	(38,342)	-	(1,056)	38,342	(1,056)
Other income (expenses)	(1,087)	(14,688)	(17,041)	-	(32,816)
(Loss) income before income tax	(52,276)	(65,977)	32,642	38,400	(47,211)

Income tax benefit (expense)	-	(810)	(4,255)	-	(5,065)
Net (loss) income	(52,276)	(66,787)	28,387	38,400	(52,276)

Net income attributable to noncontrolling interest	-	-	-	-	-
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(52,276)	$(66,787)	$28,387	$38,400	$(52,276)

Comprehensive income (loss)	$(51,789)	$(66,787)	$28,874	$37,913	$(51,789)

Comprehensive income attributable to noncontrolling interest	-	-	-	-	-

Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(51,789)	$(66,787)	$28,874	$37,913	$(51,789)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$294,261	$159,120	$(42,164)	$411,217

Operating expenses	(7,459)	(287,214)	(123,600)	42,222	(376,051)
Operating (loss) profit	(7,459)	7,047	35,520	58	35,166

Investment in affiliates	21,051	-	(520)	(21,051)	(520)
Other income (expenses)	(6,224)	(6,816)	(7,088)	-	(20,128)
(Loss) income before income tax	7,368	231	27,912	(20,993)	14,518

Income tax benefit (expense)	-	(4,098)	(2,499)	-	(6,597)
Net (loss) income	7,368	(3,867)	25,413	(20,993)	7,921

Net income attributable to noncontrolling interest	-	-	-	553	553
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$7,368	$(3,867)	$25,413	$(21,546)	$7,368

Comprehensive (loss) income	$8,150	$(3,867)	$26,195	$(21,741)	$8,737

Comprehensive income attributable to noncontrolling interest	-	-	-	587	587

Comprehensive (loss) income attributable to Ultrapetrol (Bahamas) Limited	$8,150	$(3,867)	$26,195	$(22,328)	$8,150

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2015
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(6,214)	$(24,704)	$67,918	$-	$37,000

Intercompany sources	24,004	58,503	(82,507)	-	-
Non-subsidiary sources	-	(19,670)	(4,654)	-	(24,324)
Net cash (used in) provided by investing activities	24,004	38,833	(87,161)	-	(24,324)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	-	(6,425)	3,960	-	(2,465)
Net cash (used in) provided by financing activities	-	(6,425)	3,960	-	(2,465)
Net (decrease) increase in cash and cash equivalents	$17,790	$7,704	$(15,283)	$-	$10,211

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2014
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(9,144)	$(24,147)	$68,545	$-	$35,254

Intercompany sources	(12,369)	77,888	(65,519)	-	-
Non-subsidiary sources	-	(51,050)	9,405	-	(41,645)
Net cash (used in) provided by investing activities	(12,369)	26,838	(56,114)	-	(41,645)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	877	(6,370)	(25,759)	-	(31,252)
Net cash (used in) provided by financing activities	877	(6,370)	(25,759)	-	(31,252)
Net (decrease) increase in cash and cash equivalents	$(20,636)	$(3,679)	$(13,328)	$-	$(37,643)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2013
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(10,370)	$18,283	$11,934	$-	$19,847

Intercompany sources	(116,193)	40,060	109,070	(32,937)	-
Non-subsidiary sources	-	(12,848)	(107,878)	-	(120,726)
Net cash (used in) provided by investing activities	(116,193)	27,212	1,192	(32,937)	(120,726)

Intercompany sources	-	(32,937)	-	32,937	-
Non-subsidiary sources	(53,596)	(16,434)	21,319	-	(48,711)
Net cash (used in) provided by financing activities	(53,596)	(49,371)	21,319	32,937	(48,711)
Net (decrease) increase in cash and cash equivalents	$(180,159)	$(3,876)	$34,445	$-	$(149,590)

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

BALANCE SHEETS AT DECEMBER 31, 2015 AND 2014
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$18,170	$380
Receivables from related parties	411,901	435,905
Other current assets	7,635	266
Total current assets	437,706	436,551

NONCURRENT ASSETS

Investments in affiliates	110,631	142,761
Other noncurrent assets	-	7,449
Total noncurrent assets	110,631	150,210
Total assets	$548,337	$586,761

LIABILITIES AND EQUITY

CURRENT LIABILITIES

2021 Senior Notes	$225,842	$-
Other current liabilities	12,881	5,079
Total current liabilities	238,723	5,079

NONCURRENT LIABILITIES

2021 Senior Notes	-	225,960
Total noncurrent liabilities	-	225,960
Total liabilities	238,723	231,039

STOCKHOLDERS EQUITY

Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares	1,446	1,446
Additional paid-in capital	491,893	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(163,388)	(115,384)
Accumulated other comprehensive loss	(849)	(1,321)
Total stockholders' equity	309,614	355,722
Total liabilities and stockholders' equity	$548,337	$586,761

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2015	2014	2013
OPERATING EXPENSES

Administrative and commercial expenses	$(11,189)	$(12,847)	$(7,459)
Operating loss	(11,189)	(12,847)	(7,459)

OTHER INCOME (EXPENSES)

Financial expense	(4,225)	(920)	(1,916)
Financial loss on extinguishment of debt	-	-	(4,554)
Investments in affiliates	(32,602)	(38,342)	21,051
Other, net	12	(167)	246
Total other income (expenses), net	(36,815)	(39,429)	14,827
(Loss) Income before income tax	(48,004)	(52,276)	7,368

Income tax	-	-	-
Net (loss) income	$(48,004)	$(52,276)	$7,368

(LOSS) INCOME PER SHARE - BASIC AND DILUTED	$(0.34)	$(0.37)	$0.05

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112
Diluted weighted average number of shares	140,713,509	140,292,249	140,326,764

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013

Net (loss) income	$(48,004)	$(52,276)	$7,368

Other comprehensive income:

Equity interest in investee's other comprehensive income	472	487	782

Comprehensive (loss) income, net of income tax effect of $0	$(47,532)	$(51,789)	$8,150

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013

Net cash used in operating activities	$(6,214)	$(9,144)	$(10,370)

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease (increase) in loans to related parties	24,004	(12,369)	(116,193)
Net cash provided by (used in) investing activities	24,004	(12,369)	(116,193)

CASH FLOWS FROM FINANCING ACTIVITIES

Prepayment of 2017 Senior Convertible Notes	-	-	(80,000)
Prepayment of 2014 Senior Notes	-	-	(180,000)
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	-	-	216,654
Proceeds from issuance of common stock, net of expenses	-	877	-
Purchase of subsidiary shares from noncontrolling interest	-	-	(10,250)
Net cash provided by (used in) financing activities	-	877	(53,596)
Net increase (decrease) in cash and cash equivalents	17,790	(20,636)	(180,159)
Cash and cash equivalents at the beginning of year	380	21,016	201,175
Cash and cash equivalents at the end of year	$18,170	$380	$21,016

Supplemental disclosure of cash flow information:

Interest paid	$9,984	$19,969	$22,815
Income taxes paid	-	-	-

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2015, 2014 and 2013, did not received cash dividends from its subsidiaries.

On June 10 and October 2, 2013 the Parent Company issued $200,000 and $25,000, respectively of its outstanding 8.875%. First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes"), which are due on June 15, 2021.

On July 10, 2013, the Parent Company repaid $180,000 plus accrued interest to that date of its 2014 Senior Notes, and during the year ended December 31, 2013 the Parent Company recorded a financial loss on extinguishment of debt of $1,733, which was included in the accompanying statement of operations.

On January 23, 2013, the Parent Company repaid $80,000 of its 2017 Senior Convertible Notes and during the year ended December 31, 2013, the Parent Company recorded a financial loss on extinguishment of debt of $2,821 which was included in the accompanying statement of operations.

The Company has not made the $10 million interest payment due on December 15, 2015 the 2021 Senior Notes which constitutes an event of default. After December 31, 2015, the Company has entered into forbearance or waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016 or the occurrence of certain events specified in the agreements. The lenders have agreed, for the duration of these agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the nonpayment by the Company of its interest payment under the 2021 Senior Notes, and to work with the Company in negotiating a sustainable financial structure. As a result of this non-compliance, the Company has classified the respective long term financial debt amounting to $225,842 at December 31, 2015, as current liabilities.

We cannot guarantee that we will be able to obtain our lenders' consent to extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful.  If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreements, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. Thus, there is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.

This condensed financial information of Ultrapetrol (Bahamas) Ltd (Parent Company only) has been prepared assuming that the Company will continue as a going concern. Accordingly, this condensed financial information do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

In that sense, the recoverability of the current receivables from related parties is dependent upon the financial situation of the Company and its subsidiaries. See Note 1 "Financial situation" and Note 5 "Long-term financial debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries ("the Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations,  comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the index at Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and the financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the respective long term financial debts have been classified as current liabilities at December 31, 2015. Therefore the Company reports a working capital deficiency of $384 million at December 31, 2015, as a result of events of default and cross-default provisions contained in relevant debt agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The consolidated financial statements and the financial statement schedule do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Buenos Aires, Argentina                                                                                                /S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
April 18, 2016                                                                                                                                                                                        Member of Ernst & Young Global

ITEM 19 – EXHIBITS

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited(1)
1.1.1	Sixth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.(12)
1.1.2	Seventh Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited(13)
1.2.3	Eighth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited(14)
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(2)
1.2.1	Third Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(12)
1.2.2	Fourth Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(14)
1.3
Articles of Incorporation (English translation) and By-laws of Arlene Investments Inc.  (previously filed as Exhibit 3.2 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.4	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.(3)
1.5	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.(3)
1.6
Articles of Incorporation (English translation) and By-laws of Brinkley Shipping, Inc. (previously filed as Exhibit 3.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.7	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.(3)
1.8	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.(3)
1.9
Articles of Incorporation (English translation) and By-laws of Dampierre Holdings Spain S. A. (previously filed as Exhibit 3.4 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on November 4, 2013, as amended, and incorporated by reference herein).

1.10	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.(3)
1.11
Articles of Incorporation (English translation) and By-laws of Dingle Barges, Inc. (previously filed as Exhibit 3.6 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.12	Articles of Incorporation and By-laws of General Ventures Inc.(3)
1.13
Articles of Incorporation (English translation) and By-laws of Hallandale Commercial Corp. (previously filed as Exhibit 3.8 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.14	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (3)
1.15	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.(3)
1.16	Memorandum of Association and Articles of Association of Kingly Shipping Ltd.(3)
1.17
Articles of Incorporation (English translation) and By-laws of Longmoor Holdings Inc. (previously filed as Exhibit 3.9 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.18	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.(2)
1.19	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation).(3)

1.20	Memorandum of Association and Articles of Association of Monarch Shipping Ltd.(3)
1.21	Memorandum of Association and Articles of Association of Noble Shipping Ltd.(3)
1.22	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.(3)
1.23	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.(3)
1.24
Articles of Incorporation (English translation) and By-laws of Palmdeal Shipping Inc. (previously filed as Exhibit 3.11 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.25
Articles of Incorporation (English translation) and By-laws of Parabal S.A. (previously filed as Exhibit 3.13 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.26	Articles of Incorporation and Bylaws of Parfina S.A. (English translation).(3)
1.27	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.(3)
1.28	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.(3)
1.29	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.(3)
1.30	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.(3)
1.31	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.(3)
1.32	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.(3)
1.33	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.(3)
1.34
Articles of Incorporation (English translation) and By-laws of UABL  Paraguay S.A (previously filed as Exhibit 3.16 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.35
Articles of Incorporation (English translation) and By-laws of UABL S.A. (previously filed as Exhibit 3.17 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.36	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.(3)
1.37	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation).(3)
1.38	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.(3)
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).(3)
2.2	Registration Rights Agreement dated November 10, 2004.(3)
2.3	Indenture dated November 24, 2004.(3)
2.4	Form of Subsidiary Guarantee (Exhibit F to Exhibit 10.4 of Form F-4 filed with the Securities and Exchange Commission on January 24, 2005).(3)
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD.(4)
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc.(4)
4.3	Loan agreement dated as of September 15, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and International Finance Corporation(5)

4.4	Loan agreement dated September 15, 2008 between certain subsidiaries of Ultrapetrol (Bahamas) Limited, as joint and several borrowers, and International Finance Corporation(5)
4.5	Loan agreement dated as of November 28, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and The OPEC Fund for International Development(5)
4.6
Loan agreement dated as of June 24, 2008, pursuant to which one of Ultrapetrol (Bahamas) Limited's subsidiaries is a borrower and Ultrapetrol (Bahamas) Limited and certain of its other subsidiaries are joint and several guarantors(5)

4.7	Indenture dated as of December 23, 2010 for 7.25% Convertible Senior Notes Due 2017(6)
4.8	Loan agreement dated as of December 2, 2011, between UABL Paraguay S.A. and Riverpar S.A., as joint and several co-Borrowers, and International Finance Corporation(6)
4.9	Loan agreement dated as of December 15, 2011, between UABL Paraguay S.A. and Riverpar S.A., as joint and several co-Borrowers, and The OPEC Fund for International Development(6)
4.10
Investment Agreement by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P., dated November 13, 2012(7)

4.11	Shareholders' Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012(8)
4.12
Shareholders' Agreement by and between Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Triton Shipping Ltd., Quattro Shipping Holdings Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012(9)

4.13	Warrant to Purchase Class B Shares of Sparrow CI Sub Ltd. by and between Sparrow CI Sub Ltd. and Hazels Investments Inc., dated December 12, 2012(10)
4.14
Registration Rights Agreement by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., dated December 12, 2012(11)

4.15
Registration Rights Agreement dated June 10, 2013 (previously filed as Exhibit 4.2 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

4.16
Indenture dated June 10, 2013 (previously filed as Exhibit 4.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

4.17
Supplemental Indenture dated September 26, 2013 (previously filed as Exhibit 3.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on November 4, 2013, as amended, and incorporated by reference herein).

4.18
Form of Subsidiary Guarantee (previously filed as Exhibit F to Exhibit 4.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

4.19
Form of Exchange Security (previously filed as Exhibit B to Exhibit 4.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

4.20	Amended and Restated Registration Rights Agreement by and among Ultrapetrol (Bahamas) Ltd., Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd.(14)
4.21	Standstill Agreement by and among Ultrapetrol (Bahamas) Limited and certain holders of its 8.875% First Preferred Ship Mortgage Notes due 2021 - Filed herewith.
4.22	Forbearance Agreement by and among UP Offshore Apoio Maritimo Ltda., Ultrapetrol (Bahamas) Ltd., UP Offshore (Bahamas) Ltd. and DVB Bank SE, dated January 11, 2016 - Filed herewith.
4.23	Forbearance Agreement by and among UP Offshore Apoio Maritimo Ltda., UP Offshore (Bahamas) Ltd., Padow Shipping Inc., Packet Maritime Inc. and DVB Bank SE, dated January 11, 2016 - Filed herewith.

4.24
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Padow Shipping Inc., Packet Maritime Inc., UP Offshore (Uruguay) S.A., Topazio Shipping LLC and DVB Bank SE, dated as of January 11, 2016 - Filed herewith.

4.25
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., Glasgow Shipping Inc., Zubia Shipping Inc., Corporacion de Navegacion Mundial S.A., DVB Bank America N.V., DVB Bank SE and Banco Security, dated as of January 11, 2016 - Filed herewith.

4.26
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Padow Shipping Inc., DVB Bank America N.V. and DVB Bank SE, dated as of January 11, 2016 - Filed herewith.

4.27
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Padow Shipping Inc., Packet Maritime Inc. and DVB Bank SE, dated as of January 11, 2016 - Filed herewith.

4.28
Forbearance Agreement by and among Linford Trading Inc., Ultrapetrol (Bahamas) Ltd., UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., Jura Shipping Inc., DVB Bank America N.V. and NIBC Bank N.V., dated as of January 11, 2016 - Filed herewith.

4.29
Forbearance Agreement by and among Ingatestone Holdings Inc., Ultrapetrol (Bahamas) Ltd., UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Amber Shipping Inc., Springwater Shipping Inc., Woodrow Shipping Inc., DVB Bank America N.V., DVB Bank SE, NIBC Bank N.V., ABN AMRO Capital USA LLC and ABN AMRO Bank N.V., dated as of January 11, 2016 - Filed herewith.

4.30	Standstill Agreement by and among UABL Paraguay S.A., UABL Limited and International Finance Corporation, dated as of January 15, 2016 - Filed herewith.
4.31
Standstill Agreement by and among UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp., Eastham Barges Inc., UABL Limited and International Finance Corporation, dated as of January 15, 2016 - Filed herewith.

4.32	Standstill Agreement by and among UABL Paraguay S.A., Riverpar S.A., UABL Limited, Ultrapetrol (Bahamas) Ltd. and International Finance Corporation, dated as of January 15, 2016 - Filed herewith.
4.33
Standstill Agreement by and among UABL Paraguay S.A., Riverpar S.A., UABL Limited, Ultrapetrol (Bahamas) Ltd. and the OPEC Fund for International Development, dated as of January 15, 2016 - Filed herewith.

4.34	Standstill Agreement by and among UABL Paraguay S.A., UABL Limited, and the OPEC Fund for International Development, dated as of January 15, 2016 - Filed herewith.
7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited (contained in Item 4.C.—Information on the Company—Organizational Structure in this Form 20-F)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
________________

*  Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on April 18, 2007 (Reg. No. 333-141485).
(2)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on September 26, 2006 (Reg. No. 333-132856).
(3)	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on January 24, 2005 (Reg. No. 333-122254).
(4)	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).
(5)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on February 18, 2010.
(6)	Incorporated by reference to the Form 20-F of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on March 15, 2012.
(7)	Incorporated by reference to Exhibit 1 of the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on November 14, 2012.
(8)
Incorporated by reference to Exhibit D to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

(9)
Incorporated by reference from Exhibit E to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

(10)
Incorporated by reference to Exhibit F to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

(11)
Incorporated by reference from Exhibit G to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

(12)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on June 8, 2012.
(13)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on December 12, 2012.
(14)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on September 5, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title:  Chief Financial Officer

April 18, 2016

Exhibit 4.21

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT (this "Agreement") is made as of the 29th day of January, 2016, by and among (i) each of the undersigned beneficial owners of the Notes (the "Holders"), (ii) Ultrapetrol (Bahamas) Limited (the "Company"), (iii) the subsidiary guarantors party hereto (the "Subsidiary Guarantors"), and (iv) the pledgors party hereto (the "Pledgors", and collectively with the Company and Subsidiary Guarantors, the "Note Parties").

RECITALS:
WHEREAS, pursuant to that certain Indenture, dated as of June 10, 2013 (as supplemented, amended, amended and restated, or otherwise modified from time to time, including by that certain first supplemental indenture, dated September 26, 2013, the "Indenture"), between the Company, the Subsidiary Guarantors, the Pledgors, and Manufacturers and Traders Trust Company, as Trustee (the "Trustee"), the Company has issued its 8 7/8% First Preferred Ship Mortgage Notes due 2021 (the "Notes");
WHEREAS, the Company failed to make the interest payment due on December 15, 2015 on the Notes (as required pursuant to the Indenture), and the failure to make such payment within thirty (30) days of such date, together with interest on such defaulted interest, constitutes an Event of Default under the Indenture (the "Payment Default"); and
WHEREAS, the Holders have agreed to refrain from exercising certain rights and remedies or instructing that the Trustee exercise certain rights and remedies under the Indenture for the term of this Agreement pursuant to the terms contained herein.
NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Agreement and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree, as follows:
Incorporation of Recitals.  The foregoing recitals are hereby incorporated in this Agreement and made a part hereof by this reference.
Definitions; Title.  All capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Indenture unless otherwise stated herein.
"BNDES" means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile no100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the "Obligor") providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law or executive order to close.

"Collateral Documents" means any documents or agreements securing the obligations of the Note Parties under the Indenture, the Notes or the Subsidiary Guarantees including, without limitation, the Security Agreements.
"Cross Defaults" means any event of default under Section 6.01(6) of the Indenture other than as a consequence of the termination of any Third Party Forbearance Agreement prior to March 31, 2016.

"DTC" means The Depository Trust Company.

"Effective Date" means the date when 75% of the Holders of the Outstanding Notes have executed this Agreement and delivered this Agreement to the Company.

"Escrow Account" has the meaning set forth in the Escrow Agreement.

"Escrow Agent" means U.S. Bank National Association, as escrow agent under the Escrow Agreement.

"Escrow Agreement" means the Escrow Agreement, dated as of January 29, 2016, by and among the Company and the Escrow Agent.
"Forbearance Period" means the period of time commencing at 12:01 a.m. New York City time on the Effective Date and ending on the Forbearance Termination Date.
"Forbearance Termination Date" means the earliest to occur of:
(a)	12:00 noon (New York Time) on March 31, 2016;
(b)	the failure after the date hereof of any of the Note Parties or their Subsidiaries to (i) comply with any of the terms or undertakings of this Agreement or (ii) deliver or enter into any document or agreement to be entered into or delivered in connection with this Agreement, including without limitation the covenants set forth in Clause 5 hereof;
(c)	the date of the occurrence of the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement;
(d)	the date any proceeding shall be instituted by any Note Party or Significant Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property;
(e)	the occurrence of any Default or Event of Default under the Indenture (other than the Payment Default or any Cross Defaults);
(f)	acceleration of the Notes by the Trustee or holders of Notes other than the Holders;
(g)	the date any Note Party or Significant Subsidiary consents to the entry of an order for relief against it in an involuntary case;

(h)	a court of competent jurisdiction enters an order or decree (i) under any Bankruptcy Law that is for relief against any Note Party or Significant Subsidiary in an involuntary case, (ii) appointing a receiver, trustee, custodian or other similar official for any substantial portion of its property, or (iii) granting any similar relief under any foreign laws relating to insolvency, and such order or decree remains unstayed and in effect for 30 days;
(i)	the 5th Business Day after any Note Party gives notice to the Holders of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of the Company is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if the Company or any other Significant Subsidiary shall not have given the Holders notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given;
(j)	any representation or warranty made or deemed made by or on behalf of any Note Party or its Subsidiaries in or in connection with this Agreement or in any certificate furnished pursuant to or in connection with this Agreement, the Indenture, the Subsidiary Guarantees or the Collateral Documents shall prove to have been incorrect in any material respect (or in any respect to the extent such representation or warranty is qualified by materiality) when made or deemed made; or
(k)	the failure of the Company to deliver the Escrow Release Instructions to the Escrow Agent on such days as set forth in Sections 3(e)(ii) and (iii), respectively.
"Forbearing Notes" means the aggregate outstanding principal amount of Notes in respect of which the relevant noteholders have (i) consented in the Forbearance Solicitation or (ii) executed this Agreement (without double-counting).

"IFC" means the International Finance Corporation.

"Natixis Loan Agreement" means the Loan Agreement dated as of January 29, 2007 among (i) Stanyan Shipping Inc., as borrower, and (ii) Natixis, as lender.

"Natixis Forbearance Agreement" means the Letter Agreement, dated as of December 18, 2015, between Natixis, Stanyan Shipping Inc, and Ultrapetrol (Bahamas) Limited, pursuant to which Natixis waived compliance with certain covenants under the Natixis Loan Agreement.

"Offshore Loans" means each of the credit facilities listed on Schedule B hereto.

"OFID" means the OPEC Fund for International Development.

"River Business" means the business of owning and operating river barges and pushboats in the Hidrovia Region conducted by the Company and certain of its subsidiaries, including but not limited to owning and operating river barges, pushboats, loading and storage terminals, logistic hubs, and barge manufacturing facilities.  For the avoidance of doubt, "River Business" shall include neither the offshore supply business nor the ocean business conducted by the Company and certain of its subsidiaries nor any of the vessels or other assets used in connection with the offshore supply business or the ocean business.

"Third Party Forbearance Agreement" means (x) the Natixis Forbearance Agreement and (y)  in respect of any Indebtedness (other than the Indenture, the Natixis Loan Agreement, and the BNDES Loan Agreement) of the Company or UP Offshore Bahamas or any Affiliate or Subsidiary thereof, a forbearance agreement, with the applicable creditors (including but not limited to IFC and OFID) but , in form and substance reasonably acceptable to the Holders, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

(i)	any principal payments due in connection with any such Indebtedness after the Effective Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

(ii)	any payments in connection with any such Indebtedness not otherwise permitted under the terms of this Agreement; and
(iii)	existing and potential breaches of any financial or other covenants in connection with any such Indebtedness through March 31, 2016.

(b)	an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement.
Standstill.
(a)	During the Forbearance Period, the Holders shall not take any action to accelerate any Indebtedness under the Indenture nor take any enforcement action or exercise any remedies, or direct that the Trustee take any action to accelerate any Indebtedness under the Indenture or any enforcement action or exercise any remedies whatsoever with respect to the Payment Default or any Cross Defaults (such forbearance from any enforcement action or exercise of remedies, the "Forbearance"). In addition, the Holders will direct the Trustee not to take any action to accelerate any Indebtedness under the Indenture nor take any enforcement action or exercise any remedies. In the event the Trustee notifies the Holders that it requires an indemnity from the Holders as a condition to comply with their instructions herein, the Holders shall forthwith provide the Note Parties with a copy of such request, and the Holders shall not be required to comply with the direction in the previous sentence.
(b)	This Agreement shall not be construed to impair the ability of the Holders or the Trustee to exercise any rights or remedies under the Indenture (i) at any time after the Forbearance Period or (ii) during the Forbearance Period, for Defaults or Events of Default other than the Payment Default or Cross Defaults, and, except as provided herein, nothing shall restrict, impair or otherwise affect the exercise of the Holders' rights under this Agreement, the Indenture, the Notes, the Subsidiary Guarantees or the Collateral Documents or the Trustee's rights under the Indenture, the Notes, the Subsidiary Guarantees or the Collateral Documents, including, without limitation, any right of any of the Holders or the Trustee to insist upon strict compliance with this Agreement, the Indenture, the Subsidiary Guarantees or the Collateral Documents during the Forbearance Period.
(c)	With respect to the Forbearance, each Holder's agreements, as provided herein, shall immediately terminate without requirement for any notice, demand or presentment of any kind on the Forbearance Termination Date, and the Note Parties at that time shall be obligated to comply with and perform all terms, conditions and provisions of the Indenture, the Notes, the Subsidiary Guarantees and the Collateral Documents without giving effect to the Forbearance, and the Holders may at any time thereafter proceed to exercise any and all of their rights and remedies, including, without limitation, their rights and remedies in connection with the Payment Default, the Cross Defaults, and any other Defaults or Events of Default under the Indenture or rights under this Agreement, to the extent continuing.

(d)	On the Effective Date, the Note Parties shall deposit, for the benefit of the Holders, a forbearance fee in the form of a cash payment in the amount of $2 million (the "Forbearance Fee") into the Escrow Account pursuant to the Escrow Agreement, which Forbearance Fee shall be fully-earned and due and payable by the Note Parties, and shall be non-refundable and not subject to set-off, defense, counterclaim or reduction for any reason whatsoever. The Forbearance Fee shall be in addition to any other fee, cost or expense payable pursuant to the Indenture, the Notes, the Subsidiary Guarantees or the Collateral Documents. The Forbearance Fee shall be released from the Escrow Account upon written instructions from the Company to the Escrow Agent in accordance with the terms of the Escrow Agreement following the Consent Deadline (as defined below) (the "Escrow Release Instruction").
(e)	In order to facilitate payment of the Forbearance Fee and offer the Forbearance Fee to all holders of Notes, within two Business Days of the Effective Date, the Note Parties shall solicit consents ("Consents") of the holders of Notes to the Forbearance by submitting a letter in a form reasonably satisfactory to the Holders through the facilities of DTC to the holders of Notes (the "Forbearance Solicitation").
i.	The Note Parties shall use commercially reasonable efforts solicit and consummate Consents from holders of Notes holding a principal amount greater than 75% of the Outstanding Notes within seven Business Days of the Effective Date (the "Consent Deadline"), which Consent Deadline shall be extended by the Note Parties in accordance with applicable law and any relevant DTC procedures and upon receipt of written instructions from the Holders.
ii.	On the Business Day immediately following the Consent Deadline, in accordance with the terms of the Escrow Agreement, the Company shall instruct the Escrow Agent to release through the facilities of DTC to each holder of Forbearing Notes who consented to the Forbearance Solicitation such holders' pro rata share of the Forbearance Fee from the Escrow Account, which shall be calculated by dividing the outstanding principal amount of such holder's Forbearing Notes for which such holder consented in the Forbearance Solicitation by the total amount of Forbearing Notes.
iii.	Thirty days following the Consent Deadline, in accordance with the terms of the Escrow Agreement, the Company shall instruct the Escrow Agent to release to each holder of Forbearing Notes who did not consent to the Forbearance Solicitation or did not consent with respect to all such holders' Notes but executed this Agreement such holders pro rata share of any remaining portion of the Forbearance Fee, which shall be calculated by dividing the outstanding principal amount of such holder's Forbearing Notes for which such holder executed this Agreement but did not consent in the Forbearance Solicitation by the total amount of Forbearing Notes. For the avoidance of doubt, no Forbearance Fee shall be paid on any Forbearing Notes more than once.
(f)	This signed Forbearance shall be effective and enforceable by the Note Parties and the other Holders regardless of whether a Holder subsequently participates in the Forbearance Solicitation and regardless of whether such Holder fails to receive the Forbearance Fee on the Consent Deadline because it failed to participate in the Forbearance Solicitation.

Conditions Precedent.
The effectiveness of this Agreement and the obligations of the Holders hereunder are subject to the satisfaction, or waiver by the Holders, of the following conditions:
(a)	The occurrence of the Effective Date;
(b)	The payment of the Forbearance Fee;
(c)	The Note Parties shall have paid, in cash, all invoiced outstanding costs and expenses of the Holders, including all fees and disbursements of their legal advisor, Milbank, Tweed, Hadley & McCloy LLP in accordance with the terms set forth in that certain letter agreement, dated as of December 10, 2015, accepted and agreed to by the Company (the "Milbank Fee Letter");
(d)	The Note Parties shall have executed an engagement letter (the "Advisor Engagement Letter") with PJT Partners, L.P. (the "Advisor"), and paid all outstanding invoiced monthly fees of the Advisor, in accordance with the terms set forth in the Advisor Engagement Letter provided, however, that the Holders hereby release the Note Parties and their respective predecessors, successors-in-title, legal representatives and assignees and each of their officers, directors, employees or agents from any liability or claims arising out of or related to the appointment of the Advisor and it's role contemplated in the Advisor Engagement letter or arising out of the Advisors' role as contemplated by this Agreement or the transactions contemplated hereby; provided, further, that any such release by the Holders shall not in any way impair the rights of the Advisor to bring action against the Note Parties as set forth in the Advisor Engagement Letter;
(e)	The execution of this Agreement by each Note Party and the Holders;
(f)	No Default or Event of Default other than the Payment Default or the Cross Defaults shall have occurred and be continuing; and
(g)	All representations and warranties set forth in this Agreement are true and correct.
Covenants.
During the Forbearance Period each Note Party hereby covenants as follows:
(a)	Neither the Company nor any of its Subsidiaries shall enter into any arrangements with any creditor pursuant to which they (x) have granted or will grant any further collateral, guarantees, preferential terms or treatment (or equivalent) or (y) Incur any Indebtedness additional to that in place prior to entering into this Agreement, without the prior written consent of the Holders;
(b)	Neither the Company nor any of its Subsidiaries shall make any payments relating to principal, interest, or amortization, in each case, unless (x) required under any Third Party Forbearance Agreement executed as of the Effective Date, or (y) previously approved in writing by the Holders (such approval not to be unreasonably withheld or delayed), or (z) listed on Schedule A hereto;

(c)	The Note Parties shall promptly provide to the Holders unredacted copies of any restructuring plan (each, a "Plan") presented by the Note Parties to any other creditor of the Note Parties, and the Note Parties shall:
i.	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Holders of copies of any revisions to any such Plan or any succeeding plan or proposals presented by the Note Parties to any such other creditors;
ii.	provide details as to any proposed participation of the Southern Cross Entities in such Plan or in any such succeeding plan or proposals presented by the Note Holders to any such other creditors; and
iii.	provide status reports to the Holders on a bi-weekly basis and make their executive management and advisors available for in-person or telephonic meetings with the Holders;
(d)	The Note Parties shall pay, in cash, all invoiced costs and expenses of the Holders, including all fees and disbursements of their legal advisor, Milbank, Tweed, Hadley & McCloy LLP, and the Advisor, in accordance with the terms set forth in the Milbank Fee Letter or the Advisor Engagement Letter, as applicable;
(e)	The Note Parties and their advisors shall cooperate with the Holders and promptly prepare all such reports and respond to all diligence requests as reasonably requested by the Holders and in form and substance reasonably acceptable to the Holders;
(f)	The Note Parties shall promptly (upon the request of any of the Holders) execute, acknowledge and deliver all documents necessary to perfect, or maintain the perfection of, any of the Liens granted to the Trustee under the Indenture or the Collateral Documents;
(g)	The Company and its Subsidiaries shall continue to operate in the ordinary course of business consistent with past practice;
(h)	Within two weeks of the Effective Date, the Note Parties shall appoint a special committee comprised of the Company's independent director and two (2) newly appointed independent directors in consultation with and reasonably acceptable to the parties hereto and to each of IFC, OFID and the lenders under the Offshore Loans (the "Special Committee");
(i)	The Special Committee shall, among other things, explore and make recommendations to the Board of Directors of the Company in connection with any restructuring of the Company including but not limited to considering (i) a process to market and sell the River Business, which process shall be reasonably acceptable to the Advisor and to the advisors appointed by IFC, OFID and the lenders under the Offshore Loans, provided, however, that any such process shall be consistent with the duties of the Board of Directors to the Company (the "Sale Process"), (ii) the negotiation, formulation, and implementation of a standalone restructuring (the "Standalone Restructuring"), and (iii) any other options that may be commercially feasible and in the best interests of the Company (the "Other Option");
(j)	All recommendations to the Board of Directors with respect to whether to pursue a proposed sale transaction described above shall be made by the Special Committee;

(k)	Any transaction for a sale of the Company or its assets, a Standalone Restructuring, or Other Option (each, a "Transaction") shall require approval by the affirmative vote of a majority of the members of the Board of Directors other than a director who has a personal interest in the Transaction, or who otherwise has a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director with respect to such Transaction. For the avoidance of doubt, a member of the Board of Directors shall not be deemed to have a personal interest in any Transaction solely because such member is a shareholder of the Company or has a relationship with any person or entity who is a shareholder;
(l)	Within two days of the appointment of the members of the Special Committee, Miller Buckfire, on behalf of the Note Parties, shall launch the Sale Process, in accordance with each of the following milestones (the "Sale Milestones"):
i.	Week 1: The Note Parties shall collaborate with the Advisor, and any advisors to each of IFC, OFID and the lenders under the Offshore Loans, to create a list of potential purchasers for the River Business;
ii.	Weeks 1–2: The Note Parties shall use commercially reasonable efforts to negotiate and execute confidentiality agreements with all potential purchasers;
iii.	Weeks 2–4: The Note Parties shall cooperate with potential purchasers and promptly respond to all reasonable diligence requests submitted by such purchasers;
iv.	End of Week 4: Deadline for potential purchasers to submit initial indications of interest acceptable to the Special Committee; (each an "Acceptable Indication of Interest").
v.	Weeks 5–8: The Note Parties shall cooperate with potential purchasers and promptly respond to all reasonable additional diligence requests submitted by such purchasers, including management meetings and site visits;
vi.	End of Week 8: Deadline for potential purchasers to submit final bids for the sale of the River Business, which are acceptable to the Special Committee; (each an "Acceptable Final Bid"); and
vii.	Weeks 8–12: The Special Committee shall select the winning bidder and if such winning bidder is recommended to the Board of Directors by the Special Committee and approved by the Board of Directors, the Note Parties shall negotiate and execute the asset purchase agreement and all other necessary documents related thereto. Notwithstanding the forgoing nothing contained herein shall be deemed to be a consent by the Holders to any sale of Collateral.
(m)	Promptly following the Effective Date and the appointment of the members of the Special Committee, the Note Parties and the Special Committee shall also begin developing the Standalone Restructuring;

(n)	The Special Committee shall make a recommendation on a Standalone Restructuring to the Board of Directors and, upon approval of the Board of Directors, the Note Parties shall negotiate a definitive term sheet with the Holders, IFC, OFID and the lenders under the Offshore Loans, setting forth the terms of the Standalone Restructuring (the "Restructuring Term Sheet"), which Restructuring Term Sheet shall be executed within six weeks of the Effective Date. Definitive documentation in accordance with the Restructuring Term Sheet shall be finalized within sixty days following execution of the Restructuring Term Sheet; and
(o)	Within two Business Days of the Effective Date, the Note Parties shall prepare and file a form 6-K with the U.S. Securities and Exchange Commission that attaches as an exhibit a copy of this Agreement in accordance with the requirements set forth by such form; provided, that, nothing contained in the form 6-K shall disclose the identity, or the individual holdings, of the Holders and such holdings shall be kept confidential by the Note Parties at all times. If the Note Parties fail to make any such filing within two Business Days of the Effective Date, the Holders shall be entitled to make public such information that would be set forth in such filing.
Representations and Warranties of the Note Parties.
Each Note Party hereby represents and warrants as follows:
(a)	The execution and delivery by each Note Party of this Agreement and the performance by each such party of all of its agreements and obligations under the Indenture, the Subsidiary Guarantees and the Collateral Documents are within such party's corporate authority and have been duly authorized by all necessary corporate action on the part of such party, and no consent of any third party is required in connection with the transactions contemplated by this Agreement;
(b)	Neither the execution, delivery or performance by any Note Party of this Agreement, nor compliance by it with the terms and provisions thereof, (i) will contravene any provision of applicable law, (ii) will conflict with or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the property or assets of any Note Party or any of its Subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other material agreement, contract or instrument, in each case to which any Note Party or any of its Subsidiaries is a party or by which it or any its property or assets is bound or to which it may be subject, or (iii) will violate any provision of the certificate or articles of incorporation, certificate of formation, limited liability company agreement or by-laws (or equivalent constitutional, organizational and/or formation documents), as applicable, of any Note Party or any of its Subsidiaries;
(c)	This Agreement constitutes the legal, valid and binding obligations of each Note Party and is enforceable against such party in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought;
(d)	There is no proceeding for the dissolution or liquidation of any such party or its Subsidiaries;

(e)	The representations and warranties contained in the Indenture, the Subsidiary Guarantees and the Collateral Documents are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Indenture or as contemplated by this Agreement;
(f)	To the best of their knowledge there is no material misstatement of fact in any information provided by any of the Note Parties or their Subsidiaries to the Advisor or Milbank, Tweed Hadley & McCloy LLP since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(g)	It has not, and none of its Subsidiaries, have, entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will (x) incur Indebtedness or (y) grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Agreement;
(h)	The Payment Default and the Cross Defaults constitute an Event of Default that has occurred or is expected to occur and, except for the Payment Default and the Cross Default, no other Event of Default has occurred and is continuing as of the date hereof, or, to the best of its knowledge, are expected to occur prior to the end of the Forbearance Period;
(i)	The aggregate outstanding principal amount of the Notes as of January 28, 2016 is equal to $225,000,000 (the "Outstanding Notes"), which amount does not include interest, fees, expenses, other amounts or obligations that are chargeable or otherwise reimbursable under the Indenture, the Notes, the Subsidiary Guarantees or the Collateral Documents and no Note Party has any defense or right of set-off, counterclaim, cross-complaint, demand of any kind or nature whatsoever with respect to, or challenge to priority or ranking of, the Notes or any of the other obligations arising under or in connection with the Indenture, the Notes, the Subsidiary Guarantees or the Collateral Documents;
(j)	All of the assets pledged, assigned, charged, conveyed, mortgaged, hypothecated or transferred to the Trustee pursuant to the Collateral Documents are (and shall continue to be), in accordance with and subject to the terms and conditions of the Indenture and the Collateral Documents, subject to first priority perfected, valid, and enforceable Liens of the Trustee, as collateral security for all of the obligations under the Indenture, the Notes, the Subsidiary Guarantees and the Collateral Documents; and
(k)	Neither each of it, nor any of its Subsidiaries, have, entered into Third Party Forbearance Agreements other than those Third Party Forbearance Agreements provided to the Holders on or before the date hereof each of which Third Party Forbearance Agreement remains true, complete and correct as of the date hereof.

Holder Consent.  Wherever in this Agreement approval or consent of the Holders is required, such approval or consent shall be deemed provided upon the consent or approval of Holders holding at least a majority of the aggregate principal amount of the Notes outstanding.
Reservation of Rights. It is acknowledged and agreed among the Note Parties and the  Holders that the Holders expressly reserve all other rights and remedies to which they are entitled under the Indenture, the Notes, the Subsidiary Guarantees and the Collateral Documents in relation to the matters described above in this Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Agreement, the Indenture, the Notes, the Subsidiary Guarantees or the Collateral Documents.
Subsidiary Guarantors' and Pledgors' Confirmation. Each Subsidiary Guarantor and each Pledgor, by its signature of this Agreement, confirms its consent to the waivers and amendments to the Indenture set out herein and confirms that the guarantee remains in full force and effect.
Cooperation.  Each Note Party will, and will cause its Subsidiaries to, negotiate in good faith with the Holders in order to agree and consummate a restructuring of the Company and its Subsidiaries in a manner and on terms mutually acceptable to the Note Parties and the Holders.  Each Note Party will, and will cause its Subsidiaries to, make its respective officers, management personnel, financial and restructuring advisors available for meetings with the Holders and any of their respective agents and advisors, as may be reasonably requested by the Holders.
Acknowledgements.
(a)	Each Note Party hereby expressly acknowledges the terms of this Agreement and reaffirms, as of the date hereof after giving effect to this Agreement, the covenants and agreements contained in the Indenture, the Notes, the Subsidiary Guarantees and the Collateral Documents to which it is a party, including, in each case, such covenants and agreements as in effect immediately after giving effect to this Agreement and the transactions contemplated hereby. All obligations of each Note Party under this Agreement of any nature whatsoever, whether now existing or hereafter arising, are hereby deemed to be obligations under the Indenture, the Notes, the Subsidiary Guarantees and the Collateral Documents.

(b)	Overdue amounts, including any amounts which become due and owing before or during the Forbearance Period, including arising under or in connection with this Agreement, the Indenture, the Notes, the Subsidiary Guarantees or any Collateral Document shall accrue interest at the default rate provided in the Indenture or the Notes. Each Note Party agrees and acknowledges that such interest will accrue at the default rate notwithstanding anything to the contrary set forth in the Indenture or the Notes.
(c)	The Holders' entry into, and covenants to perform in accordance with, this Agreement hereby constitute "new value" and "reasonably equivalent value," as those terms are used in sections 547 and 548 of Title 11 of the United States Code (the "Bankruptcy Code"), received by each Note Party as of the closing of this Agreement in contemporaneous exchange for such Note Party's entry into, and covenants to perform in accordance with, this Agreement.

Release. Each Note Party on behalf of itself and its Subsidiaries and Affiliates and their respective predecessors, successors-in-title, legal representatives and assignees and each of their employees agents, representatives, officers, directors, shareholders, principals, members, partners, and trustees (each, a "Releasing Party" and collectively, the "Releasing Parties"), does hereby remise, release and discharge, and shall be deemed to have forever remised, released and discharged, each Holder, and each Holder's respective predecessors, successors-in-title, subsidiaries, affiliates, managed accounts or funds, legal representatives and assignees, past, present and future officers, directors, shareholders, principals, members, partners, advisory board members, trustees, agents, subcontractors, employees, consultants, accountants, investment bankers, experts, representatives, management companies, fund advisors, advisors, attorneys and other professionals and all other persons and entities to whom any of the foregoing would be liable if such persons or entities were found to be liable to any Releasing Party, or any of them (collectively hereinafter, the "Holder Parties"), from any and all manner of action and actions, cause and causes of action, claims, charges, demands, counterclaims, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, damages, judgments, expenses, executions, liens, claims of liens, claims of costs, penalties, attorneys' fees, or any other compensation, recovery or relief on account of any liability, obligation, demand or cause of action of whatever nature, whether in law, equity or otherwise (including without limitation those arising under sections 541-550 of the Bankruptcy Code and interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses, and incidental, consequential and punitive damages payable to third parties), whether known or unknown, fixed or contingent, joint and/or several, secured or unsecured, due or not due, primary or secondary, liquidated or unliquidated, contractual or tortious, direct, indirect, or derivative, asserted or unasserted, foreseen or unforeseen, suspected or unsuspected, now existing, heretofore existing or which may heretofore accrue against any of the Holders, whether held in a personal or representative capacity, and which are based on any act, fact, event or omission or other matter, cause or thing occurring at or from any time prior to and including the date hereof in any way, directly or indirectly arising out of, connected with or relating to this Agreement, the Indenture, the Notes or the Collateral Documents and the transactions contemplated thereby, and all other agreements, certificates, instruments and other documents and statements (whether written or oral) related to any of the foregoing.
Representations and Undertakings of Holders.  Each Holder hereby agrees that, during the Forbearance Period, it shall not sell, pledge, hypothecate or otherwise transfer any Notes, except to (i) a purchaser or other entity who agrees in writing with the transferor (with a copy to and for the benefit of the Company) prior to such transfer to be bound by all of the terms of this Agreement with respect to the relevant Notes being transferred to such purchaser, (ii) a Holder who is already a signatory hereto or (iii) an entity that is acting in its capacity as a Qualified Marketmaker (defined below); provided that (1) such Qualified Marketmaker must transfer any right, title or interest within five (5) Business Days following its receipt thereof, (2) any subsequent transfer by such Qualified Marketmaker of the right, title or interest in such Notes is to a transferee that is or becomes a signatory hereto at the time of such transfer and (3) such Holder shall be solely responsible for the Qualified Marketmaker's failure to comply with the requirements of this Section 13; provided, further that to the extent that a Holder is acting in its capacity as a Qualified Marketmaker, it may transfer any right, title or interest in Notes that the Qualified Marketmaker acquires from a holder of the Notes who is not a signatory hereto without the requirement that the transferee be or become a signatory hereto; and provided, further, that any investment adviser or manager signing this Agreement on behalf of a Holder or Holders shall have no obligations of any kind under this Agreement with respect to any Notes held by such Holder(s) following such investment adviser's or manager's termination by such Holder(s).

For purposes of this Agreement, a "Qualified Marketmaker" means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the Note Parties (including debt securities or other debt) or enter with customers into long and short positions in claims against the Note Parties (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against the Note Parties, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).
This Agreement shall in no way be construed to preclude any Holder from acquiring additional Notes to the extent permitted by applicable law.  However, such Holder shall, automatically and without further action, remain subject to this Agreement with respect to any Notes so acquired.
Counterparts.  This Agreement may be executed in two (2) or more counterpart copies, all of which counterparts shall have the same force and effect as if all parties hereto had executed a single copy of this Agreement.  This Agreement may be executed and delivered by facsimile signature or electronic transmission for execution on the part of one or more parties hereto.
Miscellaneous.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, transferees, successors and assigns.  The Holders' obligations hereunder shall be several and not joint.
No Amendments or Waivers.  Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to modify or amend the Indenture or any other agreement.  Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to constitute a waiver of, or otherwise prejudice or limit in any respect, any rights or remedies of the Holders or the Trustee under the Indenture or any other agreement that they have or may have arising as the result of any Event of Default (including the Payment Default or Cross Defaults) that has occurred or that may occur under the Indenture, the Notes, the Subsidiary Guarantees, the Collateral Documents or applicable law.  Each Holder's actions in entering into this Agreement are without prejudice to the rights of the Holders and the Trustee to pursue any and all remedies under the Indenture, the Notes, the Subsidiary Guarantees and the Collateral Documents pursuant to applicable law or in equity available to it in its sole discretion upon the termination of the Forbearance Period.
Paragraph Headings.  Paragraph headings used herein are for convenience of reference only and shall not affect the construction of any provision of this Agreement.
Power and Authority.  Each party represents and warrants to the other parties hereto that it is fully empowered and authorized to execute and deliver this Agreement.
Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement and all disputes relating to the performance or interpretation of any term of this Agreement, shall be construed under and governed by the internal laws of the State of New York (without regard to conflict of laws principles). Each of the parties hereto hereby consents and agrees that the jurisdiction provisions of the Indenture shall govern any action, claim or other proceeding in respect of this Agreement or any matters arising out of or related thereto.  Each of the parties hereto hereby waives its respective rights to a jury trial with respect to any action, claim or other proceeding arising out of any dispute in connection with this Agreement, any rights or obligations hereunder, or the performance of such rights and obligations.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 28th day of January, 2016.

Western Asset Management Company, as investment manager and agent on behalf of certain of its clients
/s/ Adam Wright Name: Adam Wright Title: Manger, U.S. Legal Affairs Address: 385 E. Colorado Boulevard Pasadena, CA 91101 Tel: (626) 844-5181 Email: awright@westernasset.com

J.P. Morgan Chase Bank, N.A., as Trustee
/s/ William J. Morgan Name: William J. Morgan Title: Managing Director
J.P. Morgan Investment Management Inc., as Investment Manager
/s/ William J. Morgan Name: William J. Morgan Title: Managing Director

Fidelity Summer Street Trust: Fidelity Series High Income Fund
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity Summer Street Trust: Fidelity High Income Fund
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity Funds SICAV / Fidelity Funds – US High Yield
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Master Trust Bank Of Japan Ltd. Re: Fidelity Management and Research Company as investment manager
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity American High Yield Fund
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity Advisor Series I: Fidelity Advisor High Income Fund
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory

Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Fund 2
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity Puritan Fund: Fidelity Puritan Trust
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity Canadian Balanced Fund
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory

Fidelity Strategic Income Mother Fund By: Fidelity Management & Research Company as Investment Manager
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Japan Trustee Services Bank, Ltd. Re: Fidelity High Yield Bond Open Mother Fund, By: Fidelity Management & Research Company as Investment Adviser
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity Institutional U.S. High Yield Fund - Series 1, By: FIAM LLC as Subadviser
/s/ Richard Illegible Name: Richard Illegible Title: Director
Fidelity Summer Street Trust: Fidelity Global High Income Fund
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory
Fidelity Canadian Asset Allocation Fund
/s/ Stephanie J. Dorsey Name: Stephanie Dorsey Title: Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 28th day of January, 2016.

/s/ Ira Sochet Ira Sochet Revocable Trust Ira Sochet, Trustee 121 14th Street Belleair Beach, FL 33786

Lord, Abbet & Co. LLC as Investment Advisor to Multiple Accounts Holding Ultrapetrol 8.875% Notes
/s/ Lawrence H. Kaplan Name: Lawrence H. Kaplan Title: Member & General Counsel

MFS INTERMEDIATE HIGH INCOME FUND* (CIH)
By: /s/ David Cole Name: David Cole Title: Its authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

By MFS International (U.K.) Limited, solely in its capacity as agent and authorized signatory on behalf of the assets managed for Kapitalforeningen Laerernes Pension Invest division MFS EMD (DTE)
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually

MFS MERIDIAN FUNDS-EMERGING MARKETS DEBT FUND (EDF) By Its Investment Manager MASSACHUSETTS FINANCIAL SERVICES COMPANY
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually

MFS SERIES TRUST X ON BEHALF OF ITS SERIES, MFS EMERGING MARKETS DEBT FUND* (EMD)
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

By MFS International (U.K.) Limited, solely in its capacity as agent and authorized signatory, on behalf of the assets managed for Stichting Dedrijfstakpensioenfonds Voor Het Beroepsvervoer Over de Weg (GFE)

By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually
MFS Heritage Trust Company as trustee for the MFS Emerging Markets Debt Fund of MFS Heritage Trust Company Collective Investment Trust (HTE)
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually

MFS SERIES TRUST III ON BEHALF OF ONE OF ITS SERIES, MFS GLOBAL HIGH YIELD FUND* (HYO)
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

MFS SERIES TRUST III ON BEHALF OF ONE OF ITS SERIES, MFS HIGH YIELD POLLED PORTFOLIO* (HYP)
By: /s/ David Cole Name: David Cole Title: Its authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

MFS VARIABLE INSURANCE TRUST II ON BEHALF OF ONE OF ITS SERIES, MFS HIGH YIELD PORTFOLIO* (HYS)
By: /s/ David Cole Name: David Cole Title: Its authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

MFS MERIDIAN FUNDS—GLOBAL HIGH YIELD FUND* (IGF) By its investment manager, MASSACHUSETTS FINANCIAL SERVICES COMPANY
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually
MFS EMERGING MARKETS DEBT LLC* (LLE) By its investment manager, MASSACHUSETTS FINANCIAL SERVICES COMPANY
By: /s/ David Cole Name: David Cole Title: Its authorized representative and not individually

MFS SERIES TRUST III ON BEHALF OF ONE OF ITS SERIES, MFS HIGH INCOME FUND* (MFH)
By: /s/ David Cole Name: David Cole Title: Its authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

MFS SPECIAL VALUE TRUST* (MFV)
By: /s/ David Cole Name: David Cole Title: Its authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

MFS MULTIMARKET INCOME TRUST* (MMT)
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually
* A copy of the Declaration of Trust of the undersigned (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

By MFS Institutional Advisors, Inc., solely in its capacity as agent and authorized signatory, on behalf of the assets managed for WestRock Company master Retirement Trust (MVE)
By: /s/ David Cole Name: David Cole Title: As authorized representative and not individually

[Remainder of this page is intentionally left blank.]

SCHEDULE A

List of Scheduled Permitted Payments under
Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$50,969
		Amortization	$92,500
			$143,469
10-Feb-16	BNDES	Interest	$50,850
		Amortization	$92,500
			$143,350
20-Feb-16	Natixis	Interest	$12,894
		Amortization	$227,000
			$239,894
10-Mar-16	BNDES	Interest	$47,346
		Amortization	$92,500
			$139,846

		Total:	$666,558

SCHEDULE B

Offshore Loans

1.	Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006 and the Third Amendatory Agreement ,dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd, as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

2.	Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012 and the Fourth Amendatory Agreement, dated as of March 31, 2015 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3.	Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4.	First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5.	Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) Ultrapetrol (Bahamas) Ltd, Glasgow Shipping Inc., Zubia Shipping Inc. and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6.	Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

7.	Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8.	Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

Exhibit 4.22

To:	DVB Bank SE, as Issuing Bank, Agent and Security Agent Platz der Republik 6 60325 Frankfurt am Main Germany Attention: Loan Administration Manager Fax No: +49 69 97 50 4444

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com
January 11, 2016

Dear Sirs:

We refer to the First Demand Guarantee Facility Agreement dated as of June 26, 2013 (as amended, the “Guarantee Facility Agreement”) among (i) UP Offshore Apoio Marltimo Ltda. as obligor (the “Obligor”)(ii) DVB Bank SE as issuing bank (the “Issuing Bank”)and (iii) DVB Bank SE as Agent and Security Agent, pursuant to which the Issuing Bank agreed to make available for the account of the Obligor a first demand guarantee facility of up to the lesser of $16,820,295 and 110% of the outstanding amount under the BNDES Loan for the purpose of providing a First Demand Guarantee as collateral security for the BNDES Loan.

Words and expressions defined in the Guarantee Facility Agreement shall have the same meaning when used in this letter agreement (this “Letter Agreement”)except as expressly provided in this Letter Agreement. In addition:

“BNDES” means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

“BNDES loan Agreement” means the Financing Agreement dated August 20, 2009, entered into by BNDES and the Obligor providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

“Bonds” means Ultrapetrol’s 8.875% First Preferred Mortgage Notes Due 2021.

“Forbearance Commencement Date” means January 11, 2016.

“Forbearance Period” means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.

“Forbearance Termination Date” means the earliest to occur of:

(a)	12:00 noon (New York Time) on March 31, 2016;

(b)
the failure after the date hereof of any of the Obligor or the Corporate Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 1and 4 hereof;

(c)
the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two (2) Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;

(d)
the date any proceeding shall be instituted by or against any Security Party or Affiliate of any Security Party seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:

	(i)	none of the Offshore Entities is named as a “debtor” in such proceeding;

	(ii)	notwithstanding any provision contained herein to the contrary, the Creditor Parties may:

(1)
file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Guarantee Facility Agreement (and for the purposes of such proof of claim, all accrued interest and other amounts accrued or owing under the Guarantee Facility Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a “debtor” in such proceeding will contest such proof of claim or the amount being claimed therein; and

(2) exercise all rights, remedies and objections available to them as a “creditor” in such proceeding; and

	(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;

2

(e)	the date of the occurrence after the date hereof of any Event of Default under the Guarantee Facility Agreement (other than any Event of Default waived or as otherwise provided for herein);

(f)
the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or

(g)
the 5th Business Day after Ultrapetrol and/or the Obligor gives notice to the Creditor Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial  ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Obligor shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.

“IFC” means the International Finance Corporation.

“Indenture” means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.

“Offshore Entities” means the entities listed on Schedule A hereto.

“OFID” means the OPEC Fund for International Development.

“Third Party Forbearance Agreement” means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Creditor Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

(i)
any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

	(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and

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	(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and

(b)
an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.

We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Guarantee Facility Agreement:

1.	Waiver of financial covenants under Clause 11 of the Guarantee Facility Agreement.

It is acknowledged and agreed among the Obligor and the Creditor Parties that the Creditor Parties hereby waive compliance with Clause 11 of the Guarantee Facility Agreement during the Forbearance Period, provided that the Obligor shall provide the Creditor Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Obligor and Ultrapetrol levels.

The Obligor and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 11 of the Guarantee Facility Agreement for any period after the Forbearance Period.

2.	Waiver of provision of additional security on the basis of the collateral maintenance ratio covenant under Clause 14 of the Guarantee Facility Agreement.

It is acknowledged and agreed among the Obligor and the Creditor Parties that the Creditor Parties hereby waive the Obligor’s compliance with any obligation it may have to provide additional security or make any prepayment of the Loan pursuant to Clause 14.2 of the Guarantee Facility Agreement during the Forbearance Period.

The Obligor and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any provision of Clause 14 of the Guarantee Facility Agreement for any period after the Forbearance Period.

3.
Waiver of anticipated Events of Default under Clause 18.1(b), Clause 18.1(f), Clause 18.1(g), Clause 18.1(h), Clause 18.1(i), Clause 18.1(k), Clause 18.1(s)(i) and Clause 18.1(t) of the Guarantee Facility Agreement.

It is acknowledged and agreed among the Obligor and the Creditor Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1 through 2 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 18.1(b) of the

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Guarantee Facility Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Obligor and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 18.1(s)(i) and/or Clause 18.1(t) of the Guarantee Facility Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Obligor and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 18.1(f), Clause 18.1(g), Clause 18.1{h), Clause 18.l(i) and/or Clause 18.1{k) of the Guarantee Facility Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

The Obligor and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 18 of the Guarantee Facility Agreement for any period, or (b) Clause 18.1(b), Clause 18.1(f), Clause 18.1(g), Clause 18.l(h), Clause 18.l(i), Clause 18.1(k), Clause 18.1(s)(i) and Clause 18.l(t) of the Guarantee Facility Agreement after the Forbearance Period.

4.	Covenants during the Forbearance Period.

During the Forbearance Period:

(a)
Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Corporate Guarantor or of the Obligor, provided that:

(i)
up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees,expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Creditor Parties; and

(ii)
funds in the Earnings Account may be used to effect payment of ordinary course business operating expenses (including but not limited to management fees and the allocable share of hire payments due to the third party joint venture party in respect of the operation of the UP Coral) related to (x) the Ship and (y) other vessels owned by any Offshore Entity that is not a Corporate Guarantor;

(b)
None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:

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(i)
mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses), (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. (“Linford”)under the Loan Agreement dated as of December 20, 2013 (the “Linford Loan Agreement”)among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties (the “Linford Creditor Parties”),and (z) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. (“Ingatestone”)under the Loan Agreement dated as of January 18, 2013 (the “Ingatestone Loan Agreement”)among, inter alios, Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the “Ingatestone Creditor Parties”);and

(ii)
any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;

(c)
None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Creditor Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Creditor Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;

(d)
Ultrapetrol shall provide to the Creditor Parties unredacted copies of any restructuring plan (each, a “Plan”)presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:

(i)
on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Creditor Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;

(ii)
provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and

	(iii)	provide status reports to the Creditor Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Creditor Parties;

(e)
Each of the Obligor and the Corporate Guarantors shall provide evidence satisfactory to the Creditor Parties relating to capital expenses as required by the Creditor Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);

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(f)
It is understood and agreed that the Agent, for and on behalf of (i) itself and the Creditor Parties, (ii) the Linford Creditor Parties, (iii) the Ingatestone Creditor Parties, (iv) DVB Bank SE, DVB Bank America N.V. and Banco Security as creditor parties (the “Jasper and Turquoise Creditor Parties”)in respect of the financing of the UP Jasper and UP Turquoise (the “Jasper and Turquoise Credit Facility”)and (iv) DVB Bank SE and DVB Bank America N.V. as creditor parties (the “Bilateral Creditor Parties”,and together with the Creditor Parties, the Linford Creditor Parties, the Ingatestone Creditor Parties and the Jasper and Turquoise Creditor Parties, the “Offshore Creditor Parties”)in respect of various bilateral credit facilities (the “Bilateral Credit Facilities”)made available by them to certain of the Offshore Entities, have hired a strategic advisor (the “Strategic Advisor”)to, inter alia:

	(A)	review any Plan and any revisions or modifications thereto;

(B)
advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Jasper and Turquoise Credit Facility and the Bilateral Credit Facilities (collectively, the “Offshore Credit Facilities”);and

(C)
advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.

In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the “Security Parties” and/or “Obligors” under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.

5.	Obligor and Corporate Guarantor Representations and Warranties.

Each of the Obligor and each Corporate Guarantor hereby represents and warrants as follows:

(a)
The execution and delivery by the Obligor and each of the Corporate Guarantors of this Letter Agreement and the performance by each such Security Party of all of its agreements and obligations under the Guarantee Facility Agreement, as amended hereby, are within such Security Party’s corporate authority and have been duly authorized by all necessary corporate action on the part of such Security Party, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.

(b)
This Letter Agreement and the Guarantee Facility Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Security Parties party hereto and are enforceable against such Security Parties in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(c)	The Obligor and each of the Corporate Guarantors certifies that:

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(i)	there is no proceeding for the dissolution or liquidation of any Security Party;

(ii)
the representations and warranties contained in the Guarantee Facility Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Guarantee Facility Agreement or as contemplated by this Letter Agreement;

(iii)
there is no material misstatement of fact in any information provided by any of the Security Parties to the Creditor Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv)
it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.

6.	Conditions precedent to the effectiveness of this Letter Agreement.

This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Creditor Parties, of the following conditions precedent:

(a)
the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility); and

(b)
the Obligor shall pay to the Creditor Parties a fee of $15,000 in connection with this Letter Agreement, provided that the Creditor Parties agree that upon payment such fee shall be deducted from any restructuring fee the Creditor Parties request in connection with a restructuring of the obligations under the Guarantee Facility Agreement.

7.	Reservation of rights.

It is acknowledged and agreed among the Obligor, the Corporate Guarantors and the Creditor Parties that the Creditor Parties expressly reserve all other rights and remedies to which they are entitled under the Guarantee Facility Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms ofthis Letter Agreement or any other Finance Document.
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8.	Corporate Guarantors’ confirmation.

Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Guarantee Facility Agreement set out herein and confirms that the guarantee remains in full force and effect.

9.	No other amendments or waivers.

Other than as set forth in this Letter Agreement, the provisions of the Guarantee Facility Agreement shall remain unchanged and in full force and effect.

10.	Finance Document.

It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Guarantee Facility Agreement.

11.	Governing law and jurisdiction.

The provisions of Clause 30 (Law and Jurisdiction) of the Guarantee Facility Agreement shall apply to this Letter Agreement as if set out in full but so that references to “this Agreement” are amended to read “this Letter Agreement”. All remaining provisions of the Guarantee Facility Agreement and the Finance Documents shall remain in full force and effect.

[SIGNATURE PAGES FOLLOW]

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Sincerely,

UP OFFSHORE APOIO MARÍTIMO LTDA.

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

ULTRAPETROL (BAHAMAS) LTD.,
as Corporate Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UP OFFSHORE (BAHAMAS) LTD.,
as Corporate Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

10

Subject to satisfaction of Conditions Precedent as stated in Paragraph 6, accepted and agreed this 11th day of January, 2016 by:

DVB BANK SE, as Issuing Bank, Agent and Security Agent

By:	/s/ Daniel C. Rodgers
Name:	Daniel C. Rodgers
Title:	Attorney-in-Fact

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SCHEDULE A
List of Offshore Entities

UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
Topazio Shipping LLC

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SCHEDULE B
List of Scheduled Permitted Payments under
 Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

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Exhibit 4.23

To:
DVB Bank SE, as Lender, Swap Bank, Arranger, Underwriter,
     Facility Agent, Security Agent and Documentation Agent
Platz der Republik 6
60325 Frankfurt am Main Germany
Attention: Loan Administration Manager
Fax No: +49 69 97 50 4444

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com

January 11, 2016

Dear Sirs:

Each of UP Offshore Apoio Marítimo Ltda. (the “Borrower”), Packet Maritime Inc. (“Packet”), Padow Shipping Inc. (“Padow”) and UP Offshore (Bahamas) Ltd. (“UP Offshore Bahamas”) refers to the Loan Agreement dated as of January 17, 2006 (as amended, the “Loan Agreement”) among, inter alios, (i) the Borrower (ii) Packet and Padow as joint and several guarantors (the “Guarantors”), (iii), UP Offshore Bahamas as the Holding Company, (iv) the banks and financial institutions listed on Schedule 1thereto as lenders (the “Lenders”), (iv) DVB Bank SE (formerly DVB Bank AG) as Swap Bank, and (v) DVB Bank SE (formerly DVB Bank AG) as Arranger, Underwriter, Facility Agent (in such capacity, the “Agent”), Security Agent and Documentation Agent, pursuant to which the Lenders made available to the Borrower a senior secured post-delivery term loan facility of up to $15,000,000 for the purpose of financing the acquisition of the Ship.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter agreement (this “Letter Agreement”) except as expressly provided in this Letter Agreement. In addition:

“BNDES” means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

“BNDES Loan Agreement” means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the “Obligor”) providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

“Bonds” means Ultrapetrol’s 8.875% First Preferred Mortgage Notes Due 2021.

“Forbearance Commencement Date” means January 11, 2016.

“Forbearance Period” means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.

“Forbearance Termination Date” means the earliest to occur of:

(a)	12:00 noon (New York Time) on March 31, 2016;

(b)
the failure after the date hereof of any of the Borrower or the Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 2 and 4 hereof;

(c)
the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two (2) Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;

(d)
the date any proceeding shall be instituted by or against any Obligor or Affiliate of any Obligor seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:

	(i)	none of the Offshore Entities is named as a “debtor” in such proceeding;

	(ii)	notwithstanding any provision contained herein to the contrary, the Credit Parties may:

(1)
file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Loan Agreement (and for the purposes of such proof of claim, the Loan and all accrued interest and other amounts accrued or owing under the Loan Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a “debtor” in such proceeding will contest such proof of claim or the amount being claimed therein; and

(2) exercise all rights, remedies and objections available to them as a “creditor” in such proceeding; and

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	(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;

(e)	the date of the occurrence after the date hereof of any Event of Default under the Loan Agreement (other than any Event of Default waived or as otherwise provided for herein);

(f)
the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or

(g)
the 5th Business Day after Ultrapetrol and/or the Borrower gives notice to the Credit Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Borrower shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.

“IFC” means the International Finance Corporation.

“Indenture” means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.

“Offshore Entities” means the entities listed on Schedule A hereto.

“OFID” means the OPEC Fund for International Development.

“Third Party Forbearance Agreement” means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Credit Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

(i)
any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

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	(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and

	(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and

(b)
an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of sub- paragraphs (a) and (b) of this definition.

We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Loan Agreement:

1.	Extension of time for repayment instalments due under Clause 7.1 of the Loan Agreement during the Forbearance Period.

It is acknowledged and agreed among the Borrower and the Credit Parties that the Credit Parties hereby grant an extension of time for the Borrower to make quarterly repayment instalments due under Clause 7.1 of the Loan Agreement during the Forbearance Period and that the quarterly repayment instalments due under Clause 7.1 during the Forbearance Period are hereby deferred to and payable on the Forbearance Termination Date. For the avoidance of doubt, all payments of interest due under Clause 5 and Clause 6 of the Loan Agreement shall continue to be paid when due.

The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of any repayment instalments due in accordance with Clause 7.1 of the Loan Agreement for any period after the Forbearance Period.

2.	Waiver of financial covenants under Clause 10.1(u) of the Loan Agreement.

It is acknowledged and agreed among the Borrower and the Credit Parties that the Credit Parties hereby waive compliance with Clause 10.1(u) of the Loan Agreement through the end of the Forbearance Period, provided that the Borrower shall provide the Credit Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower and Ultrapetrol levels.

The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 10.1(u) of the Loan Agreement for any period after the Forbearance Period.

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3.
Waiver of anticipated Events of Default under Clause 14.1(a), Clause 14.1(b), Clause 14.l(c), Clause  14.1(f), Clause 14.1(g), Clause 14.1(j), Clause 14.1(q), Clause 14.1(r) and Clause 14.1(s) of the Loan Agreement.

It is acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1through 2 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 14.1(a) Clause 14.1(b) and/or Clause 14.1(s) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 14.1(q) and/or Clause 14.1(r) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 14.1(c), Clause 14.1(f), Clause 14.1(g) and/or Clause 14.10) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 20 of the Loan Agreement for any period, or (b) Clause 14.1(a), Clause 14.1(b), Clause 14.1(c), Clause 14.1(f), Clause 14.1(g), Clause 14.1(j), Clause 14.1(q), Clause 14.1(r) and Clause 14.1(s) of the Loan Agreement after the Forbearance Period.

4.	Covenants during the Forbearance Period.

During the Forbearance Period:

(a)
Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the Borrower, UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Guarantor or of the Borrower, provided that up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees, expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Credit Parties;

(b)
None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:

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(i)
mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses), (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. (“Linford”) under the Loan Agreement dated as of December 20, 2013 (the “Linford Loan Agreement”) among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties  (the “Linford Creditor Parties”), and (z) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. (“Ingatestone”) under the Loan Agreement dated as of January 18, 2013 (the “Ingatestone Loan Agreement”) among, inter alios, Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the “Ingatestone Creditor Parties”); and

(ii)
any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;

(c)
None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Credit Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Credit Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;

(d)
Ultrapetrol shall provide to the Credit Parties unredacted copies of any restructuring plan (each, a “Plan”) presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:

(i)
on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Credit Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;

(ii)
provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and

	(iii)	provide status reports to the Credit Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Credit Parties;

(e)
Each of the Borrower and the Guarantors shall provide evidence satisfactory to the Credit Parties relating to capital expenses as required by the Credit Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);

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(f)
It is understood and agreed that the Agent, for and on behalf of (i) itself and the Credit Parties, (ii) the Linford Creditor Parties, (iii) the Ingatestone Creditor Parties, (iv)  DYB Bank SE, DYB Bank America N.Y. and Banco Security as creditor parties (the “Jasper and Turquoise Creditor Parties”) in respect of the financing of the UP Jasper and UP Turquoise (the “Jasper and Turquoise Credit Facility”) and (v) DYB Bank SE and DYB Bank America N.Y. as creditor parties (the “Bilateral Creditor Parties”, and together with the Credit Parties, the Linford Creditor Parties, the Ingatestone Creditor Parties and the Jasper and Turquoise Creditor Parties, the “Offshore Creditor Parties”) in respect of various bilateral credit facilities (the “Bilateral Credit Facilities”) made available by them to certain of the Offshore Entities, shall hire a strategic advisor (the “Strategic Advisor”) to, inter alia:

	(A)	review any Plan and any revisions or modifications thereto;

(B)
advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Ingatestone Loan Agreement, the Jasper and Turquoise Credit Facility and the Bilateral Credit Facilities (collectively, the “Offshore Credit Facilities”); and

(C)
advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.

In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the “Security Parties” and/or “Obligors” under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.

5.	Borrower and Guarantor Representations and Warranties.

Each of the Borrower, each Guarantor and UP Offshore Bahamas hereby represents and warrants as follows:

(a)
The execution and delivery by the Borrower, each Guarantor and UP Offshore Bahamas of this Letter Agreement and the performance by each such Obligor of all of its agreements and obligations under the Loan Agreement, as amended hereby, are within such Obligor’s corporate authority and have been duly authorized by all necessary corporate action on the part of such Obligor, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.

(b)
This Letter Agreement and the Loan Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Obligors party hereto and are enforceable against such Obligors in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

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(c)	The Borrower, each Guarantor and UP Offshore Bahamas certifies that:

	(i)	there is no proceeding for the dissolution or liquidation of any Obligor;

(ii)
the representations and warranties contained in the Loan Agreement,  as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Loan Agreement or as contemplated by this Letter Agreement;

(iii)
there is no material misstatement of fact in any information provided by any of the Obligors to the Credit Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv)
it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.

6.	Conditions precedent to the effectiveness of this Letter Agreement.

This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Credit Parties, of the following conditions precedent:

(a)
the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility); and

(b)
the Borrower shall pay to the Credit Parties a fee of $15,000 in connection with this Letter Agreement, provided that the Credit Parties agree that upon payment such fee shall be deducted from any restructuring fee the Credit Parties request in connection with a restructuring of the obligations under the Loan Agreement.

7.	Reservation of rights.

It is acknowledged and agreed among the Borrower, the Guarantors and the Credit Parties that the Credit Parties expressly reserve all other rights and remedies to which they are entitled under the Loan Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Letter Agreement or any other Finance Document.

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8.	Guarantors’ confirmation.

Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Loan Agreement set out herein and confirms that the guarantee remains in full force and effect.

9.	No other amendments or waivers.

Other than as set forth in this Letter ·Agreement, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.

10.	Finance Document.

It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Loan Agreement.

11.	Governing law and jurisdiction.

The provisions of Clause 26 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter Agreement as if set out in full but so that references to “this Agreement” are amended to read “this Letter Agreement”. All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.

[SIGNATURE PAGES FOLLOW]

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Sincerely,

UP OFFSHORE APOIO MARÍTIMO LTDA.,
 as Holding Company

By:	/s/ Atul Sethi
Name:	Atul Sethi
Title:	Authorized Signor

UP OFFSHORE (BAHAMAS) LTD.,
 as Holding Company

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:	Director

PADOW SHIPPING INC.
 as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:	Authorized Signer

PACKET MARITIME INC.,
 as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:	Authorized Signer

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Subject to satisfaction of Conditions Precedent as stated in Paragraph 6, accepted and agreed this __ day of January, 2016 by:

DVB BANK SE, as Lender, Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent

By:	/s/ Daniel C. Rogers
Name:	Daniel C. Rogers
Title:	Attorney-in-fact

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SCHEDULE A
List of Offshore Entities

UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
Topazio Shipping LLC

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SCHEDULE B
List of Scheduled Permitted Payments under
 Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

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Exhibit 4.24

To:
DVB Bank SE, as Lender, Swap Bank, Arranger, Underwriter,
     Facility Agent, Security Agent and Documentation Agent
Platz der Republik 6
60325 Frankfurt am Main
Germany
Attention:  Loan Administration Manager
Fax No: +49 69 97 50 4444

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com

January 11, 2016

Dear Sirs:

Each of UP Offshore (Bahamas) Ltd. (“UP Offshore Bahamas” or the “Borrower”), Ultrapetrol (Bahamas) Ltd. (“Ultrapetrol”), UP Offshore Apoio Marítimo Ltda. (“UP Offshore Brazil”), Packet Maritime Inc. (“Packet”), Padow Shipping Inc. (“Padow”), UP Offshore (Uruguay) S.A. (“UP Offshore Uruguay”) and Topazio Shipping LLC (“Topazio”) refers to the Loan Agreement dated as of October 31, 2007 (as amended, the “Loan Agreement”) among, inter alios, (i) the Borrower (ii) Ultrapetrol, UP Offshore Brazil, Packet, Padow, UP Offshore Uruguay and Topazio as joint and several guarantors (the “Guarantors”), (iii) the banks and financial institutions listed on Schedule 1 thereto as lenders (the “Lenders”), (iv) DVB Bank SE (formerly DVB Bank AG) as Swap Bank, and (v) DVB Bank SE (formerly DVB Bank AG) as Arranger, Underwriter, Facility Agent (in such capacity, the “Agent”), Security Agent and Documentation Agent, pursuant to which the Lenders made available to the Borrower a senior secured post-delivery term loan facility of up to $25,000,000 for the purpose of refinancing the UP Diamante.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter agreement (this “Letter Agreement”) except as expressly provided in this Letter Agreement. In addition:

“BNDES” means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

“BNDES Loan Agreement” means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the “Obligor”) providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

“Bonds” means Ultrapetrol’s 8.875% First Preferred Mortgage Notes Due 2021.

“Forbearance Commencement Date” means January 11, 2016.

“Forbearance Period” means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.

“Forbearance Termination Date” means the earliest to occur of:

(a)	12:00 noon (New York Time) on March 31, 2016;

(b)
the failure after the date hereof of any of the Borrower or the Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clause 4 hereof;

(c)
the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two (2) Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;

(d)
the date any proceeding shall be instituted by or against any Obligor or Affiliate of any Obligor seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:

	(i)	none of the Offshore Entities is named as a “debtor” in such proceeding;

	(ii)	notwithstanding any provision contained herein to the contrary, the Credit Parties may:

(1)
file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Loan Agreement (and for the purposes of such proof of claim, the Loan and all accrued interest and other amounts accrued or owing under the Loan Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a “debtor” in such proceeding will contest such proof of claim or the amount being claimed therein; and

(2) exercise all rights, remedies and objections available to them as a “creditor” in such proceeding; and

2

	(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;

(e)	the date of the occurrence after the date hereof of any Event of Default under the Loan Agreement (other than any Event of Default waived or as otherwise provided for herein);

(f)
the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or

(g)
the 5th Business Day after Ultrapetrol and/or the Borrower gives notice to the Credit Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Borrower shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.

“IFC” means the International Finance Corporation.

“Indenture” means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.

“Offshore Entities” means the entities listed on Schedule A hereto.

“OFID” means the OPEC Fund for International Development.

“Third Party Forbearance Agreement” means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Credit Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

(i)
any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

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	(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and

	(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and

(b)
an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.

We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Loan Agreement:

1.	Extension of time for repayment instalments due under Clause 7.1 of the Loan Agreement during the Forbearance Period.

It is acknowledged and agreed among the Borrower and the Credit Parties that the Credit Parties hereby grant an extension of time for the Borrower to make quarterly repayment instalments due under Clause 7.1 of the Loan Agreement during the Forbearance Period and that the quarterly repayment instalments due under Clause 7.1 during the Forbearance Period are hereby deferred to and payable on the Forbearance Termination Date. For the avoidance of doubt, all payments of interest due under Clause 5 and Clause 6 of the Loan Agreement shall continue to be paid when due.

The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of any repayment instalments due in accordance with Clause 7.1 of the Loan Agreement for any period after the Forbearance Period.

2.	Waiver of Security coverage under Clause 10.3 of the Loan Agreement.

It is acknowledged and agreed among the Borrower and the Credit Parties that the Credit Parties hereby waive compliance with Clause 10.3 of the Loan Agreement through the end of the Forbearance Period.

The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 10.3 of the Loan Agreement for any period after the Forbearance Period.

3.	Waiver of anticipated Events of Default under Clause 14.1(a), Clause 14.1(b), Clause 14.1(c), Clause 14.1(f), Clause 14.1(i), Clause 14.1(q), Clause 14.1(r) and Clause 14.1(s) of the Loan Agreement.

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It is acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1through 2 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 14.1(a) Clause 14.1(b) and/or Clause 14.1(s) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 14.1(q) and/or Clause 14.1(r) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 14.1(c), Clause 14.1(f) and/or Clause 14.1(i) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 20 of the Loan Agreement for any period, or (b) Clause 14.1(a), Clause 14.1(b), Clause 14.1(c), Clause 14.1(f), Clause 14.1(g), Clause 14.1(j), Clause 14.1(q), Clause 14.1(r) and Clause 14.1(s) of the Loan Agreement after the Forbearance Period.

4.	Covenants during the Forbearance Period.

During the Forbearance Period:

(a)
Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the Borrower, UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Guarantor or of the Borrower, provided that up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees, expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Credit Parties;

(b)
None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:

(i)
mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses), (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. (“Linford”) under the Loan Agreement dated as of December 20, 2013 (the “Linford Loan Agreement”) among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties (the

5

“Linford Creditor Parties”), and (z) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. (“Ingatestone”) under the Loan Agreement dated as of January 18, 2013 (the “Ingatestone Loan Agreement”) among, inter alios, Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the “Ingatestone Creditor Parties”); and

(ii)
any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;

(c)
None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Credit Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Credit Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;

(d)
Ultrapetrol shall provide to the Credit Parties unredacted copies of any restructuring plan (each, a “Plan”) presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:

(i)
on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Credit Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;

(ii)
provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and

	(iii)	provide status reports to the Credit Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Credit Parties;

(e)
Each of the Borrower and the Guarantors shall provide evidence satisfactory to the Credit Parties relating to capital expenses as required by the Credit Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);

(f)	The Borrower shall provide the Credit Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower and Ultrapetrol levels; and

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(g)
It is understood and agreed that the Agent, for and on behalf of (i) itself and the Credit Parties, (ii) the Linford Creditor Parties, (iii) the Ingatestone Creditor Parties, (iv) DVB Bank SE, DVB Bank America N.V. and Banco Security as creditor parties (the “Jasper and Turquoise Creditor Parties”) in respect of the financing of the UP Jasper and UP Turquoise (the “Jasper and Turquoise Credit Facility”) and (v) DVB Bank SE and DVB Bank America N.V. as creditor parties (the “Bilateral Creditor Parties”, and together with the Credit Parties, the Linford Creditor Parties, the Ingatestone Creditor Parties and the Jasper and Turquoise Creditor Parties, the “Offshore Creditor Parties”) in respect of various bilateral credit facilities (the “Bilateral Credit Facilities”) made available by them to certain of the Offshore Entities, shall hire a strategic advisor (the “Strategic Advisor”) to, inter alia:

	(A)	review any Plan and any revisions or modifications thereto;

(B)
advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Ingatestone Loan Agreement, the Jasper and Turquoise Credit Facility and the Bilateral Credit Facilities (collectively, the “Offshore Credit Facilities”); and

(C)
advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.

In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the “Security Parties” and/or “Obligors” under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.

5.	Borrower and Guarantor Representations and Warranties.

Each of the Borrower and the Guarantors hereby represents and warrants as follows:

(a)
The execution and delivery by the Borrower and each of the Guarantors of this Letter Agreement and the performance by each such Obligor of all of its agreements and obligations under the Loan Agreement, as amended hereby, are within such Obligor’s corporate authority and have been duly authorized by all necessary corporate action on the part of such Obligor, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.

(b)
This Letter Agreement and the Loan Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Obligors party hereto and are enforceable against such Obligors in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

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(c)	The Borrower and each Guarantor certifies that:

	(i)	there is no proceeding for the dissolution or liquidation of any Obligor;

(ii)
the representations and warranties contained in the Loan Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Loan Agreement or as contemplated by this Letter Agreement;

(iii)
there is no material misstatement of fact in any information provided by any of the Obligors to the Credit Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv)
it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.

6.	Conditions precedent to the effectiveness of this Letter Agreement.

This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Credit Parties, of the following conditions precedent:

(a)
the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility); and

(b)
the Borrower shall pay to the Credit Parties a fee of $15,000 in connection with this Letter Agreement, provided that the Credit Parties agree that upon payment such fee shall be deducted from any restructuring fee the Credit Parties request in connection with a restructuring of the obligations under the Loan Agreement.

7.	Reservation of rights.

It is acknowledged and agreed among the Borrower, the Guarantors and the Credit Parties that the Credit Parties expressly reserve all other rights and remedies to which they are entitled under the Loan Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Letter Agreement or any other Finance Document.

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8.	Guarantors’ confirmation.

Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Loan Agreement set out herein and confirms that the guarantee remains in full force and effect.

9.	No other amendments or waivers.

Other than as set forth in this Letter Agreement, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.

10.	Finance Document.

It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Loan Agreement.

11.	Governing law and jurisdiction.

The provisions of Clause 26 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter Agreement as if set out in full but so that references to “this Agreement” are amended to read “this Letter Agreement”. All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.

[SIGNATURE PAGES FOLLOW]

9

Sincerely,

UP OFFSHORE (BAHAMAS) LTD.,
as Borrower

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

ULTRAPETROL (BAHAMAS) LTD.,
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UP OFFSHORE APOIO MARÍTIMO LTDA.,
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

PADOW SHIPPING INC.
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

PACKET MARITIME INC.,
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UP OFFSHORE (URUGUAY) S.A.
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

10

TOPAZIO SHIPPING LLC
as Guarantor

By:	/s/ Atul Sethi
Name:	Atul Sethi
Title:	Authorized Signatory

11

Subject to satisfaction of Conditions Precedent as stated in Paragraph 6, accepted and agreed this 11th day of January, 2016 by:

DVB BANK SE, as Lender, Swap Bank, Arranger, Underwriter,
     Facility Agent, Security Agent and Documentation Agent

By:	/s/ Daniel C. Rodgers
Name:	Daniel C. Rodgers
Title:	Attorney-in-Fact

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SCHEDULE A
List of Offshore Entities

UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
Topazio Shipping LLC

13

SCHEDULE B
List of Scheduled Permitted Payments under
 Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

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Exhibit 4.25
DVB BANK SE
Platz der Republik 6
60325 Frankfurt am Main
 Germany

UP Offshore (Bahamas) Ltd.
Ocean Centre
Montagu Foreshore
East Bay Street
P.O. Box SS-19084
Nassau, The Bahamas
Attention: Company Secretary
January 11, 2016
Ladies and Gentlemen:
We refer to the draft Letter Agreement (the "Letter Agreement") attached hereto in respect of the Loan Agreement dated as of December 9, 2010 (as amended, the "Loan Agreement") among, inter alios, (i) UP Offshore (Bahamas) Ltd. as borrower (the "Borrower") (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc. and Corporación de Navegación Mundial S.A. as joint and several guarantors, (iii) the banks and financial institutions listed on Schedule 1 thereto as lenders (the "Lenders"), (iv) the banks and financial institutions listed on Schedule 2 thereto as Swap Banks, and (v) DVB Bank America N.V. as Agent and Security Trustee, pursuant to which the Lenders made available to the Borrower a senior secured post-delivery term loan facility of up to $40,000,000 for the purpose of financing or refinancing the acquisition of the Ships described therein. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Loan Agreement.
The undersigned, in its capacity as a Lender holding seventy-five percent (75%) of the outstanding loan under the Loan Agreement, hereby undertakes and agrees to abide (and to cause any assignee, in whole or in part, of its Contribution to abide) by the terms of such Letter Agreement during the Forbearance Period (as defined in the Letter Agreement) irrespective of whether or not such Letter Agreement is executed by all Creditor Parties to the Loan Agreement and, without limiting the foregoing undertaking, agrees to not vote to accelerate the Loan or pursue any remedies whatsoever under the Loan Agreement during the Forbearance Period (and to cause any assignee, in whole or in part, of its Contribution to not vote to accelerate the Loan or pursue any remedies whatsoever under the Loan Agreement during the Forbearance Period). Notwithstanding the foregoing, it is understood and agreed to you and us that nothing herein shall be construed as requiring DVB Bank America N.V., as Agent and Security Trustee, to refrain from fulfilling its obligations in such capacities to the Lenders under the Loan Agreement.
DVB BANK SE

By:	/s/ Daniel C. Rodgers
Daniel C. Rodgers
Attorney-in-Fact

To:	DVB Bank America N.V., as Agent and Security Trustee Gaitoweg 35 Willemstad, Curacao Attention: Natacha Bloem / Eric Maduro Facsimile: +5999 465 2366 Email: TLS.Curacao@dvbbank.com

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com

DVB Bank SE, as Lender c/o DVB Bank America N.V. Gaitoweg 35 Willemstad, Curacao Attention: Natacha Bloem / Eric Maduro Facsimile: +5999 465 2366 Email: TLS.Curacao@dvbbank.com

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com

Banco Security, as Lender and Swap Bank
Apoquindo 3150
5th Floor
Las Condes
Santiago, Chile

Attention:  Christian Sinclair Manley, Alejandro Arteaga Infante, Sergio Bonilla and Matias Errazuriz

Facsimile: +56 (2) 584-4000
 Email: [•]

January __, 2016
Dear Sirs:
Each of UP Offshore (Bahamas) Ltd. ("UP Offshore Bahamas" or the "Borrower"), Ultrapetrol (Bahamas) Limited ("Ultrapetrol"), Glasgow Shipping Inc. ("Glasgow"), Zubia Shipping Inc. ("Zubia") and Corporación de Navegación Mundial S.A. ("Cornamusa") refers to the Loan Agreement dated as of December 9, 2010 (as amended, the "Loan Agreement") among, inter alios, (i) the Borrower (ii) Ultrapetrol, Glasgow, Zubia and Cornamusa as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions listed on Schedule 1 thereto as lenders (the "Lenders"), (iv) the banks and financial institutions listed on Schedule 2 thereto as Swap Banks, and (v) DVB Bank America N.V. as Agent and Security Trustee, pursuant to which the Lenders made available to the Borrower a senior secured post-delivery term loan facility of up to $40,000,000 for the purpose of financing or refinancing the acquisition of the Ships.
Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter agreement (this "Letter Agreement") except as expressly provided in this Letter Agreement. In addition:
"BNDES" means Banco Nacional de Desenvolvimento Econômico Social — BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the "Obligor") providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Forbearance Commencement Date" means January 11, 2016.
"Forbearance Period" means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.
"Forbearance Termination Date" means the earliest to occur of:
(a)	12:00 noon (New York Time) on March 31, 2016;
(b)	the failure after the date hereof of any of the Borrower or the Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 2 and 5 hereof;
(c)	the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two (2) Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;
(d)	the date any proceeding shall be instituted by or against any Security Party or Affiliate of any Security Party seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:
(i)	none of the Offshore Entities is named as a "debtor" in such proceeding;
(ii)	notwithstanding any provision contained herein to the contrary, the Creditor Parties may:
(1)	file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Loan Agreement (and for the purposes of such proof of claim, the Loan and all accrued interest and other amounts accrued or owing under the Loan Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a "debtor" in such proceeding will contest such proof of claim or the amount being claimed therein; and
(2)	exercise all rights, remedies and objections available to them as a "creditor" in such proceeding; and
(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;
(e)	the date of the occurrence after the date hereof of any Event of Default under the Loan Agreement (other than any Event of Default waived or as otherwise provided for herein);
(f)	the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or
2

(g)	the 5th Business Day after Ultrapetrol and/or the Borrower gives notice to the Creditor Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Borrower shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.
"IFC" means the International Finance Corporation.
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Offshore Entities" means the entities listed on Schedule A hereto.
"OFID" means the OPEC Fund for International Development.
"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Creditor Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:
(a)	forbearance, extension and/or waiver of:
(i)	any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and
(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and
(b)	an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or
3

other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.
We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Loan Agreement:
1.	Extension of time for repayment instalments due under Clause 8.1 of the Loan Agreement during the Forbearance Period.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby grant an extension of time for the Borrower to make quarterly repayment instalments due under Clause 8.1 of the Loan Agreement during the Forbearance Period and that the quarterly repayment instalments due under Clause 8.1 during the Forbearance Period are hereby deferred to and payable on the Forbearance Termination Date. For the avoidance of doubt, all payments of interest due under Clause 5 and Clause 6 of the Loan Agreement shall continue to be paid when due.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any repayment instalments due in accordance with Clause 8.1 of the Loan Agreement for any period after the Forbearance Period.
2.	Waiver of financial covenants under Clause 12 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive compliance with Clause 12 of the Loan Agreement through the end of the Forbearance Period, provided that the Borrower shall provide the Creditor Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower and Ultrapetrol levels.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 12 of the Loan Agreement for any period after the Forbearance Period.
3.	Waiver of provision of additional security on the basis of the collateral maintenance ratio covenant under Clause 15 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive the Borrower's compliance with any obligation it may have to provide additional security or make any prepayment of the Loan pursuant to Clause 15.3 of the Loan Agreement during the Forbearance Period.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any provision of Clause 15 of the Loan Agreement for any period after the Forbearance Period.
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4.	Waiver of anticipated Events of Default under Clause 20.1(a), Clause 20.1 (f), Clause 20.1(g), Clause 20.1(h), Clause 20.1(i), Clause 20.1(k), Clause 20.1(t) and Clause 20.1(u)(i) of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1 through 3 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 20.1(a), Clause 20.1(f) and/or Clause 20.1(g) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 20.1(t) and/or Clause 20.1(u)(i) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 20.1(h), Clause 20.1(i) and/or Clause 20.1(k) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 20 of the Loan Agreement for any period, or (b) Clause 20.1(a), Clause 20.1(f), Clause 20.1(g), Clause 20.1(h), Clause 20.1(i), Clause 20.1(k), Clause 20.1(t) and Clause 20.1(u)(i) of the Loan Agreement after the Forbearance Period.
5.	Covenants during the Forbearance Period.
During the Forbearance Period:
(a)	Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the Borrower, UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Guarantor or of the Borrower, provided that up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees, expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Creditor Parties;
(b)	None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:
(i)	mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such
5

sale or loss (net of expenses), (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. ("Linford") under the Loan Agreement dated as of December 20, 2013 (the "Linford Loan Agreement") among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties (the "Linford Creditor Parties"), and (z) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. ("Ingatestone") under the Loan Agreement dated as of January 18, 2013 (the "Ingatestone Loan Agreement") among, inter alios, Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the "Ingatestone Creditor Parties"); and
(ii)	any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;
(c)	None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Creditor Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Creditor Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;
(d)	Ultrapetrol shall provide to the Creditor Parties unredacted copies of any restructuring plan (each, a "Plan") presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Creditor Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;
(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and
(iii)	provide status reports to the Creditor Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Creditor Parties;
(e)	Each of the Borrower and the Guarantors shall provide evidence satisfactory to the Creditor Parties relating to capital expenses as required by the Creditor Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);
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(f)	At the Borrower's and/or Ultrapetrol's expense, the Borrower shall continue to, among other things, market the UP Turquoise and shall provide the Creditor Parties, on or before January 15, 2016, with a marketing plan reasonably satisfactory to the Creditor Parties designed to effectuate and consummate the sale by the end of the Forbearance Period of the UP Turquoise, and in connection with such sale:
(i)	the Borrower shall provide to the Creditor Parties on or before January 15, 2016, a copy of the written agreement between the Borrower and the ship broker (the "Ship Broker") selected by the Borrower to market and sell the UP Turquoise, such agreement to be on terms and conditions reasonably acceptable to the Creditor Parties;
(ii)	on or before January 15, 2016, milestones to the sales process shall be agreed between the Borrower and the Creditor Parties; and
(iii)	the Ship Broker shall provide weekly updates on the sales process to the Borrower with a copy to the Creditor Parties to be received by e-mail directly from the Ship Broker at the same time as the Borrower, such weekly updates to be in form and substance reasonably satisfactory to the Creditor Parties and to include, inter alia, details of any offers to purchase the Sale Vessels that have been received by the Ship Broker; and
(g)	It is understood and agreed that the Agent, for and on behalf of (i) itself and the Creditor Parties, (ii) the Linford Creditor Parties, (iii) the Ingatestone Creditor Parties and (iv) DVB Bank SE and DVB Bank America N.V. as creditor parties (the "Bilateral Creditor Parties", and together with the Creditor Parties, the Linford Creditor Parties and the Ingatestone Creditor Parties, the "Offshore Creditor Parties") in respect of various bilateral credit facilities (the "Bilateral Credit Facilities") made available by them to certain of the Offshore Entities, shall hire a strategic advisor (the "Strategic Advisor") to, inter alia:
(A)	review any Plan and any revisions or modifications thereto;
(B)	advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Ingatestone Loan Agreement and the Bilateral Credit Facilities (collectively, the "Offshore Credit Facilities"); and
(C)	advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.
In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the "Security Parties" and/or "Obligors" under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.
6.	Borrower and Guarantor Representations and Warranties.
Each of the Borrower and each Guarantor hereby represents and warrants as follows:
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(a)	The execution and delivery by the Borrower and each of the Guarantors of this Letter Agreement and the performance by each such Security Party of all of its agreements and obligations under the Loan Agreement, as amended hereby, are within such Security Party's corporate authority and have been duly authorized by all necessary corporate action on the part of such Security Party, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.
(b)	This Letter Agreement and the Loan Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Security Parties party hereto and are enforceable against such Security Parties in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.
(c)	The Borrower and each of the Guarantors certifies that:
(i)	there is no proceeding for the dissolution or liquidation of any Security Party;
(ii)	the representations and warranties contained in the Loan Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Loan Agreement or as contemplated by this Letter Agreement;
(iii)	there is no material misstatement of fact in any information provided by any of the Security Parties to the Creditor Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and
(iv)	it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.
7.	Conditions precedent to the effectiveness of this Letter Agreement.
This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Creditor Parties, of the following conditions precedent:
(a)	the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party; and
(b)	the Borrower shall pay to the Creditor Parties a fee of $40,000 to be shared pro-rata between the Lenders in connection with this Letter Agreement, provided that the Creditor Parties agree that
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upon payment such fee shall be deducted from any restructuring fee the Creditor Parties request in connection with a restructuring of the obligations under the Loan Agreement.
8.	Reservation of rights.
It is acknowledged and agreed among the Borrower, the Guarantors and the Creditor Parties that the Creditor Parties expressly reserve all other rights and remedies to which they are entitled under the Loan Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Letter Agreement or any other Finance Document.
9.	Guarantors' confirmation.
Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Loan Agreement set out herein and confirms that the guarantee remains in full force and effect.
10.	No other amendments or waivers.
Other than as set forth in this Letter Agreement, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.
11.	Finance Document.
It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Loan Agreement.
12.	Governing law and jurisdiction.
The provisions of Clause 32 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter Agreement as if set out in full but so that references to "this Agreement" are amended to read "this Letter Agreement". All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.
[SIGNATURE PAGES FOLLOW]
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Sincerely,
UP OFFSHORE (BAHAMAS) LTD., as Borrower

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

ULTRAPETROL (BAHAMAS) LTD., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

GLASGOW SHIPPING INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

ZUBIA SHIPPING INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

CORPORACIÓN DE NAVEGACIÓN MUNDIAL S.A. as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

10

Subject to satisfaction of Conditions Precedent as stated in Paragraph 7, accepted and agreed this __ day of January, 2016 by:
DVB BANK AMERICA N.V., as Agent and Security Trustee

By:
Name:
Title:

DVB BANK SE, as Lender

By:
Name:
Title:

BANCO SECURITY, as Lender

By:
Name:
Title:

By:
Name:
Title:

BANCO SECURITY, as Swap Bank

By:
Name:
Title:

By:
Name:
Title:

11

SCHEDULE A
List of Offshore Entities
UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
Topazio Shipping LLC

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SCHEDULE B
List of Scheduled Permitted Payments under
Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount

10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

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Exhibit 4.26

To:	DVB Bank SE, as Arranger, Agent and Security Trustee Platz der Republik 6 60325 Frankfurt am Main Germany Attention: Loan Administration Manager Facsimile:

-and-

DVB Bank America N.V., as Lender Gaitoweg 35 Willemstad, Curacao Attention: Natacha Bloem / Eric Maduro Facsimile: +5999 465 2366 Email: TLS.Curacao@dvbbank.com

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com

January 11, 2016
Dear Sirs:
Each of UP Offshore (Bahamas) Ltd. ("UP Offshore Bahamas" or the "Borrower"), Ultrapetrol (Bahamas) Ltd. ("Ultrapetrol"), UP Offshore Apoio Marítimo Ltda. ("UP Offshore Brazil"), Packet Maritime Inc. ("Packet") and Padow Shipping Inc. ("Padow", and together with Ultrapetrol, UP Offshore Brazil and Packet, the "Guarantors") refers to the Loan Agreement dated as of May 31, 2013 (as amended or supplemented, the "Loan Agreement") among, inter alios, (i) the Borrower, (ii) the banks and financial institutions listed on Schedule 1 thereto as lenders (the "Lenders") and (iii) DVB Bank SE, as Arranger, Agent and Security Trustee, pursuant to which the Lenders made available to the Borrower a $40,000,000 reducing, revolving credit facility.
Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter agreement (this "Letter Agreement") except as expressly provided in this Letter Agreement. In addition:
"BNDES" means Banco Nacional de Desenvolvimento Econômico e Social — BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the "Obligor") providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"Bonds" means Ultra petrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Forbearance Commencement Date" means January 11, 2016.
"Forbearance Period" means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.
"Forbearance Termination Date" means the earliest to occur of:
(a)	12:00 noon (New York Time) on March 31, 2016;
(b)	the failure after the date hereof of any of the Borrower or the Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 3 and 6 hereof;
(c)	the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two (2) Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;
(d)	the date any proceeding shall be instituted by or against any Security Party or Affiliate of any Security Party seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:
(i)	none of the Offshore Entities is named as a "debtor" in such proceeding;
(ii)	notwithstanding any provision contained herein to the contrary, the Creditor Parties may:
(1)	file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Loan Agreement (and for the purposes of such proof of claim, the Loan and all accrued interest
2

and other amounts accrued or owing under the Loan Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a "debtor" in such proceeding will contest such proof of claim or the amount being claimed therein; and
(2)	exercise all rights, remedies and objections available to them as a "creditor" in such proceeding; and
(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;
(e)	the date of the occurrence after the date hereof of any Event of Default under the Loan Agreement (other than any Event of Default waived or as otherwise provided for herein);
(f)	the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or
(g)	the 5th Business Day after Ultrapetrol and/or the Borrower gives notice to the Creditor Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Borrower shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.
"IFC" means the International Finance Corporation.
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Offshore Entities" means the entities listed on Schedule A hereto.
"OFID" means the OPEC Fund for International Development.
"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably
3

acceptable to the Creditor Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:
(a)	forbearance, extension and/or waiver of:
(i)	any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and
(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and
(b)	an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.
We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Loan Agreement:
1.	Extension of time for repayment under Clause 8.7 of the Loan Agreement during the Forbearance Period.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby grant an extension of time for the Borrower to make any repayments due under Clause 8.7 of the Loan Agreement during the Forbearance Period and that the repayments due under Clause 8.7 during the Forbearance Period are hereby deferred to and payable on the Forbearance Termination Date. For the avoidance of doubt, all payments of interest due under Clause 5 and Clause 6 of the Loan Agreement shall continue to be paid when due.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any repayment due in accordance with Clause 8.7 of the Loan Agreement for any period after the Forbearance Period.
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2.	Waiver of covenants with respect to the Time Charters and Service Contracts relating to UP Esmeralda under Clause 11.1(b) of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive compliance with Clauses 11.1(b) of the Loan Agreement during the Forbearance Period, insofar as each such covenant relates to the cancellation by Petrobras of the Time Charter and Service Contract relating to the UP Esmeralda.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of (a) any other provision of Clause 11 of the Loan Agreement for any period, or (b) Clause 11.1(b) of the Loan Agreement after the Forbearance Period.
3.	Waiver of financial covenants under Clause 12 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive compliance with Clause 12 of the Loan Agreement through the end of the Forbearance Period, provided that the Borrower shall provide the Creditor Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower, UP Offshore Bahamas and Ultrapetrol levels.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 12 of the Loan Agreement for any period after the Forbearance Period.
4.	Waiver of provision of additional security on the basis of the collateral maintenance ratio covenant under Clause 15 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive the Borrower's compliance with any obligation it may have to provide additional security or make any prepayment of the Loan pursuant to Clause 15.3 of the Loan Agreement during the Forbearance Period.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any provision of Clause 15 of the Loan Agreement for any period after the Forbearance Period.
5.	Waiver of anticipated Events of Default under Clause 20.1(a), Clause 20.1 (f), Clause 20.1(g), Clause 20.1(h), Clause 20.1(i), Clause 20.1(k), Clause 20.1(u)(i), Clause 20.1(v) and 20.1(x) of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1 through 4 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 20.1(a), Clause 20.1(f), Clause 20.1(g) and/or 20.1(x) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 20.1(u)(i) and/or Clause 20.1(v) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
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It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 20.1(h), Clause 20.1(i) and/or Clause 20.1(k) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 20 of the Loan Agreement for any period, or (b) Clause 20.1(a), Clause 20.1(f), Clause 20.1(g), Clause 20.1(h), Clause 20.1(i), Clause 20.1(k), Clause 20.1(u)(i), Clause 20.1(v) or Clause 20.1(x) of the Loan Agreement after the Forbearance Period.
6.	Covenants during the Forbearance Period.
During the Forbearance Period:
(a)	Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the Borrower, UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Guarantor or of the Borrower, provided that:
(i)	up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees, expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Creditor Parties; and
(ii)	funds in the Earnings Accounts may be used to effect payment of ordinary course business operating expenses (including but not limited to management fees and the allocable share of hire payments due to the third party joint venture party in respect of the operation of the UP Coral) related to (x) the Ships and (y) other vessels owned by any Offshore Entity that is not a Guarantor;
(b)	None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:
(i)	mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses), (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. ("Linford") under the Loan Agreement dated as of December 20, 2013 (the "Linford Loan Agreement") among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties (the "Linford Creditor Parties"), and (z) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. ("Ingatestone") under the Loan Agreement dated as of January 18, 2013 (the "Ingatestone Loan Agreement") among, inter alios,
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Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the "Ingatestone Creditor Parties"); and
(ii)	any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;
(c)	None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Creditor Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Creditor Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;
(d)	Ultrapetrol shall provide to the Creditor Parties unredacted copies of any restructuring plan (each, a "Plan") presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Creditor Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;
(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and
(iii)	provide status reports to the Creditor Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Creditor Parties;
(e)	Each of the Borrower and the Guarantors shall provide evidence satisfactory to the Creditor Parties relating to capital expenses as required by the Creditor Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);
(f)	At the Borrower's and/or Ultrapetrol's expense, the Borrower shall continue to, among other things, market each of the UP Esmeralda and shall provide the Credit Parties, on or before January 15, 2016, with a marketing plan reasonably satisfactory to the Credit Parties designed to effectuate and consummate the sale of the UP Esmeralda by the end of the Forbearance Period, and in connection with such sale:
(i)	the Borrower shall provide to the Credit Parties on or before January 15, 2016, a copy of the written agreement between the Borrower and the ship broker (the "Ship Broker")
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selected by the Borrower to market and sell the UP Esmeralda, such agreement to be on terms and conditions reasonably acceptable to the Credit Parties;
(ii)	on or before January 15, 2016, milestones to the sales process shall be agreed between the Borrower and the Credit Parties; and
(iii)	the Ship Broker shall provide weekly updates on the sales process to the Borrower with a copy to the Credit Parties to be received by e-mail directly from the Ship Broker at the same time as the Borrower, such weekly updates to be in form and substance reasonably satisfactory to the Credit Parties and to include, inter alia, details of any offers to purchase the UP Esmeralda that have been received by the Ship Broker; and
(g)	It is understood and agreed that the Agent, for and on behalf of (i) itself and the Creditor Parties, (ii) the Linford Creditor Parties, (iii) the Ingatestone Creditor Parties, (iv) DVB Bank SE, DVB Bank America N.V. and Banco Security as creditor parties (the "Jasper and Turquoise Creditor Parties") in respect of the financing of the UP Jasper and UP Turquoise (the "Jasper and Turquoise Credit Facility") and (iv) DVB Bank SE and DVB Bank America N.V. as creditor parties (the "Bilateral Creditor Parties", and together with the Creditor Parties, the Linford Creditor Parties, the Ingatestone Creditor Parties and the Jasper and Turquoise Creditor Parties, the "Offshore Creditor Parties") in respect of various bilateral credit facilities (the "Bilateral Credit Facilities") made available by them to certain of the Offshore Entities, have hired a strategic advisor (the "Strategic Advisor") to, inter alia:
(A)	review any Plan and any revisions or modifications thereto;
(B)	advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Jasper and Turquoise Credit Facility and the Bilateral Credit Facilities (collectively, the "Offshore Credit Facilities"); and
(C)	advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.
In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the "Security Parties" and/or "Obligors" under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.
7.	Borrower and Guarantor Representations and Warranties.
Each of the Borrower and each Guarantor hereby represents and warrants as follows:
(a)	The execution and delivery by the Borrower and each of the Guarantors of this Letter Agreement and the performance by each such Security Party of all of its agreements and obligations under the Loan Agreement, as amended hereby, are within such Security Party's corporate authority and have been duly authorized by all necessary corporate action on the part
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of such Security Party, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.
(b)	This Letter Agreement and the Loan Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Security Parties party hereto and are enforceable against such Security Parties in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.
(c)	The Borrower and each of the Guarantors certifies that:
(i)	there is no proceeding for the dissolution or liquidation of any Security Party;
(ii)	the representations and warranties contained in the Loan Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Loan Agreement or as contemplated by this Letter Agreement;
(iii)	there is no material misstatement of fact in any information provided by any of the Security Parties to the Creditor Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and
(iv)	it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.
8.	Conditions precedent to the effectiveness of this Letter Agreement.
This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Creditor Parties, of the following conditions precedent:
(a)	the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility); and
(b)	the Borrower shall pay to the Creditor Parties a fee of $15,000 in connection with this Letter Agreement, provided that the Creditor Parties agree that upon payment such fee shall be
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deducted from any restructuring fee the Creditor Parties request in connection with a restructuring of the obligations under the Loan Agreement.
9.	Reservation of rights.
It is acknowledged and agreed among the Borrower, the Guarantors and the Creditor Parties that the Creditor Parties expressly reserve all other rights and remedies to which they are entitled under the Loan Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Letter Agreement or any other Finance Document.
10.	Guarantors' confirmation.
Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Loan Agreement set out herein and confirms that the guarantee remains in full force and effect.
11.	No other amendments or waivers.
Other than as set forth in this Letter Agreement, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.
12.	Finance Document.
It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Loan Agreement.
13.	Governing law and jurisdiction.
The provisions of Clause 32 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter Agreement as if set out in full but so that references to "this Agreement" are amended to read "this Letter Agreement". All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.
[SIGNATURE PAGES FOLLOW]
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Sincerely,
UP OFFSHORE (BAHAMAS) LTD., as Borrower

By:	/s/ Damian Scokin
Name: Damian Scokin
Title: Director

ULTRAPETROL (BAHAMAS) LTD., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

UP OFFSHORE APOIO MARÍTOMO LTDA., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

PACKET MARITIME INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

PADOW SHIPPING INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

11

Subject to satisfaction of Conditions Precedent as stated in Paragraph 8, accepted and agreed this 11th day of January, 2016 by:
DVB BANK AMERICA N.V., as Arranger, Agent and Security Trustee

By:	/s/ Daniel C. Rodgers
Name: Daniel C. Rodgers
Title: Attorney-in-Fact

DVB BANK SE, as Lender

By:	/s/ Daniel C. Rodgers
Name: Daniel C. Rodgers
Title: Attorney-in-Fact

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SCHEDULE A
List of Offshore Entities
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporacion de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Topazio Shipping LLC
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SCHEDULE B
List of Scheduled Permitted Payments under
Natixis Credit Facility and BNDES Loan Agreement
Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

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Exhibit 4.27

To:
DVB Bank SE, as Lender, Swap Bank, Arranger, Underwriter,      Facility Agent, Security Agent and Documentation Agent
Platz der Republik 6
60325 Frankfurt am Main
Germany
Attention: Loan Administration Manager
Fax No: +49 69 97 50 4444

 -and-
Attention: Camila Policarpio
c/o DVB Transport (US) LLC
609 Fifth Avenue, 5th Floor
New York, New York 10017
Facsimile: +212 858 2663
 Email: Camila.Policarpio@dvbbank.com

January 11, 2016
Dear Sirs:
Each of UP Offshore (Bahamas) Ltd. ("UP Offshore Bahamas" or the "Borrower"), Ultrapetrol (Bahamas) Ltd. ("Ultrapetrol"), UP Offshore Apoio Marítimo Ltda. ("UP Offshore Brazil"), Packet Maritime Inc. ("Packet") and Padow Shipping Inc. ("Padow") refers to the Loan Agreement dated as of December 28, 2006 (as amended, the "Loan Agreement") among, inter alios, (i) the Borrower (ii) Ultrapetrol, UP Offshore Brazil, Packet and Padow as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions listed on Schedule 1 thereto as lenders (the "Lenders"), (iv) DVB Bank SE (formerly DVB Bank AG) as Swap Bank, and (v) DVB Bank SE (formerly DVB Bank AG) as Arranger, Underwriter, Facility Agent (in such capacity, the "Agent"), Security Agent and Documentation Agent, pursuant to which the Lenders made available to the Borrower a senior secured post-delivery term loan facility of up to $61,305,555.50 for the purpose of refinancing the Refinanced Vessels.
Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter agreement (this "Letter Agreement") except as expressly provided in this Letter Agreement. In addition:
"BNDES" means Banco Nacional de Desenvolvimento Econȏmico e Social — BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the "Obligor") providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Forbearance Commencement Date" means January 11, 2016.

"Forbearance Period" means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.
"Forbearance Termination Date" means the earliest to occur of:
(a)	12:00 noon (New York Time) on March 31, 2016;
(b)	the failure after the date hereof of any of the Borrower or the Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 2 and 5 hereof;
(c)	the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two (2) Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;
(d)	the date any proceeding shall be instituted by or against any Obligor or Affiliate of any Obligor seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:
  (i)            none of the Offshore Entities is named as a "debtor" in such proceeding;
  (ii)            notwithstanding any provision contained herein to the contrary, the Credit Parties may:
(1)	file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Loan Agreement (and for the purposes of such proof of claim, the Loan and all accrued interest and other amounts accrued or owing under the Loan Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a "debtor" in such proceeding will contest such proof of claim or the amount being claimed therein; and
(2)	exercise all rights, remedies and objections available to them as a "creditor" in such proceeding; and
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(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;
(e)	the date of the occurrence after the date hereof of any Event of Default under the Loan Agreement (other than any Event of Default waived or as otherwise provided for herein);
(f)	the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or
(g)	the 5th Business Day after Ultrapetrol and/or the Borrower gives notice to the Credit Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Borrower shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.
"IFC" means the International Finance Corporation.
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Offshore Entities" means the entities listed on Schedule A hereto.
"OFID" means the OPEC Fund for International Development.
"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Credit Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:
(a)            forbearance, extension and/or waiver of:
(i)	any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
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(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and
(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and
(b)	an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.
We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Loan Agreement:
1.	Extension of time for repayment instalments due under Clause 7.1 of the Loan Agreement during the Forbearance Period.
It is acknowledged and agreed among the Borrower and the Credit Parties that the Credit Parties hereby grant an extension of time for the Borrower to make quarterly repayment instalments due under Clause 7.1 of the Loan Agreement during the Forbearance Period and that the quarterly repayment instalments due under Clause 7.1 during the Forbearance Period are hereby deferred to and payable on the Forbearance Termination Date. For the avoidance of doubt, all payments of interest due under Clause 5 and Clause 6 of the Loan Agreement shall continue to be paid when due.
The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of any repayment instalments due in accordance with Clause 7.1 of the Loan Agreement for any period after the Forbearance Period.
2.	Waiver of financial covenants under Clause 11 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive compliance with Clause 11 of the Loan Agreement through the end of the Forbearance Period, provided that the Borrower shall provide the Creditor Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower, UP Offshore Bahamas and Ultrapetrol levels.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 11 of the Loan Agreement for any period after the Forbearance Period.
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3.	Waiver of Security coverage under Clause 10.3 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Credit Parties that the Credit Parties hereby waive compliance with Clause 10.3 of the Loan Agreement through the end of the Forbearance Period.
The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 10.3 of the Loan Agreement for any period after the Forbearance Period.
4.	Waiver of anticipated Events of Default under Clause 14.1(a), Clause 14.1(b), Clause 14.1(c), Clause 14.1(f), Clause 14.1(i), Clause 14.1(q), Clause 14.1(r) and Clause 14.1(s) of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1 through 2 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 14.1(a) Clause 14.1(b) and/or Clause 14.1(s) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
It is further acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 14.1(q) and/or Clause 14.1(r) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
It is further acknowledged and agreed among the Borrower and the Credit Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 14.1(c), Clause 14.1(f) and/or Clause 14.1(i) of the Loan Agreement, the Credit Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
The Borrower and the Credit Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 20 of the Loan Agreement for any period, or (b) Clause 14.1(a), Clause 14.1(b), Clause 14.1(c), Clause 14.1(f), Clause 14.1(g), Clause 14.1(j), Clause 14.1(q), Clause 14.1(r) and Clause 14.1(s) of the Loan Agreement after the Forbearance Period.
5.	Covenants during the Forbearance Period.
During the Forbearance Period:
(a)	Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the Borrower, UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Guarantor or of the Borrower, provided that up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees, expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Credit Parties;
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(b)	None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:
(i)	mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses), (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. ("Linford") under the Loan Agreement dated as of December 20, 2013 (the "Linford Loan Agreement") among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties (the "Linford Creditor Parties"), and (z) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. ("Ingatestone") under the Loan Agreement dated as of January 18, 2013 (the "Ingatestone Loan Agreement") among, inter alios, Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the "Ingatestone Creditor Parties"); and
(ii)	any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;
(c)	None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Credit Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Credit Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;
(d)	Ultrapetrol shall provide to the Credit Parties unredacted copies of any restructuring plan (each, a "Plan") presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Credit Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;
(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and
(iii)	provide status reports to the Credit Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Credit Parties;
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(e)	Each of the Borrower and the Guarantors shall provide evidence satisfactory to the Credit Parties relating to capital expenses as required by the Credit Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);
(f)	The Borrower shall provide the Credit Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower and Ultrapetrol levels;
(g)	At the Borrower's and/or Ultrapetrol's expense, the Borrower shall continue to, among other things, market each of the UP Esmeralda and shall provide the Credit Parties, on or before January 15, 2016, with a marketing plan reasonably satisfactory to the Credit Parties designed to effectuate and consummate the sale of the UP Esmeralda by the end of the Forbearance Period, and in connection with such sale:
(i)	the Borrower shall provide to the Credit Parties on or before January 15, 2016, a copy of the written agreement between the Borrower and the ship broker (the "Ship Broker") selected by the Borrower to market and sell the UP Esmeralda, such agreement to be on terms and conditions reasonably acceptable to the Credit Parties;
(ii)	on or before January 15, 2016, milestones to the sales process shall be agreed between the Borrower and the Credit Parties; and
(iii)	the Ship Broker shall provide weekly updates on the sales process to the Borrower with a copy to the Credit Parties to be received by e-mail directly from the Ship Broker at the same time as the Borrower, such weekly updates to be in form and substance reasonably satisfactory to the Credit Parties and to include, inter alia, details of any offers to purchase the UP Esmeralda that have been received by the Ship Broker; and
(h)	It is understood and agreed that the Agent, for and on behalf of (i) itself and the Credit Parties, (ii) the Linford Creditor Parties, (iii) the Ingatestone Creditor Parties, (iv) DVB Bank SE, DVB Bank America N.V. and Banco Security as creditor parties (the "Jasper and Turquoise Creditor Parties") in respect of the financing of the UP Jasper and UP Turquoise (the "Jasper and Turquoise Credit Facility") and (v) DVB Bank SE and DVB Bank America N.V. as creditor parties (the "Bilateral Creditor Parties", and together with the Credit Parties, the Linford Creditor Parties, the Ingatestone Creditor Parties and the Jasper and Turquoise Creditor Parties, the "Offshore Creditor Parties") in respect of various bilateral credit facilities (the "Bilateral Credit Facilities") made available by them to certain of the Offshore Entities, shall hire a strategic advisor (the "Strategic Advisor") to, inter alia:
(A)	review any Plan and any revisions or modifications thereto;
(B)	advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Ingatestone Loan Agreement, the Jasper and Turquoise Credit
7

Facility and the Bilateral Credit Facilities (collectively, the "Offshore Credit Facilities"); and
(C)	advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.
In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the "Security Parties" and/or "Obligors" under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.
6.	Borrower and Guarantor Representations and Warranties.
Each of the Borrower and the Guarantors hereby represents and warrants as follows:
(a)	The execution and delivery by the Borrower and each of the Guarantors of this Letter Agreement and the performance by each such Obligor of all of its agreements and obligations under the Loan Agreement, as amended hereby, are within such Obligor's corporate authority and have been duly authorized by all necessary corporate action on the part of such Obligor, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.
(b)	This Letter Agreement and the Loan Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Obligors party hereto and are enforceable against such Obligors in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.
(c)	The Borrower and each Guarantor certifies that:
(i)	there is no proceeding for the dissolution or liquidation of any Obligor;
(ii)	the representations and warranties contained in the Loan Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Loan Agreement or as contemplated by this Letter Agreement;
(iii)	there is no material misstatement of fact in any information provided by any of the Obligors to the Credit Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and
8

(iv)	it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.
7.	Conditions precedent to the effectiveness of this Letter Agreement.
This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Credit Parties, of the following conditions precedent:
(a)	the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility); and
(b)	the Borrower shall pay to the Credit Parties a fee of $15,000 in connection with this Letter Agreement, provided that the Credit Parties agree that upon payment such fee shall be deducted from any restructuring fee the Credit Parties request in connection with a restructuring of the obligations under the Loan Agreement.
8.	Reservation of rights.
It is acknowledged and agreed among the Borrower, the Guarantors and the Credit Parties that the Credit Parties expressly reserve all other rights and remedies to which they are entitled under the Loan Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Letter Agreement or any other Finance Document.
9.	Guarantors' confirmation.
Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Loan Agreement set out herein and confirms that the guarantee remains in full force and effect.
10.	No other amendments or waivers.
Other than as set forth in this Letter Agreement, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.
11.	Finance Document.
It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Loan Agreement.
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12.	Governing law and jurisdiction.

The provisions of Clause 26 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter Agreement as if set out in full but so that references to "this Agreement" are amended to read "this Letter Agreement". All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.
[SIGNATURE PAGES FOLLOW]
10

Sincerely,
UP OFFSHORE (BAHAMAS) LTD., as Borrower

By:	/s/ Damian Scokin
Name: Damian Scokin
Title: Director

ULTRAPETROL (BAHAMAS) LTD., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title: Officer

UP OFFSHORE APOIO MARÍTIMO LTDA., as Guarantor

By:	/s/ Atul Sethi
Name: Atul Sethi
Title: Authorized Signatory

PADOW SHIPPING INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title: Authorized Signer

PACKET MARITIME INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title: Authorized Signer

11

Subject to satisfaction of Conditions Precedent as stated in Paragraph 7, accepted and agreed this 11th day of January, 2016 by:
DVB BANK SE, as Lender, Swap Bank, Arranger, Underwriter,
       Facility Agent, Security Agent and Documentation Agent

By:	/s/ Daniel C. Rodgers
Name:	Daniel C. Rodgers
Title:	Attorney-in-Fact

12

SCHEDULE A
List of Offshore Entities
UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Maritimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
Topazio Shipping LLC
13

SCHEDULE B
List of Scheduled Permitted Payments under
 Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

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Exhibit 4.28

To:	DVB Bank America N.V., as Agent, Security Trustee and as a Lender Gaitoweg 35 Willemstad, Curacao Attention: Natacha Bloem / Eric Maduro Facsimile: +5999 465 2366 Email: TLS.Curacao@dvbbank.com

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com

-and-

NIBC Bank N.V., as Lender
Carnegieplein 4
2517 KJ
The Hague, The Netherlands
Attention: Jeroen van der Putten, Lyubka Sokolova, Sammi Tang and Jan Raateland
Facsimile: +31 70 3425 577
Email: Jeroen.van.der.Putten@nibc.com / Lyubka.Sokolova@nibc.com /
             sammi.tang@nibc.com / jan.raateland@nibc.com

January 11, 2016

Dear Sirs:

Each of Linford Trading Inc. (the “Borrower”), Ultrapetrol (Bahamas) Limited (“Ultrapetrol”), UP Offshore (Bahamas) Ltd. (“UP Offshore Bahamas”), Leeward Shipping Inc. (“Leeward”) and Jura Shipping Inc. (“Jura”) refers to the Loan Agreement dated as of December 20, 2013 (as amended or supplemented, the “Loan Agreement”) among, inter alios, (i) the Borrower (ii) Ultrapetrol, UP Offshore Bahamas, Leeward and Jura as joint and several guarantors (the “Guarantors”), (iii) the banks and financial institutions listed on Schedule 1 thereto as lenders (the “Lenders”) and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee, pursuant to which the Lenders made available to the Borrower a senior secured post-delivery term loan facility of up to $38,400,000 for the purpose of partially refinancing the acquisition of the Ships.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter agreement (this “Letter Agreement”) except as expressly provided in this Letter Agreement. In addition:

“BNDES” means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa publica federal, with offices at Avenida Republica do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

“BNDES Loan Agreement” means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the “Obligor”) providing for BNDES to make available to the Obliger a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

“Bonds” means Ultrapetrol’s 8.875% First Preferred Mortgage Notes Due 2021.

“Forbearance Commencement Date” means January 11, 2016.

“Forbearance Period” means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.

“Forbearance Termination Date” means the earliest to occur of:

(a)	12:00 noon (New York Time) on March 31, 2016;

(b)
the failure after the date hereof of any of the Borrower or the Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 2 and 5 hereof;

(c)
the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two (2) Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;

(d)
the date any proceeding shall be instituted by or against any Security Party or Affiliate of any Security Party seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:

	(i)	none of the Offshore Entities is named as a “debtor” in such proceeding;

2

	(ii)	notwithstanding any provision contained herein to the contrary, the Creditor Parties may:

(1)
file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Loan Agreement (and for the purposes of such proof of claim, the Loan and all accrued interest and other amounts accrued or owing under the Loan Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a “debtor” in such proceeding will contest such proof of claim or the amount being claimed therein; and

(2) exercise all rights, remedies and objections available to them as a “creditor” in such proceeding; and

	(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;

(e)	the date of the occurrence after the date hereof of any Event of Default under the Loan Agreement (other than any Event of Default waived or as otherwise provided for herein);

(f)
the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or

(g)
the 5th Business Day after Ultrapetrol and/or the Borrower gives notice to the Creditor Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Borrower shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.

“IFC” means the International Finance Corporation.

“Indenture” means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.

“Offshore Entities” means the entities listed on Schedule A hereto.

“OFID” means the OPEC Fund for International Development.

3

“Third Party Forbearance Agreement” means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Creditor Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

(i)
any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

	(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and

	(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and

(b)
an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.

We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Loan Agreement:

1.	Extension of time for repayment instalments due under Clause 8.1 of the Loan Agreement during the Forbearance Period.

It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby grant an extension of time for the Borrower to make quarterly repayment instalments due under Clause 8.1 of the Loan Agreement during the Forbearance Period and that the quarterly repayment instalments due under Clause 8.1 during the Forbearance Period are hereby deferred to and payable on the Forbearance Termination Date. For the avoidance of doubt, all payments of interest due under Clause 5 and Clause 6 of the Loan Agreement shall continue to be paid when due.

The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any repayment instalments due in accordance with Clause 8.1 of the Loan Agreement for any period after the Forbearance Period.

4

2.	Waiver of financial covenants under Clause 12 of the Loan Agreement.

It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive compliance with Clause 12 of the Loan Agreement through the end of the Forbearance Period, provided that the Borrower shall provide the Creditor Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower, UP Offshore Bahamas and Ultrapetrol levels.

The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 12 of the Loan Agreement for any period after the Forbearance Period.

3.	Waiver of provision of additional security on the basis of the collateral maintenance ratio covenant under Clause 15 of the Loan Agreement.

It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive the Borrower’s compliance with any obligation it may have to provide additional security or make any prepayment of the Loan pursuant to Clause 15.3 of the Loan Agreement during the Forbearance Period.

The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any provision of Clause 15 of the Loan Agreement for any period after the Forbearance Period.

4.
Waiver of anticipated Events of Default under Clause 20.1(a), Clause 20.1(f), Clause 20.1(g), Clause 20.1(h), Clause 20.1(i), Clause 20.1(k), Clause 20.1(u)(i) and Clause 20.1(v) of the Loan Agreement.

It is acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1 through 3 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 20.l(a), Clause 20.l(f) and/or Clause 20.l(g) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 20.l(u)(i) and/or Clause 20.l(v) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 20.l(h), Clause 20.l(i) and/or Clause 20.l(k) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 20 of the Loan Agreement for any period, or (b) Clause 20.l(a), Clause 20.l(f), Clause 20.l(g), Clause 20.l(h), Clause 20.l(i), Clause 20.l(k), Clause 20.l(u)(i) or Clause 20.l(v) of the Loan Agreement after the Forbearance Period.

5

5.	Covenants during the Forbearance Period.

During the Forbearance Period:

(a)
Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the Borrower, UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Guarantor or of the Borrower, provided that:

(i)
up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees, expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Creditor Parties; and

(ii)
funds in the Earnings Accounts may be used to effect payment of ordinary course business operating expenses (including but not limited to management fees and the allocable share of hire payments due to the third party joint venture party in respect of the operation of the UP Coral) related to (x) the Ships and (y) other vessels owned by any Offshore Entity that is not a Guarantor;

(b)
None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:

(i)
mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses) and (y) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. (“Ingatestone”) under the Loan Agreement dated as of January 18, 2013 (the “Ingatestone Loan Agreement”) among, inter alios, Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the “Ingatestone Creditor Parties”); and

(ii)
any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;

(c)
None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Creditor Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Creditor Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;

6

(d)
Ultrapetrol shall provide to the Creditor Parties unredacted copies of any restructuring plan (each, a “Plan”) presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:

(i)
on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Creditor Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;

(ii)
provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and

	(iii)	provide status reports to the Creditor Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Creditor Parties;

(e)
Each of the Borrower and the Guarantors shall provide evidence satisfactory to the Creditor Parties relating to capital expenses as required by the Creditor Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements); and

(f)
It is understood and agreed that the Agent, for and on behalf of (i) itself and the Creditor Parties, (ii) the Ingatestone Creditor Parties, (iii) DVB Bank SE, DVB Bank America N.V. and Banco Security as creditor parties (the “Jasper and Turquoise Creditor Parties”) in respect of the financing of the UP Jasper and UP Turquoise (the “Jasper and Turquoise Credit Facility”) and (iv) DVB Bank SE and DVB Bank America N.V. as creditor parties (the “Bilateral Creditor Parties”, and together with the Creditor Parties, the Ingatestone Creditor Parties and the Jasper and Turquoise Creditor Parties, the “Offshore Creditor Parties”) in respect of various bilateral credit facilities (the “Bilateral Credit Facilities”) made available by them to certain of the Offshore Entities, have hired a strategic advisor (the “Strategic Advisor”) to, inter alia:

	(A)	review any Plan and any revisions or modifications thereto;

(B)
advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Ingatestone Loan Agreement, the Jasper and Turquoise Credit Facility and the Bilateral Credit Facilities (collectively, the “Offshore Credit Facilities”); and

(C)
advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.

In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all

7

such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the “Security Parties” and/or “Obligors” under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.

6.	Borrower and Guarantor Representations and Warranties.

Each of the Borrower and each Guarantor hereby represents and warrants as follows:

(a)
The execution and delivery by the Borrower and each of the Guarantors of this Letter Agreement and the performance by each such Security Party of all of its agreements and obligations under the Loan Agreement, as amended hereby, are within such Security Party’s corporate authority and have been duly authorized by all necessary corporate action on the part of such Security Party, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.

(b)
This Letter Agreement and the Loan Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Security Parties party hereto and are enforceable against such Security Parties in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(c)	The Borrower and each of the Guarantors certifies that:

	(i)	there is no proceeding for the dissolution or liquidation of any Security Party;

(ii)
the representations and warranties contained in the Loan Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Loan Agreement or as contemplated by this Letter Agreement;

(iii)
there is no material misstatement of fact in any information provided by any of the Security Parties to the Creditor Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv)
it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.

7.	Conditions precedent to the effectiveness of this Letter Agreement.

This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Creditor Parties, of the following conditions precedent:

8

(a)
the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility);

(b)	the Borrower shall prepay the Loan in an amount equal to the greater of (x) the balance held in the Debt Service Reserve Account on December 21, 2015, and (y) $1,800,000; and

(c)
the Borrower shall pay to the Creditor Parties a fee of $40,000 in connection with this Letter Agreement, provided that the Creditor Parties agree that upon payment such fee shall be deducted from any restructuring fee the Creditor Parties request in connection with a restructuring of the obligations under the Loan Agreement.

8.	Reservation of rights.

It is acknowledged and agreed among the Borrower, the Guarantors and the Creditor Parties that the Creditor Parties expressly reserve all other rights and remedies to which they are entitled under the Loan Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Letter Agreement or any other Finance Document.

9.	Guarantors’ confirmation.

Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Loan Agreement set out herein and confirms that the guarantee remains in full force and effect.

10.	No other amendments or waivers.

Other than as set forth in this Letter Agreement, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.

11.	Finance Document.

It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Loan Agreement.

12.	Governing law and jurisdiction.

The provisions of Clause 32 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter Agreement as if set out in full but so that references to “this Agreement” are amended to read “this Letter Agreement”. All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.

[SIGNATURE PAGES FOLLOW]

9

Sincerely,

LINFORD TRADING INC.,
as Borrower

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

ULTRAPETROL (BAHAMAS) LTD.,
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UP OFFSHORE (BAHAMAS) LTD.,
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

LEEWARD SHIPPING INC.,
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

JURA SHIPPING INC.,
as Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

10

Subject to satisfaction of Conditions Precedent as stated in Paragraph 7, accepted and agreed this 11th day of January, 2016 by:

DVB BANK SE, as Agent, Security Trustee and as a Lender

By:	/s/ Daniel C. Rodgers
Name:	Daniel C. Rodgers
Title:	Attorney-in-Fact

NIBC BANK N.V., as a Lender

By:	/s/ Hans A. Nagtegaal
Name:	Hans A. Nagtegaal
Title:	Director

By:	/s/ Piet Zippro
Name:	Piet Zippro
Title:

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SCHEDULE A
List of Offshore Entities

Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Topazio Shipping LLC

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SCHEDULE B
List of Scheduled Permitted Payments under
 Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

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Exhibit 4.29

To:
DVB Bank America N.V., as Agent, Security Trustee and Lender
Gaitoweg 35
Willemstad, Curacao
Attention: Natacha Bloem / Eric Maduro
Facsimile: +5999 465 2366
 Email: TLS.Curacao@dvbbank.com

-and-
DVB Bank SE, as Swap Bank
c/o DVB Transport (US) LLC
609 Fifth Avenue, 5th Floor
New York, New York 10017
Attention: Camila Policarpio
Facsimile: +212 858 2663
 Email: Camila.Policarpio@dvbbank.com
NIBC Bank N.V., as Lender and Swap Bank
Carnegieplein 4
2517 KJ
The Hague, The Netherlands
Attention: Jeroen van der Putten, Lyubka Sokolova, Sammi Tang and Jan Raateland
 Facsimile: +31 70 3425 577
Email:  Jeroen.van.der.Putten@nibc.com / Lyubka.Sokolova@nibc.com /
              sammi.tang@nibc.com/jan.raateland@nibc.com
ABN AMRO Capital USA LLC, as Lender
100 Park Avenue
New York, NY 10017
Attn: Francis Birkeland
Facsimile: +917 284 6683
 Email: francis.birkeland@abnamro.com
-and-
Attn: Glenn Ransier / Elsy Garcia, Trade Finance Operations
 Email: tradefinance@abnamro.com
-and-
ABN AMRO Bank N.V., as Swap Bank
Financial Restructuring & Recovery | International Restructuring & Recovery
Foppingadreef 22 | 1102 BS Amsterdam | The Netherlands
P.O. Box 283 | 1000 EA Amsterdam | PAC: AA 8531
Attn: Richard Klompjan and Tiziana Mirabello
Facsimile: N/A
 Email: richard.klompjan@nl.abnamro.com / tiziana.mirabello@nl.abnamro.com

January 11, 2016
Dear Sirs:
Each of Ingatestone Holdings Inc. (the "Borrower"), Ultrapetrol (Bahamas) Limited ("Ultrapetrol"), UP Offshore (Bahamas) Ltd. ("UP Offshore Bahamas"), Bayshore Shipping Inc. ("Bayshore"), Amber Shipping Inc. ("Amber", formerly known as Gracebay Shipping Inc.), Springwater Shipping Inc. ("Springwater") and Woodrow Shipping Inc. ("Woodrow") refers to the Loan Agreement dated as of January 18, 2013 (as amended by a Letter Agreement dated April 5, 2013, a Letter Agreement dated June 26, 2013, a Letter Agreement dated August 27, 2014, and a Letter Agreement dated March 26, 2015, the "Loan Agreement") among, inter alios, (i) the Borrower (ii) Ultrapetrol, UP Offshore Bahamas, Bayshore, Amber, Springwater and Woodrow as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions listed on Schedule 1 thereto as lenders (the "Lenders"), (iv) the banks and financial institutions listed on Schedule 2 thereto as Swap Banks, and (v) DVB Bank America N.V. as Arranger, Agent and Security Trustee, pursuant to which the Lenders made available to the Borrower a senior secured post-delivery term loan facility of up to $84,000,000 for the purpose of financing or refinancing the acquisition of the Ships.
Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter agreement (this "Letter Agreement") except as expressly provided in this Letter Agreement. In addition:
"BNDES" means Banco Nacional de Desenvolvimento Econȏmico e Social — BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. (the "Obligor") providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Forbearance Commencement Date" means January 11, 2016.
"Forbearance Period" means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.
"Forbearance Termination Date" means the earliest to occur of:
(a)	12:00 noon (New York Time) on March 31, 2016;
(b)	the failure after the date hereof of any of the Borrower or the Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 3 and 7 hereof;
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(c)	the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two (2) Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;
(d)	the date any proceeding shall be instituted by or against any Security Party or Affiliate of any Security Party seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:
(i)                none of the Offshore Entities is named as a "debtor" in such proceeding;
(ii)	notwithstanding any provision contained herein to the contrary, the Creditor Parties may:
(1)	file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Loan Agreement (and for the purposes of such proof of claim, the Loan and all accrued interest and other amounts accrued or owing under the Loan Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a "debtor" in such proceeding will contest such proof of claim or the amount being claimed therein; and
(2)	exercise all rights, remedies and objections available to them as a "creditor" in such proceeding; and
(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;
(e)	the date of the occurrence after the date hereof of any Event of Default under the Loan Agreement (other than any Event of Default waived or as otherwise provided for herein);
(f)	the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been
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executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or
(g)	the 5th Business Day after Ultrapetrol and/or the Borrower gives notice to the Creditor Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Borrower shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.
"IFC' means the International Finance Corporation.
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Offshore Entities" means the entities listed on Schedule A hereto.
"OFID" means the OPEC Fund for International Development.
"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Creditor Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:
(a)            forbearance, extension and/or waiver of:
(i)	any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and
(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and
(b)	an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement,
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it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.
We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Loan Agreement:
1.	Extension of time for repayment instalments due under Clause 8.1 of the Loan Agreement during the Forbearance Period.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby grant an extension of time for the Borrower to make quarterly repayment instalments due under Clause 8.1 of the Loan Agreement during the Forbearance Period and that the quarterly repayment instalments due under Clause 8.1 during the Forbearance Period are hereby deferred to and payable on the Forbearance Termination Date. For the avoidance of doubt, all payments of interest due under Clause 5 and Clause 6 of the Loan Agreement shall continue to be paid when due.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any repayment instalments due in accordance with Clause 8.1 of the Loan Agreement for any period after the Forbearance Period.
2.	Waiver of covenants with respect to the Time Charters and Service Contracts relating to each of UP Pearl and UP Amber under Clauses 11.1(a) and (b) and Clauses 11.2(j)(iii) and (iv) of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive compliance with Clauses 11.1(a), 11.1(b), 11.2(j)(iii) and 11.2(j)(iv) of the Loan Agreement during the Forbearance Period, insofar as each such covenant relates to the cancellation by Petrobras of the Time Charter and Service Contract relating to each of the UP Pearl and the UP Amber.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of (a) any other provision of Clause 11 of the Loan Agreement for any period, or (b) Clauses 11.1(a), 11.1(b), 11.2(j)(iii) and 11.2(j)(iv) of the Loan Agreement after the Forbearance Period.
3.	Waiver of financial covenants under Clause 12 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive compliance with Clause 12 of the Loan Agreement through the end of the Forbearance Period, provided that the Borrower shall maintain or cause to be maintained in the Earnings Accounts at all times during the Forbearance Period Consolidated Liquidity in the amount of $3,000,000 and shall provide the Creditor Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Borrower, UP Offshore Bahamas and Ultrapetrol levels.
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The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 12 of the Loan Agreement for any period after the Forbearance Period.
4.	Waiver of provision of additional security on the basis of the collateral maintenance ratio covenant under Clause 15 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive the Borrower's compliance with any obligation it may have to provide additional security or make any prepayment of the Loan pursuant to Clause 15.3 of the Loan Agreement during the Forbearance Period.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any provision of Clause 15 of the Loan Agreement for any period after the Forbearance Period.
5.	Waiver of requirement to fund the Debt Service Reserve Account under Clause 19.4 of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that the Creditor Parties hereby waive the Borrower's compliance with any obligation to deposit any amounts into the Debt Service Reserve Account pursuant to Clause 19.4 of the Loan Agreement or, except as provided in Paragraph 3 above, to maintain any minimum balance in the Debt Service Reserve Account pursuant to Clause 19.4 of the Loan Agreement, during the Forbearance Period.
The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 19.4 of the Loan Agreement for any period after the Forbearance Period.
6.	Waiver of anticipated Events of Default under Clause 20.1(a), Clause 20.1 (f), Clause 20.1(g), Clause 20.1(h), Clause 20.1(i), Clause 20.1(k), Clause 20.1(u)(i), Clause 20.1(v) and 20.1(x) of the Loan Agreement.
It is acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1 through 4 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 20.1(a), Clause 20.1(f), Clause 20.1(g) and/or 20.1(x) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 20.1(u)(i) and/or Clause 20.1(v) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
It is further acknowledged and agreed among the Borrower and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 20.1(h), Clause 20.1(i) and/or Clause 20.1(k) of the Loan Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.
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The Borrower and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 20 of the Loan Agreement for any period, or (b) Clause 20.1(a), Clause 20.1(f), Clause 20.1(g), Clause 20.1(h), Clause 20.1(i), Clause 20.1(k), Clause 20.1(u)(i), Clause 20.1(v) or Clause 20.1(x) of the Loan Agreement after the Forbearance Period.
7.            Covenants during the Forbearance Period.
During the Forbearance Period:
(a)	Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the Borrower, UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Guarantor or of the Borrower, provided that:
(i)	up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees, expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Creditor Parties; and
(ii)	subject to the Consolidated Liquidity requirement in Paragraph 3 above, funds in the Earnings Accounts may be used to effect payment of ordinary course business operating expenses (including but not limited to management fees and the allocable share of hire payments due to the third party joint venture party in respect of the operation of the UP Coral) related to (x) the Ships and (y) other vessels owned by any Offshore Entity that is not a Guarantor;
(b)	None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:
(i)	mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses) and (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. ("Linford") under the Loan Agreement dated as of December 20, 2013 (the "Linford Loan Agreement") among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties (the "Linford Creditor Parties"); and
(ii)	any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;
(c)	None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional
7

to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Creditor Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Creditor Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;
(d)	Ultrapetrol shall provide to the Creditor Parties unredacted copies of any restructuring plan (each, a "Plan") presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Creditor Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;
(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and
(iii)	provide status reports to the Creditor Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Creditor Parties;
(e)	Each of the Borrower and the Guarantors shall provide evidence satisfactory to the Creditor Parties relating to capital expenses as required by the Creditor Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);
(f)	At the Borrower's and/or Ultrapetrol's expense, the Borrower shall continue to, among other things, market each of the UP Jade, the UP Amber, and the UP Pearl (the "Sale Vessels") and shall provide the Creditor Parties, on or before January 15, 2016, with a marketing plan reasonably satisfactory to the Creditor Parties designed to effectuate and consummate the sale of each of the Sale Vessels by the end of the Forbearance Period, and in connection with such sale:
(i)	the Borrower shall provide to the Creditor Parties on or before January 15, 2016, a copy of the written agreement between the Borrower and the ship broker (the "Ship Broker") selected by the Borrower to market and sell the Sale Ships, such agreement to be on terms and conditions reasonably acceptable to the Creditor Parties;
(ii)	on or before January 15, 2016, milestones to the sales process shall be agreed between the Borrower and the Creditor Parties; and
(iii)	the Ship Broker shall provide weekly updates on the sales process to the Borrower with a copy to the Creditor Parties to be received by e-mail directly from the Ship Broker at the same time as the Borrower, such weekly updates to be in form and substance
8

reasonably satisfactory to the Creditor Parties and to include, inter alia, details of any offers to purchase the Sale Vessels that have been received by the Ship Broker; and
(g)	It is understood and agreed that the Agent, for and on behalf of (i) itself and the Creditor Parties, (ii) the Linford Creditor Parties, (iii) DVB Bank SE, DVB Bank America N.V. and Banco Security as creditor parties (the "Jasper and Turquoise Creditor Parties") in respect of the financing of the UP Jasper and UP Turquoise (the "Jasper and Turquoise Credit Facility") and (iv) DVB Bank SE and DVB Bank America N.V. as creditor parties (the "Bilateral Creditor Parties", and together with the Creditor Parties, the Linford Creditor Parties and the Jasper and Turquoise Creditor Parties, the "Offshore Creditor Parties") in respect of various bilateral credit facilities (the "Bilateral Credit Facilities") made available by them to certain of the Offshore Entities, have hired a strategic advisor (the "Strategic Advisor") to, inter alia:
(A)	review any Plan and any revisions or modifications thereto;
(B)	advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Jasper and Turquoise Credit Facility and the Bilateral Credit Facilities (collectively, the "Offshore Credit Facilities"); and
(C)	advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.
In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the "Security Parties" and/or "Obligors" under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.
8.            Borrower and Guarantor Representations and Warranties.
Each of the Borrower and each Guarantor hereby represents and warrants as follows:
(a)	The execution and delivery by the Borrower and each of the Guarantors of this Letter Agreement and the performance by each such Security Party of all of its agreements and obligations under the Loan Agreement, as amended hereby, are within such Security Party's corporate authority and have been duly authorized by all necessary corporate action on the part of such Security Party, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.
(b)	This Letter Agreement and the Loan Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Security Parties party hereto and are enforceable against such Security Parties in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.
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(c)            The Borrower and each of the Guarantors certifies that:
(i)	there is no proceeding for the dissolution or liquidation of any Security Party;
(ii)	the representations and warranties contained in the Loan Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Loan Agreement or as contemplated by this Letter Agreement;
(iii)	there is no material misstatement of fact in any information provided by any of the Security Parties to the Creditor Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and
(iv)	it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.
9.            Conditions precedent to the effectiveness of this Letter Agreement.
This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Creditor Parties, of the following conditions precedent:
(a)	the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility);
(b)	the Borrower shall prepay the Loan in an amount equal to the greater of (x) the balance held in the Debt Service Reserve Account on December 21, 2015, and (y) $2,500,000; and
(c)	the Borrower shall pay to the Creditor Parties a fee of $100,000 in connection with this Letter Agreement, provided that the Creditor Parties agree that upon payment such fee shall be deducted from any restructuring fee the Creditor Parties request in connection with a restructuring of the obligations under the Loan Agreement.
10.            Reservation of rights.
It is acknowledged and agreed among the Borrower, the Guarantors and the Creditor Parties that the Creditor Parties expressly reserve all other rights and remedies to which they are entitled under the Loan Agreement or any other Finance Document in relation to the matters described above in this Letter
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Agreement or any future breach and/or non-compliance with, or event of default under, the terms of this Letter Agreement or any other Finance Document.
11.            Guarantors' confirmation.
Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Loan Agreement set out herein and confirms that the guarantee remains in full force and effect.
12.            No other amendments or waivers.
Other than as set forth in this Letter Agreement, the provisions of the Loan Agreement shall remain unchanged and in full force and effect.
13.            Finance Document.
It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Loan Agreement.
14.            Governing law and jurisdiction.
The provisions of Clause 32 (Law and Jurisdiction) of the Loan Agreement shall apply to this Letter Agreement as if set out in full but so that references to "this Agreement" are amended to read "this Letter Agreement". All remaining provisions of the Loan Agreement and the Finance Documents shall remain in full force and effect.
[SIGNATURE PAGES FOLLOW]
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Sincerely,
INGATESTONE HOLDINGS INC., as Borrower

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

ULTRAPETROL (BAHAMAS) LTD., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

UP OFFSHORE (BAHAMAS) LTD., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

BAYSHORE SHIPPING INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

AMBER SHIPPING INC., as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

SPRINGWATER SHIPPING INC.,
as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

12

WOODROW SHIPPING INC.,
as Guarantor

By:	/s/ Damian Scokin
Name: Damian Scokin
Title:

13

Subject to satisfaction of Conditions Precedent as stated in Paragraph 9, accepted and agreed this 11th day of January, 2016 by:
DVB BANK AMERICA N.V., as Agent, Security Trustee and Lender

By:	/s/ Daniel C. Rodgers
Name: Daniel C. Rodgers
Title: Attorney-in-Fact

DVB BANK SE, as Swap Bank

By:	/s/ Daniel C. Rodgers
Name: Daniel C. Rodgers
Title: Attorney-in-Fact

NIBC BANK N.V., as Lender and Swap Bank

By:	/s/ Hans A. Nagtegaal
Name: Hans A. Nagtegaal
Title: Director

By:	/s/ Piet Zippro
Name: Piet Zippro
Title:

ABN AMBRO CAPITAL USA LLC, as Lender

By:	/s/ Illegible
Name: Illegible
Title: Illegible

By:	/s/ Urvashi Zutst
Name: Urvashi Zutst
Title: Managing Director

ABN AMBRO BANK N.V., as Swap Bank

By:	/s/ A. C. AJ. Biesbroeck
Name: A. C. AJ. Biesbroeck
Title:

By:	/s/ Tiziana Mirabello
Name: Tiziana Mirabello
Title: Director

14

SCHEDULE A
List of Offshore Entities
Ingatestone Holding Inc.
UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Nayigación Mundial S.A.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
Topazio Shipping LLC
15

SCHEDULE B
List of Scheduled Permitted Payments under
 Natixis Credit Facility and BNDES Loan Agreement
Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708

16

Exhibit 4.30

INVESTMENT NUMBER. 26858
Standstill Agreement
between

UABL Paraguay S.A.

and

INTERNATIONAL FINANCE CORPORATION

Dated January 15, 2016

1

STANDSTILL AGREEMENT
This Standstill Agreement (this "Agreement") is entered into as of January 15, 2016 by and among:
(1)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries, including the Republic of Paraguay ("IFC");
(2)	UABL Paraguay S.A. (the "Borrower"), a corporation organized and existing under the laws of Paraguay;
(3)	UABL Limited, a corporation organized and existing under the laws of Bahamas ("UABL"); and
(4)	Ultrapetrol (Bahamas) Limited, a corporation organized and existing under the law of Bahamas (the "Parent Company").
RECITALS
(A)	Reference is made to (i) the Loan Agreement, dated as of September 15, 2008 ("IFC Loan Agreement"), between the Borrower and IFC, pursuant to the terms of which IFC has made available to the Borrower a loan facility of up to $25,000,000 (the "IFC Loans"); (ii) the Guarantee Agreement, dated September 15, 2008 (the "Guarantee Agreement") between UABL (the Guarantor") and IFC, pursuant to which the Guarantor has guaranteed the joint and several obligations of the Borrower under the IFC Loan Agreement, (iii) the Security Documents (as defined in the IFC Loan Agreement) entered into by the Borrower in favour of IFC and (iv) the Collateral Trust Agreement, dated September 15, 2008 between M&T Trust Company of Delaware ("M&T Trust"), pursuant to which M&T Trust agreed to act as security trustee for IFC. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings (assigned to such terms in the IFC Loan Agreement). The Parent Company and all of its subsidiaries shall hereinafter be referred to as the "Ultrapetrol Entities".
(B)	The Borrower and the Guarantor acknowledge and agree that the Current Events of Default (as defined in Section 2.1 hereof) have occurred and are continuing.
(C)	The Borrower and the Guarantor have requested that IFC forbears from exercising any of its rights, powers and remedies against the Borrower and the Guarantor in respect of the Current Events of Default (the "Forbearance") during the Forbearance Period(as defined in Section 3.1 below).
(D)	The Borrower and the Guarantor have requested that OPEC Fund for International Development ("OFID") to forbear from exercising any of its rights, powers and remedies against the Borrower in respect of certain events of default existing under a
2

certain loan agreement between the Borrower and OFID during the Forbearance Period (the "OFID Standstill Agreement")
(F)	The Parent Company and certain of its subsidiaries (other than the Borrower and the Guarantor) have requested certain lenders to the offshore business (the "Offshore Lenders") under certain loan agreements (hereinafter, the Offshore Credit Facilities") to forbear from exercising any of its rights, powers and remedies against the applicable Ultrapetrol Entity in respect of the certain defaults existing under the Offshore Facilities during the Forbearance Period (the "Offshore Lenders Standstill Agreement"); and
(F)	The Parent Company and certain of its subsidiaries (other than the Borrower and the Guarantor) have requested the bondholders under the Indenture (the "Bondholders") to forbear from exercising any of their respective rights, powers and remedies against the applicable Ultrapetrol Entity in respect of certain defaults existing under the Indenture (hereinafter, the "Bondholders Standstill Agreement").
NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1	Definitions and Interpretation
1.1	For the purpose of this Agreement, capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the IFC Loan Agreement and the following terms shall have the following meanings:
"BNDES" means Banco National de Desenvolvirnento Econômico e Social — BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile no100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Maritimo Ltda. ("UP Offshore") providing for BNDES to make available to UP Offshore a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Borrowers-Related Claim" has the meaning given to that term in Section 6.1;
"Claims" means, with respect to any Person, all claims, counterclaims, actions, causes of action (including any relating in any manner to any existing litigation or investigation), suits, obligations, controversies, defenses, debts, liens, contracts, agreements, covenants, promises, liabilities, damages, penalties, demands, threats, compensation, losses, costs, judgments, orders, interest, fees or expense (including attorneys' fees and expenses) or other similar items of any kind, type, nature, character
3

or description, whether in law, equity or otherwise, whether now known or unknown, whether in contract or in tort, whether choate or inchoate, whether contingent or vested, whether liquidated or unliquidated, whether fixed or unfixed, whether matured or unmatured, whether suspected or unsuspected, and whether or not concealed, sealed or hidden, of such party or that may be-asserted by such Person, through such Person or otherwise on the behalf of such Person (including those which may be asserted on any derivative basis);
"Current Events of Default" has the meaning given to that term in Section 2.1;
"Effective Date" has the meaning given to that term in Section 3.2;
"Forbearance" has the meaning given to that term in Recital (C);
"Forbearance Period" has the meaning given to that term in Section 3.1;
"IFC Loan Agreement" has the meaning given to that term in Recital (A);
"IFC Loans" has the meaning given to that term in Recital (A);
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Lender Released Party" has the meaning given to that term in Section 6.1;
"Related Parties" means, with respect to each party to this Agreement, its predecessors, successors, parents, subsidiaries and affiliates and its and their respective past and present shareholders, directors, officers, partners, employers, employees, agents, consultants, representatives, principals, insurers, advisors, attorneys, heirs, executors, transferees and assigns, as applicable;
"Termination Event" has the meaning given to that term in Section 5.1; and
"Termination Date" has the meaning given to that term in Section 5.1.
"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture and the BNDES Loan Agreement) to which the Parent Company or UP Offshore (Bahamas) Ltd. or an affiliate or subsidiary of them is a party, a forbearance agreement, (or in the case of the Indenture, the Bondholders Standstill Agreement entered into by the Bondholders of at least a majority in the principal amount of the Securities (as defined in the Indenture)), with the applicable creditors, including the OFID Standstill Agreement and the Offshore Standstill Agreement, all in form and substance reasonably acceptable to IFC, that shall remain in force throughout the Forbearance Period (with an outside termination date under each standstill agreement not to occur prior to 12:00 pm (NY time) on March 31, 2016), with provisions including, at a minimum:
4

(a)	forbearance, extension and/or waiver of:
(i)	any principal payments due under any credit facility and the Indenture starting from January 11, 2016(except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
(ii)	any payments under any credit facility and the Indenture not otherwise permitted under the terms of this Agreement and the applicable Third Party Forbearance Agreement; and
(iii)	existing and potential breaches of any financial covenants thereunder through March 31, 2016); and
(b)	an acknowledgment and agreement from the Offshore Lenders that funds used from any debt service reserve account established under the Offshore Credit Facilities shall not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement.
1.2	In this Agreement, unless the context otherwise requires:
(a)	headings are for convenience only and do not affect the interpretation of this Agreement;
(b)	wordings importing the singular include the plural and vice versa;
(c)	a reference to an Article, Section, Schedule or party is a reference to that Article or Section of or, as the case may be, that party to this Agreement;
(d)	a reference to a document includes an amendment or supplement to, replacement or novation of, or a translation of that document;
(e)	"including" means "including without limitation;" and
(f)	a reference to a party to any document includes that party's successors and permitted assigns.
2.	Borrower's Acknowledgements
2.1	The Borrower and the Guarantor, each acknowledges and agrees that as of the Effective Date (as defined in Section 3.2 below), an Event of Default has occurred and is continuing under the IFC Loan Agreement (hereinafter, the "Current Event of Default") as a result of the failure by certain Ultrapetrol Entities to make scheduled payments required under the Indenture which resulted in a cross-default to occur and
5

continue under Section 6.02(K) of the IFC Loan Agreement and that, but for the Forbearance set forth in Section 3 of this Agreement, IFC immediately and without further notice under the IFC Loan Agreement or otherwise is entitled to cause the acceleration of all amounts due and payable under the IFC Loan Agreement and exercise any and all remedies against the Borrower and the Guarantor as a result of the Current Events of Default. The failure to list any existing Event of Default in this Agreement of which IFC had or could have had actual knowledge as of the date hereof, is not intended and shall not be construed to be a waiver thereof or an acquiescence therein.
3.	Forbearance
3.1	IFC hereby agrees to the Forbearance upon and subject to the terms and conditions of this Agreement. The Forbearance will take effect on the Effective Date and will continue until the earlier of: (i) 12:00 pm (New York time) on March 31, 2016; or (ii) the Termination Date (the "Forbearance Period").
3.2	The Forbearance will take effect and the Forbearance Period will begin on the date when IFC notifies the Borrower in writing that the following conditions have been met in form and substance satisfactory to IFC or waived in writing by IFC (the "Effective Date"):
(a)	this Agreement has been executed by each of the parties hereto;
(b)	IFC has received copies of Board Resolutions of the Parent Company authorising the execution, delivery and performance by the applicable Ultrapetrol Entity of this Agreement;
(c)	IFC shall have received a fee equal to$15,000, no later than January 15, 2016;
(d)	IFC shall have received fully executed copies of Third Party Forbearance Agreements entered into by the applicable Ultrapetrol Entity and applicable creditor on or prior to the Effective Date; and
(e)	the Borrower agrees to (x) pay all fees and expenses of a legal advisor and a financial advisor to be retained jointly by IFC and OFID in their sole discretion (including the determination of the scope of work to be conducted by such advisors) in connection with the negotiation and documentation of a restructuring transaction (in or outside of a court in (or outside of) the United States of America); (y) indemnify IFC for all pending and outstanding fees of the legal advisor and financial advisor to the extent they have not been paid by the Borrower within 5 business days after receipt of an invoice and (z) fully cooperate and cause the Guarantor to fully cooperate with the legal advisor and the financial advisor.
3.3	Subject to Sections 5 and 7, during the Forbearance Period, IFC agrees not to enforce any of its rights and remedies under the Transaction Documents relating to, and will not otherwise bring any litigation, arbitration or other judicial or quasi-judicial
6

proceeding in connection with or solely as a result of, the Current Events of Default, whether directly or by enforcement of its rights under the Security Documents.
3.4	The entering into by IFC and the performance by it of its agreements and obligations under this Agreement shall be without prejudice to any of IFC's rights with respect to the Current Events of Default, which may be asserted by IFC at the end of the Forbearance Period, or with respect to any other rights of IFC in respect of any other matter. Without limiting the generality of the preservation of rights set forth in Section 7.1, nothing contained in this Agreement is intended or shall be deemed to constitute an acknowledgment, representation, warranty, covenant or other agreement on the part of IFC that it has agreed or it will agree: (i) to enter into any restructuring of the Borrower and the Guarantor's obligations and liabilities under the Transaction Documents on any terms and conditions; (ii) to grant any forbearance relating to any Potential Event of Default or Event of Default other than the Current Events of Default; or (iii) to grant any forbearance relating to the Current Events of Default beyond the end of the Forbearance Period, and no such agreement may be implied by anything in this Agreement. The Borrower and the Guarantor acknowledge that IFC has not made any assurances whatsoever concerning any possibility of any extensions of the Forbearance Period, any other standstill, forbearance or similar arrangement or any other limitations on the exercise of its rights, remedies and privileges under or otherwise in connection with the Transaction Documents or applicable law.
3.5	The Borrower and the Guarantor agree that notwithstanding their respective entry into the Forbearance or the termination thereof, all of their respective obligations under the IFC Loan Agreement, the Security Documents and any other Transaction Documents to which it is a party are and continue to be in full force and effect, and are not, except as otherwise expressly provided herein, varied, amended, modified, waived or released in any manner, including during the Forbearance Period. Except as otherwise expressly provided herein, neither the Borrower nor the Guarantor shall be released or otherwise excused from complying with any provisions of any of the Transaction Documents. The Borrower also acknowledges that the absence at the date of this Agreement of notices from IFC with respect to any Events of Default other than the Current Events of Default does not amount to any waiver by IFC of those Events of Default.
3.6	Notwithstanding Section 3.3 hereof, the Borrower and the Guarantor shall comply, except to the extent such compliance is excused by the terms of this Agreement, with all explicit restrictions or prohibitions triggered by the existence or continuation of any Potential Event of Default or Event of Default under the IFC Loan Agreement and each other Transaction Document.
4.	Additional Agreements and Undertakings
In order to induce IFC to grant the Forbearance and as express conditions thereto, but without limiting the generality or application of the provisions of the IFC Loan Agreement, the Borrower and the Guarantor agree that, during the Forbearance Period, that each will:
(a)	not take any action inconsistent with this Agreement;
7

(h)	at all times:
(i)	keep IFC fully advised of all and any matters which may materially affect the business, financial condition, assets or prospects of the Ultrapetrol Entities; and
(ii)	promptly provide to IFC such financial or other information with respect to the business, financial condition, assets or prospects of the Borrower, the Guarantor and the other Ultrapetrol Entities as it may from time to time request.
(c)	provide IFC unredacted copies of any restructuring plan (each, a "Plan") presented by any Ultrapetrol Entity to the Bondholders and Offshore Lenders or any other lender to any Ultrapetrol Entity or any subsidiary thereof, and the Parent Company shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to IFC of copies of any revisions to any such Plan or any succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, the Offshore Lenders or such other lenders;
(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, Offshore Lenders or any other lender; and
(iii)	provide status reports to IFC on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the IFC;
(d)	not incur or assume any additional Financial Debt after the date of this Agreement unless the proceeds of such Financial Debt are applied immediately to repay the IFC Loans in full and to pay all applicable interest (including any default rate interest) thereon and all other amounts owing to IFC under the Transaction Documents;
(e)	not enter into any arrangements with any creditor pursuant to which they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place prior to September 30, 2015 (including pursuant to any Third Party Forbearance Agreement);
(f)	provide evidence as required by IFC and satisfactory thereto relating to capital expenses during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the ships or
8

vessels in compliance with all applicable laws, regulations and insurance requirements); and
(g)	declare or pay any dividend or make any cash distribution on any of its capital stock or purchase, redeem or otherwise acquire any stock of the Borrower or the Guarantor or any option over them or make a payment under any subordinated Financial Debt (including shareholder loans).
5.	Termination
5.1	This Agreement will automatically terminate on the earliest date (the "Termination Date") of the occurrence of any of the following events (each a "Termination Event") (unless IFC agrees to waive such Termination Event in writing):
(a)	a breach (or a potential breach, anticipatory repudiation, cancelation or revocation) by the Borrower or the Guarantor of any representation, warranty, covenant or other agreement contained in this Agreement (in whole or in part);
(b)	any Potential Event of Default or Event of Default, including any Event of Default under Section 6.02(g), Section 6.02(h), Section 6.02(i), Section 6.02(j), Section 6.02(0) and 6.03 of the IFC Loan Agreement, (other than the Current Events of Default) occurs;
(c)	if another lender, bondholder or creditor (including a hedge provider):
(i)	increases any interest rate or margin in respect of any loan made to any Ultrapetrol Entity and/or charges default interest in respect of any other loan made to any Ultrapetrol Entity, in each case as a result of any default by any Ultrapetrol Entity of its obligations under any loan agreement or hedge agreement related thereto or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities;
(ii)	gives notice to any Ultrapetrol Entity calling an event of default under any Ioan agreement or hedge agreement between such lender or creditor (including a hedge provider) or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities; or
(iii)	any creditor or lender exercises any remedies or commences any actions against the Borrower or the Guarantor or takes, or purports to take, any enforcement action with respect to any collateral granted in favour of such lender or creditor (including a hedge provider), including by way of applying any set-off or similar rights of such lender or creditor.
(d)	any Ultrapetrol Entity or any of its Affiliates or any Person acting on their respective behalves make (x) any payments or repayments or (y) agree on any terms pursuant to which any Ultrapetrol Entity will make payments or repayments to any other lender or creditor of any Ultrapetrol Entity in respect of any Financial Debt including the Bondholders, the Offshore Lenders and
9

OFID in each case in clauses (x) and (y) above, in excess of any scheduled amounts due and outstanding under any credit facility or the Indenture so long as such scheduled amounts were scheduled payments under the applicable credit facility or Indenture on or prior to January 11, 2016;
(e)	a breach (or, anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of the terms or conditions of any Third Party Forbearance Agreement; or
(f)	on the last day of the Forbearance Period.
5.2	The Borrower and the Guarantor agree that each will promptly provide notice to IFC immediately on the occurrence of any Termination Event of which they have knowledge or reasonably expected to have knowledge.
5.3	The Forbearance will terminate on the Termination Date, without any further action, demand, presentment, protest or notice on the part of IFC, all of which the Borrower and the Guarantor waive, and IFC shall be entitled to enforce any of its rights and remedies under the Transaction Documents, to make any demand and/or take any action it considers appropriate to protect its interests in respect of the IFC Loans, including their rights and remedies on account of the Current Events of Default that may then exist. Without limiting the generality of the foregoing, upon the occurrence of the Termination Date, IFC may, upon such notice or demand as may be specified in the Transaction Documents (if any) or applicable law, (a) collect or commence any legal or other action to collect any or all of the IFC Loans from the Borrower and the Guarantor in the manner set forth in the Transaction Documents or applicable law, (b) foreclose or otherwise realize on any or all of the Collateral or if appropriate, setoff or apply to the payment of the IFC Loans any and all of the Collateral or the proceeds thereof, in the manner set forth in the Transaction Documents or applicable law, and (c) take any other enforcement action or otherwise exercise any or all rights and remedies provided for by the Transaction Documents or applicable law, all of which rights and remedies are fully reserved by IFC.
5.4	Notwithstanding termination of the Forbearance for any reason whatsoever, IFC shall be entitled to retain all of its other rights and benefits under this Agreement including with respect to any representation, acknowledgement, confirmation, release of liabilities, promise, covenant or agreement by the Borrower and/or the Guarantor, which in all respects shall survive termination of the Forbearance.
6.	Release and Covenant Not to Sue
6.1	In consideration of IFC agreeing to enter into this Agreement, The Borrower and the Guarantor, each for itself and on behalf of its permitted successors, hereby knowingly and voluntarily, unconditionally and irrevocably releases, acquits and discharges IFC and its Related Parties (each a "Lender Released Party") from any Claim of the Borrower, the Guarantor and their respective Related Parties relating in any manner whatsoever to any of the Transaction Documents or this Agreement (including any
10

transaction contemplated thereby or undertaken in connection therewith, or otherwise in respect of the Borrower and the Guarantor's credit relationship with IFC) which have existed at any time on or prior to the beginning of the Forbearance Period, including any which relates or may relate in any manner whatsoever to any facts, known or unknown, in existence on or at any time prior to the beginning of the Forbearance Period (each, a "Borrower's-Related Claim").
6.2	The Borrower and the Guarantor hereby knowingly and voluntarily, unconditionally and irrevocably, absolutely finally and forever covenant that each shall refrain, and further shall direct all of its Related Parties to refrain, from commencing or otherwise prosecuting any action, suit or other proceeding of any kind, nature, character, or description, including in law or in equity, against any Lender Released Party on account of the Borrower's-Related Claim. Each Lender Released Party shall be entitled to enforce this covenant through specific performance. In addition to any other liability which shall accrue upon the breach of this covenant, the breaching party (including any successor of the Borrower or the Guarantor that commences or prosecutes any such action, suit or other proceeding) shall be liable to such Lender Released Party for all attorneys' fees and costs incurred by such party in the defence of any such action, suit or other proceeding.
7	Preservation and No Waiver of Rights
7.1	The Borrower and the Guarantor acknowledge and agree that nothing contained in this Agreement, or the performance of their respective obligations under this Agreement, constitutes or shall be construed or deemed to constitute an amendment, modification or waiver of, or otherwise serve to impair, the rights, remedies, defenses, or claims of IFC under the IFC Loan Agreement, any other Transaction Document or applicable law, all of which are specifically preserved. The provisions of this Agreement are not intended to be, nor shall they be construed or deemed to be, a cure, satisfaction, reinstatement, novation, or release of any of the obligations of the Borrower or the Guarantor under the IFC Loan Agreement or any other Transaction Document, or of any prior, existing, or future default or acceleration right thereunder, including with respect to the Current Events of Default. For the avoidance of doubt, (a) IFC shall not be deemed to have waived compliance with any provision of, or covenants under, the IFC Loan Agreement or any other Transaction Document, including with respect to the Current Events of Default and (b) the foregoing reservation of rights does not negate the Forbearance during the term of the Forbearance Period as specifically provided in this Agreement.
7.2	The Borrower and the Guarantor hereby confirm and agree that (a) each of the Transaction Documents remains in full force and effect as of the Effective Date, (b) agreements and obligations of the Borrower and the Guarantor contained in each such document constitute the legal, valid and binding obligations of the Borrower and the Guarantor, as applicable, enforceable against it in accordance with their respective terms, and as of the Effective Date, the Borrower and the Guarantor, each has no valid defenses to the enforcement of such obligations, (c) the guarantees set forth in the Guarantee Agreement shall continue to guarantee the payment of all obligations of the Borrower and the Guarantor under the Transaction Documents and (d) the Security
11

Documents and all of the Collateral do and shall continue to secure the payments of the IFC Loans and other Secured Obligations.
8.	Borrower' Representations and Warranties
8.1	The Borrower and the Guarantor each hereby represents and warrants to IFC that each of the following statements is true, accurate and complete as of the date hereof and as of the Effective Date:
(a)	it has carefully read and fully understands all of the terms and conditions of this Agreement;
(b)	it has consulted with, or has had a full and fair opportunity to consult with, an attorney of its choosing regarding the terms and conditions of this Agreement;
(c)	it had a full and fair opportunity to participate in the drafting of this Agreement;
(d)	it is freely, voluntarily and knowingly entering into this Agreement;
(e)	in entering into this Agreement, it has not relied upon (ij any representation or warranty of IFC; or (ii) any covenant of IFC that is not set forth in this Agreement;
(f)	the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement (i) are within such its powers; (ii) have been duly authorized by all necessary action; (iii) do not and will not contravene or conflict with any provision of law or its charter and other constitutional documents; (iv) does not require any consent or approval of, notice to, or any other action by or before, any Authority, except such as have been obtained or made and are in full force and effect; (v) will not violate or result in a default or event of default under any material indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any payment to be made by it including under the Indenture, the Offshore Facility or the OFID Loan Agreement; and (vi) will not result in the creation or imposition of any Lien on any of its asset, except Liens created under the Transaction Documents;
(g)	this Agreement constitutes its legal, valid and binding obligation and is enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or as such enforcement may be limited by equitable principles generally;
(h)	it understands the temporary nature of the Forbearance and of the other provisions of this Agreement in its favour and recognizes that IFC has no obligation to expand or extend the Forbearance or any such other provision (if any);
12

(i)	no Event of Default (other than the Current Events of Default) exists;
(j)	no Termination Event has occurred and is continuing;
(k)	there is no currently proceeding or pending proposals to dissolve or liquidate any of the Ultrapetrol Entities;
(I)	the representations and warranties contained in the IFC Loan Agreement and each other Transaction Document are true and correct on and as of the date hereof and on the Effective Date, after giving effect to the Forbearance provided for herein, as though made on and as of the date hereof and on the Effective Date, as applicable, other than any such representation or warranty that, by its teens, refers to a specific date; and
(m)	no representation, warranty or statement made or certificate, document or financial statement, proposal including any restructuring plan provided by the Borrower and the Guarantor pursuant to this Agreement or any other Transaction Document, or in any other document furnished in connection herewith or therewith is untrue or incomplete or inaccurate in any material respect or contains any misrepresentation of a material fact or omits any fact or matter necessary to make any such representation, warranty or statement herein or therein is misleading.
8.2	The Borrower and the Guarantor acknowledge that each has made the representations and warranties under Section 8.1 for the purposes of inducing IFC to agree to the Forbearance. Each of the parties hereto further understands and acknowledges that IFC is relying on, and would not have entered into this Agreement (and would not have agreed to grant the Forbearance) had it not been for the representations and warranties of the Borrower and the Guarantor set forth herein.
9.	Miscellaneous
9.1	If any provision of this Agreement is illegal or unenforceable, whether in whole or in part, the validity and enforceability of the remainder of this Agreement shall not be affected.
9.2	The Borrower and the Guarantor shall each execute all such documents as may reasonably be required by IFC and take such steps and do all such acts or things as may be reasonably required by IFC for the purpose of giving effect to the provisions of this Agreement and the matters contemplated in it and obtaining or preserving the full benefits of this Agreement, the IFC Loan Agreement and the other Transaction Documents and the rights, remedies, powers and privileges hereunder and thereunder.
9.3	This Agreement shall be binding upon and shall enure for the benefit of the parties, their successors and assigns and the name of a party appearing herein shall be deemed to include the names of any such successor or assignee, provided that neither the Borrower nor the Guarantor may assign, transfer, declare a trust of the benefit of or in
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any other way alienate any of its rights under this Agreement, whether in whole or in part, without the prior written consent of IFC.
9.4	No variation, waiver or other amendment of this Agreement shall be effective or enforceable unless made in writing and signed by or on behalf of the Borrower, the Guarantor and IFC.
9.5	This Agreement (including its Schedules and Annexes) represents the entire undertaking and agreement among the Borrower, the Guarantor and IFC with respect to its subject matter and supersedes any prior written or oral understandings, agreements, or representations among either of them with respect thereto. The Borrower, the Guarantor and IFC agree and acknowledge that this Agreement shall constitute a Transaction Document for purposes of the IFC Loan Agreement and each other Transaction Document.
9.6	Without prejudice to Section 2.15 of the IFC Loan Agreement, the Borrower and the Guarantor each agrees that all payments made by it to IFC under this Agreement are to be made free and clear of and without any deduction, withholding or set-off whatsoever, including without prejudice to the generality of the foregoing, for or on account of tax unless the Borrower or the Guarantor is required by law to make such payment subject to the deduction, withholding or set-off in which case the relevant payment in respect of which such deduction, withholding or set-off is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction, withholding or set-off, IFC receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction, withholding or set-off been made or been required to be made.
9.7	The Borrower and the Guarantor each waives and agrees that it shall not assert any defence, or make any claim in the nature of estoppel, waiver, laches or delay by reason of compliance with this Agreement and it is expressly understood that in addition to any other right of action permitted or reserved by this Agreement, IFC shall not be precluded from taking any action or instituting any proceedings against the Borrower or the Guarantor, as applicable on account of any delay or forbearance which has occurred by virtue of its compliance with the terms of this Agreement.
9.8	Save as otherwise expressly provided for in this Agreement, no failure or delay by IFC to exercise any right under this Agreement, the IFC Loan Agreement or any Transaction Document or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right.
9.9	The Borrower shall, from time to time on demand, pay, reimburse and indemnify IFC and/or provide to IFC monies on account for all costs and expenses (including legal fees) and expenses incurred and/or to be incurred by IFC in relation to or for the preservation or enforcement of its rights under the Transaction Documents, this Agreement, whether prior to or after the date of this Agreement.
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9.10	IFC, may, notwithstanding the terms of any other agreement between the Borrower and the Guarantor and IFC, disclose the contents of this Agreement to (a) officers, directors, employees, attorneys, independent auditors, rating agencies, contractors, consultants (including, by way of example, technical and financial advisors) of IFC and its affiliates in the World Bank Group, including the Asset Management Company, (b) any Person who intends to purchase a Participation, and (c) any other Person as IFC may deem appropriate in connection with the administration of the IFC Loan, including for the purpose of exercising any power, remedy, right, authority, or discretion relevant to any Transaction Document, or in connection with any proposed sale, transfer, assignment or other disposition of IFC's rights, provided that in connection with clause (b) any such Person enters a into disclosure agreement in accordance with the IFC Loan Agreement.
9.11	This Agreement may be countersigned by different parties on separate counterparts, each of which when so executed and delivered shall constitute an original.
9.12	The provisions of Section 7.01 (Saving of Rights), Section 7.02 (Notices), Section 7.05 (Applicable Law and Jurisdiction) and Section 7.09 (Counterparts) of the Loan Agreement shall be incorporated into this Agreement as if set out in full herein and as if references in those clauses to "this Agreement" or "Transaction Documents" are references to this Agreement.
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IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Agreement to be signed in their respective names, as of the date first above written.
UABL Paraguay S.A.
Borrower

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UABL Limited
Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Kemal Cakici
Name:	Kemal Cakici
Title:	Acting Director, Department of Special Operations

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Exhibit 4.31

INVESTMENT NUMBER 26858

Standstill Agreement

among
UABL Barges (Panama) Inc.
UABL Towing Services S.A.
Marine Financial Investment Corp.
Eastham Barges Inc.

and

INTERNATIONAL FINANCE CORPORATION
Dated January 15, 2016

STANDSTILL AGREEMENT
This Standstill Agreement (this "Agreement") is entered into as of January 15, 2016 by and among:
(1)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries, including the Republic of Paraguay ("IFC");
(2)	UABL Barges (Panama) Inc. (the "Barges"), UABL Towing Services S.A. ("Towing") and Marine Financial Investment Corp. ("Marine"), each a corporation organized and existing under the laws of Panama, and Eastham Barges Inc., a corporation organized and existing under the laws of Liberia ("Eastham");
(3)	UABL Limited, a corporation organized and existing under the laws of Bahamas ("UABL"); and
(4)	Ultrapetrol (Bahamas) Limited, a corporation organized and existing under the law of Bahamas (the "Parent Company").
RECITALS
(A)	Reference is made to (i) the Loan Agreement, dated as of September 15, 2008 ("IFC Loan Agreement"), among Barges, Towing, Marine and Eastham as joint and several Co-Borrowers (collectively, the "Borrowers") and IFC, pursuant to the terms of which IFC has made available to the Borrowers a loan facility of up to $35,000,000 (the "IFC Loans"); (ii) the Guarantee Agreement, dated September 15, 2008 (the "Guarantee Agreement") between UABL (the Guarantor") and IFC, pursuant to which the Guarantor has guaranteed the joint and several obligations of the Borrowers under the IFC Loan Agreement" (iii) the Security Documents (as defined in the IFC Loan Agreement) entered into by the Borrowers in favour of IFC and (iv) the Collateral Trust Agreement, dated September 15, 2008 between M&T Trust Company of Delaware ("M&T Trust"), pursuant to which M&T Trust agreed to act as security trustee for IFC. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings (assigned to such terms in the IFC Loan Agreement). The Parent Company and all of its subsidiaries shall hereinafter be referred to as the "Ultrapetrol Entities".
(B)	The Borrowers and the Guarantor acknowledge and agree that the Current Events of Default (as defined in Section 2.1 hereof) have occurred and are continuing.
(C)	The Borrowers and the Guarantor have requested that IFC forbears from exercising any of its rights, powers and remedies against the Borrowers and the Guarantor in respect of the Current Events of Default (the "Forbearance") during the Forbearance Period (as defined in Section 3.1 below).

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(D)	The Borrowers and the Guarantor have requested that OPEC Fund for International Development ("OFID") to forbear from exercising any of its rights, powers and remedies against the Borrowers in respect of certain events of default existing under a certain loan agreement between the Borrowers and OFID during the Forbearance Period (the "OFID Standstill Agreement")
(E)	The Parent Company and certain of its subsidiaries (other than the Borrowers and the Guarantor) have requested certain lenders to the offshore business (the "Offshore Lenders") under certain loan agreements (hereinafter, the Offshore Credit Facilities") to forbear from exercising any of its rights, powers and remedies against the applicable Ultrapetrol Entity in respect of the certain defaults existing under the Offshore Facilities during the Forbearance Period (the "Offshore Lenders Standstill Agreement");and
(F)	The Parent Company and certain of its subsidiaries have requested the bondholders under the Indenture (the "Bondholders") to forbear from exercising any of their respective rights, powers and remedies against the applicable Ultrapetrol Entity in respect of certain defaults existing under the Indenture (hereinafter, the "Bondholders Standstill Agreement").
NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1	Definitions and Interpretation
11.	For the purpose of this Agreement, capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the IFC Loan Agreement and the following terms shall have the following meanings:
"BNDES" means Banco Nacional de Desenvolvinnento Econômico e Social — BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. ("UP Offshore") providing for BNDES to make available to UP Offshore a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Borrowers'-Related Claim" has the meaning given to that term in Section 6.1;
"Claims" means, with respect to any Person, all claims, counterclaims, actions, causes of action (including any relating in any manner to any existing litigation or investigation), suits, obligations, controversies, defenses, debts, liens, contracts,
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agreements, covenants, promises, liabilities, damages, penalties, demands, threats, compensation, losses, costs, judgments, orders, interest, fees or expense (including attorneys' fees and expenses) or other similar items of any kind, type, nature, character or description, whether in law, equity or otherwise, whether now known or unknown, whether in contract or in tort, whether choate or inchoate, whether contingent or vested, whether liquidated or unliquidated, whether fixed or unfixed, whether matured or unmatured, whether suspected or unsuspected, and whether or not concealed, sealed or hidden, of such party or that may be asserted by such Person, through such Person or otherwise on the behalf of such Person (including those which may be asserted on any derivative basis);
"Current Events of Default" has the meaning given to that term in Section 2.1;
"Effective Date" has the meaning given to that term in Section 3.2;
"Forbearance" has the meaning given to that term in Recital (C);
"Forbearance Period" has the meaning given to that term in Section 3.1;
"IFC Loan Agreement" has the meaning given to that term in Recital (A);
"IFC Loans" has the meaning given to that term in Recital (A);
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Lender Released Party" has the meaning given to that term in Section 6.1;
"Related Parties" means, with respect to each party to this Agreement, its predecessors, successors, parents, subsidiaries and affiliates and its and their respective past and present shareholders, directors, officers, partners, employers, employees, agents, consultants, representatives, principals, insurers, advisors, attorneys, heirs, executors, transferees and assigns, as applicable;
"Termination Event" has the meaning given to that term in Section 5.1; and
"Termination Date" has the meaning given to that term in Section 5.1.
"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture and the BNDES Loan Agreement) to which the Parent Company or UP Offshore (Bahamas) Ltd. or an affiliate or subsidiary of them is a party, a forbearance agreement, (or in the case of the Indenture, the Bondholders Standstill Agreement entered into by the Bondholders of at least a majority in the principal amount of the Securities (as defined in the Indenture)), with the applicable creditors, including the OF.ID Standstill Agreement and the Offshore Standstill Agreement, all in form and substance reasonably acceptable to IFC, that shall remain in force throughout the Forbearance Period (with an outside termination date under each standstill agreement not
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to occur prior to 12:00 pm (NY time) on March 31, 2016), with provisions including, at a minimum:
(a)	forbearance, extension and/or waiver of:
(i)	any principal payments due under any credit facility and the Indenture starting from January 11, 2016 (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
(ii)	any payments under any credit facility and the Indenture not otherwise permitted under the terms of this Agreement and the applicable Third Party Forbearance Agreement; and
(iii)	existing and potential breaches of any financial covenants thereunder through March 31, 2016).
(b)	an acknowledgment and agreement from the Offshore Lenders that funds used from any debt service reserve account established under the Offshore Credit Facilities shall not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement.
1.2	In this Agreement, unless the context otherwise requires:
(a)	headings are for convenience only and do not affect the interpretation of this Agreement;
(b)	wordings importing the singular include the plural and vice versa;
(c)	a reference to an Article, Section, Schedule or party is a reference to that Article or Section of or, as the case may be, that party to this Agreement;
(d)	a reference to a document includes an amendment or supplement to, replacement or novation of, or a translation of that document;
(e)	"including" means "including without limitation," and
(f)	a reference to a party to any document includes that party's successors and permitted assigns.
2	Borrowers' Acknowledgements
2.1	Each Borrower and the Guarantor, each acknowledges and agrees that as of the Effective Date (as defined in Section 3.2 below), an Event of Default has occurred and
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is continuing under the IFC Loan Agreement (hereinafter, the "Current Event of Default") as a result of the failure by certain Ultrapetrol Entities to make scheduled payments required under the Indenture which resulted in a cross-default to occur and continue under Section 6.02(K) of the IFC Loan Agreement and that, but for the Forbearance set forth in Section 3 of this Agreement, IFC immediately and without further notice under the IFC Loan Agreement or otherwise is entitled to cause the acceleration of all amounts due and payable under the IFC Loan Agreement and exercise any and all remedies against the Borrowers and the Guarantor as a result of the Current Events of Default. The failure to list any existing Event of Default in this Agreement of which IFC had or could have had actual knowledge as of the date hereof, is not intended and shall not be construed to be a waiver thereof or an acquiescence therein.
3.	Forbearance
3.1	IFC hereby agrees to the Forbearance upon and subject to the terms and conditions of this Agreement. The Forbearance will take effect on the Effective Date and will continue until the earlier of: (i) 12:00 pm (New York time) on March 31, 2016; or (ii) the Termination Date (the "Forbearance Period").
3.2	The Forbearance will take effect and the Forbearance Period will begin on the date when IFC notifies the Borrowers in writing that the following conditions have been met in form and substance satisfactory to IFC or waived in writing by IFC (the "Effective Date"):
(a)	this Agreement has been executed by each of the parties hereto;
(b)	IFC has received copies of Board Resolutions of the Parent Company authorising the execution, delivery and performance by the applicable Ultrapetrol Entity of this Agreement;
(c)	IFC shall have received a fee equal to $15,000, no later than January 15, 2016;
(d)	IFC shall have received fully executed copies of Third Party Forbearance Agreements entered into by the applicable Ultrapetrol Entity and applicable creditor on or prior to the Effective Date; and
(e)	the Borrowers agree to (x) pay all fees and expenses of a legal advisor and a financial advisor to be retained jointly by IFC and OFID in their sole discretion (including the determination of the scope of work to be conducted by such advisors) in connection with the negotiation and documentation of a restructuring transaction (in or outside of a court in (or outside of) the United States of America); (y) indemnify IFC for all pending and outstanding fees of the legal advisor and financial advisor to the extent they have not been paid by the Borrowers within 5 business days after receipt of an invoice and (z) fully cooperate and cause each other Obligor to fully cooperate with the legal advisor and the financial advisor.
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3.3	Subject to Sections 5 and 7, during the Forbearance Period, IFC agrees not to enforce any of its rights and remedies under the Transaction Documents relating to, and will not otherwise bring any litigation, arbitration or other judicial or quasi-judicial proceeding in connection with or solely as a result of, the Current Events of Default, whether directly or by enforcement of its rights under the Security Documents.
3.4	The entering into by JFC and the performance by it of its agreements and obligations under this Agreement shall be without prejudice to any of IFC's rights with respect to the Current Events of Default, which may be asserted by IFC at the end of the Forbearance Period, or with respect to any other rights of IFC in respect of any other matter. Without limiting the generality of the preservation of rights set forth in Section 7.1, nothing contained in this Agreement is intended or shall be deemed to constitute an acknowledgment, representation, warranty, covenant or other agreement on the part of IFC; that it has agreed or it will agree: (i) to enter into any restructuring of the Borrowers and the Guarantor's obligations and liabilities under the Transaction Documents on any terms and conditions; (ii) to grant any forbearance relating to any Potential Event of Default or Event of Default other than the Current Events of Default; or (iii) to grant any forbearance relating to the Current Events of Default beyond the end of the Forbearance Period, and no such agreement may be implied by anything in this Agreement. Each Borrower and the Guarantor each acknowledges that IFC has not made any assurances whatsoever concerning any possibility of any extensions of the Forbearance Period, any other standstill, forbearance or similar arrangement or any other limitations on the exercise of its rights, remedies and privileges under or otherwise in connection with the Transaction Documents or applicable law.
3.5	Each Borrower and the Guarantor agree that notwithstanding their respective entry into the Forbearance or the termination thereof, all of their respective obligations under the IFC Loan Agreement, the Security Documents and any other Transaction Documents to which it is a party are and continue to be in full force and effect, and are not, except as otherwise expressly provided herein, varied, amended, modified, waived or released in any manner, including during the Forbearance Period. Except as otherwise expressly provided herein, neither the Borrowers nor the Guarantor shall be released or otherwise excused from complying with any provisions of any of the Transaction Documents. Each Borrower also acknowledges that the absence at the date of this Agreement of notices from IFC with respect to any Events of Default other than the Current Events of Default does not amount to any waiver by IFC of those Events of Default.
3.6	Notwithstanding Section 3.3 hereof, the Borrowers and the Guarantor shall comply, except to the extent such compliance is excused by the terms of this Agreement, with all explicit restrictions or prohibitions triggered by the existence or continuation of any Potential Event of Default or Event of Default under the IFC Loan Agreement and each' other Transaction Document.
4.	Additional Agreements and Undertakings
In order to induce IFC to grant the Forbearance and as express conditions thereto, but without limiting the generality or application of the provisions of the IFC Loan
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Agreement, the Borrowers and the Guarantor agree that, during the Forbearance Period, that each will:
(a)	not take any action inconsistent with this Agreement;
(b)	at all times:
(i)	keep IFC fully advised of all and any matters which may materially affect the business, financial condition, assets or prospects of the Ultrapetrol Entities; and
(ii)	promptly provide to IFC such financial or other information with respect to the business, financial condition, assets or prospects of the Borrowers, the Guarantor and the other Ultrapetrol Entities as it may from time to time request.
(c)	provide IFC unredacted copies of any restructuring plan (each, a "Plan") presented by any Ultrapetrol Entity to the Bondholders and Offshore Lenders or any other lender to any Ultrapetrol Entity or any subsidiary thereof, and the Parent Company shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to IFC of copies of any revisions to any such Plan or any succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, the Offshore Lenders or such other lenders;
(ii) provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, Offshore Lenders or any other lender; and
(ííi)	provide status reports to IFC on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the IFC;
(d)	not incur or assume any additional Financial Debt after the date of this Agreement unless the proceeds of such Financial Debt are applied immediately to repay the IFC Loans in full and to pay all applicable interest (including any default rate interest) thereon and all other amounts owing to IFC under the Transaction Documents;
(e)	not enter into any arrangements with any creditor pursuant to which they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place prior to September 30, 2015 (including pursuant to any Third Party Forbearance Agreement);
(f)	provide evidence as required by IFC and satisfactory thereto relating to capital expenses during the Forbearance Period and shall where possible defer or
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cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash. (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the ships or vessels in compliance with all applicable laws, regulations and insurance requirements); and
(g)	declare or pay any dividend or make any cash distribution on any of its capital stock or purchase, redeem or otherwise acquire any stock of the Borrowers or the Guarantor or any option over them or make a payment under any subordinated Financial Debt (including shareholder loans).
5.	Termination
5.1	This Agreement will automatically terminate on the earliest date (the "Termination Date") of the occurrence of any of the following events (each a "Termination Event") (unless IFC agrees to waive such Termination Event in writing):
(a)	a breach (or a potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or the Guarantor of any representation, warranty, covenant or other agreement contained in this Agreement (in whole or in part);
(b)	any Potential Event of Default or Event of Default, including any Event of Default under Section 6.02(g), Section 6.02(h), Section 6.02(i), Section 6.02(j), Section 6.02(o) and 6.03 of the IFC Loan Agreement, (other than the Current Events of Default) occurs;
(c)	if another lender, bondholder or creditor (including a hedge provider):
(i)	increases any interest rate or margin in respect of any loan made to any Ultrapetrol Entity and/or charges default interest in respect of any other loan made to any Ultrapetrol Entity, in each case as a result of any default by any Ultrapetrol Entity of its obligations under any loan agreement or hedge agreement related thereto or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities;
(ii)	gives notice to any Ultrapetrol Entity calling an event of default under any loan agreement or hedge agreement between such lender or creditor (including a hedge provider) or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities; or
(iii)	any creditor or lender exercises any remedies or commences any actions against any Borrower or the Guarantor or takes, or purports to take, any enforcement action with respect to any collateral granted in favour of such lender or creditor (including a hedge provider), including by way of applying any set-off or similar rights of such lender or creditor.
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(d)	any Ultrapetrol Entity or any of its Affiliates or any Person acting on their respective behalves make (x) any payments or repayments or (y) agree on any terms pursuant to which any Ultrapetrol Entity will make payments or repayments to any other lender or creditor of any Ultrapetrol Entity in respect of any Financial Debt including the Bondholders, the Offshore Lenders and OFID in each case in clauses (x) and (y) above, in excess of any scheduled amounts due and outstanding under any credit facility or the Indenture so long as such scheduled amounts were scheduled payments under the applicable credit facility or Indenture on or prior to January 11, 2016;
(e)	a breach (or, anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of the terms or conditions of any Third Party Forbearance Agreement; or
(f)	on the last day of the Forbearance Period.
5.2	The Borrowers and the Guarantor agree that each will promptly provide notice to IFC immediately on the occurrence of any Termination Event of which they have knowledge or reasonably expected to have knowledge.
5.3	The Forbearance will terminate on the Termination Date, without any further action, demand, presentment, protest or notice on the part of IFC, all of which the Borrowers and the Guarantor waive, and IFC shall be entitled to enforce any of its rights and remedies under the Transaction Documents, to make any demand and/or take any action it considers appropriate to protect its interests in respect of the IFC Loans, including their rights and remedies on account of the Current Events of Default that may then exist. Without limiting the generality of the foregoing, upon the occurrence of the Termination Date, IFC may, upon such notice or demand as may be specified in the Transaction Documents (if any) or applicable law, (a) collect or commence any legal or other action to collect any or all of the IFC Loans from the Borrowers and the Guarantor in the manner set forth in the Transaction Documents or applicable law, (h) foreclose or otherwise realize on any or all of the Collateral or if appropriate, setoff or apply to the payment of the IFC Loans any and all of the Collateral or the proceeds thereof, in the manner set forth in the Transaction Documents or applicable law, and (c) take any other enforcement action or otherwise exercise any or all rights and remedies provided for by the Transaction Documents or applicable law, all of which rights and remedies are fully reserved by IFC.
5.4	Notwithstanding termination of the Forbearance for any reason whatsoever, IFC shall be entitled to retain all of its other rights and benefits under this Agreement including with respect to any representation, acknowledgement, confirmation, release of liabilities, promise, covenant or agreement by the Borrowers and/or the Guarantor, which in all respects shall survive termination of the Forbearance.
6.	Release and Covenant Not to Sue
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6.1	In consideration of IFC agreeing to enter into this Agreement, each Borrower and the Guarantor, each for itself and on behalf of its permitted successors, hereby knowingly and voluntarily, unconditionally and irrevocably releases, acquits and discharges IFC and its Related Parties (each a "Lender Released Party") from any Claim of any Borrower, the Guarantor and their respective Related Parties relating in any manner whatsoever to any of the Transaction Documents or this Agreement (including any transaction contemplated thereby or undertaken in connection therewith, or otherwise in respect of the Borrowers and the Guarantor's credit relationship with IFC) which have existed at any time on or prior to the beginning of the Forbearance Period, including any which relates or may relate in any manner whatsoever to any facts, known or unknown, in existence on or at any time prior to the beginning of the Forbearance Period (each, a "Borrowers'-Related Claim").
6.2	The Borrowers and the Guarantor hereby knowingly and voluntarily, unconditionally and irrevocably, absolutely finally and forever covenant that each shall refrain, and further shall direct all of its Related Parties to refrain, from commencing or otherwise prosecuting any action, suit or other proceeding of any kind, nature, character, or description, including in law or in equity, against any Lender Released Party on account of any Borrowers'-Related Claim. Each Lender Released Party shall be entitled to enforce this covenant through specific performance. In addition to any other liability which shall accrue upon the breach of this covenant, the breaching party (including any successor of any Borrower or the Guarantor that commences or prosecutes any such action, suit or other proceeding) shall be liable to such Lender Released Party for all attorneys' fees and costs incurred by such party in the defence of any such action, suit or other proceeding.
7	Preservation and No Waiver of Rights
7.1	Each Borrower and the Guarantor each acknowledges and agrees that nothing contained in this Agreement, or the performance of the respective obligations under this Agreement, constitutes or shall be construed or deemed to constitute an amendment, modification or waiver of, or otherwise serve to impair, the rights, remedies, defenses, or claims of IFC under the IFC Loan Agreement, any other Transaction Document or applicable law, all of which are specifically preserved. The provisions of this Agreement are not intended to be, nor shall they be construed or deemed to be, a cure, satisfaction, reinstatement, novation, or release of any of the obligations of any Borrower or the Guarantor under the IFC Loan Agreement or any other Transaction Document, or of any prior, existing, or future default or acceleration right thereunder, including with respect to the Current Events of Default. For the avoidance of doubt, (a) IFC shall not be deemed to have waived compliance with any provision of, or covenants under, the IFC Loan Agreement or any other Transaction Document, including with respect to the Current Events of Default and (b) the foregoing reservation of rights does not negate the Forbearance during the term of the Forbearance Period as specifically provided in this Agreement.
7.2	Each Borrower and the Guarantor hereby confirm and agree that (a) each of the Transaction Documents remains in full force and effect as of the Effective Date, (b) agreements and obligations of each Borrower and the Guarantor contained in each such
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document constitute the legal, valid and binding obligations of each Borrower and the Guarantor, as applicable, enforceable against it in accordance with their respective terms, and as of the Effective Date, each Borrower and the Guarantor, each has no valid defenses to the enforcement of such obligations, (c) the guarantees set forth in the Guarantee Agreement shall continue to guarantee the payment of all obligations of each Borrower and the Guarantor under the Transaction Documents and (d) the Security Documents and all of the Collateral do and shall continue to secure the payments of the IFC Loans and other Secured Obligations.
8.	Borrowers' Representations and Warranties
8.1	Each Borrower and the Guarantor each hereby represents and warrants to IFC that each of the following statements is true, accurate and complete as of the date hereof and as of the Effective Date:
(a)	it has carefully read and fully understands all of the terms and conditions of this Agreement;
(b)	it has consulted with, or has had a full and fair opportunity to consult with, an attorney of its choosing regarding the terms and conditions of this Agreement;
(c)	it had a full and fair opportunity to participate in the drafting of this Agreement;
(d)	it is freely, voluntarily and knowingly entering into this Agreement;
(e)	in entering into this Agreement, it has not relied upon (i) any representation or warranty of IFC; or (ii) any covenant of IFC that is not set forth in this Agreement;
(f)	the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement (i) are within such its powers; (ii) have been duly authorized by all necessary action; (iii) do not and will not contravene or conflict with any provision of law or its charter and other constitutional documents; (iv) does not require any consent or approval of, notice to, or any other action by or before, any Authority, except such as have been obtained or made and are in full force and effect; (v) will not violate or result in a default or event of default under any material indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any payment to be made by it including under the Indenture, the Offshore Facility or the OFID Loan Agreement; and (vi) will not result in the creation or imposition of any Lien on any of its asset, except Liens created under the Transaction Documents;
(g)	this Agreement constitutes its legal, valid and binding obligation and is enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or as such enforcement may be limited by equitable principles generally;
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(h)	it understands the temporary nature of the Forbearance and of the other provisions of this Agreement in its favour and recognizes that IFC has no obligation to expand or extend the Forbearance or any such other provision (if any);
(i)	no Event of Default (other than the Current Events of Default) exists;
(j)	no Termination Event has occurred and is continuing;
(k)	there is no currently proceeding or pending proposals to dissolve or liquidate any of the Ultrapetrol Entities;
(1)	the representations and warranties contained in the IFC Loan Agreement and each other Transaction Document are true and correct on and as of the date hereof and on the Effective Date, after giving effect to the Forbearance provided for herein, as though made on and as of the date hereof and on the Effective Date, as applicable, other than any such representation or warranty that, by its terms, refers to a specific date; and
(m)	no representation, warranty or statement made or certificate, document or financial statement, proposal including any restructuring plan provided by the Borrowers and the Guarantor pursuant to this Agreement or any other Transaction Document, or in any other document furnished in connection herewith or therewith is untrue or incomplete or inaccurate in any material respect or contains any misrepresentation of a material fact or omits any fact or matter necessary to make any such representation, warranty or statement herein or therein is misleading.
8.2	Each Borrower and the Guarantor each acknowledges that it has made the representations and warranties under Section 8.1 for the purposes of inducing IFC to agree to the Forbearance. Each of the parties hereto further understands and acknowledges that IFC is relying on, and would not have entered into this Agreement (and would not have agreed to grant the Forbearance) had it not been for the representations and warranties of the Borrowers and the Guarantor set forth herein.
9.	Miscellaneous
9.1	If any provision of this Agreement is illegal or unenforceable, whether in whole or in part, the validity and enforceability of the remainder of this Agreement shall not be affected.
9.2	Each Borrower and the Guarantor shall each execute all such documents as may reasonably be required by IFC and take such steps and do all such acts or things as may be reasonably required by IFC for the purpose of giving effect to the provisions of this Agreement and the matters contemplated in it and obtaining or preserving the full benefits of this Agreement, the IFC Loan Agreement and the other Transaction Documents arid the rights, remedies, powers and privileges hereunder and thereunder.
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9.3	This Agreement shall be binding upon and shall enure for the benefit of the parties, their successors and assigns and the name of a party appearing herein shall be deemed to include the names of any such successor or assignee, provided that neither a Borrower nor the Guarantor may assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement, whether in whole or in part, without the prior written consent of IFC.
9.4	No variation, waiver or other amendment of this Agreement shall be effective or enforceable unless made in writing and signed by or on behalf of each Borrower, the Guarantor and IFC.
9.5	This Agreement (including its Schedules and Annexes) represents the entire undertaking and agreement among the Borrowers, the Guarantor and IFC with respect to its subject matter and supersedes any prior written or oral understandings, agreements, or representations among either of them with respect thereto. The Borrowers, the Guarantor and IFC agree and acknowledge that this Agreement shall constitute a Transaction Document for purposes of the IFC Loan Agreement and each other Transaction Document.
9.6	Without prejudice to Section 2.15 of the IFC Loan Agreement, each Borrower and the Guarantor each agrees that all payments made by it to IFC under this Agreement are to be made free and clear of and without any deduction, withholding or set-off whatsoever, including without prejudice to the generality of the foregoing, for or on account of tax unless any Borrower or the Guarantor is required by law to make such payment subject to the deduction, withholding or set-off in which case the relevant payment in respect of which such deduction, withholding or set-off is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction, withholding or set-off, IFC receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction, withholding or set-off been made or been required to be made.
9.7	Each Borrower and the Guarantor each waives and agrees that it shall not assert any defence, or make any claim in the nature of estoppel, waiver, laches or delay by reason of compliance with this Agreement and it is expressly understood that in addition to any other right of action permitted or, reserved by this Agreement, IFC shall not be precluded from taking any action or instituting any proceedings against the Borrowers or the Guarantor, as applicable on account of any delay or forbearance which has occurred by virtue of its compliance with the terms of this Agreement.
9.8	Save as otherwise expressly provided for in this Agreement, no failure or delay by IFC to exercise any right under this Agreement, the IFC Loan Agreement or any Transaction Document or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right.
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9.9	Each Borrower shall, from time to time on demand, pay, reimburse and indemnify IFC and/or provide to IFC monies on account for all costs and expenses (including legal fees) and expenses incurred and/or to be incurred by IFC in relation to or for the preservation or enforcement of its rights under the Transaction Documents, this Agreement, whether prior to or after the date of this Agreement.
9.10	IFC may, notwithstanding the terms of any other agreement between the Borrowers and the Guarantor and IFC, disclose the contents of this Agreement to (a) officers, directors, employees, attorneys, independent auditors, rating agencies, contractors, consultants (including, by way of example, technical and financial advisors) of IFC and its affiliates in the World Bank Group, including the Asset Management Company, (b) any Person who intends to purchase a Participation, and (c) any other Person as IFC may deem appropriate in connection with the administration of the IFC Loan, including for the purpose of exercising any power, remedy, right, authority, or discretion relevant to any Transaction Document, or in connection with any proposed sale, transfer, assignment or other disposition of IFC's rights, provided that in connection with clause (b) any such Person enters a into disclosure agreement in accordance with the IFC Loan Agreement.
9.11	This Agreement may be countersigned by different parties on separate counterparts, each of which when so executed and delivered shall constitute an original.
9.12	The provisions of Section 7.01 (Saving of Rights), Section 7.02 (Notices), Section 7.05 (Applicable Law and Jurisdiction) and Section 7.09 (Counterparts) of the Loan Agreement shall be incorporated into this Agreement as if set out in full herein and as if references in those clauses to "this Agreement" or "Transaction Documents" are references to this Agreement.
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IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Agreement to be signed in their respective names, as of the date first above written.
UABL Barges (Panama) S.A.
Co-Owner

	By:	/s/ Damian Scokin
	Name:	Damian Scokin
Title:

UABL Towing Services S.A.
Co-Borrower

	By:	/s/ Damian Scokin
	Name:	Damian Scokin
Title:

Marine Financial Investment Corp.
Co-Borrower

	By:	/s/ Damian Scokin
	Name:	Damian Scokin
Title:

Eastham Barges Inc.
Co-Borrower

	By:	/s/ Damian Scokin
	Name:	Damian Scokin
Title:

`	UABL Limited
Co-Borrower

	By:	/s/ Damian Scokin
	Name:	Damian Scokin
Title:

16

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Kemal Cakici
Name:	Kemal Cakici
Title:	Acting Director, Department of Social Operations

17

Exhibit 4.32

INVESTMENT NUMBER 30332

Standstill Agreement
(in respect of IFC's loans to UABL Paraguay S.A. and Riverpar S.A)

among

UABL Paraguay S.A. and Riverpar S.A

and

INTERNATIONAL FINANCE CORPORATION

Dated January 15, 2016

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STANDSTILL AGREEMENT
This Standstill Agreement (this "Agreement") is entered into as of January 15, 2016 by and among:
(1)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries, including the Republic of Paraguay ("UV");
(2)	UABL Paraguay S.A. a corporation organized and existing under the laws of Paraguay (the "UABPLY") and Riverpar S.A, a corporation organized and existing under the laws of Paraguay ("Riverpar");
(3)	UABL Limited, a corporation organized and existing under the laws of Bahamas ("UABL"); and
(4)	Ultrapetrol (Bahamas) Limited, a corporation organized and existing under the law of Bahamas (the "Parent Company").
RECITALS
(A)	Reference is made to (i) the Loan Agreement, dated as of December 2, 2011 ("IFC Loan Agreement"), among UABPLY and Riverpar as joint and several Co-Borrowers (collectively, the "Borrowers") and IFC, pursuant to the terms of which IFC has made available to the Borrowers a loan facility of up to $15,000,000 (the "IFC Loans") to finance the construction, completion, ownership and initial operation of the Project (as defined in the IFC Loan Agreement); (ii) the Guarantee Agreement, dated December 8, 2011 (the "UABL Guarantee Agreement") between UABL (the "UABL Guarantor") and IFC, pursuant to which the UABL Guarantor has guaranteed the joint and several obligations of the Borrowers under the IFC Loan Agreement, (iii) the Enforcement Shortfall Guarantee Agreement, dated as of December 8, 2011 (the "Parent Company Guarantee Agreement") between the Parent Company ("Ultrapetrol Guarantor" or the "Parent Company" and together with UBAL Guarantor, collectively, the "Obligors") and IFC, pursuant to which Ultrapetrol Guarantor agreed to guarantee the payment of any Enforcement Shortfall (as defined in the IFC Loan Agreement), (iv) the Security Documents (as defined in the IFC Loan Agreement) entered into by the Borrowers in favour of IFC and (v) the Collateral Trust Agreement, dated December 8, 2011 between Wilmington Trust, National Association ("Wilmington Trust"), pursuant to which Wilmington Trust agreed to act as security trustee for IFC. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings (assigned to such terms in the IFC Loan Agreement). The Parent Company and all of its subsidiaries shall hereinafter be referred to as the "Ultrapetrol Entities".
(B)	The Borrowers and the Obligors acknowledge and agree that the Current Events of Default (as defined in Section 2.1 hereof) have occurred and are continuing.
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(C)	The Borrowers and the Obligors have requested that IFC forbears from exercising any of its rights, powers and remedies against the Borrowers and the other Obligors in respect of the Current Events of Default (the "Forbearance") during the Forbearance Period(as defined in Section 3.1 below).
(D)	The Borrowers and the Obligors have requested that OPEC Fund for International Development ("OFID") to forbear from exercising any of its rights, powers and remedies against the Borrowers in respect of certain events of default existing under a certain loan agreement between the Borrowers and OFID during the Forbearance Period (the "OFID Standstill Agreement")
(E)	The Parent Company and certain of its subsidiaries (other than the Borrowers and the Obligors) have requested certain lenders to the offshore business (the "Offshore Lenders") under certain loan agreements (hereinafter, the Offshore Credit Facilities") to forbear from exercising any of its rights, powers and remedies against the applicable Ultrapetrol Entity in respect of the certain defaults existing under the Offshore Facilities during the Forbearance Period (the "Offshore Lenders Standstill Agreement"); and
(F)	The Parent Company and certain of its subsidiaries have requested the bondholders under the Indenture (the "Bondholders") to forbear from exercising any of their respective rights, powers and remedies against the applicable Ultrapetrol Entity in respect of certain defaults existing under the Indenture (hereinafter, the "Bondholders Standstill Agreement").
NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1	Definitions and Interpretation
1.1	For the purpose of this Agreement, capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the IFC Loan Agreement and the following terms shall have the following meanings:
"BNDES" means Bunco National de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Maritimo Ltda. ("UP Offshore") providing for BNDES to make available to UP Offshore a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
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"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Borrowers'-Related Claim" has the meaning given to that term in Section 6.1;
"Claims" means, with respect to any Person, all claims, counterclaims, actions, causes of action (including any relating in any manner to any existing litigation or investigation), suits, obligations, controversies, defenses, debts, liens, contracts, agreements, covenants, promises, liabilities, damages, penalties, demands, threats, compensation, losses, costs, judgments, orders, interest, fees or expense (including attorneys' fees and expenses) or other similar items of any kind, type, nature, character or description, whether in law, equity or otherwise, whether now known or unknown, whether in contract or in tort, whether choate or inchoate, whether contingent or vested, whether liquidated or unliquidated, whether fixed or unfixed, whether matured or unmatured, whether suspected or unsuspected, and whether or not concealed, sealed or hidden, of such party or that may be asserted by such Person, through such Person or otherwise on the behalf of such Person (including those which may be asserted on any derivative basis);
"Current Events of Default" has the meaning given to that term in Section 2.1;
"Effective Date" has the meaning given to that term in Section 3.2;
"Forbearance" has the meaning given to that term in Recital (C);
"Forbearance Period" has the meaning given to that term in Section 3.1;
"IFC Loan Agreement" has the meaning given to that term in Recital (A);
"IFC Loans" has the meaning given to that term in Recital (A);
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Lender Released Party" has the meaning given to that term in Section 6.1;
"Related Parties" means, with respect to each party to this Agreement, its predecessors, successors, parents, subsidiaries and affiliates and its and their respective past and present shareholders, directors, officers, partners, employers, employees, agents, consultants, representatives, principals, insurers, advisors, attorneys, heirs, executors, transferees and assigns, as applicable;
"Termination Event" has the meaning given to that term in Section 5.1; and
"Termination Date" has the meaning given to that term in Section 5.1.
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"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture and the BNDES Loan Agreement) to which the Parent Company or UP Offshore (Bahamas) Ltd. or an affiliate or subsidiary of them is a party, a forbearance agreement, (or in the case of the Indenture, the Bondholders Standstill Agreement entered into by the Bondholders of at least a majority in the principal amount of the Securities (as defined in the Indenture)), with the applicable creditors, including the OFID Standstill Agreement and the Offshore Standstill Agreement, all in form and substance reasonably acceptable to IFC, that shall remain in force throughout the Forbearance Period (with an outside termination date under each standstill agreement not to occur prior to 12:00 pm (NY time) on March 31, 2016), with provisions including, at a minimum:
(a)	forbearance, extension and/or waiver of:
(i)	any principal payments due under any credit facility and the indenture starting from January 11, 2016 (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
(ii)	any payments under any credit facility and the Indenture not otherwise permitted under the terms of this Agreement and the applicable Third Party Forbearance Agreement; and
(iii)	existing and potential breaches of any financial covenants thereunder through March 31, 2016).
(b)	an acknowledgment and agreement from the Offshore Lenders that funds used from any debt service reserve account established under the Offshore Credit Facilities shall not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement.
1.2	In this Agreement, unless the context otherwise requires:
(a)	headings are for convenience only and do not affect the interpretation of this Agreement;
(b)	wordings importing the singular include the plural and vice versa;
(c)	a reference to an Article, Section, Schedule or party is a reference to that Article or Section of or, as the case may be, that party to this Agreement;
(d)	a reference to a document includes an amendment or supplement to, replacement or novation of, or a translation of that document;
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(e)	"including" means "including without limitation;" and
(f)	a reference to a party to any document includes that party's successors and permitted assigns.
2.	Borrowers' Acknowledgements
2.1	Each Borrower and each other Obligor acknowledges and agrees that as of the Effective Date (as defined in Section 3.2 below), an Event of Default has occurred and is continuing under the IFC Loan Agreement (hereinafter, the "Current Event of Default") as a result of the failure by certain Ultrapetrol Entities to make scheduled payments required under the Indenture which resulted in a cross-default to occur and continue under Section 6.02(K) of the IFC Loan Agreement and that, but for the Forbearance set forth in Section 3 of this Agreement, IFC immediately and without further notice under the IFC Loan Agreement or otherwise is entitled to cause the acceleration of all amounts due and payable under the IFC Loan Agreement and exercise any and all remedies against the Borrowers and the other Obligors as a result of the Current Events of Default. The failure to list any existing Event of Default in this Agreement of which IFC had or could have had actual knowledge as of the date hereof, is not intended and shall not be construed to be a waiver thereof or an acquiescence therein.
3.	Forbearance
3.1	IFC hereby agrees to the Forbearance upon and subject to the terms and conditions of this Agreement. The Forbearance will take effect on the Effective Date and will continue until the earlier of: (i) 12:00 pm (New York time) on March 31, 2016; or (ii) the Termination Date (the "Forbearance Period").
3.2	The Forbearance will take effect and the Forbearance Period will begin on the date when IFC notifies the Borrowers in writing that the following conditions have been met in form and substance satisfactory to IFC or waived in writing by IFC (the "Effective Date"):
(a)	this Agreement has been executed by each of the parties hereto;
(b)	IFC has received copies of Board Resolutions of the Parent Company authorising the execution, delivery and performance by the applicable Ultrapetrol Entity of this Agreement;
(c)	IFC shall have received a fee equal to$15,000, no later than January 15, 2016;
(d)	IFC shall have received fully executed copies of Third Party Forbearance Agreements entered into by the applicable Ultrapetrol Entity and applicable creditor on or prior to the Effective Date; and
(e)	the Borrowers agree to (x) pay all fees and expenses of a legal advisor and a financial advisor to be retained jointly by IFC and OFID in their sole discretion
6

(including the determination of the scope of work to be conducted by such advisors) in connection with the negotiation and documentation of a restructuring transaction (in or outside of a court in (or outside of) the United States of America); (y) indemnify IFC for all pending and outstanding fees of the legal advisor and financial advisor to the extent they have not been paid by the Borrowers within 5 business days after receipt of an invoice and (z) fully cooperate and cause each other Obligor to fully cooperate with the legal advisor and the financial advisor.
3.3	Subject to Sections 5 and 7, during the Forbearance Period, IFC agrees not to enforce any of its rights and remedies under the Transaction Documents relating to, and will not otherwise bring any litigation, arbitration or other judicial or quasi-judicial proceeding in connection with or solely as a result of, the Current Events of Default, whether directly or by enforcement of its rights under the Security Documents.
3.4	The entering into by IFC and the performance by it of its agreements and obligations under this Agreement shall be without prejudice to any of IFC's rights with respect to the Current Events of Default, which may be asserted by IFC at the end of the Forbearance Period, or with respect to any other rights of IFC in respect of any other matter. Without limiting the generality of the preservation of rights set forth in Section 7.1, nothing contained in this Agreement is intended or shall be deemed to constitute an acknowledgment, representation, warranty, covenant or other agreement on the part of IFC that it has agreed or it will agree: (i) to enter into any restructuring of the Borrowers and the other Obligors' obligations and liabilities under the Transaction Documents on any terms and conditions; (ii) to grant any forbearance relating to any Potential Event of Default or Event of Default other than the Current Events of Default; or (iii) to grant any forbearance relating to the Current Events of Default beyond the end of the Forbearance Period, and no such agreement may be implied by anything in this Agreement. Each Borrower and each of the Obligors acknowledges that IFC has not made any assurances whatsoever concerning any possibility of any extensions of the Forbearance Period, any other standstill, forbearance or similar arrangement or any other limitations on the exercise of its rights, remedies and privileges under or otherwise in connection with the Transaction Documents or applicable law.
3.5	Each Borrower and each of the other Obligors agrees that notwithstanding their respective entry into the Forbearance or the termination thereof, all of their respective obligations under the IFC Loan Agreement, the Security Documents and any other Transaction Documents to which it is a party are and continue to be in full force and effect, and are not, except as otherwise expressly provided herein, varied, amended, modified, waived or released in any manner, including during the Forbearance Period. Except as otherwise expressly provided herein, neither the Borrowers nor any other Obligor shall be released or otherwise excused from complying with any provisions of any of the Transaction Documents. Each Borrower also acknowledges that the absence at the date of this Agreement of notices from IFC with respect to any Events of Default other than the Current Events of Default does not amount to any waiver by IFC of those Events of Default.
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3.6	Notwithstanding Section 3.3 hereof, the Borrowers and each Obligor shall comply, except to the extent such compliance is excused by the terms of this Agreement, with all explicit restrictions or prohibitions triggered by the existence or continuation of any Potential Event of Default or Event of Default under the IFC Loan Agreement and each other Transaction Document.
4.	Additional Agreements and Undertakings
In order to induce IFC to grant the Forbearance and as express conditions thereto, but without limiting the generality or application of the provisions of the IFC Loan Agreement, each Borrower and each Obligor agrees that, during the Forbearance Period, it will:
(a)	not take any action inconsistent with this Agreement;
(b)	at all times:
(i)	keep IFC fully advised of all and any matters which may materially affect the business, financial condition, assets or prospects of the Ultrapetrol Entities; and
(ii)	promptly provide to IFC such financial or other information with respect to the business, financial condition, assets or prospects of the Borrowers, each other Obligor and the other Ultrapetrol Entities as it may from time to time request.
(c)	provide IFC unredacted copies of any restructuring plan (each, a "Plan") presented by any Ultrapetrol Entity to the Bondholders and Offshore Lenders or any other lender to any Ultrapetrol Entity or any subsidiary thereof, and the Parent Company shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to IFC of copies of any revisions to any such Plan or any succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, the Offshore Lenders or such other lenders;
(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, Offshore Lenders or any other lender; and
(iii)	provide status reports to IFC on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the IFC.
(d)	not incur or assume any additional Financial Debt after the date of this Agreement unless the proceeds of such Financial Debt are applied immediately to repay the IFC Loans in full and to pay all applicable interest (including any
8

default rate interest) thereon and all other amounts owing to IFC under the Transaction Documents;
(e)	not enter into any arrangements with any creditor pursuant to which they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place prior to September 30, 2015 (including pursuant to any Third Party Forbearance Agreement);
(f)	provide evidence as required by IFC and satisfactory thereto relating to capital expenses during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the ships or vessels in compliance with all applicable laws, regulations and insurance requirements); and
(g)	declare or pay any dividend or make any cash distribution on any of its capital stock or purchase, redeem or otherwise acquire any stock of the Borrowers or any other Obligors or any option over them or make a payment under any subordinated Financial Debt (including shareholder loans).
5.	Termination
5.1	This Agreement will automatically terminate on the earliest date (the "Termination Date") of the occurrence of any of the following events (each a "Termination Event") (unless IFC agrees to waive such Termination Event in writing):
(a)	a breach (or a potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or any other Obligor of any representation, warranty, covenant or other agreement contained in this Agreement (in whole or in part);
(b)	any Potential Event of Default or Event of Default, including any Event of Default under Section 6.02(g), Section 6.02(h), Section 6.02(i), Section 6.02(j), Section 6.02(o) and 6.03 of the IFC Loan Agreement, (other than the Current Events of Default) occurs;
(c)	if another lender, bondholder or creditor (including a hedge provider):
(i)	increases any interest rate or margin in respect of any loan made to any Ultrapetrol Entity and/or charges default interest in respect of any other loan made to any Ultrapetrol Entity, in each case as a result of any default by any Ultrapetrol Entity of its obligations under any loan agreement or hedge agreement related thereto or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities;
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(ii)	gives notice to any Ultrapetrol Entity calling an event of default under any loan agreement or hedge agreement between such lender or creditor (including a hedge provider) or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities; or
(iii)	any creditor or lender exercises any remedies or commences any actions against any Borrower or any other Obligor or takes, or purports to take, any enforcement action with respect to any collateral granted in favour of such lender or creditor (including a hedge provider), including by way of applying any set-off or similar rights of such lender or creditor.
(d)	any Ultrapetrol Entity or any of its Affiliates or any Person acting on their respective behalves make (x) any payments or repayments or (y) agree on any terms pursuant to which any Ultrapetrol Entity will make payments or repayments to any other lender or creditor of any Ultrapetrol Entity in respect of any Financial Debt including the Bondholders, the Offshore Lenders and OFID in each case in clauses (x) and (y) above, in excess of any scheduled amounts due and outstanding under any credit facility or the Indenture so long as such scheduled amounts were scheduled payments under the applicable credit facility or Indenture on or prior to January 11, 2016;
(e)	a breach (or, anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of the terms or conditions of any Third Party Forbearance Agreement; or
(f)	on the last day of the Forbearance Period.
5.2	The Borrowers and each other Obligor agree that each will promptly provide notice to IFC immediately on the occurrence of any Termination Event of which they have knowledge or reasonably expected to have knowledge.
5.3	The Forbearance will terminate on the Termination Date, without any further action, demand, presentment, protest or notice on the part of IFC, all of which the Borrowers and each Obligor waive, and IFC shall be entitled to enforce any of its rights and remedies under the Transaction Documents, to make any demand and/or take any action it considers appropriate to protect its interests in respect of the IFC Loans, including their rights and remedies on account of the Current Events of Default that may then exist. Without limiting the generality of the foregoing, upon the occurrence of the Termination Date, IFC may, upon such notice or demand as may be specified in the Transaction Documents (if any) or applicable law, (a) collect or commence any legal or other action to collect any or all of the IFC Loans from the Borrowers and the other Obligors in the manner set forth in the Transaction Documents or applicable law, (b) foreclose or otherwise realize on any or all of the Collateral or if appropriate, setoff or apply to the payment of the IFC Loans any and all of the Collateral or the proceeds thereof, in the manner set forth in the Transaction Documents or applicable law, and (c) take any other enforcement action or otherwise exercise any or all rights and remedies provided for by the Transaction Documents or applicable law, all of which rights and remedies are fully reserved by IFC.
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5.4	Notwithstanding termination of the Forbearance for any reason whatsoever, IFC shall be entitled to retain all of its other rights and benefits under this Agreement including with respect to any representation, acknowledgement, confirmation, release of liabilities, promise, covenant or agreement by the Borrowers and/or any other Obligor, which in all respects shall survive termination of the Forbearance.
6.	Release and Covenant Not to Sue
6.1	In consideration of IFC agreeing to enter into this Agreement, each Borrower and each Obligor, for itself and on behalf of its permitted successors, hereby knowingly and voluntarily, unconditionally and irrevocably releases, acquits and discharges IFC and its Related Parties (each a "Lender Released Party") from any Claim of any Borrower, any other Obligor and their respective Related Parties relating in any manner whatsoever to any of the Transaction Documents or this Agreement (including any transaction contemplated thereby or undertaken in connection therewith, or otherwise in respect of the Borrowers and the other Obligors' credit relationship with IFC) which have existed at any time on or prior to the beginning of the Forbearance Period, including any which relates or may relate in any manner whatsoever to any facts, known or unknown, in existence on or at any time prior to the beginning of the Forbearance Period (each, a "Borrowers'-Related Claim").
6.2	Each Borrower and each other Obligor hereby knowingly and voluntarily, unconditionally and irrevocably, absolutely finally and forever covenants that it shall refrain, and further shall direct all of its Related Parties to refrain, from commencing or otherwise prosecuting any action, suit or other proceeding of any kind, nature, character, or description, including in law or in equity, against any Lender Released Party on account of any Borrowers'-Related Claim. Each Lender Released Party shall be entitled to enforce this covenant through specific performance. In addition to any other liability which shall accrue upon the breach of this covenant, the breaching party (including any successor of any Borrower or Obligor that commences or prosecutes any such action, suit or other proceeding) shall be liable to such Lender Released Party for all attorneys' fees and costs incurred by such party in the defence of any such action, suit or other proceeding.
7	Preservation and No Waiver of Rights
7.1	Each Borrower and each Obligor acknowledges and agrees that nothing contained in this Agreement, or the performance of the respective obligations under this Agreement, constitutes or shall be construed or deemed to constitute an amendment, modification or waiver of, or otherwise serve to impair, the rights, remedies, defenses, or claims of IFC under the IFC Loan Agreement, any other Transaction Document or applicable law, all of which are specifically preserved. The provisions of this Agreement are not intended to be, nor shall they be construed or deemed to be, a cure, satisfaction, reinstatement, novation, or release of any of the obligations of any Borrower or any other Obligor under the IFC Loan Agreement or any other Transaction Document, or of any prior, existing, or future default or acceleration right thereunder, including with
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respect to the Current Events of Default. For the avoidance of doubt, (a) IFC shall not be deemed to have waived compliance with any provision of, or covenants under, the IFC Loan Agreement or any other Transaction Document, including with respect to the Current Events of Default and (b) the foregoing reservation of rights does not negate the Forbearance during the term of the Forbearance Period as specifically provided in this Agreement.
7.2	Each Borrower and each Obligor hereby confirms and agrees that (a) each of the Transaction Documents remains in full force and effect as of the Effective Date, (b) agreements and obligations of each Borrower and each Obligor contained in each such document constitute the legal, valid and binding obligations of each Borrower and each Obligor, as applicable, enforceable against it in accordance with their respective terms, arid as of the Effective Date, each Borrower and each Obligor has no valid defenses to the enforcement of such obligations, (c) the guarantees set forth in UABL Guarantee Agreement and the Parent Company Guarantee Agreement shall continue to guarantee the payment of all obligations of each Borrower and each Obligor under the Transaction Documents and (d) the Security Documents and all of the Collateral do and shall continue to secure the payments of the IFC Loans and other Secured Obligations.
8.	Borrowers' Representations and Warranties
8.1	Each Borrower and each Obligor represents and warrants to IFC that each of the following statements is true, accurate and complete as of the date hereof and as of the Effective Date:
(a)	it has carefully read and fully understands all of the terms and conditions of this Agreement;
(b)	it has consulted with, or has had a full and fair opportunity to consult with, an attorney of its choosing regarding the terms and conditions of this Agreement;
(c)	it had a full and fair opportunity to participate in the drafting of this Agreement;
(d)	it is freely, voluntarily and knowingly entering into this Agreement;
(e)	in entering into this Agreement, it has not relied upon (i) any representation or warranty of IFC; or (ii) any covenant of 'EC that is not set forth in this Agreement;
(f)	the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement (i) are within such its powers; (ii) have been duly authorized by all necessary action; (iii) do not and will not contravene or conflict with any provision of law or its charter and other constitutional documents; (iv) does not require any consent or approval of, notice to, or any other action by or before, any Authority, except such as have been obtained or made and are in full force and effect; (v) will not violate or result in a default or event of default under any material indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any
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payment to be made by it including under the Indenture, the Offshore Facility or the OFID Loan Agreement; and (vi) will not result in the creation or imposition of any Lien on any of its asset, except Liens created under the Transaction Documents;
(g)	this Agreement constitutes its legal, valid and binding obligation and is enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or as such enforcement may be limited by equitable principles generally;
(h)	it understands the temporary nature of the Forbearance and of the other provisions of this Agreement in its favour and recognizes that IFC has no obligation to expand or extend the Forbearance or any such other provision (if any);
(i)	no Event of Default (other than the Current Events of Default) exists;
(j)	no Termination Event has occurred and is continuing;
(k)	there is no currently proceeding or pending proposals to dissolve or liquidate any of the Ultrapetrol Entities;
(l)	the representations and warranties contained in the IFC Loan Agreement and each other Transaction Document are true and correct on and as of the date hereof and on the Effective Date, after giving effect to the Forbearance provided for herein, as though made on and as of the date hereof and on the Effective Date, as applicable, other than any such representation or warranty that, by its terms, refers to a specific date; and
(m)	no representation, warranty or statement made or certificate, document or financial statement, proposal including any restructuring plan provided by the Borrowers and the other Obligor pursuant to this Agreement or any other Transaction Document, or in any other document furnished in connection herewith or therewith is untrue or incomplete or inaccurate in any material respect or contains any misrepresentation of a material fact or omits any fact or matter necessary to make any such representation, warranty or statement herein or therein is misleading.
8.2	Each Borrower and each Obligor acknowledges that it has made the representations and warranties under Section 8.1 for the purposes of inducing IFC to agree to the Forbearance. Each of the parties hereto further understands and acknowledges that IFC is relying on, and would not have entered into this Agreement (and would not have agreed to grant the Forbearance) had it not been for the representations and warranties of the Borrowers and the other Obligors set forth herein.
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9.	Miscellaneous
9.1	if any provision of this Agreement is illegal or unenforceable, whether in whole or in part, the validity and enforceability of the remainder of this Agreement shall not be affected.
9.2	Each Borrower and each Obligor shall execute all such documents as may reasonably be required by IFC and take such steps and do all such acts or things as may be reasonably required by IFC for the purpose of giving effect to the provisions of this Agreement and the matters contemplated in it and obtaining or preserving the full benefits of this Agreement, the IFC Loan Agreement and the other Transaction Documents and the rights, remedies, powers and privileges hereunder and thereunder.
9.3	This Agreement shall be binding upon and shall enure for the benefit of the parties, their successors and assigns and the name of a party appearing herein shall be deemed to include the names of any such successor or assignee, provided that neither a Borrower nor any other Obligor may assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement, whether in whole or in part, without the prior written consent of IFC.
9.4	No variation, waiver or other amendment of this Agreement shall be effective or enforceable unless made in writing and signed by or on behalf of each Borrower, each other Obligor and IFC.
9.5	This Agreement (including its Schedules and Annexes) represents the entire undertaking and agreement among the Borrowers, the other Obligors and IFC with respect to its subject matter and supersedes any prior written or oral understandings, agreements, or representations among either of them with respect thereto. The Borrowers, each other Obligor and IFC agree and acknowledge that this Agreement shall constitute a Transaction Document for purposes of the IFC Loan Agreement and each other Transaction Document.
9.6	Without prejudice to Section 2.15 of the IFC Loan Agreement, each Borrower and each other Obligor agrees that all payments made by it to IFC under this Agreement are to be made free and clear of and without any deduction, withholding or set-off whatsoever, including without prejudice to the generality of the foregoing, for or on account of tax unless any Borrower or any other Obligor is required by law to make such payment subject to the deduction, withholding or set-off in which case the relevant payment in respect of which such deduction, withholding or set-off is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction, withholding or set-off, IFC receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction, withholding or set-off been made or been required to be made.
9.7	Each Borrower and each Obligor waives and agrees that it shall not assert any defence, or make any claim in the nature of estoppel, waiver, [aches or delay by reason of compliance with this Agreement and it is expressly understood that in addition to any
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other right of action permitted or reserved by this Agreement, IFC shall not be precluded from taking any action or instituting any proceedings against the Borrowers or any other Obligor, as applicable on account of any delay or forbearance which has occurred by virtue of its compliance with the Willis of this Agreement.
9.8	Save as otherwise expressly provided for in this Agreement, no failure or delay by IFC to exercise any right under this Agreement, the IFC Loan Agreement or any Transaction Document or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right.
9.9	Each Borrower shall, from time to time on demand, pay, reimburse and indemnify IFC and/or provide to IFC monies on account for all costs and expenses (including legal fees) and expenses incurred and/or to be incurred by IFC in relation to or for the preservation or enforcement of its rights under the Transaction Documents, this Agreement, whether prior to or after the date of this Agreement.
9.10	IFC may, notwithstanding the terms of any other agreement between the Borrowers and any other Obligor and IFC, disclose the contents of this Agreement to (a) officers, directors, employees, attorneys, independent auditors, rating agencies, contractors, consultants (including, by way of example, technical and financial advisors) of IFC and its affiliates in the World Bank Group, including the Asset Management Company, (El) any Person who intends to purchase a Participation, and (c) any other Person as IFC may deem appropriate in connection with the administration of the IFC Loan, including for the purpose of exercising any power, remedy, right, authority, or discretion relevant to any Transaction Document, or in connection with any proposed sale, transfer, assignment or other disposition of IFC's rights, provided that in connection with clause (b) any such Person enters a into disclosure agreement in accordance with the IFC Loan Agreement.
9.11	This Agreement may be countersigned by different parties on separate counterparts, each of which when so executed and delivered shall constitute an original.
9.12	The provisions of Section 7.01 (Saving of Rights), Section 7.02 (Notices), Section 7.05 (Applicable Law and Jurisdiction) and Section 7.09 (Counterparts) of the Loan Agreement shall be incorporated into this Agreement as if set out in full herein and as if references in those clauses to "this Agreement" or "Transaction Documents" are references to this Agreement.
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IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Agreement to be signed in their respective names, as of the date first above written.
UABL Paraguay S.A.
Co-Borrower

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

Riverpar S.A.
Co-Borrower

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UABL Limited
Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

Ultrapetrol (Bahamas) Limited
Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Kemal Cakici
Name:	Kemal Cakici
Title:	Acting Director, Department of Social Operations

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Exhibit 4.33

OFID Agreement Number 1415PS

Standstill Agreement
(in respect of  OFID's loans to UABL Paraguay S.A. and Riverpar S.A)

 among

UABL Paraguay S.A. and Riverpar S.A

and

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

Dated January 15, 2016

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STANDSTILL AGREEMENT

This Standstill Agreement (this "Agreement") is entered into as of January 15, 2016 by and among:

(1)	THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT, an international organization established by Articles of Agreement among its member countries ("OFID");

(2)	UABL Paraguay S.A. a corporation organized and existing under the laws of Paraguay (the "UABPLY") and Riverpar S.A, a corporation organized and existing under the laws of Paraguay ("Riverpar");

(3)	UABL Limited, a corporation organized and existing under the laws of Bahamas ("UABL"); and

(4)	Ultrapetrol (Bahamas) Limited, a corporation organized and existing under the law of Bahamas (the "Parent Company").

RECITALS

(A)	Reference is made to (i) the Loan Agreement, dated as of December 15, 2011 ("OFID Loan Agreement"), among UABPLY and Riverpar as joint and several Co-Borrowers (collectively, the "Borrowers") and OFID, pursuant to the terms of which OFID has made available to the Borrowers a loan facility of up to $10,000,000 (the "OFID Loans") to finance the construction, completion, ownership and initial operation of the Project (as defined in the OFID Loan Agreement); (ii) the Guarantee Agreement, dated January 13, 2012 (the "Guarantee Agreement") between UABL (the "UABL Guarantor") and OFID, pursuant to which the UABL Guarantor has guaranteed the joint and several obligations of the Borrowers under the OFID Loan Agreement, (iii) the Enforcement Shortfall Guarantee Agreement, dated as of December 15, 2011 (the "OFID Enforcement Shortfall Guarantee Agreement") between the Parent Company ("Ultrapetrol Guarantor" or the "Parent Company" and together with UBAL Guarantor, collectively, the "Obligors") and OFID, pursuant to which Ultrapetrol Guarantor agreed to guarantee the payment of any Enforcement Shortfall Amount (as defined in the OFID Loan Agreement), (iv) the Security Documents (as defined in the OFID Loan Agreement) entered into by the Borrowers in favour of OFID and (v) the Collateral Trust Agreement, dated December 8, 2011 between Wilmington Trust, National Association ("Wilmington Trust"), pursuant to which Wilmington Trust agreed to act as security trustee for OFID. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings (assigned to such terms in the OFID Loan Agreement). The Parent Company and all of its subsidiaries shall hereinafter be referred to as the "Ultrapetrol Entities".

(B)	The Borrowers and the Obligors acknowledge and agree that the Current Events of Default (as defined in Section 2.1 hereof) have occurred and are continuing.

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(C)            The Borrowers and the Obligors have requested that OFID forbears from exercising any of its rights, powers and remedies against the Borrowers and the other Obligors in respect of the Current Events of Default during the Forbearance Period (the "Forbearance").

(D)            The Borrowers and the Obligors have requested that International Finance Corporation ("IFC") to forbear from exercising any of its rights, powers and remedies against the Borrowers in respect of certain events of default existing under a certain loan agreements between the Borrowers and IFC during the Forbearance Period (the "IFC Standstill Agreements")

(E)            The Parent Company and certain of its subsidiaries (other than the Borrowers and the Obligors) have requested certain lenders to the offshore business (the "Offshore Lenders") under certain loan agreements (hereinafter, the Offshore Credit Facilities") to forbear from exercising any of its rights, powers and remedies against the applicable Ultrapetrol Entity in respect of the certain defaults existing under the Offshore Facilities during the Forbearance Period (the "Offshore Lenders Standstill Agreement");

(F)            The Parent Company and certain of its subsidiaries (other than the Borrowers and the Obligors) have requested the bondholders under the Indenture (the "Bondholders") to forbear from exercising any of their respective rights, powers and remedies against the applicable Ultrapetrol Entity in respect of certain defaults existing under the Indenture (hereinafter, the "Bondholders Standstill Agreement").

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1	Definitions and Interpretation

1.1	For the purpose of this Agreement, capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the OFID Loan Agreement and the following terms shall have the following meanings:

"BNDES" means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile no100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

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"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.

"Borrowers'-Related Claim" has the meaning given to that term in Section 6.1;

"Claims" means, with respect to any Person, all claims, counterclaims, actions, causes of action (including any relating in any manner to any existing litigation or investigation), suits, obligations, controversies, defenses, debts, liens, contracts, agreements, covenants, promises, liabilities, damages, penalties, demands, threats, compensation, losses, costs, judgments, orders, interest, fees or expense (including attorneys' fees and expenses) or other similar items of any kind, type, nature, character or description, whether in law, equity or otherwise, whether now known or unknown, whether in contract or in tort, whether choate or inchoate, whether contingent or vested, whether liquidated or unliquidated, whether fixed or unfixed, whether matured or unmatured, whether suspected or unsuspected, and whether or not concealed, sealed or hidden, of such party or that may be asserted by such Person, through such Person or otherwise on the behalf of such Person (including those which may be asserted on any derivative basis);

"Current Events of Default" has the meaning given to that term in Section 2.1;

"Effective Date" has the meaning given to that term in Section 3.2;

"Forbearance" has the meaning given to that term in Recital (C);

"Forbearance Period" has the meaning given to that term in Section 3.1;

"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.

"Lender Released Party" has the meaning given to that term in Section 6.1;

"OFID Loan Agreement" has the meaning given to that term in Recital (A);

"OFID Loans" has the meaning given to that term in Recital (A);

"Related Parties" means, with respect to each party to this Agreement, its predecessors, successors, parents, subsidiaries and affiliates and its and their respective past and present shareholders, directors, officers, partners, employers, employees, agents, consultants, representatives, principals, insurers, advisors, attorneys, heirs, executors, transferees and assigns, as applicable;

"Termination Event" has the meaning given to that term in Section 5.1; and

"Termination Date" has the meaning given to that term in Section 5.1.

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"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement, (or in the case of the Indenture, the Bondholders Standstill  Agreement entered into  by the Bondholders of at least a majority in the principal amount of the Securities (as defined in the Indenture)), with the applicable creditors, including the IFC Standstill Agreements and the Offshore Standstill Agreement, all in form and substance reasonably acceptable to OFID, that shall remain in force throughout the Forbearance Period (with an outside termination date under each standstill agreement not to occur prior to 12:00 pm (NY time) on March 31, 2016), with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

(i)	any principal payments due under any Offshore Credit Facility after the Effective Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

(ii)	any payments under any such any Offshore Credit Facility not otherwise permitted under the terms of this Agreement and the applicant Third Party Forbearance Agreement; and

(iii)	existing and potential breaches of any financial covenants thereunder through March 31, 2016); and

(b)	an acknowledgment and agreement from the Offshore Lenders that funds used from any debt service reserve account established under the Offshore Credit Facilities shall not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement

1.2          In this Agreement, unless the context otherwise requires:

(a)	headings are for convenience only and do not affect the interpretation of this Agreement;

(b)	wordings importing the singular include the plural and vice versa;

(c)	a reference to an Article, Section, Schedule or party is a reference to that Article or Section of or, as the case may be, that party to this Agreement;

(d)	a reference to a document includes an amendment or supplement to, replacement or novation of, or a translation of that document;

(e)	"including" means "including without limitation;" and

(f)	a reference to a party to any document includes that party's successors and permitted assigns.

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2.	Borrowers' Acknowledgements

2.1	Each Borrower and each other Obligor acknowledges and agrees that as of the Effective Date (as defined in Section 3.2 below), an Event of Default has occurred and is continuing under the OFID Loan Agreement (hereinafter, the "Current Event of Default") as a result of the failure by certain Ultrapetrol Entities to make scheduled payments required under the Indenture which resulted in a cross-default to occur and continue under Section 6.02(K) of the OFID Loan Agreement and that, but for the Forbearance set forth in Section 3 of this Agreement, OFID immediately and without further notice under the OFID Loan Agreement or otherwise is entitled to cause the acceleration of all amounts due and payable under the OFID Loan Agreement and exercise any and all remedies against the Borrowers and the other Obligors as a result of the Current Events of Default. The failure to list any existing Event of Default in this Agreement of which OFID had or could have had actual knowledge as of the date hereof, is not intended and shall not be construed to be a waiver thereof or an acquiescence therein.
3.	Forbearance

3.1	OFID hereby agrees to the Forbearance upon and subject to the terms and conditions of this Agreement. The Forbearance will take effect on the Effective Date and will continue until the earlier of: (i) 12:00 pm (New York time) on March 31, 2016; or (ii) the Termination Date (the "Forbearance Period").

3.2	The Forbearance will take effect and the Forbearance Period will begin on the date when OFID notifies the Borrowers in writing that the following conditions have been met in form and substance satisfactory to OFID or waived in writing by OFID (the "Effective Date"):

(a)	this Agreement has been executed by each of the parties hereto;

(b)	OFID has received copies of Board Resolutions of the Parent Company authorising the execution, delivery and performance by the applicable Ultrapetrol Entity of this Agreement;

(c)	OFID shall have received a fee equal to$7,500, no later than January 15, 2016;

(d)	OFID shall have received fully executed copies of Third Party Forbearance Agreements entered into by the applicable Ultrapetrol Entity and applicable creditor on or prior to the Effective Date ; and

(e)	the Borrowers agree to (x) pay all fees and expenses of a legal advisor and a financial advisor to be retained jointly by OFID and IFC in their sole discretion (including the determination of the scope of work to be conducted by such advisors) in connection with the negotiation and documentation of a restructuring transaction (in or outside of a court in (or outside of) the United States of America); (y) indemnify OFID for all pending and outstanding fees of the legal advisor and financial advisor to the extent they have not been paid by the Borrowers within 5 business days after receipt of an invoice and (z) fully cooperate and cause each other Obligor to fully cooperate with the legal advisor and the financial advisor.

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3.3	Subject to Sections 5 and 7, during the Forbearance Period, OFID agrees not to enforce any of its rights and remedies under the Transaction Documents relating to, and will not otherwise bring any litigation, arbitration or other judicial or quasi-judicial proceeding in connection with or solely as a result of, the Current Events of Default, whether directly or by enforcement of its rights under the Security Documents.

3.4	The entering into by OFID and the performance by it of its agreements and obligations under this Agreement shall be without prejudice to any of OFID's rights with respect to the Current Events of Default, which may be asserted by OFID at the end of the Forbearance Period, or with respect to any other rights of OFID in respect of any other matter. Without limiting the generality of the preservation of rights set forth in Section 7.1, nothing contained in this Agreement is intended or shall be deemed to constitute an acknowledgment, representation, warranty, covenant or other agreement on the part of OFID that it has agreed or it will agree: (i) to enter into any restructuring of the Borrowers and the other Obligors' obligations and liabilities under the Transaction Documents on any terms and conditions; (ii) to grant any forbearance relating to any Potential Event of Default or Event of Default other than the Current Events of Default; or (iii) to grant any forbearance relating to the Current Events of Default beyond the end of the Forbearance Period, and no such agreement may be implied by anything in this Agreement. Each Borrower and each of the Obligors acknowledges that OFID has not made any assurances whatsoever concerning any possibility of any extensions of the Forbearance Period, any other standstill, forbearance or similar arrangement or any other limitations on the exercise of its rights, remedies and privileges under or otherwise in connection with the Transaction Documents or applicable law.

3.5	Each Borrower and each of the other Obligors agrees that notwithstanding their respective entry into the Forbearance or the termination thereof, all of their respective obligations under the OFID Loan Agreement, the Security Documents and any other Transaction Documents to which it is a party are and continue to be in full force and effect, and are not, except as otherwise expressly provided herein, varied, amended, modified, waived or released in any manner, including during the Forbearance Period. Except as otherwise expressly provided herein, neither the Borrowers nor any other Obligor shall be released or otherwise excused from complying with any provisions of any of the Transaction Documents. Each Borrower also acknowledges that the absence at the date of this Agreement of notices from OFID with respect to any Events of Default other than the Current Events of Default does not amount to any waiver by OFID of those Events of Default.

3.6	Notwithstanding Section 3.3 hereof, the Borrowers and each Obligor shall comply, except to the extent such compliance is excused by the terms of this Agreement, with all explicit restrictions or prohibitions triggered by the existence or continuation of any Potential Event of Default or Event of Default under the OFID Loan Agreement and each other Transaction Document.

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4.	Additional Agreements and Undertakings

In order to induce OFID to grant the Forbearance and as express conditions thereto, but without limiting the generality or application of the provisions of the OFID Loan Agreement, each Borrower and each Obligor agrees that, during the Forbearance Period, it will:

(a)	not take any action inconsistent with this Agreement;

(b)	at all times:

(i)	keep OFID fully advised of all and any matters which may materially affect the business, financial condition, assets or prospects of the Ultrapetrol Entities; and

(ii)	promptly provide to OFID such financial or other information with respect to the business, financial condition, assets or prospects of the Borrowers, each other Obligor and the other Ultrapetrol Entities as it may from time to time request.

(c)	provide OFID unredacted copies of any restructuring plan (each, a "Plan") presented by any Ultrapetrol Entity to the Bondholders and Offshore Lenders or any other lender to any Ultrapetrol Entity or any subsidiary thereof, and the Parent Company shall:

(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to OFID of copies of any revisions to any such Plan or any succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, the Offshore Lenders or such other lenders;

(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, Offshore Lenders or any other lender; and

(iii)	provide status reports to OFID on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the OFID;

(d)	not incur or assume any additional Financial Debt after the date of this Agreement unless the proceeds of such Financial Debt are applied immediately to repay the OFID Loans in full and to pay all applicable interest (including any default rate interest) thereon and all other amounts owing to OFID under the Transaction Documents;

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(e)	not enter into any arrangements with any creditor pursuant to which they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement);

(f)	provide evidence as required by OFID and satisfactory thereto relating to capital expenses during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the ships or vessels in compliance with all applicable laws, regulations and insurance requirements); and

(g)	declare or pay any dividend or make any cash distribution on any of its capital stock or purchase, redeem or otherwise acquire any stock of the Borrowers or any other Obligors or any option over them or make a payment under any subordinated Financial Debt (including shareholder loans).

5.	Termination

5.1	This Agreement will automatically terminate on the earliest date (the "Termination Date") of the occurrence of any of the following events (each a "Termination Event") (unless OFID agrees to waive such Termination Event in writing):

(a)	a breach (or a potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or any other Obligor of any representation, warranty, covenant or other agreement contained in this Agreement (in whole or in part);

(b)	any Potential Event of Default or Event of Default, including any Event of Default under Section 6.02(g), Section 6.02(h), Section 6.02(i), Section 6.02(j), Section 6.02(o) and 6.03 of the OFID Loan Agreement, (other than the Current Events of Default) occurs;

(c)	if another lender, bondholder or creditor (including a hedge provider):

(i)	increases any interest rate or margin in respect of any loan made to any Ultrapetrol Entity and/or charges default interest in respect of any other loan made to any Ultrapetrol Entity, in each case as a result of any default by any Ultrapetrol Entity of its obligations under any loan agreement or hedge agreement related thereto or under any indenture including the Indenture, IFC Loan Agreement or the Offshore Facilities;

(ii)	gives notice to any Ultrapetrol Entity calling an event of default under any loan agreement or hedge agreement between such lender or creditor (including a hedge provider) or under any indenture including the Indenture, IFC Loan Agreement or the Offshore Facilities; or

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(iii)	any creditor or lender exercises any remedies or commences any actions against any Borrower or any other Obligor or takes, or purports to take, any enforcement action with respect to any collateral granted in favour of such lender or creditor (including a hedge provider), including by way of applying any set-off or similar rights of such lender or creditor;

(d)	any Ultrapetrol Entity or any of its Affiliates or any Person acting on their respective behalves make (x) any payments or repayments or (y) agree on any terms pursuant to which any Ultrapetrol Entity will make payments or repayments to any other lender or creditor of any Ultrapetrol Entity in respect of any Financial Debt including the Bondholders, the Offshore Lenders and IFC in each case in clauses (x) and (y) above, in excess of any scheduled amounts due and outstanding under any credit facility or the Indenture so long as such scheduled amounts were scheduled payments under the applicable credit facility or Indenture on or prior to January 11, 2016;

(e)	a breach (or, anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of the terms or conditions of any Third Party Forbearance Agreement; or

(f)	on the last day of the Forbearance Period.

5.2	The Borrowers and each other Obligor agree that each will promptly provide notice to OFID immediately on the occurrence of any Termination Event of which they have knowledge or reasonably expected to have knowledge.

5.3	The Forbearance will terminate on the Termination Date, without any further action, demand, presentment, protest or notice on the part of OFID, all of which the Borrowers and each Obligor waive, and OFID shall be entitled to enforce any of its rights and remedies under the Transaction Documents, to make any demand and/or take any action it considers appropriate to protect its interests in respect of the OFID Loans, including their rights and remedies on account of the Current Events of Default that may then exist. Without limiting the generality of the foregoing, upon the occurrence of the Termination Date, OFID may, upon such notice or demand as may be specified in the Transaction Documents (if any) or applicable law, (a) collect or commence any legal or other action to collect any or all of the OFID Loans from the Borrowers and the other Obligors in the manner set forth in the Transaction Documents or applicable law, (b) foreclose or otherwise realize on any or all of the Collateral or if appropriate, setoff or apply to the payment of the OFID Loans any and all of the Collateral or the proceeds thereof, in the manner set forth in the Transaction Documents or applicable law, (c) take any other enforcement action or otherwise exercise any or all rights and remedies provided for by the Transaction Documents or applicable law, all of which rights and remedies are fully reserved by OFID.

5.4	Notwithstanding termination of the Forbearance for any reason whatsoever, OFID shall be entitled to retain all of its other rights and benefits under this Agreement including with respect to any representation, acknowledgement, confirmation, release of liabilities, promise, covenant or agreement by the Borrowers and/or any other Obligor, which in all respects shall survive termination of the Forbearance.

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6.	Release and Covenant Not to Sue

6.1	In consideration of OFID agreeing to enter into this Agreement, each Borrower and each Obligor, for itself and on behalf of its permitted successors, hereby knowingly and voluntarily, unconditionally and irrevocably releases, acquits and discharges OFID and its Related Parties (each a "Lender Released Party") from any Claim of any Borrower, any other Obligor and their respective Related Parties relating in any manner whatsoever to any of the Transaction Documents or this Agreement (including any transaction contemplated thereby or undertaken in connection therewith, or otherwise in respect of the Borrowers and the other Obligors' credit relationship with OFID) which have existed at any time on or prior to the beginning of the Forbearance Period, including any which relates or may relate in any manner whatsoever to any facts, known or unknown, in existence on or at any time prior to the beginning of the Forbearance Period (each, a "Borrowers'-Related Claim").

6.2	Each Borrower and each other Obligor hereby knowingly and voluntarily, unconditionally and irrevocably, absolutely finally and forever covenants that it shall refrain, and further shall direct all of its Related Parties to refrain, from commencing or otherwise prosecuting any action, suit or other proceeding of any kind, nature, character, or description, including in law or in equity, against any Lender Released Party on account of any Borrowers'-Related Claim. Each Lender Released Party shall be entitled to enforce this covenant through specific performance. In addition to any other liability which shall accrue upon the breach of this covenant, the breaching party (including any successor of any Borrower or Obligor that commences or prosecutes any such action, suit or other proceeding) shall be liable to such Lender Released Party for all attorneys' fees and costs incurred by such party in the defence of any such action, suit or other proceeding.

7	Preservation and No Waiver of Rights

7.1	Each Borrower and each Obligor acknowledges and agrees that nothing contained in this Agreement, or the performance of the respective obligations under this Agreement, constitutes or shall be construed or deemed to constitute an amendment, modification or waiver of, or otherwise serve to impair, the rights, remedies, defenses, or claims of OFID under the OFID Loan Agreement, any other Transaction Document or applicable law, all of which are specifically preserved. The provisions of this Agreement are not intended to be, nor shall they be construed or deemed to be, a cure, satisfaction, reinstatement, novation, or release of any of the obligations of any Borrower or any other Obligor under the OFID Loan Agreement or any other Transaction Document, or of any prior, existing, or future default or acceleration right thereunder, including with respect to the Current Events of Default. For the avoidance of doubt, (a) OFID shall not be deemed to have waived compliance with any provision of, or covenants under, the OFID Loan Agreement or any other Transaction Document, including with respect to the Current Events of Default and (b) the foregoing reservation of rights does not negate the Forbearance during the term of the Forbearance Period as specifically provided in this Agreement.

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7.2	Each Borrower and each Obligor hereby confirms and agrees that (a) each of the Transaction Documents remains in full force and effect as of the Effective Date, (b) agreements and obligations of each Borrower and each Obligor contained in each such document constitute the legal, valid and binding obligations of each Borrower and each Obligor, as applicable, enforceable against it in accordance with their respective terms, and as of the Effective Date, each Borrower and each Obligor has no valid defenses to the enforcement of such obligations, (c) the guarantees set forth in UABL Guarantee and Ultrapetrol Guarantee shall continue to guarantee the payment of all obligations of each Borrower and each Obligor under the Transaction Documents and (d) the Security Documents and all of the Collateral do and shall continue to secure the payments of the OFID Loans and other Secured Obligations.

8.	Borrowers' Representations and Warranties

8.1	Each Borrower and each Obligor represents and warrants to OFID that each of the following statements is true, accurate and complete as of the date hereof and as of the Effective Date:

(a)	it has carefully read and fully understands all of the terms and conditions of this Agreement;

(b)	it has consulted with, or has had a full and fair opportunity to consult with, an attorney of its choosing regarding the terms and conditions of this Agreement;

(c)	it had a full and fair opportunity to participate in the drafting of this Agreement;

(d)	it is freely, voluntarily and knowingly entering into this Agreement;

(e)	in entering into this Agreement, it has not relied upon (i) any representation or warranty of OFID; or (ii) any covenant of OFID that is not set forth in this Agreement;

(f)	the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement (i) are within such its powers; (ii) have been duly authorized by all necessary action; (iii) do not and will not contravene or conflict with any provision of law or its charter and other constitutional documents; (iv) does not require any consent or approval of, notice to, or any other action by or before, any Authority, except such as have been obtained or made and are in full force and effect; (v) will not violate or result in a default or event of default under any material indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any payment to be made by it including under the Indenture, the Offshore Facility or the IFC Loan Agreement; and (vi) will not result in the creation or imposition of any Lien on any of its asset, except Liens created under the Transaction Documents;

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(g)	this Agreement constitutes its legal, valid and binding obligation and is enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or as such enforcement may be limited by equitable principles generally;

(h)	it understands the temporary nature of the Forbearance and of the other provisions of this Agreement in its favour and recognizes that OFID has no obligation to expand or extend the Forbearance or any such other provision (if any);

(i)	no Event of Default (other than the Current Events of Default) exists;

(j)	no Termination Event has occurred and is continuing;

(k)	there is no currently proceeding or pending proposals to dissolve or liquidate any of the Ultrapetrol Entities;

(l)	the representations and warranties contained in the OFID Loan Agreement and each other Transaction Document are true and correct on and as of the date hereof and on the Effective Date, after giving effect to the Forbearance provided for herein, as though made on and as of the date hereof and on the Effective Date, as applicable, other than any such representation or warranty that, by its terms, refers to a specific date; and

(m)	no representation, warranty or statement made or certificate, document or financial statement, proposal including any restructuring plan provided by the Borrowers and the other Obligor pursuant to this Agreement or any other Transaction Document, or in any other document furnished in connection herewith or therewith is untrue or incomplete or inaccurate in any material respect or contains any misrepresentation of a material fact or omits any fact or matter necessary to make any such representation, warranty or statement herein or therein is misleading.

8.2	Each Borrower and each Obligor acknowledges that it has made the representations and warranties under Section 8.1 for the purposes of inducing OFID to agree to the Forbearance. Each of the parties hereto further understands and acknowledges that OFID is relying on, and would not have entered into this Agreement (and would not have agreed to grant the Forbearance) had it not been for the representations and warranties of the Borrowers and the other Obligors set forth herein.

9.	Miscellaneous

9.1	If any provision of this Agreement is illegal or unenforceable, whether in whole or in part, the validity and enforceability of the remainder of this Agreement shall not be affected.

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9.2	Each Borrower and each Obligor shall execute all such documents as may reasonably be required by OFID and take such steps and do all such acts or things as may be reasonably required by OFID for the purpose of giving effect to the provisions of this Agreement and the matters contemplated in it and obtaining or preserving the full benefits of this Agreement, the OFID Loan Agreement and the other Transaction Documents and the rights, remedies, powers and privileges hereunder and thereunder.

9.3	This Agreement shall be binding upon and shall enure for the benefit of the parties, their successors and assigns and the name of a party appearing herein shall be deemed to include the names of any such successor or assignee, provided that neither a Borrower nor any other Obligor may assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement, whether in whole or in part, without the prior written consent of OFID.

9.4	No variation, waiver or other amendment of this Agreement shall be effective or enforceable unless made in writing and signed by or on behalf of each Borrower, each other Obligor and OFID.

9.5	This Agreement (including its Schedules and Annexes) represents the entire undertaking and agreement among the Borrowers, the other Obligors and OFID with respect to its subject matter and supersedes any prior written or oral understandings, agreements, or representations among either of them with respect thereto. The Borrowers and OFID agree and acknowledge that this Agreement shall constitute a Transaction Document for purposes of the OFID Loan Agreement and each other Transaction Document.

9.6	Without prejudice to Section 2.15 of the OFID Loan Agreement, each Borrower and each other Obligor agrees that all payments made by it to OFID under this Agreement are to be made free and clear of and without any deduction, withholding or set-off whatsoever, including without prejudice to the generality of the foregoing, for or on account of tax unless any Borrower or such other Obligor is required by law to make such payment subject to the deduction, withholding or set-off in which case the relevant payment in respect of which such deduction, withholding or set-off is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction, withholding or set-off, OFID receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction, withholding or set-off been made or been required to be made.

9.7	Each Borrower and each Obligor waives and agrees that it shall not assert any defence, or make any claim in the nature of estoppel, waiver, laches or delay by reason of compliance with this Agreement and it is expressly understood that in addition to any other right of action permitted or reserved by this Agreement, OFID shall not be precluded from taking any action or instituting any proceedings against the Borrowers or any other Obligor, as applicable on account of any delay or forbearance which has occurred by virtue of its compliance with the terms of this Agreement.

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9.8	Save as otherwise expressly provided for in this Agreement, no failure or delay by OFID to exercise any right under this Agreement, the OFID Loan Agreement or any Transaction Document or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right.

9.9	Each Borrower shall, from time to time on demand, pay, reimburse and indemnify OFID and/or provide to OFID monies on account for all costs and expenses (including legal fees) and expenses incurred and/or to be incurred by OFID in relation to or for the preservation or enforcement of its rights under the Transaction Documents, this Agreement, whether prior to or after the date of this Agreement.

9.10	OFID may, notwithstanding the terms of any other agreement between the Borrowers and any other Obligor and OFID, disclose the contents of this Agreement to (a) officers, directors, employees, attorneys, independent auditors, rating agencies, contractors, consultants (including, by way of example, technical and financial advisors) of OFID and its affiliates, (b) any Person who intends to purchase a Participation, and (c) any other Person as OFID may deem appropriate in connection with the administration of the OFID Loan, including for the purpose of exercising any power, remedy, right, authority, or discretion relevant to any Transaction Document, or in connection with any proposed sale, transfer, assignment or other disposition of OFID's rights, provided that in connection with clause (b) any such Person enters a into disclosure agreement in accordance with the OFID Loan Agreement.

9.11	This Agreement may be countersigned by different parties on separate counterparts, each of which when so executed and delivered shall constitute an original.

9.12	The provisions of Section 7.01 (Saving of Rights), Section 7.02 (Notices), Section 7.05 (Applicable Law and Jurisdiction) and Section 7.09 (Counterparts) of the OFID Loan Agreement shall be incorporated into this Agreement as if set out in full herein and as if references in those clauses to "this Agreement" or "Transaction Documents" are references to this Agreement.

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IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Agreement to be signed in their respective names, as of the date first above written.

UABL Paraguay S.A Co- Borrower

By:	/s/ M. Cecilia Yad
Name:	M. Cecilia Yad
Title:	Authorized Officer

Riverpar S.A. Co- Borrower

By:	/s/ M. Cecilia Yad
Name:	M. Cecilia Yad
Title:	Authorized Officer

UABL Limited Guarantor

By:	/s/ M. Cecilia Yad
Name:	M. Cecilia Yad
Title:	Authorized Officer

Ultrapetrol (Bahamas) Limited Guarantor

By:	/s/ M. Cecilia Yad
Name:	M. Cecilia Yad
Title:	CFO

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:	/s/ Illegible
Name:
Title:

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Exhibit 4.34

OFID Agreement No. 1222PS

Standstill Agreement
(in respect of  OFID's loans to UABL Paraguay S.A.)

 among

UABL Paraguay S.A.

and

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

Dated January 15, 2016

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STANDSTILL AGREEMENT

This Standstill Agreement (this "Agreement") is entered into as of January 15, 2016 by and among:

(1)	THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT, an international organization established by Articles of Agreement among its member countries ("OFID");

(2)	UABL Paraguay S.A. a corporation organized and existing under the laws of Paraguay (the "UABPLY"); and

(3)	UABL Limited, a corporation organized and existing under the laws of Bahamas ("UABL").

RECITALS

(A)	Reference is made to (i) the Loan Agreement, dated as of November 28, 2008 ("OFID Loan Agreement"), among UABPLY as borrower (the "Borrower") and OFID, pursuant to the terms of which OFID has made available to the Borrower a loan facility of up to $15,000,000 (the "OFID Loans") to finance the construction, completion, ownership and initial operation of the Project (as defined in the OFID Loan Agreement); (ii) the Guarantee Agreement, dated December 8, 2008 (the "Guarantee Agreement") between UABL (the "UABL Guarantor" and together with Borrower, collectively, the "Obligors) and OFID, pursuant to which the UABL Guarantor has guaranteed the obligations of the Borrower under the OFID Loan Agreement, (iii) the Security Documents (as defined in the OFID Loan Agreement) entered into by the Borrower in favour of OFID and (iv) the Collateral Trust Agreement, dated December 8, 2011 between Wilmington Trust, National Association ("Wilmington Trust"), pursuant to which Wilmington Trust agreed to act as security trustee for OFID. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings assigned to such terms in the OFID Loan Agreement.[1]

(B)	The Obligors acknowledge and agree that the Current Events of Default (as defined in Section 2.1 hereof) have occurred and are continuing.

(C)            The Obligors have requested that OFID forbears from exercising any of its rights, powers and remedies against any Obligor in respect of the Current Events of Default during the Forbearance Period (the "Forbearance").

(D)            The Obligors have requested that International Finance Corporation ("IFC") to forbear from exercising any of its rights, powers and remedies against the Borrower in respect of certain events of default existing under certain loan agreements between the Borrower and IFC during the Forbearance Period (the "IFC Standstill Agreements")

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(E)            The Parent Company and certain of its subsidiaries (other than each of the Obligors) have requested certain lenders to the offshore business (the "Offshore Lenders") under certain loan agreements (hereinafter, the Offshore Credit Facilities") to forbear from exercising any of its rights, powers and remedies against the applicable Ultrapetrol Entity in respect of the certain defaults existing under the Offshore Facilities during the Forbearance Period (the "Offshore Lenders Standstill Agreement");

(F)            The Parent Company and certain of its subsidiaries (other than each Obligor) have requested the bondholders under the Indenture (the "Bondholders") to forbear from exercising any of their respective rights, powers and remedies against the applicable Ultrapetrol Entity in respect of certain defaults existing under the Indenture (hereinafter, the "Bondholders Standstill Agreement").

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1	Definitions and Interpretation

1.1	For the purpose of this Agreement, capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the OFID Loan Agreement and the following terms shall have the following meanings:

"BNDES" means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile no100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Marítimo Ltda. providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.

"Borrower's-Related Claim" has the meaning given to that term in Section 6.1;

"Claims" means, with respect to any Person, all claims, counterclaims, actions, causes of action (including any relating in any manner to any existing litigation or investigation), suits, obligations, controversies, defenses, debts, liens, contracts, agreements, covenants, promises, liabilities, damages, penalties, demands, threats, compensation, losses, costs, judgments, orders, interest, fees or expense (including attorneys' fees and expenses) or other similar items of any kind, type, nature, character or description, whether in law, equity or otherwise, whether now known or unknown, whether in contract or in tort, whether choate or inchoate, whether contingent or vested, whether liquidated or unliquidated, whether fixed or unfixed, whether matured or unmatured, whether suspected or unsuspected, and whether or not concealed, sealed or hidden, of such party or that may be asserted by such Person, through such Person or otherwise on the behalf of such Person (including those which may be asserted on any derivative basis);

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"Current Events of Default" has the meaning given to that term in Section 2.1;

"Effective Date" has the meaning given to that term in Section 3.2;

"Forbearance" has the meaning given to that term in Recital (C);

"Forbearance Period" has the meaning given to that term in Section 3.1;

"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.

"Lender Released Party" has the meaning given to that term in Section 6.1;

"OFID Loan Agreement" has the meaning given to that term in Recital (A);

"OFID Loans" has the meaning given to that term in Recital (A);

"Parent Company" means Ultrapetrol (Bahamas) Limited, a corporation organized and existing under the laws of the Bahamas.

"Related Parties" means, with respect to each party to this Agreement, its predecessors, successors, parents, subsidiaries and affiliates and its and their respective past and present shareholders, directors, officers, partners, employers, employees, agents, consultants, representatives, principals, insurers, advisors, attorneys, heirs, executors, transferees and assigns, as applicable;

"Termination Event" has the meaning given to that term in Section 5.1; and

"Termination Date" has the meaning given to that term in Section 5.1.

"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement, (or in the case of the Indenture, the Bondholders Standstill  Agreement entered into  by the Bondholders of at least a majority in the principal amount of the Securities (as defined in the Indenture)), with the applicable creditors, including the IFC Standstill Agreements and the Offshore Standstill Agreement, all in form and substance reasonably acceptable to OFID, that shall remain in force throughout the Forbearance Period (with an outside termination date under each standstill agreement not to occur prior to 12:00 pm (NY time) on March 31, 2016), with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

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(i)	any principal payments due under any Offshore Credit Facility after the Effective Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

(ii)	any payments under any such any Offshore Credit Facility not otherwise permitted under the terms of this Agreement and the applicant Third Party Forbearance Agreement; and

(iii)	existing and potential breaches of any financial covenants thereunder through March 31, 2016); and

(b)	an acknowledgment and agreement from the Offshore Lenders that funds used from any debt service reserve account established under the Offshore Credit Facilities shall not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement.
"Ultrapetrol Entities" means the Parent Company and all of its subsidiaries.

1.2	In this Agreement, unless the context otherwise requires:

(a)	headings are for convenience only and do not affect the interpretation of this Agreement;

(b)	wordings importing the singular include the plural and vice versa;

(c)	a reference to an Article, Section, Schedule or party is a reference to that Article or Section of or, as the case may be, that party to this Agreement;

(d)	a reference to a document includes an amendment or supplement to, replacement or novation of, or a translation of that document;

(e)	"including" means "including without limitation;" and

(f)	a reference to a party to any document includes that party's successors and permitted assigns.

2.	Borrower's Acknowledgements

2.1	Each Obligor acknowledges and agrees that as of the Effective Date (as defined in Section 3.2 below), an Event of Default has occurred and is continuing under the OFID Loan Agreement (hereinafter, the "Current Event of Default") as a result of the failure by certain Ultrapetrol Entities to make scheduled payments required under the Indenture which resulted in a cross-default to occur and continue under Section 6.02(K) of the OFID Loan Agreement and that, but for the Forbearance set forth in Section 3 of this Agreement, OFID immediately and without further notice under the OFID Loan Agreement or otherwise is entitled to cause the acceleration of all amounts due and payable under the OFID Loan Agreement and exercise any and all remedies against each Obligor as a result of the Current Events of Default. The failure to list any existing Event of Default in this Agreement of which OFID had or could have had actual knowledge as of the date hereof, is not intended and shall not be construed to be a waiver thereof or an acquiescence therein.
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3.	Forbearance

3.1	OFID hereby agrees to the Forbearance upon and subject to the terms and conditions of this Agreement. The Forbearance will take effect on the Effective Date and will continue until the earlier of: (i) 12:00 pm (New York time) on March 31, 2016; or (ii) the Termination Date (the "Forbearance Period").

3.2	The Forbearance will take effect and the Forbearance Period will begin on the date when OFID notifies the Borrower in writing that the following conditions have been met in form and substance satisfactory to OFID or waived in writing by OFID (the "Effective Date"):

(a)	this Agreement has been executed by each of the parties hereto;

(b)	OFID has received copies of Board Resolutions of the Parent Company authorising the execution, delivery and performance by the applicable Ultrapetrol Entity of this Agreement;

(c)	OFID shall have received a fee equal to$7,500, no later than January 15, 2016;

(d)	OFID shall have received fully executed copies of Third Party Forbearance Agreements entered into by the applicable Ultrapetrol Entity and applicable creditor on or prior to the Effective Date ; and

(e)	the Borrower agrees to (x) pay all fees and expenses of a legal advisor and a financial advisor to be retained jointly by IFC and OFID in their sole discretion (including the determination of the scope of work to be conducted by such advisors) in connection with the negotiation and documentation of a restructuring transaction (in or outside of a court in (or outside of) the United States of America); (y) indemnify OFID for all pending and outstanding fees of the legal advisor and financial advisor to the extent they have not been paid by the Borrower within 5 business days after receipt of an invoice and (z) fully cooperate and cause each other Obligor to fully cooperate with the legal advisor and the financial advisor.

3.3	Subject to Sections 5 and 7, during the Forbearance Period, OFID agrees not to enforce any of its rights and remedies under the Transaction Documents relating to, and will not otherwise bring any litigation, arbitration or other judicial or quasi-judicial proceeding in connection with or solely as a result of, the Current Events of Default, whether directly or by enforcement of its rights under the Security Documents.

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3.4	The entering into by OFID and the performance by it of its agreements and obligations under this Agreement shall be without prejudice to any of OFID's rights with respect to the Current Events of Default, which may be asserted by OFID at the end of the Forbearance Period, or with respect to any other rights of OFID in respect of any other matter. Without limiting the generality of the preservation of rights set forth in Section 7.1, nothing contained in this Agreement is intended or shall be deemed to constitute an acknowledgment, representation, warranty, covenant or other agreement on the part of OFID that it has agreed or it will agree: (i) to enter into any restructuring of the Borrower and the other Obligor's obligations and liabilities under the Transaction Documents on any terms and conditions; (ii) to grant any forbearance relating to any Potential Event of Default or Event of Default other than the Current Events of Default; or (iii) to grant any forbearance relating to the Current Events of Default beyond the end of the Forbearance Period, and no such agreement may be implied by anything in this Agreement. Each Obligor acknowledges that OFID has not made any assurances whatsoever concerning any possibility of any extensions of the Forbearance Period, any other standstill, forbearance or similar arrangement or any other limitations on the exercise of its rights, remedies and privileges under or otherwise in connection with the Transaction Documents or applicable law.

3.5	Each Obligor agrees that notwithstanding their respective entry into the Forbearance or the termination thereof, all of their respective obligations under the OFID Loan Agreement, the Security Documents and any other Transaction Documents to which it is a party are and continue to be in full force and effect, and are not, except as otherwise expressly provided herein, varied, amended, modified, waived or released in any manner, including during the Forbearance Period. Except as otherwise expressly provided herein, neither the Borrower nor any other Obligor shall be released or otherwise excused from complying with any provisions of any of the Transaction Documents. The Borrower also acknowledges that the absence at the date of this Agreement of notices from OFID with respect to any Events of Default other than the Current Events of Default does not amount to any waiver by OFID of those Events of Default.

3.6	Notwithstanding Section 3.3 hereof, each Obligor shall comply, except to the extent such compliance is excused by the terms of this Agreement, with all explicit restrictions or prohibitions triggered by the existence or continuation of any Potential Event of Default or Event of Default under the OFID Loan Agreement and each other Transaction Document.

4.	Additional Agreements and Undertakings

In order to induce OFID to grant the Forbearance and as express conditions thereto, but without limiting the generality or application of the provisions of the OFID Loan Agreement, each Obligor agrees that, during the Forbearance Period, it will:

(a)	not take any action inconsistent with this Agreement;

(b)	at all times:

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(i)  keep OFID fully advised of all and any matters which may materially affect the business, financial condition, assets or prospects of the Ultrapetrol Entities; and

(ii)  promptly provide to OFID such financial or other information with respect to the business, financial condition, assets or prospects of each other Obligor and the other Ultrapetrol Entities as it may from time to time request.

(c)	provide OFID unredacted copies of any restructuring plan (each, a "Plan") presented by any Ultrapetrol Entity to the Bondholders and Offshore Lenders or any other lender to any Ultrapetrol Entity or any subsidiary thereof, and the Parent Company shall:

(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to OFID of copies of any revisions to any such Plan or any succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, the Offshore Lenders or such other lenders;

(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, Offshore Lenders or any other lender; and

(iii)	provide status reports to OFID on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the OFID;

(d)	not incur or assume any additional Financial Debt after the date of this Agreement unless the proceeds of such Financial Debt are applied immediately to repay the OFID Loans in full and to pay all applicable interest (including any default rate interest) thereon and all other amounts owing to OFID under the Transaction Documents;

(e)	not enter into any arrangements with any creditor pursuant to which they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement);

(f)	provide evidence as required by OFID and satisfactory thereto relating to capital expenses during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the ships or vessels in compliance with all applicable laws, regulations and insurance requirements); and

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(g)	declare or pay any dividend or make any cash distribution on any of its capital stock or purchase, redeem or otherwise acquire any stock of any Obligor or any option over them or make a payment under any subordinated Financial Debt (including shareholder loans).

5.	Termination

5.1	This Agreement will automatically terminate on the earliest date (the "Termination Date") of the occurrence of any of the following events (each a "Termination Event") (unless OFID agrees to waive such Termination Event in writing):

(a)	a breach (or a potential breach, anticipatory repudiation, cancelation or revocation) by any Obligor of any representation, warranty, covenant or other agreement contained in this Agreement (in whole or in part);

(b)	any Potential Event of Default or Event of Default, including any Event of Default under Section 6.02(g), Section 6.02(h), Section 6.02(i), Section 6.02(j), Section 6.02(o) and 6.03 of the OFID Loan Agreement, (other than the Current Events of Default) occurs;

(c)	if another lender, bondholder or creditor (including a hedge provider):

(i)	increases any interest rate or margin in respect of any loan made to any Ultrapetrol Entity and/or charges default interest in respect of any other loan made to any Ultrapetrol Entity, in each case as a result of any default by any Ultrapetrol Entity of its obligations under any loan agreement or hedge agreement related thereto or under any indenture including the Indenture, IFC Loan Agreement or the Offshore Facilities;

(ii)	gives notice to any Ultrapetrol Entity calling an event of default under any loan agreement or hedge agreement between such lender or creditor (including a hedge provider) or under any indenture including the Indenture, IFC Loan Agreement or the Offshore Facilities; or

(iii)	any creditor or lender exercises any remedies or commences any actions against any Obligor or takes, or purports to take, any enforcement action with respect to any collateral granted in favour of such lender or creditor (including a hedge provider), including by way of applying any set-off or similar rights of such lender or creditor;

(d)	any Ultrapetrol Entity or any of its Affiliates or any Person acting on their respective behalves make (x) any payments or repayments or (y) agree on any terms pursuant to which any Ultrapetrol Entity will make payments or repayments to any other lender or creditor of any Ultrapetrol Entity in respect of any Financial Debt including the Bondholders, the Offshore Lenders and IFC in each case in clauses (x) and (y) above, in excess of any scheduled amounts due and outstanding under any credit facility or the Indenture so long as such scheduled amounts were scheduled payments under the applicable credit facility or Indenture on or prior to January 11, 2016;

9

(e)	a breach (or, anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of the terms or conditions of any Third Party Forbearance Agreement; or

(f)	on the last day of the Forbearance Period.

5.2	Each Obligor agrees that it will promptly provide notice to OFID immediately on the occurrence of any Termination Event of which they have knowledge or reasonably expected to have knowledge.

5.3	The Forbearance will terminate on the Termination Date, without any further action, demand, presentment, protest or notice on the part of OFID, all of which each Obligor waive, and OFID shall be entitled to enforce any of its rights and remedies under the Transaction Documents, to make any demand and/or take any action it considers appropriate to protect its interests in respect of the OFID Loans, including their rights and remedies on account of the Current Events of Default that may then exist. Without limiting the generality of the foregoing, upon the occurrence of the Termination Date, OFID may, upon such notice or demand as may be specified in the Transaction Documents (if any) or applicable law, (a) collect or commence any legal or other action to collect any or all of the OFID Loans from any Obligor in the manner set forth in the Transaction Documents or applicable law, (b) foreclose or otherwise realize on any or all of the Collateral or if appropriate, setoff or apply to the payment of the OFID Loans any and all of the Collateral or the proceeds thereof, in the manner set forth in the Transaction Documents or applicable law, (c) take any other enforcement action or otherwise exercise any or all rights and remedies provided for by the Transaction Documents or applicable law, all of which rights and remedies are fully reserved by OFID.

5.4	Notwithstanding termination of the Forbearance for any reason whatsoever, OFID shall be entitled to retain all of its other rights and benefits under this Agreement including with respect to any representation, acknowledgement, confirmation, release of liabilities, promise, covenant or agreement by any Obligor, which in all respects shall survive termination of the Forbearance.

6.	Release and Covenant Not to Sue

6.1	In consideration of OFID agreeing to enter into this Agreement, each Obligor, for itself and on behalf of its permitted successors, hereby knowingly and voluntarily, unconditionally and irrevocably releases, acquits and discharges OFID and its Related Parties (each a "Lender Released Party") from any Claim of any Obligor and their respective Related Parties relating in any manner whatsoever to any of the Transaction Documents or this Agreement (including any transaction contemplated thereby or undertaken in connection therewith, or otherwise in respect of any Obligors' credit relationship with OFID) which have existed at any time on or prior to the beginning of the Forbearance Period, including any which relates or may relate in any manner whatsoever to any facts, known or unknown, in existence on or at any time prior to the beginning of the Forbearance Period (each, a "Borrower's-Related Claim").

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6.2	Each Obligor hereby knowingly and voluntarily, unconditionally and irrevocably, absolutely finally and forever covenants that it shall refrain, and further shall direct all of its Related Parties to refrain, from commencing or otherwise prosecuting any action, suit or other proceeding of any kind, nature, character, or description, including in law or in equity, against any Lender Released Party on account of any Borrower's-Related Claim. Each Lender Released Party shall be entitled to enforce this covenant through specific performance. In addition to any other liability which shall accrue upon the breach of this covenant, the breaching party (including any successor of any Obligor that commences or prosecutes any such action, suit or other proceeding) shall be liable to such Lender Released Party for all attorneys' fees and costs incurred by such party in the defence of any such action, suit or other proceeding.

7	Preservation and No Waiver of Rights

7.1	Each Obligor acknowledges and agrees that nothing contained in this Agreement, or the performance of the respective obligations under this Agreement, constitutes or shall be construed or deemed to constitute an amendment, modification or waiver of, or otherwise serve to impair, the rights, remedies, defenses, or claims of OFID under the OFID Loan Agreement, any other Transaction Document or applicable law, all of which are specifically preserved. The provisions of this Agreement are not intended to be, nor shall they be construed or deemed to be, a cure, satisfaction, reinstatement, novation, or release of any of the obligations of any Obligor under the OFID Loan Agreement or any other Transaction Document, or of any prior, existing, or future default or acceleration right thereunder, including with respect to the Current Events of Default. For the avoidance of doubt, (a) OFID shall not be deemed to have waived compliance with any provision of, or covenants under, the OFID Loan Agreement or any other Transaction Document, including with respect to the Current Events of Default and (b) the foregoing reservation of rights does not negate the Forbearance during the term of the Forbearance Period as specifically provided in this Agreement.

7.2	Each Obligor hereby confirms and agrees that (a) each of the Transaction Documents remains in full force and effect as of the Effective Date, (b) agreements and obligations of each Obligor contained in each such document constitute the legal, valid and binding obligations of each Obligor, as applicable, enforceable against it in accordance with their respective terms, and as of the Effective Date, each Obligor has no valid defenses to the enforcement of such obligations, (c) the guarantees set forth in Guarantee Agreement shall continue to guarantee the payment of all obligations of the Borrower under the Transaction Documents and (d) the Security Documents and all of the Collateral do and shall continue to secure the payments of the OFID Loans and other Secured Obligations.

8.	Borrower's Representations and Warranties

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8.1	Each Obligor represents and warrants to OFID that each of the following statements is true, accurate and complete as of the date hereof and as of the Effective Date:

(a)	it has carefully read and fully understands all of the terms and conditions of this Agreement;

(b)	it has consulted with, or has had a full and fair opportunity to consult with, an attorney of its choosing regarding the terms and conditions of this Agreement;

(c)	it had a full and fair opportunity to participate in the drafting of this Agreement;

(d)	it is freely, voluntarily and knowingly entering into this Agreement;

(e)	in entering into this Agreement, it has not relied upon (i) any representation or warranty of OFID; or (ii) any covenant of OFID that is not set forth in this Agreement;

(f)	the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement (i) are within such its powers; (ii) have been duly authorized by all necessary action; (iii) do not and will not contravene or conflict with any provision of law or its charter and other constitutional documents; (iv) does not require any consent or approval of, notice to, or any other action by or before, any Authority, except such as have been obtained or made and are in full force and effect; (v) will not violate or result in a default or event of default under any material indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any payment to be made by it including under the Indenture, the Offshore Facility or the IFC Loan Agreement; and (vi) will not result in the creation or imposition of any Lien on any of its asset, except Liens created under the Transaction Documents;

(g)	this Agreement constitutes its legal, valid and binding obligation and is enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or as such enforcement may be limited by equitable principles generally;

(h)	it understands the temporary nature of the Forbearance and of the other provisions of this Agreement in its favour and recognizes that OFID has no obligation to expand or extend the Forbearance or any such other provision (if any);

(i)	no Event of Default (other than the Current Events of Default) exists;

(j)	no Termination Event has occurred and is continuing;

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(k)	there is no currently proceeding or pending proposals to dissolve or liquidate any of the Ultrapetrol Entities;

(l)	the representations and warranties contained in the OFID Loan Agreement and each other Transaction Document are true and correct on and as of the date hereof and on the Effective Date, after giving effect to the Forbearance provided for herein, as though made on and as of the date hereof and on the Effective Date, as applicable, other than any such representation or warranty that, by its terms, refers to a specific date; and

(m)	no representation, warranty or statement made or certificate, document or financial statement, proposal including any restructuring plan provided by any Obligor pursuant to this Agreement or any other Transaction Document, or in any other document furnished in connection herewith or therewith is untrue or incomplete or inaccurate in any material respect or contains any misrepresentation of a material fact or omits any fact or matter necessary to make any such representation, warranty or statement herein or therein is misleading.

8.2	Each Obligor acknowledges that it has made the representations and warranties under Section 8.1 for the purposes of inducing OFID to agree to the Forbearance. Each of the parties hereto further understands and acknowledges that OFID is relying on, and would not have entered into this Agreement (and would not have agreed to grant the Forbearance) had it not been for the representations and warranties of the Obligors set forth herein.

9.	Miscellaneous

9.1	If any provision of this Agreement is illegal or unenforceable, whether in whole or in part, the validity and enforceability of the remainder of this Agreement shall not be affected.

9.2	Each Obligor shall execute all such documents as may reasonably be required by OFID and take such steps and do all such acts or things as may be reasonably required by OFID for the purpose of giving effect to the provisions of this Agreement and the matters contemplated in it and obtaining or preserving the full benefits of this Agreement, the OFID Loan Agreement and the other Transaction Documents and the rights, remedies, powers and privileges hereunder and thereunder.

9.3	This Agreement shall be binding upon and shall enure for the benefit of the parties, their successors and assigns and the name of a party appearing herein shall be deemed to include the names of any such successor or assignee, provided that neither Obligor may assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement, whether in whole or in part, without the prior written consent of OFID.

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9.4	No variation, waiver or other amendment of this Agreement shall be effective or enforceable unless made in writing and signed by or on behalf of each Obligor and OFID.

9.5	This Agreement (including its Schedules and Annexes) represents the entire undertaking and agreement among the Borrower, the UABL Guarantor and OFID with respect to its subject matter and supersedes any prior written or oral understandings, agreements, or representations among either of them with respect thereto. The Borrower and OFID agree and acknowledge that this Agreement shall constitute a Transaction Document for purposes of the OFID Loan Agreement and each other Transaction Document.

9.6	Without prejudice to Section 2.15 of the OFID Loan Agreement, each Obligor agrees that all payments made by it to OFID under this Agreement are to be made free and clear of and without any deduction, withholding or set-off whatsoever, including without prejudice to the generality of the foregoing, for or on account of tax unless any Obligor is required by law to make such payment subject to the deduction, withholding or set-off in which case the relevant payment in respect of which such deduction, withholding or set-off is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction, withholding or set-off, OFID receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction, withholding or set-off been made or been required to be made.

9.7	Each Obligor waives and agrees that it shall not assert any defence, or make any claim in the nature of estoppel, waiver, laches or delay by reason of compliance with this Agreement and it is expressly understood that in addition to any other right of action permitted or reserved by this Agreement, OFID shall not be precluded from taking any action or instituting any proceedings against any Obligor, as applicable on account of any delay or forbearance which has occurred by virtue of its compliance with the terms of this Agreement.

9.8	Save as otherwise expressly provided for in this Agreement, no failure or delay by OFID to exercise any right under this Agreement, the OFID Loan Agreement or any Transaction Document or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right.

9.9	The Borrower shall, from time to time on demand, pay, reimburse and indemnify OFID and/or provide to OFID monies on account for all costs and expenses (including legal fees) and expenses incurred and/or to be incurred by OFID in relation to or for the preservation or enforcement of its rights under the Transaction Documents, this Agreement, whether prior to or after the date of this Agreement.

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9.10	OFID may, notwithstanding the terms of any other agreement between any Obligor and OFID, disclose the contents of this Agreement to (a) officers, directors, employees, attorneys, independent auditors, rating agencies, contractors, consultants (including, by way of example, technical and financial advisors) of OFID and its affiliates, (b) any Person who intends to purchase a participation in the OFID Loan, and (c) any other Person as OFID may deem appropriate in connection with the administration of the OFID Loan, including for the purpose of exercising any power, remedy, right, authority, or discretion relevant to any Transaction Document, or in connection with any proposed sale, transfer, assignment or other disposition of OFID's rights, provided that in connection with clause (b) any such Person enters a into disclosure agreement in accordance with the OFID Loan Agreement.

9.11	This Agreement may be countersigned by different parties on separate counterparts, each of which when so executed and delivered shall constitute an original.

9.12	The provisions of Section 7.01 (Saving of Rights), Section 7.02 (Notices), Section 7.05 (Applicable Law and Jurisdiction) and Section 7.09 (Counterparts) of the OFID Loan Agreement shall be incorporated into this Agreement as if set out in full herein and as if references in those clauses to "this Agreement" or "Transaction Documents" are references to this Agreement.

15

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Agreement to be signed in their respective names, as of the date first above written.

UABL Paraguay S.A Borrower

By:	/s/ Cecilia Yad
Name:	Cecilia Yad
Title:	Authorized Officer

UABL Limited Guarantor

By:	/s/ Cecilia Yad
Name:	Cecilia Yad
Title:	Authorized Officer

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:	/s/ Illegible
Name:
Title:

16

Exhibit 7

Statement of Ratio of Earning to Fixed Charges

	Year Ended December 31,
	(Dollars in thousands)

	2015	2014	2013	2012		2011
Consolidated income (loss) before income tax and non controling interest	(41,694)	(47,211)	14,518	(65,733)		(19,972)
Income (loss) from discontinued operations	-	-	-	-		-
Investment in affiliates	817	1,056	520	1,175		1,073
Interest expense continuing operations	33,472	32,825	30,840	33,576		33,103
Amortization of capitalized interest
Amortization of debt issue costs	2,607	2,272	2,711	2,217		2,323
Interest expense discontinued operations	-	-	-	-		-
Earnings	(4,798)	(11,058)	48,589	(28,765)		16,527

Interest expenses continuing operations	33,472	32,825	30,840	33,576		33,103
Interest expenses discontinued operations	-	-	-	-		-
Amortization of debt issue	2,607	2,272	2,711	2,217		2,323
Capitalized interest	-	-	-	-		-
Fixed charges	36,079	35,097	33,551	35,793		35,426
Ratio of earnings to fixed charges	-	-	1.4	-	(1)	-

Dollar amount of deciciency in earnings to fixed
charges	40,877	46,155		64,558	(1)	18,899

(1) In this fiscal year the earnings were inadequate to cover fixed charges.

Exhibit 12.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER

I, Damián Scokin, certify that:

1. I have reviewed this annual report on Form 20-F of Ultrapetrol (Bahamas) Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 18, 2016

/s/ Damián Scokin
Damián Scokin
Principal Executive Officer

Exhibit 12.2

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER

I, Maria Cecilia Yad, certify that:

1.  I have reviewed this annual report on Form 20-F of Ultrapetrol (Bahamas) Limited;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.  The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.  The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 18, 2016

/s/ Maria Cecilia Yad
Maria Cecilia Yad
Principal Financial Officer

Exhibit 13.1

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with this Annual Report of Ultrapetrol (Bahamas) Limited (the "Company") on Form 20-F for the year ended December 31, 2015 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Damián Scokin, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification is made solely for the purposes of 18 U.S.C. Section 1350, and not for any other purpose.  A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: April 18, 2016

/s/ Damián Scokin
Damián Scokin
Principal Executive Officer

Exhibit 13.2

PRINCIPAL FINANCIAL OFFICER CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of Ultrapetrol (Bahamas) Limited (the "Company") on Form 20-F for the year ended December 31, 2015 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Maria Cecilia Yad, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification is made solely for the purposes of 18 U.S.C. Section 1350, and not for any other purpose.  A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: April 18, 2016

/s/ Maria Cecilia Yad
Maria Cecilia Yad
Principal Financial Officer

Exhibit C

Ultrapetrol's Form 6-K for the for the six months ended June 30, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2016
Commission File Number: 001-33068
ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F [ X ]      Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on August 25, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ULTRAPETROL (BAHAMAS) LIMITED
(Registrant)

Date: August 25, 2016	/s/ Maria Cecilia Yad
Maria Cecilia Yad
Chief Financial Officer

EXHIBIT 1
Ultrapetrol Reports Financial Results for Second Quarter 2016
NASSAU, Bahamas, Aug. 25, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (NASDAQ:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2016.
Second Quarter 2016 and subsequent events highlights:
•	Recorded second quarter 2016 revenues of $73.7 million;
•
Recorded adjusted consolidated EBITDA of $13.8 million in the second quarter of 2016[1], which includes adjusted EBITDA of $6.4 million from our River Business, adjusted EBITDA of $7.0 million in our Offshore Supply Business, a negative adjusted EBITDA of $(0.4) million from our Ocean Business, and an adjusted EBITDA of $0.8 million from other activities, including foreign currency exchange gains;

•
Recorded total net loss and net loss per share of $(12.8) million and $(0.09), respectively, in the second quarter of 2016, which includes the effect of a $0.4 million gain for deferred taxes on unrealized foreign exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $(0.1) million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments).2 After adjusting for these effects, the recorded total adjusted net loss and adjusted net loss per share are $(13.3) million and $(0.09), respectively;

•
On June 15, 2016, the Company decided not to make its $10.0 million interest payment on its outstanding 2021 Notes and its $6.5 million interest and principal repayment on the other loan facilities related to the Company's River Business. In addition, during the first half year, the Company did not make principal repayments on its loan facilities related to the Company's Offshore Supply Business;

•
On June 26, 2016, the time charters of our UP Safira and UP Opal were granted with a one-year extension to October 2019, and January 2020, respectively, in exchange for a reduction in their daily rates of 11% and 12%, respectively;

•	On August 1, 2016, our UP Jade finalized its time charter and was subsequently blocked;
•
On August 23, 2016, the Company received notice that its common stock will be delisted from the Capital Market as of September 1, 2016, as a result of the Company's inability to meet Nasdaq's $1 minimum bid price per share requirement, unless the Company appeals the determination to delist its common stock. The Company filed such an appeal on August 25, 2016, and will provide arguments to the hearing panel that its stock should not be delisted based on different alternatives to bring the Company's common stock back within Nasdaq's $1 minimum bid price per share requirement. The Company's common stock will continue to be listed on Nasdaq until Nasdaq makes a determination on the appeal.

•	On August 25, 2016, we were awarded with an extension of the current contract of our RSV UP Coral until August 24, 2017.
1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.
Damián Scokin, Ultrapetrol's Chief Executive Officer, stated, "Amid the challenging market environment that persisted through the second quarter of 2016, we have maintained a keen focus on operating our businesses as efficiently and profitably as possible. By executing on our strategic initiatives to streamline our businesses, strictly control costs, and improve our operational performance, we have continued to make progress in simultaneously enhancing our efficiency and strengthening our underlying earnings potential in an eventual market recovery."
Mr. Scokin concluded, "We have also continued to work with our secured lenders towards the shared goal of a consensual financial restructuring that benefits all stakeholders. While these discussions are ongoing, we remain focused on creating an Ultrapetrol that is stronger, more capable, and more sustainable over the long term."
Overview of Financial Results
Total revenues for the second quarter of 2016 were $73.7 million, as compared with $96.1 million in the same period of 2015.
Adjusted EBITDA for the second quarter of 2016 was $13.8 million, as compared with $17.8 million in the same period of 2015. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.
Net loss for the second quarter of 2016 was $(12.8) million, as compared with $(6.4) million during the same period of 2015. Second quarter 2016 net loss includes the effect of a $0.4 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $(0.1) million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). After adjusting for these effects, the recorded total adjusted net loss and adjusted net loss per share are $(13.3) million and $(0.09), respectively.
Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "Negotiations with our secured lenders are ongoing while we explore alternative options including sale of assets or business segments, restructuring of existing indebtedness and adding additional capital. Throughout this process, we have maintained a healthy liquidity position and are operating our businesses on a normal basis, making full and timely payments to all vendors, employees, suppliers and trading counterparties and maintaining our high safety and customer service standards."
Business Segment Highlights
River
Second quarter 2016 River Business segment adjusted EBITDA was $6.4 million, practically unchanged as compared to an adjusted EBITDA of $6.2 million in the same period of 2015. Both periods contain a lower cost structure achieved by the implementation of our new "point-to-point" system, which enabled us to operate more efficiently. During the 2016 period, our shipyard has been producing tank barges for our own fleet, which supports our growth in the transportation of liquid cargoes in River Business.

River Business revenues for the second quarter of 2016 decreased by 26% when compared to the same period in 2015, primarily attributable to six barges constructed at our yard in Punta Alvear sold to third parties during the second quarter of 2015 and by continued pressure in freight rates, despite a 3% increase in net tons transported.
Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia continue to be at historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2016 will be 9.0 million tons, where Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 53% of world soybean production in 2016, as compared to 30% in 1995. We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. While iron ore prices currently remain at historically low levels, this commodity still represents an important long-term growth driver for our River Business, as we expect the global demand for iron ore to recover from current lows.
Offshore Supply
As of June 30, 2016, our Offshore Supply Business fleet consisted of thirteen Platform Supply Vessels, or PSVs, one ROV (Remotely Operated Vehicle) Support Vessel, or RSV, and three offshore barges. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked and is expected to resume its contract in the forthcoming months), three were laid-up in Brazil and two remained laid-up in the North Sea. We are currently seeking employment for these laid-up vessels in Brazil with Petrobras as well as in the North Sea. Our UP Jade was blocked following the finalization of its current contract on August 1, 2016, and is currently seeking employment. The current Petrobras contract of our RSV UP Coral was extended until August 24, 2017.
The adjusted EBITDA generated by the Offshore Supply Business segment during the second quarter of 2016 was $7.0 million, compared to $11.5 million in the same period of 2015, a 39% decrease. This decrease is mostly attributable to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.
Total revenues from our Offshore Supply Business for the second quarter of 2016 decreased by $4.8 million to $22.0 million, as compared to $26.8 million in the same period of 2015. This 18% decrease was primarily attributable to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise; partially offset by a $4.7 million increase in revenues of our RSV UP Coral, which entered into a long-term charter with Petrobras on August 5, 2015.
Ocean
In the second quarter of 2016, the Company operated two container vessels in its flag-protected feeder container service in South America, as well as two Product Tankers (Austral and Mentor), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past.

The Ocean Business segment adjusted EBITDA was $(0.4) million in the second quarter of 2016, as compared to $(1.5) million in the same period of 2015, a $1.1 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.
Revenues from the Ocean Business decreased by $3.7 million, or 23%, to $12.5 million in the second quarter of 2016, as compared to $16.2 million the same period of 2015. This difference is mainly attributable to our decision to sell three vessels, Amadeo, Miranda I and Alejandrina, which were delivered to buyers on May 29, 2015, July 16, 2015, and March 7, 2016, respectively.
Use of Non-GAAP Measures
Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.
Investment Community Conference Call
Ultrapetrol will host a conference call for investors and analysts on Friday, August 26, 2016, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-593-9993 (toll-free U.S.) or 1-312-470-7057 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-866-425-0194 (toll-free U.S.) or 1-203-369-0876 (outside of the U.S.); passcode: 82616. The webcast will be archived on Ultrapetrol's website for 30 days after the call.
About Ultrapetrol
Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.
Forward-Looking Language
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G
Supplemental Information: Summary consolidated financial data
The following table shows our unaudited consolidated balance sheet as of June 30, 2016, and our audited consolidated balance sheet as of December 31, 2015(1):
 (Stated in thousands of U.S. dollars, except par value and share amounts)
	At June 30,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,595	$45,193
Restricted cash	6,471	10,779
Accounts receivable, net of allowance for doubtful accounts of $397 and $489 in 2016 and 2015, respectively	35,381	32,655
Operating supplies and inventories	14,952	16,947
Prepaid expenses	6,456	3,560
Other receivables	20,925	18,064
Other assets	--	4,535
Total current assets	129,780	131,733

NONCURRENT ASSETS

Other receivables	24,903	21,500
Restricted cash	1,472	1,472
Vessels and equipment, net	671,644	669,087
Dry dock	7,456	10,281
Investments in and receivables from affiliates	3,810	3,570
Deferred income tax assets	668	846
Total noncurrent assets	709,953	706,756
Total assets	$839,733	$838,489

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$39,634	$29,391
Customer advances	1,481	1,968
Payable to related parties	116	41
Accrued interest	23,422	11,454
Current portion of long-term financial debt, net of debt issuance costs of $9,807 and $10,827 in 2016 and 2015, respectively	445,664	452,721
Other current liabilities	21,413	19,955
Total current liabilities	531,730	515,530

NONCURRENT LIABILITIES

Accounts payable and accrued expenses	10,904	--
Deferred income tax liabilities	14,005	10,562
Deferred gains	2,582	2,783
Total noncurrent liabilities	27,491	13,345
Total liabilities	559,221	528,875

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	492,533	491,893
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(193,299)	(163,388)
Accumulated other comprehensive loss	(680)	(849)
Total equity	280,512	309,614
Total liabilities and equity	$839,733	$838,489

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars(1):
	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2016	2015	2016	2015
Revenues
Attributable to River Business	$39,183	$53,038	$73,364	$91,968	-20%
Attributable to Offshore Supply Business	21,979	26,843	42,300	56,400	-25%
Attributable to Ocean Business	12,518	16,213	25,113	32,299	-22%
Total revenues	73,680	96,094	140,777	180,667	-22%

Voyage and manufacturing expenses
Attributable to River Business	(12,006)	(24,201)	(23,931)	(40,767)	-41%
Attributable to Offshore Supply Business	(1,850)	(100)	(3,630)	(1,749)	108%
Attributable to Ocean Business	(5,942)	(6,277)	(11,389)	(11,298)	1%
Total voyage and manufacturing expenses	(19,798)	(30,578)	(38,950)	(53,814)	-28%

Running costs
Attributable to River Business	(13,073)	(16,894)	(23,238)	(30,795)	-25%
Attributable to Offshore Supply Business	(7,491)	(12,351)	(14,577)	(24,725)	-41%
Attributable to Ocean Business	(5,394)	(8,535)	(11,099)	(16,658)	-33%
Total running costs	(25,958)	(37,780)	(48,914)	(72,178)	-32%

Amortization of dry dock & intangible assets	(2,680)	(2,448)	(5,068)	(4,447)	14%
Depreciation of vessels and equipment	(9,784)	(10,413)	(19,673)	(20,917)	-6%
Administrative and commercial expenses	(15,394)	(10,267)	(25,397)	(19,936)	27%
Other operating income (expense), net	609	(1,053)	1,875	(1,007)	--

Operating profit	675	3,555	4,650	8,368	-44%

Financial expense	(12,230)	(8,418)	(28,594)	(16,673)	71%
Foreign currency exchange gains (losses), net	773	1,703	(1,159)	(194)	497%
Investment in affiliates	(40)	(216)	(13)	(309)	-96%
Other income, net	4	43	15	55	-73%
Total other expenses, net	(11,493)	(6,888)	(29,751)	(17,121)	74%

(Loss) income before income taxes	(10,818)	(3,333)	(25,101)	(8,753)	187%

Income tax (expenses)	(1,993)	(3,060)	(4,810)	(2,747)	75%

Net (loss) income	$(12,811)	$(6,393)	$(29,911)	$(11,500)	160%

The following table contains our unaudited statements of cash flows for the six months ended June 30, 2016, and 2015(1):
(Stated in thousands of U.S. dollars)
	For the six-month period ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(29,911)	$(11,500)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels and equipment	19,673	20,917
Amortization of dry docking	5,068	4,447
Expenditure for dry docking	(2,243)	(3,433)
Loss on debt renegotiation costs	11,558	--
Debt issuance expense amortization	1,020	1,279
Net losses from investments in affiliates	13	309
Allowance for doubtful accounts	(92)	194
Share - based compensation	640	723
Loss on sale of vessel	--	1,089
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(2,634)	(4,795)
Other receivables, operating supplies and inventories and prepaid expenses	(9,911)	6,668
Other	(476)	453
Increase (decrease) in liabilities:
Accounts payable	7,158	(4,634)
Customer advances	(487)	(360)
Other payables	17,421	(2,425)
Net cash provided by operating activities	16,797	8,932

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(5,697)	(19,427)
Proceeds from disposal of vessel, net	4,684	2,567
Net cash (used in) investing activities	(1,013)	(16,860)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt renegotiation costs paid	(11,558)	--
Scheduled repayments of long-term financial debt	(843)	(16,185)
Early repayment of long-term financial debt	(7,234)	(676)
Decrease in restricted cash	4,313	--
Proceeds from revolving credit facility	--	20,000
Other financing activities, net	(60)	(540)
Net cash (used in) provided by financing activities	(15,382)	2,599
Net increase (decrease) in cash and cash equivalents	402	(5,329)
Cash and cash equivalents at the beginning of year	45,193	34,982
Cash and cash equivalents at the end of the period	$45,595	$29,653
(1) As a result of a non-compliance and of the default and cross-default provisions contained in relevant debt agreements, the Company has classified the respective long-term financial debt amounting to $359.9 million at June 30, 2016, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $402.0 million at June 30, 2016. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2016, and 2015:
	Six months ended June 30,
($000's)	2016	2015
Total cash flows provided by operating activities	16,797	8,932
Total cash flows (used in) investing activities	(1,013)	(16,860)
Total cash flows (used in) provided by financing activities	(15,382)	2,599

Total cash flows from operating activities	$16,797	$8,932

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(11,071)	5,093
Expenditure for dry docking	2,243	3,433
Income Taxes	4,810	2,747
Financial Expenses	17,036	16,673
Allowance for doubtful accounts	92	(194)
Yard EBITDA from Touax barge sale	(199)	(198)
Other adjustments	(1,673)	(3,400)

Adjusted Consolidated EBITDA	$28,035	$33,086

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the six months and three months ended June 30, 2016, and 2015:
($000's)	Six months ended June 30, 2016	Six months ended June 30, 2015	% Change	2Q 16	2Q 15	% Change

Revenues	$140,777	$180,667	-22%	$73,680	$96,094	-23%

Adjusted EBITDA	$28,035	$33,086	-15%	$13,777	$17,847	-23%

Net loss as reported	$(29,911)	$(11,500)	160%	$(12,811)	$(6,393)	100%
EPS as reported	$(0.21)	$(0.08)	163%	$(0.09)	$(0.05)	80%

Adjustments to net loss as reported

Yard EBITDA from Touax barge sale	(199)	(198)	1%	(99)	(99)	--
Income tax expense on Exchange Variance Benefit (1)	(872)	110	--	(390)	(652)	-40%

Adjusted Net income	$(30,982)	$(11,588)	167%	$(13,300)	$(7,144)	86%
Adjusted EPS (In $ per share)	$(0.22)	$(0.08)	175%	$(0.99)	$(0.05)	80%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2016:
	Second quarter ended June 30, 2016
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(51)	$2,180	$(1,454)	$675
Depreciation and amortization	6,606	4,818	1,040	12,464
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(40)	--	--	(40)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	4	--	4

Segment Adjusted EBITDA	$6,416	$7,002	$(414)	$13,004

Items not included in Segment Adjusted EBITDA
Financial income				--
Foreign currency exchange gains, net				773

Adjusted Consolidated EBITDA				$13,777

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2015:
	Second quarter ended June 30, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(558)	$6,734	$(2,621)	$3,555
Depreciation and amortization	7,051	4,702	1,108	12,861
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(216)	--	--	(216)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	(1)	14	28	41

Segment Adjusted EBITDA	$6,177	$11,450	$(1,485)	$16,142

Items not included in Segment Adjusted EBITDA
Financial income				2
Foreign currency exchange gains, net				1,703

Adjusted Consolidated EBITDA				$17,847

CONTACT:
The IGB Group

Leon Berman
212-477-8438
lberman@igbir.com

Bryan Degnan
646-673-9701
 bdegnan@igbir.com

Exhibit D

Organizational Chart

Organizational Chart

Ultrapetrol (Bahamas) Limited

Offshore Business | **River Business** | **Ocean Business**

Offshore Entities

Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.
Amber Shipping Inc.
Bayshore Shipping Inc.
Boise Trading Inc.
Glasgow Shipping Inc.
Hanford Shipping Inc.
Ingatestone Holdings Inc.
Jura Shipping Inc.
Leeward Shipping Inc.
Lewistown Commercial Corp.
Linford Trading Inc.
Packet Maritime Inc.
Padow Shipping Inc.
Springwater Shipping Inc.
Topazio Shipping LLC
UP Offshore (Bahamas) Ltd.
UP Offshore (Holdings) Ltd.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
UP Offshore (UK) Ltd.
UP Offshore Apoio Maritimo Ltda.
Woodrow Shipping Inc.
Zubia Shipping Inc.

River/Ocean Entities

Agencia Maritima Argenpar S.A.
Arlene Investments, Inc.
Blueroad Finance Inc.
Brinkley Shipping Inc.
Cedarino S.A.
Compania Paraguaya De Transporte Fluvial S.A.
Corporacion de Navegacion Mundial S.A
Corydon International S.A.
Dampierre Holdings Spain, S.A.
Danube Maritime Inc.
Dingle Barges Inc.
Draco Investments S.A.
Eastham Barges Inc.
Elysian Ship Management Ltd.
General Ventures Inc.
Hallandale Commercial Corp.
Havekost S.A.
Imperial Maritime Ltd.
Kattegat Shipping Inc.
Kingly Shipping Ltd.
Lonehort S.A.
Longmoor Holdings Inc.
Majestic Maritime Ltd.
Mansan S.A.
Marine Financial Investment Corp.
Maritima SIPSA S.A.
Massena Port S.A.
Monarch Shipping Ltd.
Mondalva[(1)]
Naviera del Sud S.A.[(1)]
Noble Shipping Ltd.
Obras Terminales y Servicios S.A.
Oceanpar S.A.
Palmdeal Shipping Inc[(1)]
Parabal S.A.
Parfina S.A.
Parkwood Commercial Corp.
Pelorus Maritime Inc.
Powtec S.A.
Princely International Finance Corp.
Puerto del Sur S.A.
Ravenscroft Holdings Inc.
Ravenscroft Ship Management Inc.
Ravenscroft Ship Management Ltd.
Ravenscroft Ship Management Ltd.(Holdco)
Ravenscroft Shipping (Bahamas) S.A.
Regal International Investments S.A.
River Ventures LLC
Riverpar S.A.
Riverview Commercial Corp
Sernova S.A.
Ship Management and Commercial Services Ltd.
Ship Management Services Inc.
Sovereign Maritime Ltd.
Stanyan Shipping Inc.
Thurston Shipping Inc.
Tecnical Services S.A. (Uruguay)
Tecnical Services S.A. (Argentina)
Tipton Marine Inc.
Tuebrook Holdings Inc.
UABL Barges (Panama) Inc.
UABL Limited
UABL Paraguay S.A.
UABL S.A.
UABL S.A. (Panama)
UABL Terminals (Paraguay) S.A.
UABL Terminals Ltd.
UABL Towing Services S.A.
Ultrapetrol International S.A.
Ultrapetrol S.A.
UP (River) Ltd.
UP River (Holdings) Ltd.
UP River Terminals (Panama) S.A.
UPB (Panama) Inc.
Yataity S.A.
Yvy Pora Fertilizantes S.A.

Legend
Debtor
Non-Debtor

(1) Part of the standalone Ocean Business as of December 15, 2016.

Exhibit E

Liquidation Analysis

1)	Introduction

Under the "best interests of creditors" test set forth in section 1129(a)(7) of the Bankruptcy Code, the Bankruptcy Court may not confirm a plan of reorganization unless the plan provides each holder of an allowed claim or interest that does not otherwise vote in favor of the Plan with property of a value, as of the effective date of the Plan, that is not less than the amount that such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code.

To demonstrate that the Plan satisfies the best interests of creditors test, the Debtors, with the assistance of their advisors, have prepared the hypothetical liquidation analysis described herein (the "Liquidation Analysis"). The Liquidation Analysis sets forth an estimated range of recovery values for each Class of Claims and Interests upon disposition of assets pursuant to hypothetical chapter 7 liquidation of the Plan Debtors on the assumed Effective Date of January 31, 2017.  The Liquidation Analysis has been prepared under two constructs, a Parent Included Plan in which an Offshore Lender Agreement is executed prior to the Commencement Date and the Parent Excluded Plan, in which no agreement is reached with the Offshore Lenders prior to the Commencement Date and the Debtors seek to confirm transactions for the River Business and Ocean Business only.  Under both constructs, holders of Claims or Interests in Impaired Classes would receive a lower recovery in a hypothetical liquidation than they would under both the Parent Included Plan and the Parent Excluded Plan.  Further, no holder of a Claim or Interest would receive or retain property under the both the Parent Included Plan and the Parent Excluded Plan of a value that is less than such holder would receive in a chapter 7 liquidation.  Accordingly, and as set forth in greater detail below, the Debtors believe that both the Parent Included Plan and the Parent Excluded Plan satisfy the "best interests of creditors" test set forth in section 1129(a)(7) of the Bankruptcy Code.

2)	Basis of Presentation

The Liquidation Analysis represents an estimate of recovery values based upon a hypothetical liquidation of the Debtors' estates if the Debtors' contemplated chapter 11 cases were converted to cases under chapter 7 of the Bankruptcy Code on January 31, 2017 (the "Liquidation Date") and a chapter 7 trustee (the "Trustee") was appointed to convert all assets into cash.  In this hypothetical scenario, the Trustee would satisfy claims by converting all of the assets of the Debtors (the "Liquidating Entities") into cash by ceasing operations and selling or abandoning the individual assets of the Liquidating Entities. Additionally, to the extent the Debtors had intercompany claims against, or equity interests in, certain non-Debtor legal entities, the Trustee would seek recoveries for the Debtors' on those claims and interests, which may result in the sale or liquidation of the assets of these non-Debtor entities. The cash amount (the "Gross Proceeds") that would be available for satisfaction of Allowed Claims and Interests would consist of the net proceeds resulting from the disposition of the assets and properties of the Liquidating Entities, augmented by the cash held by the Liquidating Entities at the time of the commencement of the liquidation activities.

This Liquidation Analysis assumes that Gross Proceeds would be distributed in accordance with section 726 of the Bankruptcy Code and as required by applicable law.  Accordingly, cash amounts would be distributed as follows: (i) first, for payment of liquidation and wind down expenses (together, the "Wind Down Costs") that are attributable to realization of secured assets; (ii) second, to pay the secured portion of all Allowed Secured Claims, and; (iii) third to pay administrative costs in accordance with their priority as follows: (a) chapter 7 Wind Down Costs attributable to the realization of unsecured assets; (b) all Chapter 7 trustee and professional fees related to the liquidation; and (c) unpaid expenses incurred during the pendency of the Debtors' chapter 11 cases, including professional fees and accrued post-petition third party payables and other expenses.  Any remaining net cash would be distributed to creditors holding Unsecured Claims, including unsecured deficiency claims that arise to the extent the amount paid for the secured portions of the Allowed Secured Claims is less than the total value of such claims.  With respect to Wind Down Costs, the Liquidation Analysis assumes the inclusion of all costs that would be necessary facilitate the orderly wind down of the Debtors' estates, including employee wages, rent, and other office related costs during the Liquidation Timeline (defined below).  In certain instances, management believes this would include the settlement of obligations, such as severance payments, that are subject to special treatment in the jurisdictions that the Debtors operate.

The Liquidation Analysis has been prepared assuming that the Debtors' contemplated chapter 11 cases convert to chapter 7 on the Liquidation Date.  The Liquidation Analysis is based on the book values of the Debtors' assets and liabilities as of June 30, 2016, with more recent values used in certain instances as noted.  The Debtors' management believes that the June 30, 2016 book value of assets and liabilities are a reasonable proxy for such book values as of the Liquidation Date, and do not expect any of the values presented to change materially, except where noted.  This Liquidation Analysis assumes operations of the Liquidating Entities will cease as of the Liquidation Date and the related individual assets will be sold in a rapid sale under a six-to-twelve month liquidation process (the "Liquidation Timeline") at the direction of the Trustee, utilizing the Debtors' resources and third-party advisors, to allow for the orderly wind down of the Debtors' estates. The Liquidation Analysis is also based on the assumptions that: (i) the Debtors have sufficient unencumbered cash resources to fund the Wind Down Expenses during the anticipated Liquidation Timeline, and; (ii) accounting, treasury, IT, and other management services needed to wind down the estates will continue to be available to the Trustee.  The Liquidation Analysis does not include estimates for: (i) the tax consequences that may be triggered upon the liquidation and sale of assets; (ii) recoveries resulting from any potential preference, fraudulent transfer or other litigation or avoidance actions; (iii) certain damages claims resulting from the cancellation of, or non-performance against, the Debtors' contracts, except where noted; or (iv) certain claims that may be entitled to priority under the Bankruptcy Code, including administrative priority claims under sections 503(b) and 507(b) of the Bankruptcy Code.  More specific assumptions are detailed in the notes below.

The preparation of analyses such as the Liquidation Analysis, is an uncertain process involving the use of estimates and assumptions that, although considered reasonable by management as and when made and based on management's current expectations and beliefs, are inherently subject to business, economic and competitive risks, uncertainties and contingencies, most of which are difficult to predict and many of which are beyond the control of the Debtors or the Trustee. The values stated herein have not been subject to any review, compilation or audit by any independent accounting firm.  In addition, various liquidation decisions upon which certain assumptions are based are subject to material change.  As a result, the actual amount of claims against the Debtors' estates could vary significantly from the estimates stated herein, depending on the nature and amount of claims asserted during the pendency of the chapter 7 cases.  Similarly, the value of the Debtors' assets in a liquidation scenario is uncertain and could vary significantly from the values set forth in the Liquidation analysis.  ACCORDINGLY, NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS OF A LIQUIDATION OF THE DEBTORS WOULD OR WOULD NOT, IN WHOLE OR IN PART, APPROXIMATE THE ASSUMPTIONS REPRESENTED HEREIN. THE ACTUAL LIQUIDATION VALUE OF THE DEBTORS IS SPECULATIVE AND RESULTS COULD VARY MATERIALLY FROM ESTIMATES PROVIDED HEREIN.

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3)	Liquidation Analysis

For each of the Parent Included Plan and the Parent Excluded Plan, the Liquidation Analysis was prepared on a by-entity basis for all of the Debtors where possible.  In certain circumstances where individual balance sheets for legal entities did not exist, those entities were consolidated into their parent legal entity as noted.  The asset book values and unsecured claims shown below are as of June 30, 2016 unless otherwise noted.  Asset recoveries are applied first to satisfy Wind Down Costs and claims at the legal entity level.  For the 2021 Note Claims and the IFC-OFID Loan Claims, the Liquidation Analysis assumes that such claims are allowed against each of the Debtors in amounts approximating the estimated obligations, including accrued interest, as of September 30, 2016.  The Liquidation Analysis also assumes that the Liquidating Entities' intercompany payables are treated pari passu with all General Unsecured Claims, including unsecured deficiency claims, with corresponding distributions provided to intercompany counterparties where sufficient value exists to allow for a recovery on such claims.

4)	Notes to the Liquidation Analysis

A.          Cash: As of June 30, 2016, the estimated cash balance was $42.3 million for the Parent Included Plan entities and $36.2 million for the Parent Excluded Plan entities.  This includes an adjustment to the Debtors' cash balance to reflect the benefit of unpaid pre-petition expenses that would accrue at the commencement of the Debtors' chapter 11 cases.  This adjustment is $14.9-$20.1 million under the Parent Included Plan and $14.6-$19.7 million under the Parent Excluded Plan. All cash is assumed to be unencumbered.  The Debtors estimate a 100% recovery on cash.

B.          Restricted Cash: As of June 30, 2016, the estimated restricted cash balance was $6.5 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  These funds are held in favor of IFC and OFID in the Debt Service Reserve Accounts.  It is assumed that restricted cash is used to pay down the Debtors' obligations to IFC and OFID. The Debtors estimate a 100% recovery on restricted cash.

C.          Accounts Receivable, Net: As of June 30, 2016, the estimated accounts receivable balance was $17.9 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  The Liquidation Analysis assumes recoveries of 50%-75% for invoices aged less than 90 days and no recovery for invoices aged greater than 90 days.  The Accounts Receivable, Net balance also includes $4.6 million of invoice credits.  For the purpose of this Liquidation Analysis, it is assumed that such credits will set-off against potential recoveries to the extent there are open invoices for the customer holding such credits.   Also included in the recovery is $890 thousand of receivables that are the cash collateral of the 2021 Noteholders.  The cash collateralized receivables are assumed to be realized in full and used to pay down the Debtors' obligations to the 2021 Noteholders.  Overall, the Debtors estimate a recovery of 56%-66% for accounts receivable under both the Parent Included and Parent Excluded Plan.

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D.          Due From Affiliates:  As of June 30, 2016, the estimated due from affiliates balance was $883.3 million for the Parent Included Plan entities and $389.9 million for the Parent Excluded Plan entities.  This comprises amounts owed by both Debtors to Debtors as well as Non-Debtor Affiliates to Debtors.  For amounts due from Debtor affiliates, recoveries were calculated on a by-entity basis, assuming that intercompany claims will recover at a rate that is pari passu with other General Unsecured Claims.  To calculate the value of the payables due from Non-Debtors to Debtors, a separate liquidation analysis was conducted for those Non-Debtor entities, using recovery rates consistent with those of the Debtors for each asset class.  Overall, the Debtors estimate Due From Affiliate recoveries of 1% under the Parent Included Plan and 1%-2% under the Parent Excluded Plan.

E.          Operating Supplies and Inventories: As of June 30, 2016, estimated Operating Supplies and Inventories was $15.1 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  This value is comprised of fuel maintained in the Debtors' vessels, lubricants used for maintenance purposes, barges which are currently under construction in the Company's shipyard, and certain steel inventories that are held for construction purposes.  Of the total book value, $13.5 million relates to barges that have been constructed by the Debtors for sale to third parties.  It is assumed that these inventories are realized for scrap value, as the market for barges has been weak in 2016 and many of the vessels are partially constructed and would require significant cost to complete.  The remaining book value relates to consumables (bunker and lubricants) and other sundry supplies that are assumed to have no value.  Overall, the Debtors estimate a recovery of 11%-12% on operating supplies and inventories under both the Parent Included and Parent Excluded Plan.

F.          Prepaid Expenses: As of June 30, 2016, the estimated prepaid expense balance was $4.4 million for the Parent Included Plan entities and $4.3 million for the Parent Excluded Plan entities.  This balance is primarily comprised of advanced payments made to certain of the Debtors' vendors, pre-operative vessel expenses and pre-paid amounts for certain insurance policies.  These prepayments are for services which will typically be completed by the vendor during a 30-60 day window.  Vendor obligations on account of prepaid expenses would likely be discharged through the performance of the agreed services, and as a result, the Debtors do not anticipate a recovery on these prepaid balances.

G.          Other Receivables: As of June 30, 2016, the estimated other receivables balance was $24.8 million for the Parent Included Plan entities and $25.3 million for the Parent Excluded Plan entities.  This total incorporates balances classified as both current and non-current. The majority of the book value relates to insurance proceeds for damaged vessels, VAT tax credits, income tax credits, credits for fuel and certain other miscellaneous credits.  The Liquidation Analysis assumes that insurance proceeds will be mostly realized, but that there will be a de minimis recovery for tax credits and other items.  Overall, the Debtors estimate a recovery of 16%-23% on other receivables under both the Parent Included and Parent Excluded Plan.

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H.          Property and Equipment: As of June 30, 2016, the estimated property and equipment balance was $353.1 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  Property and equipment assets include vessels, land and buildings, machinery, tool and equipment and other sundry assets.  Overall, the Debtors estimate a recovery of 12%-17% on property and equipment book values under both the Parent Included and the Parent Excluded Plan.

Additional details on the Debtors' property and equipment assets and expected recoveries are provided below:

1.          Vessels – As of June 30, 2016, the book value of vessels was $295.8 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  Estimated recoveries were calculated using a combination of discounted appraised values and expected scrap values.  For vessels built after 1996, excluding dry barges, recoveries are estimated at 20%-30% of the most recent appraised values.  Appraisals of all vessels were conducted between 2013-2015 and the discount on appraised values reflects management's view that the market for their vessel assets has declined materially, as well as the recovery cost of liquidating such vessels in an oversupplied market.  This softening is evidenced by the difficulties the Debtors have experienced selling newly built barges.  Vessels built before 1996, and all dry barges, are assumed to be sold for scrap at a rate of between $75-$105 per estimated ton of salvageable steel.  Estimated realization rates are net of recovery costs, including transportation for sale.  Additionally, the Debtors have one vessel pledged in respect of their obligations under the YPF Fuel Contract.  It is assumed that the full value of this vessel will be used to satisfy the Debtors' YPF Fuel Contract obligations, mitigating any corresponding claim against the Debtors.  Overall, the Debtors estimate a recovery of 13% to 18% on the book value of vessel assets under both the Parent Included and the Parent Excluded Plan.

2.          Land and Buildings (Shipyard) - As of June 30, 2016, the book value of the shipyard was $21.9 million for both the Parent Included Plan entities and the Parent Excluded Plan entities. The book value of the land is assumed to be fully recoverable as it was determined to be in line with market value based on a preliminary, 'sight-unseen', estimate obtained by management.  It is assumed that shipyard buildings will yield de minimis recoveries, reflecting the specialized nature of these assets and the likely difficulty finding a buyer in-market.  Overall, the Debtors estimate a recovery of 11% on the book value of the shipyard under both the Parent Included and the Parent Excluded Plan.

3.          Vessels Under Construction - As of June 30, 2016, the book value of vessels under construction was $8.4 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  This balance is comprised of barges which are currently under construction for the Company's internal use.  These assets have been valued using the same assumptions set out in Section E above (Operating Supplies and Inventories).  Overall, the Debtors estimate a recovery of 12% to 13% on the book value of vessels under construction under both the Parent Included and Parent Excluded Plan.

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4.          Machinery, Tools and Equipment - As of June 30, 2016, the book value of machinery, tools and equipment was $11.4 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  This incorporates special purpose asset that are used to support the day to day operations of the Debtors' business.  It is assumed that these assets will be sold at a significant discount to book value, reflecting their specialized nature, and costs associated with removing installed assets to ready them for sale.  Overall, the Debtors estimate a recovery of 15% to 30% on the book value of machinery, tools and equipment under both the Parent Included and Parent Excluded Plan.

5.          Other PP&E - As of June 30, 2016, the book value of other PP&E was $15.6 million for both the Parent Included Plan entities and the Parent Excluded Plan entities.  The majority of this value is attributable to marine engines that were acquired in 2008 to support an incomplete vessel retrofitting program.  This category also includes software and sundry inventories.  It is assumed that these assets are of de minimis value or there is no market for the equipment and will yield no recovery.

I.          Chapter 7 and Chapter 11 Administrative Expenses:  Conversion of the Debtors' contemplated chapter 11 cases to cases under chapter 7 of the Bankruptcy Code would result in significant costs, including compensation of the Trustee, retained counsel, and other professionals.  The Debtors would be also liable for payment of unpaid professional fees and other unpaid expenses incurred during the pendency of their contemplated chapter 11 cases.  Further, conversion to a chapter 7 liquidation may also result in other contingent administrative claims that are difficult to estimate or forecast such as employee claims above those already estimated.  The value of these contingent administrative claims is not included in the Liquidation Analysis.

Chapter 7 and Chapter 11 administrative expenses include the following:

1.          Wind Down Costs contemplate the consensual, rapid orderly wind down and liquidation of the Liquidating Entities' operations during the Liquidation Timeline. To maximize recoveries, minimize Claims, and generally ensure an orderly liquidation, the Trustee will need to retain certain individuals currently employed by the Debtors. These individuals will primarily be responsible for operating and maintaining assets, collecting outstanding receivables, facilitating the liquidation of assets, providing historical knowledge and insight to the Trustee regarding the Debtors' businesses, and concluding the administrative wind down of the estates after disposal of the Liquidating Entities' assets.  Wind down Costs, for the purposes of the Liquidation Analysis, consist of general and administrative costs (including real estate, office expenses and other overhead necessary to operate the Debtors' assets, in addition to costs associated with the continued employment for key operations, administrative and back-office personnel, including incremental incentives that may be necessary to retain essential staff.  Wind Down Costs also include accrued entitlements, termination payments and other severance costs payable in connection with the termination of employees.  Management has calculated these costs by applying their best interpretation of the prevailing laws in each jurisdiction the Debtors' operate.  Finally, Wind Down Costs also include certain accrued taxes and other statutory obligations recorded in the Debtors books and records.  It is assumed that the aforementioned severance costs and tax obligations will be required to be paid in order to ensure the orderly liquidation of the Debtors' assets and the ultimate distribution of liquidation proceeds to creditors.  Certain Wind Down Costs relate to the monetization of secured collateral, and such costs have been deducted from the recoveries of such collateral prior to repayment of secured claims. The Debtors estimate payments in respect of Wind Down Costs to be $31.5-$37.7 million under the Parent Included Plan, and $30.2-$35.7 million under the Parent Excluded Plan.

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2.          Chapter 7 Trustee Fees include all fees that would be paid to the Trustee by the Debtors, consistent with the fee structure set forth in the Bankruptcy Code.  Trustee fees are estimated at 3% of the gross proceeds from unencumbered assets. The Debtors estimate payments in respect of chapter 7 trustee fees to be $1.6-$2.0 million under the Parent Included Plan, and $1.4-$1.7 million under the Parent Excluded Plan.

3.          Chapter 7 Professional Fees include the cost of financial advisors, attorneys, and other professionals retained by the Trustee in connection with the wind-down of the Liquidating Entities' estates.  Professionals would be engaged in work related to claims reconciliation, asset recovery, and necessary tax and accounting work, among other things.  The Debtors have used 1.5% of the gross proceeds from unencumbered assets as a basis for estimating professional fees, although the actual costs incurred would not generally be determined on the basis of recoveries.  The Debtors estimate payments in respect of chapter 7 professional fees to be $812-$985 thousand under the Parent Included Plan, and $698-$839 thousand under the Parent Excluded Plan.

4.          Chapter 7 Local Counsel Fees include the cost of attorneys and other professionals retained by the Trustee to provide advice in connection with issues specific to the non-US jurisdictions that the Debtors' operate in. The Debtors estimate payments in respect of chapter 7 local counsel fees to be $2.0-$2.9 million under the Parent Included Plan, and $1.7-$2.5 million under the Parent Excluded Plan.

5.          Chapter 11 Professional Fees include the cost of financial advisors, attorneys, and other professionals retained by the Debtors' in connection with their chapter 11 filings.  These professionals would have been engaged by the Debtors to provide guidance and support in relation to chapter 11 process, prior to the conversion to chapter 7. The Debtors estimate payments in respect of chapter 11 professional fees to be $3.1-$3.7 million under the Parent Included Plan, and $2.8-$3.4 million under the Parent Excluded Plan.

6.          Chapter 11 Accrued Accounts Payable relates to any unpaid expenses incurred by the Debtors, excluding professional fees, during the pendency of their contemplated chapter 11 cases. The Debtors estimate payments in respect of chapter 11 accrued accounts payable to be $13.1-$15.8 million under the Parent Included Plan, and $12.8-$15.4 million under the Parent Excluded Plan.

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J.          Lender Claims:  Lender Claims are the aggregate amount outstanding pursuant to the 2021 Notes Indenture and the agreements governing the IFC-OFID Loans, which total $327.3 million.  This total includes $259.1 million owed to the 2021 Noteholders and $68.2 million owed to IFC and OFID. Total recovery amounts include consideration of deficiency claims for undersecured amounts (the "Deficiency Lender Claims").  In the case of the IFC-OFID Loans, some collateral interests are shared by the lenders.

K.          General Unsecured Claims:  General Unsecured Claims include amounts due to third party vendors, advances made by customers for future services, certain tax liabilities, sales rebate accruals and other deferred liabilities. For purposes of the Liquidation Analysis, General Unsecured Claims also include the Deficiency Lender Claims.  In addition, the Debtors may be liable for other contingent claims, such as post-petition contract rejections damages claims, that would also rank as General Unsecured Claims.  Due to the complex nature of estimating these amounts, the Debtors have not included any contingent liabilities with the exception of anticipated claims against Corporacion de Navegacion Munidal S.A. in relation to the termination of certain third party and related party charter agreements.

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Liquidation Analysis
Parent Included Plan - Consolidated Schedule

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Parent Included Consolidated Plan
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 42,341	100.0%	100.0%	$ 42,341	$ 37,085	A
Restricted cash	6,471	100.0%	100.0%	6,471	6,471	B
Accounts receivable	17,903	56.0%	66.0%	10,018	11,808	C
Due from affiliates	883,347	0.6%	1.2%	5,636	10,320	D
Operating supplies and inventories	15,099	11.0%	12.0%	1,662	1,804	E
Prepaid expenses	4,366	0.0%	0.0%	-	-	F
Other receivables	24,829	15.6%	23.4%	3,873	5,809	G
Dry Dock	3,056	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	4,022	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	353,120	11.9%	17.3%	42,087	60,997	H
Deferred income tax assets	545	0.0%	0.0%	-	-	
Total Gross Recoveries	$ 1,355,099	8.3%	9.9%	$ 112,087	$ 134,295	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		Note
Gross Proceeds Available For Distribution to Secured Creditors					$ 58,091	$ 69,294	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 23,773	$ 22,346	100.0%	100.0%	$ 23,773	$ 22,346	I
	$ 23,773	$ 22,346	100.0%	100.0%	$ 23,773	$ 22,346	
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ 34,318	$ 46,948	
Senior Notes due 2021	$ 21,028	$ 30,634	100.0%	100.0%	$ 21,028	$ 30,634	J
IFC/OFID	13,290	16,314	100.0%	100.0%	13,290	16,314	J
Secured Claims and Distributions	$ 34,318	$ 46,948	100.0%	100.0%	$ 34,318	$ 46,948	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 53,996	$ 65,001	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 13,948	$ 9,185	100.0%	100.0%	$ 13,948	$ 9,185	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	1,620	1,950	100.0%	100.0%	1,620	1,950	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	810	975	100.0%	100.0%	810	975	I
Chapter 7 Local Counsel Fees	2,945	1,963	100.0%	100.0%	2,945	1,963	I
Chapter 11 Professional Fees	4,655	3,441	79.8%	88.5%	3,715	3,047	I
Chapter 11 Accrued Accounts Payable	20,149	14,893	78.1%	87.8%	15,744	13,082	I
	$ 44,127	$ 32,406	87.9%	93.2%	$ 38,781	$ 30,201	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		Note
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ 15,215	$ 34,799	
Intercompany							
Intercompany Dividends*	$ 56	$ 451	100.0%	100.0%	$ 56	$ 451	
General Unsecured Claims:							
Accounts payable	22,246	22,246	0.6%	1.4%	136	303	K
Due to affiliates	746,512	746,512	0.4%	1.0%	3,021	7,134	K
Customer advances	1,479	1,479	0.1%	0.2%	2	3	K
Other current liabilities	17,429	17,429	0.8%	1.3%	139	227	K
Deferred tax liabilities	1,620	1,620	6.3%	7.2%	101	117	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	3.5%	8.1%	8,996	21,017	K
IFC/OFID	68,180	68,180	2.1%	4.9%	1,422	3,338	K
Offshore lenders	164,234	164,234	0.8%	1.3%	1,340	2,210	K
Total Claims Distributions	$ 1,280,844	$ 1,280,844	1.2%	2.7%	$ 15,215	$ 34,799	
Total Senior Notes Recovery	$ 259,145	$ 259,145	11.6%	19.9%	$ 30,025	$ 51,651	
Total IFC/OFID Recovery	$ 68,180	$ 68,180	21.6%	28.8%	$ 14,712	$ 19,652	

^ Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

* Residual equity in Debtor entities distributed to Debtor parent. Recognized by parent in Due from Affiliates recoveries

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Liquidation Analysis
Parent Included Plan – Individual Schedules

11

Arlene Investments, Inc.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 277	100.0%	100.0%	$ 277	$ 205	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	4,658	0.2%	0.6%	11	29	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	9,726	9.7%	12.1%	948	1,178	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 14,661**	**8.4%**	**9.6%**	**$ 1,237**	**$ 1,411**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 788	$ 1,041	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 79	$ 48	100.0%	100.0%	$ 79	$ 48	I
	$ 79	$ 48	**100.0%**	**100.0%**	$ 79	$ 48	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 709**	**$ 993**	
Senior Notes due 2021	$ 709	$ 993	100.0%	100.0%	$ 709	$ 993	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 709**	**$ 993**	**100.0%**	**100.0%**	**$ 709**	**$ 993**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 449	$ 370	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 116	$ 52	100.0%	100.0%	$ 116	$ 52	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	13	11	100.0%	100.0%	13	11	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	7	6	100.0%	100.0%	7	6	I
Chapter 7 Local Counsel Fees	24	11	100.0%	100.0%	24	11	I
Chapter 11 Professional Fees	51	38	87.7%	100.0%	45	38	I
Chapter 11 Accrued Accounts Payable	277	205	87.7%	100.0%	243	205	I
	$ 489	$ 323	**91.7%**	**100.0%**	$ 449	$ 323	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	Note
Net Proceeds Available for Distribution					**$ -**	**$ 47**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	21,477	21,477	0.0%	0.0%	-	4	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	44	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
Offshore lenders	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 280,622**	**$ 280,622**	**0.0%**	**0.0%**	**$ -**	**$ 47**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.3%	0.4%	$ 709	$ 1,087	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

12

Compania Paraguaya De Transporte Fluvial SA
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 302	100.0%	100.0%	$ 302	$ 224	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	3,895	0.9%	1.9%	37	75	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	9,172	11.0%	15.3%	1,005	1,407	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 13,370**	**10.1%**	**12.8%**	**$ 1,345**	**$ 1,706**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 527	$ 652	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 172	$ 154	100.0%	100.0%	$ 172	$ 154	I
	$ 172	**$ 154**	**100.0%**	**100.0%**	**$ 172**	**$ 154**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 355**	**$ 498**	
Senior Notes due 2021	$ 355	$ 498	100.0%	100.0%	$ 355	$ 498	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ 355	$ 498	**100.0%**	**100.0%**	$ 355	$ 498	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 817	$ 1,054	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 211	$ 149	100.0%	100.0%	$ 211	$ 149	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	25	32	100.0%	100.0%	25	32	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	12	16	100.0%	100.0%	12	16	I
Chapter 7 Local Counsel Fees	45	32	100.0%	100.0%	45	32	I
Chapter 11 Professional Fees	56	41	100.0%	100.0%	56	41	I
Chapter 11 Accrued Accounts Payable	301	223	100.0%	100.0%	301	223	I
	$ 649	**$ 492**	**100.0%**	**100.0%**	**$ 649**	**$ 492**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					**$ 168**	**$ 562**	
Intercompany							
Intercompany Dividends*	$ 56	$ 451	100.0%	100.0%	$ 56	$ 451	
General Unsecured Claims:							
Accounts payable	8	8	100.0%	100.0%	8	8	K
Due to affiliates	0	0	100.0%	100.0%	0	0	K
Customer advances	-	-	100.0%	100.0%	-	-	K
Other current liabilities	12	12	100.0%	100.0%	12	12	K
Deferred tax liabilities	91	91	100.0%	100.0%	91	91	K
Contract rejection damages	-	-	100.0%	100.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	100.0%	100.0%	-	-	K
IFC/OFID	-	-	100.0%	100.0%	-	-	K
Offshore lenders	-	-	100.0%	100.0%	-	-	K
Total Claims Distributions	**$ 168**	**$ 562**	**100.0%**	**100.0%**	**$ 168**	**$ 562**	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ 355	$ 498	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

13

Eastham Barnes Inc.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 267	100.0%	100.0%	$ 267	$ 197	A
Restricted cash	308	100.0%	100.0%	308	308	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	913	0.2%	0.3%	2	2	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	10,499	5.8%	8.2%	614	860	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 11,987**	**9.9%**	**11.4%**	**$ 1,191**	**$ 1,367**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

							Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 918	$ 1,084	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 92	$ 50	100.0%	100.0%	$ 92	$ 50	I
	$ 92	**$ 50**	**100.0%**	**100.0%**	**$ 92**	**$ 50**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 826**	**$ 1,034**	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	826	1,034	100.0%	100.0%	826	1,034	J
Secured Claims and Distributions	**$ 826**	**$ 1,034**	**100.0%**	**100.0%**	**$ 826**	**$ 1,034**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

							Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 273	$ 284	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 70	$ 40	100.0%	100.0%	$ 70	$ 40	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	8	9	100.0%	100.0%	8	9	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	4	4	100.0%	100.0%	4	4	I
Chapter 7 Local Counsel Fees	15	9	100.0%	100.0%	15	9	I
Chapter 11 Professional Fees	49	37	55.3%	95.0%	27	35	I
Chapter 11 Accrued Accounts Payable	267	197	55.3%	95.0%	148	187	I
	$ 414	**$ 295**	**65.8%**	**96.0%**	**$ 273**	**$ 284**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					**$ -**	**$ -**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	17,293	17,293	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.0%	0.0%	-	-	K
IFC/OFID	45,795	45,587	0.0%	0.0%	-	-	K
Offshore lenders	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 63,088**	**$ 62,881**	**0.0%**	**0.0%**	**$ -**	**$ -**	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ 45,795	$ 45,587	1.8%	2.3%	$ 826	$ 1,084	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filing.

*Residual equity distributed to a parent company through a dividend

14

Marine Financial Investment Corp.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 704	100.0%	100.0%	$ 704	$ 520	A
Restricted cash	1,232	100.0%	100.0%	1,232	1,232	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	5,476	0.3%	0.4%	14	20	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	17,155	6.9%	9.7%	1,190	1,666	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 24,567**	**12.8%**	**14.0%**	**$ 3,140**	**$ 3,438**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors	$ 2,606	$ 2,933	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Wind Down Costs	$ 260	$ 142	100.0%	100.0%	$ 260	$ 142	I
	$ 260	$ 142	**100.0%**	**100.0%**	$ 260	$ 142	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 2,346**	**$ 2,791**	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	2,346	2,791	100.0%	100.0%	2,346	2,791	J
Secured Claims and Distributions	**$ 2,346**	**$ 2,791**	**100.0%**	**100.0%**	**$ 2,346**	**$ 2,791**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors	$ 534	$ 506	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Wind Down Costs	$ 138	$ 71	100.0%	100.0%	$ 138	$ 71	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	16	15	100.0%	100.0%	16	15	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	8	8	100.0%	100.0%	8	8	I
Chapter 7 Local Counsel Fees	29	15	100.0%	100.0%	29	15	I
Chapter 11 Professional Fees	130	96	41.1%	64.2%	54	62	I
Chapter 11 Accrued Accounts Payable	704	520	41.1%	64.2%	289	334	I
	$ 1,025	$ 726	52.1%	69.6%	$ 534	$ 506	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	Note
Net Proceeds Available for Distribution					$ -	$ -	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	34,352	34,352	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.0%	0.0%	-	-	K
IFC/OFID	44,275	43,830	0.0%	0.0%	-	-	K
Offshore lenders	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	$ 78,628	$ 78,182	0.0%	0.0%	$ -	$ -	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ 44,275	$ 43,830	5.3%	6.4%	$ 2,346	$ 2,791	

^ Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

*Residual equity distributed to a parent company through a dividend

15

Oceanear S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 1,489	100.0%	100.0%	$ 1,489	$ 1,110	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	14,043	4.5%	6.9%	631	972	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	1,209	20.0%	30.0%	242	363	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	19,404	21.5%	31.4%	4,167	6,098	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 36,145**	**18.1%**	**23.6%**	**$ 6,530**	**$ 8,543**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 1,472	$ 1,860	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 422	$ 369	100.0%	100.0%	$ 422	$ 369	I
	$ 422	$ 369	100.0%	100.0%	$ 422	$ 369	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 1,050**	**$ 1,492**	
Senior Notes due 2021	$ 1,050	$ 1,492	100.0%	100.0%	$ 1,050	$ 1,492	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 1,050**	**$ 1,492**	**100.0%**	**100.0%**	**$ 1,050**	**$ 1,492**	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 5,058	$ 6,682	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 1,307	$ 944	100.0%	100.0%	$ 1,307	$ 944	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	152	200	100.0%	100.0%	152	200	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	76	100	100.0%	100.0%	76	100	I
Chapter 7 Local Counsel Fees	276	202	100.0%	100.0%	276	202	I
Chapter 11 Professional Fees	271	200	100.0%	100.0%	271	200	I
Chapter 11 Accrued Accounts Payable	1,456	1,076	100.0%	100.0%	1,456	1,076	I
	$ 3,537	$ 2,723	100.0%	100.0%	$ 3,537	$ 2,723	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	Note
Net Proceeds Available for Distribution					$ 1,521	$ 3,959	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.4%	1.2%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	166	166	0.4%	1.2%	1	2	K
Due to affiliates	79,937	79,937	0.4%	1.2%	358	953	K
Customer advances	-	-	0.4%	1.2%	-	-	K
Other current liabilities	18	18	0.4%	1.2%	0	0	K
Deferred tax liabilities	-	-	0.4%	1.2%	-	-	K
Contract rejection damages	-	-	0.4%	1.2%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.4%	1.2%	1,161	3,004	K
IFC/OFID	-	-	0.4%	1.2%	-	-	K
Offshore lenders	-	-	0.4%	1.2%	-	-	K
Total Claims Distributions	$ 339,266	$ 339,266	0.4%	1.2%	$ 1,521	$ 3,959	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.9%	1.7%	$ 2,212	$ 4,515	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

16

Parabal S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 650	100.0%	100.0%	$ 650	$ 480	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	2,100	0.9%	1.9%	20	40	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	12,900	17.3%	25.4%	2,225	3,271	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 15,650**	**18.5%**	**24.2%**	**$ 2,895**	**$ 3,792**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 2,546	$ 3,463	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 377	$ 272	100.0%	100.0%	$ 377	$ 272	I
	$ 377	$ 272	**100.0%**	**100.0%**	$ 377	$ 272	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 2,168**	**$ 3,192**	
Senior Notes due 2021	$ 2,168	$ 3,192	100.0%	100.0%	$ 2,168	$ 3,192	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ 2,168	$ 3,192	**100.0%**	**100.0%**	$ 2,168	$ 3,192	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 349	$ 329	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 90	$ 46	100.0%	100.0%	$ 90	$ 46	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	10	10	100.0%	100.0%	10	10	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	5	5	100.0%	100.0%	5	5	I
Chapter 7 Local Counsel Fees	19	10	100.0%	100.0%	19	10	I
Chapter 11 Professional Fees	120	89	29.2%	45.3%	35	40	I
Chapter 11 Accrued Accounts Payable	649	479	29.2%	45.3%	189	217	I
	$ 894	$ 639	39.1%	51.4%	$ 349	$ 329	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	
Net Proceeds Available for Distribution					$ 0	$ (0)	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	5	5	0.0%	0.0%	-	-	K
Due to affiliates	3,610	3,610	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	9	9	0.0%	0.0%	-	-	K
Deferred tax liabilities	199	199	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	-	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
Offshore lenders	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 262,969**	**$ 262,969**	**0.0%**	**0.0%**	$ -	$ -	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.8%	1.2%	$ 2,168	$ 3,192	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^ Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distibuted to parent company through a dividend.

17

Parfina S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 79	100.0%	100.0%	$ 79	$ 60	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	65.0%	75.0%	-	-	C
Due from affiliates	11,534	0.8%	1.6%	88	184	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	91	0.0%	0.0%	-	-	F
Other receivables	239	20.0%	30.0%	48	72	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	1,093	11.5%	16.0%	125	175	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 13,036**	**2.6%**	**3.8%**	**$ 340**	**$ 491**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 161	$ 203	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 35	$ 28	100.0%	100.0%	$ 35	$ 28	I
	$ 35	$ 28	**100.0%**	**100.0%**	$ 35	$ 28	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 125**	**$ 175**	
Senior Notes due 2021	$ 125	$ 175	100.0%	100.0%	$ 125	$ 175	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 125**	**$ 175**	**100.0%**	**100.0%**	**$ 125**	**$ 175**	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 180	$ 288	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 46	$ 41	100.0%	100.0%	$ 46	$ 41	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	5	9	100.0%	100.0%	5	9	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	3	4	100.0%	100.0%	3	4	I
Chapter 7 Local Counsel Fees	10	9	100.0%	100.0%	10	9	I
Chapter 11 Professional Fees	14	10	100.0%	100.0%	14	10	I
Chapter 11 Accrued Accounts Payable	75	56	100.0%	100.0%	75	56	I
	$ 154	$ 129	**100.0%**	**100.0%**	$ 154	$ 129	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	Note
Net Proceeds Available for Distribution					**$ 26**	**$ 159**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.1%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	1	1	0.0%	0.1%	0	0	K
Due to affiliates	1,034	1,034	0.0%	0.1%	0	1	K
Customer advances	-	-	0.0%	0.1%	-	-	K
Other current liabilities	6	6	0.0%	0.1%	0	0	K
Deferred tax liabilities	-	-	0.0%	0.1%	-	-	K
Contract rejection damages	-	-	0.0%	0.1%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.1%	26	159	K
IFC/OFID	-	-	0.0%	0.1%	-	-	K
Offshore lenders	-	-	0.0%	0.1%	-	-	K
Total Claims Distributions	**$ 260,187**	**$ 260,187**	**0.0%**	**0.1%**	**$ 26**	**$ 159**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.1%	0.1%	$ 151	$ 334	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^ Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

18

Princely International Finance Corp.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 1,436	100.0%	100.0%	$ 1,436	$ 1,073	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	41,289	1.1%	1.7%	443	720	D
Operating supplies and inventories	803	12.1%	13.2%	97	106	E
Prepaid expenses	15	0.0%	0.0%	-	-	F
Other receivables	337	20.0%	30.0%	68	101	G
Dry Dock	61	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	39,148	10.7%	15.6%	4,201	6,115	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	$ 83,089	7.5%	9.8%	$ 6,245	$ 8,115	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 4,367	$ 5,995	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 436	$ 246	100.0%	100.0%	$ 436	$ 246	I
	$ 436	$ 246	100.0%	100.0%	$ 436	$ 246	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					$ 3,931	$ 5,749	
Senior Notes due 2021	$ 3,931	$ 5,749	100.0%	100.0%	$ 3,931	$ 5,749	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ 3,931	$ 5,749	100.0%	100.0%	$ 3,931	$ 5,749	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 1,878	$ 2,120	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 485	$ 300	100.0%	100.0%	$ 485	$ 300	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	56	64	100.0%	100.0%	56	64	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	28	32	100.0%	100.0%	28	32	I
Chapter 7 Local Counsel Fees	102	64	100.0%	100.0%	102	64	I
Chapter 11 Professional Fees	259	192	73.1%	100.0%	190	192	I
Chapter 11 Accrued Accounts Payable	1,389	1,027	73.1%	100.0%	1,016	1,027	I
	$ 2,321	$ 1,678	80.9%	100.0%	$ 1,878	$ 1,678	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					$ -	$ 442	
Intercompany							
Intercompany Dividends *	$ -	$ -	0.0%	0.1%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	272	272	0.0%	0.1%	-	0	K
Due to affiliates	128,010	128,010	0.0%	0.1%	-	146	K
Customer advances	-	-	0.0%	0.1%	-	-	K
Other current liabilities	-	-	0.0%	0.1%	-	-	K
Deferred tax liabilities	7	7	0.0%	0.1%	-	0	K
Contract rejection damages	-	-	0.0%	0.1%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.1%	-	296	K
IFC/OFID	-	-	0.0%	0.1%	-	-	K
Offshore lenders	-	-	0.0%	0.1%	-	-	K
Total Claims Distributions	$ 387,434	$ 387,434	0.0%	0.1%	$ -	$ 442	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.5%	2.3%	$ 3,931	$ 6,045	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.
Note: This entity consolidates: Brinkely Shipping Inc., Danube Maritime Inc., General Ventures Inc., Palmdeal Shipping Inc., Riverview Commercial Corp

19

Rivermar S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	High Recovery	Estimated Asset Recovery: Low Recovery	High Recovery	Note
^ Cash and cash equivalents	$ 5,722	100.0%	100.0%	$ 5,722	$ 4,819	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	3,349	65.0%	75.0%	2,177	2,512	C
Due from affiliates	11,355	0.9%	1.8%	100	204	D
Operating supplies and inventories	390	0.0%	0.0%	-	-	E
Prepaid expenses	739	0.0%	0.0%	-	-	F
Other receivables	1,321	20.0%	30.0%	265	397	G
Dry Dock	20	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	29,835	31.6%	47.4%	9,441	14,139	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 52,731**	**33.6%**	**41.9%**	**$ 17,704**	**$ 22,070**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	High Recovery	Estimated Recovery Range: Low Recovery	High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 9,600	$ 13,485	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 1,051	$ 684	100.0%	100.0%	$ 1,051	$ 684	I
	$ 1,051	$ 684	100.0%	100.0%	$ 1,051	$ 684	

	Estimated Allowed Claims: Low Recovery	High Recovery	Estimated Recovery Range: Low Recovery	High Recovery	Estimated Recovery on Secured Claims: Low Recovery	High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					$ 8,549	$ 12,801	
Senior Notes due 2021	$ 5,584	$ 8,353	100.0%	100.0%	$ 5,584	$ 8,353	J
IFC/OFID	2,965	4,448	100.0%	100.0%	2,965	4,448	J
Secured Claims and Distributions	**$ 8,549**	**$ 12,801**	**100.0%**	**100.0%**	**$ 8,549**	**$ 12,801**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	High Recovery	Estimated Recovery Range: Low Recovery	High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 8,104	$ 8,585	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 2,093	$ 1,213	100.0%	100.0%	$ 2,093	$ 1,213	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	243	258	100.0%	100.0%	243	258	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	122	129	100.0%	100.0%	122	129	I
Chapter 7 Local Counsel Fees	442	259	100.0%	100.0%	442	259	I
Chapter 11 Professional Fees	735	543	100.0%	100.0%	735	543	I
Chapter 11 Accrued Accounts Payable	3,462	2,559	100.0%	100.0%	3,462	2,559	I
	$ 7,097	$ 4,961	100.0%	100.0%	$ 7,097	$ 4,961	

	Estimated Allowed Claims: Low Recovery	High Recovery	Estimated Recovery Range: Low Recovery	High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	High Recovery	Note
Net Proceeds Available for Distribution					$ 1,007	$ 3,625	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.3%	1.1%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	1,223	1,223	0.3%	1.1%	4	14	K
Due to affiliates	16,633	16,633	0.3%	1.1%	51	185	K
Customer advances	-	-	0.3%	1.1%	-	-	K
Other current liabilities	2	2	0.3%	1.1%	0	0	K
Deferred tax liabilities	130	130	0.3%	1.1%	0	1	K
Contract rejection damages	-	-	0.3%	1.1%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	253,561	250,792	0.3%	1.1%	772	2,785	K
IFC/OFID	59,075	57,592	0.3%	1.1%	180	640	K
Offshore lenders	-	-	0.3%	1.1%	-	-	K
Total Claims Distributions	**$ 330,624**	**$ 326,372**	**0.3%**	**1.1%**	**$ 1,007**	**$ 3,625**	
Total Senior Notes Recovery	$ 253,561	$ 250,792	2.5%	4.4%	$ 6,356	$ 11,138	
Total IFC/OFID Recovery	$ 59,075	$ 57,592	5.3%	8.8%	$ 3,145	$ 5,087	

^ Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

*Residual equity distributed to parent company through a dividend.

20

UABL Barges (Panama) Inc.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 894	100.0%	100.0%	$ 894	$ 661	A
Restricted cash	616	100.0%	100.0%	616	616	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	29,285	0.1%	0.2%	36	51	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	17,425	14.0%	19.5%	2,433	3,406	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	$ 48,221	8.3%	9.8%	$ 3,979	$ 4,735	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery		Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 2,602	$ 3,174	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 260	$ 141	100.0%	100.0%	$ 260	$ 141	I
	$ 260	$ 141	100.0%	100.0%	$ 260	$ 141	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ 2,342	$ 3,032	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	2,342	3,032	100.0%	100.0%	2,342	3,032	J
Secured Claims and Distributions	$ 2,342	$ 3,032	100.0%	100.0%	$ 2,342	$ 3,032	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery		Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 1,377	$ 1,561	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 356	$ 221	100.0%	100.0%	$ 356	$ 221	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	41	47	100.0%	100.0%	41	47	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	21	23	100.0%	100.0%	21	23	I
Chapter 7 Local Counsel Fees	75	47	100.0%	100.0%	75	47	I
Chapter 11 Professional Fees	165	122	83.7%	100.0%	138	122	I
Chapter 11 Accrued Accounts Payable	891	659	83.7%	100.0%	746	659	I
	$ 1,549	$ 1,119	88.9%	100.0%	$ 1,377	$ 1,119	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ -	$ 442	
Intercompany							
Intercompany Dividends *	$ -	$ -	0.0%	0.5%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	1	1	0.0%	0.5%	-	0	K
Due to affiliates	37,819	37,819	0.0%	0.5%	-	206	K
Customer advances	-	-	0.0%	0.5%	-	-	K
Other current liabilities	-	-	0.0%	0.5%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.5%	-	-	K
Contract rejection damages	-	-	0.0%	0.5%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.0%	0.5%	-	-	K
IFC/OFID	44,279	43,589	0.0%	0.5%	-	237	K
Offshore lenders	-	-	0.0%	0.5%	-	-	K
Total Claims Distributions	$ 82,099	$ 81,409	0.0%	0.5%	$ -	$ 442	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ 44,279	$ 43,589	5.3%	7.5%	$ 2,342	$ 3,269	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

*Residual equity distributed to a parent company through a dividend

21

UABL Limited
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 1,248	100.0%	100.0%	$ 1,248	$ 958	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	3,623	70.8%	80.8%	2,567	2,929	C
Due from affiliates	150,563	0.3%	0.8%	485	1,259	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	209	0.0%	0.0%	-	-	F
Other receivables	3,210	20.0%	30.0%	643	964	G
Dry Dock	598	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	3,357	12.4%	18.0%	416	603	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 162,807**	**3.3%**	**4.1%**	**$ 5,358**	**$ 6,693**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 989	$ 930	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 99	$ 40	100.0%	100.0%	$ 99	$ 40	I
	$ 99	**$ 40**	**100.0%**	**100.0%**	**$ 99**	**$ 40**	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 890**	**$ 890**	
Senior Notes due 2021	$ 890	$ 890	100.0%	100.0%	$ 890	$ 890	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 890**	**$ 890**	**100.0%**	**100.0%**	**$ 890**	**$ 890**	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 4,369	$ 5,763	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 1,129	$ 814	100.0%	100.0%	$ 1,129	$ 814	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	131	173	100.0%	100.0%	131	173	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	66	86	100.0%	100.0%	66	86	I
Chapter 7 Local Counsel Fees	238	174	100.0%	100.0%	238	174	I
Chapter 11 Professional Fees	223	164	100.0%	100.0%	223	164	I
Chapter 11 Accrued Accounts Payable	1,187	878	100.0%	100.0%	1,187	878	I
	$ 2,973	**$ 2,290**	**100.0%**	**100.0%**	**$ 2,973**	**$ 2,290**	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	Note
Net Proceeds Available for Distribution					**$ 1,396**	**$ 3,473**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.5%	1.2%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	4,581	4,581	0.5%	1.2%	22	55	K
Due to affiliates	220,087	220,087	0.5%	1.2%	1,069	2,661	K
Customer advances	-	-	0.5%	1.2%	-	-	K
Other current liabilities	234	234	0.5%	1.2%	1	3	K
Deferred tax liabilities	324	324	0.5%	1.2%	2	4	K
Contract rejection damages	-	-	0.5%	1.2%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.5%	1.2%	-	-	K
IFC/OFID	62,040	62,040	0.5%	1.2%	301	750	K
Offshore lenders	-	-	0.5%	1.2%	-	-	K
Total Claims Distributions	**$ 287,266**	**$ 287,266**	**0.5%**	**1.2%**	**$ 1,396**	**$ 3,473**	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ 890	$ 890	
Total IFC/OFID Recovery	$ 62,040	$ 62,040	0.5%	1.2%	$ 301	$ 750	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.
Note: This entity consolidates: Cedarino S.A., Thurston Shipping Inc.

22

UABL Paraguay S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 11,825	100.0%	100.0%	$ 11,825	$ 10,951	A
Restricted cash	4,314	100.0%	100.0%	4,314	4,314	B
Accounts receivable	7,656	47.5%	57.5%	3,640	4,405	C
Due from affiliates	74,790	0.4%	0.8%	274	582	D
Operating supplies and inventories	901	0.0%	0.0%	-	-	E
Prepaid expenses	1,724	0.0%	0.0%	-	-	F
Other receivables	4,556	19.9%	29.9%	908	1,362	G
Dry Dock	2	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	4,650	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	67,722	3.6%	5.0%	2,456	3,363	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 178,140**	**13.1%**	**14.0%**	**$ 23,417**	**$ 24,978**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

					Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 10,746	$ 11,049	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 4,896	$ 4,584	100.0%	100.0%	$ 4,896	$ 4,584	I
	$ 4,896	**$ 4,584**	**100.0%**	**100.0%**	**$ 4,896**	**$ 4,584**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 5,851**	**$ 6,465**	
Senior Notes due 2021	$ 1,040	$ 1,456	100.0%	100.0%	$ 1,040	$ 1,456	J
IFC/OFID	4,811	5,009	100.0%	100.0%	4,811	5,009	J
Secured Claims and Distributions	**$ 5,851**	**$ 6,465**	**100.0%**	**100.0%**	**$ 5,851**	**$ 6,465**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

					Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 12,671	$ 13,930	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 3,273	$ 1,968	100.0%	100.0%	$ 3,273	$ 1,968	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	380	418	100.0%	100.0%	380	418	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	190	209	100.0%	100.0%	190	209	I
Chapter 7 Local Counsel Fees	691	421	100.0%	100.0%	691	421	I
Chapter 11 Professional Fees	973	719	100.0%	100.0%	973	719	I
Chapter 11 Accrued Accounts Payable	3,349	2,475	100.0%	100.0%	3,349	2,475	I
	$ 8,856	**$ 6,210**	**100.0%**	**100.0%**	**$ 8,856**	**$ 6,210**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					**$ 3,815**	**$ 7,720**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.9%	1.9%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	6,311	6,311	0.9%	1.9%	60	121	K
Due to affiliates	78,492	78,492	0.9%	1.9%	745	1,509	K
Customer advances	-	-	0.9%	1.9%	-	-	K
Other current liabilities	613	613	0.9%	1.9%	6	12	K
Deferred tax liabilities	9	9	0.9%	1.9%	0	0	K
Contract rejection damages	-	-	0.9%	1.9%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.9%	1.9%	2,461	4,981	K
IFC/OFID	57,229	57,031	0.9%	1.9%	543	1,096	K
Offshore lenders	-	-	0.9%	1.9%	-	-	K
Total Claims Distributions	**$ 401,800**	**$ 401,601**	**0.9%**	**1.9%**	**$ 3,815**	**$ 7,720**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.4%	2.5%	$ 3,500	$ 6,437	
Total IFC/OFID Recovery	$ 57,229	$ 57,031	9.4%	10.7%	$ 5,354	$ 6,105	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

23

UABL S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 5,833	100.0%	100.0%	$ 5,833	$ 5,087	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	3,276	49.9%	59.9%	1,635	1,962	C
Due from affiliates	11,234	9.1%	12.2%	1,023	1,373	D
Operating supplies and inventories	338	0.1%	0.1%	0	0	E
Prepaid expenses	461	0.0%	0.0%	-	-	F
Other receivables	5,724	10.1%	15.2%	580	871	G
Dry Dock	1,897	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	45,341	14.7%	21.9%	6,661	9,927	H
Deferred income tax assets	545	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 74,648**	**21.1%**	**25.7%**	**$ 15,731**	**$ 19,219**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 15,731	$ 18,027	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 11,271	$ 11,262	100.0%	100.0%	$ 11,271	$ 11,262	I
	$ 11,271	**$ 11,262**	**100.0%**	**100.0%**	**$ 11,271**	**$ 11,262**	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 4,460**	**$ 6,765**	
Senior Notes due 2021	$ 4,460	$ 6,765	100.0%	100.0%	$ 4,460	$ 6,765	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 4,460**	**$ 6,765**	**100.0%**	**100.0%**	**$ 4,460**	**$ 6,765**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 0	$ 1,193	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ -	$ 169	0.0%	100.0%	$ -	$ 169	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	-	36	0.0%	100.0%	-	36	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	-	18	0.0%	100.0%	-	18	I
Chapter 7 Local Counsel Fees	-	36	0.0%	100.0%	-	36	I
Chapter 11 Professional Fees	653	483	0.0%	36.0%	-	174	I
Chapter 11 Accrued Accounts Payable	2,860	2,114	0.0%	36.0%	-	761	I
	$ 3,513	**$ 2,855**	**0.0%**	**41.8%**	**$ -**	**$ 1,193**	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	Note
Net Proceeds Available for Distribution					$ 0	$ -	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	5,239	5,239	0.0%	0.0%	-	-	K
Due to affiliates	13,407	13,407	0.0%	0.0%	-	-	K
Customer advances	1,254	1,254	0.0%	0.0%	-	-	K
Other current liabilities	1,900	1,900	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	-	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
Offshore lenders	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 280,946**	**$ 280,946**	**0.0%**	**0.0%**	**$ -**	**$ -**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.7%	2.6%	$ 4,460	$ 6,765	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

24

Ultrapetrol (Bahamas) Limited
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 6,672	100.0%	100.0%	$ 6,672	$ 6,535	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	514,419	0.4%	0.8%	1,821	3,870	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	215	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	(628)	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	-	0.0%	0.0%	-	-	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 520,678**	**1.6%**	**2.0%**	**$ 8,493**	**$ 10,405**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

			Note:
Gross Proceeds Available For Distribution to Secured Creditors	$ -	$ -	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ -	$ -	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

			Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors	$ 8,493	$ 10,405	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 2,194	$ 1,470	100.0%	100.0%	$ 2,194	$ 1,470	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	255	312	100.0%	100.0%	255	312	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	127	156	100.0%	100.0%	127	156	I
Chapter 7 Local Counsel Fees	463	314	100.0%	100.0%	463	314	I
Chapter 11 Professional Fees	353	261	100.0%	100.0%	353	261	I
Chapter 11 Accrued Accounts Payable	526	389	100.0%	100.0%	526	389	I
	$ 3,918	$ 2,902	**100.0%**	**100.0%**	$ 3,918	$ 2,902	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ 4,575	$ 7,503	
Intercompany							
Intercompany Dividends *	$ -	$ -	0.8%	1.3%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	419	419	0.8%	1.3%	3	6	K
Due to affiliates	73,534	73,534	0.8%	1.3%	600	989	K
Customer advances	221	221	0.8%	1.3%	2	3	K
Other current liabilities	14,384	14,384	0.8%	1.3%	117	194	K
Deferred tax liabilities	-	-	0.8%	1.3%	-	-	K
Contract rejection damages	-	-	0.8%	1.3%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.8%	1.3%	2,115	3,487	K
IFC/OFID	48,750	45,726	0.8%	1.3%	398	615	K
Offshore lenders	164,234	164,234	0.8%	1.3%	1,340	2,210	K
Total Claims Distributions	$ 560,688	$ 557,663	**0.8%**	**1.3%**	$ 4,575	$ 7,503	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.8%	1.3%	$ 2,115	$ 3,487	
Total IFC/OFID Recovery	$ 48,750	$ 45,726	0.8%	1.3%	$ 398	$ 615	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.
Note: This entity consolidates: Dampierre Holdings Spain S.L., Massena Port S.A

25

Ultrapetrol S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 4,943	100.0%	100.0%	$ 4,943	$ 4,224	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	192.5%	202.5%	-	-	C
Due from affiliates	7,792	8.4%	12.0%	651	939	D
Operating supplies and inventories	12,666	12.3%	13.4%	1,564	1,698	E
Prepaid expenses	913	0.0%	0.0%	-	-	F
Other receivables	8,233	13.6%	20.4%	1,119	1,679	G
Dry Dock	479	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	70,343	8.8%	12.5%	6,204	8,789	H
Deferred income tax assets	0	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 105,368**	**13.7%**	**16.4%**	**$ 14,481**	**$ 17,328**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

	Estimated Allowed Claims		Estimated Recovery Range				Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 5,036	$ 5,398	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 4,321	$ 4,326	100.0%	100.0%	$ 4,321	$ 4,326	I
	$ 4,321	$ 4,326	100.0%	100.0%	$ 4,321	$ 4,326	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ 715	$ 1,072	
Senior Notes due 2021	$ 715	$ 1,072	100.0%	100.0%	$ 715	$ 1,072	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ 715	$ 1,072	100.0%	100.0%	$ 715	$ 1,072	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 9,444	$ 11,930	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 2,440	$ 1,686	100.0%	100.0%	$ 2,440	$ 1,686	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	283	358	100.0%	100.0%	283	358	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	142	179	100.0%	100.0%	142	179	I
Chapter 7 Local Counsel Fees	515	360	100.0%	100.0%	515	360	I
Chapter 11 Professional Fees	601	445	100.0%	100.0%	601	445	I
Chapter 11 Accrued Accounts Payable	2,755	2,037	100.0%	100.0%	2,755	2,037	I
	$ 6,737	$ 5,064	100.0%	100.0%	$ 6,737	$ 5,064	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ 2,708	$ 6,866	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.9%	2.4%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	4,020	4,020	0.9%	2.4%	38	97	K
Due to affiliates	20,824	20,824	0.9%	2.4%	198	501	K
Customer advances	4	4	0.9%	2.4%	0	0	K
Other current liabilities	250	250	0.9%	2.4%	2	6	K
Deferred tax liabilities	860	860	0.9%	2.4%	8	21	K
Contract rejection damages	-	-	0.9%	2.4%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.9%	2.4%	2,461	6,241	K
IFC/OFID	-	-	0.9%	2.4%	-	-	K
Offshore lenders	-	-	0.9%	2.4%	-	-	K
Total Claims Distributions	$ 285,103	$ 285,103	0.9%	2.4%	$ 2,708	$ 6,866	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.2%	2.8%	$ 3,176	$ 7,313	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

26

Lonemoor Holdings Inc.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 1	100.0%	100.0%	$ 1	$ 1	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	-	0.0%	0.0%	-	-	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	-	0.0%	0.0%	-	-	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 1**	**100.0%**	**100.0%**	$ 1	$ 1	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

			Note:
Gross Proceeds Available For Distribution to Secured Creditors	$ -	$ -	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ -	$ -	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

			Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors	$ 1	$ 1	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 0	$ 0	100.0%	100.0%	$ 0	$ 0	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	0	0	100.0%	100.0%	0	0	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	0	0	100.0%	100.0%	0	0	I
Chapter 7 Local Counsel Fees	0	0	100.0%	100.0%	0	0	I
Chapter 11 Professional Fees	0	0	100.0%	100.0%	0	0	I
Chapter 11 Accrued Accounts Payable	-	-	0.0%	0.0%	-	-	I
	$ 0	$ 0	**100.0%**	**100.0%**	$ 0	$ 0	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ 1	$ 1	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	-	-	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	1	1	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
Offshore lenders	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 259,145**	**$ 259,145**	**0.0%**	**0.0%**	$ 1	$ 1	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.0%	0.0%	$ 1	$ 1	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

27

Hallandale Commerical Corp.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ -	NA	NA	$ -	$ -	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	-	0.0%	0.0%	-	-	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	-	0.0%	0.0%	-	-	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ -**	**0.0%**	**0.0%**	**$ -**	**$ -**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Secured Creditors	$ -	$ -	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
	$ -	$ -	0.0%	0.0%	$ -	$ -	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					$ -	$ -	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ -	$ -	0.0%	0.0%	$ -	$ -	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors	$ -	$ -	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	-	-	0.0%	0.0%	-	-	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	-	-	0.0%	0.0%	-	-	I
Chapter 7 Local Counsel Fees	-	-	0.0%	0.0%	-	-	I
Chapter 11 Professional Fees	-	-	0.0%	0.0%	-	-	I
Chapter 11 Accrued Accounts Payable	-	-	0.0%	0.0%	-	-	I
	$ -	$ -	0.0%	0.0%	$ -	$ -	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					$ -	$ -	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	-	-	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	-	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
Offshore lenders	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	$ 259,145	$ 259,145	0.0%	0.0%	$ -	$ -	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filing.

*Residual equity distributed to a parent company through a dividend

28

Liquidation Analysis
Parent Excluded Plan - Consolidated Schedule

29

Parent Excluded Consolidated Plan
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 36,258	100.0%	100.0%	$ 36,258	$ 31,108	A
Restricted cash	6,471	100.0%	100.0%	6,471	6,471	B
Accounts receivable	17,911	55.9%	65.9%	10,018	11,808	C
Due from affiliates	389,908	1.1%	1.8%	4,172	7,022	D
Operating supplies and inventories	15,099	11.0%	12.0%	1,662	1,804	E
Prepaid expenses	4,274	0.0%	0.0%	-	-	F
Other receivables	25,343	15.5%	23.3%	3,931	5,897	G
Dry Dock	3,056	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	4,650	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	353,120	11.9%	17.3%	42,087	60,997	H
Deferred income tax assets	545	0.0%	0.0%	-	-	
Total Gross Recoveries	$ 856,635	12.2%	14.6%	$ 104,599	$ 125,108	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 58,091	$ 69,294	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 23,773	$ 22,346	100.0%	100.0%	$ 23,773	$ 22,346	I
	$ 23,773	$ 22,346	100.0%	100.0%	$ 23,773	$ 22,346	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					$ 34,318	$ 46,948	
Senior Notes due 2021	$ 21,028	$ 30,634	100.0%	100.0%	$ 21,028	$ 30,634	J
IFC/OFID	13,290	16,314	100.0%	100.0%	13,290	16,314	J
Secured Claims and Distributions	$ 34,318	$ 46,948	100.0%	100.0%	$ 34,318	$ 46,948	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 46,508	$ 55,814	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 12,013	$ 7,887	100.0%	100.0%	$ 12,013	$ 7,887	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	1,395	1,674	100.0%	100.0%	1,395	1,674	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	698	837	100.0%	100.0%	698	837	I
Chapter 7 Local Counsel Fees	2,537	1,686	100.0%	100.0%	2,537	1,686	I
Chapter 11 Professional Fees	4,344	3,211	78.4%	87.7%	3,404	2,817	I
Chapter 11 Accrued Accounts Payable	19,743	14,593	77.7%	87.6%	15,337	12,782	I
	$ 40,730	$ 29,887	86.9%	92.6%	$ 35,384	$ 27,682	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					$ 11,124	$ 28,132	
Intercompany							
Intercompany Dividends*	$ 56	$ 451	100.0%	100.0%	$ 56	$ 451	
General Unsecured Claims:							
Accounts payable	22,973	22,973	0.6%	1.4%	143	311	K
Due to affiliates	687,301	687,301	0.4%	0.9%	2,546	6,313	K
Customer advances	1,259	1,259	0.0%	0.0%	0	0	K
Other current liabilities	3,222	3,222	0.7%	1.1%	23	35	K
Deferred tax liabilities	1,620	1,620	6.3%	7.2%	101	117	K
Contract rejection damages	15,666	31,331	0.9%	1.2%	136	368	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	2.7%	6.8%	6,882	17,530	K
IFC/OFID	68,180	68,180	1.5%	4.0%	1,025	2,723	K
DVB Banco Security	24,167	24,167	0.9%	1.2%	211	284	K
Total Claims Distributions	$ 1,083,531	$ 1,099,197	1.0%	2.6%	$ 11,124	$ 28,132	
Total Senior Notes Recovery	$ 259,145	$ 259,145	10.8%	18.6%	$ 27,910	$ 48,165	
Total IFC/OFID Recovery	$ 68,180	$ 68,180	21.0%	27.9%	$ 14,315	$ 19,037	

^ Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

* Residual equity in Debtor entities distributed to Non-Debtor parent, Ultrapetrol (Bahamas) Limited.

30

Liquidation Analysis
Parent Excluded Plan – Individual Schedules

31

Arlene Investments, Inc.

Liquidation Analysis - Exhibit I

($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 277	100.0%	100.0%	$ 277	$ 205	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	4,658	0.2%	0.6%	11	29	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	9,726	9.7%	12.1%	948	1,178	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 14,661**	**8.4%**	**9.6%**	**$ 1,237**	**$ 1,411**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 788	$ 1,041	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 79	$ 48	100.0%	100.0%	$ 79	$ 48	I
	$ 79	$ 48	**100.0%**	**100.0%**	$ 79	$ 48	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 709**	**$ 993**	
Senior Notes due 2021	$ 709	$ 993	100.0%	100.0%	$ 709	$ 993	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 709**	**$ 993**	**100.0%**	**100.0%**	**$ 709**	**$ 993**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 449	$ 370	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 116	$ 52	100.0%	100.0%	$ 116	$ 52	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	13	11	100.0%	100.0%	13	11	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	7	6	100.0%	100.0%	7	6	I
Chapter 7 Local Counsel Fees	24	11	100.0%	100.0%	24	11	I
Chapter 11 Professional Fees	51	38	87.7%	100.0%	45	38	I
Chapter 11 Accrued Accounts Payable	277	205	87.7%	100.0%	243	205	I
	$ 489	$ 323	**91.7%**	**100.0%**	$ 449	$ 323	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					$ -	$ 47	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	21,477	21,477	0.0%	0.0%	-	4	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	44	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
DVB Banco Security	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 280,622**	**$ 280,622**	**0.0%**	**0.0%**	**$ -**	**$ 47**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.3%	0.4%	$ 709	$ 1,087	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^ Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

*Residual equity distributed to parent company through a dividend.

32

Companhia Paraguaya De Transporte Fluvial SA
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 302	100.0%	100.0%	$ 302	$ 224	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	3,895	0.9%	1.9%	37	75	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	9,172	11.0%	15.3%	1,005	1,407	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 13,370**	**10.1%**	**12.8%**	**$ 1,345**	**$ 1,706**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 527	$ 652	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 172	$ 154	100.0%	100.0%	$ 172	$ 154	I
	$ 172	**$ 154**	**100.0%**	**100.0%**	**$ 172**	**$ 154**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 355**	**$ 498**	
Senior Notes due 2021	$ 355	$ 498	100.0%	100.0%	$ 355	$ 498	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 355**	**$ 498**	**100.0%**	**100.0%**	**$ 355**	**$ 498**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 817	$ 1,054	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 211	$ 149	100.0%	100.0%	$ 211	$ 149	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	25	32	100.0%	100.0%	25	32	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	12	16	100.0%	100.0%	12	16	I
Chapter 7 Local Counsel Fees	45	32	100.0%	100.0%	45	32	I
Chapter 11 Professional Fees	56	41	100.0%	100.0%	56	41	I
Chapter 11 Accrued Accounts Payable	301	223	100.0%	100.0%	301	223	I
	$ 649	**$ 492**	**100.0%**	**100.0%**	**$ 649**	**$ 492**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					**$ 168**	**$ 562**	
Intercompany							
Intercompany Dividends*	$ 56	$ 451	100.0%	100.0%	$ 56	$ 451	
General Unsecured Claims:							
Accounts payable	8	8	100.0%	100.0%	8	8	K
Due to affiliates	0	0	100.0%	100.0%	0	0	K
Customer advances	-	-	100.0%	100.0%	-	-	K
Other current liabilities	12	12	100.0%	100.0%	12	12	K
Deferred tax liabilities	91	91	100.0%	100.0%	91	91	K
Contract rejection damages	-	-	100.0%	100.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	100.0%	100.0%	-	-	K
IFC/OFID	-	-	100.0%	100.0%	-	-	K
DVB Banco Security	-	-	100.0%	100.0%	-	-	K
Total Claims Distributions	**$ 168**	**$ 562**	**100.0%**	**100.0%**	**$ 168**	**$ 562**	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ 355	$ 498	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

33

Eastham Barnes Inc.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 267	100.0%	100.0%	$ 267	$ 197	A
Restricted cash	308	100.0%	100.0%	308	308	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	913	0.2%	0.3%	2	2	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	10,499	5.8%	8.2%	614	860	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 11,987**	**9.9%**	**11.4%**	**$ 1,191**	**$ 1,367**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

							Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 918	$ 1,084	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 92	$ 50	100.0%	100.0%	$ 92	$ 50	I
	$ 92	**$ 50**	**100.0%**	**100.0%**	**$ 92**	**$ 50**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 826**	**$ 1,034**	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	826	1,034	100.0%	100.0%	826	1,034	J
Secured Claims and Distributions	**$ 826**	**$ 1,034**	**100.0%**	**100.0%**	**$ 826**	**$ 1,034**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

							Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 273	$ 284	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 70	$ 40	100.0%	100.0%	$ 70	$ 40	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	8	9	100.0%	100.0%	8	9	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	4	4	100.0%	100.0%	4	4	I
Chapter 7 Local Counsel Fees	15	9	100.0%	100.0%	15	9	I
Chapter 11 Professional Fees	49	37	55.3%	95.0%	27	35	I
Chapter 11 Accrued Accounts Payable	267	197	55.3%	95.0%	148	187	I
	$ 414	**$ 295**	**65.8%**	**96.0%**	**$ 273**	**$ 284**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					**$ -**	**$ -**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	17,293	17,293	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.0%	0.0%	-	-	K
IFC/OFID	45,795	45,587	0.0%	0.0%	-	-	K
DVB Banco Security	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 63,088**	**$ 62,881**	**0.0%**	**0.0%**	**$ -**	**$ -**	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ 45,795	$ 45,587	1.8%	2.3%	$ 826	$ 1,084	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filing.

*Residual equity distributed to a parent company through a dividend

34

Marine Financial Investment Corp.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 704	100.0%	100.0%	$ 704	$ 520	A
Restricted cash	1,232	100.0%	100.0%	1,232	1,232	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	5,476	0.3%	0.4%	14	20	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	17,155	6.9%	9.7%	1,190	1,666	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	$ 24,567	12.8%	14.0%	$ 3,140	$ 3,438	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Secured Creditors					$ 2,606	$ 2,933	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 260	$ 142	100.0%	100.0%	$ 260	$ 142	I
	$ 260	$ 142	100.0%	100.0%	$ 260	$ 142	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ 2,346	$ 2,791	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	2,346	2,791	100.0%	100.0%	2,346	2,791	J
Secured Claims and Distributions	$ 2,346	$ 2,791	100.0%	100.0%	$ 2,346	$ 2,791	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 534	$ 506	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 138	$ 71	100.0%	100.0%	$ 138	$ 71	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	16	15	100.0%	100.0%	16	15	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	8	8	100.0%	100.0%	8	8	I
Chapter 7 Local Counsel Fees	29	15	100.0%	100.0%	29	15	I
Chapter 11 Professional Fees	130	96	41.1%	64.2%	54	62	I
Chapter 11 Accrued Accounts Payable	704	520	41.1%	64.2%	289	334	I
	$ 1,025	$ 726	52.1%	69.6%	$ 534	$ 506	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ -	$ -	
Intercompany							
Intercompany Dividends *	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	34,352	34,352	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.0%	0.0%	-	-	K
IFC/OFID	44,275	43,830	0.0%	0.0%	-	-	K
DVB Banco Security	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	$ 78,628	$ 78,182	0.0%	0.0%	$ -	$ -	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ 44,275	$ 43,830	5.3%	6.4%	$ 2,346	$ 2,791	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filing.

*Residual equity distributed to a parent company through a dividend

35

Oceanmar S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 1,489	100.0%	100.0%	$ 1,489	$ 1,110	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	14,043	4.5%	6.9%	631	972	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	1,209	20.0%	30.0%	242	363	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	19,404	21.5%	31.4%	4,167	6,098	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 36,145**	**18.1%**	**23.6%**	**$ 6,530**	**$ 8,543**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 1,472	$ 1,860	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 422	$ 369	100.0%	100.0%	$ 422	$ 369	I
	$ 422	$ 369	100.0%	100.0%	$ 422	$ 369	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 1,050**	**$ 1,492**	
Senior Notes due 2021	$ 1,050	$ 1,492	100.0%	100.0%	$ 1,050	$ 1,492	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 1,050**	**$ 1,492**	**100.0%**	**100.0%**	**$ 1,050**	**$ 1,492**	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 5,058	$ 6,682	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 1,307	$ 944	100.0%	100.0%	$ 1,307	$ 944	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	152	200	100.0%	100.0%	152	200	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	76	100	100.0%	100.0%	76	100	I
Chapter 7 Local Counsel Fees	276	202	100.0%	100.0%	276	202	I
Chapter 11 Professional Fees	271	200	100.0%	100.0%	271	200	I
Chapter 11 Accrued Accounts Payable	1,456	1,076	100.0%	100.0%	1,456	1,076	I
	$ 3,537	$ 2,723	100.0%	100.0%	$ 3,537	$ 2,723	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					**$ 1,521**	**$ 3,959**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.4%	1.2%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	166	166	0.4%	1.2%	1	2	K
Due to affiliates	79,937	79,937	0.4%	1.2%	358	983	K
Customer advances	-	-	0.4%	1.2%	-	-	K
Other current liabilities	18	18	0.4%	1.2%	0	0	K
Deferred tax liabilities	-	-	0.4%	1.2%	-	-	K
Contract rejection damages	-	-	0.4%	1.2%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.4%	1.2%	1,161	3,024	K
IFC/OFID	-	-	0.4%	1.2%	-	-	K
DVB Banco Security	-	-	0.4%	1.2%	-	-	K
Total Claims Distributions	$ 339,266	$ 339,266	0.4%	1.2%	$ 1,521	$ 3,959	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.9%	1.7%	$ 2,212	$ 4,515	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

36

Parabal S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 650	100.0%	100.0%	$ 650	$ 480	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	2,100	0.9%	1.9%	20	40	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	12,900	17.3%	25.4%	2,225	3,271	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 15,650**	**18.5%**	**24.2%**	**$ 2,895**	**$ 3,792**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

							Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 2,546	$ 3,463	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery			
Wind Down Costs	$ 377	$ 272	100.0%	100.0%	$ 377	$ 272	I
	$ 377	**$ 272**	**100.0%**	**100.0%**	**$ 377**	**$ 272**	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 2,168**	**$ 3,192**	
Senior Notes due 2021	$ 2,168	$ 3,192	100.0%	100.0%	$ 2,168	$ 3,192	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 2,168**	**$ 3,192**	**100.0%**	**100.0%**	**$ 2,168**	**$ 3,192**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

							Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 349	$ 329	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery			
Wind Down Costs	$ 90	$ 46	100.0%	100.0%	$ 90	$ 46	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	10	10	100.0%	100.0%	10	10	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	5	5	100.0%	100.0%	5	5	I
Chapter 7 Local Counsel Fees	19	10	100.0%	100.0%	19	10	I
Chapter 11 Professional Fees	120	89	29.2%	45.3%	35	40	I
Chapter 11 Accrued Accounts Payable	649	479	29.2%	45.3%	189	217	I
	$ 894	**$ 639**	**39.1%**	**51.4%**	**$ 349**	**$ 329**	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	
Net Proceeds Available for Distribution					**$ 0**	**$ (0)**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	5	5	0.0%	0.0%	-	-	K
Due to affiliates	3,610	3,610	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	9	9	0.0%	0.0%	-	-	K
Deferred tax liabilities	199	199	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	-	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
DVB Banco Security	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 262,969**	**$ 262,969**	**0.0%**	**0.0%**	**$ -**	**$ -**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.8%	1.2%	$ 2,168	$ 3,192	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

37

Parfina S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 79	100.0%	100.0%	$ 79	$ 60	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	65.0%	75.0%	-	-	C
Due from affiliates	11,534	0.8%	1.6%	88	184	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	91	0.0%	0.0%	-	-	F
Other receivables	239	20.0%	30.0%	48	72	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	1,093	11.5%	16.0%	125	175	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 13,036**	**2.6%**	**3.8%**	**$ 340**	**$ 491**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 161	$ 203	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 35	$ 28	100.0%	100.0%	$ 35	$ 28	I
	$ 35	$ 28	100.0%	100.0%	$ 35	$ 28	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					$ 125	$ 175	
Senior Notes due 2021	$ 125	$ 175	100.0%	100.0%	$ 125	$ 175	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 125**	**$ 175**	**100.0%**	**100.0%**	**$ 125**	**$ 175**	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 180	$ 288	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 46	$ 41	100.0%	100.0%	$ 46	$ 41	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	5	9	100.0%	100.0%	5	9	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	3	4	100.0%	100.0%	3	4	I
Chapter 7 Local Counsel Fees	10	9	100.0%	100.0%	10	9	I
Chapter 11 Professional Fees	14	10	100.0%	100.0%	14	10	I
Chapter 11 Accrued Accounts Payable	75	56	100.0%	100.0%	75	56	I
	$ 154	$ 129	100.0%	100.0%	$ 154	$ 129	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					$ 26	$ 159	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.1%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	1	1	0.0%	0.1%	0	0	K
Due to affiliates	1,034	1,034	0.0%	0.1%	0	1	K
Customer advances	-	-	0.0%	0.1%	-	-	K
Other current liabilities	6	6	0.0%	0.1%	0	0	K
Deferred tax liabilities	-	-	0.0%	0.1%	-	-	K
Contract rejection damages	-	-	0.0%	0.1%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.1%	26	159	K
IFC/OFID	-	-	0.0%	0.1%	-	-	K
DVB Banco Security	-	-	0.0%	0.1%	-	-	K
Total Claims Distributions	**$ 260,187**	**$ 260,187**	**0.0%**	**0.1%**	**$ 26**	**$ 159**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.1%	0.1%	$ 151	$ 334	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

38

Princely International Finance Corp.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 1,436	100.0%	100.0%	$ 1,436	$ 1,073	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	41,289	1.1%	1.7%	443	720	D
Operating supplies and inventories	803	12.1%	13.2%	97	106	E
Prepaid expenses	15	0.0%	0.0%	-	-	F
Other receivables	337	20.0%	30.0%	68	101	G
Dry Dock	61	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	39,148	10.7%	15.6%	4,201	6,115	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	$ 83,089	7.5%	9.8%	$ 6,245	$ 8,115	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

							Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 4,367	$ 5,995	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 436	$ 246	100.0%	100.0%	$ 436	$ 246	I
	$ 436	$ 246	100.0%	100.0%	$ 436	$ 246	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ 3,931	$ 5,749	
Senior Notes due 2021	$ 3,931	$ 5,749	100.0%	100.0%	$ 3,931	$ 5,749	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ 3,931	$ 5,749	100.0%	100.0%	$ 3,931	$ 5,749	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

							Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 1,878	$ 2,120	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 485	$ 300	100.0%	100.0%	$ 485	$ 300	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	56	64	100.0%	100.0%	56	64	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	28	32	100.0%	100.0%	28	32	I
Chapter 7 Local Counsel Fees	102	64	100.0%	100.0%	102	64	I
Chapter 11 Professional Fees	259	192	73.1%	100.0%	190	192	I
Chapter 11 Accrued Accounts Payable	1,389	1,027	73.1%	100.0%	1,016	1,027	I
	$ 2,321	$ 1,678	80.9%	100.0%	$ 1,878	$ 1,678	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ -	$ 442	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.1%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	272	272	0.0%	0.1%	-	0	K
Due to affiliates	128,010	128,010	0.0%	0.1%	-	146	K
Customer advances	-	-	0.0%	0.1%	-	-	K
Other current liabilities	-	-	0.0%	0.1%	-	-	K
Deferred tax liabilities	7	7	0.0%	0.1%	-	0	K
Contract rejection damages	-	-	0.0%	0.1%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.1%	-	296	K
IFC/OFID	-	-	0.0%	0.1%	-	-	K
DVB Banco Security	-	-	0.0%	0.1%	-	-	K
Total Claims Distributions	$ 387,434	$ 387,434	0.0%	0.1%	$ -	$ 442	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.5%	2.3%	$ 3,931	$ 6,045	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.
Note: This entity consolidates: Brinkely Shipping Inc., Danube Maritime Inc., General Ventures Inc., Palmdeal Shipping Inc., Riverview Commercial Corp

39

Riverstar S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 5,722	100.0%	100.0%	$ 5,722	$ 4,819	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	3,349	65.0%	75.0%	2,177	2,512	C
Due from affiliates	11,355	0.9%	1.8%	100	204	D
Operating supplies and inventories	390	0.0%	0.0%	-	-	E
Prepaid expenses	739	0.0%	0.0%	-	-	F
Other receivables	1,321	20.0%	30.0%	265	397	G
Dry Dock	20	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	29,835	31.6%	47.4%	9,441	14,139	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 52,731**	**33.6%**	**41.9%**	**$ 17,704**	**$ 22,070**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 9,600	$ 13,485	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 1,051	$ 684	100.0%	100.0%	$ 1,051	$ 684	I
	$ 1,051	$ 684	100.0%	100.0%	$ 1,051	$ 684	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					$ 8,549	$ 12,801	
Senior Notes due 2021	$ 5,584	$ 8,353	100.0%	100.0%	$ 5,584	$ 8,353	J
IFC/OFID	2,965	4,448	100.0%	100.0%	2,965	4,448	J
Secured Claims and Distributions	**$ 8,549**	**$ 12,801**	**100.0%**	**100.0%**	**$ 8,549**	**$ 12,801**	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 8,104	$ 8,585	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ 2,093	$ 1,213	100.0%	100.0%	$ 2,093	$ 1,213	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	243	258	100.0%	100.0%	243	258	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	122	129	100.0%	100.0%	122	129	I
Chapter 7 Local Counsel Fees	442	259	100.0%	100.0%	442	259	I
Chapter 11 Professional Fees	735	543	100.0%	100.0%	735	543	I
Chapter 11 Accrued Accounts Payable	3,462	2,559	100.0%	100.0%	3,462	2,559	I
	$ 7,097	$ 4,961	100.0%	100.0%	$ 7,097	$ 4,961	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					$ 1,007	$ 3,625	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.3%	1.1%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	1,223	1,223	0.3%	1.1%	4	14	K
Due to affiliates	16,633	16,633	0.3%	1.1%	51	185	K
Customer advances	-	-	0.3%	1.1%	-	-	K
Other current liabilities	2	2	0.3%	1.1%	0	0	K
Deferred tax liabilities	130	130	0.3%	1.1%	0	1	K
Contract rejection damages	-	-	0.3%	1.1%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	253,561	250,792	0.3%	1.1%	772	2,785	K
IFC/OFID	59,075	57,592	0.3%	1.1%	180	640	K
DVB Banco Security	-	-	0.3%	1.1%	-	-	K
Total Claims Distributions	$ 330,624	$ 326,372	0.3%	1.1%	$ 1,007	$ 3,625	
Total Senior Notes Recovery	$ 253,561	$ 250,792	2.5%	4.4%	$ 6,356	$ 11,138	
Total IFC/OFID Recovery	$ 59,075	$ 57,592	5.3%	8.8%	$ 3,145	$ 5,087	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

40

UABL Barges (Panama) Inc.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 894	100.0%	100.0%	$ 894	$ 661	A
Restricted cash	616	100.0%	100.0%	616	616	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	29,285	0.1%	0.2%	36	51	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	17,425	14.0%	19.5%	2,433	3,406	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 48,221**	**8.3%**	**9.8%**	**$ 3,979**	**$ 4,735**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 2,602	$ 3,174	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 260	$ 141	100.0%	100.0%	$ 260	$ 141	I
	$ 260	**$ 141**	**100.0%**	**100.0%**	**$ 260**	**$ 141**	
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 2,342**	**$ 3,032**	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	2,342	3,032	100.0%	100.0%	2,342	3,032	J
Secured Claims and Distributions	**$ 2,342**	**$ 3,032**	**100.0%**	**100.0%**	**$ 2,342**	**$ 3,032**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 1,377	$ 1,561	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 356	$ 221	100.0%	100.0%	$ 356	$ 221	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	41	47	100.0%	100.0%	41	47	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	21	23	100.0%	100.0%	21	23	I
Chapter 7 Local Counsel Fees	75	47	100.0%	100.0%	75	47	I
Chapter 11 Professional Fees	165	122	83.7%	100.0%	138	122	I
Chapter 11 Accrued Accounts Payable	891	659	83.7%	100.0%	746	659	I
	$ 1,549	**$ 1,119**	**88.9%**	**100.0%**	**$ 1,377**	**$ 1,119**	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					**$ -**	**$ 442**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.5%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	1	1	0.0%	0.5%	-	0	K
Due to affiliates	37,819	37,819	0.0%	0.5%	-	206	K
Customer advances	-	-	0.0%	0.5%	-	-	K
Other current liabilities	-	-	0.0%	0.5%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.5%	-	-	K
Contract rejection damages	-	-	0.0%	0.5%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.0%	0.5%	-	-	K
IFC/OFID	44,279	43,589	0.0%	0.5%	-	237	K
DVB Banco Security	-	-	0.0%	0.5%	-	-	K
Total Claims Distributions	**$ 82,099**	**$ 81,409**	**0.0%**	**0.5%**	**$ -**	**$ 442**	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ 44,279	$ 43,589	5.3%	7.5%	$ 2,342	$ 3,269	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

*Residual equity distributed to a parent company through a dividend

41

UABL Limited
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 1,248	100.0%	100.0%	$ 1,248	$ 938	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	3,623	70.8%	80.8%	2,567	2,929	C
Due from affiliates	150,563	0.3%	0.8%	485	1,259	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	209	0.0%	0.0%	-	-	F
Other receivables	3,210	20.0%	30.0%	643	964	G
Dry Dock	598	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	3,357	12.4%	18.0%	416	603	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 162,807**	**3.3%**	**4.1%**	**$ 5,358**	**$ 6,693**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

			Note:
Gross Proceeds Available For Distribution to Secured Creditors	$ 989	$ 930	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 99	$ 40	100.0%	100.0%	$ 99	$ 40	I
	$ 99	$ 40	**100.0%**	**100.0%**	$ 99	$ 40	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					**$ 890**	**$ 890**	
Senior Notes due 2021	$ 890	$ 890	100.0%	100.0%	$ 890	$ 890	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 890**	**$ 890**	**100.0%**	**100.0%**	**$ 890**	**$ 890**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

			Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors	$ 4,369	$ 5,763	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 1,129	$ 814	100.0%	100.0%	$ 1,129	$ 814	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	131	173	100.0%	100.0%	131	173	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	66	86	100.0%	100.0%	66	86	I
Chapter 7 Local Counsel Fees	238	174	100.0%	100.0%	238	174	I
Chapter 11 Professional Fees	223	164	100.0%	100.0%	223	164	I
Chapter 11 Accrued Accounts Payable	1,187	878	100.0%	100.0%	1,187	878	I
	$ 2,973	$ 2,290	**100.0%**	**100.0%**	$ 2,973	$ 2,290	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					**$ 1,396**	**$ 3,473**	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.5%	1.2%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	4,581	4,581	0.5%	1.2%	22	55	K
Due to affiliates	220,087	220,087	0.5%	1.2%	1,069	2,661	K
Customer advances	-	-	0.5%	1.2%	-	-	K
Other current liabilities	234	234	0.5%	1.2%	1	3	K
Deferred tax liabilities	324	324	0.5%	1.2%	2	4	K
Contract rejection damages	-	-	0.5%	1.2%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.5%	1.2%	-	-	K
IFC/OFID	62,040	62,040	0.5%	1.2%	301	750	K
DVB Banco Security	-	-	0.5%	1.2%	-	-	K
Total Claims Distributions	**$ 287,266**	**$ 287,266**	**0.5%**	**1.2%**	**$ 1,396**	**$ 3,473**	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ 890	$ 890	
Total IFC/OFID Recovery	$ 62,040	$ 62,040	0.5%	1.2%	$ 301	$ 750	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.
Note: This entity consolidates: Cedarino S.A., Thurston Shipping Inc.

42

UABL Paraguay S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range – Low Recovery	Estimated Recovery Rate Range – High Recovery	Estimated Asset Recovery – Low Recovery	Estimated Asset Recovery – High Recovery	Note
^ Cash and cash equivalents	$ 11,825	100.0%	100.0%	$ 11,825	$ 10,951	A
Restricted cash	4,314	100.0%	100.0%	4,314	4,314	B
Accounts receivable	7,656	47.5%	57.5%	3,640	4,405	C
Due from affiliates	74,790	0.4%	0.8%	274	582	D
Operating supplies and inventories	901	0.0%	0.0%	-	-	E
Prepaid expenses	1,724	0.0%	0.0%	-	-	F
Other receivables	4,556	19.9%	29.9%	908	1,362	G
Dry Dock	2	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	4,650	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	67,722	3.6%	5.0%	2,456	3,363	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 178,140**	**13.1%**	**14.0%**	**$ 23,417**	**$ 24,978**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors	$ 10,746	$ 11,049	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Wind Down Costs	$ 4,896	$ 4,584	100.0%	100.0%	$ 4,896	$ 4,584	I
	$ 4,896	$ 4,584	100.0%	100.0%	$ 4,896	$ 4,584	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Secured Claims – Low Recovery	Estimated Recovery on Secured Claims – High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					$ 5,851	$ 6,465	
Senior Notes due 2021	$ 1,040	$ 1,456	100.0%	100.0%	$ 1,040	$ 1,456	J
IFC/OFID	4,811	5,009	100.0%	100.0%	4,811	5,009	J
Secured Claims and Distributions	$ 5,851	$ 6,465	100.0%	100.0%	$ 5,851	$ 6,465	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors	$ 12,671	$ 13,930	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Low Recovery	High Recovery	Note
Wind Down Costs	$ 3,273	$ 1,968	100.0%	100.0%	$ 3,273	$ 1,968	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	380	418	100.0%	100.0%	380	418	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	190	209	100.0%	100.0%	190	209	I
Chapter 7 Local Counsel Fees	691	421	100.0%	100.0%	691	421	I
Chapter 11 Professional Fees	973	719	100.0%	100.0%	973	719	I
Chapter 11 Accrued Accounts Payable	3,349	2,475	100.0%	100.0%	3,349	2,475	I
	$ 8,856	$ 6,210	100.0%	100.0%	$ 8,856	$ 6,210	

	Estimated Allowed Claims – Low Recovery	Estimated Allowed Claims – High Recovery	Estimated Recovery Range – Low Recovery	Estimated Recovery Range – High Recovery	Estimated Recovery on Unsecured Claims – Low Recovery	Estimated Recovery on Unsecured Claims – High Recovery	Note
Net Proceeds Available for Distribution					$ 3,815	$ 7,720	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.9%	1.9%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	6,311	6,311	0.9%	1.9%	60	121	K
Due to affiliates	78,492	78,492	0.9%	1.9%	745	1,509	K
Customer advances	-	-	0.9%	1.9%	-	-	K
Other current liabilities	613	613	0.9%	1.9%	6	12	K
Deferred tax liabilities	9	9	0.9%	1.9%	0	0	K
Contract rejection damages	-	-	0.9%	1.9%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.9%	1.9%	2,461	4,981	K
IFC/OFID	57,229	57,031	0.9%	1.9%	543	1,096	K
DVB Banco Security	-	-	0.9%	1.9%	-	-	K
Total Claims Distributions	$ 401,800	$ 401,601	0.9%	1.9%	$ 3,815	$ 7,720	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.4%	2.5%	$ 3,500	$ 6,437	
Total IFC/OFID Recovery	$ 57,229	$ 57,031	9.4%	10.7%	$ 5,354	$ 6,105	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

43

UABL S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

A. STATEMENT OF ASSETS	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range: Low Recovery	Estimated Recovery Rate Range: High Recovery	Estimated Asset Recovery: Low Recovery	Estimated Asset Recovery: High Recovery	Note
^ Cash and cash equivalents	$ 5,833	100.0%	100.0%	$ 5,833	$ 5,087	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	3,276	49.9%	59.9%	1,635	1,962	C
Due from affiliates	11,234	9.1%	12.2%	1,023	1,373	D
Operating supplies and inventories	338	0.1%	0.1%	0	0	E
Prepaid expenses	461	0.0%	0.0%	-	-	F
Other receivables	5,724	10.1%	15.2%	580	871	G
Dry Dock	1,897	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	45,341	14.7%	21.9%	6,661	9,927	H
Deferred income tax assets	545	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 74,648**	**21.1%**	**25.7%**	**$ 15,731**	**$ 19,219**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 15,731	$ 18,027	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS							
Wind Down Costs	$ 11,271	$ 11,262	100.0%	100.0%	$ 11,271	$ 11,262	I
	$ 11,271	**$ 11,262**	**100.0%**	**100.0%**	**$ 11,271**	**$ 11,262**	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Secured Claims: Low Recovery	Estimated Recovery on Secured Claims: High Recovery	Note
Net Proceeds Available For Distribution to Secured Claims					**$ 4,460**	**$ 6,765**	
Senior Notes due 2021	$ 4,460	$ 6,765	100.0%	100.0%	$ 4,460	$ 6,765	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 4,460**	**$ 6,765**	**100.0%**	**100.0%**	**$ 4,460**	**$ 6,765**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Low Recovery	High Recovery	Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 0	$ 1,193	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS							
Wind Down Costs	$ -	$ 169	0.0%	100.0%	$ -	$ 169	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	-	36	0.0%	100.0%	-	36	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	-	18	0.0%	100.0%	-	18	I
Chapter 7 Local Counsel Fees	-	36	0.0%	100.0%	-	36	I
Chapter 11 Professional Fees	653	483	0.0%	36.0%	-	174	I
Chapter 11 Accrued Accounts Payable	2,860	2,114	0.0%	36.0%	-	761	I
	$ 3,513	**$ 2,855**	**0.0%**	**41.8%**	**$ -**	**$ 1,193**	

	Estimated Allowed Claims: Low Recovery	Estimated Allowed Claims: High Recovery	Estimated Recovery Range: Low Recovery	Estimated Recovery Range: High Recovery	Estimated Recovery on Unsecured Claims: Low Recovery	Estimated Recovery on Unsecured Claims: High Recovery	Note
Net Proceeds Available for Distribution					**$ 0**	**$ -**	
Intercompany							
Intercompany Dividends *	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	5,239	5,239	0.0%	0.0%	-	-	K
Due to affiliates	13,407	13,407	0.0%	0.0%	-	-	K
Customer advances	1,254	1,254	0.0%	0.0%	-	-	K
Other current liabilities	1,900	1,900	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	-	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
DVB Banco Security	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	**$ 280,946**	**$ 280,946**	**0.0%**	**0.0%**	**$ -**	**$ -**	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.7%	2.6%	$ 4,460	$ 6,765	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

44

Ultrapetrol S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 4,943	100.0%	100.0%	$ 4,943	$ 4,224	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	192.5%	202.5%	-	-	C
Due from affiliates	7,792	8.4%	12.0%	651	939	D
Operating supplies and inventories	12,666	12.3%	13.4%	1,564	1,698	E
Prepaid expenses	913	0.0%	0.0%	-	-	F
Other receivables	8,233	13.6%	20.4%	1,119	1,679	G
Dry Dock	479	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	70,343	8.8%	12.5%	6,204	8,789	H
Deferred income tax assets	0	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 105,368**	**13.7%**	**16.4%**	**$ 14,481**	**$ 17,328**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ 5,036	$ 5,398	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 4,321	$ 4,326	100.0%	100.0%	$ 4,321	$ 4,326	I
	$ 4,321	$ 4,326	100.0%	100.0%	$ 4,321	$ 4,326	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ 715	$ 1,072	
Senior Notes due 2021	$ 715	$ 1,072	100.0%	100.0%	$ 715	$ 1,072	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	**$ 715**	**$ 1,072**	**100.0%**	**100.0%**	**$ 715**	**$ 1,072**	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 9,444	$ 11,930	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 2,440	$ 1,686	100.0%	100.0%	$ 2,440	$ 1,686	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	283	358	100.0%	100.0%	283	358	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	142	179	100.0%	100.0%	142	179	I
Chapter 7 Local Counsel Fees	515	360	100.0%	100.0%	515	360	I
Chapter 11 Professional Fees	601	445	100.0%	100.0%	601	445	I
Chapter 11 Accrued Accounts Payable	2,755	2,037	100.0%	100.0%	2,755	2,037	I
	$ 6,737	$ 5,064	100.0%	100.0%	$ 6,737	$ 5,064	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ 2,708	$ 6,866	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.9%	2.4%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	4,020	4,020	0.9%	2.4%	38	97	K
Due to affiliates	20,824	20,824	0.9%	2.4%	198	501	K
Customer advances	4	4	0.9%	2.4%	0	0	K
Other current liabilities	250	250	0.9%	2.4%	2	6	K
Deferred tax liabilities	860	860	0.9%	2.4%	8	21	K
Contract rejection damages	-	-	0.9%	2.4%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.9%	2.4%	2,461	6,241	K
IFC/OFID	-	-	0.9%	2.4%	-	-	K
DVB Banco Security	-	-	0.9%	2.4%	-	-	K
Total Claims Distributions	$ 285,103	$ 285,103	0.9%	2.4%	$ 2,708	$ 6,866	
Total Senior Notes Recovery	$ 259,145	$ 259,145	1.2%	2.8%	$ 3,176	$ 7,313	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

45

Corporacion de Navegacion Mundial S.A.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 589	100.0%	100.0%	$ 589	$ 558	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	8	0.0%	0.0%	-	-	C
Due from affiliates	20,981	1.7%	2.7%	356	572	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	123	0.0%	0.0%	-	-	F
Other receivables	513	11.4%	17.1%	59	88	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from afiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	-	0.0%	0.0%	-	-	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 22,214**	**4.5%**	**5.5%**	**$ 1,004**	**$ 1,218**	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		Note:
Gross Proceeds Available For Distribution to Secured Creditors					$ -	$ -	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ -	$ -	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range				Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ 1,004	$ 1,218	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 259	$ 172	100.0%	100.0%	$ 259	$ 172	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	30	37	100.0%	100.0%	30	37	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	15	18	100.0%	100.0%	15	18	I
Chapter 7 Local Counsel Fees	55	37	100.0%	100.0%	55	37	I
Chapter 11 Professional Fees	42	31	100.0%	100.0%	42	31	I
Chapter 11 Accrued Accounts Payable	120	89	100.0%	100.0%	120	89	I
	$ 521	$ 383	**100.0%**	**100.0%**	$ 521	$ 383	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ 483	$ 835	
Intercompany							
Intercompany Dividends *	$ -	$ -	0.9%	1.2%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	1,146	1,146	0.9%	1.2%	10	13	K
Due to affiliates	14,324	14,324	0.9%	1.2%	125	168	K
Customer advances	1	1	0.9%	1.2%	0	0	K
Other current liabilities	177	177	0.9%	1.2%	2	2	K
Deferred tax liabilities	-	-	0.9%	1.2%	-	-	K
Contract rejection damages	15,666	31,331	0.9%	1.2%	136	368	K
Borrower and guarantor obligations							
Senior Notes due 2021	-	-	0.9%	1.2%	-	-	K
IFC/OFID	-	-	0.9%	1.2%	-	-	K
DVB Banco Security	24,167	24,167	0.9%	1.2%	211	284	K
Total Claims Distributions	$ 55,479	$ 71,145	**0.9%**	**1.2%**	$ 483	$ 835	
Total Senior Notes Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.

*Residual equity distributed to a parent company through a dividend

46

Lonesmoor Holdings Inc.
Liquidation Analysis - Exhibit I
($ in 000s)

I. *CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION*

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ 1	100.0%	100.0%	$ 1	$ 1	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	-	0.0%	0.0%	-	-	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	-	0.0%	0.0%	-	-	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ 1**	**100.0%**	**100.0%**	**$ 1**	**$ 1**	

II. *ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS*

					Note:
Gross Proceeds Available For Distribution to Secured Creditors			$ -	$ -	

B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
	$ -	$ -	0.0%	0.0%	$ -	$ -	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ -	$ -	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ -	$ -	0.0%	0.0%	$ -	$ -	

III. *ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS*

					Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors			$ 1	$ 1	

RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Estimated Allowed Claims		Estimated Recovery Range				
	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ 0	$ 0	100.0%	100.0%	$ 0	$ 0	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	0	0	100.0%	100.0%	0	0	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	0	0	100.0%	100.0%	0	0	I
Chapter 7 Local Counsel Fees	0	0	100.0%	100.0%	0	0	I
Chapter 11 Professional Fees	0	0	100.0%	100.0%	0	0	I
Chapter 11 Accrued Accounts Payable	-	-	0.0%	0.0%	-	-	I
	$ 0	$ 0	100.0%	100.0%	$ 0	$ 0	

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ 1	$ 1	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	-	-	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	1	1	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
DVB Banco Security	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	$ 259,145	$ 259,145	0.0%	0.0%	$ 1	$ 1	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.0%	0.0%	$ 1	$ 1	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filings.
*Residual equity distributed to parent company through a dividend.

47

Hallandale Commerical Corp.
Liquidation Analysis - Exhibit I
($ in 000s)

I. CALCULATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION

	Net Book Value @ 6/30/2016	Estimated Recovery Rate Range		Estimated Asset Recovery		Note
A. STATEMENT OF ASSETS		Low Recovery	High Recovery	Low Recovery	High Recovery	
^ Cash and cash equivalents	$ -	NA	NA	$ -	$ -	A
Restricted cash	-	100.0%	100.0%	-	-	B
Accounts receivable	-	0.0%	0.0%	-	-	C
Due from affiliates	-	0.0%	0.0%	-	-	D
Operating supplies and inventories	-	0.0%	0.0%	-	-	E
Prepaid expenses	-	0.0%	0.0%	-	-	F
Other receivables	-	0.0%	0.0%	-	-	G
Dry Dock	-	0.0%	0.0%	-	-	
Investments in and receivables from affiliates	-	0.0%	0.0%	-	-	
Property and equipment (Exhibit I)	-	0.0%	0.0%	-	-	H
Deferred income tax assets	-	0.0%	0.0%	-	-	
Total Gross Recoveries	**$ -**	**0.0%**	**0.0%**	$ -	$ -	

II. ALLOCATION OF NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION TO SECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Secured Claims		Note
Gross Proceeds Available For Distribution to Secured Creditors					$ -	$ -	
B. RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *SECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available For Distribution to Secured Claims					$ -	$ -	
Senior Notes due 2021	$ -	$ -	0.0%	0.0%	$ -	$ -	J
IFC/OFID	-	-	0.0%	0.0%	-	-	J
Secured Claims and Distributions	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	

III. ALLOCATION OF NET ESTIMATED PROCEEDS TO GENERAL UNSECURED CLAIMS

	Estimated Allowed Claims		Estimated Recovery Range		Estimated Recovery on Unsecured Claims		Note
Gross Proceeds Available For Distribution to Asset Recovery Costs, Claims and General Unsecured Creditors					$ -	$ -	
RECOVERY COSTS AND CLAIMS ATTRIBUTABLE TO *UNSECURED* OBLIGATIONS	Low Recovery	High Recovery	Low Recovery	High Recovery			
Wind Down Costs	$ -	$ -	0.0%	0.0%	$ -	$ -	I
Chapter 7 Trustee Fees (3.0% of Gross Proceeds)	-	-	0.0%	0.0%	-	-	I
Chapter 7 Professional Fees (1.5% of Gross Proceeds)	-	-	0.0%	0.0%	-	-	I
Chapter 7 Local Counsel Fees	-	-	0.0%	0.0%	-	-	I
Chapter 11 Professional Fees	-	-	0.0%	0.0%	-	-	I
Chapter 11 Accrued Accounts Payable	-	-	0.0%	0.0%	-	-	I
	$ -	$ -	**0.0%**	**0.0%**	$ -	$ -	
	Low Recovery	High Recovery	Low Recovery	High Recovery	Low Recovery	High Recovery	
Net Proceeds Available for Distribution					$ -	$ -	
Intercompany							
Intercompany Dividends*	$ -	$ -	0.0%	0.0%	$ -	$ -	
General Unsecured Claims:							
Accounts payable	-	-	0.0%	0.0%	-	-	K
Due to affiliates	-	-	0.0%	0.0%	-	-	K
Customer advances	-	-	0.0%	0.0%	-	-	K
Other current liabilities	-	-	0.0%	0.0%	-	-	K
Deferred tax liabilities	-	-	0.0%	0.0%	-	-	K
Contract rejection damages	-	-	0.0%	0.0%	-	-	K
Borrower and guarantor obligations							
Senior Notes due 2021	259,145	259,145	0.0%	0.0%	-	-	K
IFC/OFID	-	-	0.0%	0.0%	-	-	K
DVB Banco Security	-	-	0.0%	0.0%	-	-	K
Total Claims Distributions	$ 259,145	$ 259,145	**0.0%**	**0.0%**	$ -	$ -	
Total Senior Notes Recovery	$ 259,145	$ 259,145	0.0%	0.0%	$ -	$ -	
Total IFC/OFID Recovery	$ -	$ -	0.0%	0.0%	$ -	$ -	

^Cash and cash equivalents includes an adjustment to reflect the cash benefit of unpaid expenses that would accrue during the pendency of the Debtors' contemplated Chapter 11 filing.

*Residual equity distributed to a parent company through a dividend

48

Exhibit F

Financial Projections

DEBTORS' FINANCIAL PROJECTIONS AND ASSUMPTIONS

A.	Introduction

The Debtors have prepared the Projections (as defined below) to assist the Bankruptcy Court in determining whether the Plan meets the "feasibility" requirements of section 1129(a)(11) of title 11 of the United States Code (the "Bankruptcy Code").  The Debtors believe that the Plan meets such requirements.  In connection with the negotiation and development of the Plan, and for the purpose of determining whether the Plan meets the feasibility standard outlined in the Bankruptcy Code, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources during the Projection Period (as defined below).  With this consideration in mind, the Debtors' management and advisors prepared consolidated financial projections (the "Projections") for fiscal years ending December 31, 2017 through December 31, 2021 (the "Projection Period").  The Projections have been prepared on a consolidated basis, consistent with the Company's financial reporting practices, and include the continuing operations of certain Debtor and non-Debtor entities.

The Debtors do not, as a matter of course, publish their projections, strategies, or forward-looking projections of the financial position and the results of operations. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated projections to the holders of Claims or equity interests after the date of this Disclosure Statement, or to include such information in documents required to be filed with the Securities and Exchange Commission ("SEC") or to otherwise make such information public.  The assumptions disclosed herein are those that the Debtors believe to be significant to the Projections and are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

The Projections present, to the best of the Debtors' knowledge and belief, the Reorganized Company's projected financial position and results of operations for the Projection Period and reflect the Debtors' assumptions and judgments based on an estimated emergence date of January 31, 2017 (the "Assumed Emergence Date").  Although the Debtors are of the opinion that these assumptions are reasonable under current circumstances, such assumptions are subject to inherent uncertainties, including but not limited to, material changes to the economic and competitive environment, ability to attract and retain key talent, subcontract labor rates, technology related and other costs, and other factors affecting the Company's businesses.  The likelihood, and related financial impact, of a change in any of these factors cannot be predicted with certainty.  Consequently, actual financial results could differ materially from the Projections.  The Projections assume the Plan will be implemented in accordance with its stated terms.  The Projections should be read in conjunction with the assumptions and qualifications contained herein.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in either the Disclosure Statement or the Plan, as applicable.

WHERE DESCRIBED OR REFERNCED, FISCAL YEAR 2016 RESULTS ARE PRELIMINARY AND SUBJECT TO CHANGE.  ADDITIONALLY, HISTORICAL RESULTS MAY BE MODIFIED AS THE COMPANY COMPLETES ITS REVIEW OF THE ACCOUNTING FOR CERTAIN CONTEMPLATED ASSET SALES OR SPIN-OFFS.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN THE UNITED STATES.  FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY A REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM.

THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE BASED UPON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE BEYOND THE CONTROL OF THE DEBTORS.  CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, AS TO THE ACCURACY OF THE PROJECTIONS OR THAT THE PROJECTIONS WILL BE REALIZED.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.  HOLDERS OF CLAIMS OR EQUITY INTERESTS MUST MAKE THEIR OWN ASSESSMENT AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS IN MAKING THEIR DETERMINATION OF WHETHER TO ACCEPT OR REJECT THE PLAN.

B.	Summary of Significant Assumptions

The Projections were developed by the Debtors' management, commercial, sales and technical teams, using detailed assumptions for the revenues and costs of each business unit comprising the Company's continuing operations.  The Debtors considered the following factors in developing the Projections:

(i)	current and projected market and pricing conditions in each of the Company's respective service areas and local markets;

(ii)	vessel utilization levels consistent with historical practices, and in certain cases the redeployment of vessels which are currently laid-up;

(iii)	the Company's ability to maintain vessel operations consistent with the Company's current capital expenditure and dry-docking plans;

(iv)	the Company's ability to maintain existing staff and hire key employees to support core growth;

(v)	the Company's ability to leverage its existing capabilities and gain market share in existing and new markets;

(vi)	the Company's ability to manage costs and improve its efficiency levels;

(vii)	capital expenditure at levels which appropriately support management's growth assumptions;

(viii)	an orderly chapter 11 process with an estimated emergence date on or about January 31, 2016;

(ix)
All assumptions and details provided regarding the income statement represent the projections for the River Business, Ocean Business and Offshore Supply Business, for the sole purpose of demonstrating feasibility under the Plan.  The Plan, however, calls for the spin-off of the River Business and Offshore Supply Business into separate legal entities as well as the sale or spin-off of the Ocean Business for the benefit of the Senior Secured Noteholders, and those transactions are reflected in the Projected Pro Forma Consolidating Balance Sheet and on the Pro Forma Sources and Uses as follows:

2

a.
Assume that the Debtors will, as part of the contemplated transaction in the Plan, spin-off it River Business into a separate legal entity, with such entity contributing $73 million in cash to the Debtors for this transaction.   This cash contribution will be utilized to pay down the IFC/OFID debt as well as the Senior Secured Notes. For the purposes of this projection, such transaction has been treated as a sale of the assets to a separate legal entity, with the balance sheet being adjusted to reflect the transfer of the corresponding River Business assets and liabilities.  With the exception of the Senior Secured Notes and IFC/OFID Debt, all other assets and liabilities of the River Business, including certain post-petition administrative obligations, will be assumed by the new legal entity.

b.
Assume that the Debtors will, as part of the contemplated transaction, sell the Ocean Business Segment to a third party, or in the event such sale process is unsuccessful, convey the assets into a new legal entity for the benefit of the Debtors Senior Secured Notes. For the purposes of this projection, such transaction has been treated as a sale of the assets to a separate legal entity, with the balance sheet being adjusted to reflect the transfer of the corresponding Ocean Business assets and liabilities.  With the exception of the Senior Secured Notes and IFC/OFID Debt, all other assets and liabilities of the Ocean Business, including certain post-petition administrative obligations, will be assumed by the new legal entity.

c.	In the Parent Included Plan and the Parent Excluded Plan, the Offshore Supply Business assets and liabilities are excluded from the proposed Plan.

The Projections are stated in US dollars and assume international exchange rates consistent with current observed rates.  The Projections do not reflect any impacts related to increases or decreases to the value of the currencies in the markets in which the Company operates.

C.	Business Description

The Company is an industrial shipping company serving the marine transportation needs of clients in certain geographic markets. The Company is currently quoted on the OTCQB Market under the symbol ULTR and previously traded on Nasdaq Exchange. The Company serves the river and ocean shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market. In addition, the Company owns two repair facilities, one in Pueblo Esther, Argentina, where it operates a floating dry-dock, and another one in Chaco-I, Paraguay. The Company also owns a shipyard for building barges and other vessels in Punta Alvear, Argentina, one grain loading terminal and a 50% joint venture on a second terminal in Paraguay.

3

River Business

As of September 30, 2016, the Company's River Business, with 685 barges (of which 24 are under lease) and 35 push boats, is the largest owner and operator of river barges and push boats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports.  The region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay, and Uruguay to ports serviced by ocean export vessels.  These countries are estimated to account for approximately 53% of world soybean production in 2016, as compared to 30% in 1995.  The Company also owns a barge building facility at Punta Alvear – which is the most modern of its kind in South America, one grain loading terminal, a new midstream transshipment station for agricultural products, and 50% of a joint venture on a second terminal in Paraguay, which can also load and discharge liquid cargos such as vegetable oils and petroleum products.  In addition, the company uses one barge, Parana Iron, as an iron ore and manganese floating transshipment and storage station.  River Business transportation services contributed approximately 45% and 51% of the Company's consolidated operating revenues for the nine-month periods ended September 30, 2015 and 2016, respectively.

Offshore Supply Business

As of September 30, 2016, the Company's Offshore Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea.  The Offshore Business fleet is comprised of thirteen Platform Supply Vessels, or PSVs, which are designed to transport supplies such as containerized equipment, drill casing, pipes, and heavy loads on deck, along with fuel, water, drilling fluids, and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  In addition, the Offshore Business fleet includes one Remotely Operated Vehicle Support Vessel, which is chartered with Petrobras in Brazil, and three offshore barges. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked but expected to resume its contract in the forthcoming months), three were laid-up in Brazil and two remained laid-up in the North Sea. The Company is currently seeking employment for these laid-up vessels in Brazil with Petrobras as well as in the North Sea. The PSV UP Jade was blocked following the finalization of its current contract on August 1, 2016, and is currently seeking employment. The current Petrobras contract of the RSV UP Coral was extended until August 24, 2017. The Offshore Business transportation services contributed approximately 31% and 28% of the Company's consolidated operating revenues for the nine-month periods ended September 30, 2015 and 2016, respectively.

Ocean Business

As of September 30, 2016, the Company's Ocean Business owns two ocean-going vessels and bareboat charters two other vessels.  These vessels are employed in the South American coastal trade, where the Company has preferential rights and customer relationships.  The fleet is comprised of two product tankers (which are on lease to the Company) and two container feeder vessels under a container line service in the Argentina cabotage trade, which transport mostly foreign-originated containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina.  The Company's product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives in the South American coastal trade where the company has preferential rights.  Ocean Business transportation services contributed 18% of the Company consolidated operating revenues for both the nine-month periods ended September 30, 2015 and 2016.

4

Income Statement Assumptions - Revenue
A.	Revenues

The Revenues in these Projections reflect a hypothetical analysis in which the Offshore Supply Business, River Business and Ocean Business continue operations under a combined parent.  To develop the Projections, the Debtors' management team evaluated market and competitive conditions and, in collaboration with the Company's advisors, developed its revenue projections.  The Projections assume a global recovery in demand for supply vessels and a stable foreign exchange rate similar to current rates as of October 2016.  The underlying assumptions are outlined by business below.

River Business: A substantial portion of the Revenue generated by the River Business is through its capacity on dry barges and tank barges operating on the Parana River between Argentina and Paraguay, as well as revenues for transshipping of cargo from intermediate destinations and through the Company's terminals. The primary drivers of revenue and growth include:

i.	The continued operation of 597 dry barges and between 90 to 105 tank barges during the Projection Period;

ii.	Total barge capacity between 729,214 and 768,464 DWT during the Projection Period; and

iii.	Transshipping, cooperative, demurrage and terminal revenues consistent with historical levels.

Offshore Supply Business: A substantial portion of the Revenue generated by the Offshore Supply business is through its capacity under time charters to charterers in Brazil. The primary drivers of revenue and growth include:

i.	Charter rates per day for active vessels of $20,800 to $53,280;

ii.	Nine vessels with charters in fiscal year 2017, growing to twelve vessels by 2018;

iii.	Remobilization after lay-up of UP Esmerelda, UP Jade, UP Amber, UP Pearl, UP Jasper, and UP Agate in January 2018 at a rates consistent with the market for such ships;

iv.	Lower rates for certain vessels after current contracts expire, due to adverse market conditions;

5

v.	Three to four off-hire days per quarter per active vessel; and

vi.	Dry-dock down-time for all vessels as required by the Company's maintenance schedule, with one-time quarterly downtime ranging from 11-24 days.

Ocean Business: The Revenue generated by the Ocean Business is split between the Company's feeder container operations (Asturiano and Argentino) and the charter of two tanker vessels, the Austral and the Mentor. The primary drivers of tanker vessels include:

i.	Production and refining capacity in Argentina;

ii.	Demand for petroleum and its derivatives;

iii.	Two vessels with charters in fiscal years 2017 through 2019, dropping to one vessel in fiscal years 2020-2021; and

iv.	The dry-docking of the Mentor in Q4 2017 and the Austral in Q2 2019.

The primary drivers of feeder container vessels revenue:

i.	Amount of imports coming into Argentina; and

ii.	Vessel location and date.

Shipyard Revenue: Revenue from the shipyard is primarily generated by the construction and sale of barges to third parties.  The Projections assume the sale of approximately five barges per year.

Income Statement Assumptions - Expenses

A.	Direct Costs

The Company's direct costs are primarily related to charter commissions, bareboat leases, fuel costs, Brazilian taxes, and running costs, which include crew compensation, repairs and maintenance, supplies and spares, lubricants, insurance and other expenses. In general, the Company is able to manage overall variability in its direct cost infrastructure by managing the variable and semi-fixed elements:

i.
Commissions are an entirely variable cost and are based on the revenue generated by the chartered vessel.  Commission rates run from 1.25% to 1.75% of charter revenues based on the contractual arrangements the Company has with the charter provider.  If a vessel is laid-up or in dry-dock, the Company does not incur a commission related expense.

ii.
Bareboat leases are fixed costs. These costs are based on contractual obligations between the Company and the party leasing the vessel.  The Company is charged a daily fixed rate whether the vessel is active or not.

iii.
Fuel, bunker and gasoil costs are variable.  For the Offshore Supply Business and Ocean Business, the costs of fuel consumed by these vessels are borne by the charterer except when vessels are not under a time charter contract and have to be re-deployed to different offshore markets or to different lay-up locations. The projections assume re-location of certain vessels which are required to leave Brazil after six (6) months in lay-up condition. In addition, the projections have an allowance for fuel paid for by the Company related to the time the vessels are off-hire.

6

For the River Business, fuel costs are based on tons of materials transported by the Company.  This consumption is multiplied by $485/ton for fuel and $700/m3 for gasoil to estimate quarterly expenses.

iv.
Brazilian Taxes are an entirely variable cost and are based on the revenue generated by the chartered vessel.  Brazilian tax rates run from 3.27% to 14.75% of charter revenues based on the vessel flag and type.  If a vessel is laid-up or in dry dock, the Company does not incur a Brazilian tax related expense.

v.	Other Vessel costs for the River Business are variable, and are based on the total DWT transported by the vessel.

vi.
Running Costs are also semi-fixed.  If a ship is laid-up, it requires a minimum crew contingency to maintain the vessel's operations and to provide security for the ship.    Vessels which are operational and servicing customers required a larger crew to operate the vessel, and incur in larger amount of running costs.

vii.
For the River Business, the Company separately estimates the crew costs to operate the push boats and the barges themselves.  The barge crew cost is based on total DMT distributed across the charter, while the push boat crew is based on the number of push boats required to deliver such volume.

B.	Direct and Parent Administrative and Commercial ("A&C") Costs

Direct A&C costs are the sum of all the administrative expenses of the River Business, Offshore Supply Business, and the Ocean Business.  Direct A&C costs expenses include, but are not limited to, compensation and benefits of administrative personnel, legal and other professional expenses, rent and utilities, travel and entertainment expense, taxes, telecommunications expenses, and other office related and business segment expenses.

Parent A&C costs include compensation and benefits of corporate personnel, legal fees, audit, tax and other professional expenses, rent and utilities, travel and entertainment expense, taxes, telecommunications expenses, and other office related and corporate overhead expenses.

A&C costs are primarily fixed and are projected at both the business level and at the corporate level.  Additionally, the Projections include spending for legal services to support litigated matters as well as the use of third party consulting services that is consistent with past practices.  The Projections assumes certain efficiencies will be created during the Projection Period to reduce A&C costs.

7

C.	Depreciation and Amortization

Depreciation and amortization expenses are forecasted using straight-line depreciation methods for fixed assets and intangible assets during the Projection Period.  Depreciation in the Projections primarily relates to the Company's fleet of vessels for the Offshore Supply Business, Ocean Business and River Business.

Depreciation for existing property, plant and equipment is based on the book value of those assets, depreciated on a straight-line basis over the remaining useful life for each of those assets.  There are no intangible assets on the Company's balance sheet and no Amortization is recorded during the Projection Period.  Additionally, no new additions to intangible assets are assumed during the Projection Period.

D.	Interest

Interest expense is based upon projected outstanding debt for the Offshore Supply Business upon emergence. Upon Emergence, the Company will have credit facilities with DVB, NIBC, ABN Amro Bank, Banco Security and BNDES (in conjunction the "Offshore Creditors") totaling $154.7 million. Interest expense includes interest on variable rate debt for all loan facilities as per schedule below except BNDES which is fixed at 3% per annum, as well as the amortization of certain debt issuance costs.

Interest Rate schedule used in the Projections:

-	2017: LIBOR + 2.00%

-	2018: LIBOR + 2.25%

-	2019: LIBOR + 2.50%

-	2020: LIBOR + 2.75%

-	2021: LIBOR + 3.00%

E.	Taxes

Income taxes included in the Pro Forma Consolidated Statement of Operations relate solely to cash income taxes projected to be paid in Brazil over the Projection Period.  These estimated cash taxes included obligations incurred at the country level in certain international jurisdictions.  The average statutory income tax rate during the Projection Period is 35%.

8

The Projected Pro Forma Consolidated Statement of Operations present the projected consolidated results of the continuing operations of the Company based on the Assumed Emergence Date of January 31, 2017 in the Parent Included Plan and Parent Excluded Plan.  Projections are presented for the period commencing January 1, 2017, after giving effect to the restructuring transactions.

Ultrapetrol Bahamas Ltd., et al., Projected Pro Forma Consolidated Statements of Operations
(UNAUDITED)
(DOLLARS IN THOUSANDS)

9

Parent Included Plan

10

The estimated opening balances of the Projected Pro Forma Consolidated Balance Sheet are presented as of January 31, 2017, the Assumed Emergence Date in the Parent Included Plan. Presented below are the estimated pro forma adjustments required to adjust the estimated opening balances to reflect the projected impacts of the restructuring transactions.  The resulting Pro Forma Opening Balance Sheet represents the Debtors' estimate of the Company's balance sheet for continuing operations immediately after the Debtors' emergence from chapter 11.

Ultrapetrol Bahamas Ltd., Projected Pro Forma Consolidated Balance Sheet
(UNAUDITED)
(DOLLARS IN THOUSANDS)

11

(1)	Reflects the unadjusted consolidated balance sheet details for Ultrapetrol Bahamas Limited and its subsidiaries as of January 31, 2017.

(2)	Relects the $75.5 million contribution by Sparrow Investments for the purchase of the River Business and Offshore Supply Business Equity.

(3)
Reflects the impact to the balance sheet for the transfer of the River Business assets to a New Holding Company.  Includes the transfer of $440.9 million in assets and $107.1 million of liabilities at book value.  Also includes the repayment of $73 million to the Senior Secured Notes and to IFC/OFID.

(4)
Reflects the impact to the balance sheet the covenance of the equity of the Ocean Business to a New Holding Company for the benefit of the Senior Secured Notes.  Includes the transfer of $23.4 million in assets and $7.8 million of liabilities at book value.

(5)	Reflects the paydown of the IFC/OFID from the restricted cash held for their benefit by the Company.

(6)	Reflects the payment of $10 million in principal to DVB Bank AG, DVB Security, DVB-NIBC-ABN, DVB-NIBC and the DVB Reducing Revolver.

(7)
Reflects the payment of $22.2 million in pre-petition trade vendor liabilities and contract cure claims which will remain unimpaired in the Plan, as well as $1.4 million in administrative claims due as of the effective date.

(8)	Reflects the reinstatement of liabilities outstanding for the purchase of ocean barges Pedra do Dal, Gamboa I and Rio Port II.

(9)	Represents the impact to the balance sheet of excluding the assets of the Offshore Supply Business from the Plan.

(10)	Reflects the payment of the Fee Escrow amount of $9.1 million.

(11)	Represents a $3 million reduction in debt for the sale or transfer of the Ocean Business to the Senior Secured Notes.

(12)	Represents the extinguishment of the remaining balance of Senior Secured Notes, IFC and OFID loans.

The accompanying notes are an integral part of these consolidated financial statements.
12

The Projected Pro Forma Sources and Uses of the Proposed Transaction based on the Assumed Emergence Date of January 31, 2017 in the Parent Included Plan.

Ultrapetrol Bahamas Ltd., Projected Pro Forma Sources and Uses
(UNAUDITED)
(DOLLARS IN THOUSANDS)

13

Parent Excluded Plan

14

The estimated opening balances of the Projected Pro Forma Consolidated Balance Sheet are presented as of January 31, 2017, the Assumed Emergence Date in the Parent Excluded Plan.  Presented below are the estimated pro forma adjustments required to adjust the estimated opening balances to reflect the projected impacts of the restructuring transactions.  The resulting Pro Forma Opening Balance Sheet represents the Debtors' estimate of the Company's balance sheet for continuing operations immediately after the Debtors' emergence from chapter 11.

Ultrapetrol Bahamas Ltd., Projected Pro Forma Consolidated Balance Sheet
(UNAUDITED)
(DOLLARS IN THOUSANDS)

Consolidated Balance Sheet
(In U.S. dollars)

	Balance Sheet Unadjusted(1) 31-Jan-17	Adjustment For New Investment		River Business Adjustment For Plan Transaction		Oceans Business Adjustment For Plan Transaction		Parent and Offshore Supply Adjustment For Plan Transaction		Cancelation of Indebtedness		Balance Sheet Adjusted 31-Jan-17
ASSETS												
CURRENT ASSETS												
Cash and cash equivalents	$ 63,734	$ 73,000	$ (2)	$ (111,770)	(3)(7)(10)	$ (2,371)	(4)(7)	$ (22,592)	(7)(9)	$ -		$ -
Restricted cash	6,472	-		(6,472)	(5)	-		-		-		-
Accounts receivable, net of allowance for doubtful	30,550	-		(16,272)	(3)	(6,465)	(4)	(7,814)	(9)	-		-
Operating supplies	12,906	-		(9,386)	(3)	(860)	(4)	(2,660)	(9)	-		-
Prepaid expenses	4,715	-		(4,321)	(3)	-	(4)	(394)	(9)	-		-
Other receivables	21,964	-		(17,269)	(3)	(1,081)	(4)	(3,614)	(9)	-		-
Total current assets	140,341	73,000		(165,488)		(10,778)		(37,076)		-		-
NONCURRENT ASSETS												
Other receivables	24,115	-		(19,859)	(3)	(348)	(4)	(3,908)	(9)	-		-
Restricted cash	1,472	-		-		-		(1,472)	(9)	-		-
Vessels and equipment, net	654,702	-		(345,781)	(3)	(12,756)	(4)	(296,165)	(9)	-		-
Dry dock	7,789	-		(4,707)	(3)	489	(4)	(3,571)	(9)	-		-
Investment in affiliates	3,719	-		(4,319)	(3)	-		600	(9)	-		-
Goodwill	-	-		-		-		-		-		-
Deferred income tax assets	650	-		(579)	(3)	-	(4)	(71)	(9)	-		-
Total noncurrent assets	692,447	-		(375,246)		(12,615)		(304,588)		-		-
Total assets	$ 832,788	$ 73,000		$ (540,733)		$ (23,393)		$ (341,663)		$ -		$ -
LIABILITIES AND EQUITY												
CURRENT LIABILITIES												
Accounts payable	$ 36,397	$ -		$ (29,890)	(3)(7)	$ (4,786)	(4)	$ (1,722)	(9)	$ -		$ -
Customer advances	965	-		(639)	(3)	-		(326)	(9)	-		-
Due to related parties	142	-		-		-		(142)	(9)	-		-
Other current liabilities	24,861	-		(9,691)	(3)	(2,907)	(4)	(12,263)	(9)	-		-
Total current liabilities	62,366	-		(40,220)		(7,693)		(14,453)		-		-
NONCURRENT LIABILITIES												
Long-term financial debt	-	-		-		-		-		-		-
Liability Subject to Compromise	518,858	-		(169,135)	(3)(5)(7)(10)	(3,000)	(4)(6)(7)	(168,092)	(7)(8)(9)	(178,631)	(11)	-
Deferred income tax liabilities	14,764	-		(1,613)	(3)	(89)	(4)	(13,062)	(9)	-		-
Other noncurrent liabilities	-	-		-		-		-		-		-
Deferred gain	2,349	-		(2,349)	(3)	-		-		-		-
Total noncurrent liabilities	535,970	-		(173,098)		(3,089)		(181,154)		(178,631)		-
Total liabilities	598,336	-		(213,318)		(10,782)		(195,607)		(178,631)		-
EQUITY												
Common Stock	1,446	-		(0)	(3)	-		(1,446)	(9)	-		-
Additional paid-in capital	492,776	73,000	(2)	(157,565)	(3)	(22,349)	(4)	(385,862)	(9)	-		-
Treasury stock 3,923,094 shares at cost	(19,488)	-		-		-		19,488	(9)	-		-
Accumulated earnings	(239,600)	-		(169,626)	(3)	9,738	(4)	220,856	(9)	178,631	(11)	-
Accumulated other comprehensive income	(682)	-		(226)	(3)	-		908	(9)	-		-
Total Ultrapetrol (Bahamas) Limited stockholders equity	234,452	73,000		(327,417)		(12,611)		(146,056)		178,631		-
Noncontrolling interests	-	-		-		-		-		-		-
Total equity	234,452	73,000		(327,417)		(12,611)		(146,056)		178,631		-
Total liabilities and equity	$ 832,788	$ 73,000		$ (540,733)		$ (23,393)		$ (341,663)		$ -		$ -

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(1)	Reflects unadjusted consolidated balance sheet details for Ultrapetrol Bahamas Limited and its subsidiaries as of January 31, 2017.

(2)	Relects the $75.5 million contribution by Sparrow Investments for the purchase of the River Business and Offshore Supply Business Equity.

(3)
Reflects the impact to the balance sheet for the transfer of the River Business assets to a New Holding Company.  Includes the transfer of $440.9 million in assets and $107.1 million of liabilities at book value.  Also includes the repayment of $73 million to the Senior Secured Notes and to IFC/OFID.

(4)
Reflects the impact to the balance sheet the covenance of the equity of the Ocean Business to a New Holding Company for the benefit of the Senior Secured Notes.  Includes the transfer of $23.4 million in assets and $7.8 million of liabilities at book value.

(5)	Reflects the paydown of the IFC and OFID from the restricted cash held for their benefit by the Company.

(6)	Represents a $3 million reduction in debt for the sale or transfer of the Ocean Business to the Senior Secured Notes.

(7)
Reflects the payment of $22.2 million in pre-petition trade vendor liabilities and contract cure claims which will remain unimpaired in the Plan, as well as $1.4 million in administrative trade claims due as of the effective date.

(8)	Reflects the reinstatement of liabilities outstanding for the purchase of ocean barges Pedra do Dal, Gamboa I and Rio Port II.

(9)	Represents the impact to the balance sheet of excluding the assets of the Offshore Supply Business from the Plan.

(10)	Reflects the payment of the Fee Escrow amount of $6.6 million.

(11)	Represents the extinguishment of the remaining balance of Senior Secured Notes, IFC and OFID loans.

The accompanying notes are an integral part of these consolidated financial statements.
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The Projected Pro Forma Sources and Uses of the Proposed Transaction based on the Assumed Emergence Date of January 31, 2017 in the Parent Excluded Plan.

Ultrapetrol Bahamas Ltd., Projected Pro Forma Sources and Uses
(UNAUDITED)
(DOLLARS IN THOUSANDS)

17